As confidentially submitted with the U.S. Securities and Exchange Commission on January 31, 2025.
This draft registration statement has not been publicly filed with the Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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HOTEL101 GLOBAL HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

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Cayman Islands	7011	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Hotel101 Global Holdings Corp.
20 Cecil Street #04-03
Plus Building
Singapore 049705
+65 6513 8565
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________________________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________________________________

HOTEL101 GLOBAL PTE. LTD.
(Exact name of co-registrant as specified in its charter)
20 Cecil Street #04-03
Plus Building
Singapore 049705
+65 6513 8565
(Address, including zip code, and telephone number, including area code, of co-registrant’s principal executive offices)

Singapore	7011	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

____________________________________________________

Copies of all correspondence to:

James Grandolfo, Esq. Milbank (Hong Kong) LLP 30/F Alexandra House Central, Hong Kong Tel: +852 2971 4888	Giovanni Caruso, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Tel: (212) 407 4000	Jane K. P. Tam, Esq. Loeb & Loeb LLP 901 New York Avenue NW Washington, D.C. 20001 Tel: (202) 618-5000

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Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and on completion of the merger agreement described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†           The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS — SUBJECT TO COMPLETION DATED [•], 2025

PROXY STATEMENT/PROSPECTUS

Hotel101 Global Holdings Corp.	JVSPAC Acquisition Corp.

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS OF
JVSPAC ACQUISITION CORP.

________________________

PROSPECTUS FOR UP TO [•] ORDINARY SHARES OF HOTEL101 GLOBAL HOLDINGS CORP.

________________________

The board of directors of JVSPAC Acquisition Corp., a British Virgin Island business company (“JVSPAC”), has approved the agreement and plan of merger, dated as of April 8, 2024 (and as amended on September 3, 2024, and as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Hotel101 Global Holdings Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of DoubleDragon Corporation (“HBNB”), Hotel of Asia, Inc., a company with limited liability incorporated under the laws of the Philippines (“HOA”), DoubleDragon Corporation, a company incorporated under the laws of the Philippines and listed on the Philippine Stock Exchange, Inc. (“DoubleDragon”), DDPC Worldwide Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of DoubleDragon (“DDPC”), Hotel101 Worldwide Private Limited, a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Worldwide”), Hotel101 Global Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Global”), HGHC 4 Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of HBNB (“Merger Sub 1”), HGHC 3 Corp., a British Virgin Islands business company and a wholly-owned subsidiary of HBNB (“Merger Sub 2”) and JVSPAC.

JVSPAC shareholders are being asked to consider a vote upon the Merger Agreement and certain proposals related thereto as described in this proxy statement/prospectus (the “Proposals”).

Prior to the Company Amalgamation and SPAC Merger (each as defined below) and pursuant to the terms of the Merger Agreement, DoubleDragon, DDPC and Hotel101 Global will be engaged in the following restructuring (the “Restructuring”): DoubleDragon transferred 216,000 common shares of HOA, representing 40% of the share capital of HOA to Hotel101 Global (the “Share Transfer”) in exchange for 1,987,239 Hotel101 Global shares (the “Transfer Payment Shares”) pursuant to a Share Purchase Agreement (defined below). As consideration for the Share Transfer, Hotel101 Global shall issue to DoubleDragon the Transfer Payment Shares by no later than the closing date of the Merger Agreement (the “Closing Date”). DDPC transferred to Hotel101 Global leasehold right over certain real estate-related properties free and clear of any encumbrances in exchange for the issuance of ordinary shares in the capital of Hotel101 Global to DDPC (the “Property Transfer”).

Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with applicable laws, as part of the transactions contemplated by the Merger Agreement and the Additional Agreements (defined below) (the “Transactions”), after the Restructuring, (a) Hotel101 Global and Merger Sub 1 will amalgamate, with Hotel101 Global being the surviving entity and becoming a wholly-owned subsidiary of HBNB (“Company Amalgamation”), and (b) Merger Sub 2 will merge with and into JVSPAC, with JVSPAC being the surviving entity and becoming a wholly-owned subsidiary of HBNB (the “SPAC Merger”). The Company Amalgamation is subject to, among other things, approval by the respective shareholders and secured creditors of Hotel101 Global and Merger Sub 1.

Pursuant to the terms of the Merger Agreement, the aggregate consideration is $2,300,000,000 in newly issued ordinary shares of HBNB at a price of $10.00 per share (the “Consideration Shares”) consisting of (i) 195,500,000 HBNB Ordinary Shares to be paid to DDPC, Hotel101 Worldwide and DoubleDragon (the “Closing Payment Shares”) and (ii) 34,500,000 HBNB Ordinary Shares to be issued to certain key executives (“Key Executives”) of HBNB and DoubleDragon (the “Key Executive Shares”). HBNB is authorized to issue the Key Executive Shares, which is expected to take into effect prior to the closing of the Company Amalgamation together with the SPAC Merger and other transactions as contemplated by the Merger Agreement (collectively referred to as the “Business Combination”). The Key Executive Shares will be held or subscribed immediately prior to the effective time of the SPAC Merger (the “SPAC Merger Effective Time”) by the Key Executives. In addition to the foregoing, HBNB shall also issue 600,000 HBNB Ordinary Shares to its financial adviser for the Business Combination.

Immediately prior to the effective time of the SPAC Merger (but immediately subsequent to the effective time of the Company Amalgamation), each JVSPAC Right outstanding shall be cancelled and cease to exist in exchange for the right to receive, without interest, one-fourth (1/4) of a JVSPAC Class A Ordinary Share, with fractional shares either be rounded up or otherwise addressed in accordance with the applicable laws.

At the effective time of the SPAC Merger, each JVSPAC Ordinary Share issued and outstanding (other than dissenting shares) shall automatically be cancelled and cease to exist in exchange for the right to receive, without interest, one HBNB Ordinary Share.

If HBNB’s reported consolidated revenue for fiscal year 2025, as set forth in its annual audited consolidated financial statements, is at least $113.25 million, then HBNB, at its option, may issue in the aggregate up to an additional 500,000 ordinary shares (the “Earnout Shares”) as a bonus to the directors, executives, managers, advisors and employees of HBNB, its subsidiaries and/or parent companies, as determined at the relevant time. Fifty percent (50%) of the Earnout Shares will not be subject to any lock-up arrangement, and the remaining fifty percent (50%) of the Earnout Shares shall be subject to a lock-up period of six months from the date of issuance.

The registration statement includes a prospectus of HBNB that covers the HBNB Ordinary Shares issuable to the JVSPAC shareholders in the Merger Agreement, as discussed above, and the HBNB Ordinary Shares issuable to HBNB’s financial advisor for the Business Combination.

Proposals to approve the Agreement and Plan of Merger and the other matters discussed in this proxy statement/prospectus will be presented at the extraordinary general meeting of JVSPAC shareholders scheduled to be held on            , 2025 at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via live webcast at https://            .

The board of directors of JVSPAC (the “JVSPAC Board”) has approved the Merger Agreement and the Business Combination, and recommends that the JVSPAC shareholders vote “FOR” all of the Proposals presented to the shareholders at the Extraordinary General Meeting.    When you consider the JVPSAC Board’s recommendation of these Proposals, you should keep in mind that certain JVSPAC officers and directors have interests in the Business Combination that may conflict with your interests as a shareholder. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination and a material conflict of interest arising from the manner in which JVSPAC compensates the Sponsor, officers and directors or the manner in which the Sponsor compensates its officers and directors. See the sections entitled Proposal No. 1 — The SPAC Merger Proposal — The Business Combination — Interests of Sponsor and JVSPAC’s Directors and Officers in the Business Combination,” “Compensation Received by JVSPAC Sponsor and its Affiliates,” and “JVSPAC’s Directors and Officers — Conflicts of Interest” for additional information. The Sponsor and the Key Executives will receive HBNB Ordinary Shares in connection with the Business Combination. These securities issuances are expected to result in material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the Business Combination. For more details on the interests of the Sponsor, JVSPAC’s officers and directors and the Key Executives, see the sections entitled “Risk Factors — Risks Related to the SPAC Merger — JVSPAC shareholders will experience immediate dilution as a consequence of the issuance of HBNB Ordinary Shares as consideration in the Business Combination and from other dilution sources. Having a minority share position may reduce the influence that the non-redeeming JVSPAC shareholders have on the management of HBNB upon closing.” and “Your ownership percentage in HBNB will be less than the ownership percentage you currently hold in JVSPAC.”

Although HBNB is not currently a public reporting company, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the closing of the Merger Agreement, HBNB will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). HBNB intends to apply for listing of the HBNB Ordinary Shares on Nasdaq under the proposed symbol “HBNB,” to be effective at the consummation of the Merger Agreement. It is a condition of the consummation of the Merger Agreement that the HBNB Ordinary Shares are approved for listing on Nasdaq (subject only to official notice of issuance thereof). While trading on Nasdaq is expected to begin on the first business day following the date of completion of the Merger Agreement, there can be no assurance that HBNB’s securities will be listed on Nasdaq or that a viable and active trading market will develop. See “Risk Factors” beginning on page 20 for more information.

HBNB will be an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”) and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

HBNB will also be a “foreign private issuer” as defined in the Exchange Act and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, HBNB’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, HBNB will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

In addition, HBNB will be a “controlled company” under Nasdaq corporate governance rules since more than 50% of the voting power for the election of HBNB’s directors will held by DoubleDragon, either directly or through DDPC and Hotel101 Worldwide.

The accompanying proxy statement/prospectus provides JVSPAC shareholders with detailed information about the Merger Agreement and other matters to be considered at the extraordinary general meeting of JVSPAC shareholders. We encourage you to read the entire accompanying proxy statement/prospectus, including the annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 20 of the accompanying proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE MERGER AGREEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER AGREEMENT OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated            , 2025 and is first being mailed to shareholders of JVSPAC on or about            , 2025.

PRELIMINARY — SUBJECT TO COMPLETION DATED [•], 2025

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF JVSPAC ACQUISITION CORP.
To Be Held On [•], 2025

TO THE SHAREHOLDERS OF JVSPAC ACQUISITION CORP.:

You are cordially invited to attend the extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) of JVSPAC Acquisition Corp., a business company limited by shares incorporated under the laws of the British Virgin Islands (“JVSPAC”), at [        ] a.m., Eastern time, on [        ], 2025 at offices of Loeb & Loeb LLP, 345 Park Avenue New York, NY 10154 and virtually at https://www.cstproxy.com/[•], and on such other date and at such other place to which the meeting may be adjourned. While as a matter of British Virgin Islands law we are required to have a physical location for the meeting, we are pleased to utilize virtual shareholder meeting technology to provide ready access and cost savings for JVSPAC Shareholders and JVSPAC. The virtual meeting format allows attendance from any location in the world.

The Extraordinary General Meeting shall be held for the following purpose:

1.      to consider and vote upon a proposal to approve (i) the agreement and plan of merger dated April 8, 2024 (and as amended on September 3, 2024, and as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Hotel101 Global Holdings Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of DoubleDragon (“HBNB”), Hotel of Asia, Inc., a company with limited liability incorporated under the laws of the Philippines (“HOA”), DoubleDragon Corporation, a company incorporated under the laws of the Philippines and listed on the Philippine Stock Exchange (“DoubleDragon”), DDPC Worldwide Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of DoubleDragon (“DDPC”), Hotel101 Worldwide Private Limited, a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Worldwide”), Hotel101 Global Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Global”), HGHC 4 Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of HBNB (“Merger Sub 1”), HGHC 3 Corp., a British Virgin Islands business company and a wholly-owned subsidiary of HBNB (“Merger Sub 2”) and JVSPAC, copies of which are attached to the accompanying proxy statement/prospectus as Annex A-1 and Annex A-2 and the transactions contemplated thereunder including (a) Hotel101 Global and Merger Sub 1 amalgamating, with Hotel101 Global being the surviving entity and becoming a wholly owned subsidiary of HBNB (“Company Amalgamation”), and (b) Merger Sub 2 will merge with and into JVSPAC, with JVSPAC being the surviving entity and becoming a wholly owned subsidiary of HBNB (the “SPAC Merger,” and the surviving entity, the “SPAC Surviving Sub”) (the Company Amalgamation, the SPAC Merger and other transactions contemplated by the Merger Agreement are collectively referred to as the “Business Combination”), (ii) the plan of merger for the SPAC Merger (the “BVI Plan of Merger”), a form of which is attached to the accompanying proxy statement/prospectus as Annex C, and the transaction contemplated thereunder and (iii) upon the effective time of the SPAC Merger, the adoption of the amended and restated memorandum and articles of association by the SPAC Surviving Sub, a form of which is attached to the accompany proxy statement/prospectus as Annex D, as the new memorandum and articles of association of the SPAC Surviving Sub in replacement of the existing memorandum and articles of association of the SPAC (the “SPAC Merger Proposal”);

2.      to consider and vote upon a proposal to approve certain material differences between the Amended HBNB Articles and the JVSPAC Charter (the “Advisory Governance Proposals”);

3.      to consider and vote upon a proposal to approve the issuance of securities in connection with the Business Combination in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d) (the “Nasdaq Proposal”); and

4.      to consider and approve, if presented, a proposal to adjourn the Extraordinary General Meeting to a later date or dates (the “Adjournment Proposal”).

The SPAC Merger Proposal and the Nasdaq Proposal are cross-conditioned on the approval of each other. If either proposal is not approved by JVSPAC shareholders, the Business Combination shall not be consummated.

As further described in the accompanying proxy statement/prospectus, subject to the terms and conditions of the Merger Agreement, the following transactions will occur:

(i)     in the following order: (a) the Share Transfer and the Property Transfer, (b) following the Share Transfer and the Property Transfer, the Company Amalgamation, (c) following the Company Amalgamation and in connection with the SPAC Merger, each JVSPAC Unit shall detach and the holder thereof shall be deemed to hold such number of JVSPAC Class A Ordinary Shares and JVSPAC Rights in accordance with the terms of the applicable JVSPAC Unit (the “Detachment”), (d) in connection with the SPAC Merger and as a result of the Detachment, each JVSPAC Right shall be cancelled and cease to exist in exchange for the right to receive one-fourth (1/4) of a JVSPAC Class A Ordinary shares, with fractional shares being rounded up pursuant to the Rights Agreement dated as of January 18, 2024 (the “Exchange”) and (e) following the Exchange, the SPAC Merger, with JVSPAC being the surviving entity and becoming a wholly owned subsidiary of HBNB; and

(ii)    each ordinary share of JVSPAC (“JVSPAC Ordinary Share”) issued and outstanding immediately prior to the effective time of the SPAC Merger shall automatically be cancelled and cease to exist in exchange for the right to receive, without interest, one class A ordinary share of HBNB.

Under the Merger Agreement, the approval of the Proposals (except the Advisory Governance Proposals and the Adjournment Proposal) by the requisite vote of JVSPAC shareholders is a condition to the consummation of the Business Combination. If either the SPAC Merger Proposal or the Nasdaq Proposal is not approved by JVSPAC Shareholders, the Business Combination shall not be consummated.

The Advisory Governance Proposals are advisory votes and therefore are not binding on JVSPAC or JVSPAC’s board of directors. Furthermore, neither the Business Combination nor the SPAC Merger is conditioned on the separate approval of the Advisory Governance Proposals. Accordingly, regardless of the outcome of the non-binding advisory votes on the Advisory Governance Proposals, JVSPAC and HBNB intend that the Amended HBNB Articles will take effect upon consummation of the Business Combination.

The Adjournment Proposal, if adopted, shall allow the Chairman of the Extraordinary General Meeting to adjourn the Extraordinary General Meeting to a later date or dates, if necessary. In no event shall JVSPAC solicit proxies to adjourn the Extraordinary General Meeting or consummate the Business Combination and related transactions beyond the date by which it may properly do so under the JVSPAC Charter and the BVI Business Companies Act, 2004 (as amended) (the “BVI Companies Act”). The purpose of the Adjournment Proposal is to provide more time to meet the requirements that are necessary to consummate the Business Combination and related transactions. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each JVSPAC shareholder is encouraged to read carefully and in its entirety.

Pursuant to the JVSPAC Charter, a holder of JVSPAC Public Shares (a “Public Shareholder”) may request that JVSPAC redeem all or a portion of such Public Shares for cash in connection with the completion of the Business Combination. Holders of units must elect to separate the units into the underlying JVSPAC Public Shares and JVSPAC Rights prior to exercising redemption rights with respect to the JVSPAC Public Shares. If holders hold their JVSPAC Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying JVSPAC Public Shares and rights, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, LLC (“Continental”), JVSPAC’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. JVSPAC Public Shareholders may elect to redeem their Public Shares regardless of whether or not they vote on any of the Proposals and whether they vote “For” or “Against” any of the Proposals. If the Business Combination is not consummated, the Public Share will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a JVSPAC Public Shareholder properly exercises its right to redeem all or a portion of the JVSPAC Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, JVSPAC will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the amount on deposit in the trust account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to JVSPAC for tax purposes. For illustrative purposes, as of [•, 2025], this would have amounted to approximately $[•] per issued and outstanding share. If a JVSPAC Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its JVSPAC Public Shares for cash and will no longer own JVSPAC Public Shares. See the section entitled “Extraordinary General Meeting of JVSPAC Shareholders — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your JVSPAC Public Shares for cash. Holders of JVSPAC Rights have no Redemption Rights and are unaffected by the foregoing.

Notwithstanding the foregoing, a JVSPAC Public Shareholder, together with any affiliate of such JVSPAC Public Shareholder or any other person with whom such JVSPAC Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its JVSPAC Public Shares with respect to more than an aggregate of 15% of the JVSPAC Public Shares. Accordingly, if a JVSPAC Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the JVSPAC Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor, Maxim and each of the JVSPAC officers and directors have agreed to, among other things, vote all of their JVSPAC Ordinary Shares in favor of the proposals being presented at the Extraordinary General Meeting and waive their redemption rights with respect to their JVSPAC Ordinary Shares in connection with the consummation of the Business Combination. As of the date of the accompanying proxy statement/prospectus, on an as-converted basis, the Sponsor owns approximately 21.8% of the issued and outstanding JVSPAC Ordinary Shares. The Merger Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such closing condition.

JVSPAC is providing the accompanying proxy statement/prospectus and accompanying proxy card to JVSPAC shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournments of the Extraordinary General Meeting. Information about the Extraordinary General Meeting, the Business Combination and other related business to be considered by JVSPAC shareholders at the Extraordinary General Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the Extraordinary General Meeting, all of JVSPAC shareholders should read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 20 of the accompanying proxy statement/prospectus.

After careful consideration, JVSPAC’s board of directors has unanimously approved the Business Combination and determined that the SPAC Merger Proposal, the Advisory Governance Proposals, the Nasdaq Proposal and the Adjournment Proposal are advisable and fair to and in the best interest of JVSPAC and unanimously recommends that you vote or give instruction to vote “FOR” the SPAC Merger Proposal, “FOR” the Advisory Governance Proposals, “FOR” the Nasdaq Proposal, and “FOR” the Adjournment Proposal, if presented. When you consider the board of directors’ recommendation of these proposals, you should keep in mind that JVSPAC’s Sponsor and its affiliate(s), directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “The SPAC Merger Proposal — Interests of Sponsor and JVSPAC’s Directors and Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

The approval of the SPAC Merger Proposal, the Advisory Governance Proposals, the Nasdaq Proposal and the Adjournment Proposal will each be approved and adopted only if holders of at least a majority of the issued and outstanding JVSPAC Ordinary Shares present in person physically or by virtual attendance or represented by proxy and entitled to vote and voted at the Extraordinary General Meeting, vote “FOR” these proposals. An abstention or broker non-vote will therefore be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the Extraordinary General Meeting, please sign, date, vote and return the enclosed proxy card as soon as possible in the envelope provided to make sure that your shares are represented at the Extraordinary General Meeting. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker or bank to ensure that votes related to the shares you beneficially own are properly counted. The Business Combination will be consummated only if the SPAC Merger Proposal and the Nasdaq Proposal are approved at the Extraordinary General Meeting. The Adjournment Proposal and the Advisory Governance Proposals are not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Extraordinary General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Extraordinary General Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting. If you are a shareholder of record and you attend the Extraordinary General Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR JVSPAC CLASS A ORDINARY SHARES BE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS BEFORE THE SCHEDULED DATE OF THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES SHALL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER, BANK OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE THE SECTION ENTITLED “EXTRAORDINARY GENERAL MEETING OF JVSPAC SHAREHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.”

On behalf of the JVSPAC Board, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,
/s/ Albert Wong
Albert Wong Chairman of the Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated [•], 2025, and is first being mailed to shareholders on or about [•], 2025.

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ADDITIONAL INFORMATION

JVSPAC’s filings are available for you to review through the SEC’s website at www.sec.gov. You may request copies of this proxy statement/prospectus and any other publicly available information concerning JVSPAC, without charge. Please contact our proxy solicitor:

ADVANTAGE PROXY
P.O. Box 10904 Yakima, WA 98909
Toll Free: (877) 870-8565
Collect: (206) 870-8565
Email: ksmith@advantageproxy.com

In order for JVSPAC shareholders to receive timely delivery of the documents in advance of the extraordinary general meeting of JVSPAC shareholders to be held on            , you must request the information no later than five (5) business days prior to the date of the extraordinary general meeting, by            , 2025. Please be sure to include your complete name and address in your request. You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. Neither JVSPAC nor HBNB has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement on Form F-4 filed with the SEC by HBNB and Hotel101 Global, constitutes a prospectus of HBNB and Hotel101 Global under Section 5 of the Securities Act with respect to the HBNB Ordinary Shares to be issued to JVSPAC shareholders in connection with the Merger Agreement. This document also constitutes a proxy statement of JVSPAC under Section 14(a) of the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the extraordinary general meeting of JVSPAC shareholders to consider and vote upon the SPAC Merger Proposal, the Advisory Governance Proposal, the Nasdaq Proposal and the Adjournment Proposal.

Unless otherwise indicated or the context otherwise requires, all references in this proxy statement/prospectus to the terms “HBNB” refer to Hotel101 Global Holdings Corp, all references in this proxy statement/prospectus to the terms “Hotel101 Global” refer to Hotel101 Global Pte. Ltd. and all references in this proxy statement/prospectus to “JVSPAC” refer to JVSPAC Acquisition Corp.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

JVSPAC

JVSPAC’s audited financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 and JVSPAC’s unaudited interim financial statements as of September 30, 2024 and for the nine months ended September 30, 2024 and 2023 were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and are denominated in U.S. dollars.

Hotel101 Global

Hotel101 Global’s audited consolidated financial statements as of December 31, 2023 and 2022 and for the year ended December 31, 2023 and the period from July 28, 2022 (date of inception of Hotel101 Global) to December 31, 2022 (“Hotel101 Global’s audited consolidated financial statements”) and unaudited condensed consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 (“Hotel101 Global’s unaudited condensed consolidated financial statements,” and together with Hotel101 Global’s audited consolidated financial statements, “Hotel101 Global’s consolidated financial statements”), included in this proxy statement/prospectus, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are reported in U.S. dollars.

HOA

HOA’s audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022 (“HOA’s audited consolidated financial statements”) and unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024 and 2023 (“HOA’s unaudited interim condensed consolidated financial statements,” and together with HOA’s audited consolidated financial statements, “HOA’s consolidated financial statements”), included in this proxy statement/prospectus, have been prepared in accordance with the IFRS issued by the IASB and are reported in Philippine pesos.

With respect to HOA’s unaudited interim condensed consolidated financial statements, included in this proxy statement/prospectus, R.G. Manabat & Co. reported that they have applied limited procedures in accordance with professional standards for review of such information. Their separate report dated December 23, 2024 (which is not included herein and, for the avoidance of doubt, is not incorporated by reference) states that they did not audit and they do not express an opinion on such unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. R.G. Manabat & Co. is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited financial information because that report is not a “report” or “part” of this proxy statement/prospectus prepared or certified by R.G. Manabat & Co. within the meaning of Sections 7 and 11 of the Securities Act.

This proxy statement/prospectus contains translations of certain amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Philippine peso amounts represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at all. Unless otherwise indicated, all translations from Philippine pesos to U.S. dollars have been made at a rate of ₱58.868 = $1.00, being the rate for the conversion of U.S. dollars with Philippine pesos quoted in the Daily Reference Exchange Rate Bulletin of the Bangko Sentral ng Pilipinas (the “BSP”) as of June 30, 2024. On January 31, 2025, the BSP Reference Rate quoted on the BSP’s Reference Exchange Rate Bulletin was ₱58.362 = $1.00.

HBNB

HBNB was incorporated on March 13, 2024 for purposes of effecting the Transactions. HBNB has no material assets and does not operate any businesses. The audited consolidated financial statements of HBNB as of December 31, 2024 and for the period from March 13, 2024 (date of inception) to December 31, 2024 included in this proxy statement/prospectus have been prepared in accordance with IFRS. The Transactions are made up of a series of transactions provided in the Merger Agreement as described elsewhere within this proxy statement/prospectus. Following the Transactions, HBNB will qualify as a foreign private issuer and will continue to prepare its consolidated financial statements in accordance with IFRS. In addition, HBNB will be a “controlled company” under Nasdaq corporate governance rules.

Accordingly, the unaudited pro forma condensed combined financial information and the comparative per share information that will be presented in this proxy statement/prospectus will be prepared in accordance with IFRS.

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FREQUENTLY USED TERMS

In this document, unless the context otherwise requires:

“Acquisition Entity” means each of HBNB, Merger Sub 1 and Merger Sub 2.

“ACRA” means the Singapore Accounting and Corporate Regulatory Authority.

“Amended HBNB Articles” means HBNB’s amended and restated memorandum and articles of association to be effective upon consummation of the Transactions.

“AML” means anti-money laundering.

“BIR” means the Bureau of Internal Revenue, the national taxation authority in the Philippines.

“BSP” means Bangko Sentral ng Pilipinas, the central bank of the Philippines.

“Business Combination” means the Company Amalgamation together with the SPAC Merger and other transactions as contemplated by the Merger Agreement.

“BVI” means the British Virgin Islands.

“BVI Companies Act” means the BVI Business Companies Act, 2024, as amended.

“BVI Insolvency Act” means the Insolvency Act, 2003 of the British Virgin Islands, as amended.

“CASBEE” means Comprehensive Assessment System for Built Environment Efficiency, which is a Japanese framework for evaluating the environmental performance of buildings and built environments.

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Parties” means Hotel101 Global and HOA.

“Company Group” means the Company Parties and their respective subsidiaries.

“Continental” means Continental Stock Transfer & Trust Company, LLC, being JVSPAC’s transfer agent and HBNB’s transfer agent.

“Corporation Code” means Republic Act No. 11232, otherwise known as the Revised Corporation Code, of the Philippines.

“Data Privacy Act” means Republic Act No. 10173, otherwise known as the Data Privacy Act of 2012, of the Philippines.

“Dr. Tan Caktiong” means Tony Tan Caktiong.

“DTC” means the Depository Trust Company.

“Effective Time” means, depending on the context, the time that the SPAC Merger or the Company Amalgamation takes place.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Founder Shares” means JVSPAC’s Class B Ordinary Shares held by the Initial Shareholders and, unless context otherwise requires, the term also includes JVSPAC’s Class A Ordinary Shares issued upon the conversion thereof.

“HBNB Class A Ordinary Shares” means the class A ordinary shares, with par value of $[•] each, of HBNB.

“HBNB Group” means HBNB and its subsidiaries.

“HBNB Ordinary Shares” means HBNB Class A Ordinary Shares.

“Hotel101” means the Hotel101-branded operations of Hotel101 Global and Hotel101 Global’s material associate, HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements.

“Hotel101 App” means Hotel101 Global’s global application, which is available on iOS and Android.

“IFRS” means the International Financial Reporting Standards.

“Initial Shareholders” means the holder of the Founder Shares.

“Intellectual Property Code” means Republic Act No. 8293, otherwise known as the Intellectual Property Code of the Philippines, as amended.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“IPO” means the initial public offering of JVSPAC, which was consummated on January 23, 2024.

“IRS” means U.S. Internal Revenue Service.

“ISO” means International Standards Organization.

“JOBS Act” means the U.S. Jumpstart Our Business Startups Act of 2012, as amended.

“JVSPAC Board” means the board of directors of JVSPAC.

“JVSPAC Charter” means the Amended and Restated Memorandum of Association and Articles of Association of JVSPAC, as currently in effect.

“JVSPAC Class A Ordinary Shares” means the class A ordinary shares, with no par value, of JVSPAC.

“JVSPAC Class B Ordinary Shares” means the class B ordinary shares, with no par value, of JVSPAC.

“JVSPAC Ordinary Shares” means the JVSPAC Class A Ordinary Shares and the JVSPAC Class B Ordinary Shares.

“JVSPAC Private Rights”, “Private Rights” or “private placement rights” means the JVSPAC Rights included in the Private Placement Units.

“JVSPAC Public Rights” or “Public Rights” means the JVSPAC Rights included in the Units of JVSPAC sold in the IPO, whether purchased in the IPO or thereafter in the open market.

“JVSPAC Public Shareholders” or “Public Shareholders” means holders of the JVSPAC Public Shares and/or holders of the JVSPAC Public Rights, as the case may be.

“JVSPAC Public Shares” or “Public Shares” means the shares of JVSPAC Class A Ordinary Shares included in the Units of JVSPAC sold in the IPO, whether purchased in the IPO or thereafter in the open market.

“JVSPAC Rights” means the issued and outstanding rights of JVSPAC, each such right convertible into one-fourth (1/4) of a JVSPAC Class A Ordinary Share at the closing of a business combination.

“JVSPAC Units” means a unit of JVSPAC issued in the IPO or upon the exercise of the underwriters’ overallotment option, comprising of one JVSPAC Class A Ordinary Share and one JVSPAC Right.

“Key Executives” means certain key executives of HBNB and DoubleDragon, namely Mr. Sia, Dr. Tan Caktiong, Ferdinand J. Sia, Rizza Marie S. Javelona, Marriana Henares Yulo and other persons to be determined by the board of directors of DoubleDragon in its sole discretion.

“LEED” means Leadership in Energy and Environmental Design.

“Marcum” means Marcum LLP, an independent registered public accounting firm.

“Marcum Asia” means Marcum Asia CPAs LLP, an independent registered public accounting firm.

“Merger” means the merger of Merger Sub 2 with and into JVSPAC, with JVSPAC surviving the merger as a wholly-owned subsidiary of HBNB.

“Merger Agreement” means the agreement and plan of merger agreement, dated as of April 8, 2024, by and among HBNB, HOA, DoubleDragon, DDPC, Hotel101 Worldwide, JVSPAC, Hotel101 Global, Merger Sub 1 and Merger Sub 2, as amended by the first amendment to the agreement and plan of merger agreement, dated as of September 3, 2024.

“Merger Agreement Proposal” means the proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby.

“Merger Sub 1” means HGHC 4 Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of HBNB.

“Merger Sub 2” means HGHC 3 Corp., a British Virgin Islands business company and wholly-owned subsidiary of HBNB.

“Mr. Sia” means Edgar J. Sia II.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Nasdaq Listing Rules” means the Listing Rules adopted by Nasdaq, as the same may be amended from time to time.

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“PFIC” means passive foreign investment company.

“Philippine SEC” means the Philippine Securities and Exchange Commission.

“Private Placement Units” means the 240,000 units of JVSPAC purchased by the Sponsor for $2,400,000 in connection with the IPO.

“R.G. Manabat & Co.” means R.G. Manabat & Co., independent auditors, which is a Philippine partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

“Record Date” means [            ], 2025.

“Representative’s Shares” means 258,750 JVSPAC Class A Ordinary Shares issued to Maxim Partners LLC and/or its designees at the IPO.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Regulation Code” mean Republic Act No. 8799, otherwise known as the Securities Regulation Code, of the Philippines, as revised, and its implementing rules and regulations.

“Sponsor” means Winky Investments Limited, a British Virgin Islands business company controlled by Albert Wong, CEO of JVSPAC.

“Tax Act” means the U.S. Tax Cuts and Jobs Act of 2017.

“Trust Account” means the trust account that holds a portion of the proceeds of JVSPAC’s initial public offering.

“Trustee” means Continental Stock Transfer & Trust Company, LLC.

“Unit Owners” means owners of pre-sold condotel units in the hospitality projects of Hotel101 Global and Hotel101 Global’s material associate, HOA.

“U.S. GAAP” or “GAAP” means United States generally accepted accounting principles.

EXCHANGE RATES

The Philippine Dealing System (the “PDS”), a computer network supervised by the BSP, through which the members of the Bankers Association of the Philippines effect spot and forward currency exchange transactions, was introduced in 1992. The Philippine Dealing System was adopted by the BSP as a means to monitor foreign exchange rates. The BSP Reference Rate is the weighted average rate for the purchase of U.S. dollars with Philippine pesos under the Philippine Dealing System and published in the BSP’s Reference Exchange Rate Bulletin. As of June 30, 2024, the BSP Reference Rate was ₱58.868 = $1.00. On January 31, 2025, the BSP Reference Rate was ₱58.362 = $1.00.

The following table sets forth certain information concerning the BSP Reference Rate between the Philippine peso and the U.S. dollar for the periods and dates indicated, expressed in Philippine pesos per $1.00.

Period	Low[1]	Average[2]	High[3]	Period end
	(in ₱ per $)
2022	50.97	54.48	58.99	56.12
2023	53.77	55.63	56.96	55.57
2024	55.40	57.28	59.00	58.01

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Source: BSP Online Statistical Database.

Notes:

1        Lowest daily closing exchange rate for the period.

2        Weighted average rate under the PDS.

3        Highest daily exchange rate for the period.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Extraordinary General Meeting, including with respect to the proposed Transactions. The following questions and answers do not include all of the information that may be important to JVSPAC’s shareholders. To fully understand the proposed Transactions and the voting procedures for the Extraordinary General Meeting, JVSPAC shareholders are urged to carefully read this entire proxy statement/prospectus, because the information in this section does not provide all the information that might be important to you with respect to the Proposals and the other matters being considered at the Extraordinary General Meeting. Additional important information is also contained in the annexes and the other documents incorporated by reference into this proxy statement/prospectus.

Q:     What is the purpose of this document?

A:     JVSPAC, Hotel101 Global, HOA, DoubleDragon, DDPC, Hotel101 Worldwide, HBNB, Merger Sub 1 and Merger Sub 2 have agreed to the Business Combination under the terms of the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A-1 and Annex A-2, and is incorporated into this proxy statement/prospectus by reference. The JVSPAC Board is soliciting your proxy to vote for the Business Combination and other Proposals at the Extraordinary General Meeting because you own JVSPAC Ordinary Shares at the close of business on [•], 2025, the Record Date for the Extraordinary General Meeting, and are therefore entitled to vote at the Extraordinary General Meeting. This proxy statement/prospectus summarizes the information that you need to know in order to cast your vote.

Q:     Why is JVSPAC proposing the Business Combination?

A:     JVSPAC was formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more operating businesses.

Based on its due diligence investigations of the Company Group and the industry in which they operate, including the financial and other information provided by the Company Group in the course of JVSPAC’s due diligence investigations, the JVSPAC Board believes that the Business Combination is in the best interests of JVSPAC and its shareholders and presents an opportunity to increase shareholder value.

Although the JVSPAC Board believes that the Business Combination with the Company Group presents a unique business combination opportunity and is in the best interests of JVSPAC and its shareholders, the JVSPAC Board did consider certain potentially material negative factors in arriving at that conclusion. See the section entitled “Proposal No. 1 — The SPAC Merger Proposal — The Business Combination — JVSPAC Board’s Reasons for the Approval of the Transactions” for a discussion of the factors considered by the JVSPAC Board in making its decision.

Q:     What is being voted on?

A:     Below are the proposals that the JVSPAC Shareholders are being asked to vote on:

•        Proposal No. 1 — The SPAC Merger Proposal to approve (i) the business combination and other transactions (and related transaction documents) contemplated by the merger agreement dated April 8, 2024 and amended as of September 3, 2024 (and as may be further amended from time to time, the “Merger Agreement”), by and among HBNB, HOA, DoubleDragon, DDPC, Hotel101 Worldwide, JVSPAC, Hotel101 Global, Merger Sub 1 and Merger Sub 2, a copy of which is attached to this proxy statement/prospectus as Annex A-1 and Annex A-2, and the transactions contemplated thereunder including (a) the Company Amalgamation and (b) immediately following the Company Amalgamation, the merger of Merger Sub 2 with and into JVSPAC with JVSPAC being the surviving entity and a wholly-owned subsidiary of HBNB (the “SPAC Merger,” together with the Company Amalgamation, the “Business Combination”), (ii) the plan of merger for the SPAC Merger (the “BVI Plan of Merger”), a form of which is attached to the accompanying proxy statement/prospectus as Annex C, and the transaction contemplated thereunder and (iii) upon the effective time of the SPAC Merger, the adoption of the amended and restated memorandum and articles of association by the SPAC Surviving Sub, a form of which is attached to the accompany proxy statement/prospectus as Annex D, as the new memorandum and articles of association of the SPAC Surviving Sub in replacement of the existing memorandum and articles of association of the SPAC.

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•        Proposal No. 2 — The Advisory Governance Proposals to consider and vote to approve, on a non-binding advisory basis, certain material differences between the Amended HBNB Articles and the JVSPAC Charter.

•        Proposal No. 3 — The Nasdaq Proposal to approve the issuance of more than 20% of the issued and outstanding ordinary shares in connection with the terms of the Merger Agreement, which will result in a change of control, as required by Nasdaq Listing Rule 5635(a), (b) and (d).

•        Proposal No. 4 — The Adjournment Proposal to approve the adjournment of the Extraordinary General Meeting by the chairman thereof to a later date, if necessary or appropriate, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the foregoing Proposals, in the event JVSPAC does not receive the requisite shareholder vote to approve the Proposals.

Q:     What vote is required to approve the Proposals?

A:     The SPAC Merger Proposal will be approved and adopted only if holders of at least a majority of the issued and outstanding JVSPAC Ordinary Shares present in person physically or by virtual attendance or represented by proxy and entitled to vote and voted at the Extraordinary General Meeting vote “FOR” the SPAC Merger Proposal. Neither a shareholder’s failure to vote during the Extraordinary General Meeting or by proxy nor an abstention will be considered a vote “FOR.”

The Nasdaq Proposal will be approved and adopted only if holders of at least a majority of the issued and outstanding JVSPAC Ordinary Shares present in person physically or by virtual attendance or represented by proxy and entitled to vote and voted at the Extraordinary General Meeting vote “FOR” the Nasdaq Proposal. Neither a shareholder’s failure to vote during the Extraordinary General Meeting or by proxy nor an abstention will be considered a vote “FOR.”

The Advisory Governance Proposals will be approved and adopted if holders of at least a majority of the issued and outstanding JVSPAC Ordinary Shares present in person physically or by virtual attendance or represented by proxy and entitled to vote and voted at the Extraordinary General Meeting vote “FOR” such proposal. Neither a shareholder’s failure to vote during the Extraordinary General Meeting or by proxy nor an abstention will be considered a vote “FOR.”

Each of the Adjournment Proposals will be approved and adopted only if holders of at least a majority of the issued and outstanding JVSPAC Ordinary Shares present in person physically or by virtual attendance or represented by proxy and entitled to vote and voted at the Extraordinary General Meeting vote “FOR” the Adjournment Proposal. Neither a shareholder’s failure to vote during the Extraordinary General Meeting or by proxy nor an abstention will be considered a vote “FOR.”

Q:     Are any of the proposals conditioned on one another?

A:     Yes. The Nasdaq Proposal is conditioned on the approval of the SPAC Merger Proposal, and vice versa. It is important for you to note that, in the event that the SPAC Merger Proposal or the Nasdaq Proposal is not approved, JVSPAC will not consummate the Business Combination. If JVSPAC does not consummate the Business Combination and fails to complete an initial business combination by April 23, 2025, unless further extended to July 23, 2025 as allowed under the JVSPAC Charter (or a later date approved by JVSPAC Shareholders), JVSPAC will be required to dissolve and liquidate. The Adjournment Proposal and the Advisory Governance Proposals are not conditioned upon the approval of any other Proposal.

Q:     How will the Initial Shareholders vote?

A:     Pursuant to a letter agreement (“Letter Agreement”), the Initial Shareholders, who as of the Record Date owned 240,000 JVSPAC Class A Ordinary Shares and 1,437,500 Class B ordinary shares, with no par value, of JVSPAC (“JVSPAC Class B Ordinary Shares”), or 21.83% of the outstanding JVSPAC Ordinary Shares, and Maxim, who as of the Record Date owned 258,750 JVSPAC Class A Ordinary Shares, have agreed to vote their respective JVSPAC Ordinary Shares acquired by them prior to the IPO and any JVSPAC Ordinary Shares purchased by them in the open market in or after the IPO in favor of the Proposals. As a result, holders of only 1,906,876 JVSPAC Public Shares will need to be present in person, by virtual attendance or by proxy to satisfy the quorum requirement for the meeting.

Q:     How many votes do I and others have?

A:     You are entitled to one vote for each JVSPAC Ordinary Share that you held as of the Record Date. As of the close of business on the Record Date, there were 7,686,250 outstanding ordinary shares.

Q:     What is the consideration being paid to HBNB’s security holders?

A:     The aggregate consideration for the Business Combination is $2,300,000,000, payable in the form of 230,000,000 newly issued HBNB Class A Ordinary Shares valued at $10.00 per share to HBNB’s shareholders, consisting of (i) 195,500,000 HBNB Ordinary Shares to be paid to DDPC, Hotel101 Worldwide and DoubleDragon (the “Closing Payment Shares”) and (ii) 34,500,000 HBNB Ordinary Shares to be issued to certain key executives (“Key Executives”) of HBNB and DoubleDragon (the “Key Executive Shares”). HBNB is authorized to issue the Key Executive Shares, which is expected to take into effect prior to the closing of the Business Combination. The Key Executive Shares will be held or subscribed immediately prior to the SPAC Merger Effective Time by the Key Executives. The Key Executive Shares shall be subject to a vesting period starting on the 18th month up to the 66th month from the closing. If any Key Executive resigns or is terminated from their role with HBNB or DoubleDragon, as the case may be, while any of their Key Executive Shares remain under lock-up, all such shares under lock-up will revert to HBNB through a buyback arrangement. HBNB shall be the sole beneficiary in case of any gains arising from these buyback transactions, and the departing Key Executive shall not be entitled to any benefit whatsoever. In addition to the foregoing, HBNB shall also issue 600,000 HBNB Ordinary Shares to its financial adviser for the Business Combination.

In addition, after the closing of the Business Combination, subject to the terms and conditions set forth in the Merger Agreement, in the event that, HBNB’s reported consolidated revenue for fiscal year 2025, as set forth in its annual audited consolidated financial statements filed on Form 20-F, is at least $113.25 million, then HBNB, at its option, may issue in the aggregate up to an additional 500,000 ordinary shares (the “Earnout Shares”) as a bonus to the directors, executives, managers, advisors and employees of HBNB, its subsidiaries and/or parent companies, as determined at the relevant time. At the closing of the Business Combination, each JVSPAC Ordinary Share then issued and outstanding shall be cancelled and automatically converted into the right to receive HBNB Class A Ordinary Shares pursuant to the terms of the Merger Agreement.

Q:     Did the JVSPAC Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:     No. The JVSPAC Charter does not require JVSPAC to seek a third-party valuation or fairness opinion in connection with a business combination unless the target is affiliated with an Initial Shareholder. As is customary for a transaction of this nature that is on arm’s-length commercial terms, JVSPAC’s Board of Directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination with HBNB. JVSPAC’s officers and JVSPAC’s Board of Directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, enabled them to make the necessary analyses and determinations regarding the Business Combination with HBNB. In addition, JVSPAC’s officers and JVSPAC’s Board of Directors and its advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of JVSPAC’s officers and JVSPAC’s Board of Directors in valuing HBNB’s business, and assuming the risk that JVSPAC’s officers and JVSPAC’s Board of Directors may not have properly valued such business.

Q:     Do any of JVSPAC’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?

A:     In considering the recommendation of JVSPAC’s Board of Directors to approve the Merger Agreement, JVSPAC Shareholders should be aware that certain JVSPAC executive officers and directors may be deemed to have interests in the Business Combination that are different from, or in addition to, those of JVSPAC Shareholders generally. These interests, which may create actual or potential conflicts of interest, are, to the extent material, include but are not limited to those described in the section entitled “The SPAC Merger Proposal — Interests of Sponsor and JVSPAC’s Directors and Officers in the Business Combination” beginning on page 102 of this proxy statement/prospectus.

Q:     When will JVSPAC Shareholders receive HBNB Class A Ordinary Shares in connection with the Business Combination?

A:     Immediately prior to the effective time of the SPAC Merger (but immediately subsequent to the effective time of the Company Amalgamation), each JVSPAC Right outstanding shall be cancelled and cease to exist in exchange for the right to receive, without interest, one-fourth (1/4) of a JVSPAC Class A Ordinary Share, with fractional shares either be rounded up or otherwise addressed in accordance with the applicable laws. Upon the effective time of the SPAC Merger, each issued and outstanding JVSPAC Ordinary Share (including those exchanged from JVSPAC Rights) will be canceled and exchanged for the right to receive one HBNB Class A Ordinary Share.

Q:     Will JVSPAC Shareholders be able to trade the HBNB Class A Ordinary Shares that they receive in the transaction?

A:     Yes. HBNB has filed an initial listing application to list the HBNB Class A Ordinary Shares on The Nasdaq Stock Market under the symbol “HBNB.” HBNB Class A Ordinary Shares received in exchange for JVSPAC Ordinary Shares in the transaction will be freely transferable under United States federal securities laws by persons other than affiliates of the Company Parties.

Q:     When and where is the Extraordinary General Meeting?

A:     The Extraordinary General Meeting will take place on [•], 2025 at [•] [a.m./p.m.], Eastern time, at the office of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via live webcast at https://[•] using Meeting ID: [•]. We encourage shareholders to attend and participate in the Extraordinary General Meeting virtually.

Q:     Who may vote at the Extraordinary General Meeting?

A:     Only holders of record of JVSPAC Ordinary Shares as of the close of business on the Record Date may vote at the Extraordinary General Meeting of shareholders. As of the Record Date, there were 7,686,250 ordinary shares outstanding and entitled to vote. See the section entitled “Extraordinary General Meeting of JVSPAC Shareholders — Record Date; Who is Entitled to Vote” for further information.”

Q:     What is the quorum requirement for the Extraordinary General Meeting?

A:     Shareholders representing not less than 50 percent of the votes of the JVSPAC Ordinary Shares issued and outstanding as of the Record Date and entitled to vote at the Extraordinary General Meeting must be present in person physically or by virtual attendance or represented by proxy in order to hold the Extraordinary General Meeting and conduct business. This is called a quorum.

JVSPAC Ordinary Shares will be counted for purposes of determining if there is a quorum if the shareholder (i) is present and entitled to vote at the meeting or (ii) has properly submitted a proxy card or voting instructions through a broker, bank, or custodian. In the absence of a quorum, the chairman of the JVSPAC Board may at his discretion adjourn the meeting until a quorum is present.

Q:     Am I required to vote against the SPAC Merger Proposal in order to have my JVSPAC Public Shares redeemed?

A:     No. You are not required to vote against the SPAC Merger Proposal or any of the Proposals, or to vote at all, in order to have the right to demand that JVSPAC redeem your JVSPAC Public Shares for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (including interest earned on your pro rata portion of the Trust Account, net of taxes payable). These rights to demand redemption of JVSPAC Public Shares for cash are sometimes referred to herein as “Redemption Rights.” If the Business Combination is not completed, holders of JVSPAC Public Shares electing to exercise their Redemption Rights will not be entitled to receive such payments and their JVSPAC Ordinary Shares will be returned to them.

Q:     How do I exercise my Redemption Rights?

A:     If you are a JVSPAC Public Shareholder and you seek to have your JVSPAC Public Shares redeemed, you must (i) demand, no later than [5:00 p.m.], Eastern time on [•] (at least two business days before the Extraordinary General Meeting), that JVSPAC redeem your shares into cash; and (ii) submit your request in writing to Continental, our transfer agent, at the address listed at the end of this section and deliver your shares to Continental physically or electronically using DTC’s DWAC (Deposit/Withdrawal at Custodian) System at least two business days before the Extraordinary General Meeting.

Any corrected or changed written demand of Redemption Rights must be received by Continental two business days before the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to Continental at least two business days before the Extraordinary General Meeting.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with our consent, until the vote is taken with respect to the Proposals. If you delivered your shares for redemption to our transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that our transfer agent return the shares (physically or electronically). You may make such request by contacting our transfer agent.

JVSPAC Shareholders may seek to have their JVSPAC Public Shares redeemed regardless of whether they vote for or against the Business Combination, or whether they vote at all, and whether or not they are holders of JVSPAC Ordinary Shares as of the Record Date. Any JVSPAC Public Shareholder who holds JVSPAC Ordinary Shares on or before [•] (two business days before the Extraordinary General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

In order to validly exercise your redemption rights, you must submit your request in writing to Continental at the following address:

Continental Stock Transfer & Trust Company
1 State Street, 30th floor
New York, NY 10004

E-mail: proxy@continentalstock.com

Q:     What is the recommendation of the JVSPAC Board?

A:     After careful consideration, the JVSPAC Board unanimously recommends that the JVSPAC Shareholders vote “FOR” the approval of the SPAC Merger Proposal, “FOR” the approval of the Advisory Governance Proposals, “FOR” the approval of the Nasdaq Proposal and “FOR” the approval of the Adjournment Proposal. For details on the required votes to approve each proposal, see the section entitled “What vote is required to approve the Proposals?”

Q:     How can I vote?

A:     If you are a JVSPAC Shareholder of record, you may vote in person (physically or by virtual appearance) at the Extraordinary General Meeting or vote by submitting a proxy using the enclosed proxy card, via the Internet or over the telephone. Whether or not you plan to participate in the Extraordinary General Meeting, we urge you to vote by proxy to ensure your vote is counted. Even if you have already voted by proxy, you may still attend the Extraordinary General Meeting (physically and virtually) and vote online, if you choose.

To vote online at the Extraordinary General Meeting, follow the instructions below under “How may I participate in the Extraordinary General Meeting virtually?”

To vote using the proxy card, please complete, sign and date the proxy card and return it in the prepaid envelope. If you return your signed proxy card before the Extraordinary General Meeting, we will vote your shares as you direct.

To vote in person at the Extraordinary General Meeting, you will be given a ballot when you arrive. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you will need to bring to the Extraordinary General Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares.

To vote via the telephone, you can vote by calling the telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded.

To vote via the Internet, please go to https://www.cstproxy.com/[•] and follow the instructions. Please have your proxy card handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day until 11:59 p.m., Eastern Time, on [•]. After that, telephone and Internet voting will be closed and, if you want to vote your shares, you will either need to ensure that your proxy card is received before the date of the Extraordinary General Meeting or attend the Extraordinary General Meeting physically or attend the virtual Extraordinary General Meeting.

If your shares are registered in the name of your broker, bank or other agent, you are the “beneficial owner” of those shares and those shares are considered as held in “street name.” If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from us. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided.

If you plan to vote via the Internet, you will need to contact Continental at the phone number or email below to receive a control number and you must obtain a legal proxy from your broker, bank or other nominee reflecting the number of JVSPAC Class A Ordinary Shares you held as of the Record Date, your name and email address. You must contact Continental for specific instructions on how to receive the control number. Please allow up to 72 hours prior to the meeting for processing your control number.

After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Extraordinary General Meeting you must submit proof of your legal proxy reflecting the number of your JVSPAC Class A Ordinary Shares along with your name and email address to proxy@continentalstock.com, obtain a valid control number and then login to https://www.cstproxy.com/[•]. Requests for registration should be directed to [•] or proxy@continentalstock.com via email and must be received no later than 11:59 p.m., Eastern Time, on [•], the night before the meeting date.

You will receive a confirmation of your registration by email after we receive your registration materials. We encourage you to access the Extraordinary General Meeting prior to the start time leaving ample time for the check in.

Q:     How may I participate in the Extraordinary General Meeting virtually?

A:     If you are a shareholder of record as of the Record Date for the Extraordinary General Meeting, you should receive a proxy card from Continental, containing instructions on how to attend the Extraordinary General Meeting virtually including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at [•] or email proxy@continentalstock.com. You can pre-register to attend the Extraordinary General Meeting virtually starting on [•]. Go to https://www.cstproxyvote.com/[•] and enter the control number found on your proxy card you previously received, as well as your name and email address. Once you pre-register, you can vote. At the start of the Extraordinary General Meeting, you will need to re-log back into the meeting site using your control number.

If your JVSPAC Class A Ordinary Shares are held in street name and you would like to join and not vote, Continental will issue you a guest control number. Either way, you must contact Continental for specific instructions on how to receive the control number. Please allow up to 72 hours prior to the meeting for processing your control number.

Q:     Who can help answer any other questions I might have about the Extraordinary General Meeting?

A:     If you have any questions concerning the Extraordinary General Meeting virtually (including accessing the meeting by virtual means) or need help voting your JVSPAC Class A Ordinary Shares, please contact Continental at [•] or email proxy@continentalstock.com.

The Notice of Extraordinary General Meeting, Proxy Statement and form of Proxy Card are available at: [•].

Q:     If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:     No. If you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding JVSPAC Class A Ordinary Shares for you, your JVSPAC Class A Ordinary Shares will not be voted with respect to any Proposal for which your broker does not have discretionary authority to vote. If a proposal is determined to be discretionary, your broker, bank or other holder of record is permitted to vote on the proposal without receiving voting instructions from you. If a proposal is determined to be non-discretionary, your broker, bank or other holder of record is not permitted to vote on the proposal without receiving voting instructions from you. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a non-discretionary proposal because the holder of record has not received voting instructions from the beneficial owner. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Each of the Proposals must be approved by a majority of the JVSPAC Ordinary Shares present in person physically or by virtual attendance or represented by proxy and entitled to vote and voted. Each of the Proposals presented at the Extraordinary General Meeting are non-discretionary proposals. Accordingly, if you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding JVSPAC Class A Ordinary Shares for you, your JVSPAC Class A Ordinary Shares will not be voted with respect to any of the Proposals. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Q:     What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:     Each of the Proposals must be approved by a majority of the JVSPAC Ordinary Shares present in person physically or by virtual attendance or represented by proxy and entitled to vote and voted. JVSPAC will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Extraordinary General Meeting. For purposes of approval, an abstention or broker non-vote on any of the Proposals will not have any effect on the Proposal because it will not count as a vote cast at the Extraordinary General Meeting.

Q:     If I am not going to attend the Extraordinary General Meeting, should I return my proxy card instead?

A:     Yes. Whether you plan to attend the Extraordinary General Meeting virtually or not, please read the enclosed proxy statement/prospectus carefully, and vote your JVSPAC Class A Ordinary Shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:     How can I submit a proxy?

A:     You may submit a proxy by (a) visiting https://www.cstproxy.com/[•] and following the on-screen instructions (have your proxy card available when you access the webpage), (b) calling toll-free [+1 800-450-7155] within the U.S. and Canada or [+1 857-999-9155] from foreign countries from any touch-tone phone, Conference ID: ________________ and follow the instructions (have your proxy card available when you call) or (c) submitting your proxy card by mail by using the previously provided self-addressed, stamped envelope.

Q:     Can I change my vote after I have mailed my proxy card?

A:     Yes. You may change your vote at any time before your proxy is voted at the Extraordinary General Meeting. You may revoke your proxy by (i) executing and returning a proxy card dated later than the previous one, (ii) attending the Extraordinary General Meeting in person or via the Internet and casting your vote, (iii) voting again by the telephone or Internet voting options described below or (iv) submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Extraordinary General Meeting. If you hold your JVSPAC Class A Ordinary Shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: kSmith@advantageproxy.com

Unless revoked, a proxy will be voted at the Extraordinary General Meeting in accordance with the shareholder’s indicated instructions. In the absence of instructions, proxies will be voted FOR each of the Proposals.

Q:     What will happen if I return my proxy card without indicating how to vote?

A:     If you sign and return your proxy card without indicating how to vote on any particular Proposal, the JVSPAC Class A Ordinary Shares represented by your proxy will be voted in favor of each Proposal. Proxy cards that are returned without a signature will not be counted as present at the Extraordinary General Meeting and cannot be voted.

Q:     Should I send in my share certificates now to have my ordinary shares redeemed?

A:     JVSPAC Public Shareholders who intend to have their JVSPAC Class A Ordinary Shares redeemed should send their certificates to Continental at least two business days before the Extraordinary General Meeting. Please see the section entitled “Extraordinary General Meeting of JVSPAC Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

Q:     Who will solicit the proxies and pay the cost of soliciting proxies for the Extraordinary General Meeting?

A:     JVSPAC will pay the cost of soliciting proxies for the Extraordinary General Meeting. JVSPAC has engaged Advantage Proxy, Inc. (“Advantage Proxy”) to assist in the solicitation of proxies for the Extraordinary General Meeting. JVSPAC has agreed to pay Advantage Proxy a fee of $9,500, plus disbursements, and will reimburse Advantage Proxy for its reasonable out-of-pocket expenses and indemnify Advantage Proxy and its affiliates against certain claims, liabilities, losses, damages and expenses. JVSPAC will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of JVSPAC Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of the JVSPAC Class A Ordinary Shares and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     What happens if I sell my shares before the Extraordinary General Meeting?

A:     The Record Date for the Extraordinary General Meeting is earlier than the date of the Extraordinary General Meeting, as well as the date that the Business Combination is expected to be consummated. If you transfer your JVSPAC Class A Ordinary Shares after the Record Date but before the Extraordinary General Meeting, unless the transferee obtains from you a proxy to vote those JVSPAC Class A Ordinary Shares, you would retain your right to vote at the Extraordinary General Meeting but will transfer ownership of the JVSPAC Class A Ordinary Shares and will not hold an interest in HBNB after the Business Combination is consummated.

Q:     When is the Business Combination expected to occur?

A:     Assuming the requisite regulatory and shareholder approvals are received, JVSPAC expects that the Business Combination will occur as soon as possible following the Extraordinary General Meeting, which is expected to occur on [•], 2025.

Q:     Are HBNB’s shareholders required to approve the Business Combination?

A:     Yes. HBNB is seeking approval by its shareholders of the Business Combination through a separate process and anticipates that such approval will be received prior to the consummation of the Business Combination.

Q:     Are there risks associated with the Business Combination that I should consider in deciding how to vote?

A:     Yes. There are a number of risks related to the Business Combination and other transactions contemplated by the Merger Agreement that are discussed in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 20 of this proxy statement/prospectus.

Q:     May I seek statutory appraisal rights or dissenter rights with respect to my shares?

A:     Appraisal rights are available to holders of JVSPAC Ordinary Shares in connection with the proposed Business Combination. There are no appraisal rights with respect to JVSPAC Rights. For additional information, see the section entitled “The Extraordinary General Meeting of JVSPAC Shareholders — Appraisal Rights.”

Q:     What happens to the funds deposited in the Trust Account at consummation of the Business Combination?

A:     At consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the JVSPAC Public Shares who exercise their redemption rights and to pay transaction expenses incurred in connection with the Business Combination. As of the date hereof, there were cash and marketable securities held in the Trust Account of approximately $[•]. These funds will not be released until the earlier of the completion of JVSPAC’s initial business combination or the redemption of JVSPAC Public Shares if JVSPAC is unable to complete an initial business combination by April 23, 2025 or the applicable deadline as may be extended by JVSPAC up to July 23, 2025 pursuant to the JVSPAC Charter (or a later date approved by JVSPAC Shareholders) (the “Combination Deadline”). JVSPAC estimates that, based on the balance of the Trust Account as of the date of this proxy statement/prospectus, approximately $[•] per share redemption price will be paid to the JVSPAC Public Shareholders exercising their redemption rights.

Q:     What happens if a substantial number of JVSPAC Public Shareholders vote in favor of the SPAC Merger Proposal and exercise their Redemption Rights?

A:     JVSPAC Public Shareholders may vote in favor of the Business Combination and still exercise their redemption rights. The JVSPAC Charter does not provide a specified maximum redemption threshold. As a result, JVSPAC may be able to complete the Business Combination even though holders of a substantial majority of the JVSPAC Public Shares have redeemed their JVSPAC Class A Ordinary Shares in connection with the Business Combination. Consummating an initial business combination after a substantial amount of redemptions could have an adverse effect the trading market for HBNB’s securities following the closing and HBNB’s business, liquidity, financial condition and operating results may be impacted by the redemption.

Q:     What equity stake will current JVSPAC Shareholders and HBNB’s shareholders hold in HBNB immediately after the consummation of the Business Combination?

A:     Upon consummation of the Business Combination (assuming, among other things, no JVSPAC Public Shareholders exercise redemption rights in connection with the closing), (i) JVSPAC’s Public Shareholders are expected to own 3.0% of the outstanding HBNB Class A Ordinary Shares, (ii) Initial Shareholders are expected to own 0.7% of the outstanding HBNB Class A Ordinary Shares, (iii) Maxim is expected to own

0.1% of the outstanding HBNB Class A Ordinary Shares, (iv) one advisor (HBNB’s financial advisor for the Business Combination) is expected to own 0.3% of the outstanding HBNB Class A Ordinary Shares, (v) Key Executives are expected to own 14.4% of the outstanding HBNB Class A Ordinary Shares and (vi) DDPC, Hotel101 Worldwide and DoubleDragon are expected to own 81.5% of the outstanding HBNB Class A Ordinary Shares.

These percentages assume, among other assumptions, that at or in connection with the closing (i) no Public Shareholders exercise their redemption rights in connection with the Business Combination and (ii) an aggregate of shares of HBNB Class A Ordinary Shares are issued to DDPC, Hotel101 Worldwide, DoubleDragon and Key Executives in accordance with the Business Combination Agreement. If actual facts are different from these assumptions, the percentage ownership retained by each party in HBNB, and associated voting power, will be different.

If any of JVSPAC’s Public Shareholders exercise redemption rights in connection with the closing, the percentage of the outstanding HBNB Class A Ordinary Shares held by JVSPAC’s Public Shareholders will decrease and the percentages of the outstanding HBNB Class A Ordinary Shares held by the Initial Shareholders, Maxim, the advisor, Key Executives, DDPC, Hotel101 Worldwide and DoubleDragon will increase, in each case, relative to the percentage held if none of the JVSPAC Public Shares are redeemed.

The following table illustrates varying ownership levels of HBNB immediately following the Business Combination:

Equity Capitalization Summary	Assuming No Redemption(1)		Assuming 25% Redemptions(2)		Assuming 50% Redemptions(3)
	Shares	%	Shares	%	Shares	%
DDPC, Hotel101 Worldwide and DoubleDragon	195,500,000	81.5%	195,500,000	82.0%	195,500,000	82.5%
Key Executives	34,500,000	14.4%	34,500,000	14.5%	34,500,000	14.6%
Public Shareholders(6)	7,187,500	3.0%	5,750,000	2.4%	4,312,500	1.8%
Initial Shareholders(7)	1,737,500	0.7%	1,737,500	0.7%	1,737,500	0.7%
Maxim	258,750	0.1%	258,750	0.1%	258,750	0.1%
Advisor	600,000	0.3%	600,000	0.3%	600,000	0.3%
Total shares	239,783,750	100.0%	238,346,250	100.0%	236,908,750	100.0%
Equity Capitalization Summary	Assuming 75% Redemptions(4)		Assuming Maximum Redemptions(5)
	Shares	%	Shares	%
DDPC, Hotel101 Worldwide and DoubleDragon	195,500,000	83.0%	195,500,000	83.6%
Key Executives	34,500,000	14.7%	34,500,000	14.7%
Public Shareholders	2,875,000	1.2%	1,437,500	0.6%
Initial Shareholders	1,737,500	0.7%	1,737,500	0.7%
Maxim	258,750	0.1%	258,750	0.1%
Advisor	600,000	0.3%	600,000	0.3%
Total shares	235,471,250	100.0%	234,033,750	100.0%

____________

Notes:

(1)      Assumes that no Public Shareholders exercise Redemption Rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that holders of 25% of Public Shares, or 1,437,500 Public Shares, will exercise their Redemption Rights for an aggregate payment of $14.8 million (based on the estimated per-share redemption price of $10.33 per share) from the Trust Account.

(3)      Assumes that holders of 50% of Public Shares, or 2,875,000 Public Shares, will exercise their Redemption Rights for an aggregate payment of $29.7 million (based on the estimated per-share redemption price of $10.33 per share) from the Trust Account.

(4)      Assumes that holders of 75% of Public Shares, or 4,312,500 Public Shares, will exercise their Redemption Rights for an aggregate payment of $44.5 million (based on the estimated per-share redemption price of $10.33 per share) from the Trust Account.

(5)      Assumes that all Public Shareholders, holding 5,750,000 Public Shares, will exercise their Redemption Rights for an aggregate payment of $59.4 million (based on the estimated per-share redemption price of $10.33 per share) from the Trust Account.

(6)      Includes 1,437,500 shares to be issued upon consummation of the Business Combination upon conversion of the Public Rights outstanding.

(7)      Includes 60,000 shares to be issued upon consummation of the Business Combination upon conversion of the Private Rights outstanding.

The following table illustrates varying ownership levels of HBNB immediately following the Business Combination on a fully diluted basis(1):

Equity Capitalization Summary	Assuming No Redemption		Assuming 25% Redemptions		Assuming 50% Redemptions
	Shares	%	Shares	%	Shares	%
DDPC, Hotel101 Worldwide and DoubleDragon	195,500,000	81.4%	195,500,000	81.9%	195,500,000	82.4%
Key Executives	34,500,000	14.4%	34,500,000	14.4%	34,500,000	14.5%
Directors, executives, managers, advisors and employees	500,000	0.2%	500,000	0.2%	500,000	0.2%
Public Shareholders	7,187,500	3.0%	5,750,000	2.4%	4,312,500	1.8%
Initial Shareholders	1,737,500	0.7%	1,737,500	0.7%	1,737,500	0.7%
Maxim	258,750	0.1%	258,750	0.1%	258,750	0.1%
Advisor	600,000	0.2%	600,000	0.3%	600,000	0.3%
Total shares	240,283,750	100.0%	238,846,250	100.0%	237,408,750	100.0%
Equity Capitalization Summary	Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%
DDPC, Hotel101 Worldwide and DoubleDragon	195,500,000	82.9%	195,500,000	83.4%
Key Executives	34,500,000	14.6%	34,500,000	14.7%
Directors, executives, managers, advisors and employees	500,000	0.2%	500,000	0.2%
Public Shareholders	2,875,000	1.2%	1,437,500	0.6%
Initial Shareholders	1,737,500	0.7%	1,737,500	0.7%
Maxim	258,750	0.1%	258,750	0.1%
Advisor	600,000	0.3%	600,000	0.3%
Total shares	235,971,250	100.0%	234,533,750	100.0%

____________

Note:

(1)      This table makes the same assumptions as in the preceding ownership table, except that this table reflects the 500,000 Earnout Shares. If HBNB’s reported consolidated revenue for fiscal year 2025, as set forth in its annual audited consolidated financial statements, is at least $113.25 million, then HBNB, at its option, may issue in the aggregate up to an additional 500,000 ordinary shares as a bonus to the directors, executives, managers, advisors and employees of HBNB, its subsidiaries and/or parent companies, as determined at the relevant time.

In addition to the changes in percentage ownership depicted above, variation in the levels of redemptions will impact the dilutive effect of certain equity issuances related to the Business Combination, which would not otherwise be present in an underwritten public offering. Increasing levels of redemptions will increase the dilutive effect of these issuances on non-redeeming holders of the JVSPAC Public Shares.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Frequently Used Terms” and, with respect to the determination of the “Maximum Redemptions,” the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Q:     What happens if the Business Combination is not consummated?

A:     If JVSPAC does not consummate the Business Combination by the Combination Deadline, then pursuant to Article 24 of the JVSPAC Charter, JVSPAC’s officers must take all actions necessary (i) to cease all operation except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten (10) business days thereafter, to redeem the public shares in cash at a per-share amount equal to the applicable per-share redemption price and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the JVSPAC’s remaining members and the directors, liquidate and dissolve. Following dissolution, JVSPAC will no longer exist as a company. In any liquidation, the funds held in the Trust Account, plus any interest earned thereon (net of taxes payable and up to $100,000 of liquidation expenses), will be distributed pro rata to holders of JVSPAC Class A Ordinary Shares. The estimated consideration that each JVSPAC Class A Ordinary Share would be paid at liquidation would be approximately $[•] per share for shareholders based on amounts on deposit in the Trust Account as of the date of this proxy statement/prospectus. The closing price of JVSPAC Class A Ordinary Shares on Nasdaq as of [•] was $[•]. The Initial Shareholders waived the right to any liquidation distribution with respect to any JVSPAC Ordinary Shares held by them.

Q:     If I am a holder of JVSPAC Units, can I exercise Redemption Rights with respect to my JVSPAC Units?

A:     No. Holders of outstanding JVSPAC Units must elect to separate the units into the underlying JVSPAC Class A Ordinary Shares and JVSPAC Public Rights prior to exercising redemption rights with respect to the JVSPAC Class A Ordinary Shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the JVSPAC Units into the underlying JVSPAC Class A Ordinary Shares and JVSPAC Public Rights, or if you hold units registered in your own name, you must contact Continental, JVSPAC’s transfer agent, directly and instruct them to do so. The Redemption Rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the transfer agent in order to validly redeem its shares. If you fail to cause your units to be separated and delivered to Continental prior to [9:00 a.m.], Eastern time, on [•], you will not be able to exercise your redemption rights with respect to your JVSPAC Public Shares.

Q:     If I am a holder of JVSPAC Rights, can I exercise Redemption Rights with respect to my rights?

A:     No. Holders of JVSPAC Rights have no Redemption Rights.

Q:     What are the U.S. federal income tax consequences of exercising my Redemption Rights?

A:     In the event a U.S. Holder elects to exercise its redemption rights to receive cash in exchange for its JVSPAC Public Shares, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the JVSPAC Public Shares under Section 302 of the Code or is treated as a distribution with respect to such shares under Section 301 of the Code and whether JVSPAC would be characterized as a passive foreign investment company (“PFIC”). The U.S. federal income tax consequences of exercising redemption rights will depend on each holder’s particular circumstances. All holders of JVSPAC Public Shares considering exercising their redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state and local and non-U.S. income and other tax laws.

Q:     What are the U.S. federal income tax consequences of the Business Combination to me?

A:     Subject to the limitations and qualifications described in the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Holders — The Business Combination — Consequences of the Business Combination,” the Company Amalgamation and the SPAC Merger, taken together with other portions of the transactions contemplated in the Merger Agreement, viewed as an integrated transaction, are intended to qualify as an exchange described in Section 351(a) of the Code. However, there can be no assurance that the U.S. Internal Revenue Service will not successfully challenge this position, and if so then the exchange of JVSPAC Public Shares for HBNB Ordinary Shares will be a taxable exchange, and the tax consequences thereof will be materially different from those described below and herein. The requirements for tax-free treatment are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are beyond JVSPAC’s and HBNB’s control. To the extent the Business Combination does not so qualify, it could result in the imposition of substantial taxes to the holders of JVSPAC Public Shares.

Assuming that the transactions described above qualify as an exchange described in Section 351(a) of the Code, a U.S. Holder that receives HBNB Ordinary Shares in exchange for JVSPAC Public Shares in the SPAC Merger would generally not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the HBNB Ordinary Shares received in the SPAC Merger by a U.S. Holder would be equal to the adjusted tax basis of the JVSPAC Public Shares exchanged therefor. The holding period of the HBNB Ordinary Shares should include the holding period during which the JVSPAC Public Shares exchanged therefor were held by such U.S. Holder.

Even if the Business Combination otherwise qualifies as an exchange described in Section 351(a) of the Code, U.S. Holders may be required to recognize gain (but not loss) on account of the application of the Passive Foreign Investment Company rules, as described in more detail under “Material Tax Considerations — Material U.S. Federal Income Tax Consideration — U.S. Holders — The Business Combination — Tax Consequences of the Business Combination to U.S. Holders of JVSPAC Public Shares — Application of the Passive Foreign Investment Company Rules to the Business Combination.”

The tax consequences of the Business Combination are complex and will depend on your particular circumstances. For additional discussion of the U.S. federal income tax treatment of the Business Combination, see the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Holders — The Business Combination — Tax Consequences of the Business Combination to U.S. Holders of JVSPAC Public Shares.” Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination.

Q:     Who will manage HBNB after the Business Combination?

A:     As a condition to the closing of the Business Combination, all of the officers and directors of JVSPAC will resign. For information on the anticipated management of HBNB, see the section entitled “Directors and Officers After the Transactions” in this proxy statement/prospectus.

Q:     Who can help answer my questions?

A:     If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact JVSPAC’s proxy solicitor at:

Karen Smith
Advantage Proxy Inc.
P.O. Box 10904
Yakima, WA 98909
Toll Free: 1-877-870-8565
Collect: 1-206-870-8565
Email: ksmith@advantageproxy.com

You may also obtain additional information about JVSPAC from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger Agreement and the other matters to be considered at the extraordinary general meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. For additional information, see the section of this proxy/statement prospectus titled “Where You Can Find More Information” beginning on page 291.

The Parties to the Merger Agreement

Hotel101 Global

Hotel101 Global is a private company limited by shares incorporated under the laws of Singapore on July 28, 2022.

The mailing address of Hotel101 Global’s principal executive office is 20 Cecil Street #04-03, Plus Building Singapore 049705 and the telephone number is +65 6513 8565.

HOA

HOA is a company with limited liability incorporated under the laws of the Philippines on June 8, 2011 primarily to engage in the business of real estate development. HOA serves as the developer and operator of Hotel101-branded properties in the Philippines and also operates other hotels in the Philippines.

DoubleDragon

DoubleDragon is a company incorporated under the laws of the Philippines and listed on the Philippine Stock Exchange, Inc. DoubleDragon is primarily engaged in the business of real estate development and real estate investment.

DDPC

DDPC is a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of DoubleDragon.

Hotel101 Worldwide

Hotel101 Worldwide is a private company limited by shares incorporated under the laws of Singapore.

HBNB

HBNB is an exempted company with limited liability incorporated under the laws of the Cayman Islands on March 13, 2024 and a wholly-owned subsidiary of DoubleDragon. HBNB was incorporated for purposes of effecting the Transactions.

Merger Sub 1

Merger Sub 1 is a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of HBNB. Merger Sub 1 was incorporated for purposes of effecting the Transactions.

Merger Sub 2

Merger Sub 2 is a British Virgin Islands business company and a wholly-owned subsidiary of HBNB. Merger Sub 2 was incorporated for purposes of effecting the Transactions.

JVSPAC

JVSPAC was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. JVSPAC was incorporated under the laws of the British Virgin Islands on April 20, 2021.

On January 23, 2024, JVSPAC consummated its initial public offering (the “IPO”) of 5,750,000 JVSPAC Units, which includes the full exercise of the underwriter’s over-allotment option. Each unit consists of one JVSPAC Class A Ordinary Share and one JVSPAC Right, with every four JVSPAC Rights convertible into one JVSPAC Class A Ordinary Share at the closing of a business combination.

The JVSPAC Units, the JVSPAC Class A Ordinary Shares and the JVSPAC Rights are listed on The Nasdaq Capital Market under the symbols “JVSAU,” “JVSA,” and “JVSAR,” respectively.

The mailing address of JVSPAC’s principal executive office is G/F Hang Tak Building, 1 Electric Street, Wan Chai, Hong Kong, and its telephone number is +852 9258 9728.

The Merger Agreement

The terms and conditions of the Transactions are contained in the Merger Agreement, which is attached as Annex A-1 and Annex A-2 to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Transactions.

Restructuring

Prior to the Company Amalgamation and SPAC Merger (each as defined below) and pursuant to the terms of the Merger Agreement, DoubleDragon, DDPC and Hotel101 Global will be engaged in the following restructuring (the “Restructuring”):

Share Transfer

DoubleDragon transferred 216,000 common shares of HOA, representing 40% of the share capital of HOA to Hotel101 Global (the “Share Transfer”) in exchange for 1,987,239 Hotel101 Global shares (the “Transfer Payment Shares”) pursuant to a Share Purchase Agreement (defined below). As consideration for the Share Transfer, Hotel101 Global shall issue to DoubleDragon the Transfer Payment Shares by no later than the Closing Date.

Property Transfer

DDPC transferred to Hotel101 Global leasehold right over certain real estate-related properties free and clear of any encumbrances in exchange for the issuance of ordinary shares in the capital of Hotel101 Global to DDPC (the “Property Transfer”).

Company Amalgamation and SPAC Merger

Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with applicable laws, as part of the transactions contemplated by the Merger Agreement and the Additional Agreements (defined below) (the “Transactions”), after the Restructuring, (a) Hotel101 Global and Merger Sub 1 will amalgamate, with Hotel101 Global being the surviving entity and becoming a wholly-owned subsidiary of HBNB (“Company Amalgamation”), and (b) Merger Sub 2 will merge with and into JVSPAC, with JVSPAC being the surviving entity and becoming a wholly-owned subsidiary of HBNB (the “SPAC Merger”). The Company Amalgamation is subject to, among other things, approval by the respective shareholders and secured creditors of Hotel101 Global and Merger Sub 1, though all creditors of Hotel101 Global are its related parties and Merger Sub 1 has no operations.

At the effective time of the Company Amalgamation, the board of directors of Hotel101 Global shall be appointed by HBNB. At the effective time of the SPAC Merger, the board of directors of JVSPAC shall be appointed by DoubleDragon.

Merger Consideration

Pursuant to the terms of the Merger Agreement, the aggregate consideration is $2,300,000,000, payable in the form of 230,000,000 newly issued ordinary shares of HBNB at a price of $10.00 per share (the “Consideration Shares”) consisting of (i) 195,500,000 HBNB Ordinary Shares to be paid to DDPC, Hotel101 Worldwide and DoubleDragon (the “Closing Payment Shares”) and (ii) 34,500,000 HBNB Ordinary Shares to be issued to certain key executives (“Key Executives”) of HBNB and DoubleDragon (the “Key Executive Shares”). HBNB is authorized to issue the Key Executive Shares, which is expected to take into effect prior to the closing of the Business Combination. The Key Executive Shares will be held or subscribed immediately prior to the SPAC Merger Effective Time by the Key Executives. The Key Executive Shares shall be subject to a vesting period starting on the 18th month up to the 66th month from the closing. If any Key Executive resigns or is terminated from their role with HBNB or DoubleDragon, as the case may be, while any of their Key Executive Shares remain under lock-up, all such shares under lock-up will revert to HBNB through a buyback arrangement. HBNB shall be the sole beneficiary in case of any gains arising from these buyback transactions, and the departing Key Executive shall not be entitled to any benefit whatsoever. In addition to the foregoing, HBNB shall also issue 600,000 HBNB Ordinary Shares to its financial adviser for the Business Combination.

Immediately prior to the effective time of the SPAC Merger (but immediately subsequent to the effective time of the Company Amalgamation), each JVSPAC Right outstanding shall be cancelled and cease to exist, with every four JVSPAC Rights converting into one JVSPAC Class A Ordinary Share, with fractional shares either be rounded up or otherwise addressed in accordance with the applicable laws.

At the effective time of the SPAC Merger, each JVSPAC Ordinary Share issued and outstanding (other than dissenting shares) shall automatically be cancelled and cease to exist in exchange for the right to receive, without interest, one HBNB Ordinary Share.

If HBNB’s reported consolidated revenue for fiscal year 2025, as set forth in its annual audited consolidated financial statements, is at least $113.25 million, then HBNB, at its option, may issue in the aggregate up to an additional 500,000 ordinary shares (the “Earnout Shares”) as a bonus to the directors, executives, managers, advisors and employees of HBNB, its subsidiaries and/or parent companies, as determined at the relevant time. Fifty percent (50%) of the Earnout Shares will not be subject to any lock-up arrangement, and the remaining fifty percent (50%) of the Earnout Shares shall be subject to a lock-up period of six months from the date of issuance.

Expected Pro Forma Ownership

Upon consummation of the Business Combination (assuming, among other things, no Public Shareholders exercise redemption rights in connection with the closing), (i) JVSPAC’s Public Shareholders are expected to own 3.0% of the outstanding HBNB Class A Ordinary Shares, (ii) Initial Shareholders are expected to own 0.7% of the outstanding HBNB Class A Ordinary Shares, (iii) Maxim is expected to own 0.1% of the outstanding HBNB Class A Ordinary Shares, (iv) one advisor (HBNB’s financial advisor for the Business Combination) is expected to own 0.3% of the outstanding HBNB Class A Ordinary Shares, (v) Key Executives are expected to own 14.4% of the outstanding HBNB Class A Ordinary Shares, and (vi) DDPC, Hotel101 Worldwide and DoubleDragon are expected to own 81.5% of the outstanding HBNB Class A Ordinary Shares.

These percentages assume, among other assumptions, that at, or in connection with, the closing, (i) no Public Shareholders exercise their redemption rights in connection with the Business Combination, and (ii) an aggregate of shares of HBNB Class A Ordinary Shares are issued to DDPC, Hotel101 Worldwide, DoubleDragon and Key Executives in accordance with the Business Combination Agreement. If actual facts are different from these assumptions, the percentage ownership retained by each party in the HBNB, and associated voting power, will be different.

If any of JVSPAC’s Public Shareholders exercise redemption rights in connection with the closing, the percentage of the outstanding HBNB Class A Ordinary Shares held by JVSPAC’s Public Shareholders will decrease and the percentages of the outstanding HBNB Class A Ordinary Shares held by the Initial Shareholders, Maxim, advisor, Key Executives, and DDPC, Hotel101 Worldwide and DoubleDragon will increase, in each case, relative to the percentage held if none of the Public Shares are redeemed.

The following table illustrates varying ownership levels of HBNB immediately following the Business Combination:

Equity Capitalization Summary	Assuming No Redemption(1)		Assuming 25% Redemptions(2)		Assuming 50% Redemptions(3)
	Shares	%	Shares	%	Shares	%
DDPC, Hotel101 Worldwide and DoubleDragon	195,500,000	81.5%	195,500,000	82.0%	195,500,000	82.5%
Key Executives	34,500,000	14.4%	34,500,000	14.5%	34,500,000	14.6%
Public Shareholders(6)	7,187,500	3.0%	5,750,000	2.4%	4,312,500	1.8%
Initial Shareholders(7)	1,737,500	0.7%	1,737,500	0.7%	1,737,500	0.7%
Maxim	258,750	0.1%	258,750	0.1%	258,750	0.1%
Advisor	600,000	0.3%	600,000	0.3%	600,000	0.3%
Total shares	239,783,750	100.0%	238,346,250	100.0%	236,908,750	100.0%
Equity Capitalization Summary	Assuming 75% Redemptions(4)		Assuming Maximum Redemptions(5)
	Shares	%	Shares	%
DDPC, Hotel101 Worldwide and DoubleDragon	195,500,000	83.0%	195,500,000	83.6%
Key Executives	34,500,000	14.7%	34,500,000	14.7%
Public Shareholders	2,875,000	1.2%	1,437,500	0.6%
Initial Shareholders	1,737,500	0.7%	1,737,500	0.7%
Maxim	258,750	0.1%	258,750	0.1%
Advisor	600,000	0.3%	600,000	0.3%
Total shares	235,471,250	100.0%	234,033,750	100.0%

____________

Notes:

(1)      Assumes that no Public Shareholders exercise Redemption Rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that holders of 25% of Public Shares, or 1,437,500 Public Shares, will exercise their Redemption Rights for an aggregate payment of $14.8 million (based on the estimated per-share redemption price of $10.33 per share) from the Trust Account.

(3)      Assumes that holders of 50% of Public Shares, or 2,875,000 Public Shares, will exercise their Redemption Rights for an aggregate payment of $29.7 million (based on the estimated per-share redemption price of $10.33 per share) from the Trust Account.

(4)      Assumes that holders of 75% of Public Shares, or 4,312,500 Public Shares, will exercise their Redemption Rights for an aggregate payment of $44.5 million (based on the estimated per-share redemption price of $10.33 per share) from the Trust Account.

(5)      Assumes that all Public Shareholders, holding 5,750,000 Public Shares, will exercise their Redemption Rights for an aggregate payment of $59.4 million (based on the estimated per-share redemption price of $10.33 per share) from the Trust Account.

(6)      Includes 1,437,500 shares to be issued upon consummation of the Business Combination upon conversion of the Public Rights outstanding.

(7)      Includes 60,000 shares to be issued upon consummation of the Business Combination upon conversion of the Private Rights outstanding.

The following table illustrates varying ownership levels of HBNB immediately following the Business Combination on a fully diluted basis(1):

Equity Capitalization Summary	Assuming No Redemption		Assuming 25% Redemptions		Assuming 50% Redemptions
	Shares	%	Shares	%	Shares	%
DDPC, Hotel101 Worldwide and DoubleDragon	195,500,000	81.4%	195,500,000	81.9%	195,500,000	82.4%
Key Executives	34,500,000	14.4%	34,500,000	14.4%	34,500,000	14.5%
Directors, executives, managers, advisors and employees	500,000	0.2%	500,000	0.2%	500,000	0.2%
Public Shareholders	7,187,500	3.0%	5,750,000	2.4%	4,312,500	1.8%
Initial Shareholders	1,737,500	0.7%	1,737,500	0.7%	1,737,500	0.7%
Maxim	258,750	0.1%	258,750	0.1%	258,750	0.1%
Advisor	600,000	0.2%	600,000	0.3%	600,000	0.3%
Total shares	240,283,750	100.0%	238,846,250	100.0%	237,408,750	100.0%
Equity Capitalization Summary	Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%
DDPC, Hotel101 Worldwide and DoubleDragon	195,500,000	82.9%	195,500,000	83.4%
Key Executives	34,500,000	14.6%	34,500,000	14.7%
Directors, executives, managers, advisors and employees	500,000	0.2%	500,000	0.2%
Public Shareholders	2,875,000	1.2%	1,437,500	0.6%
Initial Shareholders	1,737,500	0.7%	1,737,500	0.7%
Maxim	258,750	0.1%	258,750	0.1%
Advisor	600,000	0.3%	600,000	0.3%
Total shares	235,971,250	100.0%	234,533,750	100.0%

____________

Note:

(1)      This table makes the same assumptions as in the preceding ownership table, except that this table reflects the 500,000 Earnout Shares. If HBNB’s reported consolidated revenue for fiscal year 2025, as set forth in its annual audited consolidated financial statements, is at least $113.25 million, then HBNB, at its option, may issue in the aggregate up to an additional 500,000 ordinary shares as a bonus to the directors, executives, managers, advisors and employees of HBNB, its subsidiaries and/or parent companies, as determined at the relevant time.

In addition to the changes in percentage ownership depicted above, variation in the levels of redemptions will impact the dilutive effect of certain equity issuances related to the Business Combination, which would not otherwise be present in an underwritten public offering. Increasing levels of redemptions will increase the dilutive effect of these issuances on non-redeeming holders of the JVSPAC Public Shares.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Frequently Used Terms” and, with respect to the determination of the “Maximum Redemptions,” the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The level of redemption also impacts the effective underwriting fee incurred in connection with JVSPAC’s initial public offering. In a no redemption scenario, the 258,750 JVSPAC Class A Ordinary Shares in underwriting fees represents an effective underwriting fee of 4.6%. In a 25% redemption scenario in which 1,437,500 JVSPAC Class A Ordinary Shares are redeemed in connection with the Business Combination, the effective underwriting fee would be 6.1%. In a 50% redemption scenario in which 2,875,000 JVSPAC Class A Ordinary Shares are redeemed in connection with the Business Combination, the effective underwriting fee would be 9.2%. In a 75% redemption scenario in which 4,312,500 JVSPAC Class A Ordinary Shares are redeemed in connection with the Business Combination, the effective underwriting fee would be 18.3%. In a maximum redemption scenario, the effective underwriting fee would be not applicable.

The following chart illustrates the ownership structure of HBNB immediately following the Business Combination. The equity interests shown in the diagram below were calculated based on the assumptions that (i) no JVSPAC Public Shareholders exercises its redemption right, (ii) none of the parties in the chart below purchase HBNB Ordinary Shares in the open market, (iii) there are no other issuances of equity by JVSPAC prior to or in connection with the consummation of the Business Combination. The ownership percentages set forth below do not take into account the issuance of any additional shares under the Earnout Shares. The chart omits certain subsidiaries of HBNB and the full chart may be found under “Information about HBNB, Hotel101 Global and HOA — Corporate Structure.”

Recommendations of JVSPAC’s Board and Reasons for the Business Combination

After careful consideration of the terms and conditions of the Merger Agreement, the JVSPAC Board has determined that the Business Combination and the transactions contemplated thereby are fair to, and in the best interests of, JVSPAC and its shareholders. In reaching its decision with respect to the Business Combination and the transactions contemplated thereby, the JVSPAC Board reviewed various industry and financial data and the evaluation of materials provided by HBNB. For additional information, see “JVSPAC Board’s Reasons for the Approval of the Transactions.” The JVSPAC Board recommends that JVSPAC shareholders vote:

•        FOR the SPAC Merger Proposal;

•        FOR the Advisory Governance Proposal;

•        FOR the Nasdaq Proposal; and

•        FOR the Adjournment Proposal.

Interests of Sponsor and JVSPAC’s Directors and Officers in the Business Combination

When you consider the recommendation of the JVSPAC Board in favor of approval of the Business Combination, the adoption of the SPAC Merger Proposal and other proposals, you should keep in mind that JVSPAC’s Sponsor and its affiliate(s), directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder, including but not limited to:

•        Since the Sponsor and its affiliates, officers and directors directly or indirectly own JVSPAC Ordinary Shares and JVSPAC Rights, the Sponsor, officers and directors have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination.

•        Each of JVSPAC’s independent directors is currently receiving an annual remuneration of $1,000, totaling $3,000 per year for all three directors, for the duration of their service until the completion of the Business Combination or JVSPAC’s liquidation.

•        If an initial business combination is not completed by the Combination Deadline, JVSPAC will be required to liquidate. In such event:

•        1,437,500 JVSPAC Class B Ordinary Shares held by the Sponsor, which were acquired by the Sponsor prior to JVSPAC’s IPO for an aggregate purchase price of $0.017 per share, or $25,000 in the aggregate, will be worthless because the Sponsor is not entitled to participate in any redemption of distribution from the Trust Account with respect to such securities. Such JVSPAC Class B Ordinary Shares had an aggregate market value of approximately $[•] million based on the closing price of the JVSPAC Class A Ordinary Shares of $10.[•] per share on The Nasdaq Capital Market as of [•], 2025. The Sponsor and its affiliates and JVSPAC’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the Founder Shares and no other consideration was paid for such agreement. Since the Sponsor, its affiliates and promoters and JVSPAC’s officers and directors will lose their entire investment in the JVSPAC Class B Ordinary Shares if an initial business combination with HBNB or another business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for an initial business combination.

•        240,000 Private Placement Units purchased by the Sponsor for $2,400,000 will be worthless because the Sponsor is not entitled to participate in any redemption of distribution from the Trust Account with respect to such securities. At the consummation of the Business Combination, such Private Placement Units would have an aggregate market value of approximately $[•] million based on the closing price of $10.[•] per Unit on The Nasdaq Capital Market as of [•], 2025. The Sponsor and its affiliates and JVSPAC’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the Private Placement Units and no other consideration was paid for such agreement. Since the Sponsor, its affiliates and promoters and JVSPAC’s officers and directors will lose their entire investment in the Private Placement Units if JVSPAC’s initial business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for JVSPAC’s initial business combination.

•        The Sponsor, its affiliates and JVSPAC’s directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to JVSPAC Public Shareholders rather than liquidate. The Sponsor and its affiliates and JVSPAC’s directors and officers will retain 1,737,500 JVSPAC Ordinary Shares upon consummation of the Business Combination, representing ownership interest of 0.7% in the combined company, which represents a transaction value of $17.1 million, assuming a pre-transaction value of HBNB of $2.3 billion, assuming maximum redemption by JVSPAC Public Shareholders and assuming no issuance of any Earnout Shares. Such JVSPAC Ordinary Shares had an aggregate market value of approximately $[•], based on the closing price of the JVSPAC Class A Ordinary Shares of $[•] per share on Nasdaq Capital Market on [•], 2025.

•        The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other JVSPAC shareholders experience a negative rate of return in the combined company following the Business Combination. For example, if the share price of the HBNB Ordinary Shares declined to $5.00 per share after the close of the Business Combination, JVSPAC Public Shareholders who purchased shares in JVSPAC’s IPO would have a loss of $5.00 per share while JVSPAC’s Sponsor would have a gain of $4.98 per share because it acquired the Founder Shares for a nominal amount.

•        With certain limited exceptions, the Founder Shares will not be transferable, assignable or salable by the Sponsor until the earlier of (1) six months after the completion of an initial business combination and (2) the date on which JVSPAC consummate a liquidation, merger, share exchange, reorganization or other similar transaction after an initial business combination that results in all of JVSPAC’s Public Shareholders having the right to exchange their Public Shares for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of JVSPAC’s Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after JVSPAC’s initial business combination, the Founder Shares will be released from the lock-up. With certain limited exceptions, the Private Placement Units, private placement shares, private placement rights and the Class A ordinary shares underlying such private placement rights will not be transferable, assignable or salable by the Initial Shareholders until the completion of JVSPAC’s initial business combination. Since the Sponsor and its affiliates, JVSPAC’s officers and directors may directly or indirectly own JVSPAC Ordinary Shares and JVSPAC Rights, JVSPAC’s officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination.

•        The Sponsor may make loans from time to time to JVSPAC to fund certain capital requirements. If the Sponsor makes any working capital loans, up to $1,150,000 of such loans may be converted into JVSPAC Units, at the price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units. If JVSPAC does not complete the Business Combination within the required period, JVSPAC may use a portion of its working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. Since JVSPAC will not repay such loans if JVSPAC does not complete a business combination, a conflict of interest may arise. As of January 31, 2025, no such working capital loans were outstanding.

•        If JVSPAC is unable to complete an initial business combination within the required time period, the Sponsor may be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by JVSPAC for services rendered or contracted for JVSPAC. If JVSPAC consummates an initial business combination, on the other hand, the combined company will be liable for all such claims.

•        The Sponsor and JVSPAC’s officers and directors and their affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on JVSPAC’s behalf, such as identifying and investigating possible business targets and business combinations. Unless JVSPAC consummates an initial business combination, the Sponsor and its affiliates and JVSPAC’s officers, directors and insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account and the amount of interest income from the Trust Account that may be released to JVSPAC as working capital. If the proposed Business Combination is not completed by the Combination Deadline, the Sponsor and its affiliates and JVSPAC’s officers, directors and insiders will not have any claim against the Trust Account for reimbursement. Accordingly, JVSPAC may not be able to reimburse these expenses, and the Sponsor and JVSPAC’s officers and directors and their affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of JVSPAC’s working capital if the Business Combination or another business combination is not completed by the Combination Deadline. As of the date of this proxy statement/prospectus, the Sponsor and JVSPAC’s officers and directors and their affiliates have not had any unpaid reimbursable expenses.

•        The Merger Agreement provides for the continued indemnification of JVSPAC’s current directors and officers and the continuation of director and officer liability insurance after the Business Combination covering JVSPAC’s current directors and officers.

•        The exercise of JVSPAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in JVSPAC’s shareholders’ best interests.

•        None of JVSPAC’s officers or directors is required to commit his or her full time to JVSPAC’s affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•        JVSPAC’s officers and directors may have a consulting relationship with other corporations and may have a conflict of interest including but not limited to allocating his or her time among various business activities.

•        In the course of their other business activities, JVSPAC’s officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to JVSPAC as well as the other entities with which they are affiliated. JVSPAC’s management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        The Sponsor and JVSPAC’s directors and officers and their affiliates have agreed to vote their JVSPAC Ordinary Shares in favor of the Merger Agreement and the Business Combination, including the SPAC Merger.

•        JVSPAC’s shareholders will experience immediate and significant dilution as a consequence of, among other transactions, the issuance of HBNB Ordinary Shares as consideration in the Business Combination and from other dilution sources.

The foregoing interests present a risk that the Sponsor and JVSPAC’s officers and directors and their affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with the holders of JVSPAC Public Shares. As such, the Sponsor and JVSPAC’s officers and directors may be incentivized to complete a business combination with a less favorable target company or on terms less favorable to holders of JVSPAC’s Public Shares rather than to liquidate. See the section entitled “Risk Factors — Risks Related to the SPAC Merger — JVSPAC’s directors and officers may have certain conflicts in determining to recommend the acquisition of HBNB, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a shareholder.”

The conflicts described above may not be resolved in JVSPAC’s favor.

Compensation Received by the Sponsor and its Affiliates

Set forth below is a summary of the terms and amount of the compensation received or to be received by the Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by HBNB to the Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.

	Interest in Securities	Other Compensation
Sponsor

Sponsor paid $25,000, or $0.017 per share, for its JVSPAC Class B Ordinary Shares purchased in connection with JVSPAC’s formation. The Sponsor also paid $2,400,000, or $10.00 per unit, for its Private Placement Units purchased in connection with the IPO. The Sponsor currently holds 240,000 Private Placement Units and 1,437,500 shares of JVSPAC Class B Ordinary Shares. At closing, Sponsor will hold a total of 1,737,500 shares of HBNB Class A Ordinary Shares, consisting of (i) 1,437,500 shares converted from the JVSPAC Class B Ordinary Shares on a one-to-one basis, (ii) 240,000 Class A Ordinary Shares underlying the Private Placement Units, and (iii) 60,000 Class A Ordinary Shares issuable upon conversion of the private placement rights underlying the Private Placement Units.

At closing, pursuant to the Merger Agreement, HBNB will use cash from the Trust Account to pay JVSPAC transaction expenses and to reimburse or pay Sponsor or its affiliates for any outstanding loans or other obligations of JVSPAC to Sponsor or its affiliates. JVSPAC currently estimates that the total amount payable for JVSPAC transaction expenses and any outstanding loans or other obligations of JVSPAC to Sponsor is approximately $[•] million.

Any working capital loans are to finance transaction costs in connection with an intended initial business combination. Such working capital loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,150,000 of such working capital loans may be convertible into units, at a price of $10.00 per unit, upon consummation of the initial business combination. The units would be identical to the Private Placement Units that the Sponsor purchased on January 23, 2024.

Interest in Securities	Other Compensation

JVSPAC has agreed to reimburse the Sponsor and its affiliates for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. As of [•], JVSPAC has [not reimbursed Sponsor for any out-of-pocket expenses.]

HBNB’s and Hotel101 Global’s Reasons for the Transactions

In the course of reaching the decision to engage in the Transactions, the shareholders and senior management of HBNB and Hotel101 Global held numerous meetings, consulted with advisors and legal counsels and reviewed and assessed a significant amount of information. Ultimately, HBNB and Hotel101 Global concluded that the Business Combination was the best option to generate capital resources to support the realization of Hotel101 Global’s business plan in the most optimal way.

Date, Time and Place of Extraordinary General Meeting of JVSPAC’s Shareholders

The extraordinary general meeting will be held at [    ] a.m., Eastern time, on [    ], 2025 at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via live webcast at https://[•], or such other date, time and place to which such meeting may be adjourned, to consider and vote upon the proposals.

JVSPAC shareholders will have one vote for each JVSPAC Ordinary Share held at the close of business on the Record Date. If your JVSPAC Class A Ordinary Shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Redemption Rights

Pursuant to JVSPAC’s Charter, holders of JVSPAC Public Shares may elect to have their JVSPAC Class A Ordinary Shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding JVSPAC Public Shares. As of [•], 2025, this would have amounted to $[•] per share.

You will be entitled to receive cash for any JVSPAC Public Shares to be redeemed only if you:

(i)     (a)     hold JVSPAC Public Shares, or

(b)    hold JVSPAC Public Shares through JVSPAC Units and you elect to separate your JVSPAC Units into the underlying JVSPAC Public Shares and JVSPAC Public Rights prior to exercising your redemption rights with respect to the JVSPAC Public Shares; and

(ii)    prior to 5:00 p.m., Eastern Time, on [•], 2025, (a) submit a written request to Continental that JVSPAC redeem your JVSPAC Public Shares for cash and (b) deliver your JVSPAC Public Shares to Continental, physically or electronically through DTC.

Holders of outstanding JVSPAC Units must separate the underlying JVSPAC Public Shares and JVSPAC Public Rights prior to exercising redemption rights with respect to the JVSPAC Public Shares. If the JVSPAC Units are registered in a holder’s own name, the holder must deliver the certificate for its JVSPAC Units to Continental, with written instructions to separate the JVSPAC Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the JVSPAC Public Shares and the JVSPAC Public Rights from the JVSPAC Units.

If a holder exercises its redemption rights, then such holder will be exchanging its JVSPAC Public Shares for cash and will no longer own securities of HBNB. Such a holder will be entitled to receive cash for its JVSPAC Public Shares only if it properly demands redemption and delivers its JVSPAC Public Shares (either physically or electronically) to

Continental in accordance with the procedures described herein. Please see the section titled “Extraordinary General Meeting of JVSPAC Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your JVSPAC Public Shares for cash.

Listing of HBNB Ordinary Shares

HBNB intends to file an initial listing application for the HBNB Ordinary Shares on The Nasdaq [Global/Capital] Market, effective as of the closing of the Merger Agreement, but such listing is subject to HBNB fulfilling all of the listing requirements of The Nasdaq [Global/Capital] Market. There can be no assurance that the HBNB Ordinary Shares will be accepted for trading on The Nasdaq [Global/Capital] Market.

Delisting and Deregistration of JVSPAC Ordinary Shares and Rights

Conditioned on the approval for listing on The Nasdaq [Global/Capital] Market of the HBNB Ordinary Shares in exchange of existing JVSPAC Ordinary Shares and JVSPAC Rights, holders of JVSPAC Ordinary Shares and JVSPAC Rights will have the opportunity to receive HBNB Ordinary Shares commencing on trading on The Nasdaq [Global/Capital] Market immediately following the effective time of the SPAC Merger. As a result, the JVSPAC Ordinary Shares, JVSPAC Rights and JVSPAC Units will be delisted from The Nasdaq Capital Market and deregistered with the SEC.

Material Tax Considerations

For a description of certain material U.S. federal income tax consequences of Transactions, the exercise of redemption rights in respect of JVSPAC Ordinary Shares and the ownership and disposition of HBNB Ordinary Shares, please see “Material Tax Considerations — Material U.S. Federal Income Tax Considerations” beginning on page 116.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS. Under this method of accounting, JVSPAC would be expected to be treated as the “acquired” company for financial reporting purposes, and Hotel101 Global will be the accounting “acquirer”. This determination was primarily based on the assumption that:

•        Hotel101 Global’s current shareholders will hold a majority of the voting power of the combined company post Business Combination;

•        Hotel101 Global’s operations will substantially comprise the ongoing operations of the combined company;

•        Hotel101 Global is the larger entity in terms of substantive operations and employee base; and

•        Hotel101 Global’s senior management will comprise the senior management of the combined company.

Another determining factor was that JVSPAC does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization, within the scope of IFRS 2. The net assets of JVSPAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of fair value of shares issued to JVSPAC over the fair value of JVSPAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred. The net assets of HBNB will also be stated at historical cost, with no goodwill or other intangible assets recorded. HBNB was incorporated for the sole purpose of effectuating the Transactions. It does not meet the definition of a business. It has no activities other than transaction costs which are included in the transaction accounting adjustments.

Regulatory Approvals Required for the Business Combination

The Company Amalgamation is subject to the approval of the ACRA. Among other documents, the amalgamation proposal as prescribed by Section 215B of the Companies Act 1967 of Singapore (being the amalgamation proposal which requires the approval by the shareholders of each amalgamating entity by special resolution at a general meeting for the purposes of Section 215C of the Companies Act 1967 of Singapore) in relation to the Company Amalgamation would have to be filed with the ARCA and if the ACRA approves of the Company Amalgamation, the ACRA would issue a notice of amalgamation in respect of the Company Amalgamation in accordance with Section 215F of the Companies Act 1967 of Singapore.

Under BVI law, consummation of the SPAC Merger will require filing of the articles of merger with the Registry of Corporate Affairs of the British Virgin Islands.

None of JVSPAC, HBNB or the Company is aware of any other material regulatory approvals or actions that are required for completion of the Business Combination under Singapore law, Cayman Islands law and BVI law.

Appraisal Rights

Appraisal rights are available to holders of JVSPAC Ordinary Shares in connection with the Business Combination. Under section 179 of the BVI Companies Act, holders of JVSPAC Ordinary Shares will have the right to dissent from the Business Combination. Should a holder of JVSPAC Ordinary Shares wish to exercise their appraisal right, they must give written notice of their objection to the Business Combination to JVSPAC prior to the Extraordinary General Meeting, or at the meeting but before the vote on the Business Combination. Such notice must include a statement that the JVSPAC shareholder proposes to demand payment for their shares if the Business Combination is undertaken. For more information, see the section entitled “Proposal No. 1 — The SPAC Merger Proposal — The Business Combination — Appraisal Rights.”

Comparison of Rights of JVSPAC Shareholders and HBNB Shareholders

As a result of the Transactions, holders of JVSPAC Ordinary Shares and JVSPAC Rights will have the opportunity to receive HBNB Ordinary Shares. Former JVSPAC shareholders will have different rights as holders of HBNB Ordinary Shares than they did as JVSPAC shareholders. The differences between the rights of these respective holders result from the differences among (1) Cayman Islands and BVI law and (2) the respective governing documents of JVSPAC and HBNB. For additional information, see “Comparison of Your Rights as a Holder of JVSPAC’s Shares and Your Rights as a Potential Holder of HBNB Ordinary Shares” and “Description of HBNB Ordinary Shares.” For a copy of JVSPAC’s current memorandum of association or articles of association, see “Where You Can Find More Information.”

Summary Risk Factors

The Business Combination, JVSPAC and HBNB are subject to numerous risks and uncertainties. In evaluating the Business Combination and the Proposals to be considered and voted on at the extraordinary general meeting, you should carefully review and consider the risk factors set forth under the section entitled “Risk Factors” beginning on page 20 of this proxy statement/prospectus. Some of these risks are summarized below. References in the summary below to “HBNB” generally refer to HBNB in the present tense or to the combined company from and after the Business Combination, “Hotel101 Global” refer to Hotel101 Global and its subsidiaries, and “HOA” refer to Hotel101 Global’s material associate, HOA, and its subsidiaries.

The following summarizes certain principal factors that make an investment in the combined company speculative or risky, all of which are more fully described in the “Risk Factors” section below. This summary should be read in conjunction with the “Risk Factors” section and should not be relied upon as an exhaustive summary of the material risks facing JVSPAC’s, HBNB’s, Hotel101 Global’s, HOA’s and/or the combined company’s business.

You should carefully consider these and the other risks set forth in the section entitled “Risk Factors” of this proxy statement/prospectus. Such risks include, but are not limited to:

Risks Related to the Business and Operations of HBNB, Hotel101 Global and HOA

•        HBNB, Hotel101 Global and HOA may not be able to successfully manage, execute and implement their respective growth or expansion strategies.

•        The interests of the joint venture partners of each of HBNB, Hotel101 Global and HOA, including owners of pre-sold condotel units in HBNB’s hospitality projects (“Unit Owners”), may differ from those of HBNB, Hotel101 Global and HOA, respectively, and such partners may take actions that adversely affect HBNB, Hotel101 Global and HOA.

•        Each of HBNB, Hotel101 Global and HOA is exposed to risks associated with offering deferred payment schemes, including the risk of customer default.

•        Competition for the acquisition of land for new projects and risks relating to the management of its land bank, including fluctuations in demand and prices, may adversely affect HBNB’s, Hotel101 Global’s and HOA’s business.

•        The hospitality industry is highly competitive, and any inability to effectively compete could limit HBNB’s, Hotel101 Global’s and HOA’s ability to maintain or increase their respective market share and profitability.

•        Any decline or disruption in the travel and hospitality industries or economic downturn would materially adversely affect HBNB’s, Hotel101 Global’s and HOA’s business, results of operations, and financial condition.

•        Hotel101 Global’s cash ratio is less than 1.0, which exposes Hotel101 Global to liquidity risk.

•        Each of HBNB, Hotel101 Global and HOA expects to derive substantially all of its revenue from a single product.

•        There is no assurance that HBNB’s, Hotel101 Global’s and HOA’s cash flows from presales and other funding sources will be sufficient to cover all project development costs and HBNB’s, Hotel101 Global’s and HOA’s ability to obtain additional financing may be adversely affected by deposit requirements, credit supply control, and disruptions of capital markets. The inability of HBNB’s, Hotel101 Global’s and HOA’s customers and contractors to obtain financing for their purchases may also adversely affect HBNB, Hotel101 Global and HOA.

•        Each of HBNB, Hotel101 Global and HOA faces risks relating to project cost and completion, including its ability to generate sufficient cash flow to support its operations. Further, the real estate industry in the Philippines and in other jurisdictions where HBNB and Hotel101 Global have expansion plans or intend to expand into is capital intensive, and HBNB, Hotel101 Global and HOA may be unable to readily raise necessary amounts of funding to acquire new land or complete existing projects.

•        Each of HBNB, Hotel101 Global and HOA has multiple related-party transactions with affiliated companies, and transactions with certain affiliates constitute a substantial percentage of HOA’s revenues.

•        Titles over land owned by the subsidiaries of HBNB, Hotel101 Global and HOA may be contested by third parties.

•        Certain of HOA’s projects in the Philippines may be located in areas covered by the Indigenous Peoples’ Rights Act which may adversely affect its rights over such projects.

•        Some of HOA’s operating hotels in the Philippines are located on parcels of land that are leased on a short-term basis, which exposes it to certain risks, such as its ability to obtain favorable lease terms.

•        HOA’s hospitality projects in the Philippines and HOA’s shares are subject to Philippine foreign ownership limitations.

•        Disruptions in the financial markets could adversely affect HBNB’s, Hotel101 Global’s and HOA’s ability to raise additional financing, including equity financing.

•        Environmental laws applicable to HBNB’s, Hotel101 Global’s and HOA’s projects and hotels and enforcement by regulators of environmental regulations and policies could have a material adverse effect on their respective business, financial condition and results of operations.

•        HBNB’s, Hotel101 Global’s and HOA’s reputation and the Hotel101 brand will be adversely affected if projects are not completed on time or if projects or hotels do not meet customers’ requirements and may be adversely affected by other factors over which HBNB, Hotel101 Global and HOA have no control.

•        HBNB, Hotel101 Global and HOA rely on a third-party contractor for Hotel101 Global’s websites and its global application (the “Hotel101 App”).

•        Independent contractors, partners or other third parties may not always be available, and once hired by HBNB, Hotel101 Global and HOA, as applicable, may not be able to meet HBNB’s, Hotel101 Global’s and HOA’s respective quality standards or to complete projects on time and within budget.

•        Construction defects and other building-related claims may be asserted against HBNB, Hotel101 Global and HOA, and HBNB, Hotel101 Global and HOA, as applicable, may be subject to liability for such claims.

•        Damage to, or other potential losses involving, HBNB’s, Hotel101 Global’s and HOA’s respective assets may not be covered by insurance.

•        If any of HBNB, Hotel101 Global or HOA is not successful in protecting the Hotel101 brand image, its intellectual property or data, HBNB’s, Hotel101 Global’s and HOA’s respective business, results of operations, and financial condition could be materially adversely affected.

•        HBNB’s and Hotel101 Global’s business and operations are dependent upon key executives.

•        Any deterioration in HBNB’s, Hotel101 Global’s and HOA’s relations with employees, contractors and other third-party agents and business partners could materially and adversely affect HBNB’s, Hotel101 Global’s and HOA’s respective operations.

•        There can be no assurance that HBNB, Hotel101 Global or HOA will not suffer from substantial sales cancellations.

•        Because revenue is recognized upon check-in and not at booking, upticks or downturns in bookings are not immediately reflected in HOA’s results of operations and will not be immediately reflected in HBNB’s and Hotel101 Global’s results of operations.

•        If HBNB, Hotel101 Global or HOA fails to provide high-quality stays, HBNB’s, Hotel101 Global’s and HOA’s business, results of operations, and financial condition would be materially adversely affected.

•        If HOA fails to retain existing guests or attract new guests or, once its hotels are operational, if HBNB and Hotel101 Global fail to attract guests to their hotels, HBNB’s, Hotel101 Global’s and HOA’s respective business, results of operations, and financial condition would be materially adversely affected.

•        HBNB’s, Hotel101 Global’s and HOA’s real estate development and marketing activities are subject to a wide variety of laws and regulations.

•        HOA’s hotel operation and management activities are and, once its hotels are operational, HBNB’s and Hotel101 Global’s hotel operation and management activities will be, subject to a wide variety of laws and regulations.

•        HBNB, Hotel101 Global and HOA may be subject to regulatory inquiries, investigations, litigation, and other disputes, which could materially adversely affect its business, results of operations and financial condition.

•        If HBNB or Hotel101 Global is unable to manage the risks presented by the Hotel101 business model globally, HBNB’s and Hotel101 Global’s business, results of operations, and financial condition would be materially adversely affected.

•        If HBNB, Hotel101 Global or HOA fails to comply with applicable laws relating to privacy and data protection, HBNB, Hotel101 Global or HOA, as applicable, may face potentially significant liability, negative publicity, and increased regulation, which could materially adversely affect their respective business, results of operations, and financial condition.

•        If HBNB, Hotel101 Global or HOA fails to prevent data security breaches, there may be damage to their respective brands, including the Hotel101 brand, and reputation, material financial penalties, and legal liability, along with a decline in use of their respective platforms, which would materially adversely affect their respective business, results of operations, and financial condition.

•        Each of HBNB, Hotel101 Global and HOA relies on third-party payment service providers to process payments made by guests and payments made to Unit Owners on its platforms. If these third-party payment service providers become unavailable or any of HBNB, Hotel101 Global or HOA is subject to increased fees, HBNB’s, Hotel101 Global’s or HOA’s, as applicable, business, results of operations, and financial condition could be materially adversely affected.

•        Hotel101 Global is exposed to the risk of a VAT tax inspection related to input VAT claims, which may materially and adversely affect its financials and result in operational challenges.

Risks Related to the Philippines in Relation to HOA’s Business and Operations

•        All of HOA’s business activities are conducted in the Philippines and all of its assets are located in the Philippines, which exposes HOA to risks associated with the Philippines, including the performance of the Philippine economy.

•        Volatility in the value of the Philippine peso against the U.S. dollar and other currencies as well as in the global financial and capital markets could adversely affect HBNB’s businesses.

•        Political instability may have a negative effect on the business, financial position or results of operations of HOA.

•        Acts of terrorism and violent crimes could destabilize the country and could have a material adverse effect on HOA’s business, financial position and results of operations.

•        Natural or other catastrophes, including severe weather conditions, may adversely affect HOA’s business, materially disrupt HOA’s operations and result in losses not covered by its insurance.

•        Territorial disputes with China and a number of Southeast Asian countries may disrupt the Philippine economy and business environment.

•        The credit ratings of the Philippines may restrict the access to capital of companies that have operations in the Philippines, including HOA.

•        Public health crises or outbreaks of diseases could have an adverse effect on economic activity in the Philippines, and could materially and adversely affect HOA’s business, financial condition and results of operations.

•        Any economic slowdown or deterioration in economic conditions in the Philippines may adversely affect HOA’s business and operations in the Philippines.

•        Changes in, or failure to comply with, competition laws could adversely affect HBNB.

Risks Related to Being a Public Company

•        HBNB will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives.

•        A market for HBNB’s securities may not develop or be sustained.

•        HBNB and Hotel101 Global have identified material weaknesses in their internal control over financial reporting. If HBNB and Hotel101 Global are unable to remedy their material weaknesses, or if HBNB and Hotel101 Global fail to establish and maintain effective internal controls, HBNB and Hotel101 Global may be unable to produce timely and accurate financial statements, and HBNB and Hotel101 Global may conclude that their internal control over financial reporting is not effective, which could adversely impact investors’ confidence and HBNB’s stock price.

Risks Related to Ownership of the Combined Entity

•        HBNB’s memorandum and articles of association and Cayman Islands law could prevent a takeover that shareholders consider favorable and could also reduce the market price of HBNB Ordinary Shares.

•        The HBNB Ordinary Shares may not be listed on a national securities exchange after the Business Combination, which could limit investors’ ability to make transactions in such securities and subject HBNB to additional trading restrictions.

•        The market price and trading volume of the HBNB Ordinary Shares may be volatile and could decline significantly following the Business Combination.

•        If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about HBNB, its business or its market, or if they change their recommendations regarding the HBNB Ordinary Shares adversely, then the price and trading volume of the HBNB Ordinary Shares could decline.

•        HBNB’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of its securities.

•        The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an initial public offering and may create risks for unaffiliated investors.

•        Changes in tax laws or exposure to additional income tax liabilities could affect HBNB’s future profitability and reduce net returns to HBNB’s shareholders.

•        If HBNB is characterized as a passive foreign investment company for U.S. federal income tax purposes, its U.S. shareholders may suffer adverse tax consequences.

Risks Related to the SPAC Merger

•        JVSPAC is not required to, and did not, obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the proposed Transactions and, as a result, you have no assurance from an independent source that the terms and the consideration being paid for HBNB is fair from a financial point of view to the holders of JVSPAC Public Shares.

•        If JVSPAC’s due diligence investigation of HBNB and the Company Group was inadequate, then shareholders of JVSPAC following the Business Combination could lose some or all of their investment.

•        If third parties bring claims against JVSPAC, the proceeds held in trust could be reduced and the per-share liquidation price received by JVSPAC shareholders may be less than $[•].

•        Any distributions received by JVSPAC shareholders could be viewed as an unlawful payment if it was proved that, immediately following the date on which the distribution was made, the value of JVSPAC’s assets did not exceed its liability or JVSPAC was unable to pay its debts as they fell due.

•        JVSPAC’s directors and officers may have certain conflicts in determining to recommend the acquisition of HBNB, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a shareholder.

•        JVSPAC and HBNB have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the combined company if the Business Combination is completed or by JVSPAC if the Business Combination is not completed.

•        The prospects for JVSPAC’s success will be solely dependent upon the business and financial performance of HBNB.

•        The completion of the Business Combination is subject to a number of important conditions, and the Merger Agreement may be terminated before the completion of the Business Combination in accordance with its terms. As a result, there is no assurance that the Business Combination will be completed.

•        A market for HBNB Class A Ordinary Shares may not develop, which would adversely affect the liquidity and price of HBNB Class A Ordinary Shares.

•        JVSPAC shareholders will experience immediate dilution as a consequence of the issuance of HBNB Ordinary Shares as consideration in the Business Combination and from other dilution sources. Having a minority share position may reduce the influence that the non-redeeming JVSPAC shareholders have on the management of HBNB upon closing.

•        You are being offered a fixed number HBNB Ordinary Shares, which involves the risk of market fluctuations.

•        If JVSPAC were deemed to be an investment company under the Investment Company Act, JVSPAC would be required to meet burdensome compliance requirements and its activities would be severely restricted. In that case, unless JVSPAC is able to modify its activities so that it would not be deemed an investment company, JVSPAC would expect to abandon the efforts to complete an initial business combination and instead to liquidate itself.

•        HBNB Class A Ordinary Shares will be issued as consideration for the Business Combination, and HBNB may issue additional HBNB Class A Ordinary Shares or other equity or convertible debt securities without approval of the public holders of HBNB Class A Ordinary Shares, which would dilute existing ownership interests and may depress the market price of HBNB Class A Ordinary Shares.

•        Becoming a public company through a business combination rather than an underwritten offering presents risks to unaffiliated investors of HBNB. Subsequent to the completion of the Business Combination, HBNB may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of HBNB securities, which could cause HBNB shareholders to lose some or all of their investment.

•        HBNB is an “emerging growth company,” as defined under the federal securities laws, and HBNB cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the HBNB Class A Ordinary Shares less attractive to investors.

•        HBNB will be a “controlled company” within the meaning of the Nasdaq corporate governance rules and as a result will qualify for, and intends to rely on, exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. In addition, the interests of certain significant shareholders of HBNB may not be the same as those of other shareholders.

•        HBNB is incorporated under British Virgin Islands law, and investors may face difficulties protecting its rights in the U.S. and under U.S. law.

•        JVSPAC’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about JVSPAC’s ability continue as a “going concern.”

•        There are, and continue to be, uncertainties involving HBNB’s status under U.S. tax law, which may adversely affect HBNB’s financial operation.

Risks Related to Redemption

•        If holders of JVSPAC Public Shares fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their JVSPAC Public Shares for a pro rata portion of the funds held in the Trust Account.

•        JVSPAC is requiring shareholders who wish to redeem their JVSPAC Public Shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

•        If a holder of JVSPAC Public Shares fails to receive notice of JVSPAC’s offer to redeem JVSPAC Public Shares in connection with the Business Combination, or fails to comply with the procedures required to redeem its shares, such shares may not be redeemed.

•        If a holder of JVSPAC Public Shares or a “group” of holders of JVSPAC Public Shares are deemed to hold in excess of 15% of JVSPAC Public Shares, that holder of JVSPAC Public Shares or holders of JVSPAC Public Shares will lose the ability to redeem all such shares in excess of 15% of JVSPAC Public Shares, absent JVSPAC’s consent.

•        There is no guarantee that a JVSPAC Public Shareholder’s decision whether to redeem its JVSPAC Public Shares for a pro rata portion of the Trust Account will put such JVSPAC Public Shareholder in a better future economic position.

•        In the event that a significant number of JVSPAC Public Shares are redeemed, HBNB’s securities may become less liquid following the Business Combination.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding HBNB’s, JVSPAC’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, HBNB’s or JVSPAC’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company as set forth in the section of this proxy statement/prospectus titled “Proposal No. 1 — The SPAC Merger Proposal — The Business Combination — JVSPAC Board’s Reasons for the Approval of the Transactions.” Forward-looking statements also include statements regarding the expected benefits of the proposed SPAC Merger between HBNB and JVSPAC.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•        if any JVSPAC shareholder fails to properly demand redemption, such shareholder will not be entitled to convert its JVSPAC Public Shares into a pro rata portion of the Trust Account;

•        the financial and other interests of JVSPAC’s board of directors may have influenced JVSPAC’s board of directors’ decision to approve the SPAC Merger;

•        the HBNB Class A Ordinary Shares to be received by JVSPAC’s securityholders as a result of the Merger Agreement will have different rights from JVSPAC securities and JVSPAC’s shareholders will have a reduced ownership and voting interest of the combined company after consummation of the Merger Agreement;

•        the amount of redemption requests made by holders of JVSPAC Public Shares;

•        potential litigation relating to the SPAC Merger;

•        changes in general economic or political conditions;

•        competitive factors in the hospitality industry in which HBNB competes;

•        varying legal and regulatory requirements in the United States and the Philippines; and

•        the other matters described in the section titled “Risk Factors” beginning on page 20.

In addition, the SPAC Merger is subject to the satisfaction of the conditions to the completion of the SPAC Merger set forth in the Merger Agreement, the absence of events that could give rise to the termination of the Merger Agreement, the possibility that the SPAC Merger does not close and risks that the proposed SPAC Merger disrupts current plans and operations and business relationships of, or poses difficulties in attracting or retaining employees for, HBNB or its subsidiaries.

HBNB and JVSPAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this proxy statement/prospectus. Neither HBNB nor JVSPAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that HBNB or JVSPAC will make additional updates with respect to that statement, related matters or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the SPAC Merger, in JVSPAC’s public filings with the SEC or, upon and following the consummation of the Merger Agreement, in HBNB’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled “Where You Can Find More Information” beginning on page 291.

Market and industry data used throughout this proxy statement/prospectus is based on the good faith estimates of HBNB’s management, which in turn are based upon HBNB’s management’s review of internal surveys, independent industry surveys and publications and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While HBNB is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors,” “Hotel101 Global’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “HOA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus. The risks described below are those which HBNB and JVSPAC believe are the material risks that they face. Additional risks not presently known to them or which they currently consider immaterial may also have an adverse effect on them or the combined company following the Business Combination. Some statements in this proxy statement/prospectus, including such statements in the following risk factors, constitute forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to the Business and Operations of HBNB, Hotel101 Global and HOA

References in this section “Risks Related to the Business and Operations of HBNB, Hotel101 Global and HOA” to “HBNB” generally refer to HBNB in the present tense or to the combined company from and after the Business Combination, “Hotel101 Global” refer to Hotel101 Global and its subsidiaries, and “HOA” refer to Hotel101 Global’s material associate, HOA, and its subsidiaries. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements.

HBNB, Hotel101 Global and HOA may not be able to successfully manage, execute and implement their respective growth or expansion strategies.

On June 30, 2022, DDPC Worldwide Pte. Ltd. and Hotel101 Worldwide Pte. Ltd. entered into a real estate sales contract with a seller for the acquisition of a parcel of land of approximately 9,000 sq.m. in Hokkaido Prefecture, Japan. The real estate sales contract was subsequently assigned by DDPC Worldwide Pte. Ltd. and Hotel101 Worldwide Pte. Ltd. to TMK Hotel101 Niseko on September 2, 2022. The purchase price under the real estate sales contract was paid on September 30, 2022. HBNB and Hotel101 Global expect to develop the first international Hotel101-branded development, named Hotel101-Niseko, on such acquired land. On October 31, 2023, Hotel101 Global, through Hotel101 Madrid, S.L.U., fully paid for the acquisition of the 6,593 sq.m. parcel of land in Madrid, Spain and received all the pertinent executed land purchase documents in relation thereto. HBNB and Hotel101 Global expect to develop the second international Hotel101-branded development, named Hotel101-Madrid, on such acquired land. On September 27, 2023, Hotel101 Global, through Hotel101 Los Angeles LLC, entered into a Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate (the “Original Agreement”) for the acquisition of a 3,647 sq.m. lot of land in the Westlake North District of Los Angeles, California, U.S. (the “Los Angeles Property”), which was amended on November 13, 2023 (the “First Amendment”), November 21, 2023 (the “Second Amendment”) and November 12, 2024 (the “Third Amendment,” and together with the Original Agreement, the First Amendment and the Second Amendment, the “Los Angeles Property Acquisition Agreement”). On December 4, 2024, Hotel101 Los Angeles LLC fully paid for and acquired the Los Angeles Property pursuant to the Los Angeles Property Acquisition Agreement. HBNB and Hotel101 Global expect to develop the third international Hotel101-branded development, named Hotel101-Los Angeles, on such acquired land. For further details, see “Information about HBNB, Hotel101 Global and HOA — Hotels — Hotels Under Construction” and “Information about HBNB, Hotel101 Global and HOA — Hotels — Hotels Under Planning and Development.” The location, expected number of rooms and expected commencement of operations of all of the hotels of Hotel101 Global and HOA under construction and in the planning and development stage are based on the estimation of Hotel101 Global and HOA, as applicable, as of June 30, 2024 and are subject to change.

While HBNB and Hotel101 Global believe that HBNB, Hotel101 Global and HOA have the ability and resources to create a market leading business model by leveraging on DoubleDragon’s end-to-end capabilities as a real estate developer and owner, encompassing site identification, master planning, development, marketing, leasing, business events and client relationship management, there can be no assurance that, in the course of implementing the growth strategy for the Hotel101 business, HBNB, Hotel101 Global and/or HOA will not experience capital constraints, delays in obtaining relevant licenses and permits, construction delays, operational difficulties at new operational locations or difficulties in operating existing businesses and training personnel to manage and operate the expanded business.

HBNB and Hotel101 Global also do not have a track record of developing real estate or hotels globally, and may face unexpected costs, unique challenges and difficulties in other jurisdictions, such as Japan, Spain and the U.S., as well as the jurisdictions of additional Hotel101 sites. There can be no assurance that HBNB’s and Hotel101 Global’s global ventures will be successful. For example, although Hotel101 Global aims to develop its global hospitality projects where Filipinos have historically visited to leverage its brand equity, there may be fewer than expected local and international tourist arrivals in these jurisdictions. The successful implementation of HBNB’s and Hotel101 Global’s growth and expansion strategies may increase the operating complexity of HBNB’s and Hotel101 Global’s business, the responsibilities of HBNB’s and Hotel101 Global’s management and the demands placed on HBNB’s and Hotel101 Global’s employees and systems. The ability of each of HBNB, Hotel101 Global and HOA to achieve future growth for Hotel101 will depend on its ability to continue to identify and acquire land sites and to complete its projects successfully and on schedule. The ability of each of HBNB, Hotel101 Global and HOA to identify and acquire suitable land sites is dependent on a variety of factors which HBNB, Hotel101 Global and HOA cannot control, including the land policies of the governments in the jurisdictions where they operate, the overall economic conditions, the availability of capital and competition for such land. There can be no assurance that HBNB’s, Hotel101 Global’s and HOA’s market assessments will turn out to be accurate, that the projects that each of HBNB, Hotel101 Global and HOA develops will meet their projections in terms of profitability or rental yield or that the successful operation of HBNB’s, Hotel101 Global’s and HOA’s respective businesses will continue.

Each of HBNB, Hotel101 Global and HOA may also experience delays resulting from independent contractors who are not able to complete projects on time due to various factors, including a lack of available manpower. See “Risks Related to the Business and Operations of HBNB, Hotel101 Global and HOA — Independent contractors, partners or other third parties may not always be available, and once hired by HBNB, Hotel101 Global and HOA, as applicable, may not be able to meet HBNB’s, Hotel101 Global’s and HOA’s respective quality standards or to complete projects on time and within budget.” Any inability or failure to adapt effectively to growth or to become a predominantly recurring income company, including constraints on management and logistics, could result in losses or development costs that are not recovered as quickly as anticipated, if at all. Further, there is no assurance that each of HBNB, Hotel101 Global and HOA will be able to generate enough cash flows to service, or otherwise not default on, any of its existing loan payables or any of its future debt obligations. Any such default may lead to trigger cross defaults and/or subject each of HBNB, Hotel101 Global and HOA to litigation and other proceedings filed by its lenders. These could have a material adverse effect on the reputation and on the business, financial condition, and results of operations of each of HBNB, Hotel101 Global and HOA.

The expansion of the businesses of each of HBNB, Hotel101 Global and HOA will also require each of HBNB, Hotel101 Global and HOA to manage additional relationships with third parties such as potential purchasers, suppliers, and contractors, including international contractors for its international hospitality projects. For example, HBNB and Hotel101 Global may have insufficient experience in dealing with topics associated with their global hospitality projects, such as applicable laws relating to the environment as well as different construction, operational and marketing requirements. There can be no assurance that each of HBNB and Hotel101 Global will be able to successfully implement its growth and expansion plans with respect to its Hotel101 brand outside the Philippines. There can also be no assurance that there will be a market for the hospitality projects of each of HBNB, Hotel101 Global and HOA in the geographies into which HBNB, Hotel101 Global and HOA, respectively, has expansion plans or intends to expand. As a result, the decision of any of HBNB, Hotel101 Global or HOA to pursue such expansion plans could have a material adverse effect on the Hotel101 brand and reputation and business of each of HBNB, Hotel101 Global and HOA. See “Information about HBNB, Hotel101 Global and HOA — Business Strategies” for more information.

The interests of the joint venture partners of each of HBNB, Hotel101 Global and HOA, including Unit Owners, may differ from those of HBNB, Hotel101 Global and HOA, respectively, and such partners may take actions that adversely affect HBNB, Hotel101 Global and HOA.

Several of the subsidiaries of Hotel101 Global and HOA have entered into joint venture agreements with unaffiliated third parties. For example, several of HBNB’s, Hotel101 Global’s and HOA’s hotels are under or will enter into joint venture agreements with landowners, Unit Owners or other entities. A joint venture involves special risks where the joint venture partner may have economic or business interests or goals that are inconsistent with or different from those of HBNB, Hotel101 Global and HOA, respectively. The joint venture partner may also take actions contrary to HBNB’s, Hotel101 Global’s and HOA’s instructions or requests, take actions in direct opposition to HBNB’s, Hotel101 Global’s and HOA’s policies or objectives with respect to the underlying business or dispute the distribution of its joint venture share. The joint venture partner may also fail to perform its obligations under the joint venture arrangement. Disputes between any of HBNB, Hotel101 Global or HOA and their respective joint venture partners may arise after significant capital investments in a project have been made, which could result in the loss of some or all of HBNB’s, Hotel101 Global’s and HOA’s respective investment in such project. Each of HBNB’s, Hotel101 Global’s and HOA’s reliance on its joint venture arrangements could therefore have a material adverse effect on their respective business, financial condition and results of operations.

Each of HBNB, Hotel101 Global and HOA is exposed to risks associated with offering deferred payment schemes, including the risk of customer default.

Each of Hotel101 Global and HOA provides deferred payment schemes to purchasers of units in its Hotel101 projects, typically during the construction period. As a result, and particularly during periods when the unemployment rate rises or when the overall level of overseas remittances to the Philippines declines, each of Hotel101 Global and HOA faces the risk that a greater number of customers who utilize the respective deferred payment schemes of Hotel101 Global and HOA will default on their payment obligations, which would require Hotel101 Global and HOA, as applicable, to incur expenses relating to sales cancellations and delinquent accounts, disrupt cash inflows, hold additional inventory on its balance sheet and reduce its finance income. For the years ended December 31, 2022 and 2023, HOA’s total real estate sales or contracted sales recognized under the percentage of completion method amounted to ₱1,125.5 million and ₱1,296.1 million ($22.0 million), respectively. As of June 30, 2024, Hotel101 Global had two ongoing projects under construction, namely Hotel101-Niseko and Hotel101-Madrid, and HOA had three ongoing projects under construction, namely Hotel101-Davao, Hotel101-Cebu Mactan Airport and Hotel101-Libis, for presale. For the six months ended June 30, 2024, total real estate sales of HOA amounted to ₱502.2 million ($8.5 million).

Deferred payment schemes are typically offered during the construction period and buyers are given a grace period and appropriate notices to update their payments in accordance with the law. Nonetheless, the inability of HBNB, Hotel101 Global and HOA, as applicable, to collect the lump sum balance of the sales contract upon turnover, or any payment when it falls due, could have a material adverse effect on the respective business, financial condition, and results of operations of HBNB, Hotel101 Global and HOA.

Competition for the acquisition of land for new projects and risks relating to the management of its land bank, including fluctuations in demand and prices, may adversely affect HBNB’s, Hotel101 Global’s and HOA’s business.

HBNB’s, Hotel101 Global’s and HOA’s future growth and development are dependent on their respective ability to acquire additional tracts of land suitable for HBNB’s, Hotel101 Global’s and HOA’s respective future hospitality projects. There is a high level of scarcity covering prime hospitality property in the Philippines and HOA will require additional prime properties across the Philippines to continue expanding its business. HBNB and Hotel101 Global will also need to identify land globally to develop their global hospitality projects.

When each of HBNB, Hotel101 Global and HOA attempts to locate sites for development, it may experience difficulty locating parcels of land of suitable size in locations and at prices acceptable to HBNB, Hotel101 Global and HOA, respectively, particularly parcels of land located in urban areas, in relation to HOA, throughout the Philippines (including first class municipalities and second- and third-class cities) and, in relation to HBNB and Hotel101 Global, globally. Furthermore, land acquired by HBNB, Hotel101 Global and HOA may have pre-existing tenants or obligations that prevent immediate commencement of new developments. In the event any of HBNB, Hotel101 Global or HOA is unable to acquire suitable land at prices and in locations that are attractive to HBNB, Hotel101 Global and HOA, as applicable, or at all, their respective growth prospects could be limited, and their respective business and results of operations could be adversely affected.

The hospitality industry is highly competitive, and any inability to effectively compete could limit HBNB’s, Hotel101 Global’s and HOA’s ability to maintain or increase their respective market share and profitability.

HBNB and Hotel101 Global have several hospitality projects under various stages of construction and planning and development globally and HOA has operational hotels in the Philippines and several hospitality projects under development in the Philippines. HOA is subject to significant competition in the Philippine hotel development market and HBNB and Hotel101 Global expect to be subject to significant competition in the hotel development markets of additional Hotel101 sites. Ongoing completion of new hotels and renovations of older competing hotels are increasing the number of hotel rooms available in the Philippines. In addition, competition from non-traditional hospitality providers, such as Airbnb, presents a new form of competition for hotel operators in the Philippines. This increased competition could lead to a decrease in room rates and overall revenue of HOA, thus reducing HBNB’s and Hotel101 Global’s investment income in HOA accounted for using the equity method, adversely affecting HBNB’s and Hotel101 Global’s business, financial condition and results of operations.

The hospitality industry is characterized by rapidly changing technology, evolving industry standards, consolidation, frequent new offering announcements, introductions, and enhancements, and changing consumer demands and preferences. Each of HBNB’s, Hotel101 Global’s and HOA’s future success will depend on its ability to adapt to evolving industry standards and guest preferences and to continually innovate and improve the performance, features, and reliability of the Hotel101 platform and services in response to competitive offerings and the evolving demands of guests. As a result, each of HBNB, Hotel101 Global and HOA may be required to spend significant resources maintaining, developing, and enhancing its technologies and the Hotel101 platform; however, such efforts may be more costly than expected and may not be successful. For example, HBNB, Hotel101 Global and HOA may not make the appropriate investments in new technologies, which could materially adversely affect their respective business, results of operations, and financial condition. Further, technological innovation often results in unintended consequences such as bugs, vulnerabilities, and other system failures. Any such bug, vulnerability, or failure, especially in connection with a significant technical implementation or change, could result in lost business, harm to the Hotel101 brand or HBNB’s, Hotel101 Global’s or HOA’s reputation, consumer complaints, and other adverse consequences, any of which could materially adversely affect HBNB’s, Hotel101 Global’s or HOA’s business, results of operations, and financial condition.

Many of HBNB’s, Hotel101 Global’s and HOA’s current and potential competitors enjoy substantial competitive advantages over HBNB, Hotel101 Global and HOA, such as greater name and brand recognition, longer operating histories, larger marketing budgets, and loyalty programs, as well as substantially greater financial, technical, and other resources. In addition, HBNB’s, Hotel101 Global’s and HOA’s current or potential competitors may have access to larger user bases and/or inventory for accommodations, and may provide multiple travel products, including flights. As a result, HBNB’s, Hotel101 Global’s and HOA’s competitors may be able to provide consumers with a better or more complete product experience and respond more quickly and effectively than HBNB, Hotel101 Global and HOA, as applicable, can to new or changing opportunities, technologies, standards, or guest requirements or preferences. The global travel industry has experienced significant consolidation, and HBNB and Hotel101 Global expect this trend may continue as companies attempt to strengthen or hold their market positions in a highly competitive industry. Consolidation amongst HBNB’s, Hotel101 Global’s and HOA’s competitors will give them increased scale and may enhance their capacity, abilities, and resources, and lower their cost structures. In addition, emerging start-ups may be able to innovate and focus on developing a new product or service faster than HBNB, Hotel101 Global and HOA, as applicable, can or may foresee consumer need for new offerings or technologies before HBNB, Hotel101 Global and HOA, as applicable.

Some of HBNB’s, Hotel101 Global’s and HOA’s competitors or potential competitors have more established or varied relationships with consumers than HBNB, Hotel101 Global and HOA, as applicable, and they could use these advantages in ways that could affect HBNB’s, Hotel101 Global’s and HOA’s respective competitive position, including by entering the travel and accommodations businesses. For example, some competitors or potential competitors are creating “super-apps” where consumers can use many online services without leaving that company’s app, for example, in particular regions, such as Asia, where e-commerce transactions are conducted primarily through apps on mobile devices. If any of these platforms are successful in offering services similar to HBNB’s, Hotel101 Global’s and HOA’s to consumers, HBNB’s, Hotel101 Global’s and HOA’s respective customer acquisition efforts could be less effective and HBNB’s, Hotel101 Global’s and HOA’s respective customer acquisition costs, including its brand and performance marketing expenses, could increase, any of which could materially adversely affect HBNB’s, Hotel101 Global’s and HOA’s respective business, results of operations, and financial condition. Each of HBNB, Hotel101 Global and HOA also faces increasing competition from search engines, including Google. The manner in which Google presents travel search results, and its promotion of its own travel meta-search services, such as Google Travel and Google Vacation Rental Ads, or similar actions from other search engines, and their practices concerning search rankings, could decrease HBNB’s, Hotel101 Global’s and HOA’s respective search traffic, increase traffic acquisition costs, and/or disintermediate the Hotel101 platform. These platforms can also offer their own comprehensive travel planning and booking tools, or refer leads directly to suppliers, other favored partners, or themselves, which could also disintermediate the Hotel101 platform. In addition, if Google or Apple use their own mobile operating systems or app distribution channels to favor their own or other preferred travel service offerings or impose policies that effectively disallow HBNB, Hotel101 Global and HOA to continue their respective full product offerings in those channels, it could materially adversely affect HBNB’s, Hotel101 Global’s and HOA’s respective ability to engage with guests who access the Hotel101 platform via mobile apps or search.

Any decline or disruption in the travel and hospitality industries or economic downturn would materially adversely affect HBNB’s, Hotel101 Global’s and HOA’s business, results of operations, and financial condition.

The financial performance of HBNB, Hotel101 Global and HOA is dependent on the strength of the travel and hospitality industries. Events beyond HBNB’s, Hotel101 Global’s and HOA’s control, including unusual or extreme weather or natural disasters, such as earthquakes, hurricanes, fires, tsunamis, floods, severe weather, droughts, and volcanic eruptions, and travel-related health concerns including pandemics and epidemics such as COVID-19, Ebola, Zika, and Middle East Respiratory Syndrome, restrictions related to travel, trade or immigration policies, geopolitical tensions and pressures, wars, terrorist attacks, sources of political uncertainty, protests, foreign policy changes, regional hostilities, imposition of taxes or surcharges by regulatory authorities, changes in regulations, policies, or conditions related to sustainability, including climate change, work stoppages, labor unrest or travel-related accidents can disrupt travel globally or otherwise result in declines in travel demand. As these events or concerns, and the full impact of their effects, are largely unpredictable, they can dramatically and suddenly affect travel behavior by consumers, and therefore demand for the Hotel101 platform and the services of HBNB, Hotel101 Global and HOA, which would materially adversely affect HBNB’s, Hotel101 Global’s and HOA’s business, results of operations, and financial condition. Events such as sudden outbreaks of wars or regional instability could lead to a large number of localized cancellations and safety concerns, and in turn negatively impact HBNB’s, Hotel101 Global’s and HOA’s business and HBNB’s, Hotel101 Global’s and HOA’s respective relationship with Unit Owners and guests. In addition, increasing awareness around the impact of air travel on climate change and the impact of over-tourism may adversely impact the travel and hospitality industries and demand for the Hotel101 platform and the services of HBNB, Hotel101 Global and HOA.

HBNB’s, Hotel101 Global’s and HOA’s financial performance is also subject to global economic conditions and their impact on levels of discretionary consumer spending. Some of the factors that have an impact on discretionary consumer spending include general economic conditions, worldwide or regional recession, unemployment, consumer debt, reductions in net worth, fluctuations in exchange rates, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, tariffs, and other macroeconomic factors. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected, which could lead to a decline in the bookings and prices for stays on the Hotel101 platform and an increase in cancellations, and thus result in lower revenue of HBNB, Hotel101 Global and HOA, as applicable. Leisure travel in particular, which accounts for a substantial majority of HOA’s current operational hospitality business and is expected to account for a majority of HBNB’s and Hotel101 Global’s hospitality business once operational, is dependent on discretionary consumer spending levels. Downturns in worldwide or regional economic conditions, such as the downturn that resulted from the COVID-19 pandemic, have led to a general decrease in leisure travel and travel spending, and similar downturns in the future may materially adversely impact demand for the Hotel101 platform and services. Such a shift in consumer behavior would materially adversely affect HBNB’s, Hotel101 Global’s and HOA’s business, results of operations, and financial condition.

Hotel101 Global’s cash ratio is less than 1.0, which exposes Hotel101 Global to liquidity risk.

Hotel101 Global recorded current liabilities of $60.1 million as of June 30, 2024. The current liabilities were primarily attributable to amounts due to the immediate parent, ultimate parent and related parties which amounted to $47.6 million as of June 30, 2024. Hotel101 Global recorded cash and cash equivalents of $10.8 million as of June 30, 2024. As of June 30, 2024, Hotel101 Global’s cash ratio (i.e., cash and cash equivalents divided by current liabilities) was 0.18x and the ratio of Hotel101 Global’s cash and cash equivalents to amounts due to the immediate parent, ultimate parent and related parties, amounted to 0.23x. Hotel101 Global’s cash ratio and cash and cash equivalents to amounts due to the immediate parent, ultimate parent and related parties ratio exposes Hotel101 Global to liquidity risk. Payment of accounts payable and other liabilities as when they become due, and Hotel101 Global’s capital expenditure plans will primarily depend on Hotel101 Global’s ability to maintain adequate cash generated from operating activities and adequate external financing. In addition, if any of HBNB, Hotel101 Global or HOA encounters any liquidity issues in the future, it may curtail or defer its business expansion plans based on the availability of sufficient funds, and HBNB’s, Hotel101 Global’s and HOA’s respective business, financial position and results of operations could be materially and adversely affected. In addition, the rising interest rate environment globally and in the Philippines and global economic uncertainty may make it more challenging for all companies globally, including HBNB, Hotel101 Global and HOA, to refinance existing debt obligations in the future, or obtain additional financing, whether at acceptable interest rates or at all, to address any potential and future funding requirements.

Each of HBNB, Hotel101 Global and HOA expects to derive substantially all of its revenue from a single product.

Each of HBNB, Hotel101 Global and HOA sells individual condotel units in its hospitality projects, its uniform signature Hotel101 “happy room” hotel units, prior to construction completion and opening of the relevant hospitality project. The Unit Owners receive individual condominium titles and are able to receive income share from the hotel’s revenues once it commences operation. HBNB, Hotel101 Global and HOA, as applicable, manages the relevant hotel once it becomes operational and shares a portion of the gross revenue with the Unit Owners in accordance with the respective management agreements. This business model allows HBNB, Hotel101 Global and HOA to generate revenue and income twice from one project, first from the pre-selling of the signature Hotel101 “happy room” hotel rooms and second from the long term-recurring revenue from hotel operations after the project’s completion. As such, the continued growth in market demand for and market acceptance of the Hotel101 “happy room” hotel unit is critical to HBNB’s, Hotel101 Global’s and HOA’s growth and success. Demand for the Hotel101 “happy room” hotel unit is affected by a number of factors, many of which are beyond HBNB’s, Hotel101 Global’s and HOA’s control, such as evolving guest expectations, preferences and loyalty, new offerings and initiatives from HBNB’s, Hotel101 Global’s and HOA’s competitors, price changes by HBNB, Hotel101 Global and HOA, price and product changes by HBNB’s, Hotel101 Global’s and HOA’s competitors, technological changes and developments within the markets in which HBNB, Hotel101 Global and HOA has operations or intends to have operations, growth, contraction, and rapid evolution of the markets in which HBNB, Hotel101 Global and HOA has operations or intends to have operations, changes in residency by investment schemes and policies within the markets in which HBNB, Hotel101 Global and HOA has operations or intends to have operations, Unit Owner returns and rooms growth, and general economic conditions and trends. Changes in preferences of hotel guests may have a disproportionately greater impact on HBNB, Hotel101 Global and HOA than if HBNB, Hotel101 Global and HOA offered multiple products. If demand for the Hotel101 “happy room” hotel room declines for any of these or other reasons, HBNB’s, Hotel101 Global’s and HOA’s business, results of operations and financial condition could be materially adversely affected.

There is no assurance that HBNB’s, Hotel101 Global’s and HOA’s cash flows from pre-sales and other funding sources will be sufficient to cover all project development costs and HBNB’s, Hotel101 Global’s and HOA’s ability to obtain additional financing may be adversely affected by deposit requirements, credit supply control, and disruptions of capital markets. The inability of HBNB’s, Hotel101 Global’s and HOA’s customers and contractors to obtain financing for their purchases may also adversely affect HBNB, Hotel101 Global and HOA.

As of June 30, 2024, HOA’s operations comprised of six operational hotels with 1,482 hotel rooms in the Philippines, including the Hotel101 brand, which currently has two operating hotels, Hotel101-Manila in the Manila Bay Area near the Mall of Asia, Pasay City, Philippines and Hotel101-Fort in Taguig City, Metro Manila, Philippines, with 1,124 hotel rooms. HBNB’s, Hotel101 Global’s and HOA’s business is capital intensive, and each of HBNB, Hotel101 Global and HOA expects to have significant funding needs to complete its planned and future projects and to grow its business, though land costs may vary by project size, location and infrastructure status. The majority of HBNB’s, Hotel101 Global’s and HOA’s initial cash requirements for hotel development arises out of land acquisition and construction fees. Each of Hotel101 Global’s and HOA’s cash flow used to fund its hotel development projects and carry out its day-to-day activities is derived from several sources, including a combination of cash flows from pre-sales in accordance with applicable laws and regulations, cash advances from DoubleDragon Corporation, dividends from its subsidiaries, bank borrowings and proceeds from domestic bond issuances. Any prolonged decline in the performance of HBNB’s subsidiaries, including Hotel101 Global, may negatively impact their ability to pay dividends to HBNB and any prolonged decline in the performance of HOA, which is 40%-owned by Hotel101 Global and is accounted for using the equity method, may negatively impact Hotel101 Global’s ability to pay dividends to HBNB. The performance of HBNB’s, Hotel101 Global’s and HOA’s subsidiaries may be affected by a variety of factors, including adverse weather and natural conditions. In addition, instruments governing debt incurred by any of HBNB’s, Hotel101 Global’s or HOA’s subsidiaries presently or in the future may restrict its ability to pay dividends or make other distributions to HBNB, Hotel101 Global and HOA, respectively. These factors may negatively impact HBNB’s, Hotel101 Global’s and HOA’s respective liquidity position, ability to fund business operations and financial results. There is no assurance that HBNB, Hotel101 Global or HOA will be able to adequately cover their respective project costs in the future.

HBNB, Hotel101 Global and HOA may need to obtain additional capital and secure external financing in the future. Future changes in laws, regulations or government policies that may restrict or limit HBNB’s, Hotel101 Global’s and HOA’s ability to sell its projects on a pre-sale basis and finance its projects through cash flows from those pre-sales may require HBNB, Hotel101 Global and HOA to finance substantial portions of their respective projects through other sources, such as bank loans. Each of HBNB’s, Hotel101 Global’s and HOA’s ability to obtain adequate financing for land acquisition and property development on terms which will allow it to achieve an acceptable return is dependent on a number of factors that are beyond its control, such as general economic conditions, credit availability from financial institutions, market disruption risks, monetary policies in the regions in which it has operations or intends to have operations, and regulations relating to the real estate and hospitality sectors in the jurisdictions in which it has operations or intends to have operations. Changes in interest rates may affect HBNB’s, Hotel101 Global’s and HOA’s respective financing costs and ultimately, HBNB’s, Hotel101 Global’s and HOA’s respective business, results of operations and financial condition. There can be no assurance that financing will be made available on a timely basis or commercially reasonable terms acceptable to HBNB, Hotel101 Global and HOA, as applicable, or at all, or that any additional financing will not be dilutive to HBNB’s shareholders. Disruptions, volatility or uncertainty of the credit markets or capital markets could limit HBNB’s, Hotel101 Global’s and HOA’s ability to borrow funds or raise financing. Each of HBNB, Hotel101 Global and HOA will incur interest expense on any indebtedness that it incurs, and any indebtedness that it incurs may reduce its financial flexibility. Uncertainties as to market demand or a decline in market demand after expenditures have been made for planning, design and construction are also risks that may materially adversely affect HBNB’s, Hotel101 Global’s and HOA’s business, results of operations and financial condition.

The inability of third parties, such as potential purchasers of condotels in HBNB’s, Hotel101 Global’s and HOA’s hospitality projects, contractors or subcontractors, to obtain financing may also adversely affect HBNB, Hotel101 Global and HOA, respectively. Many potential purchasers of condotels in HBNB’s, Hotel101 Global’s and HOA’s hospitality projects rely on mortgage financing and other bank loans to finance their initial and other instalment payments under the terms of the respective pre-sales contracts. Construction contractors and subcontractors may also rely on loans or letters of credit to partially finance their operations. Each of HBNB’s, Hotel101 Global’s and HOA’s business may be adversely affected by a decrease in consumer or commercial lending in the Philippines and other regions in which it has operations or intends to have operations and in jurisdictions in which potential purchasers of condotels in its hospitality projects may obtain financing, including due to factors beyond its control. For example, an increase in lending interest rates may adversely impact consumer demand for HBNB’s, Hotel101 Global’s and HOA’s projects and changes in laws, regulations or bank lending policies that restrict access to mortgages may result in fewer customers being able to meet HBNB’s, Hotel101 Global’s and HOA’s respective instalment payment requirements or pre-pay larger portions of the purchase price for their projects. In addition, governments and commercial banks may increase down-payment requirements, impose other conditions or otherwise change the regulatory framework in a manner that would make mortgage financing unavailable or unattractive or less available or less attractive to potential property purchasers. These types of events may adversely affect HBNB’s, Hotel101 Global’s and HOA’s respective cash flows, business, financial condition, and results of operations.

Each of HBNB, Hotel101 Global and HOA faces risks relating to project cost and completion, including its ability to generate sufficient cash flow to support its operations. Further, the real estate industry in the Philippines and in other jurisdictions where HBNB and Hotel101 Global have expansion plans or intend to expand into is capital intensive, and HBNB, Hotel101 Global and HOA may be unable to readily raise necessary amounts of funding to acquire new land or complete existing projects.

Construction of property projects may take as long as a year or longer before generating positive net cash flow through sale or management fees. As a result, HBNB’s, Hotel101 Global’s and HOA’s cash flows and results of operations may be significantly affected by its project development schedules and any changes to those schedules. Any delay in HBNB’s, Hotel101 Global’s and HOA’s respective project development schedules, or any inability of any of their respective projects to generate its expected level of cash flows, may adversely affect their respective business, financial condition and results of operations.

Further, several of Hotel101 Global’s and HOA’s projects are currently under construction and each of Hotel101 Global and HOA has relied on cash advances from DoubleDragon, its ultimate parent company, to finance its expansion for the past three fiscal years. See also “Risks Related to the Business and Operations of HBNB, Hotel101 Global and HOA –– Each of HBNB, Hotel101 Global and HOA has multiple related-party transactions with affiliated companies, and transactions with certain affiliates constitute a substantial percentage of HOA’s revenues.” For the year ended December 31, 2023, Hotel101 Global used net cash of $34,147.6 thousand in operating activities while its net cash from financing activities amounted to $33,511.3 thousand. For the six months ended June 30, 2024, Hotel101 Global used net cash of $959.6 thousand in operating activities while its net cash from financing activities amounted to $9,854.0 thousand. For the year ended December 31, 2023, HOA used net cash of ₱132.8 million ($2.3 million) in operating activities while the net cash used in investing activities amounted to ₱21.4 million ($0.4 million). For the six months ended June 30, 2024, HOA’s net cash provided by operating activities amounted to ₱37.9 million ($0.6 million) while the net cash used in investing activities amounted to ₱2.2 million. In the event of any delay in HBNB’s, Hotel101 Global’s and HOA’s respective project development schedules, or in the event that any of HBNB’s, Hotel101 Global’s or HOA’s respective projects do not generate the expected level of cash flows, HBNB’s, Hotel101 Global’s and HOA’s respective business, financial condition and results of operations may be adversely affected.

Other factors that could adversely affect the time and the costs involved in completing the development and construction of HBNB’s, Hotel101 Global’s and HOA’s projects include:

•        construction risks, which may include delays in construction and cost overruns, whether from variation to original design plans or any other reason, infrastructure failures or latent design flaws;

•        natural catastrophes and adverse weather conditions. For example, construction works are unable to proceed as scheduled at the site of Hotel101 Global’s hospitality project under construction in Niseko, Hokkaido Prefecture, Japan during periods of snowfall;

•        the outbreak, or threatened outbreak, of any severe communicable disease, or the resurgence of any pandemics or epidemics;

•        changes in market conditions, economic downturns, unemployment rate, and decreases in business and consumer sentiment in general;

•        delays in obtaining necessary zoning, land use, building, development and other required government licenses, approvals and permits;

•        changes in city zoning and plot ratios;

•        shortages of contractors and skilled labor, whether as a result of delays in completion of its prior projects or otherwise;

•        changes in laws or in government priorities;

•        timing of commencement of the projects;

•        relocation of existing residents and/or demolition of existing constructions;

•        shortages of or increase in the cost of construction and building materials and equipment as a result of rising commodity prices, inflation, supply chain disruptions or otherwise;

•        geopolitical pressures, tensions or conflicts;

•        labor disputes with contractors and subcontractors, work stoppages or strikes;

•        construction accidents;

•        errors in judgement on the selection and acquisition criteria for potential sites;

•        disputes with consultants or contractors over the quality of work and general performance and the need to take any remedial action so as to ensure each of HBNB’s, Hotel101 Global’s and HOA’s projects are delivered to specification and consultants or contractors experiencing financial or other difficulties causing delay in performance of their work in relation to HBNB’s, Hotel101 Global’s and HOA’s respective projects;

•        financial difficulties by counterparties to a construction or construction-related contract;

•        unforeseen engineering, environmental or geological problems;

•        defective materials or building methods;

•        quality control issues;

•        uncertainties as to market demand or loss of market demand by potential purchasers of condotel units in HBNB’s, Hotel101 Global’s and HOA’s hospitality projects after construction work has begun, whether resulting from a downturn in the Philippine economy, a change in the surrounding environment of the project, including the location or operation of transportation hubs or attractiveness as a tourist destination, or otherwise; and

•        other unforeseen problems or circumstances.

Any of these factors could result in project delays and cost overruns, which may harm each of HBNB’s, Hotel101 Global’s and HOA’s reputation as a hotel developer or lead to cost overruns or loss of or delay in recognizing revenues and lower margins. This may also result in sales and resulting profits from a particular development not being recognized in the year in which it was originally expected to be recognized, which could adversely affect HBNB’s, Hotel101 Global’s and HOA’s, as applicable, results of operations for that year. Furthermore, the failure by any of HBNB, Hotel101 Global or HOA to complete construction of a project to its planned specifications or schedule may result in contractual liabilities to purchasers and lower returns. If a pre-sold project is not completed on time, the purchasers of pre-sold units (i) in the event of a force majeure event, agree to extend the relevant completion deadline by an additional 12 months commencing on the original project completion deadline; or (ii) are entitled to terminate the pre-sale agreements and seek refund of all prior payments without interest. None of HBNB, Hotel101 Global or HOA can provide any assurance that it will not experience any significant delays in completion or delivery of its projects in the future or that it will not be subject to any liabilities for any such delays, which may materially adversely affect its business, financial condition and results of operations.

Each of HBNB’s, Hotel101 Global’s and HOA’s operations require HBNB, Hotel101 Global and HOA, as applicable, to interact with regulatory bodies, such as regarding land clearance, project approvals and construction matters. HBNB, Hotel101 Global and HOA may need to allocate additional resources and management time to their respective interactions with regulatory bodies. If a disagreement with a regulatory body arises in the future, the development of the relevant HBNB, Hotel101 Global or HOA project(s) could be delayed while the issue is resolved. Any project delays may materially adversely affect HBNB’s, Hotel101 Global’s and HOA’s business, financial condition and results of operations.

Further, the hotel development industry in the Philippines, in which HOA operates, and other jurisdictions in which HBNB and Hotel101 Global has expanded into or intends to expand into is capital intensive, and market players are required to incur significant expenditures to acquire land for development, complete existing projects and commence construction on new developments. For the year ended December 31, 2023 and the six months ended June 30, 2024, Hotel101 Global incurred capital expenditures of $29,577.3 thousand and $8,720.4 thousand, respectively. For the year ended December 31, 2023 and the six months ended June 30, 2024, HOA incurred capital expenditures of ₱604.8 million ($10.3 million) and ₱474.2 million ($8.0 million), respectively.

Historically, each of Hotel101 Global and HOA has funded a significant portion of its capital expenditure requirements as well as steady growth from intercompany loans or advances from DoubleDragon. There can be no assurance that, in order to complete its planned projects or satisfy its other liquidity and capital resources requirements, each of HBNB, Hotel101 Global or HOA will be able to obtain sufficient funds from related party transactions or external sources of financing at acceptable rates to fund its capital expenditure requirements, or that it will be able to obtain sufficient funds at all. Failure to obtain the requisite funds could delay or prevent the acquisition of land, completion of existing projects or commencement of new projects and materially and adversely affect HBNB’s, Hotel101 Global’s and HOA’s business, financial condition and results of operations.

Each of HBNB, Hotel101 Global and HOA has multiple related-party transactions with affiliated companies, and transactions with certain affiliates constitute a substantial percentage of HOA’s revenues.

The companies controlled by DoubleDragon have multiple commercial transactions with HBNB, Hotel101 Global and HOA, which primarily consist of advances and reimbursements of expenses. See the section titled “Certain HBNB, Hotel101 Global and HOA Relationships and Related Person Transactions” and the notes to each of HBNB’s, Hotel101 Global’s and HOA’s consolidated financial statements for further details. HBNB and Hotel101 Global expects that each of HBNB, Hotel101 Global and HOA will continue to enter into transactions with companies directly or indirectly controlled by or associated with DoubleDragon. These transactions may involve potential conflicts of interest, which could be detrimental to HBNB, Hotel101 Global, HOA and/or their respective stakeholders. Conflicts of interest may also arise between each of HBNB, Hotel101 Global and HOA, on the one hand, and DoubleDragon, on the other hand, in a number of other areas relating to its businesses, including:

•        business combinations involving any of HBNB, Hotel101 Global, HOA and/or their respective subsidiaries;

•        plans to develop the respective businesses of HBNB, Hotel101 Global, HOA and/or their respective subsidiaries; and

•        business opportunities that may be attractive to DoubleDragon, on the one hand, and each of HBNB, Hotel101 Global and HOA, on the other hand.

There can be no assurance that the related-party transactions of any of HBNB, Hotel101 Global or HOA will not have a material adverse effect on the respective business or results of operations of HBNB, Hotel101 Global and HOA.

In addition, each of HBNB, Hotel101 Global and HOA has received cash advances and borrowed funds from related parties on favorable terms and expects to continue to do so in the future, subject to the willingness and ability of its related parties to lend such funds and/or provide such cash advances. If any of HBNB, Hotel101 Global or HOA instead obtains a greater portion of its financing from unrelated third parties in the future, its costs of borrowing may increase. There can be no assurance that each of HBNB’s, Hotel101 Global’s and HOA’s arrangements with its related parties will continue on their historical or current terms, particularly if the interests of HBNB, Hotel101 Global and HOA, as applicable, diverge from those of its related parties in the future. If any such arrangements were to be terminated or modified in an unfavorable manner, there is no assurance that HBNB, Hotel101 Global and HOA, as applicable, would be able to find replacement liquidity in a timely manner or at all or that it would be able to enter into contracts on as favorable terms as those previously entered into with its related parties, which could materially and adversely affect its business, financial condition and results of operations.

Titles over land owned by the subsidiaries of HBNB, Hotel101 Global and HOA may be contested by third parties.

Hotel101 Global, through its subsidiaries, owns land in Hokkaido Prefecture, Japan, in Madrid, Spain and in California, U.S. in connection with its hospitality projects. Hotel101 Global’s material associate, HOA, also owns land in the Philippines. The title over such land may be contested by third parties.

For example, the Philippines has adopted a system of land registration that issues certificates of title evidencing land ownership that are binding on all persons (including the Philippine Government). Under this system, any transfer or encumbrance of land must be registered in the system in order to bind third persons. Nevertheless, it is not uncommon for third parties to claim ownership of land that has already been registered and over which a title has been issued. There have also been cases where third parties have produced false or forged title certificates over land. HOA may have to defend itself against third parties who claim to be the rightful owners of land that has been either titled in the name of the persons selling the land to HOA or that has already been titled in the name of HOA. HOA generally conducts diligence and assesses risks prior to purchasing land. In the event a greater number of third-party claims are brought against HOA or any such claims involves land that is material to HOA’s projects, HOA’s management may be required to devote significant time and incur significant costs in defending HOA against such claims. In addition, if any such claims are successful, HOA may have to either incur additional costs to settle such third-party claims or surrender title to land that may be material in the context of HOA’s projects.

Further, HOA has projects located on Philippine Government-reclaimed land. Philippine Government-reclaimed land forms part of the land of the public domain and is subject to the following restrictions: (1) reclaimed lands of the public domain cannot be disposed by the state to any private person until such reclaimed lands are (a) reclassified as disposable or alienable, and (b) declared to be no longer needed for public service, by law or presidential proclamation; (2) alienable public lands cannot be disposed of by the state to private persons by sale or lease without public bidding; and (3) alienable lands of the public domain cannot be disposed to private corporations, except by lease, in accordance with the constitutional ban on private corporations acquiring lands of the public domain. Although HBNB believes that the Philippine Government-reclaimed land where certain of HOA’s projects are located was acquired from valid individual title holders, there is no assurance that no third party will contest any of HOA’s titles over the said land, which may require HOA to defend itself and incur additional costs to defend against, settle such claims or surrender all or a portion of its holdings of such land.

While each of HBNB, Hotel101 Global and HOA conducts due diligence on land it intends to acquire, to the extent that it underestimates or fails to identify relevant risks and liabilities, including for example, title or other defects, irregularities or imperfections, non-compliance with applicable laws, regulations, restrictions on use and other similar encumbrances, or any other issues affecting the land, it may need to take remedial and rectification action, be subject to legal claims and disputes, and/or potentially lose its rights to the affected land, any of which could cause significant disruption to its hospitality operations on such land. In addition, the value of any such affected land may also be adversely impacted. Any of the foregoing circumstances could have a material adverse effect on HBNB’s, Hotel101 Global’s and HOA’s respective business, financial condition and results of operations, as well as on its business reputation and the reputation of Hotel101 brand.

Certain of HOA’s projects in the Philippines may be located in areas covered by the Indigenous Peoples’ Rights Act which may adversely affect its rights over such projects.

The islands of Palawan and Boracay in the Philippines have portions of land that have been designated as areas covered by the Indigenous Peoples’ Rights Act (Republic Act No. 8371 or the “IPRA”). HOA’s projects on these islands, Hotel101-Palawan and Jinjiang Inn-Boracay Newcoast, may be located on such designated areas. The IPRA grants rights to indigenous cultural communities and indigenous peoples in the Philippines on such areas. The applicability of IPRA rights on these sites has not been conclusively confirmed with relevant government authority. These rights, if applicable, may limit the ability of HOA to continue to own or operate such projects without consent or compensation to the relevant indigenous communities of that area.

Some of HOA’s operating hotels in the Philippines are located on parcels of land that are leased on a short-term basis, which exposes it to certain risks, such as its ability to obtain favorable lease terms.

Jinjiang Inn-Boracay Station 1 is situated on a parcel of land owned by a third party, Milflores De Boracay Corporation (“Milflores”). The lease agreement between Hotel 101 Management Corporation, a wholly-owned subsidiary of HOA, and Milflores has been generally renewed annually in the past, with the latest extension extending the lease term to September 28, 2025. As per the terms of the agreement, renewal of the lease contract requires mutual agreement in writing between the parties. Additionally, either party may terminate the lease agreement by providing a notice period of at least 90 days prior to the effective date of termination. Upon the cancellation of the lease, the lessee must immediately vacate the leased premises and deliver to the owner full and vacant possession of the same.

Jinjiang Inn-Makati is situated on a parcel of land owned Contemporain Development Corporation (“Contemporain”), an affiliate of HOA. The lease agreement between Hotel 101 Management Corporation and Contemporain has been generally renewed annually in the past, with the latest extension extending the lease term to October 1, 2025. The lease contract may only be renewed upon mutual agreement of the parties in writing. Upon the cancellation of the lease, the lessee must immediately vacate the leased premises and deliver to the owner full and vacant possession of the same.

Since the foregoing projects are located on properties that are typically leased on an annual basis, HOA may be unable to negotiate renewals on favorable terms or at all. For example, lease renewals terms could include possible increases in rent or changes to other lease provisions, potentially increasing operating costs and reducing profitability. If lease renewals are not attainable on terms acceptable to HOA or at all, HOA may be required to relocate its projects, which could disrupt operations and incur significant costs, including construction, downtime, and potential customer loss. The availability of suitable land for projects in desirable locations may also be limited.

HOA’s hospitality projects in the Philippines and HOA’s shares are subject to Philippine foreign ownership limitations.

The Philippine Constitution limits ownership of land in the Philippines to Filipino citizens or to corporations the outstanding capital stock of which is at least 60% owned by Philippine Nationals. While the Philippine Constitution prescribes nationality restrictions on land ownership, there is generally no prohibition against foreigners owning building and other permanent structures. However, with respect to condominium developments, the foreign ownership of units in such developments is limited to 40%. Accordingly, only up to 40% of the condotels in each of HOA’s hospitality projects in the Philippines can be owned by foreign citizens.

In addition, since HOA owns land in the Philippines, its shares are subject to the same foreign ownership limitations and Hotel101 Global, being a foreign corporation, can only own up to 40% of HOA’s equity.

Disruptions in the financial markets could adversely affect HBNB’s, Hotel101 Global’s and HOA’s ability to raise additional financing, including equity financing.

Any disruptions in the global financial markets and resulting liquidity contractions in the global and regional credit markets may make it difficult and costly for companies to raise additional financing, including equity financing. In the event of such conditions, it may be difficult for HBNB, Hotel101 Global and HOA to obtain additional financing on acceptable terms or at all, which may prevent HBNB, Hotel101 Global and HOA, as applicable, from completing its existing projects and future development projects and have an adverse effect on HBNB’s, Hotel101 Global’s and HOA’s respective results of operations and business plans. If, due to general economic conditions, any of HBNB, Hotel101 Global or HOA is unable to obtain sufficient funding to complete its projects in a manner acceptable to HBNB, Hotel101 Global or HOA, as applicable, or if management decides to abandon certain projects, all or a portion of HBNB’s, Hotel101 Global’s and HOA’s respective investments to date on its existing projects could be lost, which could have a material adverse effect on HBNB’s, Hotel101 Global’s and HOA’s respective business, financial condition and results of operations.

All of Hotel101 Global’s projects are under construction or planning and development and a substantial percentage of HOA’s projects are under construction, and each of Hotel101 Global and HOA has relied on cash advances and intercompany loans from DoubleDragon to finance its operations for the past three fiscal years. Any inability of any of HBNB, Hotel101 Global or HOA to procure short-term or long-term financing, whether from related parties or external sources, to fund its operations or the development of its projects, or any delay in its project schedules or any failure of its projects to generate expected cash flows may adversely affect HBNB’s, Hotel101 Global’s and HOA’s respective financial condition and results of operation, including its ability to repay or refinance its existing indebtedness. See “Risks Related to the Business and Operations of HBNB, Hotel101 Global and HOA — Each of HBNB, Hotel101 Global and HOA faces risks relating to project cost and completion, including its ability to generate sufficient cash flow to support its operations. Further, the real estate industry in the Philippines and in other jurisdictions where HBNB and Hotel101 Global have expansion plans or intend to expand into is capital intensive, and HBNB, Hotel101 Global and HOA may be unable to readily raise necessary amounts of funding to acquire new land or complete existing projects.”

The incurrence of additional debt to finance HBNB’s, Hotel101 Global’s and HOA’s planned development projects could also impair HBNB’s, Hotel101 Global’s and HOA’s, as applicable, business, financial condition and results of operations. Each of HBNB, Hotel101 Global and HOA may need to incur additional debt to finance its expansion projects and future development projects. This indebtedness could have important consequences for HBNB, Hotel101 Global and HOA. For example, it could:

•        make it more difficult for HBNB, Hotel101 Global and HOA, as applicable, to satisfy its debt obligations as they become due;

•        increase HBNB’s, Hotel101 Global’s and HOA’s, as applicable, vulnerability to general adverse economic and industry conditions;

•        impair HBNB’s, Hotel101 Global’s and HOA’s, as applicable, ability to obtain additional financing in the future for working capital needs, capital expenditures, development projects, acquisitions or general corporate purposes;

•        require HBNB, Hotel101 Global and HOA, as applicable, to dedicate a significant portion of its cash flow from operations to the payment of principal and interest on its debt, which would reduce the funds available for HBNB’s, Hotel101 Global’s and HOA’s, as applicable, working capital needs, capital expenditures or dividend payments;

•        limit HBNB’s, Hotel101 Global’s and HOA’s, as applicable, flexibility in planning for, or reacting to, changes in the business and the industry in which HBNB, Hotel101 Global and HOA, as applicable, operates;

•        require HBNB, Hotel101 Global and HOA, as applicable, to comply with financial and other covenants that could impose significant restrictions on HBNB’s, Hotel101 Global’s and HOA’s, as applicable, existing and future businesses and operations;

•        place HBNB, Hotel101 Global and HOA, as applicable, at a competitive disadvantage compared to competitors that have less debt; and

•        subject HBNB, Hotel101 Global and HOA, as applicable, to higher interest expense in the event of increases in interest rates.

Any of the above could have a material adverse effect on HBNB’s, Hotel101 Global’s and HOA’s respective business, financial condition and results of operations.

Environmental laws applicable to HBNB’s, Hotel101 Global’s and HOA’s projects and hotels and enforcement by regulators of environmental regulations and policies could have a material adverse effect on their respective business, financial condition and results of operations.

HOA is subject to various environmental laws and regulations relating to the protection of the environment, health and human safety in the Philippines and each of HBNB and Hotel101 Global is subject to various environmental laws and regulations relating to the protection of the environment, health and human safety in jurisdictions globally in which it has hospitality projects under development, such as Japan, Spain and the U.S., as well as the jurisdictions of additional Hotel101 sites. These include laws and regulations governing air emissions, water and wastewater discharges, odor emissions, and the management and disposal of, and exposure to, hazardous materials. For example, generally, developers of real estate projects in the Philippines, such as HOA, are required to submit project descriptions to regional offices of the Philippine Department of Environment and Natural Resources (“DENR”). For environmentally-sensitive projects or in other cases at the discretion of the regional office of the DENR, a detailed environmental impact assessment may be required, and the developer will be required to obtain an Environmental Compliance Certificate (“ECC”) to certify that the project will not have an unacceptable environmental impact. There can be no assurance that current or future environmental laws and regulations applicable to each of HBNB, Hotel101 Global and HOA will not increase the costs of conducting its business above currently projected levels or require future capital expenditures. In addition, if a violation of an ECC occurs in relation to any of HOA’s hotels or projects in the Philippines or if environmental hazards on land where any of HBNB’s, Hotel101 Global’s or HOA’s projects are located cause damage or injury to buyers or any third party, HBNB, Hotel101 Global and HOA, as applicable, may be required to pay a fine, to incur costs in order to cure the violation and/or to compensate its buyers and any affected third parties.

HBNB, Hotel101 Global and HOA cannot predict what environmental legislation or regulations will be amended or enacted in the future, how existing or future laws or regulations will be enforced, administered or interpreted, or the amount of future expenditures that may be required to comply with these environmental laws or regulations or to respond to environmental claims. For example, in February 2018, the DENR ordered the closure of more than 50 establishments in Boracay for alleged continuous violations of environmental laws. Then-President Duterte ordered the closure of Boracay for six months until November 2018 to address the alleged violations. Although Boracay has reopened, there can also be no assurance that there will be no new orders for closures of the island or other tourist destinations in the Philippines, including sites where HOA’s projects are or will be located. Any such closure or rehabilitation will materially and adversely affect HOA’s operations in such locations.

The introduction or inconsistent application of, or changes in, laws and regulations applicable to each of HBNB’s, Hotel101 Global’s and HOA’s business could have a material adverse effect on its business, financial condition and results of operations.

HBNB’s, Hotel101 Global’s and HOA’s reputation and the Hotel101 brand will be adversely affected if projects are not completed on time or if projects or hotels do not meet customers’ requirements and may be adversely affected by other factors over which HBNB, Hotel101 Global and HOA have no control.

If any of HBNB’s, Hotel101 Global’s or HOA’s projects experience construction or infrastructure failures, design flaws, significant project delays, or quality control issues, this could have a negative effect on their respective reputation and the Hotel101 brand and make it more difficult to attract potential purchasers of condotels in their respective hospitality projects and new potential guests to its new and existing projects and hotels. Any of HBNB’s, Hotel101 Global’s or HOA’s projects or hotels may also be subject to random acts of terrorism, violence or other mishaps involving its guests or third parties which may adversely affect their respective reputation and the Hotel101 brand. Any negative effect on HBNB’s, Hotel101 Global’s and HOA’s reputation or the Hotel101 brand could also affect their respective ability to pre-sell condotels in their respective hospitality projects under development or HOA’s ability to retain existing and attract potential guests to its operational hotels. This would impair each of HBNB’s, Hotel101 Global’s and HOA’s ability to reduce its inventory and working capital requirements, which in turn may affect its cash flows and expected profitability, and adversely affect its ability to raise external financing. There can be no assurance that such events will not occur in a manner that would adversely affect HBNB’s, Hotel101 Global’s and HOA’s respective business, financial condition and results of operations.

HBNB, Hotel101 Global and HOA rely on a third-party contractor for Hotel101 Global’s websites and the Hotel101 App.

Hotel101 Global outsources the development, operation, update and maintenance of its websites and the Hotel101 App to a third-party contractor, whose ability to continue to provide services is subject to technical and operational uncertainties that are beyond Hotel101 Global’s control. If Hotel101 Global experiences problems with such third-party contractor, there could be disruption to the operation of Hotel101 Global’s websites and the Hotel101 App, which may affect HBNB’s, Hotel101 Global’s and HOA’s ability to engage with guests and Unit Owners who access the Hotel101 platform via Hotel101 Global’s websites and the Hotel101 App. Upon expiration or termination of Hotel101 Global’s agreement with such third-party contractor, Hotel101 Global may not be able to replace the services and/or technology provided to it in a timely manner or on terms and conditions, including service levels and cost, that are favorable to HBNB, Hotel101 Global and HOA and a transition from one contractor to another contractor may subject HBNB, Hotel101 Global and HOA to operational delays and inefficiencies. HBNB’s, Hotel101 Global’s and HOA’s reliance on such third-party contractor may affect their ability to develop, operate, update and maintain the Hotel101 website and the Hotel101 App, which may adversely impact their competitive position and results of operations.

Independent contractors, partners or other third parties may not always be available, and once hired by HBNB, Hotel101 Global and HOA, as applicable, may not be able to meet HBNB’s, Hotel101 Global’s and HOA’s respective quality standards or to complete projects on time and within budget.

Each of HBNB, Hotel101 Global and HOA relies on independent contractors to provide various services, including land clearing, infrastructure development and various construction projects including building and property fitting-out. There can be no assurance that each of HBNB, Hotel101 Global and HOA will be able to find or engage an independent contractor for any particular project or find a contractor that is willing to undertake a particular project within its budget and schedule (including as a result of a lack of manpower due to a shortage of available and qualified workers), which could result in cost increases or project delays.

Furthermore, there can be no assurance that the services rendered by any of HBNB’s, Hotel101 Global’s or HOA’s independent contractors will always be satisfactory or match their respective requirements for quality and timing. Each of HBNB’s, Hotel101 Global’s and HOA’s business may be adversely affected if any of its independent contractors or partners (i) terminates or suspends its agreement or arrangement with HBNB, Hotel101 Global or HOA, as applicable; (ii) causes delays; (iii) fails to meet its contractual obligations; (iv) fails to maintain adequate control over outsourced services or delegates services to unauthorized third parties; (v) exposes HBNB, Hotel101 Global or HOA, as applicable, to potential shareholder liability through corporate veil piercing due to third-party actions; or (vi) compromises HBNB’s, Hotel101 Global’s or HOA’s, as applicable, data security or confidential information due to inadequate cybersecurity measures. Contractors may also experience financial or other difficulties or insolvency, and shortages or increases in the price of construction materials or labor may occur, any of which could delay the completion or increase the cost of certain development projects, and HBNB, Hotel101 Global and HOA, as applicable, may incur additional costs as a result thereof. Any of these factors could have a material adverse effect on HBNB’s, Hotel101 Global’s and HOA’s respective business, financial condition and results of operations.

Construction defects and other building-related claims may be asserted against HBNB, Hotel101 Global and HOA, and HBNB, Hotel101 Global and HOA, as applicable, may be subject to liability for such claims.

As a hotel developer and operator, each of HBNB, Hotel101 Global and HOA is exposed to the risk of litigation or claims by purchasers of condotels in its hospitality projects, visitors, contractors and workers of its projects, and hotel customers. HBNB, Hotel101 Global and HOA may be held responsible for hidden (i.e., latent or non-observable) defects in their respective projects. Claims against any of HBNB, Hotel101 Global or HOA may arise for a variety of other reasons, including by purchasers for breaches of warranties under their sales agreements, by visitors for accidents or injuries that they may suffer while on the respective premises of HBNB, Hotel101 Global or HOA, by contractors or workers for accidents or injuries which may result in the course of conducting routine cleaning and other services or renovation works at the respective premises of HBNB, Hotel101 Global or HOA, or by HBNB’s, Hotel101 Global’s or HOA’s hotel customers for the failure of HBNB, Hotel101 Global or HOA, as applicable, to perform any of their respective obligations. Disputes may also arise in connection with construction or other contracts or agreements entered into with contractors, purchasers of condotels in HBNB’s, Hotel101 Global’s and HOA’s respective hospitality projects, hotel customers or other third parties.

For example, Philippine law provides that property developers warrant the structural integrity of houses or units that were designed or built by them for a period of 15 years from the date of completion of the house or unit. HOA may also be held responsible for hidden (i.e., latent or non-observable) defects in a house or unit sold by it when such hidden defects render the house or unit unfit for the use for which it was intended or when its fitness for such use is diminished to the extent that the buyer would not have acquired it or would have paid a lower price had the buyer been aware of the hidden defect. This warranty may be enforced within six months from the delivery of the house to the buyer. In addition, Republic Act No. 6541, as amended, otherwise known as the National Building Code of the Philippines (the “Building Code”), governs, among others, the design and construction of buildings and sets certain requirements and standards that must be complied with by HOA. HOA or its officials may be held liable for administrative fines or criminal penalties in case of any violation of the Building Code. In Spain, Hotel101 Global is required to obtain “Seguro Decenal,” a mandatory 10-year structural warranty insurance policy that is designed to protect buyers of Hotel101 Global’s hotel units against construction defects. The insurance policy covers issues with the building’s foundations, structures, and other core elements that affect the property’s stability and habitability.

There can be no assurance that HBNB, Hotel101 Global and HOA will not be held liable for damages, the cost of repairs, and/or the expense of litigation surrounding possible claims or that claims will not arise out of uninsurable events, such as landslides or earthquakes, or circumstances not covered by their respective insurance and not subject to effective indemnification agreements with their respective contractors. Neither can there be any assurance that the contractors hired by HBNB, Hotel101 Global and HOA, as applicable, will be able to either correct any such defects or indemnify HBNB, Hotel101 Global and HOA, as applicable, for costs incurred by HBNB, Hotel101 Global and HOA, as applicable, to correct such defects. In the event a substantial number of claims arising from structural or construction defects arise, this could have a material adverse effect on HBNB’s, Hotel101 Global’s and HOA’s respective reputation and the Hotel101 brand and on HBNB’s, Hotel101 Global’s and HOA’s respective business, financial condition and results of operations.

Damage to, or other potential losses involving, HBNB’s, Hotel101 Global’s and HOA’s respective assets may not be covered by insurance.

While each of HBNB, Hotel101 Global and HOA requires its construction contractors to have appropriate construction insurance and obtains property insurance upon completion, design, construction or other latent property or equipment defects or deficiencies in its properties may require additional capital expenditure, special repair or maintenance expenses or the payment of damages or other obligations to third parties that may not be covered by insurance. In addition, certain types of losses, such as terrorist acts, the outbreak of infectious disease or any resulting losses, may be uninsurable or the required insurance premiums may be too expensive to justify obtaining insurance. In addition, in the event of a substantial loss, the insurance coverage HBNB, Hotel101 Global and HOA respectively carries may not be sufficient to pay the full market value or replacement cost of their respective lost investment or in some cases could result in certain losses being uninsured. Accordingly, HBNB, Hotel101 Global and HOA could lose some or all of the capital they have respectively invested in a property, as well as the anticipated future revenue from that property, and HBNB, Hotel101 Global and HOA, as applicable, could remain obligated for guarantees, debt, or other financial obligations related to such property.

Moreover, the scope of insurance coverage that each of HBNB, Hotel101 Global and HOA can obtain or its ability to obtain such coverage at reasonable rates may be limited and its insurance policies and terms of coverage will be subject to renewals and negotiations on a periodic basis. There is no assurance that adequate insurance coverage will be available on commercially reasonable terms in the future. Any material increase in insurance rates, decrease in available coverage or any failure to maintain adequate insurance in the future could adversely affect HBNB’s, Hotel101 Global’s and HOA’s respective business, financial condition and results of operations.

If any of HBNB, Hotel101 Global or HOA is not successful in protecting the Hotel101 brand image, its intellectual property or data, HBNB’s, Hotel101 Global’s and HOA’s respective business, results of operations, and financial condition could be materially adversely affected.

Each of HBNB’s, Hotel101 Global’s and HOA’s intellectual property assets and rights are essential to its business and maintaining the reputation of its brand names, including the Hotel101 brand, and trademarks is critical to its success. Each of HBNB, Hotel101 Global and HOA relies on the strength of these brand names and trademarks to, among other things, attract purchasers and hotel customers to its projects and hotels, attract third parties to partner with, and maintain and improve its standing in the communities in which it has operations or intends to expand into. Substantial erosion in the value of these brand names and trademarks due to construction delays or defects, customer complaints, adverse publicity, legal action or other factors may have an adverse effect on HBNB’s, Hotel101 Global’s and HOA’s business, financial condition and results of operations. HOA’s trademarks have been registered in the Philippines and certain of HOA’s trademarks have also been subsequently registered as an international trademark, however, there can be no assurance that any steps that have been taken to secure these trademarks or other intellectual property will be sufficient or that third parties will not infringe or challenge such rights. If HBNB’s, Hotel101 Global’s and HOA’s protection of their respective intellectual property rights and data is inadequate to prevent unauthorized use or misappropriation by third parties, the value of HBNB’s, Hotel101 Global’s and HOA’s brands, including the Hotel101 brand, and other intangible assets may be diminished. Even if any of HBNB, Hotel101 Global or HOA does detect violations, misappropriations or infringements and decides to enforce its rights, enforcement litigation may be necessary, and any enforcement efforts it undertakes could be time-consuming and expensive, could divert its management’s attention, and may result in a court determining that certain of its intellectual property rights are unenforceable. If any of HBNB, Hotel101 Global or HOA fails to protect their respective intellectual property and data in a cost-effective and meaningful manner, their respective competitive standing could be adversely impacted; their respective Unit Owners, guests, other consumers, and corporate and community partners could devalue the content of the Hotel101 platform; and their respective brand image, including the Hotel101 brand, and their respective reputation, business, financial conditions and result of operations may be adversely affected.

In addition, HOA relies on, and HBNB and Hotel101 Global expect to rely on, its hotel guests to provide trustworthy reviews and ratings that potential guests may rely upon to help decide whether to book a particular listing and that HOA, Hotel101 Global and/or HBNB may use to enforce quality standards. Potential guests may be less likely to rely on reviews and ratings if they believe that HOA’s, Hotel101 Global’s or HBNB’s review system does not generate trustworthy reviews and ratings. In addition, if HOA’s, Hotel101 Global’s or HBNB’s guests do not leave reliable reviews and ratings, potential guests may disregard those reviews and ratings, which could damage HBNB’s, Hotel101 Global’s and HOA’s brands, including the Hotel101 brand, and reputation, and could materially adversely affect each of HBNB’s, Hotel101 Global’s and HOA’s business, results of operations, and financial condition.

HBNB’s and Hotel101 Global’s business and operations are dependent upon key executives.

Each of HBNB’s and Hotel101 Global’s key executives and members of management have greatly contributed to its success with their experience, knowledge, business relationships and expertise, although it believes its success is driven by its entire work force as a whole. Further, each of HBNB’s and Hotel101 Global’s senior management team has a proven track record in developing, investing in, managing, and enhancing commercial real estate, possessing, in the aggregate, decades of experience in the Philippine real estate and commercial sectors. The team covers the entire value chain of the business, including asset development and enhancement, asset management, and commercial operations. If any of HBNB or Hotel101 Global is unable to fill any vacant key executive or management positions with qualified candidates, HBNB’s and Hotel101 Global’s business, operating efficiency and financial performance may be adversely affected.

Any deterioration in HBNB’s, Hotel101 Global’s and HOA’s relations with employees, contractors and other third-party agents and business partners could materially and adversely affect HBNB’s, Hotel101 Global’s and HOA’s respective operations.

Each of HBNB’s, Hotel101 Global’s and HOA’s success depends partially on its ability, its contractors, its third-party agents, including sales, marketing and brokerage agents, and its business partners to maintain productive workforces. Any strikes, work stoppages, work slowdowns, grievances, complaints or claims of unfair practices or other deterioration in any of HBNB’s, Hotel101 Global’s or HOA’s or their respective contractors’, agents’ or business partners’ employee relations, which is beyond their respective control, could have a material and adverse effect on their respective financial condition and results of operations. While neither Hotel101 Global nor HOA has experienced any disruptive labor disputes, strikes or threats of strikes, and HBNB’s and Hotel101 Global’s management believes that each of HBNB’s, Hotel101 Global’s and HOA’s relationship with their respective employees in general is satisfactory, there can be no assurance that such disruptions may not occur in the future. Further, in addition to complying with the minimum compensation standards mandated by law, each of Hotel101 Global and HOA has historically made available to qualified personnel supplemental benefits such as health insurance, car plans and bonuses.

In addition, each of HBNB, Hotel101 Global and HOA is subject to a variety of national and local laws and regulations, including those relating to labor. Any actions that may be taken by labor unions or federations having any of HBNB’s, Hotel101 Global’s or HOA’s employees as members could adversely affect their respective operations and/or costs. Any changes in labor laws and regulations could result in any of HBNB, Hotel101 Global or HOA having to incur substantial additional costs to comply with increased minimum wage and other labor laws. The occurrence of any of these events could be disruptive to HBNB’s, Hotel101 Global’s and/or HOA’s operations and materially and adversely affect their respective business, financial condition and results of operations.

There can be no assurance that HBNB, Hotel101 Global or HOA will not suffer from substantial sales cancellations.

HBNB, Hotel101 Global and HOA sell individual condotel units in their respective hospitality projects prior to construction completion and opening of the relevant hospitality project.

In the Philippines, HOA is subject to Republic Act No. 6552 (the “Maceda Law”), which applies to all transactions or contracts involving the sale or financing of real estate through instalment payments, including residential condominium units and horizontal residential units. Under the Maceda Law, buyers who have paid at least two years of instalments are granted a grace period of one month for every year of paid instalments to cure any payment default. If the contract is cancelled by HOA, the buyer is entitled to receive a refund of at least 50% of the total payments made by the buyer, with an additional 5% per annum in cases where at least five years of instalments have been paid (but with the total not to exceed 90% of the total payments). Buyers who have paid less than two years of instalments and who default on instalment payments are given a 60-day grace period to pay all unpaid instalments before the sale can be cancelled, but without right of refund.

While HOA has not experienced a material number of cancellations to which the Maceda Law has applied, there can be no assurance that HBNB, Hotel101 Global and HOA will not experience a material number of cancellations in the future, particularly during slowdowns or downturns in the Philippine economy. In the event any of HBNB, Hotel101 Global or HOA does experience a material number of cancellations, HBNB, Hotel101 Global or HOA, as applicable, may not have enough funds on hand to pay the necessary cash refunds to buyers or may have to incur indebtedness in order to pay such cash refunds. HBNB, Hotel101 Global and HOA, as applicable, may also experience losses relating to such cancellations. In addition, particularly during an economic slowdown or downturn, there can be no assurance that HBNB, Hotel101 Global or HOA, as applicable, would be able to re-sell the same property or re-sell it at an acceptable price. Any of the foregoing events would have a material adverse effect on HBNB’s, Hotel101 Global’s and HOA’s respective business, financial condition and results of operations.

While Hotel101 Global is not aware of any other laws that have a similar effect to the Maceda Law in respect of its hotel projects under development as of the date of this proxy statement/prospectus, there can be no assurance that the jurisdictions in which HBNB and Hotel101 Global have operations or intend to have operations do not have or will not introduce similar laws, rules, regulations and/or policies. If the jurisdictions in which HBNB and Hotel101 Global have operations or intend to have operations has or introduces laws, rules, regulations and/or policies that have a similar effect to the Maceda Law in respect of their hotel projects, HBNB’s and Hotel101 Global’s business, results of operations, and financial condition could be materially and adversely affected. In addition, general consumer protection laws are applicable to HBNB’s, Hotel101 Global’s and HOA’s operations, which may also materially and adversely affect their respective business, results of operations, and financial condition.

Furthermore, in the event any of HBNB, Hotel101 Global or HOA experiences a material number of sales cancellations, their respective historical revenues would have been overstated because such historical revenue would not have accurately reflected subsequent customer defaults or sales cancellations. There is no assurance that HBNB, Hotel101 Global and/or HOA will not incur losses and there is no assurance that HBNB’s, Hotel101 Global’s and HOA’s historical income statements will be accurate indicators of their respective future revenue or profits.

Because revenue is recognized upon check-in and not at booking, upticks or downturns in bookings are not immediately reflected in HOA’s results of operations and will not be immediately reflected in HBNB’s and Hotel101 Global’s results of operations.

HOA experiences, and HBNB and Hotel101 Global expect to experience, a difference in timing between when a booking is made and when revenue is recognized, which occurs upon check-in. The effect of significant downturns in bookings in a particular period may not be fully reflected in HBNB’s, Hotel101 Global’s and HOA’s results of operations until future periods because of this timing in revenue recognition.

If HBNB, Hotel101 Global or HOA fails to provide high-quality stays, HBNB’s, Hotel101 Global’s and HOA’s business, results of operations, and financial condition would be materially adversely affected.

Each of HBNB’s, Hotel101 Global’s and HOA’s business depends on engaging in practices that encourage guests to book listings on the Hotel101 platform, including increasing the number of nights that are available to book, providing timely responses to inquiries from guests, offering a variety of desirable and differentiated listings at competitive prices that meet the expectations of guests, and offering exceptional hospitality, services, and experiences to guests. If HBNB, Hotel101 Global and HOA do not establish or maintain a sufficient number of listings and availability for listings on the Hotel101 platform, the occupancy rate declines for a particular period, or the room rate charged by HBNB, Hotel101 Global or HOA, as applicable, declines, their respective revenue would decline and their respective business, results of operations, and financial condition would be materially adversely affected.

If any of HBNB, Hotel101 Global or HOA is not able to effectively deploy professional tools, application programming interfaces, and payment processes, work with third-party channel managers, and develop effective sales and account management teams to attract prospective guests to the Hotel101 platform and generate bookings from a large number of guests, their respective business, results of operations, and financial condition would be materially adversely affected.

If HOA fails to retain existing guests or attract new guests or, once its hotels are operational, if HBNB and Hotel101 Global fail to attract guests to their hotels, HBNB’s, Hotel101 Global’s and HOA’s respective business, results of operations, and financial condition would be materially adversely affected.

HOA’s success depends significantly on existing guests continuing to book and attracting new guests to book its available rooms. Once their hotels are operational, HBNB’s and Hotel101 Global’s success will also depend significantly on attracting new guests to book their available rooms and retaining such guests. HOA’s, Hotel101 Global’s or HBNB’s ability to attract and retain guests could be materially adversely affected by a number of factors discussed elsewhere in these “Risk Factors,” including:

•        events beyond HBNB’s, Hotel101 Global’s or HOA’s control, such as the COVID-19 pandemic, other pandemics and health concerns, increased or continuing restrictions on travel, immigration, trade disputes, economic downturns, and the impact of climate change on travel, including fires, floods, severe weather and other natural disasters, and the impact of climate change on seasonal destinations;

•        increased competition and use of HBNB’s, Hotel101 Global’s or HOA’s competitors’ platforms and services;

•        HBNB, Hotel101 Global or HOA, as applicable, failing to provide an adequate supply of stays at competitive prices;

•        guests not receiving timely and adequate community support from HBNB, Hotel101 Global or HOA, as applicable;

•        HBNB’s, Hotel101 Global’s or HOA’s, as applicable, failure to provide offerings or features that guests value;

•        declines or inefficiencies in HBNB’s, Hotel101 Global’s or HOA’s, as applicable, marketing efforts;

•        negative associations with, or reduced awareness of, the Hotel101 brand; and

•        macroeconomic and other conditions outside of HBNB’s, Hotel101 Global’s and HOA’s control affecting travel and hospitality industries generally.

In addition, if the Hotel101 platform is not easy to navigate, guests have an unsatisfactory sign-up, search, booking, or payment experience on the Hotel101 platform, the listings and other content provided on the Hotel101 platform is not displayed effectively to guests, HBNB, Hotel101 Global or HOA, as applicable, is not effective in engaging guests, or HBNB, Hotel101 Global or HOA, as applicable, fails to provide an experience in a manner that meets rapidly changing demand, HBNB, Hotel101 Global or HOA, as applicable, could fail to convert first-time guests and fail to engage with existing guests, which would materially adversely affect HBNB’s, Hotel101 Global’s or HOA’s, as applicable, business, results of operations, and financial condition.

HBNB’s, Hotel101 Global’s and HOA’s real estate development and marketing activities are subject to a wide variety of laws and regulations.

HOA has operational hospitality projects and hospitality projects under development in the Philippines, and HBNB and Hotel101 Global have hospitality projects under development in Japan, Spain and the U.S. and aim to establish a global footprint in 100 countries over the long term, with an initial 25 identified priority countries for the medium term. There are laws and regulations in each of these jurisdictions at the national and local level that relate to or affect HBNB’s, Hotel101 Global’s and HOA’s respective business, including many that are typically applicable to real estate development activities, such as laws relating to zoning, entitlement, permitting, land use restrictions, environmental regulation, title transfers, title insurance, taxation and eminent domain. Failure to comply with the laws could result in legal liability or result in substantial costs related to environmental or other remediation.

Furthermore, each of HBNB’s, Hotel101 Global’s and HOA’s marketing and sale of Hotel101 units is subject to regulation in most of the jurisdictions where it conducts marketing activities, including under anti-fraud laws, telemarketing laws, securities laws, consumer privacy laws, consumer protection laws and consumer credit laws. Many jurisdictions where HBNB, Hotel101 Global or HOA, as applicable, conducts business have generally enacted extensive regulations relating to direct marketing and telemarketing. While each of HBNB, Hotel101 Global and HOA has taken steps designed to achieve compliance with applicable regulations, these steps are expected to continue to increase their respective marketing costs and may not prevent failures in compliance. Additionally, adoption of new laws regulating marketing and solicitation, and changes to existing laws, could adversely affect current or planned marketing activities and cause HBNB, Hotel101 Global or HOA, as applicable, to change its marketing strategy. If this occurs, HBNB, Hotel101 Global or HOA, as applicable, may not be able to develop adequate alternative marketing strategies, which could affect the amount and timing of its unit sales. HBNB, Hotel101 Global and HOA cannot predict the impact that these legislative initiatives or any other legislative measures that may be proposed or enacted in the future may have on their respective marketing strategies and results.

In addition, HBNB, Hotel101 Global or HOA, as applicable, may be required to incur significant costs to resolve complaints against it by consumers or enter into consents with regulators regarding its activities, including requiring the refund of all or a portion of the purchase price paid by customers for their Hotel101 units. If HBNB, Hotel101 Global or HOA, as applicable, is found to have not complied with applicable laws and regulations, such violations may have adverse implications on HBNB, Hotel101 Global or HOA, as applicable, including rendering its Hotel101 unit sales contracts void or voidable, negative publicity, negatively affect its business reputation and the reputation of Hotel101 brand, potential litigation and regulatory fines or other sanctions. The expense, negative publicity and potential sanctions associated with any failure to comply with applicable laws or regulations could have a material adverse effect on HBNB’s, Hotel101 Global’s or HOA’s, as applicable, business, results of operations or financial position.

HOA’s hotel operation and management activities are and, once its hotels are operational, HBNB’s and Hotel101 Global’s hotel operation and management activities will be, subject to a wide variety of laws and regulations.

HBNB and Hotel101 Global aim to establish a global footprint in 100 countries over the long term, with an initial 25 identified priority countries for the medium term, and to increase its rooms under management to become one of the top hotel brands globally in the long term. HOA has operational hospitality projects and hospitality projects under development in the Philippines and Hotel101 Global has hospitality projects under development in Japan, Spain and the U.S. The laws and regulations of each jurisdiction in which each of HBNB, Hotel101 Global and HOA operates or intends to establish operations in or expand into are distinct and may result in inconsistent or ambiguous interpretations among local, regional, or national laws or regulations applicable to its business. Compliance with laws and regulations of different jurisdictions imposing varying standards and requirements is burdensome, imposes added cost and increases potential liability to HBNB’s, Hotel101 Global’s and HOA’s business, and may make it difficult to realize business efficiencies and economies of scale. For example, each of HBNB, Hotel101 Global and HOA is required to comply with requirements of jurisdictions and cities that have disparate requirements around tax collection, tax reporting, urban planning-related restrictions on use and purpose of hotel units in its hospitality projects, and other regulations, each of which would require it to dedicate significant resources to meet these legal requirements and for it to fulfill any obligations it may have. The requirement to comply with the large number of disparate requirements can lead to compliance gaps if HBNB’s, Hotel101 Global’s and HOA’s respective internal resources cannot keep up with the pace of regulatory change and new requirements imposed on their respective platforms, or if their respective platforms do not work as intended or has errors or bugs.

It may be difficult or impossible for each of HBNB, Hotel101 Global and HOA to investigate or evaluate laws or regulations in all cities, countries, and regions in which it may establish hospitality operations. The application of existing laws and regulations to each of HBNB’s, Hotel101 Global’s and HOA’s business and platform are subject to change, as governments or government agencies seek to apply legacy systems of laws or adopt new laws to new online business models in the travel and accommodations industries, including HBNB’s, Hotel101 Global’s and HOA’s. Uncertain and unclear application of such laws and regulations to HBNB’s, Hotel101 Global’s and HOA’s respective platforms could reduce supply and demand for Hotel101 hotel units and their respective platforms and services, increase the costs of compliance with such laws and regulations, and increase the threat of litigation or enforcement actions related to their respective platforms, all of which would materially adversely affect their respective business, results of operations, and financial condition.

There are laws that apply to HBNB, Hotel101 Global and HOA, and there are laws that apply to the Unit Owners and/or hotel guests. While each of HBNB, Hotel101 Global and HOA require Unit Owners and guests to comply with their own independent legal obligations under the sales and purchase agreement, hotel management agreements, management by-laws and similar agreements entered into or consented to, as the case may be, and HBNB’s, Hotel101 Global’s and HOA’s, as applicable, terms of service, respectively, each of HBNB, Hotel101 Global and HOA has limited means of enforcing or ensuring the compliance of Unit Owners and guests with all applicable legal requirements. Governments may try to hold HBNB, Hotel101 Global and HOA responsible for laws that apply to Unit Owners and/or hotel guests. Whether applicable to HBNB, Hotel101 Global, HOA, Unit Owners, and/or hotel guests, the related consequences arising out of such laws and regulations, including penalties for violations of and costs to maintain compliance with such laws and regulations, may have a material adverse effect on the Hotel101 brand and HBNB’s, Hotel101 Global’s and HOA’s, as applicable, reputation, business, results of operations, and financial condition.

In addition to the aforementioned laws and regulations, each of HBNB, Hotel101 Global and HOA is subject to laws and regulations governing their respective business practices, the Internet, e-commerce, and electronic devices, including those relating to taxation, privacy, data protection, pricing, content, advertising, discrimination, consumer protection, protection of minors, copyright, distribution, messaging, mobile communications, electronic device certification, electronic waste, electronic contracts, communications, Internet access, competition, and unfair commercial practices. Each of HBNB, Hotel101 Global and HOA is also subject to laws and regulations governing the provision of online payment services, the design and operation of its platform, and the operations, characteristics, and quality of its platform and services.

Each of HBNB, Hotel101 Global and HOA is also subject to laws regulating employment, employee working conditions, including wage and hour laws, employment dispute and employee bargaining processes, collective and representative actions, and other employment compliance requirements.

There is increased governmental interest in regulating technology companies in areas including privacy, tax, data localization and data access, algorithm-based discrimination, and competition. In addition, climate change and greater emphasis on sustainability could lead to regulatory efforts to address the carbon impact of housing and travel. As a result, governments may enact new laws and regulations and/or view matters or interpret laws and regulations differently than they have in the past, and in a manner that could materially adversely affect HBNB’s, Hotel101 Global’s and HOA’s, as applicable, business, results of operations, and financial condition.

Any new or existing laws and regulations applicable to existing or future business areas, including amendments to or repeal of existing laws and regulations, or new interpretations, applications, or enforcement of existing laws and regulations, could expose any of HBNB, Hotel101 Global or HOA to substantial liability, including significant expenses necessary to comply with such laws and regulations, and materially adversely impact bookings on their respective platforms, thereby materially adversely affecting their respective business, results of operations, and financial condition.

HBNB, Hotel101 Global and HOA may be subject to regulatory inquiries, investigations, litigation, and other disputes, which could materially adversely affect its business, results of operations and financial condition.

Each of HBNB, Hotel101 Global or HOA may, from time to time, be involved in various legal and regulatory claims, litigation or pre-litigation disputes, investigations and proceedings arising in the normal course of business, including with various parties involved in the construction and operation of its properties, including contractual disputes with agents, contractors, suppliers, construction workers or property damage or personal liability claims. Regardless of the outcome, these disputes may lead to legal or other proceedings and may result in substantial costs, delays in HBNB’s, Hotel101 Global’s and HOA’s, as applicable, development schedule, and the diversion of resources and management’s attention. Each of HBNB, Hotel101 Global or HOA may also have disagreements with regulatory bodies in the course of its operations, which may subject it to administrative proceedings and unfavorable decisions that result in penalties or delay the development of its projects. For example, Hotel101 Global has obtained authorization from the State Aviation Safety Agency regarding aeronautical easements for the expansions and the operations near the Adolfo Suárez Madrid-Barajas Airport. Such authorization is subject to strict compliance with operational conditions and reporting requirements. Any failure to comply with these conditions could result in immediate revocation of our authorization and trigger liability under Spain’s Air Safety Law (Law 21/2003), potentially subjecting Hotel101 Global to disciplinary proceedings and penalties. Additionally, such authorization will automatically become void if construction work does not commence within five years of receipt of the authorization. In addition, certain jurisdictions may view HBNB’s, Hotel101 Global’s and HOA’s business model and their respective arrangement with Unit Owners as collective investment schemes, resulting in HBNB, Hotel101 Global or HOA, as applicable, dedicating additional resources to comply with relevant laws and regulations, including addressing regulatory inquiries. In such cases, HBNB’s, Hotel101 Global’s or HOA’s, as applicable, business, financial condition and results of operations could be materially and adversely affected. The number and significance of these claims, disputes, investigations and proceedings may increase as each of HBNB, Hotel101 Global and HOA grows larger, the number of bookings on their respective platforms increases, brand awareness increases, and the scope and complexity of their respective business expands.

In addition, in the ordinary course of business, disputes may arise if any of HBNB, Hotel101 Global or HOA is alleged to have infringed third parties’ intellectual property or in which any of HBNB, Hotel101 Global or HOA agrees to provide indemnification to third parties with respect to certain matters, or where any of HBNB, Hotel101 Global or HOA makes other contractual commitments to third parties. Each of HBNB and Hotel101 Global also has indemnification agreements with certain of its directors, executive officers, and certain other employees that require HBNB and Hotel101 Global, respectively, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. HBNB, Hotel101 Global or HOA, as applicable, may be subject to litigation stemming from the aforementioned obligations.

Adverse results in any regulatory inquiry, litigation, legal proceedings, or claims may include awards of potentially significant monetary damages, including statutory damages for certain causes of action in certain jurisdictions, penalties, fines, injunctive relief, royalty or licensing agreements, or orders preventing HBNB, Hotel101 Global or HOA, as applicable, from offering certain services. Moreover, many regulatory inquiries, litigation, legal proceedings, or claims are resolved by settlements that can include both monetary and nonmonetary components. Adverse results or settlements may result in changes in HBNB’s, Hotel101 Global’s or HOA’s, as applicable, business practices in significant ways, increased operating and compliance costs, and a loss of revenue. In addition, any litigation or pre-litigation claims against HBNB, Hotel101 Global or HOA, as applicable, whether or not meritorious, are time consuming, require substantial expense, and result in the diversion of significant operational resources. Each of HBNB, Hotel101 Global and HOA uses various software platforms that in some instances have limited functionality which may impede their respective ability to fully retrieve records in the context of a governmental inquiry or litigation. In addition, HBNB’s, Hotel101 Global’s or HOA’s, as applicable, insurance may not cover all potential claims to which it is exposed and may not be adequate to indemnify HBNB, Hotel101 Global or HOA, as applicable, for all liability that may be imposed. As each of HBNB, Hotel101 Global and HOA continues to grow, regulatory inquiries, litigation, legal proceedings, and other claims may consume significant company resources and adverse results in future matters could materially adversely affect their respective business, results of operations and financial condition.

If HBNB or Hotel101 Global is unable to manage the risks presented by the Hotel101 business model globally, HBNB’s and Hotel101 Global’s business, results of operations, and financial condition would be materially adversely affected.

HBNB and Hotel101 Global aim to establish a global footprint in 100 countries over the long term, with an initial 25 identified priority countries for the medium term, and to increase Hotel101 rooms under management to become one of the top hotel brands globally in the long term. As of the date of this proxy statement/prospectus, HOA has operational hotels and hospitality projects under development in the Philippines and Hotel101 Global has several hospitality projects under development globally. HBNB and Hotel101 Global expect to continue to make investments to expand their global operations. Managing a global organization is difficult, time consuming, and expensive, and requires significant management attention and careful prioritization, and any global expansion efforts that HBNB and Hotel101 Global may undertake may not be successful. In addition, conducting global operations subjects HBNB and Hotel101 Global to risks, which include:

•        operational and compliance challenges caused by distance, language, and cultural differences;

•        the cost and resources required to localize HBNB’s and Hotel101 Global’s platform and services, which often requires the translation of HBNB’s and Hotel101 Global’s platform into foreign languages and adaptation for local practices and regulatory requirements;

•        unexpected, more restrictive, differing, and conflicting laws and regulations, including those laws governing tourism, taxes, licensing, payments processing, messaging, marketing activities, registration and/or verification of guests, ownership of intellectual property, content, data collection and privacy, security, data localization, data transfer and government access to personal information, and other activities important to HBNB’s and Hotel101 Global’s business;

•        uncertainties regarding the interpretation of national and local laws and regulations, uncertainty in the enforceability of legal rights, and uneven application of laws and regulations to businesses;

•        competition with companies that understand local markets better than HBNB and Hotel101 Global do, or that have a local presence and pre-existing relationships with potential guests in those markets;

•        uncertain resolutions of litigation or regulatory inquiries;

•        variations in payment forms for Unit Owners and guests, increased operational complexity around payments, and inability to offer local payment forms like cash or country specific digital forms of payment;

•        lack of familiarity and the burden of complying with a wide variety of laws, legal standards, and regulatory requirements, which are complex, sometimes inconsistent, and subject to unexpected changes;

•        potentially adverse tax consequences, including resulting from the complexities of foreign corporate income tax systems, value added tax (“VAT”) regimes, tax withholding rules, hotel taxes, and other indirect taxes, tax collection or remittance obligations, and restrictions on the repatriation of earnings;

•        difficulties in managing and staffing international operations, including due to differences in legal, regulatory, and collective bargaining processes;

•        fluctuations in currency exchange rates;

•        regulations governing the control of local currencies and impacting the ability to collect and remit funds to Unit Owners in those currencies;

•        oversight by foreign government agencies whose approach to privacy or human rights may be inconsistent with that taken in other countries;

•        increased financial accounting and reporting burdens, and complexities and difficulties in implementing and maintaining adequate internal controls in an international operating environment;

•        political, social, and economic instability abroad, terrorist attacks, and security concerns in general;

•        operating in countries that are more prone to crime or have lower safety standards;

•        operating in countries that have higher risk of corruption; and

•        reduced or varied protection for HBNB’s and Hotel101 Global’s intellectual property rights in some countries.

Increased operating expenses, decreased revenue, negative publicity, negative reaction from any of HBNB’s, Hotel101 Global’s or HOA’s guests and other stakeholders, or other adverse impacts from any of the above factors or other risks related to HBNB’s and Hotel101 Global’s global operations could materially adversely affect its brand, reputation, business, results of operations, and financial condition.

If HBNB, Hotel101 Global or HOA fails to comply with applicable laws relating to privacy and data protection, HBNB, Hotel101 Global or HOA, as applicable, may face potentially significant liability, negative publicity, and increased regulation, which could materially adversely affect their respective business, results of operations, and financial condition.

Privacy and data protection laws, rules, and regulations are complex, and their interpretation is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Compliance with such laws may require changes to HBNB’s, Hotel101 Global’s or HOA’s, as applicable, data collection, use, transfer, disclosure, other processing, and certain other related business practices and may thereby increase compliance costs or have other material adverse effects on their respective business. As part of purchaser and guest registration and business processes, each of HBNB, Hotel101 Global and HOA collects and uses personal data, such as names, dates of birth, email addresses, phone numbers, and identity verification information (for example, government issued identification or passport), as well as credit card or other financial information that purchasers and guests provide to it. The laws of many states and countries require businesses that maintain such personal data to implement reasonable measures to keep such information secure and otherwise restrict the ways in which such information can be collected and used.

HBNB is incorporated under the laws of the Cayman Islands and certain subsidiaries of HBNB are incorporated in Singapore and the British Virgin Islands. In addition, Hotel101 Global has hospitality projects under development in Japan, Spain and the U.S. and marketing offices in Singapore, Spain, Japan and Hong Kong. Accordingly, HBNB and its subsidiaries, including Hotel101 Global, is or will be subject to the applicable privacy and data protection laws, rules and regulations of such jurisdictions, including Cayman Islands Data Protection Act (as revised), Act on the Protection of Personal Information (Act No. 57 of 2003) of Japan, the EU General Data Protection Regulation (“GDPR”), Organic Law 3/2018, of 5 December, on the Protection of Personal Data and the Guarantee of Digital Rights of Spain, Virgin Islands Data Protection Act, 2019 of the British Virgin Islands, Personal Data Protection Act 2012 of Singapore, Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of Hong Kong), and United States federal law, such as the Gramm-Leach-Bliley Act of 1999 (“GLBA”) and its implementing regulations, and state level data privacy laws and regulations, such as the California Consumer Privacy Act (“CCPA”). In addition, Hotel101 Global’s material associate, HOA, is incorporated under the laws of the Philippines and has two operational hotels and several hospitality projects under development in the Philippines. Accordingly, HOA is subject to the applicable privacy and data protection laws, rules and regulations of the Philippines, including Republic Act No. 10173, or the Data Privacy Act of 2012 of the Philippines.

Such privacy and data protection laws, rules and regulations have resulted and will continue to result in significantly greater compliance burdens and costs for companies to which such laws apply. For example, the GDPR regulates collection, control, processing, sharing, disclosure, and other use of data that can directly or indirectly identify a living individual (i.e., personal data), and imposes stringent data protection requirements with significant penalties, and the risk of civil litigation, for noncompliance.

Failure to comply with the GDPR may result in substantial fines and may also lead to civil litigation, with the risks of damages or injunctive relief, or regulatory orders adversely impacting on the ways in which the infringing business can use personal data. Many large geographies, including a number of which HBNB and Hotel101 Global intend to expand into, have passed or are in the process of passing comparable or other robust data privacy legislation or regulation, which may require HBNB and Hotel101 Global to modify their data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation or regulation.

Additionally, each of HBNB, Hotel101 Global and HOA is subject to applicable laws, rules, and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside the European Economic Area (“EEA”). Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other jurisdictions.

These recent developments may require each of HBNB, Hotel101 Global and HOA to review and amend the legal mechanisms by which it makes and/or receives personal data transfers to the United States and other jurisdictions. As HBNB’s, Hotel101 Global’s and HOA’s lead supervisory authorities, the European Data Protection Board, and other data protection regulators issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, HBNB, Hotel101 Global or HOA, as applicable, could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if any of HBNB, Hotel101 Global or HOA, as applicable, is otherwise unable to transfer personal data between and among countries and regions in which HBNB, Hotel101 Global or HOA, as applicable, operates, it could affect the manner in which HBNB, Hotel101 Global or HOA, as applicable, provides its services, the geographical location or segregation of their respective relevant systems and operations, and could adversely affect their respective financial results.

Various other governments and consumer agencies around the world have also called for new regulation and changes in industry practices and many have enacted different and often contradictory requirements for protecting personal information collected and maintained electronically. Compliance with numerous and contradictory requirements of different jurisdictions is particularly difficult and costly for a property technology business such as HBNB and Hotel101 Global, which collect personal information from purchasers, guests, and other individuals in multiple jurisdictions. If any jurisdiction in which HBNB and Hotel101 Global operate adopts news laws or changes its interpretation of its laws, rules, or regulations relating to data residency or localization such that HBNB and/or Hotel101 Global are unable to comply in a timely manner or at all, HBNB and Hotel101 Global could risk losing their respective rights to operate in such jurisdictions. Many applicable privacy and data protection regulations expose HBNB and Hotel101 Global to the possibility of material penalties, significant legal liability, changes in how HBNB and Hotel101 Global operate or offer its products, and interruptions or cessation of HBNB’s and Hotel101 Global’s ability to operate in key geographies, any of which could materially adversely affect HBNB’s and Hotel101 Global’s business, results of operations, and financial condition.

When any of HBNB, Hotel101 Global or HOA is required to disclose personal data pursuant to demands from government agencies, including tax authorities, state and city regulators, law enforcement agencies, and intelligence agencies, Unit Owners, guests, and privacy regulators could perceive such disclosure as a failure by HBNB, Hotel101 Global or HOA, as applicable, to comply with privacy and data protection policies, notices, and laws, which could result in proceedings or actions against HBNB, Hotel101 Global or HOA, as applicable, in the same or other jurisdictions. Conversely, if HBNB, Hotel101 Global or HOA, as applicable, does not provide the requested information to government agencies due to a disagreement on the interpretation of the law, HBNB, Hotel101 Global or HOA, as applicable, is likely to face enforcement action from such government, engage in litigation, face increased regulatory scrutiny, and experience an adverse impact on their respective relationship with governments or their respective ability to offer their respective products and services within certain jurisdictions. Any of the foregoing could materially adversely affect HBNB’s, Hotel101 Global’s and HOA’s brands, including the Hotel101 brand, and their respective reputation, business, results of operations, and financial condition.

Each of HBNB’s, Hotel101 Global’s and HOA’s business may also increasingly rely on artificial intelligence and automated decision making to improve their respective services and tailor their respective interactions with their respective customers. However, in recent years use of these methods has come under increased regulatory scrutiny. New laws, guidance and/or decisions in this area may require HBNB, Hotel101 Global or HOA, as applicable, to make changes to its operations that may decrease its operational efficiency, result in an increase to operating costs and/or hinder its ability to improve its services.

Any failure or perceived failure by any of HBNB, Hotel101 Global or HOA to comply with privacy and data protection policies, notices, laws, rules, and regulations could result in proceedings or actions against HBNB, Hotel101 Global or HOA, as applicable, by individuals, consumer rights groups, government agencies, or others. HBNB, Hotel101 Global or HOA, as applicable, could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to its business. Further, such proceedings and any subsequent adverse outcomes may subject HBNB, Hotel101 Global or HOA, as applicable, to significant negative publicity, and an erosion of trust. If any of these events were to occur, HBNB’s, Hotel101 Global’s or HOA’s, as applicable, business, results of operations, and financial condition could be materially adversely affected.

If HBNB, Hotel101 Global or HOA fails to prevent data security breaches, there may be damage to their respective brands, including the Hotel101 brand, and reputation, material financial penalties, and legal liability, along with a decline in use of their respective platforms, which would materially adversely affect their respective business, results of operations, and financial condition.

There are risks of security breaches both on and off each of HBNB’s, Hotel101 Global’s and HOA’s systems as it increases the types of technology it uses to operate its platform, including mobile apps such as the Hotel101 App, available on both iOS and Android platforms, and third-party payment processing providers, and as it collaborates with third parties that may need to process Unit Owner or guest data or have access to its infrastructure. The evolution of technology systems introduces ever more complex security risks that are difficult to predict and defend against. An increasing number of companies, including those with significant online operations, have recently disclosed breaches of their security, some of which involved sophisticated tactics and techniques allegedly attributable to criminal enterprises or nation-state actors. The techniques used by bad actors to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are unknown until launched against a target. As such, HBNB, Hotel101 Global and HOA may be unable to anticipate these tactics and techniques or to implement adequate preventative measures.

Further, with a growing geographically disparate employee base, HBNB, Hotel101 Global and HOA are not immune from the possibility of a malicious insider compromising their respective information systems and infrastructure. Companies in the hospitality industry have dealt with incidents involving such insiders exfiltrating the personal data of customers, stealing corporate trade secrets and key financial metrics, and illegally diverting funds. No series of measures can fully safeguard against a sufficiently determined and skilled insider threat.

In addition, bad actors may target any of HBNB’s, Hotel101 Global’s or HOA’s Unit Owners and guests directly with attempts to breach the security of their email accounts or management systems, such as through phishing attacks where a third party attempts to infiltrate HBNB’s, Hotel101 Global’s or HOA’s, as applicable, systems or acquire information by posing as a legitimate inquiry or electronic communication, which are fraudulent identity theft schemes designed to appear as legitimate emails from HBNB, Hotel101 Global or HOA, as applicable, or from HBNB’s, Hotel101 Global’s or HOA’s, as applicable, guests, partners, or vendors. Bad actors may also employ other schemes aimed at defrauding HBNB’s, Hotel101 Global’s or HOA’s Unit Owners or guests in ways that HBNB, Hotel101 Global or HOA, as applicable, may not anticipate or be able to adequately guard against. Even if phishing and spamming attacks and other fraud schemes are not carried out through HBNB’s, Hotel101 Global’s or HOA’s, as applicable, systems, victims may nevertheless seek recovery from HBNB, Hotel101 Global or HOA, as applicable. Though it is difficult to determine what, if any, harm may directly result from any specific scheme or attack, any failure to maintain performance, reliability, security, and availability of HBNB’s, Hotel101 Global’s or HOA’s, as applicable, offerings, services, and technical infrastructure to the satisfaction of HBNB’s, Hotel101 Global’s or HOA’s, as applicable, Unit Owners and guests may harm HOA’s ability to retain existing guests and HBNB’s, Hotel101 Global’s or HOA’s, as applicable, reputation and ability to attract new potential purchasers of condotels in HBNB’s, Hotel101 Global’s or HOA’s, as applicable, hospitality projects and guests. The ability of fraudsters to directly target HBNB’s, Hotel101 Global’s or HOA’s, as applicable, Unit Owners and guests with fraudulent communications, or cause an account takeover, exposes HBNB, Hotel101 Global or HOA, as applicable, to significant financial fraud risk, including costly litigation, which is difficult to fully mitigate.

If there is a breach of HBNB’s, Hotel101 Global’s or HOA’s, as applicable, computer systems and HBNB, Hotel101 Global or HOA, as applicable, knows or suspects that certain personal data has been exfiltrated, accessed, or used inappropriately, HBNB, Hotel101 Global or HOA, as applicable, may need to inform the Unit Owner or guest whose data was stolen, accessed, or used, and may be subject to significant fines, penalties and/or damages. HBNB’s, Hotel101 Global’s or HOA’s, as applicable, information technology infrastructure may be vulnerable to computer viruses or physical or electronic intrusions that its security measures may not detect. Any circumvention of HBNB’s, Hotel101 Global’s or HOA’s, as applicable, security measures could result in the misappropriation of confidential or proprietary information, interrupt HBNB’s, Hotel101 Global’s or HOA’s, as applicable, operations, result in financial loss, damage HBNB’s, Hotel101 Global’s or HOA’s, as applicable, computers or those of HBNB’s, Hotel101 Global’s or HOA’s, as applicable, Unit Owners and/or guests, or otherwise cause damage to HBNB’s, Hotel101 Global’s or HOA’s, as applicable, reputation and business. Further, the ability to bypass HBNB’s, Hotel101 Global’s or HOA’s, as applicable, information security controls could degrade HBNB’s, Hotel101 Global’s or HOA’s, as applicable, trust and safety programs, which could expose individuals to a risk of physical harm or violence.

Each of HBNB, Hotel101 Global and HOA relies on third-party service providers, including marketing and sales agents and financial institutions, to process some of HBNB’s, Hotel101 Global’s or HOA’s, as applicable, data and that of purchasers and guests, including payment information, and any failure by such third parties to prevent or mitigate security breaches or improper access to, or disclosure of, such information could have adverse consequences for HBNB, Hotel101 Global or HOA, as applicable, similar to an incident directly on HBNB’s, Hotel101 Global’s or HOA’s, as applicable, systems.

HBNB, Hotel101 Global and HOA may be required to expend, significant resources to protect against security related incidents and address problems caused by such incidents. Even if any of HBNB, Hotel101 Global or HOA were to expend more resources, regulators and complainants may not deem HBNB’s, Hotel101 Global’s or HOA’s, as applicable, efforts sufficient, and regardless of the expenditure, the risk of security related incidents cannot be fully mitigated. Any actual or alleged security breaches or alleged violations of federal, state, or foreign laws or regulations relating to privacy and data security could result in mandated user notifications, litigation, government investigations, significant fines, and expenditures; divert management’s attention from operations; deter people from using HBNB’s, Hotel101 Global’s or HOA’s, as applicable, platform; damage HBNB’s, Hotel101 Global’s or HOA’s, as applicable, brand, including the Hotel101 brand, and reputation; force HBNB, Hotel101 Global or HOA, as applicable, to cease operations for some length of time; and materially adversely affect HBNB’s, Hotel101 Global’s or HOA’s, as applicable, business, results of operations, and financial condition. Defending against claims or litigation based on any security breach or incident, regardless of their merit, will be costly and may cause reputation harm. The successful assertion of one or more large claims against HBNB, Hotel101 Global or HOA, as applicable, that exceed available insurance coverage, denial of coverage as to any specific claim, or any change or cessation in HBNB’s, Hotel101 Global’s or HOA’s, as applicable, insurance policies and coverages, including premium increases or the imposition of large deductible requirements, could have a material adverse effect on HBNB’s, Hotel101 Global’s or HOA’s, as applicable, business, results of operations, and financial condition.

Each of HBNB, Hotel101 Global and HOA relies on third-party payment service providers to process payments made by guests and payments made to Unit Owners on its platforms. If these third-party payment service providers become unavailable or any of HBNB, Hotel101 Global or HOA is subject to increased fees, HBNB’s, Hotel101 Global’s or HOA’s, as applicable, business, results of operations, and financial condition could be materially adversely affected.

Each of HBNB, Hotel101 Global and HOA relies on a number of third-party payment service providers, including payment card networks, banks, payment processors, and payment gateways, to link it to payment card and bank clearing networks to process payments made by guests and to remit payments to Unit Owners on its platforms. If these companies become unwilling or unable to provide these services to any of HBNB, Hotel101 Global or HOA on acceptable terms or at all, HBNB’s, Hotel101 Global’s or HOA’s, as applicable, business may be disrupted, HBNB, Hotel101 Global or HOA, as applicable, would need to find an alternate payment service provider, and HBNB, Hotel101 Global or HOA, as applicable, may not be able to secure similar terms or replace such payment service provider in an acceptable time frame. If HBNB, Hotel101 Global or HOA, as applicable, is forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by Unit Owners and/or guests. Any of the foregoing could cause HBNB, Hotel101 Global or HOA, as applicable, to incur significant losses, which could materially adversely affect HBNB’s, Hotel101 Global’s or HOA’s, as applicable, business, results of operations, and financial condition.

In addition, the software and services provided by HBNB’s, Hotel101 Global’s or HOA’s, as applicable, third-party payment service providers may fail to meet HBNB’s, Hotel101 Global’s or HOA’s, as applicable, expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause HBNB, Hotel101 Global or HOA, as applicable, to lose its ability to accept online payments or other payment transactions or make timely payments to Unit Owners on its platform, which could make HBNB’s, Hotel101 Global’s or HOA’s, as applicable, platform less convenient and desirable to users and adversely affect HBNB’s, Hotel101 Global’s or HOA’s, as applicable, ability to attract Unit Owners and attract and retain guests.

If HBNB, Hotel101 Global or HOA fails to invest adequate resources into the payment processing infrastructure on HBNB’s, Hotel101 Global’s or HOA’s, as applicable, platform, or if HBNB’s, Hotel101 Global’s or HOA’s, as applicable, investment efforts are unsuccessful or unreliable, HBNB’s, Hotel101 Global’s or HOA’s, as applicable, payments activities may not function properly or keep pace with competitive offerings, which could adversely impact their usage. Further, HBNB’s, Hotel101 Global’s or HOA’s ability to expand its payments activities into additional countries is dependent upon the third-party providers HBNB, Hotel101 Global or HOA, as applicable, uses to support these activities. As each of HBNB, Hotel101 Global and HOA expands the availability of its payments activities to additional geographies or offer new payment methods to its Unit Owners and guests in the future, it may become subject to additional regulations and compliance requirements, and exposed to heightened fraud risk, which could lead to an increase in its operating expenses.

For certain payment methods, including credit and debit cards, each of HBNB, Hotel101 Global and HOA pays interchange and other fees, and such fees result in significant costs. Payment card network costs have increased, and may continue to increase in the future, the interchange fees and assessments that they charge for each transaction that accesses their networks, and may impose special fees or assessments on any such transaction. HBNB’s, Hotel101 Global’s or HOA’s, as applicable, payment card processors have the right to pass any increases in interchange fees and assessments on to HBNB, Hotel101 Global and HOA, as applicable. Credit card transactions result in higher fees to each of HBNB, Hotel101 Global and HOA than transactions made through debit cards. Any material increase in interchange fees in the Philippines or other geographies, including as a result of changes in interchange fee limitations imposed by law in some geographies, or other network fees or assessments, or a shift from payment with debit cards to credit cards could increase HBNB’s, Hotel101 Global’s or HOA’s, as applicable, operating costs and materially adversely affect HBNB’s, Hotel101 Global’s or HOA’s, as applicable, business, results of operations, and financial condition.

Hotel101 Global is exposed to the risk of a VAT tax inspection related to input VAT claims, which may materially and adversely affect its financials and result in operational challenges.

Hotel101 Global is exposed to the risk of a tax inspection concerning input VAT. As of December 31, 2023, input VAT and other taxes of Hotel101 Global amounted to $5.0 million. This amount primarily relates to the acquisition of land, construction and associated expenses. There is a possibility of a tax audit or inspection by relevant tax authorities, particularly when Hotel101 Global initiates the process of offsetting or requesting a refund for the input VAT. Any such inspection may result in delays, additional administrative costs, or challenges in substantiating the input VAT claim. Any failure to provide adequate supporting documents, such as invoices, contracts, receipts, or other relevant records, may lead to the rejection of the input VAT claim by the tax authorities. Furthermore, if certain documents are unavailable or deemed non-compliant, Hotel101 Global may be required to forgo the input VAT claim for those specific transactions.

Consequently, a tax inspection could lead to adverse findings, impose additional liabilities on Hotel101 Global, and ultimately have a material adverse effect on its and HBNB’s financial condition, results of operations or cash flows.

Risks Related to the Philippines in Relation to HOA’s Business and Operations

All of HOA’s business activities are conducted in the Philippines and all of its assets are located in the Philippines, which exposes HOA to risks associated with the Philippines, including the performance of the Philippine economy.

Historically, HOA has derived all of its revenues and operating profits from the Philippines and its business is dependent on the state of the Philippine economy. Demand for HOA’s products and services are directly related to the strength of the Philippine economy (including overall growth and income levels) and the overall levels of business activity in the Philippines. In the past, the Philippines has experienced periods of slow or negative growth, high inflation, significant devaluation of its currency and the imposition of exchange controls. Other factors that may adversely affect the Philippine economy include:

•        reduced business, industrial, manufacturing or financial activity in the Philippines, in the Southeast Asia region or globally;

•        scarcity of credit or other financing available to the Philippine Government, corporations or individuals in the Philippines, resulting in lower demand for products and services provided by companies in the Philippines, the Southeast Asian region or globally;

•        fluctuations in currency exchange rates and interest rates or prolonged periods of inflation or deflation;

•        levels of employment, consumer confidence and income;

•        decrease in remittances from OFWs;

•        significant changes in the Philippine Government’s social, economic, fiscal and regulatory policies and regulations, including tax laws and regulations that impact or may impact inflation and consumer demand such as the Tax Reform for Acceleration and Inclusion Law or any subsequent legislation;

•        the Philippine Government’s budget deficits;

•        adverse trends in the current accounts and balance of payments of the Philippine economy;

•        the emergence or resurgence of infectious diseases, public health epidemics or pandemics, such as Middle East Respiratory Syndrome-Corona virus (MERS-CoV), SARS, avian influenza (commonly known as bird flu), or H1N1, COVID-19 or the emergence of another similar disease (such as Zika or Monkeypox), in the Philippines or in other countries in Southeast Asia, and any related restrictions on travel and movement to control the spread of disease;

•        natural disasters, including tsunamis, typhoons, earthquakes, fires, floods and similar events;

•        supply chain disruptions in the Philippines, the Southeast Asia region or globally;

•        political instability, terrorism or military conflict in the Philippines, other countries in the region or globally;

•        geopolitical tensions between the Philippines and other claimant countries concerning disputed territories in the West Philippine Sea;

•        a downgrade in the long-term foreign and local currency sovereign credit ratings of the Philippines or the related outlook for such ratings; and

•        other regulatory, political, social or economic developments in or affecting the Philippines.

Uncertainty surrounding the global economic outlook could cause economic conditions in the Philippines to deteriorate and there can be no assurance that current or future Philippine Government policies will continue to be conducive to sustaining economic growth. There can be no assurance that the Philippines will maintain strong economic fundamentals in the future.

Any deterioration in economic conditions in the Philippines as a result of these or other factors could materially and adversely affect HOA’s purchasers, customers and contractual counterparties and HOA’s business, financial condition and results of operations, including HOA’s ability to grow its hospitality projects portfolio and to implement its business strategies. This, in turn, could lead to a decrease in the overall revenue of HOA, thus reducing HBNB’s and Hotel101 Global’s investment income in HOA accounted for using the equity method, adversely affecting HBNB’s and Hotel101 Global’s business, financial condition and results of operations.

Volatility in the value of the Philippine peso against the U.S. dollar and other currencies as well as in the global financial and capital markets could adversely affect HOA’s businesses.

The Philippine economy has experienced volatility in the value of the Philippine peso and also limitations to the availability of foreign exchange.

The value of the Philippine peso has depreciated in recent periods. The Philippine peso may be adversely affected by certain global events and circumstances such as the strengthening of the U.S. economy, the rise of the interest rates in the U.S., the prolonged conflict in Ukraine and continuing sanctions on Russia, and other events affecting the global markets or the Philippines, causing investors to move their investment portfolios from the riskier emerging markets such as the Philippines. Consequently, an outflow of funds and capital from the Philippines may occur and may result in increasing volatility in the value of the Philippine peso against the U.S. dollar and other currencies. According to the Daily Reference Exchange Rate Bulletin of the BSP, as of December 31, 2023, the rate for the conversion of U.S. dollars with Philippine pesos was ₱55.567 = $1.00 as compared with ₱56.120 = $1.00 as of December 31, 2022. As of December 27, 2024, the Philippine peso was at ₱58.014 against the U.S. dollar.

Political instability may have a negative effect on the business, financial position or results of operations of HOA.

The Philippines has from time to time experienced political and military instability. In recent history, there has been political instability in the Philippines, including alleged extra-judicial killings, alleged electoral fraud, impeachment proceedings against two former presidents and a chief justice of the Supreme Court of the Philippines, the nullification of the appointment of another chief justice, hearings on graft and corruption issues against various government officials, and public and military protests arising from alleged misconduct by previous and current administrations. In addition, a number of officials of the Philippine Government are currently under investigation or have been indicted on corruption charges stemming from allegations of misuse of public funds, extortion, bribery, or usurpation of authority. Since the 2022 elections, there have been public disagreements between the incumbent President, Ferdinand Marcos, Jr. and the Vice-President, Sara Duterte. Sara Duterte resigned as Secretary of Education in June 2024, a post she held following her appointment by President Marcos following the 2022 elections. The Vice-President has since alleged that threats have been made against her life, attributing them to the present government. There can be no assurance that acts of political violence will not occur in the future and any such events could negatively impact the Philippine economy. An unstable political environment may negatively affect the general economic conditions and operating environment in the Philippines, which in turn could have a material adverse effect on HOA’s business, operations, and financial condition.

In addition, HOA may be affected by political and social developments in the Philippines and changes in the political leadership and/or Philippine Government policies. Such political or regulatory changes may include (but are not limited to) the introduction of new laws and regulations that could impact HOA’s business.

There can be no assurance that the current administration will continue social and economic policies that promote a favorable and stable macroeconomic and business environment. Policy instabilities or fundamental change of policy directions, including those with respect to Philippine foreign policy, may lead to an increase in political or social uncertainty and the loss of investor confidence in the Philippines. For instance, following a senate inquiry into Vice-President Duterte’s use of confidential funds, several complaints calling for her impeachment have been initiated and remain pending. These complaints or other developments may increase political tensions in the Philippines. Any potential instability could have an adverse effect on the Philippine economy, which could have a materially adverse impact on HOA’s business, financial position and results of operations. This, in turn, could lead to a decrease in the overall revenue of HOA, thus reducing HBNB’s and Hotel101 Global’s investment income in HOA accounted for using the equity method, adversely affecting HBNB’s and Hotel101 Global’s business, financial condition and results of operations.

Acts of terrorism and violent crimes could destabilize the country and could have a material adverse effect on HOA’s business, financial position and results of operations.

The Philippines has also been subject to a number of terrorist attacks and the Armed Forces of the Philippines has been in conflict with groups which have been identified as being responsible for kidnapping and terrorist activities in the Philippines. In addition, bombings have taken place in the Philippines, mainly in cities in the southern part of the country. For example, in January 2019, bombs were detonated in the Jolo Cathedral in the Municipality of Jolo, Sulu and a Mosque in Zamboanga City, Zamboanga del Sur. In May 2017, the city of Marawi in Lanao del Sur, Mindanao, was assaulted by the Maute Group, terrorists who were inspired by pledged allegiance to the Islamic State of Iraq and Syria (“ISIS”). Due to the clash between the Philippine Government forces and the terrorists and the risk of the armed conflict spilling over to other parts of Mindanao, martial law was declared in the entire island of Mindanao, Philippines. In October 2017, the city was declared liberated from the terrorists. Despite this, the Philippine Congress extended the imposition of martial law in Mindanao until the end of 2019, citing persistent threats of terrorism and rebellion and to ensure the total eradication of ISIS-inspired terrorists in the country. Martial law in Mindanao was lifted on January 1, 2020, however certain areas in Mindanao remain under a state of emergency and law enforcement groups are in heightened security as a measure against potential terror threats.

On July 3, 2020, Republic Act No. 11479, otherwise known as the Ant-Terrorism Act of 2020, was signed into law to replace Republic Act No. 9372, otherwise known as the Human Security Act of 2007. The constitutionality of the law was challenged in the Supreme Court by multiple groups. On December 9, 2021, the Supreme Court upheld the validity of the law except for the following provisions: (a) the qualifier portion of Section 4 which states “which are not intended to cause death or serious physical harm to a person, to endanger a person’s life, or to create a serious risk to public safety” and (b) a portion of paragraph 2 of Section 25 which allows “request for designations by other jurisdictions or supranational jurisdictions may be adopted by the ATC after determination that the proposed designee meets the criteria for designation of UNSCR No. 1373.”

An increase in the frequency, severity or geographic reach of these terrorist acts, violent crimes, bombings and similar events could have a material adverse effect on investment and confidence in, and the performance of, the Philippine economy. Any such destabilization could cause interruption to HOA’s business and materially and adversely affect HOA’s financial conditions, results of operations and prospects.

Continued conflicts between the Philippine Government and separatist groups could lead to further injuries or deaths by civilians and members of the Armed Forces of the Philippines, which could destabilize parts of the Philippines and adversely affect the Philippine economy. There can be no assurance that the Philippines will not be subject to further acts of terrorism or violent crimes in the future, which could have a material adverse effect on HOA’s business, financial condition, and results of operations. This, in turn, could lead to a decrease in the overall revenue of HOA, thus reducing HBNB’s and Hotel101 Global’s investment income in HOA accounted for using the equity method, adversely affecting HBNB’s and Hotel101 Global’s business, financial condition and results of operations.

Natural or other catastrophes, including severe weather conditions, may adversely affect HOA’s business, materially disrupt HOA’s operations and result in losses not covered by its insurance.

The Philippines, which is located along the Pacific Ring of Fire and a typhoon belt, has experienced a number of major natural catastrophes over the past years, including typhoons, volcanic eruptions, earthquakes, tsunamis, mudslides, fires, droughts and floods related to El Niño and La Niña weather events.

In January 2020, the Taal Volcano entered into a period of intense unrest beginning with phreatic or steam-driven activity in several points inside the Main Crater that progressed into magmatic eruption. The Philippine Institute of Volcanology and Seismology (“PHIVOLCS”) raised the alert level to Alert Level 4 on January 12, 2020. Pursuant to such events, PHIVOLCS ordered the total evacuation of the Volcano Island and high-risk areas within a 14-kilometer radius from the Taal Main Crater. PHIVOLCS has thereafter lowered the Alert Level covering Taal to Level 1, but subsequently raised it to Alert Level 3 in March 2022 when Taal Volcano erupted again. While Taal Volcano currently has a classification of Alert Level 1, in September 2023, it spewed above average sulfur dioxide and volcanic smog, prompting authorities to close schools in dozens of cities and towns and to urge people to stay indoors. On December 9, 2024, and on several days thereafter, the Kanlaon Volcano in Negros Occidental and Negros Oriental saw seismic activity and the release of volcanic clouds of ash and gas, prompting the evacuation of 87,000 people from the affected areas. There can be no assurance that the Taal Volcano, the Kanlaon Volcano or any other volcano will not increase seismic activity or erupt in the future.

In November 2020, two typhoons, Super Typhoon Rolly/Goni and Typhoon Ulysses/Vamco, and in December 2021 and September 2022, Super Typhoon Odette/Rai and Super Typhoon Karding/Noru, respectively, brought strong winds and rain to the Philippines. On 27 July 2022, a magnitude 7.0 earthquake struck Abra province in Northern Luzon, causing multiple casualties, cutting off power and fresh water in some areas and causing damage estimated at about ₱316 million. In October 2022, Tropical Storm Paeng brought strong winds and heavy rains in Mindanao which caused flooding and landslides. In 2023, super typhoons Egay and Goring caused deaths and damages worth billions of Philippine pesos.

There can be no assurance that the occurrence of such natural catastrophes will not materially disrupt HOA’s operations in the Philippines. These factors, which are not within HOA’s control, could potentially have significant effects on HOA’s assets and operations. Should an uninsured loss or a loss in excess of insured limits occur, HOA could lose all or a portion of the capital invested in such business, as well as the anticipated future turnover, while remaining liable for any costs or other financial obligations related to the business. There is no assurance that the insurance coverage HOA maintains for these risks will adequately compensate it for all damages and economic losses resulting from natural catastrophes. Any material uninsured loss could materially and adversely affect HOA’s business, financial condition and results of operations. This, in turn, could lead to a decrease in the overall revenue of HOA, thus reducing HBNB’s and Hotel101 Global’s investment income in HOA accounted for using the equity method, adversely affecting HBNB’s and Hotel101 Global’s business, financial condition and results of operations.

Territorial disputes with China and a number of Southeast Asian countries may disrupt the Philippine economy and business environment.

The Philippines, China and several Southeast Asian nations have been engaged in a series of long-standing territorial disputes arising from competing and overlapping claims over certain islands and features in the West Philippine Sea. China claims historic rights to nearly all of the West Philippine Sea based on its so-called “nine-dash line” and in recent years dramatically expanded its military presence in the sea which has raised tension in the region among the claimant countries. In 2013, the Philippines became the first claimant country to file a case before the Permanent Court of Arbitration, the internal arbitration tribunal based at the Hague, Netherlands to legally challenge claims of China in the West Philippine Sea and to resolve the dispute under the principles of international law as provided for under the United Nations Convention on the Law of the Sea. In July 2016, the Permanent Court of Arbitration rendered a unanimous decision stating, among others, that the Philippines has exclusive sovereign rights over the West Philippine Sea (in the South China Sea) and that the “nine-dash line” claim of China is invalid. However, China did not participate in these proceedings and does not recognize the ruling. With no formal enforcement mechanism in place, the territorial dispute in the West Philippine Sea remains contentious and unresolved.

The Philippine Government, under the Duterte administration, has taken action to de-escalate tensions concerning the territorial dispute with China. On June 9, 2019, a fishing boat manned by Filipino fishermen was rammed by a Chinese vessel at Recto Bank, an underwater feature being claimed by both the Philippines and China in the portion of the South China Sea portion that Manila calls the West Philippine Sea. The Filipino fishermen were abandoned in open sea and were eventually rescued by a Vietnamese vessel. This incident increased tensions between China and the Philippines. The owners of the Chinese vessel have since apologized to the Filipino fishermen and remuneration is being arranged for the fishermen.

In March 2021, more than 180 Chinese military vessels were spotted on Julian Felipe Reef in the West Philippine Sea. The presence of the vessels defied a diplomatic protest and demand for the vessels to leave the area, issued by Philippine Defense Secretary Delfin Lorenzana.

In February 2023, a Chinese Coast Guard ship purportedly harassed a Philippine Coast Guard vessel in the Ayungin Shoal in the West Philippine Sea. In September 2023, the Philippine Coast Guard reported that the Chinese Coast Guard has installed a floating barrier near the Bajo de Masinloc (Scarborough Shoal) in the West Philippine Sea in an attempt to prevent Filipino fishermen from entering the Scarborough Shoal. In a special operation conducted thereafter, the floating barrier was eventually removed by the Philippine Coast Guard.

In March 2023, more than 40 Chinese vessels, including vessels of the People’s Liberation Army of China and suspected Chinese maritime militia were spotted anchored off Thitu Island (locally known as Pag-asa) in the Kalayaan Island Group. President Ferdinand Marcos, Jr. summoned China’s envoy to Manila to protest the continued occupation in the area.

U.S. President Joe Biden has manifested that the United States would not be easing up its military operations in the West Philippine Sea. In February 2023, the Philippine and United States governments announced the designation of four new sites in connection with the implementation of the Enhanced Defense Cooperation Agreement. This expansion is viewed to make the alliance between the Philippines and the United States stronger and more resilient. South Asian nations and claimants involved in the West Philippine Sea dispute also continue to enforce their sovereign rights against China as well as other South Asian nations.

In recent months, there have been numerous run-ins in areas of the West Philippine Sea. In August 2023, China Coast Guard vessels used a water cannon against a Philippine resupply mission, preventing one of the boats from delivering its cargo. On September 24, 2023, the Philippine Coast Guard reported that the Chinese Coast Guard had installed a floating barrier near the Bajo de Masinloc (Scarborough Shoal) in the West Philippine Sea in an attempt to prevent Filipino fishermen from entering the Scarborough Shoal. In a special operation conducted the following day, the Philippine Coast Guard confirmed that it removed and cut the floating barrier. In October 2023, the Philippines has lodged a diplomatic protest with China in response to maneuvers by Chinese vessels that led to collisions with Philippine ships on a resupply mission to the BRP Sierra Madre on Ayungin Shoal (international name: Second Thomas Shoal). On April 30, 2024, while Philippine Government vessels were distributing fuel and food to the fisherfolk in the Scarborough Shoal, China coast guard vessels attacked them using high-pressure water cannons, causing damage to the vessels. On July 2, 2024, the Philippines and China convened the 9th meeting of their Bilateral Consultation Mechanism in Manila. Discussions focused on their respective positions on Ayungin Shoal and affirmed their commitment to de-escalating tensions. On July 27, 2024, the Philippines completed an unimpeded resupply mission to grounded Filipino naval ships following a new provisional agreement with China aimed at mitigating tensions. On August 8, 2024, the Philippine military reported that the Chinese aircraft dropped flares and performed hazardous maneuvers while a Philippine Air Force patrol was over Scarborough Shoal, endangering the lives of Philippine personnel. On August 31, 2024, the Philippines and China accused each other of intentionally ramming coast guard vessels. On December 4, 2024, a Chinese coastguard fired another water cannon at a Philippine Coast Guard vessel. China sent its largest coast guard vessel, known as China’s “monster ship,” into the Philippines’ maritime zone. The Philippines accused China of attempting to intimidate its fishermen because of this maneuver.

The Philippines has filed a total of 199 diplomatic protests against China during President Marcos’ tenure.

There is no guarantee that the territorial dispute between the Philippine and other countries, including China, will end or that any existing tension will not escalate further, as China has taken steps to exercise control over the disputed territory. Should these territorial disputes continue or escalate further, the Philippines and its economy may be disrupted and HOA’s operations could be adversely affected as a result. In particular, further disputes between the Philippines and China may lead both countries to impose trade restrictions on the other’s imports. Any such impact from these disputes could adversely affect the Philippine economy, and materially and adversely affect HOA’s business, financial position and financial performance. This, in turn, could lead to a decrease in the overall revenue of HOA, thus reducing HBNB’s and Hotel101 Global’s investment income in HOA accounted for using the equity method, adversely affecting HBNB’s and Hotel101 Global’s business, financial condition and results of operations.

The credit ratings of the Philippines may restrict the access to capital of companies that have operations in the Philippines, including HOA.

International credit rating agencies issue credit ratings for companies with reference to the country in which they are resident. As a result, the sovereign credit ratings of the Philippines directly affect companies that are residents in the Philippines, such as HOA. Historically the Philippines’ sovereign debt has been rated relatively low by international credit rating agencies. In 2013, the Philippines earned investment grade status from all three major credit ratings agencies — Fitch Ratings (“Fitch”) (BBB-), by S&P Global Ratings (“S&P”) (BBB-) and Moody’s Investors Service (“Moody’s”) (Baa3). Moody’s subsequently upgraded their ratings to “Baa2” and recently reaffirmed their rating in August 2024. Meanwhile, Fitch upgraded the Philippines’ credit rating to “BBB” and affirmed the same in June 2024 with a stable outlook. On November 26, 2024, S&P revised its outlook on the Philippines from positive to stable, and affirmed their “BBB+” long term and “A-2” short-term sovereign credit ratings on the Philippines.

However, no assurance can be given that Fitch, Moody’s, S&P or any other international credit rating agency, will not downgrade the credit ratings of the Philippine Government in the future and, therefore, of companies with significant operations in the Philippines, including HOA. Any such downgrade could have a material adverse effect on liquidity in the Philippine financial markets and the ability of the Philippine government and companies with significant operations in the Philippines, including HOA, to raise additional financing, and will increase borrowing and other costs.

Public health crises or outbreaks of diseases could have an adverse effect on economic activity in the Philippines, and could materially and adversely affect HOA’s business, financial condition and results of operations.

An outbreak of disease or similar public health threat, such as COVID-19, or a pandemic, could trigger a public health crisis which would have an adverse effect on economic activity in the Philippines, and could materially and adversely affect HOA’s business, financial condition, and results of operations. In addition, outbreaks of disease could result in increased government restrictions and regulation, including quarantines of personnel and customers, or an inability to access HOA’s facilities or network infrastructure, which could adversely affect its operations.

Since early May 2022, cases of monkeypox have been reported from countries where the disease is not endemic, and continue to be reported in several endemic countries. In July 2022, World Health Organization Director-General Tedros Adhanom Ghebreyesus declared the ongoing monkeypox outbreak a Public Health Emergency of International Concern.

The Philippines has also experienced other public health epidemics or outbreaks of diseases, such as avian influenza or bird flu, African Swine Fever (“ASF”), dengue and polio, among others, which have adversely affected the local economy. For example, in 2019, the Department of Health declared a national dengue outbreak with 437,089 cases recorded for the year with 2,620 deaths. Furthermore, in September 2019, the Department of Health declared a polio epidemic after a case of the disease was recorded in Lanao del Sur after 19 years recording no cases in the country. Since 2024, the Philippines has been attempting to address the outbreak of ASF in the country. As of December 27, 2024, the National ASF Prevention and Control Program under Philippine Department of Agriculture reported that there were 11 regions, 21 provinces, 67 municipalities, and 225 barangays that had active ASF cases.

If any such localized outbreak or any public health epidemic becomes widespread in the Philippines or increases in severity, this could have an adverse effect on economic activity in the Philippines, and could materially and adversely affect HOA’s business, financial condition and results of operations. This, in turn, could lead to a decrease in the overall revenue of HOA, thus reducing HBNB’s and Hotel101 Global’s investment income in HOA accounted for using the equity method, adversely affecting HBNB’s and Hotel101 Global’s business, financial condition and results of operations.

Any economic slowdown or deterioration in economic conditions in the Philippines may adversely affect HOA’s business and operations in the Philippines.

In the past, the Philippines has experienced periods of slow or negative growth, high inflation, significant devaluation of the Philippine currency, imposition of exchange controls, debt restructuring and electricity shortages and blackouts. The Philippine Statistics Authority has reported that the headline inflation rate increased to 2.9% in December 2024, up from 2.5% in November 2024, and there is no assurance that inflation will not further increase or general economic conditions will not deteriorate.

HOA’s results of operations are significantly influenced by the performance of the Philippine economy. Any severe deterioration in economic conditions may adversely affect the purchasing power of consumers and businesses, potentially impacting HOA’s business. There is no assurance that current or future governments will implement economic policies conducive to sustaining economic growth. Consequently, HOA’s results of operations may fluctuate from period to period in line with changes in the Philippine economy, which is affected by various factors, including political, economic, and international developments.

Changes in, or failure to comply with, competition laws could adversely affect HBNB.

Under the Republic Act No. 10667 (Philippines) and the Philippine Competition Act (Philippines), the sale of assets, acquisition of more than 35% of the shares in a company, or the formation of a joint venture, which exceed certain revenue and transaction value thresholds, must not be consummated until they are notified to, and cleared by, the Philippine Competition Commission (“PCC”). While the Restructuring meets the size of transaction and size of party thresholds that trigger compulsory notification to the PCC, the Restructuring may qualify as an internal restructuring exempt from compulsory notification under PCC Clarificatory Note No. 16-002. The Restructuring involves transferring shares within a group of companies, with the acquiring entities and acquired entities having the same ultimate parent entity, which could support the argument for exemption. However, if the Restructuring results in a change in control, the exemption would not apply, necessitating compulsory notification to the PCC. For the SPAC Merger, while the acquisition will not involve more than 35% of the shares in HBNB, it may still be subject to compulsory notification to the PCC if the PCC determines that the SPAC Merger will be treated as a joint venture over HBNB and not as a mere acquisition of shares.

HBNB may face several risks, including:

1.      Regulatory Scrutiny:    If the PCC determines that the Restructuring does not qualify for the internal restructuring exemption or that the SPAC Merger is a joint venture agreement, the acquiring entity/ies and acquired entity/ies in the Restructuring or SPAC Merger, as may be applicable, could be required to notify the PCC and obtain PCC approval before consummating the relevant transaction.

2.      Transaction Voidability:    If the PCC determines that the Restructuring does not qualify for the internal restructuring exemption or that the SPAC Merger is a joint venture agreement, consummating the transactions without the necessary clearance from the PCC could render the relevant transactions void, leading to potential disruptions in HBNB’s operations and financial condition.

3.      Financial Penalties:    If the PCC notification is deemed necessary but not filed within the required timeframe and/or the transaction is consummated before PCC approves the transaction, the notifying parties and their ultimate parent entity could incur significant fines ranging from 1% to 5% of the transaction value, which may negatively impact the HBNB’s financial position.

4.      Motu Proprio Review:    Even assuming that the thresholds for compulsory notification are not breached, the PCC may still initiate, at its own initiative, a motu proprio review if it finds reasonable grounds that the Restructuring and/or the SPAC Merger is likely to result in a substantial lessening of competition or has led to such given preliminary indications. Should the PCC decide to exercise this power, the parties to the relevant transaction, if not yet consummated at that time, cannot proceed with the consummation of the transaction unless and until PCC approval is obtained. If during the course of the review, the PCC finds that the relevant transaction will result in a substantial lessening of competition in the affected Philippine markets, the PCC can impose commercially restrictive obligations on the parties as conditions to its approval, or the PCC can prohibit the consummation of the transaction, or if the transaction has been consummated, the PCC can render the transaction void and order the unwinding of the same.

5.      Impact on the Business Combination:    Should the subsequent steps in the Restructuring lead to a change in control or the SPAC Merger be considered as a joint venture agreement over HBNB, the potential for additional regulatory scrutiny increases, which could further complicate or delay the Business Combination process.

If one jurisdiction imposes or proposes to impose new requirements or restrictions on HBNB’s business, other jurisdictions may follow. Further, any new requirements or restrictions, or proposed requirements or restrictions, could result in adverse publicity or fines, whether or not valid or subject to appeal.

As a result, HBNB’s ability to effectively execute the Restructuring and the Business Combination may be adversely affected, potentially impacting its financial performance and shareholder value.

Risks Related to Being a Public Company

HBNB will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives.

Upon the completion of the Business Combination, HBNB will become a public company subject to reporting requirements in the United States, and it will incur significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after HBNB is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, HBNB will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. HBNB’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, HBNB expects these changing rules and regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, substantially increasing legal and financial compliance costs and making some activities more time-consuming and costly. For example, HBNB expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. HBNB cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for HBNB to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

A market for HBNB’s securities may not develop or be sustained.

Following the Business Combination and listing of HBNB’s securities, the price of HBNB’s securities may fluctuate significantly due to general market and economic conditions. An active trading market for HBNB’s securities following the Business Combination may not develop as expected or, if developed, it may not be sustained. In addition, the price of HBNB’s securities after the Business Combination can vary due to general economic conditions and forecasts, HBNB’s general business condition and the release of HBNB’s financial reports. Additionally, if HBNB’s securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of HBNB’s securities may be more limited than if HBNB was quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

HBNB and Hotel101 Global have identified material weaknesses in their internal control over financial reporting. If HBNB and Hotel101 Global are unable to remedy their material weaknesses, or if HBNB and Hotel101 Global fail to establish and maintain effective internal controls, HBNB and Hotel101 Global may be unable to produce timely and accurate financial statements, and HBNB and Hotel101 Global may conclude that their internal control over financial reporting is not effective, which could adversely impact investors’ confidence and HBNB’s stock price.

The Sarbanes-Oxley Act requires, among other things, that HBNB maintain effective disclosure controls and procedures and internal control over financial reporting. HBNB and Hotel101 Global are continuing to develop and refine its disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by it in the reports that it will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to HBNB’s principal executive and financial officers.

HBNB’s and Hotel101 Global’s current controls and any new controls that it develops may become inadequate because of changes in conditions in its business. Further, weaknesses in HBNB’s and Hotel101 Global’s internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect HBNB’s operating results or cause it to fail to meet its reporting obligations and may result in a restatement of HBNB’s financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations. Since HBNB is an “emerging growth company,” as defined in the Securities Act, as modified by the JOBS Act, it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in HBNB’s reported financial and other information.

HBNB’s material weakness relates to lack of evidence of review for certain key controls (financial statements review and approval of related party transactions).

Hotel101 Global’s material weakness relates to (1) improper use of incremental borrowing rate; (2) improper use of exchange rate in translating reporting currency to functional currency; (3) improper cutoff of vendor payables; (4) improper capitalization of development costs; and (5) lack of evidence of review for certain key controls (financial statements review, approval of related party transactions, review of leases, and bank reconciliation review).

In order to maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting, HBNB has expended and anticipates that it will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of its internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase HBNB’s operating costs and could materially and adversely affect its ability to operate its business. In the event that HBNB’s internal controls are perceived as inadequate or that it is unable to produce timely or accurate financial statements, investors may lose confidence in HBNB’s operating results and the stock price of HBNB may decline. In addition, if HBNB is unable to continue to meet these requirements, it may not be able to obtain or maintain listing on Nasdaq.

HBNB’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after HBNB is no longer an emerging growth company. At such time, HBNB’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which HBNB’s controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on HBNB’s business and operating results.

Risks Related to Ownership of the Combined Entity

HBNB’s memorandum and articles of association and Cayman Islands law could prevent a takeover that shareholders consider favorable and could also reduce the market price of HBNB Ordinary Shares.

Certain provisions of HBNB’s memorandum and articles of association and Cayman Islands law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire HBNB or for HBNB’s shareholders to elect different individuals to its board of directors, even if doing so would be beneficial to its shareholders, and may limit the price that investors may be willing to pay in the future for the HBNB Ordinary Shares.

The HBNB Ordinary Shares may not be listed on a national securities exchange after the Business Combination, which could limit investors’ ability to make transactions in such securities and subject HBNB to additional trading restrictions.

HBNB intends to apply to have the HBNB Ordinary Shares approved for listing on Nasdaq after the consummation of the Business Combination. HBNB will be required to meet certain initial listing requirements to be listed, including having a minimum number of round lot shareholders and a minimum valuation for its listed shares. HBNB may not be able to meet the initial listing requirements in connection with the Business Combination. Further, even if the HBNB Ordinary Shares are so listed, HBNB may be unable to maintain the listing in the future. If HBNB fails to meet the initial listing requirements and Nasdaq does not list the HBNB Ordinary Shares (and the related closing condition with respect to the listing is waived by the parties), HBNB could face significant material adverse consequences, including:

•        a limited availability of market quotations for the HBNB Ordinary Shares;

•        a reduced level of trading activity in the secondary trading market for the HBNB Ordinary Shares;

•        a limited amount of news and analyst coverage for HBNB;

•        a decreased ability to issue additional securities or obtain additional financing in the future; and

•        HBNB Ordinary Shares would not be “covered securities” under the National Securities Markets Improvement Act of 1996, which is a federal statute that prevents or pre-empts the states from regulating the sale of certain securities, including securities listed on Nasdaq, in which case HBNB Ordinary Shares would be subject to regulation in each state where HBNB offers and sells its Ordinary Shares.

The market price and trading volume of the HBNB Ordinary Shares may be volatile and could decline significantly following the Business Combination.

The stock markets, including Nasdaq on which HBNB intends to list the HBNB Ordinary Shares to be issued in the Business Combination, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for the HBNB Ordinary Shares following the Business Combination, the market price of the HBNB Ordinary Shares may be volatile and could decline significantly.

In addition, the trading volume in the HBNB Ordinary Shares may fluctuate and cause significant price variations to occur. If the market price of the HBNB Ordinary Shares declines significantly, you may be unable to resell HBNB Ordinary Shares at or above the market price of the HBNB Ordinary Shares as of the date immediately following the consummation of the Business Combination. HBNB and JVSPAC cannot assure you that the market price of the HBNB Ordinary Shares will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•        the realization of any of the risk factors presented in this proxy statement/prospectus;

•        actual or anticipated differences in HBNB’s estimates, or in the estimates of analysts, for HBNB’s revenues, earnings, results of operations, level of indebtedness, liquidity or financial condition;

•        additions and departures of key personnel;

•        failure to comply with the requirements of Nasdaq;

•        failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•        future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of HBNB’s securities including due to the expiration of contractual lock-up agreements;

•        publication of research reports about HBNB;

•        the performance and market valuations of other similar companies;

•        failure of securities analysts to initiate or maintain coverage of HBNB, changes in financial estimates by any securities analysts who follow HBNB or HBNB’s failure to meet these estimates or the expectations of investors;

•        new laws, regulations, subsidies or credits or new interpretations of existing laws applicable to HBNB;

•        commencement of, or involvement in, litigation involving HBNB;

•        broad disruptions in the financial markets, including sudden disruptions in the credit markets;

•        speculation in the press or investment community;

•        actual, potential or perceived control, accounting or reporting problems;

•        changes in accounting principles, policies and guidelines; and

•        other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including any resurgence of the COVID-19 pandemic), natural disasters, war, acts of terrorism or responses to these events.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert HBNB’s management’s attention and resources, which could have a material adverse effect on HBNB.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about HBNB, its business or its market, or if they change their recommendations regarding the HBNB Ordinary Shares adversely, then the price and trading volume of the HBNB Ordinary Shares could decline.

The trading market for the HBNB Ordinary Shares will be influenced by the research and reports that industry or financial analysts publish about its business. HBNB does not control these analysts, or the content and opinions included in their reports. As a new public company, HBNB may be slow to attract research coverage and the analysts who publish information about the HBNB Ordinary Shares will have relatively little experience with HBNB, which could affect their ability to accurately forecast HBNB’s results and make it more likely that HBNB fails to meet their estimates. In the event HBNB obtains industry or financial analyst coverage, if any of the analysts who cover HBNB issues an inaccurate or unfavorable opinion regarding it, HBNB’s share price would likely decline. In addition, the share prices of many companies in the property industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If HBNB’s financial results fail to meet, or significantly exceed, its announced guidance or the expectations of analysts or public investors, analysts could downgrade the HBNB Ordinary Shares or publish unfavorable research about it. If one or more of these analysts cease coverage of HBNB or fail to publish reports on it regularly, HBNB’s visibility in the financial markets could decrease, which in turn could cause its share price or trading volume to decline.

HBNB’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of its securities.

If, after listing, HBNB fails to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist its securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, HBNB can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its securities to become listed again, stabilize the market price or improve the liquidity of its securities, prevent its securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if HBNB’s securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of HBNB’s securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an initial public offering and may create risks for unaffiliated investors.

An initial public offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of a company’s business, financial condition and results of operations. Going public via a business combination with a SPAC does not involve any underwriters and may therefore result in less careful review of information that is presented to the public.

In addition, going public via a business combination with a SPAC does not involve a book-building process as is the case in an initial public offering. In an initial public offering, the initial value of a company is set by investors who indicate the price at which they are prepare to purchase shares from the underwriters. In the case of a SPAC business combination transaction, the value of HBNB is established by means of negotiations between the target company, the SPAC and, in some cases, “PIPE” investors who agree to purchase shares at the time of the business combination. The process of establishing the value of a company in a SPAC business combination may be less effective than an IPO book-building process and also does not reflect events that may have occurred between the date of the business combination agreement and the closing of the transaction. Furthermore, initial public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the initial public offering. There is no such book of demand built up in connection with SPAC transaction which may result in the share price being less likely to be sustained after the transaction.

Lastly, because HBNB will not become a public reporting company by means of a traditional underwritten initial public offering, securities or industry analysts may be less likely to provide coverage of HBNB. Investment banks may also be less likely to agree to underwrite securities offerings on behalf of HBNB than they might if HBNB became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with HBNB as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for the HBNB Ordinary Shares could have an adverse effect on HBNB’s ability to develop a liquid market for the HBNB Ordinary Shares or to raise capital.

Changes in tax laws or exposure to additional income tax liabilities could affect HBNB’s future profitability and reduce net returns to HBNB’s shareholders.

HBNB’s tax treatment is subject to changes in tax laws, regulations, and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration, and the practices of tax authorities in jurisdictions in which HBNB operates. The income and other tax rules in the jurisdictions in which HBNB operates are constantly under review by taxing authorities and other governmental bodies. Changes to tax laws (which changes may have retroactive application) could adversely affect HBNB or its shareholders. HBNB is unable to predict what tax proposals may be proposed or enacted in the future or what effect such changes would have on HBNB’s business, but such changes, to tax legislation, regulations, policies or practices, could affect HBNB’s financial position and overall or effective tax rates in the future in countries where HBNB has operations and where HBNB is organized or resident for tax purposes, and increase the complexity, burden and cost of tax compliance. Investors are urged to consult with their legal and tax advisers regarding the implication of potential changes in tax laws on an investment in HBNB Ordinary Shares.

If HBNB is characterized as a passive foreign investment company for U.S. federal income tax purposes, its U.S. shareholders may suffer adverse tax consequences.

If HBNB or any of its subsidiaries is a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder of the HBNB securities, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. There is no assurance that HBNB or its subsidiaries will not be currently PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for foreseeable future taxable years. If HBNB determines it is a PFIC for any taxable year, upon written request, HBNB will use commercially reasonable efforts to provide to a U.S. Holder such information as the U.S. Internal Revenue Service (the “IRS”) may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a “qualified electing fund” election.

Risks Related to the SPAC Merger

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” “our company,” and “JVSPAC” in this section “Risks Related to the SPAC Merger” refer to JVSPAC Acquisition Corp. Additional risk factors not presently known to JVSPAC or that it currently deems immaterial may also impair JVSPAC’s business or results of operations. JVSPAC may disclose changes to such risk factors or disclose additional risk factors from time to time in JVSPAC’s future filings with the SEC.

JVSPAC is not required to, and did not, obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the proposed Transactions and, as a result, you have no assurance from an independent source that the terms and the consideration being paid for HBNB is fair from a financial point of view to the holders of JVSPAC Public Shares.

In analyzing the proposed Transactions, JVSPAC’s management conducted due diligence on HBNB and the Company Group and JVSPAC’s Board of Directors is not required to, and did not, obtain a third-party valuation or fairness opinion from an independent firm that commonly renders valuation opinions, independent accounting firm or independent investment banking firm to assist it in its determination that the consideration being paid for HBNB is fair to JVSPAC’s shareholders from a financial point of view. Accordingly, investors will be relying solely on the judgment of JVSPAC’s Board of Directors in valuing HBNB’s business, and JVSPAC’s Board of Directors may be incorrect in its assessment of the proposed Transactions. The lack of a third-party valuation or a fairness opinion may also result in an increased number of JVSPAC Public Shares voting against the SPAC Merger Proposal or demanding redemption of such shares for cash, which could potentially impact JVSPAC’s ability to consummate the proposed Transactions or materially and adversely affect HBNB’s liquidity and cash position following the consummation of the proposed Transactions. For a complete discussion of the factors utilized by JVSPAC’s Board of Directors in approving the proposed Transactions, see the section titled, “Proposal No. 1 — The SPAC Merger Proposal — The Business Combination — JVSPAC Board’s Reasons for the Approval of the Transactions.”

If JVSPAC’s due diligence investigation of HBNB and the Company Group was inadequate, then shareholders of JVSPAC following the Business Combination could lose some or all of their investment.

Even though JVSPAC conducted a due diligence investigation of HBNB and the Company Group, it cannot be certain that this diligence uncovered all material issues with the Company Group or their business, or that it would be possible to uncover all material issues. There is also a risk that factors outside of the control of HBNB may arise in the future that were not identified during due diligence. Additionally, JVSPAC was not provided with all requested documents and was not provided with certain fully executed versions of certain agreements or documentation. The absence of such documents make it difficult to validate or verify the enforceability of these agreements or documents.

If JVSPAC’s due diligence investigation was inadequate, certain risks may not have been fully identified or addressed. Such risks include: (i) employment-related issues, including invalid employment terms or unclear documentation regarding mandatory compensation payments, which could result in claims and substantial financial obligations; (ii) missing regulatory registrations and authorizations that are essential for the Company Group’s legal operations; (iii) incomplete compliance documentation for employees, which could lead to regulatory violations or penalties; (iv) lack of critical operational policies, such as statutorily required plans, protocols and registries, which could affect the Company Group’s ability to meet regulatory requirements; (v) gaps in payroll and social security documentation that could create financial or compliance risks; (vi) missing certificates or other documents needed to verify the Company Group’s regulatory compliance history; (vii) incomplete business permits and licenses that may be required for lawful operations; (viii) missing or incomplete agreements or authorizations, which could impact the enforceability of the Company Group’s contractual obligations; (ix) deficiencies in environmental permits, such as ECCs required for projects with significant environmental impacts, which could result in fines, penalties or operational disruptions; and (x) failure to secure foreshore lease agreements required to use or develop foreshore land, potentially resulting in the loss of the right to occupy such property, along with any improvements made thereon.

These issues could expose HBNB to significant regulatory penalties, employment-related claims, operational disruptions and unexpected liabilities, which may not have been adequately accounted for in JVSPAC’s valuation and risk assessment. Even if JVSPAC’s due diligence successfully identified certain risks, other unforeseen risks may arise or previously identified risks may materialize in unexpected ways, which could adversely affect JVSPAC shareholders and the financial condition and operations of the combined company.

The Unaudited Pro Forma Condensed Combined Financial Information included in this proxy statement/prospectus may not be representative of HBNB’s results after the Business Combination.

The Unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the transactions been consummated as of the dates indicated, nor is it indicative of HBNB’s future operating results or financial position after the assumed consummation of the transactions. The Unaudited Pro Forma Condensed Combined Financial Statements present the combination of JVSPAC’s financial information and the financial information of HBNB after giving effect to the Business Combination and related adjustments described in the accompanying notes. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The Unaudited Pro Forma Condensed Combined Financial Statements do not reflect future events that may occur, including any future nonrecurring charges resulting from the Business Combination, and do not consider potential impacts of current market conditions on revenue or expense. The Unaudited Pro Forma Condensed Combined Financial Statements are based in part on certain assumptions that JVSPAC and HBNB believe are reasonable under the circumstances. These assumptions may not prove to be accurate over time.

Even if HBNB meets the initial listing requirements to be listed on the Nasdaq, it may not be able to satisfy continued listing requirements to maintain listing of its securities in the future.

JVSPAC’s shares, units and public rights are currently listed on The Nasdaq Capital Market and JVSPAC expects the HBNB Class A Ordinary Shares to be listed on Nasdaq upon consummation of the Business Combination. JVSPAC’s continued eligibility for listing may depend on, among other things, the number of JVSPAC Public Shares that are redeemed. There can be no assurance that HBNB will be able to comply with the continued listing standards of Nasdaq following the Business Combination.

In addition, following the Business Combination, in order to maintain its listing on Nasdaq, HBNB will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if HBNB meets the initial listing requirements and other applicable rules of Nasdaq, HBNB may not be able to continue to satisfy these requirements and applicable rules. If HBNB is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If, after the Business Combination, Nasdaq delists HBNB Class A Ordinary Shares for failure to meet the listing standards, HBNB’s shareholders could face significant material adverse consequences including:

•        a limited availability of market quotations for HBNB Class A Ordinary Shares;

•        reduced liquidity for HBNB Class A Ordinary Shares;

•        a determination that the HBNB Class A Ordinary Share is a “penny stock,” which will require brokers trading in such securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for HBNB Class A Ordinary Shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability of HBNB to issue additional securities or obtain additional financing in the future.

If third parties bring claims against JVSPAC, the proceeds held in trust could be reduced and the per-share liquidation price received by JVSPAC shareholders may be less than $[•].

JVSPAC’s placing of funds in trust may not protect those funds from third party claims against JVSPAC. Although JVSPAC has received from many of the vendors, service providers (other than its independent accountants) and prospective target businesses with which it does business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of holders of JVSPAC Public Shares, they may still seek recourse against the Trust Account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of holders of JVSPAC Public Shares. If JVSPAC liquidates the Trust Account before the completion of a business combination and distributes the proceeds held therein to holders of JVSPAC Public Shares, the Sponsor has contractually agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. JVSPAC has not independently verified whether the Sponsor has sufficient funds to satisfy their indemnity obligations and JVSPAC believes that the Sponsor’s only assets are securities of JVSPAC. JVSPAC has not asked the Sponsor to reserve for such obligations, and therefore no funds are currently set aside to cover any such obligations and the Sponsor may not have sufficient funds available to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the per-share distribution from the Trust Account for JVSPAC’s shareholders may be less than $[•] due to such claims.

Additionally, if JVSPAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in JVSPAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any bankruptcy claims deplete the Trust Account, JVSPAC may not be able to return $[•] to holders of JVSPAC Public Shares.

Any distributions received by JVSPAC shareholders could be viewed as an unlawful payment if it was proved that, immediately following the date on which the distribution was made, the value of JVSPAC’s assets did not exceed its liability or JVSPAC was unable to pay its debts as they fell due.

The JVSPAC Charter provides that it will continue in existence only until the date that is 12 months from the closing of the IPO, or January 23, 2025, unless the Initial Shareholders request and the JVSPAC Board approves up to two extensions, each by an additional three months (for a total of up to 18 months to complete a business combination). As of [•], 2025, JVSPAC has elected to effectuate one extension, as a result of which the deadline for consummating its initial business combination has been extended to April 23, 2025. If JVSPAC is unable to consummate a transaction within the required time periods set forth under the JVSPAC Charter, including any applicable extensions, upon notice from JVSPAC, the trustee of the Trust Account will distribute the amount in its Trust Account to holders of JVSPAC Public Shares. Concurrently, JVSPAC shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although JVSPAC cannot assure you that there will be sufficient funds for such purpose.

JVSPAC expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of proceeds held outside the Trust Account, although JVSPAC cannot assure the JVSPAC shareholders that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing JVSPAC’s plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes on interest income earned on the Trust Account balance, JVSPAC may request the trustee to release to JVSPAC an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

However, JVSPAC may not properly assess all claims that may be potentially brought against it. As a result, JVSPAC shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more). Accordingly, third parties may seek to recover from JVSPAC shareholders amounts owed to such third parties by JVSPAC.

If, after JVSPAC distributes the proceeds in the Trust Account to holders of JVSPAC Public Shares, JVSPAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against JVSPAC that is not dismissed, any distributions received by JVSPAC shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by JVSPAC shareholders. In addition, the JVSPAC Board may be viewed as having breached its fiduciary duty to JVSPAC’s creditors and/or having acted in bad faith, thereby exposing itself and JVSPAC to claims of punitive damages, by paying holders of JVSPAC Public Shares from the Trust Account prior to addressing the claims of creditors.

Shareholder litigation and regulatory inquiries and investigations are expensive and could harm JVSPAC’s business, financial condition and operating results and could divert management attention.

In the past, securities class action litigation and/or shareholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any shareholder litigation and/or regulatory investigations against JVSPAC, whether or not resolved in JVSPAC’s favor, could result in substantial costs and divert JVSPAC’s management’s attention from other business concerns, which could adversely affect JVSPAC’s business and cash resources and the ultimate value JVSPAC shareholders receive as a result of the Business Combination.

Volatility in the price of HBNB Class A Ordinary Shares could subject HBNB to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If HBNB faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm its business.

JVSPAC will be forced to liquidate the Trust Account if it cannot consummate a business combination by April 23, 2025 (unless extended to July 23, 2025). In the event of a liquidation, as of [•], 2025, holders of JVSPAC Public Shares are expected to receive approximately $[•] per share and the JVSPAC Rights will expire worthless.

If JVSPAC is unable to complete a business combination by April 23, 2025 (unless extended to July 23, 2025), and is forced to liquidate, it will be forced to liquidate and, as of [•], 2025, the per-share liquidation distribution is expected to be approximately $[•], without taking into account additional deposits into the Trust Account to further extend the date by which JVSPAC has to consummate a business combination as allowed pursuant to the JVSPAC Charter. Furthermore, there will be no distribution with respect to the JVSPAC Rights, which will expire worthless as a result of JVSPAC’s failure to complete the Business Combination or an initial business combination by April 23, 2025 (unless extended to July 23, 2025).

The Initial Shareholders who own ordinary shares and private placement units will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.

As of the Record Date, the Initial Shareholders owned an aggregate of 1,437,500 JVSPAC Class B Ordinary Shares and 240,000 JVSPAC Class A Ordinary Shares underlying the Private Placement Units. They have waived their right to redeem these shares, or to receive distributions with respect to these shares upon the liquidation of the Trust Account if JVSPAC is unable to consummate a business combination. Based on a market price of $[•] per share on [•], 2025, the value of these shares was approximately $[•] million. The JVSPAC Ordinary Shares acquired by the Initial Shareholders prior to and in connection with the IPO will be worthless if JVSPAC does not consummate a business combination. Consequently, JVSPAC’s directors’ and officers’ discretion in identifying and selecting HBNB as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in the best interest of holders of JVSPAC Public Shares. See the section entitled “Proposal No. 1 — The SPAC Merger Proposal — The Business Combination — Interests of Sponsor and JVSPAC’s Directors and Officers in the Business Combination.”

JVSPAC’s directors and officers may have certain conflicts in determining to recommend the acquisition of HBNB, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a shareholder.

JVSPAC’s management and directors have interests in and arising from the Business Combination that are different from, or in addition to, your interests as a shareholder, which could result in a real or perceived conflict of interest. These interests include the fact that certain of the ordinary shares owned by JVSPAC’s management and directors, or their affiliates and associates, would become worthless if the Business Combination Proposal is not approved and JVSPAC otherwise fails to consummate a business combination prior to the Combination Deadline. Given the difference between (i) the purchase price that the Sponsor paid for the Founder Shares and (ii) the price of the Public Shares, and considering the HBNB Class A Ordinary Shares that the Sponsor will receive upon conversion of the Founder Shares, the Sponsor can earn a positive return on their investment, even if other JVSPAC shareholders have a negative return on their investment in HBNB.

In addition, the Sponsor and JVSPAC’s officers and directors and their affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with the holders of JVSPAC Public Shares. As such, the Sponsor and JVSPAC’s officers and directors may be incentivized to complete a business combination with a less favorable target company or on terms less favorable to holders of JVSPAC Public Shares rather than to liquidate. For more details on the interests of the Sponsor and JVSPAC’s officers and directors, see the section entitled “Proposal No. 1 — The SPAC Merger Proposal — The Business Combination — Interests of Sponsor and JVSPAC’s Directors and Officers in the Business Combination.”

JVSPAC and HBNB have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the combined company if the Business Combination is completed or by JVSPAC if the Business Combination is not completed.

JVSPAC and HBNB expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, JVSPAC expects to incur approximately $[•] million in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by HBNB if the Business Combination is completed or by JVSPAC if the Business Combination is not completed. Furthermore, if the Business Combination is not consummated, JVSPAC may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.

JVSPAC may waive one or more of the conditions to the Business Combination without resoliciting shareholder approval for the Business Combination.

JVSPAC may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The JVSPAC Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the JVSPAC Board determines that a waiver is not sufficiently material to warrant resolicitation of shareholders, JVSPAC has the discretion to complete the Business Combination without seeking further shareholder approval. For example, it is a condition to JVSPAC’s obligations to close the Business Combination that there be no restraining order, injunction or other order restricting the Company Group’s conduct of their business. However, if the JVSPAC Board determines that any such order or injunction is not material to the business of HBNB, then the JVSPAC Board may elect to waive that condition without shareholder approval and close the Business Combination.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the JVSPAC Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit additional votes, and, therefore, the Business Combination will not be completed.

The JVSPAC Board is seeking approval to adjourn the Meeting by the chairman thereof to a later date or dates if, at the Meeting, JVSPAC is unable to consummate the Business Combination due to insufficient number of votes for the SPAC Merger Proposal, the Advisory Governance Proposals or the Nasdaq Proposal. If the Adjournment Proposal is not approved, the JVSPAC Board will not have the ability to adjourn the Meeting to a later date in order to solicit additional votes and, therefore, the Business Combination will not be completed.

The prospects for JVSPAC’s success will be solely dependent upon the business and financial performance of HBNB.

JVSPAC currently intends to complete the Business Combination with the proceeds of the IPO and the sale of the private placement units. By completing the Business Combination with a single entity, JVSPAC’s lack of diversification may subject it to numerous economic, competitive and regulatory risks. Further, JVSPAC would not be able to diversify its operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for JVSPAC’s success will be solely dependent upon the business and financial performance of HBNB.

This lack of diversification may subject JVSPAC to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which HBNB may operate subsequent to the Business Combination.

The completion of the Business Combination is subject to a number of important conditions, and the Merger Agreement may be terminated before the completion of the Business Combination in accordance with its terms. As a result, there is no assurance that the Business Combination will be completed.

The completion of the Business Combination is subject to the satisfaction or waiver, as applicable, of a number of important conditions set forth in the Merger Agreement, including the approval of the Business Combination by the shareholders of JVSPAC, listing approval by Nasdaq and several other customary closing conditions. If these conditions are not satisfied or, if applicable, the Merger Agreement is terminated by JVSPAC or DoubleDragon under which circumstance the transactions contemplated by the Merger Agreement will not consummate, you will not receive any HBNB Class A Ordinary Shares. For more information, see the section entitled “Proposal No. 1 — The SPAC Merger Proposal — The Business Combination — The Merger Agreement.”

A market for HBNB Class A Ordinary Shares may not develop, which would adversely affect the liquidity and price of HBNB Class A Ordinary Shares.

An active trading market for HBNB Class A Ordinary Shares may never develop or, if developed, may not be sustained. You may be unable to sell your HBNB Class A Ordinary Shares unless a market can be established and sustained. This risk will be exacerbated if there is a high level of redemptions of JVSPAC Public Shares in connection with the closing, which leads to a significantly reduced number of public shareholders holding HBNB Class A Ordinary Shares subsequent to the closing.

JVSPAC shareholders will experience immediate dilution as a consequence of the issuance of HBNB Ordinary Shares as consideration in the Business Combination and from other dilution sources. Having a minority share position may reduce the influence that the non-redeeming JVSPAC shareholders have on the management of HBNB upon closing.

The issuance of HBNB Ordinary Shares in the Business Combination will dilute the equity interests of the holders of JVSPAC Public Shares and may adversely affect prevailing market prices for the JVSPAC Public Shares upon closing. The holders of JVSPAC Public Shares who do not redeem their JVSPAC Public Shares will experience dilution from a number of sources to varying degrees in connection with and after the Business Combination. The impact of dilution from the issuance of HBNB Ordinary Shares in connection with and after the Business Combination on a fully diluted basis is as follows:

•        230,000,000 HBNB Ordinary Shares will be issued as consideration in the Business Combination, valued at $10.00 per share. This issuance represents (a) 95.9% and 98.3%, respectively, of the number of HBNB Ordinary Shares that will be outstanding following the consummation of the Business Combination, under the “no redemptions” scenario and the “maximum redemptions” scenario, and (b) 95.9% and 98.3%, respectively, of the total voting power of HBNB Ordinary Shares that will be outstanding following the consummation of the Business Combination, assuming the “no redemptions” scenario and the “maximum redemptions” scenario.

•        1,437,500 Founder Shares and 240,000 JVSPAC Class A Ordinary Shares underlying the Private Placement Units currently held by the Sponsor and JVSPAC Rights underlying the Private Placement Units entitling the Sponsor to receive 60,000 JVSPAC Class A Ordinary Shares will be converted into HBNB Ordinary Shares in the Business Combination, valued at $10.00 per share. These shares represent (a) 0.7% and 0.7%, respectively, of the number of HBNB Ordinary Shares that will be outstanding following the consummation of the Business Combination, under the “no redemptions” scenario and the “maximum redemptions” scenario, and (b) 0.7% and 0.7%, respectively, of the total voting power of HBNB Ordinary Shares that will be outstanding following the consummation of the Business Combination, under the “no redemptions” scenario and the “maximum redemptions” scenario.

•        600,000 HBNB Ordinary Shares will be issued to HBNB’s financial adviser for the Business Combination, a third-party consultant. This issuance represents (a) 0.3% and 0.3%, respectively, of the number of HBNB Ordinary Shares that will be outstanding following the consummation of the Business Combination, under the “no redemptions” scenario and the “maximum redemptions” scenario, and (b) 0.3% and 0.3%, respectively, of the total voting power of HBNB Ordinary Shares that will be outstanding following the consummation of the Business Combination, assuming the “no redemptions” scenario and the “maximum redemptions” scenario.

•        500,000 HBNB Ordinary Shares may be issued as a bonus to the directors, executives, managers, advisors and employees of HBNB, its subsidiaries and/or parent companies, as determined at the relevant time if HBNB’s reported consolidated revenue for fiscal year 2025, as set forth in its annual audited consolidated financial statements, is at least $113.25 million.

Taking into consideration the foregoing sources of dilution, immediately after the consummation of the Business Combination the JVSPAC Public Shareholders will hold (a) 7,187,500 shares of HBNB Ordinary Shares, or 3.0% of the outstanding HBNB Ordinary Shares, under the “no redemption” scenario and (b) 1,473,500 shares of HBNB Ordinary Shares, or 0.6% of the outstanding HBNB Ordinary Shares, assuming that holders of JVSPAC Public Shares exercise their redemption rights with respect to 5,750,000 JVSPAC Public Shares (the maximum amount of redemption) immediately after the consummation of the Business Combination. Following the consummation of the Business combination, the JVSPAC Public Shareholders will have 3.0% and 0.6%, respectively, of the voting power under the “no redemptions” scenario and the “maximum redemptions” scenario, respectively. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The issuance of additional HBNB Ordinary Shares, including through any of the potential dilution sources, could have the following effects for holders of JVSPAC Public Shares who elect not to redeem their shares:

•        your proportionate ownership interest in HBNB will decrease;

•        the relative voting strength of each previously outstanding HBNB Ordinary Shares will be diminished; and

•        the market price of the HBNB Ordinary Shares may decline.

You are being offered a fixed number HBNB Ordinary Shares, which involves the risk of market fluctuations.

You will receive a fixed number of HBNB Ordinary Shares in the Business Combination, rather than HBNB Ordinary Shares with a fixed market value. Consequently, the market value of HBNB Ordinary Shares, and of the JVSPAC Ordinary Shares at the time of the completion of the Business Combination, may fluctuate significantly from the date of this proxy statement/prospectus, and the exchange ratio in the Business Combination might not be reflective of future market price ratios of HBNB relative to JVSPAC securities. In addition, the market price of JVSPAC Ordinary Shares may be adversely affected by arbitrage activities occurring prior to the completion of the Business Combination. These sales, or the prospects of such sales in the future, could adversely affect the market price for, and the ability to sell in the market, JVSPAC Ordinary Shares before the Business Combination is completed and HBNB Ordinary Shares after the Business Combination is completed.

Your ownership percentage in HBNB will be less than the ownership percentage you currently hold in JVSPAC.

Your ownership percentage in HBNB Ordinary Shares following the Business Combination will be less than your existing ownership percentage in JVSPAC as a result of dilution attributable to the relative equity values of the companies involved in the Business Combination. Immediately after the Business Combination, it is anticipated that (i) the former holders of shares of and/or rights in JVSPAC will hold as a group 3.8% and 1.5%, respectively, of the HBNB Ordinary Shares and (ii) the current shareholders of HBNB will hold as a group 95.9% and 98.3% of the outstanding capital stock of HBNB, assuming the “no redemptions” scenario and the “maximum redemptions” scenario, respectively. As a result, you may have less influence over matters submitted to a vote of HBNB shareholders.

If JVSPAC were deemed to be an investment company under the Investment Company Act, JVSPAC would be required to meet burdensome compliance requirements and its activities would be severely restricted. In that case, unless JVSPAC is able to modify its activities so that it would not be deemed an investment company, JVSPAC would expect to abandon the efforts to complete an initial business combination and instead to liquidate itself.

There is currently uncertainty concerning the applicability of the Investment Company Act of 1940, as amended (the “Investment Company Act”) and the regulations thereunder, to a special purpose acquisition company such as JVSPAC. Notwithstanding an investment of proceeds in government securities, JVSPAC could nevertheless be considered to be operating as an unregistered investment company, and the longer that the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, the greater the risk that JVSPAC may be considered an unregistered investment company.

If JVSPAC is deemed to be an investment company under the Investment Company Act, JVSPAC’s activities would be severely restricted and JVSPAC would be subject to burdensome compliance requirements. Although JVSPAC does not believe that its principal activities will subject itself to regulation as an investment company under the Investment Company Act, if JVSPAC is deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, JVSPAC would be subject to additional regulatory burdens and expenses for which JVSPAC has not allotted funds. As a result, unless JVSPAC were able to modify its activities so that JVSPAC would not be deemed an investment company, JVSPAC would expect to abandon its efforts to complete an initial business combination and instead to liquidate itself. If JVSPAC is required to liquidate and dissolve, its investors would not be able to realize the benefits of owning shares in the post-business combination company, including the potential appreciation in the value of JVSPAC’s shares and rights following such a transaction. In addition, in the event of JVSPAC’s liquidation and dissolution, JVSPAC’s rights would expire worthless.

HBNB’s earnout target and certain estimates of market opportunity included in this proxy statement/prospectus rely in large upon assumptions and analyses. If these assumptions or analyses prove to be incorrect, HBNB’s actual operating and financial results may fall materially short of its earnout target.

The earnout target and market opportunity estimates appearing elsewhere in this proxy statement/prospectus reflect estimates as of the date stipulated. Whether HBNB will be able to achieve its earnout target depends on a number of factors, many of which are subject to significant uncertainties and contingencies that are difficult to predict and are beyond HBNB’s and JVSPAC’s control, including, but not limited to:

•        the general addressable market for HBNB’s services and other relevant markets in general;

•        success and timing of HBNB’s business strategy;

•        competition, including from established and future competitors;

•        whether HBNB can obtain sufficient capital to develop its projects and sustain and grow its business;

•        HBNB’s ability to manage its growth;

•        whether HBNB can manage relationships with certain third-party service providers;

•        the number of reservations that actually convert into unit purchases;

•        HBNB’s ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel; and

•        the overall strength and stability of domestic and international economies, including the hospitality and real estate industries.

Furthermore, market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimated addressable market may not materialize for many years, if ever, and even if the market meets the size estimates and growth forecasted in this proxy statement/prospectus, HBNB’s business could fail to grow at similar rates. Any unfavorable changes in any of those factors listed above could materially and adversely affect the financial conditions, business, results of operations and prospects of HBNB.

The failure of actual financial results of HBNB to meet the earnout objective as disclosed elsewhere in this proxy statement/prospectus may adversely affect the future financial conditions, results of operations and prospects of HBNB.

Although the earnout objective of HBNB are included in this proxy statement/prospectus, being able to achieve such earnout objective is subject to significant uncertainties and contingencies that are difficult to predict and are beyond the control of HBNB and JVSPAC. For example, the reservations for purchase of HBNB’s units may not result in completed sales because reservations are cancellable and fully refundable without penalty until the customers sign the respective sale and purchase agreements. For these reasons, HBNB’s actual sales could differ materially from the number of reservations received. The failure to meet the earnout objective may have an adverse impact on the stock price and prospects of HBNB.

The market price of HBNB Class A Ordinary Shares may be volatile, and could decline substantially, and you may lose some or all of your investment.

Upon consummation of the Business Combination at the closing on the Closing Date, the price of HBNB Class A Ordinary Shares may fluctuate due to a variety of factors, including:

•        changes in the industries in which HBNB operates;

•        developments involving HBNB’s competitors;

•        changes in laws and regulations affecting HBNB’s business;

•        variations in HBNB’s operating performance and the performance of its competitors in general;

•        actual or anticipated fluctuations in HBNB’s operating results;

•        publication of research reports by securities analysts about HBNB or its competitors or its industry;

•        the public’s reaction to HBNB’s press releases, posts on social media, its other public announcements and its filings with the SEC;

•        actions by holders in respect of any of their HBNB Class A Ordinary Shares;

•        additions and departures of key personnel;

•        commencement of, or involvement in, litigation involving HBNB;

•        changes in HBNB’s capital structure, such as future issuances of securities or the incurrence of debt;

•        the volume of HBNB Class A Ordinary Shares available for public sale; and

•        general economic and political conditions, such as the effects of epidemics/pandemics, recessions, volatility in the markets, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.

HBNB Class A Ordinary Shares will be issued as consideration for the Business Combination, and HBNB may issue additional HBNB Class A Ordinary Shares or other equity or convertible debt securities without approval of the public holders of HBNB Class A Ordinary Shares, which would dilute existing ownership interests and may depress the market price of HBNB Class A Ordinary Shares.

It is anticipated that, following the Business Combination, (i) former HBNB shareholders are expected to own 95.9% of the outstanding HBNB Class A Ordinary Shares, constituting 95.9% of the voting power of the HBNB Ordinary Shares voting together as a single class, (ii) former holders of JVSPAC shares and rights are expected to own 3.8% of the outstanding HBNB Class A Ordinary Shares, constituting 3.8% of the voting power of the HBNB Ordinary Shares, and (iii) the Sponsor, the affiliates of the Sponsor and JVSPAC directors are expected to own 0.7% of the outstanding HBNB Class A Ordinary Shares, constituting 0.7% of the voting power of the HBNB Ordinary Shares voting together as a single class. These percentages assume (i) the Earnout Shares are fully vested and not cancelled and (ii) the “no redemptions” scenario. If the actual facts differ from these assumptions, these percentages will differ.

HBNB will continue to require significant capital investment to support its business, and HBNB may issue additional HBNB Class A Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the HBNB Class A Ordinary Shares in certain circumstances.

HBNB’s issuance of additional HBNB Class A Ordinary Shares or convertible debt securities of equal or senior rank would have the following effects: (i) the proportional ownership of HBNB’s existing shareholders in HBNB may decrease; (ii) the amount of cash available per HBNB Class A Ordinary Share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of each previously outstanding HBNB Class A Ordinary Share may be diminished; and (iv) the market price of HBNB Class A Ordinary Shares may decline. See the section entitled “Description of HBNB Ordinary Shares — Ordinary Shares.”

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of JVSPAC’s securities (or HBNB Class A Ordinary Shares upon closing) may decline.

The market price of JVSPAC’s securities (or HBNB Class A Ordinary Shares upon closing) may decline as a result of the Business Combination if:

•        JVSPAC does not achieve the perceived benefits of the acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts; or

•        the effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing stock prices.

If securities and industry analysts do not publish research or publish inaccurate or unfavorable research or cease publishing research about HBNB, the price and trading volume of HBNB Class A Ordinary Shares could decline significantly.

The trading market for HBNB Class A Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about HBNB or its business. HBNB may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of HBNB, or if these securities or industry analysts are not widely respected within the general investment community, the demand for HBNB Class A Ordinary Shares could decrease, which might cause its price and trading volume to decline significantly. In the event that HBNB obtains securities or industry analyst coverage, if one or more of the analysts who cover HBNB downgrade their assessment of HBNB or publish inaccurate or unfavorable research about HBNB’s business, the market price and liquidity for HBNB Class A Ordinary Shares could be negatively impacted.

Future sales, or the possibility of future sales of, a substantial number of HBNB Ordinary Shares may depress the price of such securities.

Future sales of a substantial number of HBNB Ordinary Shares in the public market after the closing of the Business Combination, or the perception that these sales might occur, could depress the market price of HBNB Ordinary Shares and could impair its ability to raise capital through the sale of additional equity securities.

Market volatility could impact the stock price and trading volume of the HBNB Class A Ordinary Shares.

The trading market for the HBNB Class A Ordinary Shares could be impacted by market volatility. While HBNB does not believe that it is more likely to be affected by market volatility than other public companies, recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for the HBNB Class A Ordinary Shares.

A possible “short squeeze” due to a sudden increase in demand of HBNB Class A Ordinary Shares that largely exceeds supply may lead to price volatility in the HBNB Class A Ordinary Shares. Investors may purchase HBNB Class A Ordinary Shares to hedge existing exposure or to speculate on the price of the HBNB Class A Ordinary Shares. Speculation on the price of HBNB Class A Ordinary Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of HBNB Class A Ordinary Shares available for purchase (for example, in the event that large redemption requests dramatically affect liquidity), investors with short exposure may have to pay a premium to repurchase HBNB Class A Ordinary Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the HBNB Class A Ordinary Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the HBNB Class A Ordinary Shares that are not directly correlated to the operating performance of HBNB.

If JVSPAC’s security holders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of JVSPAC’s securities.

The Initial Shareholders are entitled to make a demand that JVSPAC registers the resale of the Initial Shareholders’ insider shares at any time and from time to time on or after the date JVSPAC consummates the Business Combination. Additionally, the Initial Shareholders and JVSPAC’s officers and directors are entitled to demand that JVSPAC register the resale of the shares underlying any securities the Initial Shareholders and JVSPAC’s officers and directors and their affiliates may be issued in payment of promissory notes or working capital loans made to JVSPAC at any time after JVSPAC consummates a business combination. If such persons exercise their registration rights with respect to all of their securities, then there will be an additional 1,737,500 ordinary shares eligible for trading in the public market. The presence of these additional ordinary shares trading in the public market may have an adverse effect on the market price of HBNB’s securities. The Initial Shareholders may sell all or a significant portion of these shares upon registration of such shares for resale even if the then trading price of HBNB’s securities is considerably lower than the current trading price of the JVSPAC Ordinary Shares, which may further exacerbate the ability of securities of JVSPAC (or HBNB upon closing) to trade at a premium to its current market price.

Becoming a public company through a business combination rather than an underwritten offering presents risks to unaffiliated investors of HBNB. Subsequent to the completion of the Business Combination, HBNB may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of HBNB securities, which could cause HBNB shareholders to lose some or all of their investment.

A traditional initial public offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of proving that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the business, financial condition and results of operations of the issuer and its subsidiaries. In a traditional initial public offering, investors may be able to recover damages from the underwriters in the event of misstatements and omissions in the registration statement and unavailability of the due diligence defense. Going public via a business combination with a special purpose acquisition company (“SPAC”) does not involve any underwriters and may therefore result in less extensive vetting of the operating company’s information that is presented to the public. In addition, going public via a business combination with a SPAC does not involve a book-building process as is the case in a traditional initial public offering. In a traditional initial public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a business combination involving a SPAC, the value of the target company is established by means of negotiations between the target company and the SPAC. The process of establishing the value of a target company in a SPAC business combination may be less effective than a traditional initial public offering book-building process and also does not reflect events that may have occurred between the date of the Merger Agreement and the closing.

In addition, while traditional initial public offerings are sometimes oversubscribed, resulting in additional potential demand for shares in the after-market following the initial public offering, there is no comparable process of generating investor demand in connection with a business combination between a target company and a SPAC, which may result in lower demand for HBNB’s securities after the closing, and in turn could decrease liquidity and trading prices as well as increase the trading volatility of HBNB securities. Based on the assumptions set out elsewhere in this proxy statement/prospectus, out of the aggregate 239,783,750 HBNB Ordinary Shares issued and outstanding upon consummation of the Business Combination, (i) DDPC, Hotel101 Worldwide and DoubleDragon will receive 195,500,000 HBNB Ordinary Shares and (ii) the Key Executives (of HBNB and DoubleDragon), including Edgar J. Sia II (“Mr. Sia”) and Tony Tan Caktiong (“Dr. Tan Caktiong”), will receive 34,500,000 HBNB Ordinary Shares. DoubleDragon is controlled by Mr. Sia and Dr. Tan Caktiong while DDPC and Hotel101 Worldwide are subsidiaries of, and are controlled by, DoubleDragon. Therefore, Mr. Sia will beneficially own 215,049,984 HBNB Class A Ordinary Shares, constituting 89.7% of the aggregate outstanding HBNB Class A Ordinary Shares, and 89.7% of the voting power of the HBNB Ordinary Shares voting together as a single class, assuming the “no redemptions” scenario. Likewise, Dr. Tan Caktiong will beneficially own 198,950,004 HBNB Class A Ordinary Shares, constituting 83.0% of the aggregate outstanding HBNB Class A Ordinary Shares, and 83.0% of the voting power of the HBNB Ordinary Shares voting together as a single class, assuming the “no redemptions” scenario. This concentration of ownership may discourage, delay or prevent a change in control which could deprive shareholders of an opportunity to receive a premium to the trading price for the shares as part of a sale of HBNB, and in turn could affect the market demand for HBNB securities.

Becoming a public company through a business combination rather than an underwritten offering, as HBNB is seeking to do, presents risks to unaffiliated investors as described above. As a result, HBNB, as the post-Business Combination company, may be forced to later write down or write off assets, restructure its operations, or incur impairment or other charges that could result in it reporting losses. Additionally, unexpected risks may arise and previously known risks may materialize. Even though these charges may be non-cash items and not have an immediate impact on HBNB’s liquidity, the fact that HBNB reports charges of this nature could contribute to negative market perceptions about it or its securities. In addition, charges of this nature may make it difficult for HBNB to obtain future financing on favorable terms or at all.

The requirements of being a public company may strain HBNB’s resources, divert HBNB management’s attention and affect HBNB’s ability to attract and retain qualified board members.

HBNB will be subject to the reporting requirements of the Securities Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, HBNB will incur additional legal, accounting and other expenses following the completion of the Business Combination. These expenses may increase even more if HBNB no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that HBNB file annual and current reports with respect to its business and operating results. The Sarbanes-Oxley Act requires, among other things, that HBNB maintains effective disclosure controls and procedures and internal control over financial reporting. HBNB may need to hire more employees post-Business Combination or engage outside consultants to comply with these requirements, which will increase its post-Business Combination costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. HBNB expects these laws and regulations to increase its legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although HBNB is currently unable to estimate these costs with any degree of certainty.

Many members of HBNB’s management team will have limited experience managing a publicly traded company in the U.S., interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the U.S. HBNB’s management team may not successfully or efficiently manage the transition to being a public company in the U.S. subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company in the U.S. may divert management’s attention from implementing HBNB’s growth strategy, which could prevent HBNB from improving its business, financial condition and results of operations. Furthermore, HBNB expects these rules and regulations to make it more difficult and more expensive for HBNB to obtain director and officer liability insurance, and consequently HBNB may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on HBNB’s business, financial condition, results of operations and prospects. These factors could also make it more difficult for HBNB to attract and retain qualified members of its board of directors, particularly to serve on HBNB’s audit committee, and to attract and retain qualified executive officers.

As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company in the U.S., HBNB’s business and financial condition will become more visible, which HBNB believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, HBNB’s business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in HBNB’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on its business, financial condition, results of operations, prospects and reputation.

The announcement of the Business Combination could disrupt HBNB’s, Hotel101 Global’s and HOA’s relationships with their customers, members, providers, business partners and others, as well as their operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed Transactions, risks relating to the impact of the announcement of the Business Combination on HBNB’s, Hotel101 Global’s and HOA’s respective business include the following:

•        its employees may experience uncertainty about their future roles, which might adversely HBNB’s, Hotel101 Global’s or HOA’s, as applicable, ability to retain and hire key personnel and other employees;

•        customers, business partners and other parties with which HBNB, Hotel101 Global or HOA, as applicable, maintains business relationships may experience uncertainty about its future and seek alternative relationships;

•        third parties may seek to alter their business relationships with HBNB, Hotel101 Global or HOA, as applicable, or fail to extend an existing relationship with HBNB, Hotel101 Global or HOA, as applicable; and

•        HBNB and Hotel101 Global have expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed SPAC Merger.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact HBNB’s, Hotel101 Global’s and HOA’s results of operations and cash available to fund their respective businesses.

It is not expected that HBNB will pay dividends in the foreseeable future after the Business Combination. Accordingly, you may not receive any return on investment unless you sell your HBNB Ordinary Shares for a price greater than the price you paid for the JVSPAC Public Shares.

It is expected that HBNB will retain most, if not all, of its available funds and any future earnings after the Business Combination to fund the development and growth of its business. As a result, it is not expected that HBNB will pay any cash dividends in the foreseeable future.

Following completion of the Business Combination, HBNB’s board of directors will have complete discretion as to whether to distribute dividends. Even if HBNB’s board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by HBNB from subsidiaries, HBNB’s financial condition, contractual restrictions and other factors deemed relevant by HBNB’s board of directors. There is no guarantee that the HBNB Ordinary Shares will appreciate in value after the Business Combination or that the trading price of the HBNB Ordinary Shares will not decline.

HBNB is an “emerging growth company,” as defined under the federal securities laws, and HBNB cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the HBNB Class A Ordinary Shares less attractive to investors.

HBNB is an “emerging growth company,” as defined in the Securities Act, and HBNB intends to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, among other things, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding shareholder advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, holders of HBNB Ordinary Shares may not have access to certain information that they may deem important.

HBNB will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which HBNB has total annual gross revenues of at least $1.235 billion or (c) in which HBNB is deemed to be a large accelerated filer, which means the market value of HBNB’s shares that is held by non-affiliates exceeds $700 million as of the last business day of HBNB’s prior second fiscal quarter, and (ii) the date on which HBNB issued more than $1.0 billion in non-convertible debt during the prior three-year period.

HBNB cannot predict if investors will find HBNB Class A Ordinary Shares less attractive because it may rely on these exemptions. If some investors find HBNB Class A Ordinary Shares less attractive as a result, there may be a less active trading market for HBNB Class A Ordinary Shares and the price of HBNB Class A Ordinary Shares may be more volatile. Further, there is no guarantee that the exemptions available to HBNB under the JOBS Act will result in significant savings. To the extent that HBNB chooses not to use exemptions from various reporting requirements under the JOBS Act, it will incur additional compliance costs, which may impact HBNB’s financial condition.

HBNB will be a “controlled company” within the meaning of the Nasdaq corporate governance rules and as a result will qualify for, and intends to rely on, exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. In addition, the interests of certain significant shareholders of HBNB may not be the same as those of other shareholders.

Under the Nasdaq corporate governance rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements. Based on the assumptions set out elsewhere in this proxy statement/prospectus, out of the aggregate 239,783,750 HBNB Ordinary Shares issued and outstanding upon consummation of the Business Combination, (i) DDPC, Hotel101 Worldwide and DoubleDragon will receive 195,500,000 HBNB Ordinary Shares and (ii) the Key Executives (of HBNB and DoubleDragon), including Mr. Sia and Dr. Tan Caktiong, will receive 34,500,000 HBNB Ordinary Shares. DoubleDragon is controlled by Mr. Sia and Dr. Tan Caktiong while DDPC and Hotel101 Worldwide are subsidiaries of, and are controlled by, DoubleDragon. Therefore, Mr. Sia will beneficially own 215,049,984 HBNB Class A Ordinary Shares, constituting 89.7% of the aggregate outstanding HBNB Class A Ordinary Shares, and 89.7% of the voting power of the HBNB Ordinary Shares voting together as a single class, assuming the “no redemptions” scenario. Likewise, Dr. Tan Caktiong will beneficially own 198,950,004 HBNB Class A Ordinary Shares, constituting 83.0% of the aggregate outstanding HBNB Class A Ordinary Shares, and 83.0% of the voting power of the HBNB Ordinary Shares voting together as a single class, assuming the “no redemptions” scenario. As such, HBNB will be eligible to take advantage of the “controlled company” exemption. A “controlled company” may elect not to comply with certain Nasdaq corporate governance requirements, including an exemption from the requirements (i) that a majority of the board of directors must be independent directors; (ii) for an annual performance evaluation of the nominating, corporate governance and compensation committees; and (iii) to establish a nominating and corporate governance committee and a compensation committee, each composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. HBNB intends to rely on such “controlled company” exemptions and may continue to rely on all or some of these exemptions in the future. Accordingly, shareholders of HBNB will not have the same protections afforded to shareholders of companies that are subject to all to the Nasdaq corporate governance requirements.

In addition, if the interests of DoubleDragon, Mr. Sia and Dr. Tan Caktiong conflict with the interests of other shareholders of HBNB, there can be no assurance that DoubleDragon, Mr. Sia and Dr. Tan Caktiong will not cause HBNB to take action in a manner which might differ from the interests of other shareholders.

HBNB will be a foreign private issuer and, as a result, it will not be subject to U.S. proxy rules but will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

Upon the closing of the Business Combination, HBNB will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because HBNB qualifies as a foreign private issuer under the Exchange Act and will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers will be required to file their annual report on Form 20-F by 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though HBNB is contractually obligated and intends to make interim reports available to HBNB’s shareholders, copies of which HBNB is required to furnish to the SEC on a Form 6-K, and even though HBNB is required to file reports on Form 6-K or distribute to HBNB’s shareholders and that is material to HBNB, the information HBNB is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by United States domestic issuers and, as a result, you may not have the same protections afforded to shareholders of companies that are United States domestic issuers.

HBNB may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, HBNB is a foreign private issuer, and therefore HBNB is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to HBNB on June 30, 2025. In the future, HBNB would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or if HBNB fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If HBNB loses its foreign private issuer status, HBNB will be required to file with the SEC, as frequently or as promptly as U.S. domestic issuers, periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. HBNB will also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, HBNB will lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, HBNB would incur significant additional legal, accounting and other expenses that HBNB will not incur as a foreign private issuer, which could have a material adverse effect on HBNB’s results of operations.

As an exempted company incorporated in the Cayman Islands, HBNB is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to holders of HBNB Class A Ordinary Shares than they would enjoy if HBNB complied fully with Nasdaq corporate governance listing standards.

HBNB is an exempted company incorporated in the Cayman Islands, and, after the consummation of the Business Combination at the closing on the Closing Date, is expected to be listed on Nasdaq. Nasdaq market rules permit a foreign private issuer like HBNB to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is HBNB’s home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Among other things, HBNB is not required to have: (i) a majority of the board of directors consist of independent directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year.

To the extent HBNB chooses to follow home country practice with respect to corporate governance matters, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies. See the section entitled “Directors and Officers After the Transactions — Corporate Governance Practices.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because HBNB is incorporated under the law of the Cayman Islands, HBNB conducts a substantial portion of its operations outside of the United States and a majority of its directors and executive officers reside outside of the United States.

HBNB is an exempted company limited by shares incorporated under the laws of the Cayman Islands, and following the Business Combination, will conduct a substantial portion of its operations through Hotel101 Global outside the United States. A substantial portion of HBNB’s assets is located outside of the United States. A majority of HBNB’s officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against HBNB or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the Southeast Asian region could render you unable to enforce a judgment against HBNB’s assets or the assets of HBNB’s directors and officers.

In addition, HBNB’s corporate affairs will be governed by the amended and restated memorandum and articles of association of HBNB, the Cayman Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of HBNB’s ordinary shareholders and the fiduciary duties of HBNB’s directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Shareholders of Cayman Islands exempted companies like HBNB have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. HBNB’s directors will have discretion under the amended and restated memorandum and articles of association of HBNB to determine whether or not, and under what conditions, HBNB’s corporate records may be inspected by its ordinary shareholders, but HBNB is not obliged to make them available to the ordinary shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder to motion or to solicit proxies from other shareholders in connection with a proxy contest. See the section entitled “Description of HBNB Ordinary Shares — Ordinary Shares — Inspection of Books and Records.”

Certain corporate governance practices in the Cayman Islands, which is HBNB’s home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent HBNB chooses to follow home country practice with respect to corporate governance matters, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See the section entitled “Directors and Officers After the Transactions — Corporate Governance Practices.”

As a result of all of the above, HBNB’s shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

JVSPAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for JVSPAC to complete a business combination even though holders of the JVSPAC Public Shares elected to redeem a substantial majority of the JVSPAC Public Shares in connection with the Business Combination.

JVSPAC’s current charter does not provide a specified maximum redemption threshold. As a result, JVSPAC may be able to complete the merger even though holders of a substantial majority of the JVSPAC Public Shares have redeemed their shares in connection with the Business Combination. Consummating an initial business combination after a substantial amount of redemptions could have an adverse effect on JVSPAC’s business, liquidity, financial condition and operating results.

HBNB’s financial statements as of December 31, 2024 included a liquidity footnote.

HBNB sustained losses from March 13, 2024, its date of inception, to December 31, 2024 which resulted in accumulated losses of $42,795 as of December 31, 2024. The losses were mainly due to the operating expenses of HBNB. These factors raise significant doubt about HBNB’s ability to continue as a going concern for at least twelve months from the end of the reporting period. The significant doubt is alleviated, however, as the ultimate holding company has undertaken to provide the necessary financial support to enable HBNB to continue its operations as a going concern and to meet its liabilities as and when they fall due. The ultimate holding company also pledged not to enforce its right to collect from HBNB any advances made and working capital loans extended until such time that HBNB has the ability to repay them. The consolidated financial statements of HBNB have been prepared on a going concern basis.

Hotel101 Global’s financial statements as of June 30, 2024 included a liquidity footnote.

Hotel101 Global sustained losses in 2023 and for the six months ended June 30, 2024 which resulted in accumulated losses of $4,187.1 thousand and $2,378.3 thousand as of June 30, 2024 and December 31, 2023, respectively. The losses were mainly due to the high start-up costs for Hotel101 Global as Hotel101 Global continues to expand globally. As of June 30, 2024, Hotel101 Global’s cash and cash equivalents amounted to $10,793,655. These factors raise significant doubt about Hotel101 Global’s ability to continue as a going concern for at least twelve months from the end of the reporting period. The significant doubt is alleviated, however, as the ultimate holding company has undertaken to provide the necessary financial support to enable Hotel101 Global to continue its operations as a going concern and to meet its liabilities as and when they fall due. The ultimate holding company also pledged not to enforce its right to collect from Hotel101 Global any advances made and working capital loans extended until such time that Hotel101 Global has the ability to repay them. The consolidated financial statements of Hotel101 Global have been prepared on a going concern basis.

JVSPAC’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about JVSPAC’s ability continue as a “going concern.”

As of [•], 2025, JVSPAC had approximately $[•] in cash outside of the Trust Account, and working capital deficit of $[•]. Further, JVSPAC has incurred and expects to continue to incur significant costs as a public company (for legal, financial reporting, accounting and auditing compliance), as well as expenses in connection with its proposed initial business combination with HBNB. JVSPAC cannot assure you that any efforts to raise capital (if required) or to consummate an initial business combination (including the proposed Business Combination with HBNB) will be successful. These factors, among others, raise substantial doubt about JVSPAC’s ability to continue as a going concern. JVSPAC’s financial statements contained in this proxy statement/prospectus do not include any adjustments that might result from JVSPAC’s inability to continue as a going concern.

The Business Combination may be a taxable event for U.S. Holders of JVSPAC Public Shares.

Subject to the limitations and qualifications described in the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Holders — The Business Combination — Consequences of the Business Combination,” the Company Amalgamation and the SPAC Merger, taken together with other portions of the transactions contemplated in the Merger Agreement, viewed as an integrated transaction, are intended to qualify as an exchange described in Section 351(a) of the Code. However, there can be no assurance that the U.S. Internal Revenue Service will not successfully challenge this position, and if so then the exchange of JVSPAC Public Shares for HBNB Ordinary Shares will be a taxable exchange, and the tax consequences described herein will be materially different from those described below. The requirements for tax-free treatment are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are beyond JVSPAC’s and HBNB’s control. To the extent the Business Combination does not so qualify, it could result in the imposition of substantial taxes to the holders of JVSPAC Public Shares.

Assuming that the transactions described above qualify as an exchange described in Section 351(a) of the Code, a U.S. Holder that receives HBNB Ordinary Shares in exchange for JVSPAC Public Shares in the SPAC Merger would generally not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the HBNB Ordinary Shares received in the SPAC Merger by a U.S. Holder would be equal to the adjusted tax basis of the JVSPAC Public Shares exchanged therefor. The holding period of the HBNB Ordinary Shares should include the holding period during which the JVSPAC Public Shares exchanged therefor were held by such U.S. Holder.

Even if the Business Combination otherwise qualifies as an exchange described in Section 351(a) of the Code, U.S. Holders may be required to recognize gain (but not loss) on account of the application of the Passive Foreign Investment Company rules, as described in more detail under “Material Tax Considerations — Material U.S. Federal Income Tax Consideration — U.S. Holders — The Business Combination — Tax Consequences of the Business Combination to U.S. Holders of JVSPAC Public Shares — Application of the Passive Foreign Investment Company Rules to the Business Combination.”

The tax consequences of the Business Combination are complex and will depend on your particular circumstances. For additional discussion of the U.S. federal income tax treatment of the Business Combination, see the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Holders — The Business Combination — Tax Consequences of the Business Combination to U.S. Holders of JVSPAC Public Shares.” Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination.

Risks Related to Redemption

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” “our company,” and “JVSPAC” in this section “Risks Related to Redemption” refer to JVSPAC Acquisition Corp. Additional risk factors not presently known to JVSPAC or that it currently deems immaterial may also impair JVSPAC’s business or results of operations. JVSPAC may disclose changes to such risk factors or disclose additional risk factors from time to time in JVSPAC’s future filings with the SEC.

If holders of JVSPAC Public Shares fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their JVSPAC Public Shares for a pro rata portion of the funds held in the Trust Account.

A holder of JVSPAC Public Shares will be entitled to receive cash for any JVSPAC Public Shares to be redeemed only if such holder of JVSPAC Public Shares: (i) holds JVSPAC Public Shares; (ii) submits a written request to Continental, JVSPAC’s transfer agent, in which it (a) requests that JVSPAC redeem all or a portion of its JVSPAC Public Shares for cash, and (b) identifies itself as a beneficial holder of the JVSPAC Public Shares and provides its legal name, phone number, and address; and (iii) delivers its share certificates (if any) and other redemption forms (as applicable) to Continental physically or electronically through DTC. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to [• A.M./P.M.], Eastern Time, on [•], 2025 (two business days before the Extraordinary General Meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a holder of JVSPAC Public Shares’ broker and/or clearing broker, DTC and Continental, will need to act to facilitate this request. It is JVSPAC’s understanding that holders of JVSPAC Public Shares should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because JVSPAC does not have any control over this process or over the brokers or over DTC, it may take longer than two weeks to obtain a physical share certificate. If it takes longer than anticipated to obtain a physical certificate, holders of JVSPAC Public Shares who wish to redeem their JVSPAC Public Shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares. If the Business Combination is consummated, and if a holder of JVSPAC Public Shares properly exercises its right to redeem all or a portion of the JVSPAC Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, JVSPAC will redeem such JVSPAC Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the amount on deposit in the trust account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to JVSPAC for tax purposes. For illustrative purposes, as of [•], 2025, this would have amounted to approximately $[•] per issued and outstanding share. If a holder of JVSPAC Public Shares exercises its redemption rights in full, then it will be electing to exchange its JVSPAC Public Shares for cash and will no longer own JVSPAC Public Shares. See the section entitled “Extraordinary General Meeting of JVSPAC Shareholders — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your JVSPAC Public Shares for cash. Holders of JVSPAC Rights have no Redemption Rights and are unaffected by the foregoing.

JVSPAC is requiring shareholders who wish to redeem their JVSPAC Public Shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

JVSPAC is requiring shareholders who wish to redeem their JVSPAC Class A Ordinary Shares to either tender their certificates to Continental or to deliver their JVSPAC Class A Ordinary Shares to Continental electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System at least two business days before the Extraordinary General Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

In order to obtain a physical certificate, a shareholder’s broker and/or clearing broker, DTC and Continental will need to act to facilitate this request. It is JVSPAC’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from Continental. However, because we do not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical share certificate. While we have been advised that it takes a short time to deliver shares through the DWAC System, we cannot assure you of this fact.

Accordingly, if it takes longer than JVSPAC anticipates for shareholders to deliver their JVSPAC Class A Ordinary Shares, shareholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their JVSPAC Class A Ordinary Shares.

JVSPAC will require holders of JVSPAC Public Shares who wish to redeem their JVSPAC Public Shares in connection with the Business Combination to comply with specific requirements for redemption described above, such redeeming shareholders may be unable to sell their securities when they wish to in the event that the Business Combination is not consummated.

If JVSPAC requires holders of JVSPAC Public Shares who wish to redeem their JVSPAC Class A Ordinary Shares in connection with the proposed Business Combination to comply with specific requirements for redemption as described above and the Business Combination is not consummated, JVSPAC will promptly return such certificates to its redeeming holders of JVSPAC Public Shares. Accordingly, investors who attempted to redeem their JVSPAC Public Shares in such a circumstance will be unable to sell their securities after the failed acquisition until JVSPAC has returned their securities to them. The market price for JVSPAC Class A Ordinary Shares may decline during this time and you may not be able to sell your securities when you wish to, even while other shareholders that did not seek redemption may be able to sell their securities.

If a holder of JVSPAC Public Shares fails to receive notice of JVSPAC’s offer to redeem JVSPAC Public Shares in connection with the Business Combination, or fails to comply with the procedures required to redeem its shares, such shares may not be redeemed.

If, despite JVSPAC’s compliance with the proxy rules, a holder of JVSPAC Public Shares fails to receive JVSPAC’s proxy materials, such holder of JVSPAC Public Shares may not become aware of the opportunity to redeem his, her, or its JVSPAC Public Shares. In addition, the proxy materials that JVSPAC is furnishing to holders of JVSPAC Public Shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem the JVSPAC Public Shares. In the event that a holder of JVSPAC Public Shares fails to comply with these procedures, its JVSPAC Public Shares may not be redeemed. Please see the section titled “Extraordinary General Meeting of JVSPAC Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If a holder of JVSPAC Public Shares or a “group” of holders of JVSPAC Public Shares are deemed to hold in excess of 15% of JVSPAC Public Shares, that holder of JVSPAC Public Shares or holders of JVSPAC Public Shares will lose the ability to redeem all such shares in excess of 15% of JVSPAC Public Shares, absent JVSPAC’s consent.

A holder of JVSPAC Public Shares, together with any affiliate of such shareholder or any other person with whom such holder of JVSPAC Public Shares is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the JVSPAC Public Shares, which is referred to as the “Excess Shares.” Accordingly, if a holder of JVSPAC Public Shares, alone or acting in concert or as a group, seeks to redeem more than 15% of the JVSPAC Public Shares, then any such Excess Shares would not be redeemed for cash, without JVSPAC’s prior consent. However, such holder of JVSPAC Public Shares may vote all their shares (including Excess Shares) for or against the Business Combination. The inability of a holder of JVSPAC Public Shares to redeem its Excess Shares will reduce such holder’s influence over JVSPAC’s ability to complete the Business Combination and such holder of JVSPAC Public Shares could suffer a material loss on such holder’s investment in JVSPAC if such holder sells its Excess Shares in open market transactions. Additionally, a holder of JVSPAC Public Shares will not receive redemption distributions with respect to the Excess Shares if JVSPAC completes the Business Combination. As a result, such holder of JVSPAC Public Shares will continue to hold that number of JVSPAC Public Shares exceeding 15% and, in order to dispose of such shares, would be required to sell such shares in open market transactions, potentially at a loss.

There is no guarantee that a JVSPAC Public Shareholder’s decision whether to redeem its JVSPAC Public Shares for a pro rata portion of the Trust Account will put such JVSPAC Public Shareholder in a better future economic position.

JVSPAC can give no assurance as to the price at which a holder of JVSPAC Public Shares may be able to sell its HBNB Class A Ordinary Shares or other relevant securities in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the share price of HBNB Class A Ordinary Shares or other relevant securities, and may result in a lower value realized now than a holder of JVSPAC Public Shares might realize in the future had the holder of JVSPAC Public Shares not redeemed its shares. Similarly, if a holder of JVSPAC Public Shares does not redeem its JVSPAC Public Shares, the holder of JVSPAC Public Shares will bear the risk of ownership of the HBNB Class A Ordinary Shares or other relevant securities after the consummation of the Business Combination or any initial business combination, and there can be no assurance that a holder of JVSPAC Public Shares can sell his, her or its HBNB Class A Ordinary Shares or other relevant securities in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A holder of JVSPAC Public Shares should consult its own financial advisor for assistance on how this may affect his, her, or its individual situation.

In the event that a significant number of JVSPAC Public Shares are redeemed, HBNB Class A Ordinary Shares may become less liquid following the Business Combination.

If a significant number of JVSPAC Public Shares are redeemed, JVSPAC (and HBNB after closing) may be left with a significantly smaller number of shareholders. As a result, trading in the HBNB Class A Ordinary Shares may be limited and your ability to sell your HBNB Class A Ordinary Shares in the market could be adversely affected. HBNB intends to apply to list the HBNB Class A Ordinary Shares on Nasdaq, and Nasdaq may not list the HBNB Class A Ordinary Shares, which could limit investors’ ability to make transactions in the HBNB Class A Ordinary Shares and subject HBNB to additional trading restrictions.

The U.S. federal income tax consequences of U.S. Holders of JVSPAC Public Shares exercising redemption rights.

In the event a U.S. Holder elects to exercise its redemption rights to receive cash in exchange for its JVSPAC Public Shares, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the JVSPAC Public Shares under Section 302 of the Code or is treated as a distribution with respect to such shares under Section 301 of the Code and whether JVSPAC would be characterized as a PFIC. The U.S. federal income tax consequences of exercising redemption rights will depend on each holder’s particular circumstances. All holders of JVSPAC Public Shares considering exercising their redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws.

EXTRAORDINARY GENERAL MEETING OF JVSPAC SHAREHOLDERS

General

JVSPAC is furnishing this proxy statement/prospectus to the JVSPAC Shareholders as part of the solicitation of proxies by the JVSPAC Board for use at the Extraordinary General Meeting of JVSPAC Shareholders to be held on [•], 2025 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about [•], 2025 in connection with the vote on the Proposals. This proxy statement/prospectus provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Extraordinary General Meeting.

Date, Time and Place

The Extraordinary General Meeting will be held at [•] [a.m./p.m.], Eastern Time, on [•], 2025 and conducted at the offices of Loeb & Loeb LLP at, 345 Park Avenue, New York, NY 10154 and virtually via live webcast at https://[•], or such other date, time and place to which such meeting may be adjourned or postponed, for the purposes set forth in the accompanying notice. We encourage shareholders to attend the extraordinary general meeting virtually. We are pleased to utilize the virtual shareholders meeting technology to provide ready access and cost savings for our shareholders and JVSPAC. The virtual meeting format allows attendance from any location in the world. You will be able to attend, vote your shares, view the list of shareholders entitled to vote at the Extraordinary General Meeting and submit questions during the Extraordinary General Meeting via a live audio cast available at https://[•].

Extraordinary General Meeting Registration

To register for the Extraordinary General Meeting, please follow these instructions as applicable to the nature of your ownership of JVSPAC Class A Ordinary Shares.

If your shares are registered in your name with Continental and you wish to attend the Extraordinary General Meeting virtually, go to https://[•], enter the control number you received on your proxy card and click on the “Click here” to pre-register for the online meeting link at the top of the page. Just prior to the start of the meeting, you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to participate in the Extraordinary General Meeting virtually.

Beneficial shareholders who wish to participate in the Extraordinary General Meeting virtually must obtain a legal proxy by contacting their account representative at the bank, broker, or another nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to ksmith@advantageproxy.com. Beneficial shareholders who email a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the online-only meeting. After contacting Continental, a beneficial holder will receive an email prior to the meeting with a link and instructions for entering the virtual meeting. Beneficial shareholders should contact Continental at least five business days prior to the meeting date.

Accessing the Extraordinary General Meeting Audio Cast

You will need your control number for access. If you do not have your control number, contact Continental at the phone number or email address below. Beneficial investors who hold shares through a bank, broker or other intermediary, will need to contact them and obtain a legal proxy. Once you have your legal proxy, contact Continental to have a control number generated. Continental contact information is as follows: [917-262-2373] or email proxy@continentalstock.com.

Record Date; Who is Entitled to Vote

JVSPAC has fixed the close of business on [•], 2025, as the record date for determining those JVSPAC Shareholders entitled to notice of and to vote at the Extraordinary General Meeting. As of the close of business on [•], 2025, there were 6,248,750 JVSPAC Class A Ordinary Shares and 1,437,500 JVSPAC Class B Ordinary Shares issued and outstanding and entitled to vote, of which 5,750,000 are JVSPAC public shares, 240,000 are JVSPAC Class A Ordinary Shares held by the Initial Shareholders, 258,750 are JVSPAC Class A Ordinary Shares held by Maxim Group LLC (representative of underwriters in the IPO), and 1,437,500 are JVSPAC Class B Ordinary Shares held by the Initial Shareholders. Each holder of JVSPAC Ordinary Shares is entitled to one vote per share on each Proposal. If your shares are held in “street name,” you should contact your broker, bank or another nominee to ensure that shares held beneficially by you are voted in accordance with your instructions.

In connection with the IPO, JVSPAC entered into certain letter agreements pursuant to which the Initial Shareholders agreed to vote any JVSPAC Ordinary Shares owned by them in favor of JVSPAC’s initial business combination. As of the date of this proxy statement/prospectus, the Initial Shareholders hold 21.8% of the outstanding JVSPAC Ordinary Shares.

Quorum and Required Vote for Shareholder Proposals

A quorum of JVSPAC Shareholders is necessary to hold a valid meeting. A quorum will be present at the Extraordinary General Meeting if at least a majority of the votes of the JVSPAC Ordinary Shares issued and outstanding is present in person, by virtual attendance or represented by proxy and entitled to vote at the Extraordinary General Meeting. Abstentions by virtual attendance and by proxy will count as present for the purposes of establishing a quorum but will not count as a vote cast at the Extraordinary General Meeting.

Approval of the SPAC Merger Proposal, the Advisory Governance Proposals, the Nasdaq Proposal and the Adjournment Proposal will each require the affirmative vote of a majority of the votes of the issued and outstanding JVSPAC Ordinary Shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Extraordinary General Meeting or any adjournment or postponement thereof. Attending the Extraordinary General Meeting either in person physically or by virtual attendance or represented by proxy and abstaining from voting and a broker non-vote will not have any effect on the Proposals. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Approval of the SPAC Merger Proposal, and the Nasdaq Proposal are conditions to the consummation of the Business Combination. If the SPAC Merger Proposal is not approved, the Business Combination will not take place. Approval of the SPAC Merger Proposal is also a condition to the Nasdaq Proposal. If the Nasdaq Proposal is not approved, the SPAC Merger Proposal will have no effect (even if approved by the requisite vote of our shareholders at the Extraordinary General Meeting of any adjournment or postponement thereof) and the Business Combination will not occur.

Voting Your Shares

Each JVSPAC Ordinary Share that you own in your name entitles you to one vote on each Proposal for the Extraordinary General Meeting. Your proxy card shows the number of JVSPAC Ordinary Shares that you own.

There are two ways to ensure that your JVSPAC Ordinary Shares are voted at the Extraordinary General Meeting:

•        You can vote your shares by signing, dating and returning the enclosed proxy card in the pre-paid postage envelope provided. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by our board. The JVSPAC Board recommends voting “FOR” each of the Proposals. If you hold your ordinary shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided to you by your broker, bank or nominee to ensure that the votes related to the shares you beneficially own are properly represented and voted at the Extraordinary General Meeting.

•        You can participate in the Extraordinary General Meeting and vote during the Extraordinary General Meeting even if you have previously voted by submitting a proxy as described above. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee.

That is the only way JVSPAC can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR SIGNED PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE SPAC MERGER PROPOSAL (AS WELL AS THE OTHER PROPOSALS).

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        if you are a record holder, you may notify our proxy solicitor, Advantage Proxy, Inc. in writing before the Extraordinary General Meeting that you have revoked your proxy; or

•        you may participate in the Extraordinary General Meeting, revoke your proxy, and vote during the Extraordinary General Meeting, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your JVSPAC Class A Ordinary Shares, you may call contact Advantage Proxy, Inc., our proxy solicitor as follow:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com

No Additional Matters May Be Presented at the Extraordinary General Meeting

This Meeting has been called only to consider the approval of the SPAC Merger Proposal, the Advisory Governance Proposals, the Nasdaq Proposal, and the Adjournment Proposal.

Approval of these Proposals will each require the affirmative vote of the holders of a majority of the issued and outstanding JVSPAC Ordinary Shares present in person physically or by virtual attendance or represented by proxy and entitled to vote and voted at the Extraordinary General Meeting or any adjournment or postponement thereof.

Redemption Rights

Pursuant to the existing JVSPAC Charter, a holder of JVSPAC Public Shares may elect to have their JVSPAC Class A Ordinary Shares redeemed for cash in connection with a business combination and an amendment to the Company’s amended and restated memorandum and articles of association. You may not elect to redeem your shares prior to the completion of a business combination.

If you are a public shareholder and you seek to have your shares redeemed, you must submit your request in writing that we redeem your public shares for cash no later than [•] [a.m./p.m.], Eastern time on [•], 2025 (at least two business days before the Extraordinary General Meeting). The request must be signed by the applicable shareholder in order to validly request redemption. A shareholder is not required to submit a proxy card or vote in order to validly exercise redemption rights. The request must identify the holder of the shares to be redeemed and must be sent to Continental at the following address:

Continental Stock Transfer & Trust Company
1 State Street, 30th floor
New York, NY 10004
E-mail: proxy@continentalstock.com

You must tender the public shares for which you are electing redemption at least two business days before the Extraordinary General Meeting by either:

•        Delivering certificates representing JVSPAC Class A Ordinary Shares to Continental, or

•        Delivering the JVSPAC Class A Ordinary Shares electronically through the DWAC system.

Any corrected or changed written demand of redemption rights must be received by Continental at least two business days before the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to Continental at least two business days prior to the vote at the Extraordinary General Meeting.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with our consent, until the vote is taken with respect to the Proposals. If you delivered your shares for redemption to our transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that our transfer agent return the shares (physically or electronically). You may make such request by contacting our transfer agent.

Public shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of JVSPAC Class A Ordinary Shares as of the Record Date or vote on any of the Proposals. Any public shareholder who holds JVSPAC Shares on or before [•], 2025 (at least two business days before the Extraordinary General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Continental or deliver your shares to Continental electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case, at least two business days before the Extraordinary General Meeting.

If you wish to tender through the DWAC system, please contact your broker and request delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC, and Continental will need to act together to facilitate this request. It is JVSPAC’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from Continental. JVSPAC does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical share certificate. Shareholders who request physical share certificates and wish to redeem may be unable to meet the deadline for tendering their Class A ordinary shares before exercising their Redemption Rights and thus will be unable to redeem their shares.

In the event that a shareholder tenders its JVSPAC Class A Ordinary Shares and decides prior to the consummation of the Business Combination that it does not want to redeem its shares, the shareholder may withdraw the tender. In the event that a shareholder tenders JVSPAC Class A Ordinary Shares and the business combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the shareholder promptly following the determination that the Business Combination will not be consummated. JVSPAC anticipates that a shareholder who tenders Class A Ordinary Shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such JVSPAC Class A Ordinary Shares soon after the completion of the Business Combination.

If properly demanded by JVSPAC’s public shareholders, JVSPAC will redeem each JVSPAC Class A Ordinary Shares into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of [•], 2025, this would amount to approximately $[•] per share. If you exercise your redemption rights, you will be exchanging your JVSPAC Class A Ordinary Shares for cash and will no longer own the JVSPAC Class A Ordinary Shares. The following table demonstrates the book value of shares owned by non-redeeming shareholders at each of the following redemption levels (in thousands, except per share data):

	Assuming no Redemptions(1)	Assuming 25% Redemptions(2)	Assuming 50% Redemptions(3)
Total pro forma equity value of shares outstanding at closing	$2,397,838	$2,383,463	$2,369,088
Per share pro forma equity value of shares outstanding at closing	$10.00	$10.00	$10.00
Per share pro forma book value of each outstanding at closing	$37.43	$48.44	$68.95
Total equity	$64,056	49,208	34,361

	Assuming 75% Redemptions(4)	Assuming Maximum Redemptions(5)
Total pro forma equity value of shares outstanding at closing	$2,354,713	$2,340,338
Per share pro forma equity value of shares outstanding at closing	$10.00	$10.00
Per share pro forma book value of each outstanding at closing	$120.67	$501.57
Total equity	$19,513	4,666

____________

(1)      Assumes that no Public Shareholders exercise Redemption Rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that holders of 25% of Public Shares, or 1,437,500 Public Shares, will exercise their Redemption Rights for an aggregate payment of $14.8 million (based on the estimated per-share redemption price of $10.33 per share) from the Trust Account.

(3)      Assumes that holders of 50% of Public Shares, or 2,875,000 Public Shares, will exercise their Redemption Rights for an aggregate payment of $29.7 million (based on the estimated per-share redemption price of $10.33 per share) from the Trust Account.

(4)      Assumes that holders of 75% of Public Shares, or 4,312,500 Public Shares, will exercise their Redemption Rights for an aggregate payment of $44.5 million (based on the estimated per-share redemption price of $10.33 per share) from the Trust Account.

(5)      Assumes that all Public Shareholders, holding 5,750,000 Public Shares, will exercise their Redemption Rights for an aggregate payment of $59.4 million (based on the estimated per-share redemption price of $10.33 per share) from the Trust Account.

Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of such holder or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act will be restricted from seeking redemption rights with respect to more than 15% of JVSPAC Class A Ordinary Shares.

The JVSPAC Charter does not provide a specified maximum redemption threshold. As a result, JVSPAC may be able to complete the merger even though holders of a substantial majority of our JVSPAC Public Shares have redeemed their shares in connection with the Business Combination. Consummating an initial business combination after a substantial amount of redemptions could have an adverse effect the trading market for HBNB’s securities following the closing and HBNB’s business, liquidity, financial condition and operating results may be impacted by the redemption. If shares are redeemed, the trading market for HBNB’s securities following the closing and HBNB’s financial position may be impacted by the redemption.

Appraisal Rights

Under section 179 of the BVI Business Companies Act (as amended), holders of JVSPAC Ordinary Shares will have the right to dissent from the Business Combination. Should a holder of JVSPAC Ordinary Shares wish to exercise this right, they must give written notice of their objection to the Business Combination to JVSPAC prior to the Extraordinary General Meeting, or at the meeting but before the vote on the Business Combination. This notice must include a statement that the JVSPAC shareholder proposes to demand payment for their shares if the Business Combination is undertaken.

Assuming that the Business Combination is approved, JVSPAC must give written notice to any JVSPAC shareholder who gave written notice of their objection to the Business Combination, except those who votes for the Business Combination, within 20 days of the date of the Extraordinary General Meeting at which the Business Combination is approved. Within 20 days following the date of receipt of that notice, the dissenting shareholder must give notice to JVSPAC (or HBNB, if the SPAC Merger has been consummated within that time) of their election to dissent, which notice must include: (a) the shareholder’s name and address; (b) the number and class of shares in respect of which they dissent (which must be all of the shares that the shareholder holds in JVSPAC); and (c) a demand for payment of the fair value of the shares. Once such notice has been given to JVSPAC, the dissenting shareholder ceases to have any rights as a shareholder of JVSPAC except for the right to be paid the fair value of their shares.

Within seven days of the expiration of the 20-day period in which a JVSPAC shareholder may serve notice of dissent (or seven days following the SPAC Merger, whichever is the later), JVSPAC or HBNB shall make a written offer to each dissenting shareholder to purchase their shares at a specified price that JVSPAC or HBNB determine to be their fair value. If, within 30 days of the date on which that offer is made, JVSPAC or HBNB and the dissenting shareholder agree upon the price to be paid for the shares, JVSPAC or HBNB shall pay that amount to the shareholder upon the surrender of the certificates representing their shares.

If agreement on the price to be paid for the shares cannot be reached, within 20 days of the expiration of the 30-day period referred to above the following procedure shall be followed:

(a)     JVSPAC or HBNB and the dissenting shareholder shall each designate an appraiser;

(b)    the two designated appraisers together shall designate an appraiser;

(c)     the three appraisers shall fix the fair value of the shares owned by the dissenting shareholder as of the close of business on the day prior to the date on which the Business Combination was approved, excluding any appreciation or depreciation directly or indirectly induced by the Business Combination or its proposal, and that value is binding on JVSPAC or HBNB and the dissenting shareholder for all purposes; and

(d)    JVSPAC or HBNB shall pay to the dissenting shareholder that amount in money, upon the surrender of the certificates representing their shares.

There are no appraisal rights with respect to JVSPAC Rights.

Proxies and Proxy Solicitation Costs

JVSPAC is soliciting proxies on behalf of the JVSPAC Board. This solicitation is being made by mail but also may be made by telephone or in person. JVSPAC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. JVSPAC will bear the cost of solicitation. Advantage Proxy, Inc., a proxy solicitation firm that JVSPAC has engaged to assist it in soliciting proxies, will be paid its customary fee of approximately $[•] and be reimbursed out-of-pocket expenses of approximately $[•].

JVSPAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. JVSPAC will reimburse them for their reasonable expenses.

PROPOSAL NO. 1 — THE SPAC MERGER PROPOSAL

We are asking our shareholders to adopt the Merger Agreement and approve the SPAC Merger, the plan of merger for the SPAC Merger (the “BVI Plan of Merger”), the adoption of the amended and restated memorandum and articles of association by us as a surviving company of the SPAC Merger upon the effective time of the SPAC Merger (the “Surviving Memorandum and Articles”) and the other transactions contemplated by the Merger Agreement. Our shareholders should read carefully this proxy statement/prospectus in its entirety, including the subsection below titled “The Merger Agreement,” for more detailed information concerning the Business Combination and the terms and conditions of the Merger Agreement. We also urge our shareholders to read carefully the Merger Agreement in its entirety before voting on this Proposal. A copy of the Merger Agreement is attached as Annex A-1 and Annex A-2 to this proxy statement/prospectus. A copy of the BVI Plan of Merger is attached as Annex C to this proxy statement/prospectus. A copy of the Surviving Memorandum and Articles is attached as Annex D to this proxy statement/prospectus.

THE BUSINESS COMBINATION

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A-1 and Annex A-2 to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about JVSPAC or HBNB. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this proxy statement/prospectus. You should refer to the full text of the Merger Agreement for details of the SPAC Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that the parties have made to one another as of specific dates and may be subject to standards of materiality applicable to the parties thereto that differ from those applicable to investors. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While JVSPAC and HBNB do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information because they were made as of specific dates, may be intended merely as a risk allocation mechanism among the parties to the Merger Agreement and are modified by the disclosure schedules.

The Merger Agreement

On April 8, 2024, JVSPAC Acquisition Corp., a British Virgin Islands business company (“JVSPAC”) entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, including by the First Amendment discussed below, the “Merger Agreement”) with (i) Hotel101 Global Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Global”), (ii) Hotel of Asia, Inc., a company with limited liability incorporated under the laws of the Philippines (“HOA” and together with Hotel101 Global, the “Company Parties”), (iii) DoubleDragon Corporation, a company incorporated under the laws of the Philippines and listed on the Philippine Stock Exchange, Inc. (“DoubleDragon”); (iv) DDPC Worldwide Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of DoubleDragon (“DDPC”), (v) Hotel101 Worldwide Private Limited, a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Worldwide,” and together with DDPC and DoubleDragon, the “Principal Shareholders”), (vi) Hotel101 Global Holdings Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of DoubleDragon (“HBNB”), (vii) HGHC 4 Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of HBNB (“Merger Sub 1”), and (viii) HGHC 3 Corp., a British Virgin Islands business company and a wholly-owned subsidiary of HBNB (“Merger Sub 2”).

On September 3, 2024, JVSPAC entered into the First Amendment to Agreement and Plan of Merger (the “First Amendment”) with the Company Parties, the Principal Shareholders, HBNB, Merger Sub 1 and Merger Sub 2, that amended and modified the Original Merger Agreement. Pursuant to the First Amendment, (i) prior to the SPAC Merger and the Company Amalgamation, DoubleDragon will transfer 40% of the total issued share capital of HOA to Hotel101 Global, in exchange for the issuance of 1,987,239 ordinary shares in the capital of Hotel101 Global (“Hotel101 Global Shares”), (ii) at the Company Amalgamation Effective Time, Hotel101 Global and Merger Sub 1 shall amalgamate and continue as one company, with Hotel101 Global being the surviving entity, and as a wholly owned subsidiary of HBNB, (iii) at the SPAC Merger Effective Time, Merger Sub 2 shall merge with and into JVSPAC, with JVSPAC being the surviving entity and a wholly owned subsidiary of HBNB, (iv) the definitions and provisions of “Closing Payment Shares,” “Consideration Shares”, “Hotel101 Global Shareholder Approval” and “Share Purchase Agreement” were amended, (v) at the Company Amalgamation Effective Time, each of Hotel101 Global Shares issued and outstanding immediately prior to the Company Amalgamation Effective Time shall automatically be cancelled in exchange for the right to receive one HBNB Ordinary Share to be issued on the Closing Date, aggregating to 195,500,000 HBNB Ordinary Shares in total, (vi) certain representations and warranties of the parties and certain covenants regarding D&O Tail Insurance, financial statements, minority shareholder rights, and other matters were amended, (vii) if the closing is not expected to occur by January 23, 2025 and termination of the Merger Agreement has not occurred, then Hotel101 Global shall deposit into JVSPAC’s working capital account $2,000,000 to extend the existence and cover certain expenses of JVSPAC, as further described in the First Amendment, (viii) modifications were made to the termination provisions and the Termination Fee was increased to $2,000,000 and (ix) certain schedules and exhibits to the Merger Agreement were amended.

Restructuring

Prior to the Company Amalgamation and SPAC Merger (each as defined below) and pursuant to the terms of the Merger Agreement, DoubleDragon, DDPC and Hotel101 Global will be engaged in the following restructuring (the “Restructuring”):

Share Transfer

DoubleDragon transferred 216,000 common shares of HOA, representing 40% of the share capital of HOA to Hotel101 Global (the “Share Transfer”) in exchange for 1,987,239 Hotel101 Global shares (the “Transfer Payment Shares”) pursuant to a Share Purchase Agreement (defined below). DoubleDragon will complete the Share Transfer including the completion of all required filings and registrations with the applicable authorities, by no later than three (3) months of the first filing of this proxy statement/prospectus with the SEC. As consideration for the Share Transfer, Hotel101 Global shall issue to DoubleDragon the Transfer Payment Shares by no later than the Closing Date.

Property Transfer

DDPC transferred to Hotel101 Global leasehold right over certain real estate-related properties free and clear of any encumbrances in exchange for the issuance of ordinary shares in the capital of Hotel101 Global to DDPC (the “Property Transfer”). DDPC and Hotel101 Global shall complete the Property Transfer, including the completion of all required filings and registrations with the applicable authorities, by no later than the Closing Date.

Company Amalgamation and SPAC Merger

Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with applicable laws, as part of the transactions contemplated by the Merger Agreement and the Additional Agreements (defined below) (the “Transactions”), after the Restructuring, (a) Hotel101 Global and Merger Sub 1 will amalgamate, with Hotel101 Global being the surviving entity and becoming a wholly-owned subsidiary of HBNB (“Company Amalgamation”), and (b) Merger Sub 2 will merge with and into JVSPAC, with JVSPAC being the surviving entity and becoming a wholly-owned subsidiary of HBNB (the “SPAC Merger”). The Company Amalgamation is subject to, among other things, approval by the respective shareholders and secured creditors of Hotel101 Global and Merger Sub 1.

At the effective time of the Company Amalgamation, the board of directors of Hotel101 Global shall be appointed by HBNB. At the effective time of the SPAC Merger, the board of directors of JVSPAC shall be appointed by DoubleDragon.

Merger Consideration

Pursuant to the terms of the Merger Agreement, the aggregate consideration is $2,300,000,000 in newly issued ordinary shares of HBNB at a price of $10.00 per share (the “Consideration Shares”) consisting of (i) 195,500,000 HBNB Ordinary Shares to be paid to DDPC, Hotel101 Worldwide and DoubleDragon (the “Closing Payment Shares”) and (ii) 34,500,000 HBNB Ordinary Shares to be issued to certain key executives (“Key Executives”) of HBNB and DoubleDragon (the “Key Executive Shares”). HBNB is authorized to issue the Key Executive Shares, which is expected to take into effect prior to the closing of the Business Combination. The Key Executive Shares will be held or subscribed immediately prior to the SPAC Merger Effective Time by the Key Executives. The Key Executive Shares shall be subject to a vesting period starting on the 18th month up to the 66th month from the closing. If any Key Executive resigns or is terminated from their role with HBNB or DoubleDragon, as the case may be, while any of their Key Executive Shares remain under lock-up, all such shares under lock-up will revert to HBNB through a buyback arrangement. HBNB shall be the sole beneficiary in case of any gains arising from these buyback transactions, and the departing Key Executive shall not be entitled to any benefit whatsoever. In addition to the foregoing, HBNB shall also issue 600,000 HBNB Ordinary Shares to its financial adviser for the Business Combination.

If HBNB’s reported consolidated revenue for fiscal year 2025, as set forth in its annual audited consolidated financial statements, is at least $113.25 million, then HBNB, at its option, may issue in the aggregate up to an additional 500,000 ordinary shares (the “Earnout Shares”) as a bonus to the directors, executives, managers, advisors and employees of HBNB, its subsidiaries and/or parent companies, as determined at the relevant time. Parties agree that fifty percent (50%) of the Earnout Shares will not be subject to any lock-up arrangement, and the remaining fifty percent (50%) of the Earnout Shares shall be subject to a lock-up period of six months from the date of issuance.

Treatment of Hotel101 Securities

At the effective time of the Company Amalgamation (the “Company Amalgamation Effective Time”), each Hotel101 Global share issued and outstanding immediately prior to the Company Amalgamation Effective Time shall automatically be cancelled in exchange for the right to receive, without interest, 195,500,000 HBNB Ordinary Shares to be issued on the Closing Date. All of the Hotel101 Global shares converted into the right to receive consideration pursuant to the Merger Agreement will no longer be outstanding and shall cease to exist, and each holder of Hotel101 Global shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable consideration pursuant to the Merger Agreement.

Treatment of JVSPAC Securities

Immediately prior to the effective time of the SPAC Merger (the “SPAC Merger Effective Time”) but immediately subsequent to the Company Amalgamation Effective Time, each JVSPAC Unit issued and outstanding immediately prior to the SPAC Merger Effective Time will separate into one JVSPAC Class A Ordinary Share and one JVSPAC Right, with every four JVSPAC Rights converting into one JVSPAC Class A Ordinary Share. At the SPAC Merger Effective Time, every JVSPAC Ordinary Share issued and outstanding (other than dissenting shares) immediately prior to the SPAC Merger Effective Time (but immediately subsequent to the conversion of the SPAC Rights) (other than JVSPAC Dissenting Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive one HBNB Ordinary Share. JVSPAC shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the SPAC Merger pursuant to the BVI Companies Act (the “SPAC Dissenting Shareholders”) shall thereafter represent only the right to receive the applicable payments resulting from the procedure set forth in the BVI Companies Act with respect to the SPAC Dissenting Shares owned by such SPAC Dissenting Shareholder set forth in Section 3.6, unless and until such SPAC Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, dissent from the SPAC Merger pursuant to the BVI Companies Act with respect to any SPAC Dissenting Shares.

Representations and Warranties

In the Merger Agreement, the Company Parties and Principal Shareholders, jointly and severally, make certain representations and warranties (with certain qualifications set out in the Merger Agreement and exceptions set forth in the disclosure schedule to the Merger Agreement) relating to: (a) proper corporate existence and power of each of the Company Parties and its subsidiaries and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement, each Additional Agreement to which it is a party, and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and Additional Agreements thereto; (d) absence of conflicts; (e) capital structure; (f) accuracy of charter documents and corporate records; (g) accuracy of the list of all assumed or “doing business as” names used by the Company Party; (h) accuracy of the list of each subsidiary of Company Party; (i) financial information; (j) books and records, and accuracy, completeness and authenticity of contracts, documents and other papers; (k) absence of certain changes or events; (l) title to assets and properties; (m) material litigations; (n) material contracts; (o) licenses and permits; (p) cybersecurity and compliance with laws; (q) ownership of intellectual property; (r) customers and suppliers; (s) employment matters; (t) real property; (u) tax matters; (v) environmental matters; (w) finders’ fees; (x) powers of attorney and suretyships; (y) directors and officers; (z) certain business practices; (aa) compliance with sanctions and anti-money laundering laws; (bb) status under the Investment Company Act of 1940, as amended (the “Investment Company Act”); (cc) insurance matters; (dd) related party agreements and (ee) other information.

In the Merger Agreement, JVSPAC makes certain representations and warranties (except as disclosed in SEC filed documents) relating to, among other things: (a) proper corporate existence and power; (b) authorization, execution, delivery and enforceability of the Merger Agreement, each Additional Agreement; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and each Additional Agreement; (d) absence of conflicts; (e) finders’ fees; (f) capital structure; (g) trust account; (h) Nasdaq listing; (i) board approval; (j) SEC filing requirements and financial statements; (k) litigation; (l) compliance with laws; (m) that JVSPAC is not an investment company; (n) tax matters; (o) expenses incurred as of February 12, 2024; (p) no unlawful payment; and (q) compliance with anti-money laundering laws.

In the Merger Agreement, each of HBNB, Merger Sub 1 and Merger Sub 2 (collectively, the “Acquisition Entities”) makes certain representations and warranties relating to: (a) proper corporate existence and power; (b) authorization, execution, delivery and enforceability of the Merger Agreement, each Additional Agreement to which it is a party; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and each Additional Agreement to which it is a party; (d) absence of conflicts; (e) finders’ fees; (f) issuance of Transfer Payment Shares and Closing Payment Shares; (g) capital structure; (h) board approval; (i) litigation; (j) compliance with laws; (k) status under the Investment Company Act; (l) no assets, liabilities or obligations of any kind other than those incident to its respective formation; (m) foreign private issuer status; and (n) the adoption an amended HBNB charter in the form and substance to be mutually agreed upon by DoubleDragon and JVSPAC.

Conduct Prior to Closing; Covenants Pending Closing

Each party to the Merger Agreement has agreed, prior to the closing of the Transactions contemplated by the Merger Agreement and Additional Agreements, to, and cause its Subsidiaries to, (a) conduct its respective business in the ordinary course, consistent with past practices, (b) preserve intact its respective assets, keep available the services of its respective current officers and key employees and maintain in all material respects the current relationships with its respective suppliers, customers and other third parties. Each of the Company Parties on the one side and JVSPAC on the other also agreed not to take certain specified actions without the prior written consent of the other party (which shall not be unreasonably withheld) prior to the closing of the Transactions contemplated. Each party also agreed not to, directly or indirectly, take any action intended or designed to facilitate an Alternative Transaction as described in the Merger Agreement.

The Merger Agreement also contains covenants providing for:

•        the Company Parties and their respective subsidiaries (the “Company Group”), the Principal Shareholders, the Acquisition Entities and JVSPAC providing access to their respective offices, properties, facilities, personnel and books and records and providing information relating to their respective business to the other party, its legal counsel and other representatives;

•        each party promptly notifying the other party of certain events;

•        SEC filings and cooperation in making certain filings with the SEC;

•        disbursement of funds in the trust account; and

•        directors’ and officers’ indemnification and insurance.

Covenants

The Company Group and Principal Shareholders make covenants relating to, among other things: (a) delivery by April 30, 2024 of audited consolidated IFRS financial statements of each of Hotel101 Global and HOA for the years ended December 31, 2023 and 2022 (with a 15-day extension for such financial statements of Hotel101 Global), and by September 30, 2024, the reviewed consolidated IFRS financial statements of each of Hotel101 Global and HOA for the six-month period ended June 30, 2024; (b) delivery by February 28, 2025 of (i) the consolidated IFRS financial statements of Hotel101 Global for the years ended December 31, 2023 and 2022 audited in accordance with the auditing standards of the Public Company Accounting Oversight Board, (ii) the consolidated IFRS financial statements of HOA for the years ended December 31, 2023 and 2022 audited in accordance with U.S. generally accepted auditing standards, (iii) the reviewed consolidated IFRS financial statement of HOA for the six months ended June 30, 2024 and (iv) the unaudited proforma condensed combined financial information; (c) completion of the Share Transfer by no later than three (3) months after the first filing of this registration statement on Form F-4 (the “Registration Statement”); (d) completion of the Property Transfer by no later than the Closing Date; (e) continued employment of certain employees; (f) HBNB’s issuance of shares to certain Key Executives as defined in the Merger Agreement; and (g) deposit into JVSPAC’s working capital account $2,000,000 (the “Extension Payment”) to extend the existence and cover certain expenses of JVSPAC for a period of up to one year from January 23, 2025.

Each party further makes covenants relating to, among other things: (a) using commercially reasonable efforts to consummate and implement the Transactions contemplated by the Merger Agreement (including the Share Transfer, the Property Transfer and the Company Amalgamation) and Additional Agreements thereto; (b) tax matters; (c) settlement and reimbursement of expenses; (d) compliance with JVSPAC’s agreements; (e) the preparation and joint filing with the SEC of the Registration Statement and proxy statement; and (f) confidentiality.

General Conditions to Closing

Consummation of the Transactions contemplated in the Merger Agreement is conditioned on the satisfaction or waiver of each of the following conditions by the parties: (i) no provisions of any applicable law, and no order shall prohibit or prevent the consummation of the Transactions; (ii) the SEC shall have declared the Registration Statement effective, and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued; (iii) the HBNB Ordinary Shares to be issued in connection with the closing shall have been conditionally approved for listing upon the closing on Nasdaq, subject only to official notice of issuance thereof; (iv) approval of the JVSPAC shareholders of the Transactions; and (v) there shall not have been any material adverse effect in the business, customer relationships, operations, financial condition, regulatory environment or prospects of the Company Group.

Additional JVSPAC’s Conditions to Closing

The obligations of JVSPAC to consummate the Transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon the satisfaction or waiver of each of the following:

•        the Company Group, Principal Shareholders and Acquisition Entities shall have performed all its obligations under the Merger Agreement in all material respects;

•        JVSPAC shall have completed financial due diligence of the Company Group, and shall have found the results of its financial due diligence of the Company Group fully satisfactory;

•        the Property Transfer shall have been consummated;

•        the Company Amalgamation shall have been pre-cleared by the Singapore Accounting and Corporate Regulatory Authority and reasonable proof of such pre-clearance shall have been delivered to JVSPAC;

•        the Share Transfer shall have been completed, including the completion of all required filings and registrations with applicable Authority;

•        each of the representations and warranties of the Company Parties and Principal Shareholders being true on and as of the date of the Merger Agreement and closing of the Transactions, other than as would not reasonably be expected to have a material adverse effect;

•        there having been no material adverse effect to the Company Group or JVSPAC;

•        receipt of a certificate signed by Chief Executive Officer and Chief Financial Officer of each of the Company Parties, and a certificate signed by the sole director or authorized signatory of HBNB on the Closing Date;

•        receipt of duly executed opinions from HBNB’s British Virgin Islands and Cayman Islands counsel, Singapore counsel and Philippines counsel, in form and substance satisfactory to JVSPAC;

•        each of the Additional Agreements shall have been duly executed and delivered to JVSPAC; and

•        HBNB shall have entered into employment agreements with each Key Personnel (as identified in the Merger Agreement) to the reasonable satisfaction of SPAC, including a term of at least three (3) years of services from the Closing Date.

Additional Company Parties’ Conditions to Closing

The obligations of the Company Parties to consummate the Transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon the satisfaction or waiver of each of the following:

•        JVSPAC shall have performed all its obligations under the Merger Agreement in all material respects;

•        each of the representations and warranties of JVSPAC being true on and as of the date of the Merger Agreement and closing of the Transactions, other than as would not reasonably be expected to have a material adverse effect;

•        JVSPAC shall have executed each of the Additional Agreements; and

•        there having been no material adverse effect to JVSPAC.

Termination

The Merger Agreement may be terminated at any time prior to the closing:

(a)     by mutual consent of DoubleDragon and JVSPAC;

(b)    by either JVSPAC or DoubleDragon if the consummation of the Transactions is permanently enjoined or prohibited by a final, non-appealable court order;

(c)     by either JVSPAC or DoubleDragon if JVSPAC fails to obtain the requisite shareholder for the Transactions;

(d)    by JVSPAC if the relevant shareholder approvals required for each of the Company Group and Principal Shareholders to consummate the Transactions, including the approval by shareholders of Hotel101 Global and DDPC, shall not have been obtained within 25 days after the effectiveness date of the Registration Statement;

(e)     by JVSPAC if, within 30 days upon the provision by the Company Group of all financial due diligence information, materials and documents requested by JVSPAC, it is not satisfied with the Company Group’s financial due diligence results;

(f)     by JVSPAC if any Company Party, Principal Shareholder or Acquisition Entity shall have materially breached any of its representations, warranties, agreements or covenants contained in the Merger Agreement or in any Additional Agreement and, such breach has not been cured prior to 30 days following receipt by the applicable Company Party, Principal Shareholder or Acquisition Entity of a written notice of such breach;

(g)    by JVSPAC if any of the Company Parties fails to prepare and deliver the financial statements required by the Merger Agreement, including any applicable extension thereof;

(h)    by JVSPAC if, after the SEC allows the Registration Statement to be declared effective, JVSPAC fails to obtain the Nasdaq approval prior to 60 days after the date when the SEC allows the Registration Statement to be declared effective, and such failure to obtain Nasdaq approval is due to the application or interpretation of Nasdaq listing rules relating directly and primarily to the listing of DoubleDragon on the Philippine Stock Exchange, Inc.;

(i)     by DoubleDragon if JVSPAC shall have materially breached any of its representations, warranties, agreements or covenants contained in the Merger Agreement or in any Additional Agreement and, such breach has not been cured prior to 30 days following receipt by JVSPAC of a written notice of such breach;

(j)     by DoubleDragon in its sole discretion at any time, without the occurrence of any event set out in the foregoing paragraphs (a) to (c) or (i); or

(k)    by JVSPAC in its sole discretion at any time, without the occurrence of any event set out in the foregoing paragraphs (a) to (h).

In the event that the Merger Agreement is terminated by DoubleDragon pursuant to the foregoing paragraph (j) or by JVSPAC pursuant to the foregoing paragraphs (f) or (g), then DoubleDragon will pay JVSPAC (or its designees) an amount equal to $2,000,000 (the “Termination Fee”). If JVSPAC terminates the Merger Agreement pursuant to the foregoing paragraph (h), DoubleDragon will pay JVSPAC (or its designees) an amount equal to $2,000,000 (the “Premium Termination Fee”).

In the event that the Merger Agreement is terminated by JVSPAC pursuant to the foregoing paragraph (k) or by DoubleDragon pursuant to the foregoing paragraph (i), then JVSPAC will pay DoubleDragon an amount equal to $1,000,000 (the “Reverse Termination Fee”).

Expenses

Each party to the Merger Agreement shall bear its own upfront costs and expenses incurred in connection with the Merger Agreement and the Transactions. Except that (x) the Company Group shall pay for any printing fees and filing fees and printing payable with respect to any regulatory or governmental filings in connection with the Transactions, and (y) the expenses incurred by JVSPAC in connection with the Transactions shall not exceed $4,500,000 without DoubleDragon’s prior consent. JVSPAC shall provide written notice on a quarterly basis of the reasonable estimates of costs and expenses incurred as of such date by JVSPAC.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS. Under this method of accounting, JVSPAC would be expected to be treated as the “acquired” company for financial reporting purposes, and Hotel101 Global will be the accounting “acquirer”. This determination was primarily based on the assumption that:

•        Hotel101 Global’s current shareholders will hold a majority of the voting power of the combined company post Business Combination;

•        Hotel101 Global’s operations will substantially comprise the ongoing operations of the combined company;

•        Hotel101 Global is the larger entity in terms of substantive operations and employee base; and

•        Hotel101 Global’s senior management will comprise the senior management of the combined company.

Another determining factor was that JVSPAC does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization, within the scope of IFRS 2. The net assets of JVSPAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of fair value of shares issued to JVSPAC over the fair value of JVSPAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred. The net assets of HBNB will also be stated at historical cost, with no goodwill or other intangible assets recorded. HBNB was incorporated for the sole purpose of effectuating the Transactions. It does not meet the definition of a business. It has no activities other than transaction costs which are included in the transaction accounting adjustments.

Additional Agreements

Share Purchase Agreement

In connection with the Share Transfer contemplated in the Merger Agreement, DoubleDragon and Hotel101 Global have entered into a share purchase agreement (the “Share Purchase Agreement”) pursuant to which DoubleDragon has transferred 40% of the total issued share capital of HOA to Hotel101 Global, free and clear of any and all encumbrances in exchange for 1,987,239 Hotel101 Global shares (the “Transfer Payment Shares”). As consideration for the Share Transfer, Hotel101 Global shall issue to DoubleDragon the Transfer Payment Shares by no later than the Closing Date.

Lock-up Agreement

The parties to the Merger Agreement agree to enter into a lock-up agreement in the form and substance to be mutually agreed upon by JVSPAC and DoubleDragon at the closing of the Transactions.

Indemnification Agreements

The parties to the Merger Agreement have agreed to enter into customary indemnification agreements reasonably satisfactory to each of DoubleDragon and JVSPAC with certain individuals set forth in the Merger Agreement on the Closing Date, which indemnification agreements will continue to be effective following the closing of the Transactions.

Non-Compete Agreements

Each of Hotel101 Worldwide, DDPC and DoubleDragon and JVSPAC have agreed to enter into a non-compete, non-solicitation agreement with HBNB, which shall take into effect from the closing of the Transactions and be valid for two (2) years after the Closing Date, provided that (a) there shall be no restriction on any of JVSPAC’s affiliates, directors, officers, shareholders or their respective affiliates from completing a business combination with any other target, including target in the same industry or market, (b) there shall be no restrictions with respect to the Philippines and (c) any restrictions shall be limited to the ‘value segment’ of the hospitality market.

Background of the Merger

JVSPAC is a blank check company incorporated on April 20, 2021 as a BVI business company with limited liability and incorporated for the purpose of effecting a merger, a share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more target businesses.

Prior to the consummation of the IPO on January 23, 2024, neither JVSPAC, nor anyone on its behalf, had any substantive discussions, formal or otherwise, with respect to a transaction with JVSPAC.

The following is a brief description of the background of JVSPAC’s search for and discussion with various potential target companies.

From the consummation date of JVSPAC’s IPO on January 23, 2024 through April 8, 2024, the execution date of the Merger Agreement, JVSPAC considered a total of five potential target companies with the objective of consummating a business combination.

Beginning on January 25, 2024, JVSPAC’s management and board were introduced to various potential acquisition targets that might potentially meet the JVSPAC management team’s preliminary target selection criteria by JVSPAC’s advisors and contacts of JVSPAC’s management and board. JVSPAC’s management and board reviewed, among other factors and where information was available, the financial performance, management team, industry, and a description of each potential candidate. Following such initial review, JVSPAC’s management team selected preliminarily qualified candidates and continued with second stage review by conducting conference calls and collecting more detailed business information of the candidates.

JVSPAC compiled a list of potential targets and updated and supplemented such list from time to time.

During the search period, JVSPAC and its representatives:

•        identified and evaluated five potential target companies (other than HBNB) across a range of sectors including but not limited to biotechnology, logistics, telecommunications, and e-commerce; and

•        among the companies it had evaluated, JVSPAC executed non-disclosure agreements, conducted due diligence or entered into discussions with senior executive/or representatives of two potential targets (other than HBNB).

Company A:    On or around February 1, 2024, Company A, which is not affiliated with JVSPAC or any affiliated business entities of JVSPAC, was referred to JVSPAC’s management team through a financial advisor for Company A. Company A is a telecommunications network and software provider. On February 6, 2024, after reviewing basic information of Company A, JVSPAC’s management decided to proceed with further discussions with Company A. On February 7, 2024, the JVSPAC management and support team held due diligence discussions with Company A’s management team and negotiated certain terms in a draft letter of intent, including the minimum cash condition. At the end of February 2024, JVSPAC decided not to proceed with Company A because Company A required as closing conditions a substantial minimum cash in trust and a PIPE financing, which JVSPAC’s management team believed posed a risk to the successful completion of a business combination.

Company B:    On or around February 6, 2024, Company B, which is not affiliated with JVSPAC or any affiliated business entities of JVSPAC, was referred to JVSPAC’s management team by Company B’s financial advisor. Company B is an e-Commerce company with primary operations in the food and grocery industry. After reviewing information of Company B, JVSPAC’s management and support team held a due diligence session with Company B on February 7, 2024. At the end of February 2024, JVSPAC’s management decided not to move forward with further discussions with Company B due to uncertainties surrounding the timing of local regulatory filings and completion of audited financial statements.

Before JVSPAC decided to cease further business combination discussions with other potential targets, JVSPAC management considered a number of factors, including but not limited to: (1) difference in valuation expectations, (2) relative strength in HBNB’s competitive positioning, management experience and growth potential when compared to these other potential targets, (3) geopolitical risks associated with the potential target’s business, (4) the early stage of the potential target company’s business making it unsuitable to become a publicly listed company in the next 12 months, and (5) the potential target expressing its indecision about proceeding with a transaction with JVSPAC.

Timeline of the Business Combination

On or about September 20, 2023, HBNB was introduced to the CEO of A SPAC I Acquisition Corp. (“A SPAC I”), Claudius Tsang, by a mutual acquaintance. The meeting served as an opportunity for HBNB to explore listing opportunities, understand the differences between an initial public offering (IPO) and a de-SPAC process, as well as the requirements and timeline. A SPAC I did not pursue a transaction with HBNB because it had already identified a different target, NewGenIvf Limited, with which A SPAC I completed its business combination in April 2024. At no time was a potential transaction with JVSPAC discussed.

On January 25, 2024, Claudius Tsang, JVSPAC’s CFO, introduced JVSPAC’s CEO to the HBNB management team. The first substantive discussion between the parties on January 25, 2024, was attended by JVSPAC’s CEO and CFO, and HBNB’s CEO and Chairman. The parties discussed HBNB’s business model, growth, history, customers, management team background and track record, as well as expansion and capital-raising plans.

On January 29, 2024, JVSPAC and HBNB executed a non-disclosure agreement and, over the next few weeks until the signing of the Merger Agreement, HBNB provided JVSPAC with materials relating to its business and other due diligence materials as requested. JVSPAC’s management team reviewed those materials and had a general understanding of HBNB’s operations, business model, key metrics and investment highlights.

On January 31, 2024, JVSPAC’s CEO and CFO visited HBNB’s senior management in Manila, Philippines. At the meeting, the parties discussed and negotiated on the terms for the letter of intent and additional due diligence was conducted. As part of the due diligence process, the JVSPAC management team stayed at two of HBNB’s Hotel101-branded hotels in the Philippines, namely Hotel 101-Manila and Hotel 101-Fort.

From January 31, 2024 to February 12, 2024, JVSPAC’s management team discussed certain proposed terms to be included in a draft non-binding letter of intent for a potential business combination between JVSPAC and HBNB. Representatives from both parties negotiated the terms of a potential letter of intent and JVSPAC requested additional preliminary materials regarding HBNB.

On February 5, 2024, the JVSPAC support team circulated the first draft of the non-binding letter of intent to the HBNB management team. JVSPAC and Hotel 101 management teams and representative further marked up and exchanged drafts of the letter of intent (“LOI”). The principal terms of the LOI being negotiated during such drafts relate to, among other things: (i) Hotel 101’s request that there be $29 million in cash available at closing;

(ii) Hotel 101’s request that the governing law be New York instead of Hong Kong for the LOI (iii) HBNB’s request that the Sponsor’s shares be locked up; (iv) HBNB’s request for a cap to JVSPAC’s expenses at the closing of the business combination; and (v) a requirement for parties to use reasonable best efforts to procure investors (“PIPE Investors”) to commit to make private investments in public equity in the surviving company.

On February 12, 2024, JVSPAC signed a non-binding LOI with Hotel101 Global. The LOI stipulated that (i) there will be no minimum cash closing condition; (ii) the LOI will be governed by New York Law; (iii) the Sponsor’s shares will be locked up for 6 months and the Sponsor agrees not to dispose of more than 5% in any given month; (iv) upon closing of the business combination, the trust account funds shall be used to pay JVSPAC’s accrued but unpaid expenses incurred after the signing of the term sheet, including transaction expenses, advisor fees, and obligations owed to the Sponsor, in an amount not exceeding $4.5 million, prior to distribution to the surviving company; and (v) the parties shall use reasonable best efforts to procure PIPE Investors.

From January 31, 2024 to the signing of the Merger Agreement, JVSPAC’s management and support team hosted additional due diligence meetings with HBNB’s senior management, reviewed documents in the data room and compiled follow up requests and diligence questions. JVSPAC requested further information to better understand HBNB’s cost for property and hotel development projects, revenue and business model, asset details, growth and customers, among others.

In the second half of February, JVSPAC spoke with and began the engagement process for its advisors and counsels. From March 6, 2024 to April 7 2024, advisors and counsels engaged by JVSPAC, including Conpak CPA (“Conpak”) as financial due diligence advisor, SyCip Salazar Hernandez & Gatmaitan (“SyCipLaw”) as Philippines counsel, Oh-Ebashi LPC & Partners (“Oh-Ebashi”) as Japanese counsel, and Supra Legit Lawyers (“Supra Legit”) as Spanish counsel, conducted diligence review of HBNB, covering key aspects of HBNB’s business, financial and legal matters, including regulatory compliance, operations, management and material contracts. Each such firm reviewed documents in the virtual data room, as further supplemented by response to additional information request lists and due diligence conference calls.

On March 6, 2024, JVSPAC circulated the drafts of certain portions of the Merger Agreement. From March 6, 2024 to April 7, 2024, the parties exchanged drafts of the Merger Agreement, and representatives of JVSPAC and representatives of HBNB negotiated key terms of the Merger Agreement, the most significant exchanges of which are summarized in more detail below. On March 25, 2024, JVSPAC further engaged DaHui Lawyers (“DaHui”) to assist as merger and acquisitions counsel. On March 27, 2024, legal counsels for the parties, including Loeb & Loeb LLP (“Loeb”), securities counsel to JVSPAC, DaHui, Milbank (Hong Kong) LLP (“Milbank”), as counsel to HBNB, DoubleDragon, JVSPAC and Romulo Mabanta Buenaventura Sayoc & de los Angeles (“Romulo”), attended a conference call to further discuss the structure of the Merger Agreement and the business combination.

In connection with these draft exchanges and discussions, DaHui, Loeb and Milbank also had regular contact with their respective clients during this period to keep them apprised of the status of the Merger Agreement and related ancillary documents, and solicited their feedback in connection with the negotiation of the documents. The parties also held a number of phone discussions and video-conferences regarding the Merger Agreement and other ancillary documents. The principal terms of the Merger Agreement and related ancillary documents being negotiated during such time related to, among other things, (i) the structure and terms of the merger as contemplated in the Merger Agreement; (ii) the scope of the representations, warranties and covenants; (iii) deadline for providing HBNB’s audited financial statements; (iv) termination events, termination fee and reverse termination fee; (v) closing conditions; and (v) timeline for Nasdaq approval.

On March 30, 2024, JVSPAC sent to HBNB and its counsels an updated full draft Merger Agreement compiling the sections of the agreement that were previously separately negotiated. On April 1, 2024, JVSPAC support team circulated an updated draft Merger Agreement incorporating comments proposed by Loeb.

On April 2, 2024, Milbank circulated a revised draft of the Merger Agreement that proposed revisions to the overall suite of representations, warranties and covenants to be provided by each party under the Merger Agreement, including, among other things, revisions to closing conditions, conditions precedent and the inclusion of an outside closing date. On that same day, members of JVSPAC’s management and support team and members of HBNB’s director and management team attended online conferences to further discuss the scope of representations, warranties and covenants, and other points of contention to the Merger Agreement.

On April 2, 2024, JVSPAC, HBNB, Conpak, SyCipLaw, and R.G. Manabat & Co., as HOA’s auditors, held a conference call to discuss certain issues and other matters related to the due diligence materials and financial statements required for the legal and financial due diligence.

From April 2, 2024 to April 7, 2024, JVSPAC and HBNB and their respective counsels exchanged multiple drafts of the Merger Agreement. During the same period, the HBNB director and management team and the JVSPAC management and support team negotiated outstanding terms to the merger agreement, including the timing for cure of breach, earnout shares, number of shares to be set aside as part of an employee’s incentive plan, definitions, covenants and the scope of the representations and warranties. As part of the termination and reverse termination fee negotiations, the parties discussed the costs associated with JVSPAC’s initial public offering and the cost of extending the time allowed for a business combination in the event that the business combination with HBNB fails to close. Furthermore, the parties discussed risks that may arise in relation to DoubleDragon being a publicly listed entity on the Philippine Stock Exchange, Inc. as part of the negotiation of the $2 million termination fee as opposed to the $1 million requested by HBNB. The parties also discussed the potential for an earnout as part of the merger consideration, recognizing that it could help incentivize the HBNB management team to focus on HBNB’s growth and success post-closing. Given that the earnout shares would comprise only a small portion of the overall consideration, the JVSPAC management and Board ultimately agreed that HBNB may, at its option, issue earnout shares to HBNB’s management, advisors and employees subject to certain lock-up provisions.

On April 4, 2024, Conpak provided JVSPAC with a first draft of a financial due diligence report summarizing the findings of their financial due diligence review of HBNB. JVSPAC’s management team reviewed the draft report and discussed certain findings with Conpak. The Parties agreed that Conpak would continue its financial due diligence after the receipt of HBNB’s audited financial statements, and that satisfaction of the JVSPAC management and Board on the financial due diligence findings would be a condition to the closing of the business combination.

On April 3, 2024, Oh-Ebashi provided JVSPAC with a first draft of the legal due diligence report summarizing the findings of their legal due diligence on the Japanese entities, namely TMK Hotel 101 Niseko, Hotel 101 Management Japan KK, and HBNB Japan Two Pte. Ltd.’s Japan Branch. On April 5, 2024, SyCipLaw provided JVSPAC with a preliminary draft of the legal due diligence report summarizing the findings of their legal due diligence on the Philippine entities of HBNB.

JVSPAC’s management team reviewed the due diligence report and discussed certain findings with SyCipLaw, as well as requested additional due diligence materials from HBNB. On April 8, 2024, JVSPAC management team sought further clarification on certain findings in the report, and received responses from SyCipLaw by April 16, 2024.

On April 5, 2024, Supra Legit provided JVSPAC with preliminary drafts of the legal due diligence reports summarizing the findings of their legal due diligence on the Spanish entities, namely Hotel101 Spain Management, S.L.U and Hotel101 Madrid S.L.U. JVSPAC’s management team reviewed the report and discussed certain findings with Supra Legit, as well as sought further clarification and information from HBNB.

On April 5, 2024, the JVSPAC Board held a meeting via video teleconference. JVSPAC’s management team attended the meeting and presented the various targets considered by management, as well as the key findings of diligence conducted by the management and JVSPAC’s advisors with regards to HBNB. The JVSPAC Board discussed the due diligence findings, the proposed Merger Agreement terms and valuation presented by the JVSPAC management. The JVSPAC Board also discussed the valuation methodology, the similarities and differences with comparable companies referenced and the performance of the comparable companies at listing and thereafter. The JVSPAC Board further discussed the consideration, additional negotiation points, reasons for approving the Merger Agreement, as well as the status of various work streams related to the proposed business combination.

On April 6, 2024, upon review of the substantially finalized draft of the Merger Agreement and related documents, the execution of the Merger Agreement and related agreements as well as transactions contemplated thereby was approved by the Company Parties, the Principal Shareholders and the Acquisitions Entities via the following: (i) DoubleDragon through a special meeting of its board of directors; (ii) HOA through written resolutions of its board of directors; (iii) Hotel101 Worldwide through written resolutions of its directors; (iv) Hotel101 Global through written resolutions of its directors; (v) HBNB through written resolutions of its sole shareholder and written resolutions of its sole directors; (vi) Merger Sub 1 through written resolutions of its directors; and (vii) Merger Sub 2 through written resolutions of its sole shareholder and written resolutions of its sole directors.

On April 7, 2024, upon review of the substantially finalized draft of the Merger Agreement and related documents, the JVSPAC Board signed the unanimous written resolutions approving the execution of the Merger Agreement.

On April 8, 2024, the parties executed the Merger Agreement and on the same day, JVSPAC and HBNB issued a joint press release announcing the execution of the definitive Merger Agreement (the “Merger Agreement”).

From June to July 2024, JVSPAC and HBNB’s management teams held a series of meetings to discuss the status of HBNB’s financial statements and the potential amendment to the structure of the proposed business combination. On July 12, 2024, HBNB sent to JVSPAC’s management team and Loeb a revised two-step structure for the proposed business combination. HBNB, JVSPAC and their respective counsels subsequently held additional discussions regarding the revised structure and the transaction timeline, including a teleconference on July 29, 2024, attended by JVSPAC and HBNB management teams. The discussion focused on the details of the revised structure, timing and process.

On August 1, 2024, JVSPAC, HBNB, Loeb and Milbank held a teleconference to further discuss the feasibility of the revised structure of the proposed business combination and its impact on the transaction timeline. On August 6, 2024, HBNB’s management team and its counsel sent JVSPAC’s management team and Loeb an initial draft of the amended agreement and plan of merger (the “Draft Amendment”). The terms included amendments to the definitions, representations and warranties of the Company Parties and the Principal Shareholders, and the covenants to reflect the revised two-step structure.

Between August 6, 2024, and August 9, 2024, JVSPAC and HBNB’s management teams negotiated additional terms to be included in the Draft Amendment. These discussions focused on, among other things, (i) HBNB’s commitment to deposit the funds required to extend the Combination Deadline into the Trust Account and the timing of such deposits, (ii) the proposed completion date for the HBNB and HOA audit, (iii) a proposed revised termination fee, (iv) confirmation that there would be no minimum cash condition and (v) certain clarification language.

JVSPAC’s management and support team, along with Loeb and Dahui, reviewed and discussed the terms of the Draft Amendment. On August 9, 2024, JVSPAC’s representatives circulated comments, which included a request for, among other things, (i) the completion of HBNB’s and HOA’s audited financial statements by September 2024, (ii) HBNB or its related party to deposit a total of $2 million into JVSPAC’s working capital account to cover extension fees and other expenses arising from the extension of JVSPAC’s existence (the “Extension Payment”), (iii) a revised termination fee of $2 million, (iv) the requirement for parties to use their best efforts to provide each other with access to information and (v) other clarification language.

On August 13, 2024, HBNB and Milbank sent JVSPAC and its counsels a revised version of the Draft Amendment, which proposed, among other changes, (i) the replacement of a hard deadline for the completion of HBNB’s audited financial statements with a covenant to use commercially reasonable efforts and the removal of any requirement to complete of HOA’s audited financial statements, (ii) that each three-month extension be at HBNB’s sole discretion, with the Extension Payment to be divided into four separate payments to be deposited on January 15, 2025, April 15, 2025, June 30, 2025, and September 30, 2025, instead of depositing the full $2 million upfront, (iii) reducing the proposed termination fee to $1.5 million instead of $2 million, (iv) retaining the existing requirement for parties to use their commercially reasonable efforts to provide each other with access to information and (v) other clarification language.

Between August 13, 2024, and August 15, 2024, additional negotiations took place between JVSPAC and HBNB’s management teams. Subsequently, on August 15, 2024, Milbank circulated another draft of the agreement. In this draft, HBNB agreed to deposit the full $2 million extension payment on or before January 15, 2025, as a single payment. They also agreed that the extension would not be at HBNB’s sole discretion. Additionally, HBNB requested that JVSPAC return any unused portion of the extension payment in the event of a termination of the Merger Agreement or upon closing.

On August 15, 2024, an additional round of negotiations took place, followed by a call on August 16, 2024. The parties reached an agreement on several key points, including: (i) proceeding with a two-step merger structure, (ii) HBNB depositing $2 million into JVSPAC’s working capital account on or before January 7, 2025, to cover transaction-related expenses, (iii) reconfirmation that there would be no minimum cash condition, and (iv) the revised termination fee of $2 million. However, the parties had not yet agreed on the requirement and/or deadline for the HBNB and HOA audit.

Between August 15, 2024, and September 3, 2024, multiple communications took place, including a conference call on August 21, 2024, attended by the management teams of HBNB and JVSPAC. On August 26, 2024, the parties agreed that the deadline for the HBNB and HOA audits would be February 28, 2025. During this period, several drafts were also circulated to refine the terms and language of the Draft Amendment.

On September 3, 2024, the parties to the Merger Agreement entered into the First Amendment to the Merger Agreement.

JVSPAC Board’s Review of Valuation

During the period that the terms of the Merger Agreement were being negotiated, the JVSPAC management team studied the business model of HBNB and identified certain appropriate comparable public companies to HBNB. The JVSPAC management team considered HBNB’s asset-light business model, its hybrid offering and its ability to derive income from both the sale of hotel units as well as income from hotel operations. With the use of publicly available information, JVSPAC’s management believed that it could ascribe a valuation for HBNB that would potentially be acceptable to public markets following a Business Combination with JVSPAC.

The analysis focused on three comparable public companies which were selected based on their pace of growth, ability to scale, as well as the hospitality offerings they provide to their customers, namely:

•        Airbnb, Inc. (“ABNB”)

•        Marriot International, Inc. (“Marriot”)

•        Hilton Worldwide Holdings, Inc. (“Hilton”)

JVSPAC’s management team analyzed the historical operating results including revenues, EBITDA and profitability as well as the performance of the share price of the above listed market comparable companies in relation to their respective financial results reported since 2020. The JVSPAC Board believes that among the above listed comparable companies that ABNB would be the closest comparable given the similar nature of having fragmented retail ownership for its hospitality inventory. Among the above-listed comparable companies, the JVSPAC Board believes that ABNB is the closest comparable, primarily due to the similar nature of a fragmented retail ownership model for its hospitality inventory.

The JVSPAC Board considered that both HBNB and ABNB rely on a business model where individual owners retain ownership of their properties and earn returns by renting them out to travelers. In ABNB’s case, property owners list their properties on the platform and pay ABNB a platform fee for each booking. Similarly, HBNB’s model enables property owners to rent out their units to travelers while paying HBNB a fee for managing and facilitating the rental process. The JVSPAC Board believes that the fragmented ownership structure is a key similarity that underpins both companies’ operations and revenue generation strategies. Additionally, the JVSPAC Board considered the similarities in their tech-driven approaches. ABNB’s platform leverages technology to connect property owners with travelers, while HBNB is developing the HBNB app, which reflects a similar focus on using technology to streamline operations and enhance the user experience.

While the JVSPAC Board acknowledged that ABNB does not operate hotels in the same way as HBNB, they viewed this as an area where HBNB may hold a competitive advantage. By directly operating its properties, HBNB is able to maintain greater quality control and standardization compared to ABNB, potentially resulting in HBNB offering a superior user experience, ultimately positioning it for even greater growth opportunities than ABNB. The JVSPAC Board also considered that ABNB is a “platform” that does not require working capital to “build” its real estate portfolio. While HBNB is involved in the construction, HBNB’s units-to-date have been in jurisdictions that allow for “pre-selling,” which reduces the need for large amounts of upfront capital.

The JVSPAC Board also took into account various factors that may allow HBNB to command a premium valuation. For example, the JVSPAC Board considered that ABNB listed during the COVID-19 pandemic when the travel industry faced significant restrictions, while HBNB’s listing will occur after those restrictions have been lifted. Furthermore, the JVSPAC Board noted that ABNB was not profitable during the year of its initial public offering and had not historically been profitable, whereas HBNB was profitable for the year ended December 31, 2023.

Another factor supporting a premium valuation is HBNB’s unique revenue model, which allows it to generate income at multiple stages. HBNB earns revenue initially from selling properties to individual owners and then generates additional income by charging those owners fees for managing and renting out their properties. The JVSPAC Board believes that this approach could enhance HBNB’s potential for sustained profitability and positions it as a compelling investment opportunity.

The other two named comparable companies continued to be considered in the broader analysis but were not used in defining the valuation range due to the following differences:

•        Marriot and Hilton are both mature companies that were founded many decades ago, and thus, while they are still growing companies, JVSPAC management does not believe that they would grow at a pace similar to that of HBNB; and

•        Marriot and Hilton both operate traditional business models which focuses on franchising and management of hotels.

Based on this analysis of the competitive market landscape, JVSPAC management team performed a valuation analysis based on a multiple of equity value to of the revenue earnout target of $113.3 million included in the Merger Agreement. JVSPAC’s management team selected 2025 as the benchmark year for the earnout since Hotel101-Madrid, which is currently HBNB’s largest global project (in terms of number of rooms), is expected to be completed by the end of 2025 and since the near-term driver of revenues of HBNB are real estate sales, the JVSPAC management team believed 2025 would be an appropriate reference year for valuation purposes. JVSPAC’s management also considered HBNB’s year-to-date reservation of $20 million in total contract price of units reserved as of March 31, 2024, and HBNB’s earnout target of $113.3 million consolidated revenue for the financial year 2025.

Some adjustments were made to account for ABNB being a more mature, globally recognized publicly listed company while HBNB is still in the early stages of its growth cycle. As such, the JVSPAC management focused on the 2020 historical performance of ABNB, the year of its initial public offering, which was used as the benchmark year to arrive at the relevant multiple applied to HBNB. ABNB listed with an implied valuation of [$47 billion], and had consolidated total revenue of $3.38 billion for the full year ended December 31, 2020. Therefore, the valuation at ABNB’s initial public offering was approximately 14x of its consolidated revenue for the year ended December 31, 2020. However, on the first day of its initial public listing, ABNB closed with a market capitalization of $86.5 billion. A market capitalization of $86.5 billion implied a multiple of approximately 26x of ABNB’s consolidated revenue for the full year ended December 31, 2020. Over the next year, ABNB maintained an average market capitalization of over $86.5 billion.

The average multiple of the listing valuation and the valuation at the close of the first trading day of ABNB is approximately 20x ABNB’s full year ended December 31, 2020 revenue, which represents a [22.9]% discount to market valuation at the close of the first trading day of ABNB. JVSPAC management team believes that this is a reasonable discount for a “new listing.” By applying the 20x multiple to the Earnout target of HBNB, the implied valuation is $2.3 billion.

The HBNB management incentive earnout is not intended to be a projection or forecast. It reflects a number of assumptions that are dependent on the occurrence of several milestones that are beyond JVSPAC’s or HBNB’s control. HBNB’s reservations may not result in completed sales because reservations are cancellable and fully refundable without penalty until the customers sign the respective sale and purchase agreements. For these reasons, HBNB’s actual sales could differ materially from the number of reservations received. The inclusion of the incentive earnout information in this proxy statement/prospectus should not be regarded as an indication that JVSPAC, the JVSPAC Board, or their respective affiliates, advisors or other representatives considered, or now consider, such earnout necessarily to be predictive of actual future results. Readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information in making a decision regarding the Business Combination, as the earnout target may be materially different to actual results.

None of JVSPAC, HBNB or any other person assumes responsibility if future results are materially different from the earnout target discussed. Any estimates contained in the following analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. Accordingly, the assumptions and estimates used in, and the results derived from, the below analysis are inherently subject to substantial uncertainty. The following quantitative information, to the extent that it is based on market data, is not necessarily indicative of current market conditions.

JVSPAC Board’s Reasons for the Approval of the Transactions

JVSPAC was formed to complete a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more business entities. The JVSPAC Board sought to do so by using the networks and industry experience of the JVSPAC Board and JVSPAC management to identify and acquire one or more businesses.

In the opinion of the JVSPAC Board, JVSPAC’s management team, including its directors and officers, are qualified to evaluate the Business Combination with HBNB. The JVSPAC Board and management collectively have extensive transactional experience. A detailed description of the experience of JVSPAC’s executive officers and directors is included in the section of this proxy statement/prospectus entitled “JVSPAC’s Directors and Officers.”

In evaluating the transaction with HBNB, the JVSPAC Board consulted with its legal counsel and other advisors. In determining that the terms and conditions of the Merger Agreement and the transactions contemplated thereby are in JVSPAC’s best interests, the JVSPAC Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. Moreover, each of JVSPAC’s directors was asked to consider the potential conflicts of interest arising from their personal circumstances, existing fiduciary obligations, and other factors, if any. Except for the CFO (whose contact with HBNB is described above and below), JVSPAC is not aware that any of its other director or officer has pre-existing relationship with HBNB. The independent directors of JVSPAC did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Merger Agreement and/or preparing a report concerning the approval of the Business Combination.

The JVSPAC Board was also informed and made aware that HBNB was introduced to JVSPAC by JVSPAC’s CFO. The JVSPAC Board considered this fact among other matters, during its evaluation and approval of the Merger Agreement, including that shareholders could take this fact into consideration when deciding whether to vote in favor of the Business Combination. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, the JVSPAC Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that the JVSPAC Board considered in reaching its determination and supporting its decision. The JVSPAC Board viewed its decision as being based on all the information available and the factors presented and considered. In addition, individual directors may have given different weight to different factors. The JVSPAC Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the following reasons. This explanation of JVSPAC’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.” When you consider the JVSPAC Board’s recommendation, you should be aware that JVSPAC’s directors may have interests in the Business Combination that may be different from, or in addition to, the interests of JVSPAC’s shareholders generally. See “— Interests of Sponsor and JVSPAC’s Directors and Officers in the Business Combination” for additional information.

In particular, the JVSPAC Board considered the following reasons or made the following determinations, as applicable:

•        Favorable Prospects for Future Growth and Financial Performance.    Current information from HBNB’s management regarding (i) HBNB’s business, prospects, financial condition, operations, technology, services, management, competitive position, and strategic business goals and objectives; (ii) general economic, industry, regulatory, and financial market conditions; and (iii) opportunities and competitive factors within HBNB’s industry.

•        Positioned to Benefit from Lifted Travel Restrictions.    With the return of post-pandemic tourism, the JVSPAC Board believes that the end of the travel restrictions may contribute to an increase in HBNB’s client base.

•        Attractive Market with Growth.    The JVSPAC Board believes that HBNB is well positioned to expand and provide accommodation in areas with typically high demand and lower supply. The JVSPAC board believes that the value segment that HBNB operates in is also attractive for the younger and more cost-conscious traveler demographic.

•        Appeal to Additional Client Base.    The JVSPAC Board believes that HBNB’s business model appeals not only to more traditional real estate investors, but also to the foreign real estate investor market.

•        Major Shareholder with Extensive Experience in the Real Estate Industry.    DoubleDragon, HBNB’s major shareholder, has a track record of growth, success, and experience in the real estate market. The JVSPAC Board believes that deep real estate industry expertise of its shareholders and shared management may give HBNB a competitive advantage. The management team’s relationships with suppliers, architects, engineers, and knowledge of real estate practices and regulations could enhance HBNB’s ability to efficiently and effectively construct hotel properties.

•        Track Record of HBNB’s Founders.    Among HBNB’s founders are Dr. Tan Caktiong and Mr. Sia, both of whom have significant experience taking companies public. Additionally, they have successfully grown retail brands and managed large corporations with thousands of employees. The JVSPAC Board believes the strength of HBNB’s founding and leadership team, and their proven track record of scaling businesses, may contribute significantly to the success of HBNB. The JVSPAC Board believes that the collective expertise in taking companies public, as well as experience growing and operating large enterprises, may benefit HBNB as it seeks to develop its business model.

•        Potential for Strong Cash Flow.    In certain jurisdictions, HBNB could presell its units prior to the completion of development of the hotel properties. The JVSPAC Board believes that this business model may enhance the company’s cash flow, as it reduces the need for HBNB to utilize its own capital for property development. Moreover, the ability to presell units may expedite the timeframe in which a project becomes profitable, thereby enabling HBNB to accelerate its growth by undertaking additional and concurrent property development projects.

•        Attractiveness of HBNB’s Offerings.    HBNB’s properties provide an array of additional amenities, heightened security measures, enhanced predictability, and a standardized experience that sets them apart from certain competitors, such as properties listed on ABNB’s platform. The JVSPAC Board understands that HBNB has in place quality control and seeks to maintain consistent service levels across its properties. Furthermore, the JVSPAC Board believes that HBNB properties offer numerous advantages, including all-day dining options, round-the-clock front desk services, fitness centers, pools, business centers, function rooms, onsite convenience stores, and daily housekeeping services. JVSPAC Board believes that these features provide an enhanced experience for HBNB’s clients, setting them apart from certain competitors like properties listed on ABNB’s platform, whose clients may not have access to similar amenities.

•        Multiple Revenue Streams.    HBNB’s business model enables it to generate revenue on two separate occasions with each hotel development project. First through upfront sale of its standardized hotel units to global real estate investors, and second through recurring revenues from long-term contracts for day-to-day management and operation of these hotel units. The JVSPAC board believes that this dual revenue approach may provide a significant advantage for HBNB as it diversifies its revenue stream and enhances the overall profitability of each project.

•        Best Available Opportunity.    The JVSPAC Board determined, after a thorough review of other business combination opportunities reasonably available to JVSPAC, that the proposed Business Combination represents the best potential business combination for JVSPAC based upon the process utilized to evaluate and assess other potential acquisition targets, and the JVSPAC Board’s belief that such processes had not presented a better alternative.

•        Continued Significant Ownership by HBNB.    The JVSPAC Board considered that HBNB’s existing equity holders would be receiving a significant amount of the combined company’s shares in the proposed Business Combination and that HBNB’s principal shareholders and key executives are “rolling over” their existing equity interests of HBNB into equity interests in the combined company. The current Company Parties’ shareholders are expected to own 81.5% of the outstanding the combined company’s shares, constituting 81.5% of the voting power of the combined company’s shares, assuming none of the holders of JVSPAC Public Shares exercise their redemption rights in connection with the Business Combination.

•        Alignment of Incentives.    The JVSPAC Board considered that the Merger Agreement included an earnout provision and Key Executive Shares, which the JVSPAC Board believes would align incentives of the HBNB’s management with its shareholders.

•        Lock-Up.    Key Executive agreed to be subject to lockup provisions of 18 months in respect of their HBNB Ordinary Shares (subject to certain customary exceptions), which the JVSPAC board believes would provide important stability to the combined company;

•        Likelihood of Closing the Business Combination.    The JVSPAC Board believes that an acquisition by JVSPAC has a reasonable likelihood of closing without potential issues under applicable antitrust and competition laws and without potential issues from any regulatory authorities.

•        Terms of the Merger Agreement are Reasonable.    The JVSPAC Board believes that the terms of the Merger Agreement, including the representations, warranties, covenants and conditions to the parties’ respective obligations, are reasonable in light of the entire transaction.

The JVSPAC Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including but not limited to the following:

•        Business Risk.    The risk that the future financial performance of HBNB may not meet the JVSPAC Board’s expectations due to factors in HBNB’s control or out of HBNB’s control, such as HBNB’s failure to innovate, to attract and retain customers, to adapt to new businesses, to obtain sufficient capital, to maintain its competitive edge in the hospitality business, among others.

•        Listing Risks.    The securities of HBNB may not be able to list on a major U.S. stock exchange, which could limit investors’ ability to sell their securities.

•        Industry and Regulatory Risk.    The risk that the hospitality industry in which HBNB operates is significantly impacted by restrictions on travel or policy developments.

•        Closing of the Business Combination May Not Occur.    The risks and costs to JVSPAC if the Business Combination is not completed, including the risk of failure to obtain Nasdaq approval, diverting management focus and resources to other business combination opportunities, which could result in JVSPAC being unable to effect a business combination within the timeframe set forth under JVSPAC’s current charter, forcing JVSPAC to liquidate the trust account.

•        Current Public Shareholders Exercising Redemption Rights.    The risk that some of the current holders of JVSPAC Public Shares would decide to exercise their redemption rights, thereby depleting the amount of cash available in the trust account.

•        Potential New Pandemics or Slow Post-Pandemic Recovery.    The risk that there could be new pandemics or that the COVID-19 pandemic recovery may take longer than expected with possible negative impact and pro-longed instability as a result of new variants.

•        Closing Conditions of the Business Combination.    The fact that the closing is conditioned on satisfying certain closing conditions, many of which are out of JVSPAC’s control.

•        JVSPAC Shareholders Not Holding a Majority Position in HBNB.    The fact that JVSPAC shareholders will not hold a majority position in HBNB following the Business Combination, which may reduce the influence that JVSPAC’s current shareholders have on HBNB’s management.

•        Post-Closing Corporate Governance.    The fact that post-Closing, Mr. Sia and Dr. Tan Caktiong will control the voting power of 91.1% of total issued and outstanding HBNB Ordinary Shares voting together as a single class assuming a “no redemptions” scenario. Given the voting power of Mr. Sia and Dr. Tan Caktiong over the HBNB Ordinary Shares as described in this paragraph, Mr. Sia and Dr. Tan Caktiong will effectively be able to nominate, appoint and remove the entirety of HBNB’s board of directors. Mr. Sia and Dr. Tan Caktiong will therefore have decisive influence over matters requiring shareholder approval by ordinary resolution and significant influence over matters requiring shareholder approval by special resolution, including significant corporate transactions, such as a merger or sale of HBNB or its assets.

•        Litigation Related to the Business Combination.    The risk of potential litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could delay or prevent consummation of the Business Combination.

•        No Third-Party Valuation.    The JVSPAC Board considered the fact that the parties to the Business Combination have not sought any third-party valuation or fairness opinion in connection to the Business Combination.

•        No Survival of Remedies for Breach of Representations, Warranties or Covenants of HBNB.    The Merger Agreement provides that JVSPAC may not have the ability after the closing to recover for losses as a result of inaccuracies or breaches of the representations, warranties or covenants of HBNB set forth in the Merger Agreement. As a result, JVSPAC shareholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of HBNB prior to the closing, whether determined before or after the closing, without any ability to recover for the amount of any damages. The JVSPAC Board determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equity holders of HBNB will be, collectively, the majority equity holders in HBNB and therefore would bear a majority of any such losses.

•        Transaction Fees and Expenses Incurred by JVSPAC.    The substantial transaction fees and expenses to be incurred in connection with the Business Combination and the negative impact of such expenses on JVSPAC’s cash reserves and operating results if the Business Combination is not completed.

•        Negative Impact Resulting from the Announcement of the Business Combination.    The possible negative effect of the Business Combination and public announcement of the Business Combination of JVSPAC’s financial performance, operating results, and share price.

•        Other Risks.    Other factors that the JVSPAC Board deemed relevant, including various other risks associated with the Business Combination, JVSPAC’s business, and HBNB’s business as described under “Risk Factors.”

Satisfaction of 80% Test

After consideration of the factors identified and discussed in the section entitled “Proposal No. 1 — The SPAC Merger Proposal — The Business Combination — JVSPAC Board’s Reasons for the Approval of the Transactions,” the JVSPAC Board concluded that the Business Combination met the requirements disclosed in the IPO prospectus with respect to JVSPAC’s initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the funds in the Trust Account at the time of execution of the Merger Agreement.

Interests of Sponsor and JVSPAC’s Directors and Officers in the Business Combination

The JVSPAC Board concluded that the potential benefits that the JVSPAC Board expected JVSPAC and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the JVSPAC Board determined that the Merger Agreement, the Business Combination, and the other transactions contemplated by the Merger Agreement, were in JVSPAC’s best interests.

When you consider the recommendation of the JVSPAC Board in favor of approval of the Business Combination, the adoption of the SPAC Merger Proposal and other Proposals, you should keep in mind that the Sponsor and JVSPAC officers and directors have interests in the Transactions that are different from, or in addition to, your interests as a shareholder, including but not limited to the following:

•        Since the Sponsor and its affiliates and JVSPAC’s officers and directors directly or indirectly own JVSPAC Ordinary Shares and JVSPAC Rights, the Sponsor and JVSPAC’s officers and directors have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination.

•        Each of JVSPAC’s independent directors is currently receiving an annual remuneration of $1,000, totaling $3,000 per year for all three directors, for the duration of their service until the completion of the Business Combination or JVSPAC’s liquidation.

•        If an initial business combination is not completed by the Combination Deadline, JVSPAC will be required to liquidate. In such event:

•        1,437,500 JVSPAC Class B Ordinary Shares held by the Sponsor, which were acquired by the Sponsor prior to JVSPAC’s IPO for an aggregate purchase price of $0.017 per share, or $25,000 in the aggregate, will be worthless because the Sponsor is not entitled to participate in any redemption of distribution from the Trust Account with respect to such securities. Such JVSPAC Class B Ordinary Shares had an aggregate market value of approximately $[•] million based on the closing price of the JVSPAC Class A Ordinary Shares of $10.[•] per share on The Nasdaq Capital Market as of [•], 2025. The Sponsor and its affiliates and JVSPAC’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the Founder Shares and no other consideration was paid for such agreement. Since the Sponsor, its affiliates and promoters, and JVSPAC’s officers and directors will lose their entire investment in the JVSPAC Class B Ordinary Shares if an initial business combination with HBNB or another business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for an initial business combination

•        240,000 Private Placement Units purchased by the Sponsor for $2,400,000 will be worthless because the Sponsor is not entitled to participate in any redemption of distribution from the Trust Account with respect to such securities. At the consummation of the Business Combination, such Private Placement Units would have an aggregate market value of approximately $[•] million based on the closing price of $10.[•] per Unit on The Nasdaq Capital Market as of [•], 2025. The Sponsor and its affiliates and JVSPAC’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the Private Placement Units and no other consideration was paid for such agreement. Since the Sponsor, its affiliates and promoters, and JVSPAC’s officers and directors will lose their entire investment in the Private Placement Units if JVSPAC’s initial business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for JVSPAC’s initial business combination.

•        The Sponsor, its affiliates and JVSPAC’s directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to JVSPAC Public Shareholders rather than liquidate. The Sponsor and its affiliates, and JVSPAC’s directors and officers will retain 1,737,500 JVSPAC Ordinary Shares upon consummation of the Business Combination, representing ownership interest of 0.7% in the combined company, which represents a transaction value of $17.1 million, assuming a pre-transaction value of HBNB of $2.3 billion, assuming maximum redemption by JVSPAC Public Shareholders and assuming no issuance of any Earnout Shares. Such JVSPAC Ordinary Shares had an aggregate market value of approximately $[•], based on the closing price of the JVSPAC Class A Ordinary Shares of $[•] per share on Nasdaq Capital Market on [•], 2025.

•        The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other JVSPAC shareholders experience a negative rate of return in the combined company following the Business Combination. For example, if the share price of the HBNB Ordinary Shares declined to $5.00 per share after the close of the Business Combination, JVSPAC Public Shareholders who purchased shares in JVSPAC’s IPO, would have a loss of $5.00 per share while JVSPAC’s Sponsor would have a gain of $4.98 per share because it acquired the Founder Shares for a nominal amount.

•        With certain limited exceptions, the Founder Shares will not be transferable, assignable or salable by the Sponsor until the earlier of (1) six months after the completion of an initial business combination and (2) the date on which JVSPAC consummate a liquidation, merger, share exchange, reorganization or other similar transaction after an initial business combination that results in all of JVSPAC’s Public Shareholders having the right to exchange their Public Shares for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of JVSPAC’s Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after JVSPAC’s initial business combination, the Founder Shares will be released from the lock-up. With certain limited exceptions, the Private Placement Units, private placement shares, private placement rights and the Class A ordinary shares underlying such private placement rights will not be transferable, assignable or salable by the Initial Shareholders until the completion of JVSPAC’s initial business combination. Since the Sponsor and its affiliates, JVSPAC’s officers and directors may directly or indirectly own JVSPAC Ordinary Shares and JVSPAC Rights, JVSPAC’s officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination.

•        The Sponsor may make loans from time to time to JVSPAC to fund certain capital requirements. If the Sponsor makes any working capital loans, up to $1,150,000 of such loans may be converted into JVSPAC Units, at the price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units. If JVSPAC does not complete the Business Combination within the required period, JVSPAC may use a portion of its working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. Since JVSPAC will not repay such loans if JVSPAC does not complete a business combination, a conflict of interest may arise. As of January 31, 2025, no such working capital loans were outstanding.

•        If JVSPAC is unable to complete an initial business combination within the required time period, the Sponsor may be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by JVSPAC for services rendered or contracted for JVSPAC. If JVSPAC consummates an initial business combination, on the other hand, the combined company will be liable for all such claims.

•        The Sponsor and JVSPAC’s officers and directors and their affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on JVSPAC’s behalf, such as identifying and investigating possible business targets and business combinations. Unless JVSPAC consummates an initial business combination, the Sponsor and its affiliates and JVSPAC’s officers, directors and insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account and the amount of interest income from the Trust Account that may be released to JVSPAC as working capital. If the proposed Business Combination is not completed by the Combination Deadline, the Sponsor and its affiliates and JVSPAC’s officers, directors and insiders will not have any claim against the Trust Account for reimbursement. Accordingly, JVSPAC may not be able to reimburse these expenses, and the Sponsor and JVSPAC’s officers and directors and their affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of JVSPAC’s working capital if the Business Combination or another business combination is not completed by the Combination Deadline. As of the date of this proxy statement/prospectus, the Sponsor and JVSPAC’s officers and directors and their affiliates have not had any unpaid reimbursable expenses.

•        The Merger Agreement provides for the continued indemnification of JVSPAC’s current directors and officers and the continuation of director and officer liability insurance after the Business Combination covering JVSPAC’s current directors and officers.

•        The exercise of JVSPAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in JVSPAC’s shareholders’ best interests.

•        None of JVSPAC’s officers or directors is required to commit his or her full time to JVSPAC’s affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•        JVSPAC’s officers and directors may have a consulting relationship with other corporations and may have a conflict of interest including but not limited to allocating his or her time among various business activities.

•        In the course of their other business activities, JVSPAC’s officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to JVSPAC as well as the other entities with which they are affiliated. JVSPAC’s management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        The Sponsor and JVSPAC’s directors and officers and their affiliates have agreed to vote their JVSPAC Ordinary Shares in favor of the Merger Agreement and the Business Combination, including the SPAC Merger.

•        JVSPAC’s shareholders will experience immediate and significant dilution as a consequence of, among other transactions, the issuance of HBNB Ordinary Shares as consideration in the Business Combination and from other dilution sources.

The foregoing interests present a risk that the Sponsor and JVSPAC’s officers and directors and their affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with the holders of JVSPAC’s Public Shares. As such, the Sponsor and JVSPAC’s officers and directors may be incentivized to complete a business combination with a less favorable target company or on terms less favorable to holders of JVSPAC Public Shares rather than to liquidate. See the section entitled “Risk Factors — Risks Related to the SPAC Merger — JVSPAC’s directors and officers may have certain conflicts in determining to recommend the acquisition of HBNB, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a shareholder.”

The conflicts described above may not be resolved in JVSPAC’s favor.

Compensation Received by the Sponsor and its Affiliates

Set forth below is a summary of the terms and amount of the compensation received or to be received by the Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by HBNB to the Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.

	Interest in Securities	Other Compensation
Sponsor

Sponsor paid $25,000, or $0.017 per share, for its JVSPAC Class B Ordinary Shares purchased in connection with JVSPAC’s formation. The Sponsor also paid $2,400,000, or $10.00 per unit for its Private Placement Unit purchased in connection with the IPO. The Sponsor currently holds 240,000 Private Placement Units and 1,437,500 shares of JVSPAC Class B Ordinary Shares. At closing, Sponsor will hold a total of 1,737,500 shares of HBNB Class A Ordinary Shares, consisting of (i) 1,437,500 shares converted from the JVSPAC Class B Ordinary Shares on a one-to-one basis, (ii) 240,000 Class A Ordinary Shares underlying the Private Placement Units, and (iii) 60,000 Class A Ordinary Shares issuable upon conversion of the private placement rights underlying the Private Placement Units.

At closing, pursuant to the Merger Agreement, HBNB will use cash from the Trust Account to pay JVSPAC transaction expenses and to reimburse or pay Sponsor or its affiliates for any outstanding loans or other obligations of JVSPAC to Sponsor or its affiliates. JVSPAC currently estimates that the total amount payable for JVSPAC transaction expenses and any outstanding loans or other obligations of JVSPAC to Sponsor is approximately $[•] million.

Any working capital loans are to finance transaction costs in connection with an intended initial business combination. Such working capital loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,150,000 of such working capital loans may be convertible into units, at a price of $10.00 per unit, upon consummation of the initial business combination. The units would be identical to the Private Placement Units that the Sponsor purchased on January 23, 2024.

JVSPAC has agreed to reimburse the Sponsor and its affiliates for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. As of [•], JVSPAC has [not reimbursed Sponsor for any out-of-pocket expenses.]

Appraisal Rights

Appraisal rights are available to holders of JVSPAC Ordinary Shares in connection with the Business Combination. There are no appraisal rights with respect to JVSPAC Rights.

Under section 179 of the BVI Business Companies Act, 2004 (as amended), holders of JVSPAC Ordinary Shares will have the right to dissent from the Business Combination. Should a holder of JVSPAC Ordinary Shares wish to exercise their appraisal right, they must give written notice of their objection to the Business Combination to JVSPAC prior to the Extraordinary General Meeting, or at the meeting but before the vote on the Business Combination. Such notice must include a statement that the JVSPAC shareholder proposes to demand payment for their shares if the Business Combination is undertaken.

Assuming that the Business Combination is approved, JVSPAC must give written notice to any JVSPAC shareholder who gave written notice of their objection to the Business Combination, except those who voted for the Business Combination, within 20 days of the date of the Extraordinary General Meeting at which the Business Combination is approved. Within 20 days following the date of receipt of that notice, the dissenting shareholder must give notice to JVSPAC of their election to dissent, which notice must include: (a) the shareholder’s name and address; (b) the number and class of shares in respect of which they dissent (which must be all of the shares that the shareholder holds in JVSPAC); and (c) a demand for payment of the fair value of the shares. Once such notice has been given to JVSPAC, the dissenting shareholder ceases to have any rights as a shareholder of JVSPAC except for the right to be paid the fair value of their shares.

Within seven days of the expiration of the 20-day period in which a JVSPAC shareholder may serve notice of dissent (or seven days following the SPAC Merger, whichever is the later), JVSPAC or HBNB shall make a written offer to each dissenting shareholder to purchase their shares at a specified price that JVSPAC or HBNB determine to be their fair value. If, within 30 days of the date on which that offer is made, JVSPAC and the dissenting shareholder agree upon the price to be paid for the shares, JVSPAC or HBNB shall pay that amount to the shareholder upon the surrender of the certificates representing their shares.

If agreement on the price to be paid for the shares cannot be reached, within 20 days of the expiration of the 30-day period referred to above the following procedure shall be followed:

(a)     JVSPAC or HBNB and the dissenting shareholder shall each designate an appraiser;

(b)    the two designated appraisers together shall designate an appraiser;

(c)     the three appraisers shall fix the fair value of the shares owned by the dissenting shareholder as of the close of business on the day prior to the date on which the Business Combination was approved, excluding any appreciation or depreciation directly or indirectly induced by the Business Combination or its proposal, and that value is binding on JVSPAC or HBNB and the dissenting shareholder for all purposes; and

(d)    JVSPAC or HBNB shall pay to the dissenting shareholder that amount in money, upon the surrender of the certificates representing their shares.

Redemption Rights

Pursuant to JVSPAC Charter, holders of JVSPAC Public Shares may elect to have their JVSPAC Public Shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding JVSPAC Public Shares. As of [•], 2025, this would have amounted to approximately $[•] per share.

You will be entitled to receive cash for any JVSPAC Public Shares to be redeemed only if you:

(i)     (a)     hold JVSPAC Public Shares, or

(b)    hold JVSPAC Public Shares through JVSPAC Units and you elect to separate your JVSPAC Units into the underlying JVSPAC Public Shares prior to exercising your redemption rights with respect to the JVSPAC Public Shares; and

(ii)    prior to 5:00 p.m., Eastern Time, on [•], 2025, (a) submit a written request to Continental that JVSPAC redeem your JVSPAC Public Shares for cash and (b) deliver your JVSPAC Public Shares to Continental, physically or electronically through DTC.

Holders of outstanding JVSPAC Units must separate the underlying JVSPAC Public Shares prior to exercising redemption rights with respect to the JVSPAC Public Shares. If the JVSPAC Units are registered in a holder’s own name, the holder must deliver the certificate for its JVSPAC Units to Continental, with written instructions to separate the JVSPAC Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the JVSPAC Public Shares from the JVSPAC Units.

If a holder exercises its redemption rights, then such holder will be exchanging its JVSPAC Public Shares for cash and will no longer own securities of the combined company. Such a holder will be entitled to receive cash for its JVSPAC Public Shares only if it properly demands redemption and delivers its JVSPAC Public Shares (either physically or electronically) to Continental in accordance with the procedures described herein. Please see the section titled “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your JVSPAC Public Shares for cash.

Total Ordinary Shares Outstanding Upon Consummation of the Business Combination

It is anticipated that, upon the closing of the Business Combination, under the “no redemptions” scenario, holders of JVSPAC Public Shares and JVSPAC Public Rights would retain an ownership interest of 3.0% in the combined company, Maxim, JVSPAC’s Sponsor, officers, directors and other holders of Founder Shares would retain an ownership interest of 0.8% in the combined company and the HBNB shareholders would own 95.9% of the combined company.

Under the “maximum redemptions” scenario, holders of JVSPAC Public Shares and JVSPAC Public Rights would retain an ownership interest of 0.6% in the combined company, Maxim, JVSPAC’s Sponsor, officers, directors and other holders of Founder Shares would retain an ownership interest of 0.9% in the combined company and the HBNB shareholders would own 98.3% of the combined company.

The following table illustrates varying ownership levels of the HBNB immediately following the Business Combination:

Equity Capitalization Summary	Assuming No Redemption(1)		Assuming 25% Redemptions(2)		Assuming 50% Redemptions(3)
	Shares	%	Shares	%	Shares	%
DDPC, Hotel101 Worldwide and DoubleDragon	195,500,000	81.5%	195,500,000	82.0%	195,500,000	82.5%
Key Executives	34,500,000	14.4%	34,500,000	14.5%	34,500,000	14.6%
Public Shareholders(6)	7,187,500	3.0%	5,750,000	2.4%	4,312,500	1.8%
Initial Shareholders(7)	1,737,500	0.7%	1,737,500	0.7%	1,737,500	0.7%
Maxim	258,750	0.1%	258,750	0.1%	258,750	0.1%
Advisor	600,000	0.3%	600,000	0.3%	600,000	0.3%
Total shares	239,783,750	100.0%	238,346,250	100.0%	236,908,750	100.0%
Equity Capitalization Summary	Assuming 75% Redemptions(4)		Assuming Maximum Redemptions(5)
	Shares	%	Shares	%
DDPC, Hotel101 Worldwide and DoubleDragon	195,500,000	83.0%	195,500,000	83.6%
Key Executives	34,500,000	14.7%	34,500,000	14.7%
Public Shareholders	2,875,000	1.2%	1,437,500	0.6%
Initial Shareholders	1,737,500	0.7%	1,737,500	0.7%
Maxim	258,750	0.1%	258,750	0.1%
Advisor	600,000	0.3%	600,000	0.3%
Total shares	235,471,250	100.0%	234,033,750	100.0%

____________

Notes:

(1)      Assumes that no Public Shareholders exercise Redemption Rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that holders of 25% of Public Shares, or 1,437,500 Public Shares, will exercise their Redemption Rights for an aggregate payment of $14.8 million (based on the estimated per-share redemption price of $10.33 per share) from the Trust Account.

(3)      Assumes that holders of 50% of Public Shares, or 2,875,000 Public Shares, will exercise their Redemption Rights for an aggregate payment of $29.7 million (based on the estimated per-share redemption price of $10.33 per share) from the Trust Account.

(4)      Assumes that holders of 75% of Public Shares, or 4,312,500 Public Shares, will exercise their Redemption Rights for an aggregate payment of $44.5 million (based on the estimated per-share redemption price of $10.33 per share) from the Trust Account.

(5)      Assumes that all Public Shareholders, holding 5,750,000 Public Shares, will exercise their Redemption Rights for an aggregate payment of $59.4 million (based on the estimated per-share redemption price of $10.33 per share) from the Trust Account.

(6)      Includes 1,437,500 shares to be issued upon consummation of the Business Combination upon conversion of the Public Rights outstanding.

(7)      Includes 60,000 shares to be issued upon consummation of the Business Combination upon conversion of the Private Rights outstanding.

The following table illustrates varying ownership levels of HBNB immediately following the Business Combination on a fully diluted basis(1):

Equity Capitalization Summary	Assuming No Redemption		Assuming 25% Redemptions		Assuming 50% Redemptions
	Shares	%	Shares	%	Shares	%
DDPC, Hotel101 Worldwide and DoubleDragon	195,500,000	81.4%	195,500,000	81.9%	195,500,000	82.4%
Key Executives	34,500,000	14.4%	34,500,000	14.4%	34,500,000	14.5%
Directors, executives, managers, advisors and employees	500,000	0.2%	500,000	0.2%	500,000	0.2%
Public Shareholders	7,187,500	3.0%	5,750,000	2.4%	4,312,500	1.8%
Initial Shareholders	1,737,500	0.7%	1,737,500	0.7%	1,737,500	0.7%
Maxim	258,750	0.1%	258,750	0.1%	258,750	0.1%
Advisor	600,000	0.2%	600,000	0.3%	600,000	0.3%
Total shares	240,283,750	100.0%	238,846,250	100.0%	237,408,750	100.0%
Equity Capitalization Summary	Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%
DDPC, Hotel101 Worldwide and DoubleDragon	195,500,000	82.9%	195,500,000	83.4%
Key Executives	34,500,000	14.6%	34,500,000	14.7%
Directors, executives, managers, advisors and employees	500,000	0.2%	500,000	0.2%
Public Shareholders	2,875,000	1.2%	1,437,500	0.6%
Initial Shareholders	1,737,500	0.7%	1,737,500	0.7%
Maxim	258,750	0.1%	258,750	0.1%
Advisor	600,000	0.3%	600,000	0.3%
Total shares	235,971,250	100.0%	234,533,750	100.0%

____________

Note:

(1)      This table makes the same assumptions as in the preceding ownership table, except that this table reflects the 500,000 Earnout Shares. If HBNB’s reported consolidated revenue for fiscal year 2025, as set forth in its annual audited consolidated financial statements, is at least $113.25 million, then HBNB, at its option, may issue in the aggregate up to an additional 500,000 ordinary shares as a bonus to the directors, executives, managers, advisors and employees of HBNB, its subsidiaries and/or parent companies, as determined at the relevant time.

In addition to the changes in percentage ownership depicted above, variation in the levels of redemptions will impact the dilutive effect of certain equity issuances related to the Business Combination, which would not otherwise be present in an underwritten public offering. Increasing levels of redemptions will increase the dilutive effect of these issuances on non-redeeming holders of the JVSPAC Public Shares.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Frequently Used Terms” and, with respect to the determination of the “Maximum Redemptions,” the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Resolutions to be Voted Upon

The text of the resolution to be voted upon is as follows:

“RESOLVED, as a resolution of members, that (a) the agreement and plan of merger dated as of April 8, 2024, by and among Hotel101 Global Holdings Corp. (“HBNB”), Hotel of Asia, Inc., DoubleDragon Corporation, DDPC Worldwide Pte. Ltd., Hotel101 Worldwide Private Limited, JVSPAC Acquisition Corp. (“JVSPAC”), Hotel101 Global Pte. Ltd. (“Hotel101 Global”), HGHC 4 Pte. Ltd. (“Merger Sub 1”) and HGHC 3 Corp. (“Merger Sub 2”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A-1 and Annex A-2, and the transactions contemplated thereunder including (i) Hotel101 Global and Merger Sub 1 will amalgamate, with Hotel101 Global being the surviving entity and becoming a wholly-owned subsidiary of HBNB (“Company Amalgamation”), and (ii) Merger Sub 2 will merge with and into JVSPAC, with JVSPAC being the surviving entity and becoming a wholly-owned subsidiary of HBNB (the “SPAC Merger,” and the surviving entity, the “SPAC Surviving Sub”) (the Company Amalgamation, the SPAC Merger and other transactions contemplated by the Merger Agreement are collectively referred to as the “Business Combination”), (b) the plan of merger for the SPAC Merger, a form of which is attached to the accompanying proxy statement/prospectus as Annex C, and the transaction contemplated thereunder and (c) upon the effective time of the SPAC Merger, the adoption of the amended and restated memorandum and articles of association by the SPAC Surviving Sub, a form of which is attached to the accompany proxy statement/prospectus as Annex D, as the new memorandum and articles of association of the SPAC Surviving Sub in replacement of the existing memorandum and articles of association of the SPAC be and each is hereby approved, ratified, confirmed and adopted (as applicable) in all respects.”

Vote Required for Approval

Along with the approval of the approval of Nasdaq Proposal, approval of the SPAC Merger Proposal is a condition to the consummation of the Business Combination. If the SPAC Merger Proposal is not approved, the Business Combination will not take place. Approval of the SPAC Merger Proposal is also a condition to the Nasdaq Proposal. If the Nasdaq Proposal is not approved, the SPAC Merger Proposal will have no effect (even if approved by the requisite vote of our shareholders at the Meeting of any adjournment or postponement thereof) and the Business Combination will not occur.

The SPAC Merger Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if at least a majority of votes of the issued and outstanding JVSPAC Ordinary Shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting vote “FOR” the SPAC Merger Proposal.

Pursuant to the Letter Agreement, the Initial Shareholders, holding an aggregate of 240,000 Private Placement Units and 1,437,500 JVSPAC Class B Ordinary Shares (or 21.8% of the outstanding JVSPAC Ordinary Shares), and Maxim, holding an aggregate of 258,750 Class A Ordinary Shares, have agreed to vote their ordinary shares in favor of the Business Combination. As a result, holders of only 1,906,876 JVSPAC Public Shares will need to be present in person, by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the vote to approve the SPAC Merger Proposal is a majority of the votes cast at a meeting at which a quorum is present and assuming the Initial Shareholders and Maxim cast their votes at the meeting, assuming only the minimum number of JVSPAC Class A Ordinary Shares to constitute a quorum is present, no JVSPAC Class A Ordinary Shares held by the holders of JVSPAC Public Shares will be required to vote in favor of the SPAC Merger Proposal for it to be approved.

JVSPAC Board Recommendation

JVSPAC BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE SPAC MERGER UNDER PROPOSAL NO. 1.

PROPOSAL NO. 2 — THE ADVISORY GOVERNANCE PROPOSALS

General

Giving shareholders the opportunity to present their views on important corporate governance provisions, JVSPAC is requesting that its shareholders vote upon proposals to approve, on a non-binding advisory basis, certain governance provisions in HBNB’s amended and restated memorandum and articles of association (the “Amended HBNB Articles”), which are separately being presented. These separate votes are not required by British Virgin Islands law. Accordingly, the JVSPAC shareholders’ votes regarding the Advisory Governance Proposals are advisory votes and are not binding on JVSPAC, HBNB or their respective board of directors. Furthermore, neither the Business Combination nor the SPAC Merger is conditioned on the separate approval of the Advisory Governance Proposals.

If the Business Combination is consummated, the JVSPAC Charter will effectively be replaced by the Amended HBNB Articles given holders of JVSPAC Class A Ordinary Shares will, effective as of the consummation of the Business Combination (and assuming such holders do not redeem their JVSPAC Class A Ordinary Shares) hold HBNB Class A Ordinary Shares subject to the Amended HBNB Articles.

The Amended HBNB Articles differ materially from the JVSPAC Charter. The following is a non-exhaustive summary of the material differences between the JVSPAC Charter and the Amended HBNB Articles. This summary is qualified by reference to the complete text of the Amended HBNB Articles, a copy of which is attached to this proxy statement/prospectus as Annex B. We urge all JVSPAC shareholders to read the Amended HBNB Articles in its entirety for a more complete description of its terms. Additionally, as the JVSPAC Charter is governed by the BVI laws and the Amended HBNB Articles will be governed by the Cayman Companies Act, we encourage JVSPAC shareholders to carefully consult the information set out under the “Comparison of Your Rights as a Holder of JVSPAC’s Shares and Your Rights as a Potential Holder of HBNB Ordinary Shares” section of this proxy statement/prospectus.

Existing JVSPAC Charter	Amended HBNB Articles
Authorized Share Capital (Advisory Governance Proposal A)

JVSPAC is authorized to issue a maximum of 111,000,000 shares with no par value divided into three classes of shares as follows: (a) 100,000,000 JVSPAC Class A Ordinary Shares; (b) 10,000,000 JVSPAC Class B Ordinary Shares; and (c) 1,000,000 preferred shares with no par value.

The authorized share capital of HBNB is $50,000 divided into [•] shares of a par value of $[•].
Other Provisions including Status as a Blank Check Company (Advisory Governance Proposal B)

The JVSPAC Charter contain certain provisions related to JVSPAC’s status as a blank check company, including those related to the operation of the Trust Account, winding up of JVSPAC’s operations should JVSPAC not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the JVSPAC Charter.

The Amended HBNB Articles will not contain provisions related to JVSPAC’s status as a blank check company, as these will no longer be applicable to HBNB upon consummation of the Business Combination.
Variation of Rights (Advisory Governance Proposal C)

The JVSPAC Charter provides that the rights attached to a class of the ordinary shares may only be varied by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the total number of ordinary shares of that class that have voted (and are entitled to vote thereon) in relation to any such resolution.

The Amended HBNB Articles provide that if at any time the share capital of HBNB is divided into different classes of shares, all or any of the special rights attached to any class may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Existing JVSPAC Charter	Amended HBNB Articles
Amendment of Memorandum and Articles of Association (Advisory Governance Proposal D)
JVSPAC may amend its memorandum or articles by a resolution of members or by a resolution of directors, save that no amendment may be made by a resolution of directors for certain circumstances.	A special resolution is required to alter the Memorandum of Association of HBNB and to approve any amendment of the Articles of HBNB.
Winding Up (Advisory Governance Proposal E)
JVSPAC may by a resolution of members or by a resolution of directors appoint a voluntary liquidator.	A resolution that HBNB be wound up by the Court or be wound up voluntarily shall be passed by way of a special resolution.

Resolutions to be Voted Upon

The full text of each of the resolutions to be proposed in respect of the five separate proposals within the Advisory Governance Proposals is as follows:

“RESOLVED, as a resolution of members, to approve the replacement of the JVSPAC Charter with the Amended HBNB Articles by HBNB in its entirety.

RESOLVED, as a resolution of members, to approve in all respect the effective change in authorized share capital from (i) the maximum of 111,000,000 shares that JVSPAC is authorized to issue, with no par value, divided into three classes of shares as follows: (a) 100,000,000 class A ordinary shares with no par value; (b) 10,000,000 class B ordinary shares with no par value; and (c) 1,000,000 preferred shares with no par value, to (ii) the share capital of HBNB of $50,000 divided into [•] shares of a par value of $[•] each comprising: [•] Class A Ordinary Shares of a par value of $[•] each, and [•] undesignated shares of a par value of $[•] each, which change will be effected given holders of JVSPAC Class A Ordinary Shares will, effective as of the consummation of the Business Combination (and assuming such holders do not redeem their JVSPAC Class A Ordinary Shares) hold HBNB Class A Ordinary Shares subject to the Amended HBNB Articles.

RESOLVED, as a resolution of members, to approve in all respect, all other changes in connection with the effective replacement of the JVSPAC Charter with the Amended HBNB Articles effective as of the consummation of the Business Combination, including removing certain provisions relating to JVSPAC’s status as a blank check company that will no longer be applicable to HBNB following consummation of the Business Combination, which changes will be effected given holders of JVSPAC Class A Ordinary Shares will, effective as of the consummation of the Business Combination (and assuming such holders do not redeem their JVSPAC Class A Ordinary Shares), hold HBNB Class A Ordinary Shares subject to the Amended HBNB Articles.”

Reasons for the Approvals of the Advisory Governance Proposals

Advisory Governance Proposal A — Authorized Share Capital

The purpose of this proposal is to provide for an authorized capital structure of HBNB that will enable it to have available for issuance a number of authorized shares of ordinary shares and preference shares sufficient to support its growth and to provide flexibility for future corporate needs.

Advisory Governance Proposal B — Other Provisions including Status as a Blank Check Company

The HBNB board of directors believes that elimination of certain provisions related to JVSPAC’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Amended HBNB Articles do not include the requirement to dissolve HBNB upon failure to consummate a business combination in accordance with its terms, and allow HBNB to continue as a corporate entity following the Business Combination. In addition, certain other provisions in JVSPAC’s current certificate require that proceeds from

JVSPAC’s initial public offering be held in the trust account until a business combination or liquidation of JVSPAC has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Amended HBNB Articles.

Advisory Governance Proposal C — Variation of Rights

The HBNB board of directors believes that requiring the variation to be consented to by a special resolution of the members of the affected class offers better protection to the minority shareholders. The Cayman Companies Act does not contain any provision for the protection of minority members whose class rights are varied by a decision taken by the requisite majority. With this article in the Amended HBNB Articles, the majority’s right over the minority may be tested when considering whether or not the action taken was for the benefit of the class as a whole.

Advisory Governance Proposal D — Amendment of Memorandum and Articles of Association

This proposal is to ensure that HBNB, as an exempted company incorporated in the Cayman Islands with limited liability, complies with the Cayman Companies Act that under sections 10 and 24 of the Cayman Companies Act, a company may, by special resolution, alter its memorandum of association and articles of association.

Advisory Governance Proposal E — Winding Up

This proposal is to ensure that HBNB, as an exempted company incorporated in the Cayman Islands with limited liability, complies with the Cayman Companies Act that under sections 116(c) of the Cayman Companies Act, a company incorporated and registered under this Act or an existing company may be wound up voluntarily if the company resolves by special resolution that it be wound up voluntarily.

Vote Required for Approval

The approval of the Advisory Governance Proposals will require at least a majority of the votes of the issued and outstanding JVSPAC Ordinary Shares present in person physically or by virtual attendance or represented by proxy and entitled to vote and voted at the Extraordinary General Meeting vote “FOR” the Advisory Governance Proposals. Neither a shareholder’s failure to vote during the Extraordinary General Meeting or by proxy nor an abstention will be considered a vote “FOR.” As discussed above, the Advisory Governance Proposals are advisory votes and therefore are not binding on JVSPAC or JVSPAC’s board of directors. Furthermore, neither the Business Combination nor the SPAC Merger is conditioned on the separate approval of the Advisory Governance Proposals. Accordingly, regardless of the outcome of the non-binding advisory votes on the Advisory Governance Proposals, JVSPAC and HBNB intend that the Amended HBNB Articles will take effect upon consummation of the Business Combination.

Recommendation of the JVSPAC Board

THE JVSPAC BOARD UNANIMOUSLY RECOMMENDS THAT THE JVSPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY GOVERNANCE PROPOSALS.

PROPOSAL NO. 3 — THE NASDAQ PROPOSAL

Overview

JVSPAC is proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of Class A ordinary shares (or securities convertible into or exercisable for Class A ordinary shares) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the Class A ordinary shares for the five trading days immediately preceding the signing of the binding agreement, if the number of Class A ordinary shares (or securities convertible into or exercisable for Class A ordinary shares) to be issued equals to 20% or more of the Class A ordinary shares, or 20% or more of the voting power, outstanding before the issuance.

Pursuant to the Merger Agreement, HBNB will issue to the Company Parties’ shareholders and key executives of HBNB and DoubleDragon an aggregate of 230,000,000 HBNB Ordinary Shares (excluding earnout shares) in connection with the Business Combination as described in this proxy/prospectus. See the section entitled “The SPAC Merger Proposal — The Merger Agreement — Merger Consideration.” Because the number of shares we anticipate issuing as consideration in the Business Combination (1) will constitute more than 20% of JVSPAC’s outstanding shares and more than 20% of outstanding voting power prior to such issuance, and (2) will result in a change of control of JVSPAC, we are required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b) and potentially Nasdaq Listing Rule 5635(d).

Effect of Proposal on Current Shareholders

If the Nasdaq Proposal is adopted, HBNB would issue HBNB Ordinary Shares representing more than 20% of the outstanding Class A Ordinary Shares in connection with the Business Combination. The issuance of such securities would result in significant dilution to the JVSPAC Shareholders and would afford such shareholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of JVSPAC. If the Nasdaq Proposal is adopted, assuming 230,000,000 HBNB Ordinary Shares are issued to the Company Parties’ shareholders and key executives of HBNB and DoubleDragon as consideration in the Business Combination, we anticipate that the Company Parties’ shareholders and certain key executives of HBNB and DoubleDragon will hold 95.9% of HBNB Ordinary Shares, and the current JVSPAC Shareholders will hold 3.8% of HBNB Ordinary Shares immediately following completion of the Business Combination. This percentage assumes that no JVSPAC Class A Ordinary Shares are redeemed in connection with the Business Combination, does not take into account any warrants or options to purchase HBNB Ordinary Shares that will be outstanding following the Business Combination.

If the Nasdaq Proposal is not approved and we consummate the Business Combination on its current terms, JVSPAC would be in violation of Nasdaq Listing Rule 5635(a) and (b) and potentially Nasdaq Listing Rule 5635(d), which could result in the delisting of our securities from the Nasdaq Stock Market. If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage for the post-transaction company; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

It is a condition to the obligations of JVSPAC and the Company Parties to close the Business Combination that HBNB Class A Ordinary Shares remain listed on the Nasdaq Stock Market. As a result, if the Nasdaq Proposal is not adopted, the Business Combination may not be completed unless this condition is waived.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a resolution of members, that for purposes of complying with Nasdaq Listing Rule 5635(a) and (b), the issuance of more than 20% of the issued and outstanding Class A ordinary shares and the resulting change in control in connection with the Business Combination be approved and adopted.”

Vote Required for Approval

This Nasdaq Proposal will be approved and adopted only if at least a majority of the votes of the issued and outstanding JVSPAC Ordinary Shares present in person physically or by virtual attendance or represented by proxy and entitled to vote and voted at the Extraordinary General Meeting vote “FOR” the Nasdaq Proposal. Neither a shareholder’s failure to vote during the Extraordinary General Meeting or by proxy nor an abstention will be considered a vote “FOR.”

This proposal is conditioned on the approval of the SPAC Merger Proposal. If the SPAC Merger Proposal is not approved, the Nasdaq Proposal will have no effect even if approved by JVSPAC Shareholders.

Board Recommendation

THE JVSPAC BOARD UNANIMOUSLY RECOMMENDS THAT THE JVSPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

PROPOSAL NO. 4 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will approve the chairman’s adjournment of the Extraordinary General Meeting to a later date to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Extraordinary General Meeting to approve the other Proposals.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our shareholders, the chairman will not be able to adjourn the Extraordinary General Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Extraordinary General Meeting to approve the SPAC Merger Proposal or the Nasdaq proposal.

Resolutions to be Voted Upon

The full text of the resolutions to be proposed is as follows:

“RESOLVED, as a resolution of members, that if there are insufficient proxies received at the time of the Meeting to authorize, approve the other Proposals at the Meeting, the chairman of the Meeting be instructed to adjourn the Meeting in order to allow JVSPAC to solicit additional proxies in favor of the approval of the other Proposals.”

Vote Required for Approval

This Adjournment Proposal will be approved and adopted only if at least a majority of the votes of the issued and outstanding JVSPAC Ordinary Shares present in person physically or by virtual attendance or represented by proxy and entitled to vote and voted at the Extraordinary General Meeting vote “FOR” the Adjournment Proposal. Neither a shareholder’s failure to vote during the Extraordinary General Meeting or by proxy nor an abstention will be considered a vote “FOR.” The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Board Recommendation

THE JVSPAC BOARD UNANIMOUSLY RECOMMENDS THAT THE JVSPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

This section describes the material U.S. federal income tax considerations for (i) U.S. holders of JVSPAC Public Shares electing to have their JVSPAC Public Shares redeemed for cash if the Business Combination is completed, (ii) U.S. holders of JVSPAC Public Shares participating in the Business Combination and (iii) owning and disposing of HBNB Ordinary Shares acquired pursuant to the Business Combination. This discussion applies only to JVSPAC Public Shares and HBNB Ordinary Shares held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, including:

•        brokers, dealers and other investors that do not own their JVSPAC Public Shares or HBNB Ordinary Shares as capital assets;

•        traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•        tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts;

•        real estate investment trusts and regulated investment companies;

•        banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

•        U.S. expatriates or former long-term residents of the United States;

•        persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the JVSPAC Public Shares or that will own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the HBNB Ordinary Shares;

•        subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of partnerships or other pass-through entities;

•        persons holding JVSPAC Public Shares or HBNB Ordinary Shares as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

•        persons required to accelerate the recognition of any item of gross income with respect to JVSPAC Public Shares or HBNB Ordinary Shares as a result of such income being recognized on an applicable financial statement;

•        persons whose functional currency for U. S. federal income tax purposes is not the U.S. dollar;

•        persons that received JVSPAC Public Shares or HBNB Ordinary Shares through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation for services;

•        controlled foreign corporations or passive foreign investment companies or foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii); or

•        the Sponsor or its affiliates.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

This discussion is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of JVSPAC Public Shares or HBNB Ordinary Shares. We have not and do not intend to seek any rulings from the IRS regarding the Business Combination. There is no assurance that the IRS will not take positions concerning the tax consequences of the Business Combination that are different from those discussed below, or that any such different positions would not be sustained by a court.

ALL HOLDERS OF HBNB SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF HBNB ORDINARY SHARES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

For purposes of this discussion, a U.S. Holder means a beneficial owner of JVSPAC Public Shares or HBNB Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income tax regardless of its source; or

•        a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders

Redemption of JVSPAC Public Shares

This section is subject to the discussion below under “— Application of the Passive Foreign Investment Company Rules to a Redemption of JVSPAC Public Shares and the Business Combination.”

In the event that a U.S. Holder of JVSPAC Public Shares exercises such holder’s right to have such holder’s JVSPAC Public Shares redeemed pursuant to the redemption provisions described herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of such stock pursuant to Section 302 of the Code or whether the U.S. Holder will be treated as receiving a distribution with respect to such stock under Section 301 of the Code. Whether that redemption qualifies for sale or exchange treatment will depend largely on the total number of shares of JVSPAC Ordinary Shares treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder as a result of, among other things, owning JVSPAC Rights) relative to all of shares of JVSPAC Ordinary Shares both before and after the redemption. The redemption of stock generally will be treated as a sale or exchange of the stock (rather than as a distribution) if the redemption is “substantially disproportionate” with respect to the U.S. Holder, results in a “complete termination” of the U.S. Holder’s interest in JVSPAC or is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by the U.S. Holder, but also shares of JVSPAC Ordinary Shares that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of the JVSPAC Rights. In order to meet the substantially disproportionate test, the percentage of JVSPAC’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of JVSPAC Public Shares must, among other requirements, be less than 80% of the percentage of JVSPAC’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either all the JVSPAC Ordinary Shares actually and constructively owned by the U.S. Holder are redeemed or all the

JVSPAC Ordinary Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other stock. The redemption of the JVSPAC Public Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in JVSPAC. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in JVSPAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of redemption.

If the redemption qualifies as a sale or exchange of stock by the U.S. Holder under Section 302 of the Code, the U.S. Holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the JVSPAC Public Shares redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. Holder’s tax basis in such holder’s shares of JVSPAC Public Shares generally will equal the cost of such shares. A U.S. Holder that purchased JVSPAC Units would have been required to allocate the cost between the shares of JVSPAC Public Shares and the JVSPAC Rights comprising the JVSPAC Units based on their relative fair market values at the time of the purchase.

If the redemption does not qualify as a sale or exchange of stock under Section 302 of the Code, then the U.S. Holder will be treated as receiving a distribution with respect to such stock under Section 301 of the Code. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s JVSPAC Public Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the JVSPAC Public Shares. Special rules apply to dividends received by U.S. Holders that are taxable corporations. After the application of the foregoing rules, any remaining tax basis of the U.S. Holder in the redeemed JVSPAC Public Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining JVSPAC Public Shares, or, to the basis of JVSPAC Public Shares constructively owned by such holder if the stock actually owned by the holder is completely redeemed. Shareholders who hold different blocks of JVSPAC Public Shares (generally, JVSPAC Public Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

The Business Combination

Tax Consequences of the Business Combination to U.S. Holders of JVSPAC Public Shares

This section is subject to the discussion below under “— Application of the Passive Foreign Investment Company Rules to a Redemption of JVSPAC Public Shares and the Business Combination.”

Subject to the qualifications and limitations set forth herein, the Company Amalgamation and SPAC Merger, taken together with other relevant portions of the transactions contemplated in the Merger Agreement are intended to qualify as an integrated transaction that qualifies as an exchange described in Section 351(a) of the Code. However, there can be no assurance that the IRS will not successfully challenge this position, and if so then the exchange of JVSPAC Public Shares for HBNB Ordinary Shares will be a taxable exchange, and the tax consequences described herein will be materially different from those described below. The provisions of Section 351(a) of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond JVSPAC or HBNB’s control. For example, if more than 20% of the HBNB Ordinary Shares were subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for Section 351(a) treatment would be violated. The remainder of this discussion assumes that the transactions described above qualify as an exchange described in Section 351(a) of the Code. Assuming such qualification as an exchange described in Section 351(a) of the Code, a U.S. Holder that receives HBNB Ordinary Shares in exchange for JVSPAC Public Shares in the SPAC Merger should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the HBNB Ordinary Shares received in the SPAC Merger by a U.S. Holder should be equal to the adjusted tax basis of the JVSPAC Public Shares exchanged therefor. The holding period of the HBNB Ordinary Shares will include the holding period during which the JVSPAC Public Shares exchanged therefor were held by such U.S. Holder.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of JVSPAC Public Shares for HBNB Ordinary Shares pursuant to the Business Combination, and the qualification of the Business Combination as an exchange described in Section 351(a) of the Code.

Application of the Passive Foreign Investment Company (PFIC) Rules to a Redemption of JVSPAC Public Shares and the Business Combination

As discussed more fully below under “— U.S. Holders — Material U.S. Federal Income Tax Consequences of Ownership and Disposition of HBNB Ordinary Shares — Passive Foreign Investment Company Rules,” if JVSPAC is a PFIC for any taxable year, U.S. Holders of JVSPAC Public Share may be subject to adverse U.S. federal income tax consequences with respect to dispositions of (including as a result of a redemption), and distributions with respect to JVSPAC’s stock, and may be subject to additional reporting requirements. Based upon the composition of its income and assets, JVSPAC believes that that it would likely be considered a PFIC for its current taxable year which ends as a result of the Business Combination.

If JVSPAC is determined to be a PFIC, any income or gain recognized by a U.S. Holder electing to have its JVSPAC Public Shares redeemed would generally be subject to a special tax and interest charge if such U.S. Holder did not make either a qualified electing fund (“QEF”) election or a mark-to-market election for JVSPAC’s first taxable year as a PFIC in which such U.S. Holder held (or was deemed to hold) such shares, or a QEF election along with an applicable purging election (collectively, the “PFIC Elections”). These rules are described more fully below under “— U.S. Holders — Material U.S. Federal Income Tax Consequences of Ownership and Disposition of HBNB Ordinary Shares — Passive Foreign Investment Company Rules.”

In addition, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognizes gain (but not loss) notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code were proposed in 1992 with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require a U.S. Holder of JVSPAC Public Shares to recognize gain (which would generally be subject to the special tax and interest charge) if (i) JVSPAC was classified as a PFIC at any time during such holder’s holding period of such shares; (ii) the U.S. Holder did not timely make any of the PFIC Elections; and (iii) HBNB is not a PFIC in the taxable year that includes the day after the Merger. It is uncertain whether, immediately following the Business Combination, HBNB will be treated as a PFIC for U.S. federal income tax purposes. The tax on any such recognized gain would be imposed based on the “excess distribution” rules, discussed below under “— U.S. Holders — Material U.S. Federal Income Tax Consequences of Ownership and Disposition of HBNB Ordinary Shares — Passive Foreign Investment Company Rules.”

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Additionally, the treatment of U.S. Holders of JVSPAC Public Shares who exchange their JVSPAC Public Shares for HBNB Ordinary Shares could be materially different from that described above if HBNB is treated as a PFIC for U.S. federal income tax purposes (see discussion below under “— U.S. Holders — Material U.S. Federal Income Tax Consequences of Ownership and Disposition of HBNB Ordinary Shares — Passive Foreign Investment Company Rules”). Therefore, U.S. Holders of JVSPAC Public Shares that have not made a timely QEF election or a mark-to-market election may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Business Combination to the extent their JVSPAC Public Shares have a fair market value in excess of their tax basis therein.

THE RULES DEALING WITH PFICS IN THE CONTEXT OF THE BUSINESS COMBINATION ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, AND WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Material U.S. Federal Income Tax Consequences of Ownership and Disposition of HBNB Ordinary Shares

Distributions on HBNB Ordinary Shares

This section is subject to the discussion below under “— Passive Foreign Investment Company Rules.”

If HBNB makes a distribution of cash or other property to a U.S. Holder of HBNB Ordinary Shares, such distributions will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of HBNB’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its HBNB Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such HBNB Ordinary Shares. Because HBNB does not expect to determine its earnings and profits on the basis of U.S. federal income tax principles, any distribution paid by HBNB will generally be reported as a dividend.

With respect to non-corporate U.S. Holders, dividends will generally be taxed at preferential long-term capital gains rates only if (i) HBNB Ordinary Shares are readily tradable on an established securities market in the U.S. (such as the Nasdaq) or (ii) HBNB is eligible for the benefits of an applicable income tax treaty, in each case provided that HBNB is not treated as a PFIC in the taxable year in which the dividend was paid or in any previous year and certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to HBNB Ordinary Shares.

Sale, Exchange, Redemption or Other Taxable Disposition of HBNB Ordinary Shares

This section is subject to the discussion below under “— Passive Foreign Investment Company Rules.”

Upon a sale or other taxable disposition of HBNB Ordinary Shares, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in such shares.

Under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. However, it is unclear whether the redemption rights with respect to the JVSPAC Public Shares may prevent the holding period of the HBNB Ordinary Shares from commencing prior to the termination of such rights. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Generally.    The treatment of U.S. Holders of the HBNB Ordinary Shares could be materially different from that described above if HBNB is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year. Once a foreign corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

HBNB has not made a determination as to whether it currently is, or in the future may become, a PFIC, but there is a possibility that it may be classified as a PFIC for its taxable year that includes the date of the Business Combination or in the foreseeable future. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of HBNB is expected to depend, in part, upon (a) the market value of the HBNB Ordinary Shares, and (b) the composition of the assets and income of HBNB. Further, because HBNB may value its goodwill based on the market value of the HBNB Ordinary Shares, a decrease in the market value of the HBNB Ordinary Shares and/or an increase in cash or other passive assets (including as a result of the Business Combination) would increase the relative percentage of its passive assets. Moreover, HBNB may be classified as a PFIC for its taxable year that includes the date of the closing of the Business Combination as a result of interest income that HBNB earns on its deposits, which generally will be treated as passive income. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that HBNB is a PFIC for the taxable year that includes the date of the Business Combination or in a future year.

If HBNB is or becomes a PFIC during any year (or portion thereof) in which a U.S. Holder holds HBNB Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. Holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) QEF regime, and (iii) mark-to-market regime. A U.S. Holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. Holder will depend upon which of these regimes applies to such U.S. Holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime.    If you do not make a QEF election or a mark-to-market election, as described below, you will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of your HBNB Ordinary Shares, and (ii) any “excess distribution” you receive on your HBNB Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on HBNB Ordinary Shares during the preceding three years or your holding period, whichever is shorter). Generally, under this excess distribution regime:

•        the gain or excess distribution will be allocated ratably over the period during which you held your HBNB Ordinary Shares;

•        the amount allocated to the current taxable year, will be treated as ordinary income; and

•        the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of your HBNB Ordinary Shares cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as QDI.

QEF Regime.    A QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. Holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. Holder will be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if amount is not distributed to the U.S. Holder. Thus, the U.S. Holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. HBNB shareholders that are U.S. Holders subject to U.S. federal income tax should not expect that they will receive cash distributions from HBNB sufficient to cover their respective U.S. tax liability with respect to such QEF income inclusions.

The timely QEF election also allows the electing U.S. Holder to: (i) generally treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on its share of PFIC’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to our shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, a U.S. Holder may over time be taxed on amounts that as an economic matter exceed our net profits.

A U.S. Holder’s tax basis in HBNB Ordinary Shares will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as QDI. Amounts included as QEF income inclusions with respect to direct and indirect investments generally will not be taxed again when distributed. You should consult your tax advisors as to the manner in which QEF income inclusions affect your allocable share of HBNB’s income and your basis in your HBNB Ordinary Shares.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from HBNB. If HBNB determines it or any of its subsidiaries is a PFIC for any taxable year, upon written request, HBNB will use commercially reasonable efforts to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a “qualified electing fund” election. In addition, if HBNB holds an interest in a lower-tier PFIC (including, without limitation, in any PFIC subsidiaries), U.S. Holders will generally be subject to the PFIC rules described above with respect to any such lower-tier PFICs. There can be no assurance that a portfolio company or subsidiary in which HBNB holds an interest will not qualify as a PFIC, or that a PFIC in which HBNB holds an interest will provide the information necessary for a QEF election to be made by a U.S. Holder (in particular if HBNB does not control that PFIC).

Mark-to-Market Regime.    Alternatively, a U.S. Holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the Exchange Act; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that HBNB Ordinary Shares, which are expected to be listed on Nasdaq, will qualify as marketable shares for the PFIC rules purposes, but there can be no assurance that HBNB Ordinary Shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. You may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. Holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of HBNB Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. Holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as HBNB) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. We advise you to consult your own tax advisor to determine whether the mark-to-market tax election is available to you and the consequences resulting from such election.

PFIC Reporting Requirements.    A U.S. Holder of HBNB Ordinary Shares will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such Forms are properly filed.

Non-U.S. Holders

This section applies to you if you are a Non-U.S. Holder. For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of JVSPAC Public Shares, and, after the Business Combination, HBNB Ordinary Shares received in the Business Combination, that is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes, including:

•        a nonresident alien individual, other than certain former citizens and residents of the United States;

•        a foreign corporation; or

•        a foreign estate or trust;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. A holder who is such an individual should consult his or her tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of JVSPAC Public Shares or HBNB Ordinary Shares.

Material U.S. Federal Income Tax Consequences of Ownership and Disposition of HBNB Ordinary Shares

A Non-U.S. Holder of HBNB Ordinary Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “— Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on HBNB Ordinary Shares or any gain recognized on a sale or other disposition of HBNB Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the Non-U.S. Holder’s HBNB Ordinary Shares) unless the dividend or gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (or, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder). In addition, special rules may apply to a Non-U.S. Holder who is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met. Such holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of HBNB Ordinary Shares.

Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (or, under certain income tax treaties, that are attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder. A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate provided by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders with respect to their HBNB Ordinary Shares (including constructive dividends), and the proceeds received on the disposition of HBNB Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Information reporting requirements will also apply to redemptions from U.S. Holders of JVSPAC Public Shares. Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to HBNB Ordinary Shares, subject to certain exceptions (including an exception for HBNB Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, to their tax return, for each year in which they hold HBNB Ordinary Shares. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders should consult with their own tax advisors regarding information reporting requirements relating to their ownership of HBNB Ordinary Shares.

Dividends paid with respect to HBNB Ordinary Shares (including constructive dividends) and proceeds from the sale or other disposition of HBNB Ordinary Shares received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-ECI, or otherwise establishes an exemption, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

British Virgin Islands Tax Considerations

Under the BVI Companies Act, JVSPAC is exempted from all forms of BVI taxes; all dividends, interest, royalties and other amounts payable by JVSPAC, and any gain realized on any shares, debt obligations or other securities of JVSPAC, are exempted from BVI taxes; and no BVI estate, inheritance, succession or gift taxes are payable with respect to any shares, debt obligations or other securities of JVSPAC.

Consequently, the SPAC Merger will not give rise to any material BVI tax consequences for JVSPAC or the holders of their JVSPAC Ordinary Shares.

Cayman Islands Tax Considerations

The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the HBNB Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of HBNB securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of HBNB Ordinary Shares, nor will gains derived from the disposal of the HBNB Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of HBNB securities or on an instrument of transfer in respect of a HBNB security.

HBNB has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and expects to obtain/obtained an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Law

Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Act (2018 Revision) of the Cayman Islands (“Tax Concessions Law”), HBNB plans to apply an undertaking from the Governor in Cabinet:

(a)     that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to JVSPAC or its operations; and

(b)    in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)     on or in respect of the shares, debentures or other obligations of JVSPAC; or

(ii)    by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law.

These concessions shall be for a period of TWENTY years from the date of such undertaking.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to HBNB levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

INFORMATION ABOUT JVSPAC

Introduction

JVSPAC Acquisition Corp. (“JVSPAC”) is a blank check company incorporated in the British Virgin Islands as a BVI business company for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to herein as our “initial business combination” or “Business Combination.” The “Company,” “we,” “us,” or “our” in the discussion below refers to JVSPAC.

The registration statement (File No. 333-275176) (the “Registration Statement”) for our initial public offering was declared effective on January 18, 2024 (the “Initial Public Offering” or “IPO”). On January 23, 2024, the Company consummated the IPO of 5,750,000 units (the “JVSPAC Units”), which includes the full exercise of the underwriter’s over-allotment option. Each JVSPAC Unit consists of one JVSPAC Class A Ordinary Share and one JVSPAC Right to receive one-fourth (1/4) of one JVSPAC Ordinary Share upon the consummation of an initial business combination. The JVSPAC Units were sold at an offering price of $10.00 per JVSPAC Unit, generating gross proceeds of $57,500,000.

Simultaneously with the closing of the IPO, the Company consummated the private placement (“Private Placement”) with Winky Investments Limited., the Company’s sponsor, of 240,000 units (the “Private Placement Units”) at a price of $10.00 per unit, generating total proceeds of $2,400,000. The Private Placement Units are identical to the public JVSPAC Units sold in the IPO. Additionally, such initial purchasers agreed not to transfer, assign or sell any of the Private Placement Units or underlying securities (except in limited circumstances, as described in the Unit Subscription Agreement) until after the completion of the Company’s initial business combination. Such initial purchasers were granted certain registration rights which is governed by a registration rights agreement in connection with the purchase of the Private Placement Units. The Private Placement Units were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering.

In connection with the IPO, JVSPAC issued to Maxim 258,750 ordinary shares at the closing of the IPO. Maxim has agreed not to transfer, assign or sell any such Representative Shares until the completion of the initial Business Combination. In addition, Maxim has agreed (and its permitted transferees will agree) (i) to waive its redemption rights with respect to such Representative Shares in connection with the completion of the Company’s initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such Representative Shares if the Company fails to complete its initial Business Combination by the Combination Deadline.

On January 23, 2024, a total of $57,500,000 of the net proceeds from the IPO and the Private Placement were deposited in a trust account established for the benefit of the Company’s public shareholders (the “Trust Account”).

As a British Virgin Islands company with no material operations of our own, we conduct our operations through our principal executive office in Hong Kong and our sponsor and its affiliate(s) as well as certain of our current executive officers and directors are located in or have significant ties to the People’s Republic of China and/or Hong Kong (collectively, the “PRC” or “China”). Because we are based in Hong Kong, we face various legal and operational risks and uncertainties associated with doing business in China that are described in “Risk Factors” and elsewhere in this proxy statement/prospectus.

Background and Competitive Strengths

We believe the experience and network of relationships of our management and director team will give us advantages in sourcing, structuring and consummating a business combination. We believe that our team has a diverse set of skills, including experience across business development, entrepreneurship, investment, finance and marketing, which will provide us access to proprietary deals, assist us in identifying and evaluating a target, manage risk and effect a successful business combination. However, none of our management and director team is obligated to remain with the company after an acquisition transaction, and we cannot provide assurance that the resignation or retention of our current management will be a term or condition in any agreement relating to an acquisition transaction. Moreover, despite the competitive advantages we believe we have, we remain subject to significant competition with respect to identifying and executing an acquisition transaction.

We will seek to capitalize on the experience and networks of the members of our management and director team: Mr. Albert Wong, Mr. Claudius Tsang, Mr. Frank Clifford Chan, Mr. Alex Lau and Mr. Krešimir Coric. Our team consists of seasoned and experienced professionals who have significant experience in both public and private companies. Members of our management also have extensive experience in sourcing and evaluating potential investment targets as well as deal negotiation, corporate finance, business operations and management. We have developed a proprietary network of relationships with business leaders, investors and intermediaries that we believe can generate deal flow for us. We believe our team has the ability to source attractive deals and find good investment opportunities from sources in their networks.

Other Acquisition Considerations

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors. In the event we seek to complete our initial business combination with a company that is affiliated with our sponsor, officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions or an independent accounting firm that our initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.

Unless we complete our initial business combination with an affiliated entity, or our board of directors (the “Board”) cannot independently determine the fair market value of the target business or businesses, we are not required to obtain an opinion from an independent investment banking firm, another independent firm that commonly renders valuation opinions or from an independent accounting firm that the price we are paying for a target is fair to our company from a financial point of view. If no opinion is obtained, our shareholders will be relying on the business judgment of our Board, which will have significant discretion in choosing the standard used to establish the fair market value of the target or targets, and different methods of valuation may vary greatly in outcome from one another. Such standards used will be disclosed in our tender offer documents or proxy solicitation materials, as applicable, related to our initial business combination.

Members of our management and director team may directly or indirectly own our Class A Ordinary Shares and/or Private Placement Units and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

Each of our sponsors, directors and officers presently has, and in the future any of our sponsors, directors and our officers may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present acquisition opportunities to such entity. Accordingly, subject to his or her fiduciary duties under British Virgin Islands law, if any of our officers or directors becomes aware of an acquisition opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will need to honor his or her fiduciary or contractual obligations to present such acquisition opportunity to such entity, and only present it to us if such entity rejects the opportunity. Our amended and restated memorandum and articles of association provide that, subject to his or her fiduciary duties under British Virgin Islands law, we renounce our interest in any corporate opportunity offered to any officer or director unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue. We do not believe, however, that any fiduciary duties or contractual obligations of our directors or officers would materially undermine our ability to complete our business combination.

Our sponsor, officers and directors are now, and may become a sponsor, an officer or director of other special purpose acquisition companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Notwithstanding that, such officers and directors will continue to have a pre-existing fiduciary obligation to us and we will, therefore, have priority over any special purpose acquisition companies they subsequently join.

Redemption rights for public shareholders upon consummation of our initial business combination

We will provide our public shareholders with the opportunity to redeem all or a portion their shares upon the consummation of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be $10.00 per share. Our initial shareholder has agreed to waive their right to receive liquidating distributions if we fail to consummate our initial business combination within the requisite time period. However, if our initial shareholder or any of our officers, directors or affiliates acquires public shares in or after the initial public offering, they will be entitled to receive liquidating distributions with respect to such public shares if we fail to consummate our initial business combination within the required time period.

Redemption of public shares and liquidation if no initial business combination

Our sponsor, officers and directors have agreed that we will complete our initial business combination within 12 months from the closing of the IPO (or up to 18 months from the closing of the IPO, if we decide to extend the period of time to consummate a business combination). If we are unable to consummate our initial business combination within the time period specified in our amended and restated memorandum and articles of association, we will, as promptly as reasonably possible but not more than five business days thereafter, distribute the aggregate amount then on deposit in the trust account (net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs. This redemption of public shareholders from the trust account shall be effected as required by function of our memorandum and articles of association and prior to any voluntary winding up, although at all times subject to the Business Companies Act, 2004 of the British Virgin Islands, as amended (the “Companies Act”).

Following the redemption of public shares, we intend to enter “voluntary liquidation” which is the statutory process for formally closing and dissolving a company under the laws of the British Virgin Islands. Given that we intend to enter voluntary liquidation following the redemption of public shareholders from the trust account, we do not expect that the voluntary liquidation process will cause any delay to the payment of redemption proceeds from our trust account. In connection with such a voluntary liquidation, the liquidator would give notice to creditors inviting them to submit their claims for payment, by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in at least one newspaper published in the British Virgin Islands newspaper and in at least one newspaper circulating in the location where the company has its principal place of business, and taking any other steps he considers appropriate to identify the company’s creditors, after which our remaining assets would be distributed. As soon as the affairs of the company are fully wound-up, the liquidator must complete his statement of account and file notice with the Registrar that the liquidation is complete. We would be dissolved once the Registrar issues a Certificate of Dissolution.

Our initial shareholder has agreed to waive their redemption rights with respect to their Class B ordinary shares, with no par value, held by our initial shareholder, (the “Founder Shares”), if we fail to consummate our initial business combination within the applicable period from the closing of our initial public offering.

However, if our initial shareholder, or any of our officers, directors or affiliates acquire public shares in or after the initial public offering, they will be entitled to redemption rights with respect to such public shares if we fail to consummate our initial business combination within the required time period. There will be no redemption rights or liquidating distributions with respect to the Founder Shares or private placement units, which will expire worthless in the event we do not consummate our initial business combination within the required time period. We will pay the costs of our liquidation from our remaining assets outside of the trust account or interest earned on the funds held in the trust account. However, the liquidator may determine that he or she requires additional time to evaluate creditors’ claims (particularly if there is uncertainty over the validity or extent of the claims of any creditors). Also, a creditor or shareholder may file a petition with the BVI court which, if successful, may result in our liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of our remaining assets.

Additionally, in any liquidation proceedings of the company under British Virgin Islands law, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account we may not be able to return to our public shareholders the liquidation amounts payable to them.

If we do not complete an initial business combination and expend all of the net proceeds of our initial public offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account or any amount that may be deposited into the trust account to extend the date by which the Company has to complete a business combination, the per-share redemption amount received by shareholders upon our dissolution would be approximately $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors, which would have higher priority than the claims of our public shareholders.

The actual per-share redemption amount received by shareholders may be less than $10.00, plus interest (net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses).

Although we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account or any amount that may be deposited into the trust account to extend the date by which the Company has to complete a business combination, our sponsor agreed that it will be liable to us, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below $10.00 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third party claims. However, our sponsor may not be able to satisfy those obligations. Other than as described above, none of our other officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses. We have not independently verified whether our sponsor has sufficient funds to satisfy his indemnity obligations and believe that our sponsor’s only assets are securities of our company. We believe the likelihood of our sponsor having to indemnify the trust account is limited because we will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

If we are deemed insolvent for the purposes of the Insolvency Act, 2003 of the British Virgin Islands, as amended (the “Insolvency Act”) (i.e. (i) we fail to comply with the requirements of a statutory demand that has not been set aside under section 157 of the Insolvency Act; (ii) execution or other process issued on a judgment, decree or order of a British Virgin Islands Court in favor of a creditor of the company is returned wholly or partly unsatisfied; or (iii) either the value of the company’s liabilities exceeds its assets, or the company is unable to pay its debts as they fall due), then there are very limited circumstances where prior payments made to shareholders or other parties may be deemed to be a “voidable transaction” for the purposes of the Insolvency Act. A voidable transaction would include, for these purposes, payments made as “unfair preferences” or “transactions at an undervalue.” A liquidator appointed over an insolvent company who considers that a particular transaction or payment is a voidable transaction under the Insolvency Act could apply to the British Virgin Islands Courts for an order setting aside that payment or transaction in whole or in part.

Additionally, if we enter insolvent liquidation under the Insolvency Act, the funds held in our trust account will likely be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any insolvency claims deplete the trust account you may not be able to return to our public shareholders the liquidation amounts due them.

Our public shareholders will be entitled to receive funds from the trust account only (i) in the event of a redemption of the public shares prior to any winding up in the event we do not consummate our initial business combination within 12 months of the closing of the IPO (or up to 18 months from the closing of the IPO if we extend the period of time to consummate a business combination by the full amount of time), (ii) if they redeem their shares in connection with an initial business combination that we consummate or (iii) if they redeem their shares in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within the time period specified in our amended and restated memorandum and articles of association, or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity. In no other circumstances shall a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above.

Competition

In identifying, evaluating and selecting a target business, we may encounter intense competition from other entities having a business objective similar to ours. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than us and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there may be numerous potential target businesses that we could complete a business combination with utilizing the net proceeds of the initial public offering, our ability to compete in completing a business combination with certain sizable target businesses may be limited by our available financial resources. Furthermore, the requirement that, so long as our securities are listed on Nasdaq, we acquire a target business or businesses having a fair market value equal to at least 80% of the value of the trust account (less any taxes payable on interest earned and less any interest earned thereon that is released to us for taxes) at the time of the agreement to enter into the business combination, our obligation to pay cash in connection with our public shareholders who exercise their redemption rights, and our outstanding private placement units and the potential future dilution they represent, may not be viewed favorably by certain target businesses. Any of these factors may place us at a competitive disadvantage in successfully negotiating our initial business combination.

Conflicts of Interest

Each of our officers and directors presently has, and in the future any of our directors and our officers may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present acquisition opportunities to such entity. Accordingly, subject to his or her fiduciary duties under British Virgin Islands law, if any of our officers or directors becomes aware of an acquisition opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will need to honor his or her fiduciary or contractual obligations to present such acquisition opportunity to such entity, and only present it to us if such entity rejects the opportunity. Our amended and restated memorandum and articles of association provide that, subject to his or her fiduciary duties under British Virgin Islands law, we renounce our interest in any corporate opportunity offered to any officer or director unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue. We do not believe, however, that any fiduciary duties or contractual obligations of our directors or officers would materially undermine our ability to complete our business combination.

Emerging Growth Company Status and Other Information

We are an emerging growth company as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (which we refer to herein as the JOBS Act). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares of common stock that are held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period.

Employees

We currently have two officers. These individuals are not obligated to devote any specific number of hours to our matters but he intends to devote as much of their time as they deems necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the consummation of our initial business combination.

JVSPAC’S DIRECTORS AND OFFICERS

The “Company,” “we,” “us,” or “our” in the discussion below refers to JVSPAC.

Current Directors and Executive Officers

JVSPAC’s directors and executive officers are as follows as of the Record Date:

Name	Age	Position
Albert Wong	43	Chief Executive Officer and Chairman
Claudius Tsang	47	Chief Financial Officer and Director
Frank Clifford Chan	40	Director
Alex Lau	33	Director
Krešimir Coric	44	Director

Below is a summary of the business experience of each JVSPAC’s executive officers and directors:

Mr. Albert Wong has served as JVSPAC’s Chairman and as a member of JVSPAC’s Board of Directors since April 2021 and as JVSPAC’s Chief Executive Officer since June 2021. Mr. Wong has over two decades of experience in management, investment, marketing and capital markets with a focus on capital raising, special situation advisory, portfolio and project management and execution. Since 2010, Mr. Wong has been the Chief Executive Officer and Director of Kingsway Group Holdings, a distribution conglomerate with luxury products ranging from yachts, automotive and prestige lifestyle solutions. Kingsway is the sole distributor of Lamborghini in Hong Kong, Macau and Guangzhou. Kingsway is also sole distributor of Koenigsegg Automotive, Rimac Automobili and Bugatti Automobiles for China (including Hong Kong and Macau). In addition, Kingsway also works with Tesla Inc in the aftersales servicing business. During Mr. Wong’s tenure, Kingsway expanded its geographical reach of operations and business divisions from primarily operating in Southern China to the whole China region. He was also instrumental in the shift to businesses relating to electric vehicles and has since built strong relationships with major EV automakers. Mr. Wong is also co-founder of JVSakk Group and has been its Executive Director since 2010. JVSakk is a Hong Kong-based financial firm providing services in securities brokerage, asset, and fund management. They are also a licensed Insurance broker and Real Estate Agency in Hong Kong. Mr. Wong is responsible for overseeing growth, strategy and investment decisions, and as of the end of 2022, JVSakk has approximately 6 billion HKD assets under management. Since 2014, Mr. Wong has been a member of the Advisory and Operating Committee of Isola Capital Group, an asset management and family office platform servicing shareholders and investors to access proprietary investment opportunities and asset management solutions. From 2003 to 2009, Mr. Wong was a 7 year veteran of Sun Hung Kai Financial where he held various positions, including Manager for Institutional Sales responsible for institutional accounts in Singapore and Europe. Albert is a Responsible Officer for Type 1 (Dealing in Securities) of JVSakk Asia Limited, Type 4 (Advising on Securities) and Type 9 (Asset Management) activities of JVSakk Asset Management Limited, licensed by the Hong Kong Securities and Futures Commission. He holds a Bachelor of Business Administration (majoring in Finance) from the University of Hong Kong. We believe that Mr. Wong is qualified to act as JVSPAC’s Chairman based on his management and finance experience.

Mr. Claudius Tsang has served as JVSPAC’s Chief Financial Officer since June 2021 and as JVSPAC’s Chief Executive Officer from April 2021 to June 2021 and has served as a member of JVSPAC’s Board of Directors since January 2024. Mr. Tsang has over 20 years of experience in capital markets, with a strong track record of success in private equity, M&A transactions, and PIPE investments. Since 2022, Mr. Tsang has been the non-executive director of Unity Group Holdings International Limited (SEHK:1539), a publicly listed investment company engages in the leasing and trading of energy saving products in Hong Kong. During his 15-year career at Templeton from 2005 to 2007 and from 2008 to 2020, Mr. Tsang served in various positions, including Co-head of Private Equity (North Asia) at Templeton Asset Management Limited and a Partner of Templeton Private Equity Partners, Partner, Senior Executive Director, and Vice President. Mr. Tsang was responsible for the overall investment, management, and operations activities of Templeton Private Equity Partners in North Asia. His role encompassed overseeing the analysis and evaluation of opportunities for strategic equity investments in Asia. From July 2007 to June 2008, Mr. Tsang joined Lehman Brothers, where he managed private equity projects in Hong Kong, China, Taiwan and the United States. Mr. Tsang served as the Chief Executive Officer and Chairman of Model Performance Acquisition Corp., from March 2021 and July 2021 respectively, until it closed its business combination with MultiMetaVerse Inc. in January 2023. Since November 2022, he has served as the Chief Executive Officer, Chief Financial Officer and

Chairman of A Paradise Acquisition Corp. Mr. Tsang has served, from April 2021, as the Chief Executive Officer, and from July 2021, as the Chairman and Chief Financial Officer of A SPAC I Acquisition Corp, until it closed its business combination with NewGenIvf Group Limited in April 2024. He has served as the Chief Financial Officer of A SPAC II Acquisition Corp since July 2021. Mr. Tsang has served, since September 2021, as the Chief Executive Officer, and since July 2024, as the Chief Financial Officer and Chairman of A SPAC III Acquisition Corp. He served as the Director and Chief Executive Officer of A SPAC (HK) Acquisition Corp from February 2022 and March 2022, respectively, until the company’s dissolution in February 2025. From February 2024 to July 2024, Mr. Tsang served as a director of International Media Acquisition Corp. Mr. Tsang served as a director of the CFA Society of Hong Kong from 2013 to 2019. Mr. Tsang obtained a postgraduate certificate in sustainable business from the University of Cambridge in 2023, a Master of Business Administration from the University of Chicago Booth School of Business in 2017, a bachelor’s degree in law from Tsinghua University in 2005, and a bachelor’s degree in engineering from the Chinese University of Hong Kong in 1998. Mr. Tsang is also a CFA charter holder and a Certified ESG Analyst (CESGA) certification holder.

Mr. Frank Clifford Chan is a member of JVSPAC’s Board of Directors as of January 2024. Mr. Chan has over 17 years of experience in capital market, strategic transaction structuring, business analysis and corporate finance. Since 2022, Mr. Chan has been providing consultancy in fund raising, corporate finance activities and corporate strategic structuring guidance to private and listed corporations on a project-based basis. From 2018 to 2022, he served as a director of Central China International Capital Limited. During his tenure, Mr. Chan was responsible for corporate financing transactions, including Hong Kong Initial Public Offerings and mergers and acquisitions. From 2011 to 2018, he worked in several Hong Kong-based and mainland-based investment banks. From 2008 to 2011, Mr. Chan worked at Deloitte & Touche Corporate Finance Limited, where he provided corporate restructuring and corporate finance advisory services. In 2006 and 2007, he worked at an asset management firm in Vancouver. During his tenure at these organizations, Mr. Chan gained experience with Initial Public Offerings on Nasdaq and SEHK, fundraising, analysis, and investigations of business operations, financial performance, as well as other project management and deal structuring experiences. Mr. Chan is a Chartered Financial Analyst charterholder from the CFA Institute and a Certified Public Accountant from the American Institute of Certified Public Accountants. He obtained a master’s degree in economics from Simon Fraser University, Vancouver, in 2005 and a bachelor’s degree in finance from Simon Fraser University, Vancouver, in 2003. We believe Mr. Chan is qualified to serve on JVSPAC’s Board of Directors based on his experience in the capital markets, strategic transaction structuring, business analysis, and corporate finance.

Mr. Alex Lau is a member of JVSPAC’s Board of Directors as of January 2024. Mr. Lau has over a decade of experience in private wealth management, investor relations and business development. Mr. Lau founded and has been serving as Chief Executive Officer to Aiio Audio Limited since 2020, an audio technology business with a focus on headphones that match audio to an individual’s unique hearing profile, where Mr. Lau oversees product development, sales channels and marketing. From 2012 to 2024, Mr. Lau served as an Associate Director at AIA Group Limited, a Hong Kong listed pan-Asian life insurance company (SEHK:1299). During his tenure, he specialized in providing and managing asset portfolios, premium financing, risk management and market analysis services to high-net-worth clients and institutions such as family offices. Since 2021, Mr. Lau founded and has been serving as the interim Chief Executive Officer to Bandberry Limited, a music platform that utilizes blockchain and web3 technology for music streaming, buying and selling shares of songs and music creation. Mr. Lau is responsible for overseeing the platform’s development, fundraising activities, and collaborating with existing platforms and record label. Mr. Lau obtained a degree of Accounting and Management Information Systems from The University of Hertfordshire in 2011. We believe Mr. Lau is qualified to serve as JVSPAC’s board of directors based on his wealth management, investor relations and business expertise.

Mr. Krešimir Coric is a member of JVSPAC’s Board of Directors. Mr. Coric has almost two decades of experience in global distribution networks establishment, pricing, marketing and sales strategies development, business operations and deal management for luxurious brands and consumables. Since December 2024, Mr. Coric serves as Commercial Director to Carrozzeria Touring Superleggera, an automobile coachbuilder from Milan, Italy. Mr. Coric is responsible for the sales activities as well development of the distribution and dealer’s network globally with the main focus on U.S. and European markets. From 2021 to 2024, Mr. Coric served as the Chief Commercial and Marketing Officer to Zagato, an Italian design and engineering company that specializes in designing and building high-performance sports cars with collaboration with car manufacturers including Alfa Romeo, Aston Martin and Bentley. Mr. Coric was responsible for managing sales and marketing activities, preparing for strategic rejuvenation, developing sales channels and new retail concept, and supervising development and execution of customer experience programs. From 2016 to 2022, Mr. Coric served as the Head of Global Sales & after Sales of Bugatti Rimac, a joint venture between luxury car manufacturer Bugatti and Croatian electric hypercar company Rimac that produce electric hypercars and other high-performance vehicles under Bugatti brand. During his tenure, Mr. Coric was responsible for establishing global distribution network, maintaining relationship with ultrahigh-net-worth-individuals (“UHNWI”) and business partners, conducting market analysis and developing innovative marketing and sales strategies. From 2011 to 2016, Mr. Coric served as the Business Development Executive for Double A International, a high-quality paper products manufacturing company in Thailand with a global distribution network. During his tenure, Mr. Coric was responsible for establishing the distribution network, executing sales and marketing strategies, and conducting markets analysis. From 2007 to 2010, Mr. Coric served as the Area Brand Manager for Moet Hennessy, a global luxury goods company from Croatia that produces and distributes high-end wines and spirits. During his tenure, Mr. Coric oversaw the establishment and management of retail and HORECA (Hotel/Restaurant/Café) distribution networks, directed market distribution channels, executed sales campaigns, presented and sold luxury products to VIP individuals and managed the overall execution of sales campaigns. From 2003 to 2007, Mr. Coric served as the Executive Assistant to Unit Head of Organization for Security and Co-operation in Europe (“OSCE”), a regional security organization. Mr. Coric obtained a bachelor’s degree in B.A. Criminology from the University of Zagreb in 2000 and a master’s degree in criminology from the University of Zagreb in 2003. We believe Mr. Coric is qualified to serve as JVSPAC’s board of directors based on his experience with sales, marketing, strategic planning, and relationship management.

Board Committees

Since the consummation of JVSPAC’s IPO on January 23, 2024, JVSPAC’s Board of Directors has three standing committees: an audit committee, a compensation committee and a nominating committee. Each committee operates under a charter, in the form previously filed with the SEC as exhibits to JVSPAC’s Registration Statement on Form S-1, as amended, adopted in connection with the consummation of the IPO, and has the composition and responsibilities described below. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

JVSPAC has established an audit committee of the Board of Directors. The members of JVSPAC’s audit committee are Mr. Frank Clifford Chan, Mr. Alex Lau and Mr. Krešimir Coric. Mr. Frank Clifford Chan serves as chairperson of the audit committee.

Each member of the audit committee is financially literate and JVSPAC’s Board of Directors has determined that Mr. Frank Clifford Chan qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

JVSPAC has adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent auditors;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent auditors, and JVSPAC’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding JVSPAC’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

JVSPAC has established a compensation committee of the Board of Directors. The members of JVSPAC’s Compensation Committee are Mr. Frank Clifford Chan, Mr. Alex Lau and Mr. Krešimir Coric. Mr. Frank Clifford Chan serves as chairperson of the compensation committee. JVSPAC has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to JVSPAC’s Chief Executive Officer’s compensation, evaluating JVSPAC’s Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of JVSPAC’s Chief Executive Officer’s based on such evaluation;

•        reviewing and approving the compensation of all of JVSPAC’s other officers;

•        reviewing JVSPAC’s executive compensation policies and plans;

•        implementing and administering JVSPAC’s incentive compensation equity-based remuneration plans;

•        assisting management in complying with JVSPAC’s proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for JVSPAC’s officers and employees;

•        producing a report on executive compensation to be included in JVSPAC’s annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating Committee

JVSPAC has established a nominating committee of the Board of Directors, which consists of Mr. Frank Clifford Chan, Mr. Alex Lau and Mr. Krešimir Coric, each of whom is an independent director under the Nasdaq listing standards. Mr. Frank Clifford Chan serves as chairperson of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on JVSPAC’s Board of Directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

•        should have demonstrated notable or significant achievements in business, education or public service;

•        should possess the requisite intelligence, education and experience to make a significant contribution to the Board of Directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•        should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Conflicts of Interest

Under British Virgin Islands law, directors and officers owe the following fiduciary duties:

•        duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•        duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•        directors should not improperly fetter the exercise of future discretion;

•        duty to exercise powers fairly as between different classes of shareholders;

•        duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•        duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, pursuant to our amended and restated memorandum and articles of association, so long as a director has disclosed any interests in a transaction entered into or to be entered into by our company to the board he/she may: vote on a matter relating to the transaction; attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and sign a document on behalf of our company, or do any other thing in his capacity as a director, that relates to the transaction.

Our sponsor and its affiliates(s) as well as certain of JVSPAC’s directors and officers presently has, and in the future any of JVSPAC’s directors and JVSPAC’s officers may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present acquisition opportunities to such entity. Accordingly, subject to his or her fiduciary duties under British Virgin Islands law, if any of JVSPAC’s officers or directors becomes aware of an acquisition opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will need to honor his or her fiduciary or contractual obligations to present such acquisition opportunity to such entity, and only present it to us if such entity rejects the opportunity. JVSPAC’s amended and restated memorandum and articles of association provide that, subject to his or her fiduciary duties under British Virgin Islands law, we renounce JVSPAC’s interest or expectancy in any corporate opportunity offered to any officer or director unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of JVSPAC’s company and such opportunity is one we are legally and contractually permitted to complete on a reasonable basis. We do not believe, however, that any fiduciary duties or contractual obligations of JVSPAC’s directors or officers would materially undermine JVSPAC’s ability to complete JVSPAC’s business combination.

In addition, JVSPAC’s sponsor, officers and directors are now, and may in the future, sponsor or participate in the formation of, or become sponsors, an officer or director of, any other special purpose acquisition companies similar to JVSPAC’s or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. Any such companies, businesses or investments, may present additional conflicts of interest in determining to which entity a particular business opportunity should be presented, in pursuing an initial business target and in allocating their time to devote to JVSPAC’s affairs. Although we have no formal policy in place for vetting potential conflicts of interest, JVSPAC’s Board of Directors will review any potential conflicts of interest on a case-by-case basis. In particular, JVSPAC’s officers and directors, and affiliates of JVSPAC’s officers and directors, are currently sponsoring other blank check companies, and may look for an acquisition target in any location, has a window in which it may complete its initial business combination that overlaps the corresponding window we have. However, we do not believe that any such potential conflicts would materially affect JVSPAC’s ability to complete JVSPAC’s initial business combination, because JVSPAC’s management team has experience in identifying and executing multiple acquisition opportunities simultaneously.

When you consider recommendation of the JVSPAC Board in favor of approval of the Business Combination, the adoption of the SPAC Merger Proposal and other proposals, you should keep in mind that JVSPAC’s Sponsor and its affiliate(s), directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder, including but not limited to:

•        Since the Sponsor and its affiliates, officers and directors directly or indirectly own JVSPAC Ordinary Shares and JVSPAC Rights, the Sponsor, officers and directors have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination.

•        Each of JVSPAC’s independent directors is currently receiving an annual remuneration of $1,000, totaling $3,000 per year for all three directors, for the duration of their service until the completion of the Business Combination or JVSPAC’s liquidation.

•        If an initial business combination is not completed by the Combination Deadline, JVSPAC will be required to liquidate. In such event:

•        1,437,500 JVSPAC Class B Ordinary Shares held by the Sponsor, which were acquired by the Sponsor prior to JVSPAC’s IPO for an aggregate purchase price of $0.017 per share, or $25,000 in the aggregate, will be worthless because the Sponsor is not entitled to participate in any redemption of distribution from the Trust Account with respect to such securities. Such JVSPAC Class B Ordinary Shares had an aggregate market value of approximately $[•] million based on the closing price of the JVSPAC Class A Ordinary Shares of $10.[•] per share on The Nasdaq Capital Market as of [•], 2025. The Sponsor and its affiliates and JVSPAC’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the Founder Shares and no other consideration was paid for such agreement. Since the Sponsor, its affiliates and promoters and JVSPAC’s officers and directors will lose their entire investment in the JVSPAC Class B Ordinary Shares if an initial business combination with HBNB or another business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for an initial business combination.

•        240,000 Private Placement Units purchased by the Sponsor for $2,400,000, will be worthless because the Sponsor is not entitled to participate in any redemption of distribution from the Trust Account with respect to such securities. At the consummation of the Business Combination, such Private Placement Units would have an aggregate market value of approximately $[•] million based on the closing price of $10.[•] per Unit on The Nasdaq Capital Market as of [•], 2025. The Sponsor and its affiliates and JVSPAC’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the Private Placement Units and no other consideration was paid for such agreement. Since the Sponsor, its affiliates and promoters and JVSPAC’s officers and directors will lose their entire investment in the Private Placement Units if JVSPAC’s initial business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for JVSPAC’s initial business combination.

•        The Sponsor, its affiliates and JVSPAC’s directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to JVSPAC Public Shareholders rather than liquidate. The Sponsor and its affiliates, and JVSPAC’s directors and officers will retain 1,737,500 JVSPAC Ordinary Shares upon consummation of the Business Combination, representing ownership interest of 0.7% in the combined company, which represents a transaction value of $17.1 million, assuming a pre-transaction value of HBNB of $2.3 billion, assuming maximum redemption by JVSPAC Public Shareholders and assuming no issuance of any Earnout Shares. Such JVSPAC Ordinary Shares had an aggregate market value of approximately $[•], based on the closing price of the JVSPAC Class A Ordinary Shares of $[•] per share on Nasdaq Capital Market on [•], 2025.

•        The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other JVSPAC shareholders experience a negative rate of return in the combined company following the Business Combination. For example, if the share price of the HBNB Ordinary Shares declined to $5.00 per share after the close of the Business Combination, JVSPAC Public Shareholders who purchased shares in JVSPAC’s IPO, would have a loss of $5.00 per share while JVSPAC’s Sponsor would have a gain of $4.98 per share because it acquired the Founder Shares for a nominal amount.

•        With certain limited exceptions, the Founder Shares will not be transferable, assignable or salable by the Sponsor until the earlier of (1) six months after the completion of an initial business combination and (2) the date on which JVSPAC consummate a liquidation, merger, share exchange, reorganization, or other similar transaction after an initial business combination that results in all of JVSPAC’s Public Shareholders having the right to exchange their Public Shares for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of JVSPAC’s Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after JVSPAC’s initial business combination, the Founder Shares will be released from the lock-up. With certain limited exceptions, the Private Placement Units, private placement shares, private placement rights and the JVSPAC Class A ordinary shares underlying such private placement rights will not be transferable, assignable or salable by the Initial Shareholders until the completion of JVSPAC’s initial business combination. Since the Sponsor and its affiliates, JVSPAC’s officers and directors may directly or indirectly own JVSPAC Ordinary Shares and JVSPAC Rights, JVSPAC’s officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination.

•        The Sponsor may make loans from time to time to JVSPAC to fund certain capital requirements. If the Sponsor makes any working capital loans, up to $1,150,000 of such loans may be converted into JVSPAC Units, at the price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units. If JVSPAC does not complete the Business Combination within the required period, JVSPAC may use a portion of its working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. Since JVSPAC will not repay such loans if JVSPAC does not complete a business combination, a conflict of interest may arise. As of January 31, 2025, no such working capital loans were outstanding.

•        If JVSPAC is unable to complete an initial business combination within the required time period, the Sponsor may be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by JVSPAC for services rendered or contracted for JVSPAC. If JVSPAC consummates an initial business combination, on the other hand, the combined company will be liable for all such claims.

•        The Sponsor and JVSPAC’s officers and directors and their affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on JVSPAC’s behalf, such as identifying and investigating possible business targets and business combinations. Unless JVSPAC consummates an initial business combination, the Sponsor and its affiliates and JVSPAC’s officers, directors and insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account and the amount of interest income from the Trust Account that may be released to JVSPAC as working capital. If the proposed Business Combination is not completed by the Combination Deadline, the Sponsor and its affiliates and JVSPAC’s officers, directors and insiders will not have any claim against the Trust Account for reimbursement. Accordingly, JVSPAC may not be able to reimburse these expenses, and the Sponsor and JVSPAC’s officers and directors and their affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of

JVSPAC’s working capital if the Business Combination or another business combination is not completed by the Combination Deadline. As of the date of this proxy statement/prospectus, the Sponsor and JVSPAC’s officers and directors and their affiliates have not had any unpaid reimbursable expenses.

•        The Merger Agreement provides for the continued indemnification of JVSPAC’s current directors and officers and the continuation of director and officer liability insurance after the Business Combination covering JVSPAC’s current directors and officers.

•        The exercise of JVSPAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in JVSPAC’s shareholders’ best interests.

•        None of JVSPAC’s officers or directors is required to commit his or her full time to JVSPAC’s affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•        JVSPAC’s officers and directors may have a consulting relationship with other corporations and may have a conflict of interest including but not limited to allocating his or her time among various business activities.

•        In the course of their other business activities, JVSPAC’s officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to JVSPAC as well as the other entities with which they are affiliated. JVSPAC’s management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        The Sponsor and JVSPAC’s directors and officers and their affiliates have agreed to vote their JVSPAC Ordinary Shares in favor of the Merger Agreement and the Business Combination, including the SPAC Merger.

•        JVSPAC’s shareholders will experience immediate and significant dilution as a consequence of, among other transactions, the issuance of HBNB Ordinary Shares as consideration in the Business Combination and from other dilution sources.

The foregoing interests present a risk that the Sponsor and JVSPAC’s officers and directors and their affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with the holders of JVSPAC Public Shares. As such, the Sponsor and JVSPAC’s officers and directors may be incentivized to complete a business combination with a less favorable target company or on terms less favorable to holders of JVSPAC’s Public Shares rather than to liquidate. See the section entitled “Risk Factors — Risks Related to the SPAC Merger — JVSPAC’s directors and officers may have certain conflicts in determining to recommend the acquisition of HBNB, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a shareholder.”

The conflicts described above may not be resolved in JVSPAC’s favor.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with JVSPAC’s sponsor, officers or directors. In the event we seek to complete JVSPAC’s initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or from another independent firm that commonly renders valuation opinions or an independent accounting firm, that such an initial business combination is fair to JVSPAC’s company from a financial point of view.

In the event that we submit JVSPAC’s initial business combination to JVSPAC’s public shareholders for a vote, Maxim (and its designees), JVSPAC’s sponsor, officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with us, to vote any Founder Shares and Representative’s Shares held by them (and their permitted transferees will agree) and any public shares issued and/or purchased during or after the offering in favor of JVSPAC’s initial business combination.

Accordingly, as a result of multiple business affiliations, JVSPAC’s officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Below is a table summarizing the entities to which JVSPAC’s officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity’s Business	Affiliation
Mr. Albert Wong	Kingsway Cars Limited	Distributor	Chief Executive Officer
	JVSakk Asset Management	Finance	Executive Director
	JVSAKK Capital Corporation	Holding entity	Director
	JVSAKK, Inc	Holding entity	Director
	JVSakk Asia Limited	Finance	Director
	JVSakk Asset Management Limited	Finance	Director
	SAKK Consulting, Inc	Consulting	Director
	Winky Investments Limited	Finance	Director
	EURO-GRAND Company Limited	Holding entity	Director
	Prosper City Holdings Limited	Holding entity	Director
	Kingsbridge Cars Limited	Distributor	Director
	Kingsway Apex Limited	Holding Entity	Director
	Kingsway Apex (China) Limited	Distributor	Director
	Kingsway Apex Productions Limited	Media	Director
	Kingsway K Cars Limited	Distributor	Director
	Kingsway K Cars (China) Limited	Distributor	Director
	Kingsway R Cars Limited	Distributor	Director
	Kingsway B Cars Limited	Distributor	Director
	Isola Capital Group	Finance	Member of the Advisory and Operating Committee
	WS China Holdings Ltd	Aftersales Service	Director
	Cornes Kingsway K.K.	Aftersales Service	Director
	Kingsway Cars Limited	Car dealing	Director
	Kingsway Group Holdings Limited	Investment holding	Director
	Kingsway Cars T Service Limited	Motors repairs	Director
	Kingsway Cars Service Limited	Motors repairs	Director
	Kingsway Marine Limited	Yacht trading	Director
	Kingsway Cars (China) Limited	Investment holding	Director
	Golden Surf Ventures Limited	Investment holding	Director
Mr. Claudius Tsang	Female Entrepreneurs Worldwide	Internet Community	Advisor
	ACH	Financial Services	Investment Director
	Beijing ReeChain Technology Limited	Blockchain	Director
	A SPAC II Acquisition Corp.	SPAC	Chief Financial Officer
	A SPAC III Acquisition Corp.	SPAC	Chief Executive Officer, Chief Financial Officer, Chairman and Director
	Unity Group Holdings International Limited.	ESG	Non-executive director
	A Paradise Acquisition Corp.	SPAC	Chief Executive Officer, Chief Financial Officer and Chairman
	A SPAC (Holdings) Group Corp.	SPAC	Director

Individual	Entity	Entity’s Business	Affiliation
Mr. Alex Lau	Emblem and Co Technology Limited	Authentication and Security Solutions	Shareholder
	Aiio Audio Limited	Audio Technology	Founder and CEO
	Bandberry Limited	Music Streaming	Founder and CEO
	Piefetch Limited	Cloud Storage	Founding member
	Noir Group Limited	Interior design	Founding member
Mr. Krešimir Coric	Quantum Solace Consulting	Business Consulting	CEO
	Carrozzeria Touring Superleggera	Automotive	Commercial Director
	Zagato ZED Milano	Automotive	CCO
	Tedson Motors	Automotive	Sales & Marketing Director

Code of Ethics

We adopted a code of conduct and ethics applicable to JVSPAC’s directors, officers and employees in accordance with applicable federal securities laws. The code of ethics codifies the business and ethical principles that govern all aspects of JVSPAC’s business.

JVSPAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of JVSPAC’s financial condition and results of operations should be read in conjunction with its audited financial statements and the related notes contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors — Risks Related to the SPAC Merger,” “Risk Factors — Risks Related to Redemption” and elsewhere in this proxy statement/prospectus. The “Company,” “we,” “us,” or “our” in the discussion and analysis set forth below refers to JVSPAC.

Overview

We are a blank check company formed in the British Virgin Islands on April 20, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.

Merger Agreement

On April 8, 2024, JVSPAC entered into an Agreement and Plan of Merger (the “Original Merger Agreement” and, as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with (i) Hotel101 Global Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Global”), (ii) Hotel of Asia, Inc., a company with limited liability incorporated under the laws of the Philippines (“HOA,” and together with Hotel101 Global, the “Company Parties”), (iii) DoubleDragon Corporation, a company incorporated under the laws of the Philippines and listed on the Philippine Stock Exchange, Inc. (“DoubleDragon”), (iv) DDPC Worldwide Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of DoubleDragon (“DDPC”), (v) Hotel101 Worldwide Private Limited, a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Worldwide,” and together with DDPC and DoubleDragon, the “Principal Shareholders”), (vi) Hotel101 Global Holdings Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of DoubleDragon (“HBNB”), (vii) HGHC 4 Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of HBNB (“Merger Sub 1”) and (viii) HGHC 3 Corp., a British Virgin Islands business company and a wholly-owned subsidiary of HBNB (“Merger Sub 2”). Pursuant to the Merger Agreement, among other things, (i) prior to the Company Amalgamation and SPAC Merger (each as defined below), DoubleDragon will transfer 40% of the total issued share capital of HOA to HBNB (the “Share Transfer”) in exchange for 30,935,563 HBNB Class A ordinary shares (the “Transfer Payment Shares”) pursuant to a Share Purchase Agreement, (ii) prior to the Company Amalgamation and SPAC Merger (each as defined below), DDPC will transfer to Hotel101 Global certain real estate-related properties free and clear of any encumbrances in exchange for the issuance of ordinary shares in the capital of Hotel101 Global to DDPC (the “Property Transfer”), (iii) Hotel101 Global and Merger Sub 1 will amalgamate, with Hotel101 Global being the surviving entity and becoming a wholly-owned subsidiary of HBNB (“Company Amalgamation”) and (iv) JVSPAC will merge with and into Merger Sub 2, with JVSPAC being the surviving entity and becoming a wholly-owned subsidiary of HBNB (the “SPAC Merger”). Pursuant to the terms of the Merger Agreement, the aggregate consideration to be paid to DDPC, Hotel101 Worldwide and certain key executives (“Key Executives”) of HBNB and DoubleDragon is an aggregate of $2,300,000,000 which will be paid entirely in stock, comprised of newly issued ordinary shares of HBNB at a price of $10.00 per share (the “Closing Payment Shares”).

On September 3, 2024, JVSPAC entered into the First Amendment to Agreement and Plan of Merger (the “First Amendment”) with the Company Parties, the Principal Shareholders, HBNB, Merger Sub 1 and Merger Sub 2, that amended and modified the Original Merger Agreement. Pursuant to the First Amendment, (i) prior to the SPAC Merger and the Company Amalgamation, DoubleDragon will transfer 40% of the total issued share capital of HOA to Hotel101 Global, in exchange for the issuance of 1,987,239 ordinary shares in the capital of Hotel101 Global (“Hotel101 Global Shares”), (ii) at the Company Amalgamation Effective Time, Hotel101 Global and Merger Sub 1 shall amalgamate and continue as one company, with Hotel101 Global being the surviving entity, and as a wholly owned subsidiary of HBNB, (iii) at the SPAC Merger Effective Time, Merger Sub 2 shall merge with and into JVSPAC, with JVSPAC being the surviving entity and a wholly owned subsidiary of HBNB, (iv) the definitions and provisions of “Closing Payment Shares,” “Consideration Shares”, “Hotel101 Global Shareholder Approval” and “Share Purchase Agreement” were amended, (v) at the Company Amalgamation Effective Time, each of Hotel101 Global Shares issued and outstanding immediately prior to the Company Amalgamation Effective Time shall automatically be cancelled in exchange for the right to receive one HBNB Ordinary Share to be issued on the Closing Date, aggregating to 195,500,000 HBNB Ordinary Shares in total, (vi) certain representations and warranties of the parties and certain covenants regarding D&O Tail Insurance, financial statements, minority shareholder rights, and other matters were amended, (vii) if the closing is not expected to occur by January 23, 2025 and termination of the Merger Agreement has not occurred, then Hotel101 Global shall deposit into JVSPAC’s working capital account $2,000,000 to extend the existence and cover certain expenses of JVSPAC, as further described in the First Amendment, (viii) modifications were made to the termination provisions and the Termination Fee was increased to $2,000,000 and (ix) certain schedules and exhibits to the Merger Agreement were amended.

Results of Operations

JVSPAC has neither engaged in any operations nor generated any revenues to date. JVSPAC’s only activities from April 20, 2021 (inception) through September 30, 2024 were organizational activities, those necessary to prepare for the Initial Public Offering, described below, and identifying a target company for a Business Combination. JVSPAC does not expect to generate any operating revenues until after the completion of our Business Combination. JVSPAC generates non-operating income in the form of interest income on marketable securities held in the Trust Account. JVSPAC incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended September 30, 2024, JVSPAC had a net income of $626,883, which consists of interest income from trust of $764,667 and interest income from bank of $11,270 offset by formation and operational cost of $149,054.

For the nine months ended September 30, 2024, JVSPAC had a net income of $1,399,026, which consists of interest income from trust of $2,079,851 and interest income from bank of $29,019 offset by formation and operational cost of $709,844.

For the three months ended September 30, 2023, JVSPAC had net loss $48,928, which consisted of formation and operating costs.

For the nine months ended September 30, 2023, JVSPAC had net loss $50,253, which consisted of formation and operating costs.

Liquidity and Capital Resources

JVSPAC’s liquidity needs have been satisfied prior to completion of the IPO through receipt of $25,000 from the sale of the Founder Shares to our sponsor and up to $350,000 in loans from our sponsor under an unsecured promissory note. As of September 30, 2024, the balance of $286,385 under the promissory note remained unpaid and will be due as demanded.

On January 23, 2024, JVSPAC consummated its IPO of 5,750,000 Units, which includes the full exercise of the underwriter’s over-allotment option. Each Unit consists of one JVSPAC Class A ordinary share, no par value per share, and one right to receive one-fourth of one JVSPAC Class A ordinary share upon the completion of the initial Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $57,500,000. Simultaneously with the consummation of the IPO and the sale of the Units, we consummated the Private Placement of 240,000 Private Placement Units to the Sponsor, at a price of approximately $10.00 per Private Placement Unit, generating total proceeds of $2,400,000. The Private Placement Units are identical to the public units sold in the IPO. Additionally, the Sponsor agreed not to transfer, assign or sell any of the Private Placement Units or underlying securities (except in limited circumstances, as described in the Unit Subscription Agreement) until after the completion of JVSPAC’s initial business combination. The Sponsor was granted certain registration rights which is governed by a registration rights agreement in connection with the purchase of the Private Placement Units. The Private Placement Units were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering.

Following the closing of the IPO on January 23, 2024, an amount of $57,500,000 ($10.00 per unit) from the net proceeds of the sale of the Public Units in the IPO and the sale of the Private Placement Units was placed in the Trust Account.

For the nine months ended September 30, 2024, cash used in operating activities was $692,619. Net income of $1,399,026 was affected by interest earned on investment held in the Trust Account of $2,079,851. Changes in operating assets and liabilities used $11,794 of cash for operating activities.

For the nine months ended September 30, 2023, cash used in operating activities was nil.

As of September 30, 2024, JVSPAC had marketable securities held in the Trust Account of $59,579,851 (including $2,079,851 of interest income) consisting of U.S. Treasury Bills with a maturity of 185 days or less. JVSPAC may withdraw interest from the Trust Account to pay taxes, if any. JVSPAC intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete our Business Combination. To the extent that JVSPAC’s share capital or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of September 30, 2024, JVSPAC had cash of $844,690. JVSPAC intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of JVSPAC’s officers and directors or their affiliates may, but are not obligated to, loan to JVSPAC funds as may be required. If JVSPAC completes a Business Combination, JVSPAC would repay such loaned amounts. In the event that a Business Combination does not close, JVSPAC may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from JVSPAC’s Trust Account would be used for such repayment. Up to $1,150,000 of such working capital loans may be convertible into units at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units issued to the Sponsor.

JVSPAC does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business. However, if JVSPAC’s estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial Business Combination. Moreover, JVSPAC may need to obtain additional financing either to complete our Business Combination or because JVSPAC becomes obligated to redeem a significant number of its public shares upon completion of our Business Combination, in which case JVSPAC may issue additional securities or incur debt in connection with such Business Combination.

JVSPAC has incurred and expects to continue to incur significant costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. In connection with JVSPAC assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about JVSPAC’s ability to continue as a going concern. The management’s plan in addressing this uncertainty is through the working capital loans. In addition, if JVSPAC is unable to complete a business combination 15 months from the closing of the IPO (or up to 18 months from the closing of the IPO if we extend the period of time to consummate a business combination by the full amount of time), JVSPAC’s board of directors would proceed to commence a voluntary liquidation and thereby a formal dissolution of JVSPAC. There is no assurance that JVSPAC’s plans to consummate a Business Combination will be successful. As a result, JVSPAC’s management has determined that such additional condition also raises substantial doubt about JVSPAC’s ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Financing Arrangements

JVSPAC has no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K as of September 30, 2024. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than described below.

Registration Rights

The holders of the Founder Shares, the Private Placement Units, the shares issued to the underwriters of the IPO and units that may be issued on conversion of JVSPAC’s working capital loans (and in each case holders of their component securities, as applicable) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that JVSPAC registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require JVSPAC to register for resale such securities pursuant to Rule 415 under the Securities Act. Notwithstanding the foregoing, the underwriter may not exercise its demand and “piggyback” registration rights after five (5) and seven (7) years, respectively, after the effective date of the IPO and may not exercise its demand rights on more than one occasion. However, the registration rights agreement provides that JVSPAC will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. Notwithstanding the above, the shares to be issued to the underwriters in the IPO will be further subject to the limitations on registration requirements imposed by FINRA Rule 5110(g)(8). JVSPAC will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

Pursuant to the underwriting agreement entered into on January 18, 2024, we have agreed and have issued to Maxim Partners LLC and/or its designees (“Maxim”), 258,750 ordinary shares (inclusive of the exercise of the underwriter’s over-allotment option in full) (the “Representative Shares”) at the closing of the IPO. Maxim has agreed not to transfer, assign or sell any such Representative Shares until the completion of the initial Business Combination. In addition, Maxim has agreed (and its permitted transferees will agree) (i) to waive its redemption rights with respect to such Representative Shares in connection with the completion of JVSPAC’s initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such Representative Shares if JVSPAC fails to complete its initial Business Combination by the Combination Deadline.

The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the commencement of sales in the IPO pursuant to FINRA Rule 5110(e)(1). Pursuant to FINRA Rule 5110(e)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the IPO, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the IPO except to any underwriter and selected dealer participating in the IPO and their officers, partners, registered persons or affiliates.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. As of the end of the reporting period, we have not identified any critical accounting estimates except as described below:

Ordinary Shares Subject to Possible Redemption

JVSPAC accounts for Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. JVSPAC Class A ordinary shares subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the JVSPAC’s control) is classified as temporary equity. At all other times, ordinary shares is classified as stockholders’ equity. The JVSPAC Class A ordinary shares features certain redemption rights that are considered to be outside of JVSPAC’s control and subject to the occurrence of uncertain future events. In accordance with the SEC and its guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of a company require ordinary shares subject to redemption to be classified outside of permanent equity. Given that the 5,750,000 JVSPAC Class A ordinary shares sold as part of JVSPAC’s IPO were issued with other freestanding instruments (i.e., Public Units), the initial carrying value of JVSPAC Class A ordinary shares classified as temporary equity has been allocated to the proceeds determined in accordance with ASC 470-20. The JVSPAC Class A ordinary shares is subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, JVSPAC has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. JVSPAC has elected to recognize the changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 12-month period, which is the initial period that JVSPAC has to complete a Business Combination.

Accordingly, at September 30, 2024, JVSPAC Class A Ordinary Shares subject to possible redemption are presented at redemption value as temporary equity, outside of permanent shareholders’ equity (deficit) in JVSPAC’s balance sheets.

Recent Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. Our management does not believe the adoption of ASU 2023-09 will have a material impact on our financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. Our management does not believe the adoption of ASU 2023-07 will have a material impact on our financial statements and disclosures.

JVSPAC’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on JVSPAC’s condensed financial statements.

Emerging Growth Company Status

JVSPAC is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. JVSPAC has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, JVSPAC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of JVSPAC’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

CERTAIN JVSPAC RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

The “Company,” “we,” “us,” or “our” in the discussion below refers to JVSPAC.

Founder Shares and Private Placement Units

In April 2021, our Sponsor purchased 1,437,500 JVSPAC Class B Ordinary Shares for an aggregate purchase price of $25,000, or $0.017 per share. Our Sponsor currently owns 21.8% of our issued and outstanding shares.

Simultaneously with the closing of the IPO, our Sponsor purchased an aggregate of 240,000 Private Placement Units at a price of $10.00 per Private Placement Unit, for an aggregate purchase price of $2,400,000. Additionally, our Sponsor agreed not to transfer, assign or sell any of the Private Placement Units or underlying securities (except in limited circumstances, as described in the Unit Subscription Agreement) until after the completion of our initial business combination.

There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Founder Shares, the Private Placement Units, the private placement shares or the private placement rights, which will expire worthless if we do not consummate a business combination within the allotted 15-month period (or up to 18 months from the closing of the IPO if we extend the period of time to consummate a business combination by the full amount of time).

Remuneration and reimbursement of expenses for sponsor, officers and directors

We entered into a letter agreement pursuant to which we will also pay each of our independent directors $1,000 per annum, for an aggregate total of $3,000 per annum as remuneration. Upon completion of our initial business combination or our liquidation, we will cease paying these yearly fees.

Our sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors, may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,150,000 of such Working Capital Loans may be convertible into units at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units issued to our Sponsor. The terms of Working Capital Loans by the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. As of January 31, 2025, there were no Working Capital Loans outstanding.

The holders of the Founder Shares, the Private Placement Units, the shares issued to the underwriters of the IPO and units that may be issued on conversion of Working Capital Loans (and in each case holders of their component securities, as applicable) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. Notwithstanding the foregoing, the underwriter may not exercise its demand and “piggyback” registration rights after five (5) and seven (7) years, respectively, after the effective date of the IPO and may not exercise its demand rights on more than one occasion. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. Notwithstanding the above, the shares to be issued to the underwriters in the IPO will be further subject to the limitations on registration requirements imposed by FINRA Rule 5110(g)(8). The Company will bear the expenses incurred in connection with the filing of any such registration statements. For further information, see “JVSPAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations — Registration Rights.”

There will be no finder’s fees, reimbursements or cash payments made to our Sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, other than the following payments: (i) repayment of an aggregate of up to $350,000 in loans made to us by our Sponsor to cover offering-related and organizational expenses; (ii) payment of $1,000 per annum as remuneration to each of our independent directors, for an aggregate of $3,000 to the three independent directors per annum, for the duration of their service prior to the completion of our initial business combination or our liquidation, we will cease paying these yearly fees; (iii) reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and (iv) repayment of loans which may be made by our sponsor or an affiliate of our sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,150,000 of such loans may be convertible into units at a price of $10.00 per unit at the option of the lender. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates.

After our initial business combination, members of our management who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a shareholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Related Party Policy

We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our Board of Directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company. The code of ethics is filed as an exhibit to the registration statement of which our IPO prospectus is a part.

In addition, our audit committee, pursuant to a written charter that we have adopted, will be responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our sponsor, officers or directors unless we, or a committee of independent directors, have obtained an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions for the type of company we are seeking to acquire or an independent accounting firm, that our initial business combination is fair to our company from a financial point of view. Furthermore, no finder’s fees, reimbursements or cash payments will be made to our sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination.

However, the following payments will be made to our sponsor, officers or directors, or our or their affiliates, none of which will be made from the proceeds of the initial public offering held in the trust account prior to the completion of our initial business combination:

•        Repayment of up to an aggregate of up to $350,000 in loans made to us by our sponsor for working capital purposes;

•        Payment to each of our independent directors of $1,000 per annum, as remuneration to each of our independent directors, for an aggregate of $3,000 to the three independent directors per annum for the duration of their service. Upon completion of our initial business combination or our liquidation, we will cease paying these yearly fees;

•        Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

•        Repayment of loans which may be made by our sponsor or an affiliate of our sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,150,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender.

Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates.

INFORMATION ABOUT HBNB, HOTEL101 GLOBAL AND HOA

For purposes of this section, “Hotel101 Global” and “HOA” refers to Hotel101 Global and its subsidiaries and HOA and its subsidiaries, respectively, prior to the consummation of the Business Combination and “HBNB” refers to HBNB and its subsidiaries on or after the Business Combination.

OVERVIEW

Hotel101 Global Holdings Corp. (“HBNB”) is an asset-light, prop-tech hospitality platform business designed for rapid global growth. Hotel101 generates revenue twice, first in the form of upfront revenue from the sale of its standardized hotel units to global real estate unit buyers and second in the form of recurring revenues from long-term contracts for the day-to-day management and operation of these hotel units enrolled on the Hotel101 platform. Hotel101’s unique asset-light business model efficiently redeploys capital from unit sales in existing developments to new hotel expansion projects, and is designed to deliver a significant multi-year global growth plan targeting openings in 25 priority countries in the medium term. Hotel101 aims to establish a global footprint in 100 countries over the long term.

Hotel101 aims to disrupt the global hospitality sector by combining its pioneering asset-light prop-tech business model with its signature globally standardized “one room” concept. Because it pre-sells the rooms and generally does not own the underlying asset, Hotel101 earns revenue from inventory owned by third parties — similar to other prop-tech hospitality platforms. Hotel101 has the added advantage gained through its involvement in hotel development — its inventory is solely comprised of uniform hotel units that are efficient to build, maintain and service.

This purpose-built portfolio of standardized rooms delivers a consistent, high-value, branded hospitality experience globally and allows Hotel101 to manage and scale its business with high levels of efficiency. Its hotel units also provide simplicity and value for hotel guests — who can access identical, standardized rooms no matter where they are in the world — and supports rapid growth across a broad base of global real estate unit buyers.

Hotel101 intends to bring the benefits of standardization, hyper-efficiency and global brand identity enjoyed by the value-oriented businesses across industries — like budget air travel and quick-service restaurants — to create a new, scalable, profitable, high-growth model for the global hospitality industry.

Due to the size of each purpose-built hotel and the economies of scale achieved through standardization, Hotel101 is able to offer facilities such as pools, gyms and restaurants — which are found less frequently in the value segment — while creating for unit buyers a highly efficient and rapidly scalable business.

As of June 30, 2024, Hotel101 had two operating Hotel101-branded hotels, namely Hotel101-Manila and Hotel101-Fort, and seven additional Hotel101-branded hotels under development in the Philippines. Hotel101 also commenced its global expansion with its first three projects outside of the Philippines in Japan (Niseko), Spain (Madrid) and the U.S. (Los Angeles). Hotel101 Global’s material associate, HOA, also manages four other operating hotels in the Philippines, namely Jinjiang Inn-Ortigas, Jinjiang Inn-Makati, Jinjiang Inn-Boracay Station 1 and Injap Tower.

COMPETITIVE STRENGTHS

HBNB’s competitive strengths include the following:

Pioneering business model with stable and recurring revenue streams.

HBNB’s unique, asset-light, prop-tech “condotel” business model offers global real estate unit buyers direct ownership of a Hotel101 room, similar to a condominium. The hotel units are pre-sold starting from each hotel’s construction phase, allowing HBNB to quickly redeploy its capital to new projects. Upon completion, each owner is given the opportunity to enroll their hotel units on the Hotel101 platform (the owners of such enrolled hotel units, “Unit Owners”) in long-term management contracts. Enrollment means that, in exchange for a share of gross room revenues going to Hotel101, the hotel units are professionally managed by Hotel101 and Unit Owners are freed from the hassle of actively managing their individual hotel units. The remaining share of hotel room revenues, on a per hotel and monthly basis, is distributed to all Unit Owners in proportion to their number of enrolled units at that hotel. In addition, Unit Owners receive ten nights of free stays in Hotel101 hotels (“Free Nights”) per year per unit enrolled, of which five Free Nights may be used at any Hotel101 hotel globally and the remaining five Free Nights must be used at the hotel of the enrolled unit.

HBNB believes that the hotel industry presently has two extremes. On the one end, there are traditional branded hotels, which are professionally managed and provide reasonable predictability in terms of service offerings and consistency but require significant capital to establish. On the other end, there are unbranded accommodations, which require less investment but would be inefficient to professionally manage. These unbranded accommodations aggregate to form fragmented hospitality marketplaces.

HBNB believes its pioneering business model combines the best of both models. Its globally standardized, signature “one room” hotel unit provides the consistency and predictability offered by traditional branded hotels, while its “condotel” business model offers prospective unit buyers the opportunity to participate in the hotel industry with significantly lower upfront capital when compared to traditional branded hotels.

Similar to other prop-tech hospitality platforms, HBNB earns revenue from third parties’ assets. However, unlike hospitality marketplaces aggregating unbranded accommodations, HBNB believes its uniform inventory of hotel units allows it to scale its operations while delivering a consistent, high-value, branded hospitality experience globally, forming the basis of stable and recurring revenues for HBNB and Unit Owners alike.

In addition, HBNB’s business model allows it to generate revenue through pre-sales of units from each hotel’s construction phase onwards, allowing HBNB to efficiently and rapidly redeploy capital to new projects.

Signature globally standardized “one room” concept providing consistency to guests and development and operational efficiencies to Unit Owners.

HBNB believes Hotel101’s signature “happy room” unit, a globally standardized “one room” concept, contains broad appeal through its consistency. Guests are able to know almost exactly what to expect, regardless of a hotel’s location. HBNB believes this consistency and predictability lead to higher guest satisfaction and greater guest confidence, which in turn encourage repeat visitors. The average occupancy rate (including Free Nights usage) of Hotel101’s prototype 518-room Hotel101-Manila, located in the Manila Bay area, Philippines, which is operated by Hotel101 Global’s material associate, HOA, was 86.2% and 88.0% in 2023 and for the six months ended June 30, 2024, respectively, demonstrating a product-market fit.

Hotel101’s “one room” concept also provides developmental, operational and cost efficiencies, allowing for positive pricing implications. During development, the concept simplifies the development process and enables procurement and installation efficiencies for furnishings, fixtures and equipment in a large-scale hotel setting. During operations, the concept allows Hotel101 to optimize operating costs through streamlined maintenance, housekeeping and inventory management. These lower development and operation costs provide Hotel101 with the ability to offer rapid dynamic pricing for its room rates, creating value for guests and encouraging customer loyalty. For the year ended December 31, 2023 and the six months ended June 30, 2024, the hotel operating margin of Hotel101 Global’s material associate, HOA, was 27.5% and 30.16%, respectively, despite offering competitive rates to guests through dynamic pricing.

Guest amenities superior to the hotel industry’s value segment.

Hotel101 hotels are designed to have an average of 500 hotel room units. HBNB believes five-star hotel chains traditionally operate at a similar scale to Hotel101’s target hotel size, while hotels in the value segment typically operate on a smaller scale of approximately 100 hotel room units. By operating at five times the size of other value segment branded hotel chains, HBNB is an outlier and expects to gain a competitive advantage through its scale since replication would require its competitors to construct new hotels, which is time consuming and capital intensive.

The economies of scale from standardization and the scale of each purpose-built hotel allows Hotel101 to offer its guests amenities and facilities which HBNB believes are more extensive than the typical offering in the value segment of the hotel industry. Hotel101’s guest facilities typically include in-room kitchenettes, pools, gyms, business centers, all-day dining options, function rooms, 24/7 front desks, and children’s play areas, which HBNB believes other mid-tier hotel brands are unable to economically provide.

Global marketing distribution platform.

HBNB, through Hotel101 Global and Hotel101 Global’s material associate, HOA, has established a global marketing distribution platform with four international marketing offices and a network of 74 partner agencies across key markets, including Australia, China, France, Hong Kong, India, Indonesia, Japan, Malaysia, Mexico, Morocco,

the Philippines, Portugal, Russia, Singapore, Spain, Thailand, Turkey, the United Arab Emirates, the United Kingdom and Vietnam. HBNB believes this expansive presence enables Hotel101 to reach a broad and diverse base of potential Unit Owners.

HBNB aims to further scale up Hotel101’s global marketing footprint across all continents while significantly increasing its direct marketing force. By strengthening its distribution network in these strategic locations, Hotel101 is positioned to drive international growth and adapt to regional market dynamics.

Experienced and capable leadership with strong shareholder support.

HBNB’s founders, Mr. Sia and Dr. Tan Caktiong, are seasoned entrepreneurs with proven track records in launching, scaling and maintaining successful public and private businesses, including in commercial real estate. Mr. Sia’s experience includes founding and expanding the Mang Inasal chain, which remains one of the fastest growing fast-food brands in the Philippines. Mr. Sia also owns and controls a majority stake in the Philippine consumer company, MerryMart Consumer Corp., which was listed on the Philippine Stock Exchange in 2020. In addition, Mr. Sia operates other brands, including MerryMart Grocery, MerryMart Market, MerryMart Express, MM Wholesale, M Supplies, and MBox. Likewise, co-founder Dr. Tan Caktiong is the founder of Jollibee Foods Corporation (“JFC”) which is listed on the Philippine Stock Exchange (the “PSE”) with a market capitalization of over $4.5 billion as of December 31, 2024. JFC is one of the largest quick service restaurant companies in the Philippines with an established global footprint with international business outside of the Philippines accounting for over 40% of sales. Within its portfolio, JFC also operates a variety of locations from leading global brands, including Chowking, Greenwich, Red Ribbon, Yong He King, Hong Zhuang Yuan, Mang Inasal, Highlands Coffee, Smashburger, The Coffee Bean & Tea Leaf, Milksha, Tim Ho Wan, Tortazo, Burger King, Panda Express, Yoshinoya and Common Man Coffee Roasters.

Mr. Sia and Dr. Tan Caktiong are the major shareholders of DoubleDragon, a PSE-listed Philippine real estate developer and the majority shareholder of HBNB, as well as the major shareholders of DragonFi, an advanced web and mobile trading platform in the Philippines.

HBNB’s senior management team has a proven track record in developing, investing in, managing, and enhancing commercial real estate projects. The team covers the entire value chain of the hospitality business, including greenfield hotel development, pre-sales activities, and the operation and management of hotels.

Furthermore, HBNB enjoys the strong support of DoubleDragon, its majority shareholder. HBNB has received cash advances and intercompany loans from DoubleDragon to finance its operations in the past and expects to continue to benefit from DoubleDragon’s support in the future. As of June 30, 2024, each of HBNB and Hotel101 Global had no indebtedness to third parties. As of June 30, 2024, other than the bilateral loan obtained to finance the construction of Jinjiang Inn-Ortigas, Hotel101 Global’s material associate, HOA, had no indebtedness to third parties. The bilateral loan obtained to finance the construction of Jinjiang Inn-Ortigas was fully repaid upon maturity in July 2024. As of December 31, 2024, each of HBNB, Hotel101 Global and HOA had no indebtedness to third parties.

BUSINESS STRATEGIES

HBNB’s key strategies include the following:

Leverage asset-light model to scale exponentially through global expansion.

Due to the lack of standardization in hotel rooms across existing global hotel chains, HBNB believes there is an opportunity to disrupt the global hotel industry and, in particular, the value segment of the industry.

HBNB intends to leverage its unique, pioneering, asset-light business model and “one room” concept to scale its Hotel101 operations exponentially. HBNB intends to continue to develop purpose-built hotels at scale, offering guests amenities and facilities superior to hotels in the value segment and facilitating a consistent and predictable guest experience through standardization efficiencies, and to invest in innovation to offer guests a seamless, streamlined and personalized guest experience.

HBNB’s long-term vision is to significantly increase Hotel101 rooms under management to become one of the top hotel brands globally. In the medium term, HBNB has identified 25 priority countries for the establishment of Hotel101’s global footprint in 100 countries over the long term. To execute on its vision, HBNB, through Hotel101 Global and Hotel101 Global’s material associate, HOA, has opened and intends to continue opening marketing offices in strategic countries where it has existing Hotel101 projects or intends to have Hotel101 projects at some point in the future. As of December 31, 2024, Hotel101 Global has operational marketing offices in Singapore, Madrid (Spain), Niseko (Japan) and Hong Kong and executed leases for marketing offices in Dubai (UAE) and Taipei (Taiwan). The offices act as Hotel101 distribution channels in these strategic markets and serve as venues for not only marketing events but also the orientation and onboarding of Hotel101’s agents. The marketing offices are also an ideal venue to introduce Hotel101’s unique business model to potential joint venture partners and franchisees, contributing to the Hotel101 brand equity.

Provide competitive returns to Unit Owners to establish a diversified and satisfied buyer population.

HBNB intends to continue to attract prospective Unit Owners through the Hotel101 value proposition of owning a professionally-managed property with recurring monthly income that offers competitive yields to prevailing alternatives. Owning a professionally-managed Hotel101 hotel unit with a freehold title, which can be re-sold or inherited, offers Unit Owners the opportunity to geographically diversify their investment property portfolio while benefiting from potential asset appreciation and passive recurring monthly income. As a result, HBNB believes that Hotel101 presents an alternative to titled property that may appeal to a wide variety of prospective unit buyers, including individuals interested in investing in the hospitality industry or owning investment property.

The original Unit Owners of Hotel101-Manila,1 the prototype of the Hotel101 concept, received a yield of 7.59% for the year ended December 31, 2023, an average yield of 7.00% per annum for 2017 to 2023, and an annualized yield of 7.72% for the six months ended June 30, 2024 based on the original opening purchase price of ₱3 million per unit. Considering the passive nature of the unit ownership and the potential for long-term asset appreciation, HBNB believes such yields make Hotel101-Manila unit ownership an attractive proposition for these Unit Owners when compared against prevailing alternatives such as purchasing and personally managing a residential unit.

Furthermore, Hotel101’s unit owner ecosystem has the potential to develop into a global network of educated and satisfied buyers. HBNB believes this group has the potential to grow into a global network as HBNB expands globally, and would serve as a natural unit buyer base for Hotel101’s future hotels.

Continuously leverage and improve technology to deliver a unified global hotel management experience.

Driven by its culture of proactive problem-solving and innovation, HBNB intends to continuously improve its technology to further optimize operational efficiency and improve guest experience to adapt to ever-changing demands in the hotel industry and facilitate its expansion plans.

As part of its holistic technology-enabled approach to global hotel management, HBNB, through Hotel101 Global, developed the Hotel101 App, which is available on iOS and Android. As of January 27, 2025, the Hotel101 App had over 1,000,900 registered users. The Hotel101 App currently facilitates hotel reservations, guest services and guest satisfaction feedback via its five-point ‘stay score’ functionality and offers promotions such as vouchers and loyalty programs, allowing Hotel101 to streamlines hotel operations and enhance guest experience across its portfolio. For further details, see “— Operations — Hotel101 — Hotel101 App.”

Going forward, HBNB intends to expand its technology enablement and the Hotel101 App to serve as its operational backbone, linking Unit Owners, hotel guests and operations teams at each hotel in a seamless ecosystem that supports both daily management and strategic initiatives. HBNB believes the Hotel101 App has the potential to consolidate the management of thousands of Hotel101 hotel units globally, providing an efficient and scalable system that integrates guest services and property management through a single application. In addition, the Hotel101 App is envisioned to interact seamlessly with other critical systems within the Hotel101 ecosystem, including finance, workforce and property and building management, through continuously optimizing processes and improving responsiveness to both guest needs and operational demands. To efficiently manage the properties, the completed Hotel101 App is expected to also support real-time monitoring of room conditions and maintenance needs.

____________

1        Hotel101-Manila is operated by Hotel101 Global’s material associate, HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements.

The Hotel101 App roadmap also includes customer relationship management functionality to enhance guest satisfaction. Additional features, such as in-app two-way communication, are expected to enhance response to guests needs. In addition, the Hotel101 technology platform is expected to allow guests and operations teams to adjust settings to maximize energy efficiency, aligning with HBNB’s, Hotel101 Global’s and HOA’s sustainability goals of energy conservation and management.

As of the date of this proxy statement/prospectus, the near-term app technology roadmap includes key features such as keyless entry (to ensure smooth hotel check-ins) and in-app controls to allow guests to adjust room ambiance (including lights and temperatures) and utilize hotel services directly via their smartphones. Contactless check-in and check-out processes are expected to significantly reduce wait times, increasing guest convenience.

Partner with other real estate developers.

In addition to direct developments, HBNB intends to also expand through joint venture partnerships and franchise arrangements. To attract quality partners, a real estate developer must earn margins that are comparable to or exceed mid-scale developers in the country or city of its projects. HBNB earns some or all of this margin in the case of joint venture partnerships and direct developments, while a franchisee would earn most of the development margin in the case of a franchise arrangement. For the year ended December 31, 2023 and the six months ended June 30, 2024, HOA’s average development margin was 53.2% and 45.4%, respectively,2 which HBNB believes provides an attractive proposition for franchisees and direct development or joint venture partners alike.

RECENT DEVELOPMENTS

•        On August 9, 2024, Hotel101-Niseko became the first hotel project in Niseko, Hokkaido Prefecture, Japan to secure a Comprehensive Assessment System for Built Environment Efficiency (“CASBEE”) certification, which is a Japanese framework for evaluating the environmental performance of buildings and built environments. CASBEE-certified projects are projects that have met specific standards on sustainability and efficiency. Through Hotel101-Niseko, Hotel101 Global aims to provide an eco-friendly hospitality experience that aligns with the environmental values of guests and meets the rigorous sustainability standards set by the local community.

•        On September 18, 2024, Hotel101 Global, through Hotel101 Sales Pte. Ltd., Dubai Branch, entered into a lease agreement for the marketing showroom located at shop G04 in Bay Square-09 in Bay Square, Business Bay, Dubai. See “— Marketing and Sales — Pre-Sales” and “— Properties — Other Properties” for further details.

•        On October 10, 2024, Hotel101-Cebu Mactan Airport conducted its topping off ceremony following the completion of the building structure and topmost floor of the project.

•        On October 16, 2024, Hotel101 Marketing HK Limited entered into a lease agreement for the marketing showroom located at shop B on the ground floor of Lucky Building, No. 39 Wellington Street, Central, Hong Kong. See “— Marketing and Sales — Pre-Sales” and “— Properties — Other Properties” for further details.

•        On November 12, 2024, Hotel101 Los Angeles LLC entered into the Third Amendment to the Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate in relation to the land on which Hotel101 Global expects to develop its third international Hotel101-branded development, named Hotel101-Los Angeles. On December 4, 2024, Hotel101 Los Angeles LLC paid for and fully acquired such land. See “— Hotels — Hotel101 — Hotels Under Planning and Development — Hotel101 — Hotel101-Los Angeles” for further details.

•         On December 1, 2024, Hotel101 Global, through Hotel101 Sales Pte. Ltd., entered into a lease agreement for the marketing showroom located on the first floor of No. 520-3, Section 4, Ren’ai Road, Xinyi District, Taipei City, Taiwan. See “— Marketing and Sales — Pre-Sales” and “— Properties — Other Properties” for further details.

____________

2        Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements.

•        In December 2024, Hotel101-Madrid received Leadership in Energy and Environmental Design (“LEED”) pre-certification.

•        On December 30, 2024, DDPC Worldwide Pte. Ltd. transferred the ownership of the 205.97 sq.m. corporate office space located at #04-03 and #04-04 Plus Building, 20 Cecil Street, Singapore 049705 to Hotel101 Global as part of the Restructuring.

•        On January 21, 2025, DoubleDragon transferred 216,000 common shares of HOA, representing 40% of the share capital of HOA, to Hotel101 Global as part of the Restructuring.

HISTORY

The key milestones of the Hotel101 business, which includes the history of HBNB, Hotel101 Global and Hotel101 Global’s material associate, HOA, are set out below:

•        On June 8, 2011, HOA was incorporated primarily to engage in the business of real estate development including but not limited to residential and condominium projects, to acquire by purchase or lease land and interest in land, to own, hold, impose, promote, develop, subdivide and manage any land owned, held or occupied by HOA, to construct, manage or administer buildings such as condominiums, apartments, hotels, restaurants, stores or other structures and to mortgage, sell, lease or otherwise dispose of land, interests in land and buildings or other structures at any time.

•        On September 11, 2011, Jinjiang Inn Co., Ltd. granted CSI Hotels, Inc. the exclusive right to establish a Jinjiang Inn chain hotel business and use the brand and trademarks of Jinjiang Inn within the Philippines for a period of 15 years until September 11, 2026.

•        In 2012, HOA commenced commercial operations.

•        In June 2014, Injap Tower Hotel, which is managed by Hotel101 Management Corp, a wholly-owned subsidiary of HOA, opened.

•        In 2015 and June 2016, HOA’s first Hotel101 development in the Philippines, Hotel101-Manila located in the Manila Bay Area, was completed and opened, respectively.

•        In September 2015, the first Jinjiang Inn hotel in the Philippines, located along San Miguel Avenue in Ortigas, opened.

•        In September 2016, the second Jinjiang Inn hotel in the Philippines, located along Pasay Road in Makati, opened.

•        On August 11, 2016, DoubleDragon entered into a share purchase agreement, which was amended on October 10, 2016, with Injap Investments, Inc., Chan C. Bros. Holdings Inc. and Staniel Realty and Development Corp. for the sale and purchase of shares 70% of the outstanding capital stock of HOA.

•        On July 28, 2022, Hotel101 Global was incorporated and registered in Singapore primarily to operate as a real estate developer, including the acquisition, investment and development of real estate properties and ventures and engaging in real estate activities on a fee or commission basis. Hotel101 Global holds all international investments of Hotel101 outside the Philippines.

•        On June 30, 2022, Hotel101 Global acquired the site for its first international Hotel101 development, named Hotel101-Niseko, in Hokkaido Prefecture, Japan.

•        On April 27, 2023, Hotel101 Global acquired the site for its second international Hotel101 development, named Hotel101-Madrid, in Madrid, Spain. On January 23, 2024, Formula 1 announced that the Spanish Grand Prix will be held in Madrid from 2026 to 2035, following an agreement with IFEMA MADRID to build a 5.47-kilometer circuit around IFEMA Exhibition Centre, and also revealed a map of the circuit, a portion of which will be in close proximity to Hotel101-Madrid.

•        On July 31, 2023, HOA’s second Hotel101 development in the Philippines, Hotel101-Fort, located in Fort Bonifacio Global City, opened its doors to the public.

•        In the second half of 2023, Hotel101 Global secured the site for its third international Hotel101 development, named Hotel101-Los Angeles, in Los Angeles, California, U.S. See “— Hotels — Hotel101 — Hotels Under Planning and Development — Hotel101 — Hotel101-Los Angeles” for further details.

•        On March 13, 2024, HBNB was incorporated as a Cayman Islands company, formed for the purpose of making acquisitions and investments, with the objective of acting as the publicly traded holding company for its investee entities.

•        On March 13, 2024, Hotel101-Madrid progressed with two milestone activities on the same day as it conducted its groundbreaking ceremony and signed a construction contract with Ferrovial Construction, one of the largest construction companies in Spain.

•        On March 14, 2024, Hotel101-Madrid opened a marketing office in Calle de Lagasca, Barrio Salamanca, Madrid, Spain to launch pre-sales of units in Hotel101-Madrid to the European market.

•        On April 8, 2024, Hotel101 Global signed a definitive merger agreement with JVSPAC Acquisition Corporation, which was subsequently amended pursuant to the first amendment to the agreement and plan of merger agreement dated as of September 3, 2024. For further details, see “Proposal No. 1 — The SPAC Merger Proposal — The Business Combination — The Merger Agreement.”

•        On April 19, 2024, Hotel101 Global, in partnership with its engineering firms, Kamita Sekkei and Technocrew, and its contractor, Iwata Chizaki Inc., signed a commitment to create an environmentally forward Hotel101-Niseko that not only meets eco-efficient operational standards but also sets a benchmark for sustainability in the region. The structure of Hotel101-Niseko is designed to promote sustainability through green-inspired architecture and the use of technology that supports efficient and eco-friendly operations.

CORPORATE STRUCTURE

The following chart sets out the main subsidiaries and certain shareholders, affiliates and related parties of HBNB and Hotel101 Global as of the date of this proxy statement/prospectus.

DoubleDragon Corporation
(Listed on the Philippine Stock Exchange)
100%
Hotel101 Global Holdings Corp.
Cayman Islands
100%
DDPC Worldwide Pte. Ltd.
Singapore
30%
70.31%
15.82%
13.87%
Hotel101 Global Pte. Ltd.
Singapore
40%
Hotel of Asia, Inc.
Philippines
100%
Hotel101 Sales Pte. Ltd.
Singapore
100%
Hotel101 Marketing Japan GK
Japan
100%
Hotel101 Marketing HK Limited
Hong Kong
100%
Hotel101 EU SARL
Luxembourg
100%
Hotel101 Madrid SLU
Spain
100%
Hotel101 Spain Management SLU
Spain
100%
Hotel101 LA Holdings LLC
United States
100%
Hotel101 Los Angeles LLC
United States
100%
Hotel101 Japan Management Kabushiki Kaisha (Japan)
Hotel101 Japan One Pte. Ltd.
Singapore
100%
Hotel101 Japan Two Pte. Ltd.
Singapore
100%
Hotel101 Japan Two Pte. Ltd. – Japan Branch
Preferred Shares -
Preferred Shares -
50.1%
49.9%
Tokutei Mokuteki Kaisha Hotel101 Niseko (Japan)
100%
100%
Hotel101 Worldwide Private Limited
Singapore
Hotel101 Management Corp.
Philippines
100%
49.98%
CSI Hotels, Inc.
Philippines
Contemporain Development Corp.
Philippines
40%

OPERATIONS

The Hotel101 business includes the Hotel101 global operations of Hotel101 Global and the Hotel101 Philippine operations of Hotel101 Global’s material associate, HOA. HOA also operates Jinjiang Inn hotels and Injap Tower in the Philippines. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements.

As of June 30, 2024, Hotel101 Global’s and HOA’s operations included (i) through HOA, six operational hotels comprising of 1,482 hotel rooms, including two Hotel101-branded properties, Hotel101-Manila located in the Manila Bay Area near the Mall of Asia and Hotel101-Fort located in Bonifacio Global City, Taguig, and (ii) an aggregate of 5,758 hotel rooms under various stages of construction and planning and development comprising of (a) through Hotel101 Global, two hotels under construction, Hotel101-Niseko and Hotel101-Madrid, which are expected to have an aggregate of 1,162 hotel rooms, and one hotel under planning and development, Hotel101-Los Angeles, which is expected to have 622 hotel rooms, and (b) through HOA, three hotels under construction, including Hotel101-Davao, Hotel101-Cebu Mactan Airport and Hotel101-Libis, which are expected to have an aggregate of 1,769 hotel rooms, and five hotels under planning and development, which are expected to have an aggregate of 2,205 hotel rooms.

Below is a simplified map of operational Hotel101 hotels, Hotel101 hotels under various stages of construction and development and Hotel101 marketing offices as of December 31, 2024.3

MADRID, SPAIN
NISEKO, JAPAN
PHILIPPINES
BAGUIO CITY
MANILA, PASAY CITY
FORT BGC
LIBIS, QUEZON CITY
PALAWAN
BORACAY
CEBU CITY
BOHOL
DAVAO CITY
LOS ANGELES, USA
DUBAI
TAIPEI
HONG KONG
SINGAPORE
HOTEL101 PROJECTS
MARKETING OFFICES

____________

3        The Hotel101 hotels, Hotel101 hotels under various stages of construction and development and Hotel101 marketing offices in the Philippines are operated by Hotel101 Global’s material associate, HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements.

Hotel101

The asset light Hotel101 concept allows Hotel101 Global and Hotel101 Global’s material associate, HOA, to generate revenue and income twice from one project, first from the pre-selling of the condotel units and second from the long term-recurring revenue from hotel management operations after the project’s completion. HBNB aims to create one standard hotel product, which is consistent and dependable, in all of Hotel101 Global’s and HOA’s Hotel101 hotels globally. Hotel101’s signature standardized 21 sq.m. hotel unit, named the “happy room,” is functionally designed and purpose-built to deliver all essential functions of a hotel room.

Hotel101’s signature “Happy Room”

The operations under the Hotel101 concept include:

(i)     Greenfield hotel development — This involves the greenfield development of Hotel101 hotels with uniform units, which generally involves: (a) land acquisition, including site identification, market analysis, feasibility study, and acquiring land; and (b) project construction and development, including engaging general contractors on a turn-key basis to provide construction, building and property fit-out services and landscaping for each project in accordance with Hotel101 Global’s and Hotel101 Global’s material associate, HOA’s, standards and specifications for their respective Hotel101 projects.

Philippines

Hotel101 Global’s material associate, HOA, has two operational hotels in the Philippines, namely Hotel101-Manila, located in the Manila Bay Area, and Hotel101-Fort, located in Fort Bonifacio Global City, were completed in 2015 and 2023, respectively, and opened in June 2016 and July 2023, respectively.

HOA has seven Hotel101 hotels in the Philippines under various stages of development, which include:

•        Hotel101-Davao;

•        Hotel101-Cebu Mactan Airport;

•        Hotel101-Bohol;

•        Hotel101 Resort-Boracay Newcoast;

•        Hotel101-Palawan;

•        Hotel101-Libis; and

•        Hotel101-Baguio.

Global

Hotel101 Global has three Hotel101 hotels globally under various stages of development, which include:

•        Hotel101-Niseko;

•        Hotel101-Madrid; and

•        Hotel101-Los Angeles.

(ii)    Pre-sales — This involves the pre-sale of individual units in each Hotel101 hotel to Unit Owners, commencing from the hotel’s construction phase. Since the inception of Hotel101 Global’s material associate, HOA, to December 31, 2024, Hotel101 Global and HOA have contracted 2,386 rooms with an equivalent value of approximately $184 million.

The Unit Owners receive individual condominium titles and enter into agreements for the operation and management of their hotel unit(s) (the “Management Agreement”) with the relevant Hotel101 entity (the “Hotel Operator”).

On June 21, 2019, HOA inaugurated its Hotel101 sales lounge at the ground floor of DoubleDragon Plaza at DD Meridian Park, Bay Area, Pasay City, Philippines. The Hotel101 sales lounge houses a training center, various meeting and conference rooms, the “happy room” model unit, scale models of upcoming

Hotel101 projects and other discussion areas catering to Hotel101 buyers including Unit Owners. HOA leases the sales lounge from DD Meridian Park Development Corp., an affiliate. Hotel101 Global also leases marketing offices and showrooms in Singapore, Madrid (Spain), Dubai (UAE), Hong Kong and Taipei (Taiwan). Meanwhile, HOA leases a marketing office in Cebu, Philippines. See “— Business Strategies,” “— Recent Developments,” “Marketing and Sales — Pre-sales” and “— Properties — Other Properties” for further details.

(iii)   Hotel operation and management — This involves the operation and management of Hotel101 properties in accordance with the respective long-term Management Agreements, which each have a term ranging from 25 to 50 years from the commencement of hotel operations and is renewable for another 25 to 50 years at the sole option of the relevant Hotel Operator.

The gross room revenue of each Hotel101 hotel is shared between the relevant Hotel Operator and the relevant Unit Owners in accordance with the relevant Management Agreements, which generally provide that a portion of the total gross room revenues from the relevant hotel is to be equally divided among all the Unit Owners of such hotel (the “Revenue Share”) on a monthly basis, provided that each Unit Owner’s Revenue Share is net of applicable taxes. The Hotel Operator’s remaining share of the total gross hotel revenues covers all hotel operating expenses, repairs and maintenance, as well as any future renovations required.

Philippines

The current and future operational Hotel101 hotels of Hotel101 Global’s material associate, HOA, in the Philippines are managed by Hotel 101 Management Corporation, a wholly-owned subsidiary of HOA.

Global

Hotel101 Global’s global Hotel101 hotels will be managed by wholly-owned subsidiaries of Hotel101 Global. For example, Hotel101-Niseko will be managed by Hotel101 Japan Management KK, a Japanese corporation, while Hotel101-Madrid will be managed by Hotel101 Spain Management, S.L.U., a Spanish limited liability company. Both companies are wholly-owned subsidiaries of Hotel101 Global.

(iv)   Hotel101 App — Available on iOS and Android, the Hotel101 App currently facilitates hotel reservations, guest services and guest satisfaction feedback via its five-point ‘stay score’ functionality and offers promotions such as vouchers and loyalty programs, allowing Hotel101 to streamline hotel operations and enhance guest experience across its portfolio. Going forward, Hotel101 Global intends to develop the Hotel101 App to serve as its operational backbone, linking Unit Owners, hotel guests and operations teams at each hotel in a seamless ecosystem that supports both daily management and strategic initiatives. Hotel101 Global believes the Hotel101 App has the potential to consolidate the management of thousands of Hotel101 hotel units globally, providing an efficient and scalable system that integrates guest services and property management through a single application. The Hotel101 App roadmap also includes customer relationship management functionality to enhance guest satisfaction. For further details, see “— Business Strategies — Continuously improve technology to meet holistic global hotel management approach.” Hotel101 Global outsources the development, operation, update and maintenance of the Hotel101 App to a third-party contractor. See “Risk Factors — Risks Related to the Business and Operations of HBNB, Hotel101 Global and HOA — HBNB, Hotel101 Global and HOA rely on a third-party contractor for Hotel101 Global’s websites and the Hotel101 App.”

Hotel101 App — Contactless Check-in

Stay Happy
At Hotel 101
Ready to check-in?
Hotel 101 - Manila
Check- in
Wed Jun 14, 2022
Check-out
Fri Sep 15, 2022
Start your contactless stay here
Ready to Check in
Home
My Booking
My Stay
My Loyalty
Profile

9:41
Take a photo of your ID
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2
3
A valid government ID is required to access your digital key.
REPUBLIC OF THE PHILIPPINES
DEPARTMENT OF TRANSPORTATION
LAND TRANSPORTATION OFFICE
NON-PROFESSIONAL DRIVER'S LICENSE
DELA CRUZ, JUAN PEDRO GARCIA
PHL
M
1987/10/04
70
1.55
UNIT/HOUSE NO. BUILDING, STREET NAME,
BARANGAY, CITY/MUNICIPALITY
N03-12-123456
2022/10/04
N32
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BLACK
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EDGAR C. GALVANTE
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Prior to arrival, the Hotel101 App facilitates a fully contactless check-in process, allowing guests to confirm their booking and verify their identity.

Hotel101 App — My Stay Feature with Mobile Key and Room Requests

Hotel101 App — Feedback Feature Post Check-out

Hotel101 App — Unit Owner Free Stay Vouchers

Jinjiang Inn and Injap Tower

CSI Hotels, Inc., a 50%-owned subsidiary of Hotel101 Global’s material associate, HOA, is the Philippines’ master franchisee of the “Jinjiang Inn” brand, one of the largest hotel brands in Asia, with three hotels in operation in Ortigas and Makati, Metro Manila and Boracay as of June 30, 2024.

HOA also operates Injap Tower, a 21-storey 194-room condotel located in Iloilo City.

Hotel 101 Management Corporation, a wholly-owned subsidiary of HOA, operates all of HOA’s operational hotels in the Philippines, including Jinjiang Inn-Ortigas, Jinjiang Inn-Makati, Jinjiang Inn-Boracay Station 1 and Injap Tower.

HOTELS

Operational Hotels

The table below provides the breakdown of the number of rooms for each of the operational hotels of Hotel101 Global’s material associate, HOA, as of June 30, 2024:

Hotel	Number of Rooms
Hotel101-Manila	518
Hotel101-Fort	606
Jinjiang Inn-Makati	59
Jinjiang Inn-Ortigas	95
Jinjiang Inn-Boracay Station 1	10
Injap Tower	194
Total	1,482

Hotel101

The “Hotel101” brand was created primarily to be an alternative accommodation, with services and facilities that address the needs of a fast-paced leisure and business environment. Following the success of Hotel101’s prototype “one room” Hotel101-Manila,4 with over seven years of operation in the Philippines, Hotel101 has been positioned into an asset-light, prop-tech hospitality business platform with plans to disrupt the global hospitality industry by combining its pioneering, self-funding business model with its signature globally standardized “one room” concept. Because each of Hotel101 Global and Hotel101 Global’s material associate, HOA, pre-sells the rooms and generally does not own the underlying asset, each of Hotel101 Global and HOA earns revenue from inventory owned by third parties. Through its purpose-built portfolio of standardized rooms, Hotel101 Global and HOA deliver a consistent, high-value, branded hospitality experience and is able to manage and scale their businesses with high levels of efficiency. Hotel101 Global has commenced the global expansion of its Hotel101 operations with its first three Hotel101 projects in Niseko, Japan, Madrid, Spain and Los Angeles, United States.

Hotel101 Global aims to establish a global footprint in 100 countries over the long term, with an initial 25 identified priority countries for the medium term, and to increase Hotel101 rooms under management to become one of the top hotel brands globally in the long term.

____________

4        Hotel101-Manila is operated by Hotel101 Global’s material associate, HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements.

Hotel101-Manila

Hotel101-Manila, the first Hotel101-branded hotel, commenced operations on February 18, 2016 and is located in the Manila Bay Area, only a few blocks from the Mall of Asia, the largest mall in the Philippines and one of the largest malls in Asia. Hotel101-Manila has a gross floor area of 22,862.29 sq.m. across 14 floors and offers 518 uniformly sized rooms, a spacious lobby, where guests can relax, conduct business, or meet with friends, as well as a swimming pool, kiddie pool and outdoor jacuzzi, which opens to the famous Manila Bay sunset. Located on the ground floor is its restaurant Amico, which serves breakfast buffet, and offers a la carte lunch and dinner, serving international cuisines.

Hotel101-Manila is a condotel concept, with units sold to third party Unit Owners under condominium titles, and subject to a management and revenue sharing agreement entered into with Hotel 101 Management Corporation, a wholly-owned subsidiary of Hotel101 Global’s material associate, HOA. Title over the land of Hotel101-Manila is registered in the name of HOA.

HOA’s operations received an average group score of 8.6 at Booking.com’s 2024 Traveler Review Awards and were awarded Trip.com Group’s 2023 Top Engaged Hotel Chain. Hotel101-Manila was awarded Tripadvisor’s 2021 Traveler’s Choice Award and was the winner of Top 3-Star Hotels in Metro Manila category by Expedia and Ctrip 2019 Golden Dolphin Award for Service Excellence. In 2018, Booking.com ranked Hotel101-Manila as the #1 Most Booked Hotel in Pasay City among its peers, and #2 Most Booked Hotel in the entire Metro Manila against 2,929 other hotels. Hotel101-Manila was also Expedia’s 2018 awardee for Most Booked Hotel in all of Metro Manila.

Hotel101-Manila offers rooms at a rack rate of ₱8,000, and recorded an average occupancy rate of 86.18% for 2023, compared to an average occupancy rate of 71.60% for 2022. Hotel101-Manila recorded an average occupancy rate of 88.01% for the six months ended June 30, 2024, compared to an average occupancy rate of 83.55% for the six months ended June 30, 2023.

Hotel101-Fort

Hotel101-Fort, the second Hotel101-branded hotel, commenced operations on July 31, 2023 and is located in Bonifacio Global City, Taguig, the Philippines. Hotel101-Fort added 606 rooms to the portfolio of Hotel101 Global’s material associate, HOA, and features a three-level podium with commercial areas on the ground and second floor levels reserved for specialty retail shops and residents. The third level of the podium houses amenities including a gym, spa, infinity pool, conference rooms, all-day dining and lounges.

Similar to Hotel101-Manila, Hotel101-Fort is a condotel concept, with units sold to third party Unit Owners under condominium titles, and subject to a management and revenue sharing agreement entered into with Hotel 101 Management Corporation, a wholly-owned subsidiary of HOA. Title over the land of Hotel101-Fort is registered in the name of HOA.

Hotel101-Fort offers rooms at a rack rate of ₱9,000, and recorded an average occupancy rate of 59.64% for the fourth quarter of 2023 and an average occupancy rate of 72.91% for the six months ended June 30, 2024.

Jinjiang Inn

CSI Hotels, Inc., a 50%-owned subsidiary of HOA, is the master franchisee of the “Jinjiang Inn” brand in the Philippines. Jinjiang Inn is a PRC-based hotel operator with one of the largest hotel portfolios in Asia. Through the master franchise agreement, CSI Hotels, Inc. receives the right to operate the Jinjiang Inn brand in the Philippines. The first Jinjiang Inn in the Philippines was opened in September 2015 and is located along San Miguel Ave. in Ortigas, Pasig City, Metro Manila, Philippines. Jinjiang Inn-Ortigas has a gross floor area of 4,565.22 sq.m. on six floors. The hotel offers 95 rooms including five business suites, with a dimension of 23 sq.m. to 56 sq.m., with known necessities to travelers. All rooms are complete with 46” LCD TV, mini bar, in-room safe, laundry services, and an en-suite bathroom, complete with toiletries and bath robes. Its facilities include three meeting rooms, good for six to 14 persons, and a business kiosk. Its restaurant, Five Spice Asian Bistro, serves Asian fusion cuisine and services buffet breakfast, a la carte lunch and dinner, and can also host banquet functions for up to 50 people.

The second Jinjiang Inn was opened in August 2016 and is located along Pasay Road in Makati City, Metro Manila, Philippines. Jinjiang Inn-Makati has a gross floor area of 3,672.74 sq.m. across four floors. The hotel offers 59 rooms, as well as a spacious and elegant lobby. In addition to other modern conveniences, the hotel also has a business kiosk to help guests with their online needs. All rooms are well-appointed with fixtures and amenities comparable to deluxe class hotels. Located on the ground floor is the hotel’s Choi Garden Seafood Restaurant, which serves authentic Chinese cuisine and uses quality ingredients in its dishes.

Jinjiang Inn-Boracay Station 1 has 10 rooms, and is ideally located near White Beach Station 1. Jinjiang Inn-Boracay Station 1 is a 3-star hotel, which features a restaurant, spacious air-conditioned rooms and a terrace. The site for Jinjiang Inn-Boracay Station 1 is covered by a contract of lease, under which HOA leases a 548.8 sq.m. space located at Balabag, Boracay Island, Malay, Aklan, Philippines, which lease was extended until September 28, 2025.

Jinjiang Inn-Ortigas offers rooms at a rack rate of ₱5,500, with an occupancy rate of 82.85% for 2023, compared to an average occupancy rate of 72.59% for 2022. Jinjiang Inn-Ortigas recorded an average occupancy rate of 83.08% for the six months ended June 30, 2024, compared to an average occupancy rate of 80.87% for the six months ended June 30, 2023. Jinjiang Inn-Makati offers rooms at a rack rate of ₱7,000 with an average occupancy rate of 77.84% for 2023, compared to an average occupancy rate of 65.48% for 2022. Jinjiang Inn-Makati recorded an average occupancy rate of 88.61% for the six months ended June 30, 2024, compared to an average occupancy rate of 79.96% for the six months ended June 30, 2023. Jinjiang Inn-Boracay Station 1 offers rooms at a rack rate of ₱9,000, with an average occupancy rate of 63.69% for 2023, compared to an average occupancy rate of 52.06% for 2022. Jinjiang Inn-Boracay Station 1 recorded an average occupancy rate of 65.21% for the six months ended June 30, 2024, compared to an average occupancy rate of 74.51% for the six months ended June 30, 2023.

Hotel101 Global’s material associate, HOA, intends to expand its Jinjiang Inn hotels through both the development of HOA-owned properties and the sub-franchising thereof.

Injap Tower

Injap Tower is a 21-storey commercial and condotel tower located along West Diversion Road in Iloilo City, Metro Manila, Philippines. Situated across from SM Iloilo, the tower is Iloilo’s first high-rise building as well as the tallest building in Western Visayas. Injap Tower features two commercial units on the ground floor, multi-level parking, and 194 fully furnished condotel units. Amenities and facilities of the tower include a swimming pool, 24-hour security, four elevators, several retail shops and the Horizon Café on the top floor.

Similar to Hotel101, Injap Tower adopts a condotel concept, whereby rooms are sold to third party unit buyers. Injap Tower Hotel commenced operations on July 1, 2014, with a gross floor area of 10,952.77 sq.m. It has 21 floors with 194 rooms available. Injap Tower Hotel offers rooms at a rack rate of ₱5,000 and had an average occupancy rate of 63.87% and 69.55%, respectively, for 2023 and the six months ended June 30, 2024.

Future Hotel Developments

Below is a list of hotels for future development of Hotel101 Global and Hotel101 Global’s material associate, HOA, as of June 30, 2024.

Project	Expected Number of Rooms	Status as of June 30, 2024	Expected Commercial Operations Date/ Completion Date
Hotel101-Davao(2)	519	Under construction – construction was 99.78% complete	First half of 2025
Hotel101-Cebu Mactan Airport(2)	548	Under construction – construction was 87.90% complete	First half of 2025
Hotel101-Libis(2)	702	Under construction – construction was 19.65% complete	2026
Hotel101-Niseko(1)	482	Under construction – construction was 3.32% complete	December 2026
Hotel101-Madrid(1)	680	Under construction – construction was 4.64% complete	Fourth quarter of 2025
Hotel101-Palawan(2)	451	Under planning and development	—
Hotel101-Bohol(2)	502	Under planning and development	—
Hotel101 Resort-Boracay Newcoast(2)	1,001	Under planning and development	—
Hotel101-Baguio(2)	156	Under planning and development	—
Hotel101-Los Angeles(1)	622	Under planning and development	—
Jinjiang Inn-Boracay Newcoast(2)	95	Under planning and development	—
	5,758

____________

Notes:

(1)      A project of Hotel101 Global.

(2)      A project of Hotel101 Global’s material associate, HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements.

Hotels Under Construction

The table below provides the breakdown of the expected number of rooms for each of the Hotel101 projects of Hotel101 Global and Hotel101 Global’s material associate, HOA, under construction as of June 30, 2024:

Project	Number of Rooms
Hotel101-Davao(2)	519
Hotel101-Cebu Mactan Airport(2)	548
Hotel101-Libis(2)	702
Hotel101-Niseko(1)	482
Hotel101-Madrid(1)	680
Total	2,931

____________

Notes:

(1)      A project of Hotel101 Global.

(2)      A project of Hotel101 Global’s material associate, HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements.

Hotel101-Davao

Hotel101-Davao, the third Hotel101-branded hotel of Hotel101 Global’s material associate, HOA, in the Philippines, is located on a prime property at Eco West Drive and is poised to be the biggest hotel in Mindanao, Philippines in terms of room count. Designed to accommodate diverse types of guests and travelers, Hotel101-Davao will feature back-to-back commercial and retail shops for a more upscale hospitality experience. Hotel101-Davao is expected to have 519 hotel rooms, a commercial and retail strip, and facilities to cater convention. Hotel101-Davao is currently under construction and is expected to be operational by the first half of 2025. As of June 30, 2024, construction of Hotel101-Davao was 99.78% completed.

Hotel101-Cebu Mactan Airport

On March 25, 2019, Hotel101 Global’s material associate, HOA, entered into a joint venture agreement with Federated Realty Corp. of the U-Bix Group to develop the fourth Hotel101-branded hotel in the Philippines, Hotel101-Cebu Mactan Airport. Hotel101-Cebu Mactan Airport, with its planned 548 rooms, is expected to be one of the largest airport hotels in terms of room number in the Philippines and is being constructed on a 5,493 sq.m. prime commercial lot located along the Cebu Mactan International Airport Road. Hotel101-Cebu Mactan Airport is expected to have a convention centre and a commercial strip. Hotel101-Cebu Mactan Airport is currently under construction and is expected to be operational by the first half of 2025. As of June 30, 2024, construction of Hotel101-Cebu Mactan Airport was 87.90% completed. As of October 10, 2024, the building structure and topmost floor of Hotel101-Cebu Mactan Airport was completed.

Hotel101-Libis

On December 9, 2019, Hotel101 Global’s material associate, HOA, secured the site for Hotel101-Libis. Hotel101-Libis, with its planned 702 rooms, each being Hotel101’s standardized signature 21 sq.m. “happy room,” is expected to be the largest hotel in terms of room count in Quezon City, Philippines and will be constructed on a 2,547 sq.m. prime titled commercial lot across the upcoming Robinsons Land Corp.’s Opus Mall shopping center within the Bridgetowne District. Hotel101-Libis’ facilities are expected to include a gym and an outdoor infinity pool, all-day dining, business center and function rooms. Hotel101-Libis is currently under construction and is expected to be completed by 2026. As of June 30, 2024, construction of Hotel101-Libis was 19.65% completed.

Hotel101-Libis, together with Robinsons DoubleDragon Square (a joint venture of HOA and Robinsons Land Corp.), will form part of the integrated development of Bridgetowne township, a mixed-use real estate development spanning the border of Pasig City and Quezon City of Metro Manila in the Philippines, which features residential condominiums, office buildings, shopping centres and a 5-star hotel. The township also features a one-hectare park, an iconic public art installation and a transport terminal.

Hotel101-Niseko

On June 30, 2022, DDPC Worldwide Pte. Ltd. and Hotel101 Worldwide Pte. Ltd. entered into a real estate sales contract with a seller for the acquisition of a parcel of land of approximately 9,000 sq.m. in Hokkaido Prefecture, Japan. The real estate sales contract was subsequently assigned by DDPC Worldwide Pte. Ltd. and Hotel101 Worldwide Pte. Ltd. to TMK Hotel101 Niseko on September 2, 2022. The purchase price under the real estate sales contract was paid on September 30, 2022.

Hotel101 Global expects to develop its first international Hotel101 development, named Hotel101-Niseko on such acquired land. In August 2023, Hotel101 Global signed a construction agreement with Iwata Chizaki Inc., a major Japanese contractor that constructed Chitose International Airport in Sapporo, Hokkaido Prefecture, Japan, and is in the process of obtaining new building permits for the new development layout to maximize space usage. Hotel101-Niseko is expected to have 482 rooms, and is expected to generate pre-selling sales revenue as a hybrid condotel project as well as long term recurring revenue from the hotel operation. Hotel101-Niseko is currently under construction and is expected to be completed by December 2026. As of June 30, 2024, construction of Hotel101-Niseko was 3.32% completed.

An imagined “Happy Room” in Hotel101-Niseko

On April 19, 2024, Hotel101 Global, in partnership with its engineering firms, Kamita Sekkei and Technocrew, and its contractor, Iwata Chizaki Inc., signed a commitment to create an environmentally forward Hotel101-Niseko that not only meets eco-efficient operational standards but also sets a benchmark for sustainability in the region. The structure of Hotel101-Niseko is designed to promote sustainability through green-inspired architecture and the use of technology that supports efficient and eco-friendly operations. On August 9, 2024, Hotel101-Niseko became the first hotel project in Niseko, Hokkaido Prefecture, Japan to secure a Comprehensive Assessment System for Built Environment Efficiency (“CASBEE”) certification, which is a Japanese framework for evaluating the environmental performance of buildings and built environments. CASBEE-certified projects are projects that have met specific standards on sustainability and efficiency. Through Hotel101-Niseko, Hotel101 Global aims to provide an eco-friendly hospitality experience that aligns with the environmental values of guests and meets the rigorous sustainability standards set by the local community.

Hotel101-Niseko is located in Hokkaido Prefecture, Japan, and targets domestic travelers in Japan and foreign tourists from other countries, including, in particular, Filipino travelers who visit Hokkaido.

Hotel101-Madrid

On October 31, 2023, Hotel101 Global, through Hotel101 Madrid, S.L.U., fully paid for the acquisition of the 6,593 sq.m. parcel of prime land in Madrid, Spain and received all the pertinent executed land purchase documents in relation thereto. Hotel101 Global expects to develop its second international Hotel101-branded development, named Hotel101-Madrid, on such acquired land, which is expected to have approximately 680 rooms. Hotel101-Madrid is expected to generate pre-selling sales revenue as a hybrid condotel project as well as long term recurring revenue from the hotel operation, and seeks to benefit from the high real estate investment demand in Madrid.

On March 13, 2024, Hotel101-Madrid progressed with two milestone activities on the same day as it conducted its groundbreaking ceremony and signed a construction contract with Ferrovial Construction, one of the largest construction companies in Spain. Hotel101-Madrid is expected to be completed by the fourth quarter of 2025. As of June 30, 2024, construction of Hotel101-Madrid was 4.64% completed. Hotel101-Madrid is expected to become one of the largest hotels in Madrid, Spain in terms of room count. In December 2024, Hotel101-Madrid received LEED pre-certification.

Hotel101-Madrid is located along Avenida Fuerzas Armadas, Valdebebas, Madrid, Spain, which is surrounded by major landmark buildings. Hotel101-Madrid is within walking distance to the Valdebebas Train Station, the IFEMA convention complex, one of the largest and busiest international trade exhibition hall in Madrid, and the Real Madrid sports center. It is within close vicinity to the new Madrid Barajas International Airport, and is expected to overlook a section of the track of the new Madrid Formula 1 circuit. Hotel101-Madrid targets domestic travelers in Spain, attendees, organizers and support staff of conferences, trade shows, exhibitions and other events held at the IFEMA convention complex and foreign tourists from other countries, including, in particular, Filipino travelers who visit Madrid.

Hotels Under Planning and Development

Hotel101

The table below provides the breakdown of the expected number of rooms for each of the Hotel101 projects in the planning and development stage as of June 30, 2024:

Project	Number of Rooms
Hotel101-Los Angeles(1)	622
Hotel101-Palawan(2)	451
Hotel101-Bohol(2)	502
Hotel101 Resort-Boracay Newcoast(2)	1,001
Hotel101-Baguio(2)	156
Total	2,732

____________

Notes:

(1)      A project of Hotel101 Global.

(2)      A project of Hotel101 Global’s material associate, HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements.

In the Philippines, Hotel101 Global’s material associate, HOA, intends to expand its Hotel101 operations to Boracay, Bohol, Palawan and Baguio, which is expected to have a total of 2,110 rooms. HOA has secured the sites for these projects, which are currently in the planning and development stage.

Globally, Hotel101-Los Angeles is expected to have a total of 622 rooms. Hotel101 Global, through Hotel101 Los Angeles LLC, has secured the site for Hotel101-Los Angeles, which is currently in the planning and development stage.

Hotel101-Palawan

Hotel101-Palawan is located at Barangay New Agutaya, San Vicente, Palawan, Philippines, in the northeastern part of the San Vicente Airport. This Hotel101-branded hotel of Hotel101 Global’s material associate, HOA, is expected to have 451 rooms in an 8,164.2 sq.m. beach front property. Hotel101-Palawan is currently in the planning and development stage.

Hotel101-Bohol, Hotel101 Resort-Boracay Newcoast

Hotel101-Bohol is one of the strategically located projects of Hotel101 Global’s material associate, HOA, comprising a total area of 4,813 sq.m. Located at Barangay Libaong, Panglao, Bohol, Philippines and falling within the vicinity of the Panglao airport, the condotel project is expected to have 502 rooms and a commercial and retail strip. Hotel101-Bohol is currently in the planning and development stage.

On February 1, 2018, HOA announced its joint venture with Newcoast South Beach, Inc. and Boracay Lighthouse 17 Realty Inc. for the development of Hotel101 Resort-Boracay Newcoast, which is expected to have 1,001 rooms and become the biggest hotel in the Philippines in terms of room count. The project is expected to be located on a two-hectare beachfront property in Boracay.

Hotel101 Resort-Boracay Newcoast is expected to support environmentally-friendly operations and adopt sustainable practices to reduce and reuse energy, waste and water, consistent with the sustainability efforts and green initiatives of Boracay Newcoast, which include the use of electric jeepneys, solar-powered streetlamps, flood-free drainage systems, and the implementation of its own waste segregation programme. Specific areas of Hotel101 Resort-Boracay Newcoast are expected to be powered by solar panels, equipped with a rainwater harvesting system and be a LEED certified development. Hotel101 Resort-Boracay Newcoast is expected to have its own material recovery facility for waste recycling along with its own sewage treatment plant that converts used water to water for irrigation purposes and fire reserves.

Hotel101 Resort-Boracay Newcoast is expected to have amenities such as room suites with balconies, expansive retail and food and beverage offerings, pool and outdoor deck, a business centre, meeting rooms and a function hall.

The sites for Hotel101-Bohol and Hotel101 Resort-Boracay Newcoast are the subject of two Memorandum of Agreements executed by HOA in 2017. Ownership over the Hotel101-Bohol site will be transferred upon delivery by HOA of the agreed consideration to the landowner. The land where Hotel101 Resort-Boracay Newcoast will be built will be transferred to Newcoast South Beach Inc. (“NSI”) pursuant to its contract to sell with Global-Estate Resorts, Inc. and Oceanfront Properties Inc., and which will eventually be the joint development vehicle that will develop a condominium building in Boracay Newcoast, Boracay Island, Malay, Aklan. Under the agreements with HOA, the shareholders of NSI will contribute the land for the Hotel101 Resort-Boracay Newcoast project while HOA shall infuse capital that will allow it to acquire 61.9% interest in the NSI, with current NSI shareholders retaining 38.1% of the joint development vehicle.

As of December 2024, the deeds of absolute conveyance for the site comprising a total area of 4,813 sq.m on which Hotel101-Bohol is expected to be located have been executed and such land has been transferred to HOA.

Hotel101-Baguio

In May 2022, Hotel101 Global’s material associate, HOA, acquired the land for Hotel101-Baguio, which is a 1,223 sq.m. lot located in Baguio, Philippines. As of June 30, 2024, Hotel101-Baguio was in the planning and development stage and is expected to contribute 156 hotel rooms to HOA’s portfolio.

Hotel101-Los Angeles

On September 27, 2023, Hotel101 Global, through Hotel101 Los Angeles LLC, entered into a Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate (the “Original Agreement”) for the acquisition of a 3,647 sq.m. lot of land in the Westlake North District of Los Angeles, California, U.S. (the “Los Angeles Property”), which was amended on November 13, 2023 (the “First Amendment”), November 21, 2023 (the “Second Amendment”) and November 12, 2024 (the “Third Amendment,” and together with the Original Agreement, the First Amendment and the Second Amendment, the “Los Angeles Property Acquisition Agreement”). On December 4, 2024, Hotel101 Los Angeles LLC fully paid for and acquired the Los Angeles Property pursuant to the Los Angeles Property Acquisition Agreement. Hotel101 Global expects to develop its third international Hotel101-branded development, named Hotel101-Los Angeles, on such land. Hotel101-Los Angeles is expected to have 622 rooms, subject to entitlement and zoning approval, and is expected to generate pre-selling sales revenue as a hybrid condotel project.

The site for Hotel101-Los Angeles is located in the Westlake North District of Los Angeles, which is a five-minute drive from downtown Los Angeles and a 20 minute-drive from the Los Angeles International Airport. Hotel101-Los Angeles targets domestic travelers in the United States and foreign tourists from other countries, including, in particular, Filipino travelers who visit Los Angeles.

Jinjiang Inn

Hotel101 Global’s material associate, HOA, also intends to develop a Jinjiang Inn hotel in Newcoast Boracay, which is expected to have 95 rooms. HOA has secured the site for this project, which was in the planning and development stage as of June 30, 2024.

On July 23, 2019, HOA acquired a 1,787 sq.m. property located at the Town Center North Boutique Hotel District of Boracay Newcoast Integrated Tourism Estates in Barangay Yapak, Boracay Island, Malay, Aklan. Adjacent to the Shophouse District of Town Center North and located directly behind HOA’s Hotel101 Resort-Boracay Newcoast, Jinjiang Inn-Boracay Newcoast is expected to house 95 rooms to accommodate local and foreign guests.

MARKETING AND SALES

Pre-sales

Each of Hotel101 Global and HOA is continuing to establish marketing offices globally in preparation for the pre-selling activities of the next Hotel101 projects of HOA in Boracay, Bohol, Palawan and Libis in the Philippines and, of Hotel101 Global, in Niseko, Japan, and Madrid, Spain.

Each of Hotel101 Global and HOA has opened and intends to continue opening marketing offices in strategic jurisdictions where it has existing Hotel101 projects or intends to have Hotel101 projects at some point in the future. As of December 31, 2024, Hotel101 Global had operational marketing offices in Singapore, Madrid (Spain), Niseko (Japan) and Hong Kong and executed leases for marketing offices in Dubai (UAE) and Taipei (Taiwan).

Hotel101 Global
Hong Kong
Marketing Office
HOTEL
101
GLOBAL
HOTEL
101
NISEKO

Marketing Office in Hong Kong

Hoteles de Gran Formato en el Segmento de

Marketing Office in Madrid, Spain

Each of Hotel101 Global and HOA also engages third-party brokers and marketing agents to promote, market and facilitate the sale of Hotel101 units. For example, H2 Christie’s International Real Estate has been appointed as the sole principal sales and marketing agency, with the ability to appoint sub-agents, for Hotel101-Niseko while multiple agents, including BAFRE Gestión y Servicios Inmobiliarios, S.L., have been appointed as non-exclusive agents for Hotel101-Madrid. In addition, individual brokers and marketing agents are appointed through Hotel101’s broker accreditation program for licensed agents and brokers, marketing partner agreements and other similar programs. These third-party brokers and marketing agents receive a sales commission for each completed sale of a hotel unit.

The marketing offices of each of Hotel101 Global and HOA serve as venues for not only marketing events but also the orientation and onboarding of its agents. The marketing offices are also an ideal venue to introduce Hotel101’s unique business model to potential joint venture partners and franchisees, contributing to the Hotel101 brand equity.

Hotel Operations

HOA

The marketing strategies and promotion activities of Hotel101 Global’s material associate, HOA, are aimed at increasing awareness and engagement across its hotels and driving increased traffic to the Hotel101, Jinjiang Inn and Injap Tower hotel websites as well as its sales platforms across various channels, broadening guest engagement and raising the aided and non-aided awareness of its hotel portfolio. HOA adapts its marketing strategies and promotion activities to attract new guests and increase its repeat guests and leverages different marketing channels depending on its target audience.

HOA’s marketing strategy include the following initiatives:

Strategy	Media	Description
Social media integration	• TripAdvisor • Facebook • X • Instagram • LinkedIn • Viber Community

•   Accommodation bookable direct from selected online portals such as TripAdvisor, one of the world’s largest online traveller communities.

•   Dedicated Facebook, Instagram, X and LinkedIn pages and accounts and Viber Community with promotions and regular updates.

Strategy	Media	Description
Booking channel marketing	• Online travel agencies (“OTAs”) • Search engines

•   Accommodation pricing is searchable on Google and other booking channels, including Agoda, Booking.com, Trip.com, and Expedia.

•   Cooperation with OTAs in co-organizing flash discounts and promotions to boost visibility and reach through search engine marketing and campaign promotions reaching international markets.

Direct website and app development and management	• Individual hotel desktop and mobile sites • Hotel101 App	• Information portals and platforms that provide hotel reservation services and promotional programs, including vouchers, points and loyalty perks programs.
Celebrity engagement	• Social media such as Instagram

•   To sponsor various celebrity and influencer visits to Hotel101 hotels, such as beauty pageants, sports events, and trade conferences. Targeted celebrities are Filipino, which align with Hotel101’s guest mix.

Booking Channels

HOA offers its hotel rooms directly through its hotel websites, the Hotel101 App (for Hotel101 hotel bookings), to corporate accounts, to traditional travel agents (“TTAs”), to tour operators on a wholesale basis, or to individuals. In addition, indirect hotel booking channels, such as OTA platforms and other intermediaries, are also key customer acquisition channels.

OTAs

HOA mainly receives individual bookings from international markets through OTAs, primarily Expedia, Booking.com, Agoda and Trip. HOA works with some of the largest OTAs with unique strengths in the travel supply chain, a wide customer reach, strong membership loyalty programs and advanced technologies, which enables HOA to benefit from the growing prevalence of OTAs.

OTAs encourage collaborative promotions to boost visibility and reach through search engine marketing and campaign promotions reaching international markets. OTAs also issue email or mobile notifications to remind customers to complete their booking or revisit their previous searches. These initiatives enable OTAs, and by extension, HOA, to market its hotel offerings automatically under prescribed algorithms, without requiring potential guests to proactively request such information.

TTAs

TTAs are offline travel agents typically with physical retail operations. HOA does not allocate or wholesale its hotel rooms to TTAs. Each booking through TTAs is a back-to-back order from the end-guest. The growing prevalence of OTAs in recent years has diminished the importance of TTAs, especially among the younger generation of travelers.

Direct Booking Channels

HOA’s direct booking channels are less susceptible to changing landscape in the tourism market as there are no outgoing commission on such bookings. HOA also “owns” the relationships with guests that book through its direct booking platforms and such direct guest access enables HOA to proactively respond to their needs. HOA’s direct booking channels include the following:

•        Websites — This channel consists of bookings made on HOA’s desktop or mobile websites, including its Hotel101, Jinjiang Inn and Injap Tower websites.

•        Hotel direct — This channel consists of bookings made directly with HOA’s hotels, including bookings from governmental agencies, corporations (such as infrastructure contractors) and individuals. HOA also receives reservations for attendees of beauty pageants, such as the Miss Philippines Earth competition, concerts, meetings, incentives, conferences, and exhibitions and banquets, through this channel. HOA also enters into sales agreements with certain corporate customers under which offer static pricing based on seasonality.

•        Hotel101 App — This channel consists of bookings made through Hotel101 Global’s proprietary Hotel101 App. The Hotel101 App adopts dynamic pricing on its room rates similar to airline tickets where its room price moves up and down depending on the real time supply and demand on the chosen date of booking.

Bookings made through HOA’s direct booking channels are paid prior to or upon check-out. Certain corporate customers are generally given a credit term of 30 to 60 days.

Hotel101 Global

Hotel101 Global intends to adopt similar marketing strategies and promotion activities for Hotel101 hotels that become operational in the future.

Hotel Guest Satisfaction

HOA

Hotel101 Global’s material associate, HOA, carries out guest satisfaction surveys in its operating Hotel101 hotels and through its ‘stay score’ system in the Hotel101 App, which prompts guests to rate their stay on a five-point scale after checking out. HOA uses guest feedback as a tool to facilitate excellent service as well as for the improvement and further development of its offerings. HOA’s guest satisfaction level is high and has had a positive development over the years. The key drivers are service trainings, continuous investments in asset enhancement and maintenance and product development, elements that are all appreciated by HOA’s guests.

HOA relies on guest satisfaction surveys and online reviews to constantly improve its offering and services through addressing constructive guest feedback and reviewing the comments and reviews posted on online platforms, such as TripAdvisor, Facebook, Agoda, Booking.com, Trip.com, and Google reviews. HOA also has an established complaint handling system with a dedicated customer service department to address any guest concerns as and when required. Customer reviews and complaints are reported to management on a regular basis and used for staff training to avoid similar incidents in the future. HOA also monitors the quality of its facilities and services in its hotels on a regular basis to ensure timely maintenance.

Hotel101 Global

Hotel101 Global intends to establish similar guest satisfaction information systems and guest experience management processes for Hotel101 hotels that become operational in the future.

COMPETITION

The hotels of each of Hotel101 Global and Hotel101 Global’s material associate, HOA, cater to the mid-level value-oriented market and compete with other three-star hotels and alternative sources of accommodation, such as short-term lets of private property, within the areas where each of Hotel101 Global and HOA has current and planned operations, such as, in respect of HOA, the Manila Bay Area, Makati City, Bonifacio Global City, Taguig and Ortigas Center in the Philippines and, in respect of Hotel101 Global, Hirafu, Niseko, Hokkaido Prefecture, Japan, Valdebebas, Madrid, Spain, Westlake North District of Los Angeles, California, United States, and other global Hotel101 sites.

The Hotel101 concept is also positioned as an alternative real estate investment to titled apartment condominiums that people buy with the intention to lease out or enroll the asset in short term rental platforms. The Hotel101 concept, while similar to existing short-term apartment rental websites and application platforms in the sense that its inventory is owned by third-party Unit Owners, is distinct in the sense that Hotel101 offers uniform predictability of offering and consistency of quality.

SUPPLIERS

Each of Hotel101 Global and Hotel101 Global’s material associate, HOA, has a broad base of contractors, third-party brokers and marketing agents, suppliers and providers of materials and services and is not dependent on any one contractor, supplier or provider for its construction and development activities, pre-selling activities and hotel operations, as the case may be. HBNB believes that the materials and services required for the activities and operations of each of Hotel101 Global and HOA can be easily sourced in the market, and therefore each of Hotel101 Global and HOA is not, nor does HBNB expect any of Hotel101 Global and HOA to be, dependent upon one or a limited number of contractors for construction and development activities, third-party brokers and marketing agents for its respective pre-selling activities or suppliers or providers for its respective essential raw materials or any other items. Each of Hotel101 Global and HOA has adopted a policy on the accreditation and selection of suppliers and contractors through bidding.

The principal raw materials of each of Hotel101 Global and HOA for its construction and development activities are steel and cement. Contracts between each of Hotel101 Global and HOA and its contractors or suppliers contain warranties for quality and requirements for timely completion. In the event of delay or poor quality of work, the contractor or supplier may be liable to pay Hotel101 Global or HOA, as the case may be, a penalty. Each of Hotel101 Global and HOA has not had any material disputes with any of its contractors or suppliers. Each of Hotel101 Global and HOA generally uses a standard form fixed-price turnkey contract for both its general and specialty construction contractors.

While Hotel101 Global entered into a partnership agreement with Emma — The Sleep Company (“Emma Sleep”) in May 2023 for Emma Sleep to be the official mattress provider to all upcoming Hotel101 projects globally, Hotel101 Global believes that mattresses can be easily sourced in the market and does not expect that its hotel operations will be dependent on Emma Sleep. When practical, each of Hotel101 Global and HOA outsources certain manpower for its hotels, such as housekeeping, janitorial, maintenance, and security services, to reputable third-party service providers on an annual contractual basis. These contracts can usually be terminated at any time, such as if the contractor fails to perform at an acceptable level.

CUSTOMERS

The customers of Hotel101 Global and Hotel101 Global’s material associate, HOA, include (1) Unit Owners that purchase individual units in Hotel101 hotels and enter into long-term hotel management agreements with Hotel101 Global and Hotel101 Global’s material associate, HOA, as applicable, and (2) individuals, corporations and governmental agencies that purchase stays in the hotels of Hotel101 Global and Hotel101 Global’s material associate, HOA. Hotel101 Global expects its customers for Hotel101 hotels that become operational in the future will include domestic travelers in the country in which the Hotel101 hotel is located and foreign tourists from other countries, including, in Filipino travelers familiar with the Hotel101 experience.

CORPORATE INFORMATION

HBNB (Hotel101 Global Holdings Corp.) is an exempted company with limited liability incorporated under the laws of the Cayman Islands on March 13, 2024. Hotel101 Global (Hotel101 Global Pte. Ltd.) is a private company limited by shares incorporated under the laws of Singapore on July 28, 2022. The mailing address of our principal executive office is 20 Cecil Street #04-03, Plus Building Singapore 049705, our telephone number is +65 6513 8565 and our website is https://hotel101global.com/. Information contained on our website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained on our website to be part of this proxy statement/prospectus.

MANAGEMENT

As of the date of this proxy statement/prospectus, the sole director of HBNB is Marriana Henares Yulo. As of the date of this proxy statement/prospectus, HBNB has does not have any executive officers.

As of the date of this proxy statement/prospectus, the board of directors of Hotel101 Global is composed of three directors, Marriana Henares Yulo, Joselito L. Barrera, Jr. and Tan Cher Wee. As of the date of this proxy statement/prospectus, Hotel101 Global has five executive officers: Marriana Henares Yulo, who serves as Chief Executive Officer, Jacy Ryan Tan Chua, who serves as Chief Financial Officer, Catherine Ying Sau Chan, who serves as Chief Development Officer, Earl Ericson King Tanmantiong, who serves as Chief Technology Officer, and Ng Kwang Hong Dennis, who serves as Chief Sales Officer.

EMPLOYEES

As of June 30, 2024, Hotel101 Global and Hotel101 Global’s material associate, HOA, had a total of 133 employees broken down by geography as follows:

Philippines(1)	127
Singapore(2)	6
Total	133

____________

Notes:

(1)      Employees of Hotel101 Global’s material associate, HOA.

(2)      Employees of Hotel101 Global.

As of December 31, 2024, Hotel101 Global and HOA had a total of 153 employees broken down by geography as follows:

Philippines(1)	132
Singapore(2)	14
Spain(2)	3
Dubai(2)	2
Hong Kong(2)	2
Total	153

____________

Notes:

(1)      Employees of Hotel101 Global’s material associate, HOA.

(2)      Employees of Hotel101 Global.

INTELLECTUAL PROPERTY

Hotel101 Global’s material associate, HOA, has registered the following trademarks as of June 30, 2024:

Trademark	Registrant	Issuing Entity	Registration Date	Expiration Date
	HOA	Philippine Intellectual Property Office	February 6, 2014	February 6, 2034
	HOA	Philippine Intellectual Property Office	November 15, 2018	November 15, 2028
	HOA	World Intellectual Property Organization	February 26, 2018	February 26, 2028

These trademarks are important in the aggregate because name recognition and exclusivity of use are contributing factors to the success of the Hotel101 hospitality operations. In the Philippines, certificates of registration of a trademark filed with the Philippine Intellectual Property Office are generally effective for a period of 10 years, unless terminated earlier.

Hotel101 Global also owns the following domain names, among others: https://hotel101.com; https://hotel101global.com; and https://www.hotel101.com.ph.

Hotel101 Global has also filed a patent application in various countries for its Hotel101 condotel concept.

Jinjiang Inn Co., Ltd. has granted HOA, through CSI Hotels, Inc., the exclusive right to establish a Jinjiang Inn chain hotel business and use the brand and trademarks of Jinjiang Inn within the Philippines for a period of 15 years until September 11, 2026.

Hotel101 Global believes that the operations of Hotel101 Global and Hotel101 Global’s material associate, HOA, are not materially dependent on any copyright, patent, trademark, license, franchise, concession or royalty agreement.

HEALTH, SAFETY AND ENVIRONMENT

Each of HBNB, Hotel101 Global and Hotel101 Global’s material associate, HOA, regards occupational health and safety as one of its most important corporate and social responsibilities and it is the corporate policy of each of HBNB, Hotel101 Global and HOA to comply with existing environmental laws and regulations. Each of HBNB, Hotel101 Global and HOA is subject to health, safety and environmental laws and regulations in the jurisdictions in which it has operations. These laws and regulations generally require that government permits and approvals are obtained both before certain project milestones, such as development, construction, marketing and pre-sale activities, and commencement of hotel operations, and during the operation of the hotels of Hotel101 Global and HOA. Each of Hotel101 Global and HOA maintains various environmental protection systems and conducts regular trainings on environment, health and safety. For example, each of Hotel101 Global and HOA conducts quarterly evacuation drills to be led by an emergency response team assigned to each hotel, together with disaster risk management offices for the cities where the sites are located. For the year ended December 31, 2023 and the six months ended June 30, 2024, each of HBNB, Hotel101 Global and HOA had no incidents relating to deaths, nor serious injuries involving permanent or probationary employees.

Each of Hotel101 Global and HOA spends significant time and resources on being a leader in sustainable development. In particular, each of HBNB, Hotel101 Global and HOA believes that sustainability is a core aspect of the Hotel101 brand which will enable Hotel101 to thrive in a rapidly changing world. By integrating a sustainable mindset in the way that each of Hotel101 Global and HOA builds its hotels as well as sustainable practices in its day-to-day hotel operations, each of HBNB, Hotel101 Global and HOA aims to protect the environment, appeal to the new generation of eco-conscious guests, and reduce operational costs which helps ensure the long-term viability of Hotel101.

Each of Hotel101 Global and HOA aims to provide an eco-friendly hospitality experience that aligns with the environmental values of guests and meets the rigorous sustainability standards set by the local community. For example, Hotel101 Resort-Boracay Newcoast is expected to support environmentally-friendly operations and adopt sustainable practices to reduce and reuse energy, waste and water, consistent with the sustainability efforts and green initiatives of Boracay Newcoast, which include the use of electric jeepneys, solar-powered streetlamps, flood-free drainage systems, and the implementation of its own waste segregation programme. Specific areas of Hotel101 Resort-Boracay Newcoast are expected to be powered by solar panels, equipped with a rainwater harvesting system and be a LEED certified development. Hotel101 Resort-Boracay Newcoast is expected to have its own material recovery facility for waste recycling along with its own sewage treatment plant that converts used water to water for irrigation purposes and fire reserves.

In addition, on April 19, 2024, Hotel101 Global, in partnership with its engineering firms, Kamita Sekkei and Technocrew, and its contractor, Iwata Chizaki Inc., signed a commitment to create an environmentally forward Hotel101-Niseko that not only meets eco-efficient operational standards but also sets a benchmark for sustainability in the region. The structure of Hotel101-Niseko is designed to promote sustainability through green-inspired architecture and the use of technology that supports efficient and eco-friendly operations. On August 9, 2024, Hotel101-Niseko became the first hotel project in Niseko, Hokkaido Prefecture, Japan to secure a CASBEE certification, which is a Japanese framework for evaluating the environmental performance of buildings and built environments. CASBEE-certified projects are projects that have met specific standards on sustainability and efficiency. Through Hotel101-Niseko, Hotel101 Global aims to provide an eco-friendly hospitality experience that aligns with the environmental values of guests and meets the rigorous sustainability standards set by the local community.

INSURANCE

Each of Hotel101 Global and Hotel101 Global’s material associate, HOA, obtains and maintains appropriate insurance coverage on its properties, assets and operations in such amounts and covering such risks as Hotel101 Global and HBNB respectively believes are usually carried by companies engaged in similar businesses and using similar properties in the same geographical areas as those in which Hotel101 Global and HOA respectively operates. Each of Hotel101 Global and Hotel101 Global’s material associate, HOA, maintains insurance policies covering all risk of sudden, accidental and unforeseen, direct and physical loss, destruction of or damage to the property including but not limited to the following: comprehensive general liability; personal accident insurance for directors and officers; fire and lightning; bush fire and spontaneous combustion; windstorm, storm, typhoon, flood, tidal wave and tsunami; water damage caused by overflowing or bursting of water tanks, pipes or other apparatus and sprinkler and related firefighting apparatus leakage; explosion, falling aircraft, impact by road vehicles and smoke; earthquake shock and earthquake fire; volcanic eruption; subsidence, collapse and landslide; riot and strike, civil commotion and malicious acts; electrical injury; sparkler and related firefighting apparatus leakage; robbery and burglary; mechanical or electrical derangement failure or breakdown or boiler explosion; extra expense/standard charges; and third-party bodily injury and property damage, and business interruption resulting therefrom.

SUBSIDIARIES AND ASSOCIATES

The following table presents certain information regarding Hotel101 Global’s main subsidiaries and associates as of the date of this proxy statement/prospectus:

Subsidiary	Ownership Interest	Country of Incorporation
Hotel101 Global Pte. Ltd.	100%	Singapore
Hotel101 Japan One Pte. Ltd.	100%	Singapore
Hotel101 Japan Two Pte. Ltd.	100%	Singapore
Hotel101 LA Holdings LLC	100%	Delaware, U.S.
Hotel101 EU SARL	100%	Luxembourg
Hotel101 Japan Management Kabushiki Kaisha	100%	Japan
TMK Hotel101 Niseko	100%	Japan
Hotel101 Madrid, S.L.U.	100%	Spain
Hotel101 Spain Management S.L.U.	100%	Spain
Hotel101 Los Angeles LLC	100%	Delaware, U.S.
Hotel101 Sales Pte. Ltd.	100%	Singapore
Hotel101 Marketing HK Limited	100%	Hong Kong
Hotel101 Marketing Japan GK	100%	Japan
Hotel of Asia, Inc.	40%	Philippines
Hotel 101 Management Corporation	40%	Philippines
Hotel101 Worldwide Private Limited	40%	Singapore
CSI Hotels, Inc.	20%	Philippines

Hotel101 Global’s key subsidiaries as of June 30, 2024 include the following:

1.      Hotel101 Japan One Pte. Ltd was incorporated in Singapore on August 5, 2022 primarily to hold Hotel101 projects, investments and ventures in Japan.

2.      TMK Hotel101 Niseko, Hotel101 Japan One Pte. Ltd.’s wholly-owned subsidiary, was incorporated in Japan on August 24, 2022, and is engaged in the construction of Hotel101-Niseko.

3.      Hotel101 Japan Two Pte. Ltd was incorporated in Singapore on August 5, 2022 primarily to hold Hotel101 projects, investments and ventures in Japan. Hotel101 Japan Two Pte. Ltd has a branch in Japan.

4.      Hotel101 Japan Management Kabushiki Kaisha was incorporated in Japan on September 25, 2023 primarily to operate as a hotel management company.

5.      Hotel101 LA Holdings LLC was incorporated in Delaware, United States on June 5, 2023 primarily to hold Hotel101 projects, investments and ventures in the U.S.

6.      Hotel101 Los Angeles LLC, a wholly-owned subsidiary of Hotel101 LA Holdings LLC, was incorporated on August 5, 2022, and is a hotel developer in Los Angeles.

7.      Hotel101 EU SARL was incorporated in Luxembourg on June 9, 2023, primarily to hold Hotel101 projects, investments and ventures.

8.      Hotel101 Madrid S.L.U., a wholly-owned subsidiary of Hotel101 EU SARL, was incorporated in Spain on June 9, 2023, and is a hotel developer in Spain.

9.      Hotel101 Sales Pte. Ltd. was incorporated in Singapore on February 26, 2024, primarily to serve as the holding company for all marketing subsidiaries of Hotel101 outside the Philippines.

Since June 30, 2024, Hotel101 Global has also incorporated Hotel101 Marketing HK Limited and Hotel101 Marketing Japan GK, primarily to serve as the marketing subsidiaries of Hotel101 in Hong Kong and Japan, respectively, and Hotel101 Spain Management S.L.U. in connection with Hotel101-Madrid.

On January 21, 2025, DoubleDragon transferred 216,000 common shares of HOA, representing 40% of the share capital of HOA, to Hotel101 Global as part of the Restructuring.

1.      HOA was incorporated on June 8, 2011 and serves as the developer and operator of Hotel101-branded properties in the Philippines and also operates other hotels in the Philippines. In addition, HOA holds a 50% stake in CSI Hotels, Inc., the Philippines’ master franchisee of the “Jinjiang Inn” brand.

2.      Hotel101 Worldwide Private Limited, a wholly-owned subsidiary of HOA, was incorporated in Singapore on April 2, 2019, primarily as the selling arm of HOA. Hotel101 Worldwide Private Limited engages in the acquisition, investment and development of real estate properties and ventures. Since the incorporation of Hotel101 Global, Hotel101 Worldwide Private Limited has not engaged in any meaningful operations.

3.      Hotel 101 Management Corporation, a wholly-owned subsidiary of HOA, operates all of HOA’s operational hotels, including Hotel101-Manila, Hotel101-Fort, Jinjiang Inn-Ortigas, Jinjiang Inn-Makati, Jinjiang Inn-Boracay Station 1 and Injap Tower, a 21-storey condotel located in Iloilo City.

PROPERTIES

The investment properties of each of Hotel101 Global and Hotel101 Global’s material associate, HOA, are stated at fair value, which has been determined based on valuations performed by an accredited independent appraiser. The fair values of the investment properties were arrived at using the market data approach for land and cost or income approach for buildings.

Hotels

The locations, descriptions and certain other information regarding the hotels of Hotel101 Global and Hotel101 Global’s material associate, HOA, as of the date of this proxy statement/prospectus are shown below:

Project	Address	Effective Ownership Interests	Status as of June 30, 2024
Hotel101-Niseko	Niseko, Hokkaido Prefecture, Japan	Land — 100% owned by Hotel101 Global through TMK Hotel101 Niseko	Under construction — construction was 3.32% complete
Hotel101-Madrid	Madrid, Spain	Land — 100% owned by Hotel101 Global through Hotel101 Madrid S.L.U.	Under construction — construction was 4.64% complete
Hotel101-Los Angeles	Los Angeles, U.S.	Land — 100% owned by Hotel101 Global through Hotel101 Los Angeles LLC	Planning and development

Project	Address	Effective Ownership Interests	Status as of June 30, 2024
Jinjiang Inn-Ortigas	San Miguel Ave., Ortigas, Philippines	Land and Structure — 40% owned by HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements	Operational
Jinjiang Inn-Makati	Makati City, Philippines

Land and Structure — under the lease of Hotel 101 Management Corporation, HOA’s wholly-owned subsidiary, with Contemporain Development Corporation, an affiliate of HBNB, which terminates on October 1, 2025. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements

Operational
Jinjiang Inn-Boracay Station 1	Boracay Island, Malay, Aklan, Philippines

Land and Structure — under the lease of Hotel 101 Management Corporation, HOA’s wholly-owned subsidiary, with Milflores De Boracay Corporation which terminates on September 28, 2025. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements

Operational
Jinjiang Inn-Boracay Newcoast	Boracay Island, Malay, Aklan, Philippines	Land — 40% owned by HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements	Planning and development
Injap Tower	Iloilo City	Land and Commercial Areas — 40% owned by DoubleDragon	Operational
Hotel units — owned by individual unit owners
Hotel101-Manila	Bay Area, EDSA Extension, Pasay City, Philippines	Land and Commercial Areas — 40% owned by HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements	Operational
Hotel units — owned by individual Unit Owners

Project	Address	Effective Ownership Interests	Status as of June 30, 2024
Hotel101-Fort	Fort Bonifacio, Taguig, Philippines	Land and Commercial Areas — 40% owned by HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements	Operational
Hotel units — owned by individual Unit Owners
Hotel101-Cebu Mactan Airport	Cebu	Land — 40% owned by HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements	Under construction — construction was 87.90% complete
Hotel101-Davao	Bo. Matina, Davao City, Philippines	Land — 40% owned by HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements	Under construction — construction was 99.78% complete
Hotel101-Libis	Murphy District, Quezon City	Land — 40% owned by HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements	Under construction — construction was 19.65% complete
Hotel101-Baguio	Baguio City	Land — 40% owned by HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements	Planning and development
Hotel101-Bohol	Panglao, Bohol	Land — 40% owned by HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements	Planning and development
Hotel101 Resort-Boracay Newcoast	Boracay Island, Malay, Aklan	Land — 40% owned by HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements	Planning and development
Hotel101-Palawan	San Vicente, Palawan	Land — 40% owned by HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements	Planning and development

Other Properties

Hotel101 Global had leased its 205.97 sq.m. corporate office space located at #04-03 and #04-04 Plus Building, 20 Cecil Street, Singapore 049705 from DDPC Worldwide Pte. Ltd for a period of five years commencing on September 1, 2023 and ending on August 31, 2028. The ownership of these units was transferred from DDPC Worldwide Pte. Ltd. to Hotel101 Global on December 30, 2024 as part of the Restructuring. See “The Merger Agreement and the Additional Agreements — Merger Agreement — Restructuring — Property Transfer.”

Hotel101 Global and its material associate, HOA, also leased marketing offices, including the following as of June 30, 2024:

1.      the marketing office with a contracted area of 169.64 sq.m. located at Ground Floor, Tower 4, DoubleDragon Plaza, DD Meridian Park, Philippines is leased by HOA from DDMP REIT, Inc., an affiliate, for a period of five years from September 2, 2023 to September 1, 2028;

2.      the Hotel101-Mactan Cebu marketing office with a contracted area of 323.13 sq.m. located at U-Bix Building, Airport Road, Barangay Pusok, Lapu — Lapu City, Cebu, Philippines is leased by HOA for a period of three years from June 15, 2023 to June 14, 2026;

3.      the marketing office with a contracted area of 52.95 sq.m. located at #01-05 Plus Building, 20 Cecil Street, Singapore is leased by Hotel101 Global for a period of three years from July 1, 2023 to June 30, 2026; and

4.      the marketing office with a contracted area of 120 sq.m. located at Lagascas Street, 28, Local B1, Madrid, Spain is leased by Hotel101 Madrid, S.L.U. for a period of five years from February 15, 2024 to February 14, 2029.

As of December 31, 2024, Hotel101 Global also leased the following marketing offices:

1.      the marketing office located at shop G04 in Bay Square-09 in Bay Square, Business Bay, Dubai is leased by Hotel101 Sales Pte. Ltd., Dubai Branch for the period from September 18, 2024 to November 17, 2026;

2.      the marketing office located at shop B on the ground floor of Lucky Building, No. 39 Wellington Street, Central, Hong Kong is leased by Hotel101 Marketing HK Limited for a period of three years from October 16, 2024 to October 15, 2027; and

3.      the marketing office located on the first floor of No. 520-3, Section 4, Ren’ai Road, Xinyi District, Taipei City, Taiwan is leased by Hotel101 Sales Pte. Ltd. for a period of three years from December 1, 2024 to December 14, 2027.

The terms of the lease are for periods ranging from two to five years, generally renewable for the same period under the same terms and conditions. The rent under certain leases escalates slightly each year.

CORPORATE SOCIAL RESPONSIBILITY

Environmental Sustainability

Each of HBNB, Hotel101 Global and Hotel101 Global’s material associate, HOA, is committed to eco-conscious hospitality, integrating sustainability from the ground up in every hotel property development. Launched in Manila, the Philippines in July 2022, and later expanded to Iloilo City in the Philippines, the “101 STAY GREEN” campaign features extensive initiatives for water and energy conservation and effective waste management, implemented universally across all Hotel101 developments.

Transitioning towards greener practices, Hotel101 has adopted sustainability tenets or criteria to obtain verification under the World Travel and Tourism Council’s Hotel Sustainability Basics and the ASEAN Green Tourism Standard. These initiatives provide a framework for Hotel101 to prioritize sustainability in its developments.

Hotel101 is in the process of acquiring green certifications for new projects, ensuring each property adheres to stringent environmental performance standards, which not only support global sustainability goals but also cement Hotel101’s leadership in responsible hospitality. On August 9, 2024, Hotel101-Niseko became the first hotel project in Niseko, Hokkaido Prefecture, Japan to secure a CASBEE certification, which is a Japanese framework for evaluating the environmental performance of buildings and built environments. CASBEE-certified projects are projects that have met specific standards on sustainability and efficiency. In December 2024, Hotel101-Madrid received LEED pre-certification.

Social Impact

Each of HBNB, Hotel101 Global and HOA enhances community well-being through its commitment to safe, sustainable, and purpose-built Hotel101 hotel properties. As each property is purpose-built with Hotel101 hotel units for pre-sale, sales of units do not take away from residential housing stock as would other buy-to-let propositions. In addition, the ownership of Hotel101 units does not involve the same type of security issues or friction among neighboring units that a typical short-term rental property might create when located within an apartment building that is primarily built and used for residential purposes.

Hotel101 also actively engages in community activities to contribute to environmental awareness and conservation efforts. Previous initiatives include participation in the International Coastal Clean-up organized by the Pasay City Environment and Natural Resources Office, thereby aiding in the cleaning of waterways and raising awareness about environmental issues. Additionally, as part of its corporate social responsibility endeavors, Hotel101-Manila donated linens and towels to the Pasay City Local Government Unit in February 2024.

Industry Contribution

Each of HBNB, Hotel101 Global and HOA seeks to advance the hospitality industry by setting benchmarks for value and sustainability. Hotel101 facilities are designed to enhance environmentally-friendly tourism while providing high-quality accommodations at competitive prices. Hotel101 is particularly focused on enhancing accessibility and fostering the adoption of economically and environmentally sustainable practices in the mid-market segment.

Hotel101’s strategic approach integrates innovative design and operational efficiencies from the planning stage, ensuring its hotels are cost-effective for travelers and yield tangible benefits for the local community and environment. By championing this dual focus, Hotel101 seeks to enrich the hospitality landscape by promoting a synergy between affordability and sustainable practices.

LEGAL PROCEEDINGS

None of HBNB, Hotel101 Global and Hotel101 Global’s material associate, HOA, and any of their respective subsidiaries are involved in, or the subject of, any legal proceedings which, if determined adversely to HBNB, Hotel101 Global, HOA or the relevant subsidiary’s interests, would have a material effect on the business or financial position of HBNB or Hotel101 Global.

None of HBNB, Hotel101 Global and HOA and their respective subsidiaries are involved in any bankruptcy, receivership or similar proceedings.

HOTEL101 GLOBAL’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the selected financial and operating data, the audited consolidated financial statements and related notes of Hotel101 Global as of December 31, 2023 and 2022 and for the year ended December 31, 2023 and the period from July 28, 2022 (date of inception of Hotel101 Global) to December 31, 2022 and the unaudited condensed consolidated financial statements and related notes of Hotel101 Global as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 included elsewhere in this proxy statement/prospectus. These financial statements have been prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP.

The discussion below contains forward-looking statements and reflects the current view of Hotel101 Global and its subsidiaries and associates with respect to future events and financial performance. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors such as those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Unless the context otherwise requires, all references in this section to “Hotel101 Global,” “we,” “us,” or “our” refer to Hotel101 Global and its subsidiaries prior to the closing of the Business Combination.

Overview

Hotel101 Global was incorporated in Singapore on July 28, 2022. As of June 30, 2024, Hotel101 Global has two hotels under construction, namely Hotel101-Niseko and Hotel101-Madrid, and one hotel under planning and development, Hotel101-Los Angeles.

FACTORS AFFECTING RESULTS OF OPERATIONS

Hotel101 Global’s results of operations are affected by a variety of factors. Set out below is a discussion of the most significant factors that have affected Hotel101 Global’s results since its inception and which Hotel101 Global expects to affect Hotel101 Global’s financial results in the future. Factors other than those set out below could also have a significant impact on Hotel101 Global’s results of operations and financial condition in the future. See “Risk Factors.”

Hotel101 Global does not have a track record of developing real estate or hotels internationally. Hotel101 Global aims to develop its international hospitality projects where Filipinos have historically visited to leverage its brand equity. As of June 30, 2024, Hotel101 Global has two hotels under construction, namely Hotel101-Niseko and Hotel101-Madrid, and one hotel under planning and development, Hotel101-Los Angeles. However, Hotel101 Global does not have any operational projects as of the date of this proxy statement/prospectus.

Global expansion plans

Hotel101 Global aims to be present in 25 countries and to increase its portfolio of uniform Hotel101 rooms in the medium term, which it expects to achieve primarily through joint ventures with developers abroad in other countries, or through licensing or franchising arrangements. Hotel101 Global aims to establish a global footprint in 100 countries over the long term.

Hotel101 Global’s ability to execute its global expansion plans and achieve future growth will depend on its ability to continue to identify and acquire land sites and to complete its projects successfully and on schedule, which is dependent on a variety of factors outside of Hotel101 Global’s control, including the land policies of the governments in the jurisdictions where it operates, the overall economic conditions, the availability of capital, license and permit requirements, construction challenges, and competition for such land. Hotel101 Global may also experience delays resulting from independent contractors who are not able to complete projects on time due to various factors, including a lack of available manpower. The expansion of Hotel101 Global’s businesses will also require Hotel101 Global to manage additional relationships with third parties such as potential purchasers, suppliers, and contractors, including international contractors for its international hospitality projects. For example, Hotel101 Global may have insufficient experience in dealing with topics associated with its international hospitality projects, such as applicable laws relating to the environment as well as different construction, operational and marketing requirements.

Related party transactions

All of Hotel101 Global’s hospitality projects are currently under construction. Construction of hospitality projects is capital intensive and may take as long as a year or longer before generating positive net cash flow through sale or management fees.

Since its inception, Hotel101 Global has relied on cash advances from its immediate holding company, DDPC Worldwide Pte. Ltd., ultimate holding company, DoubleDragon, and other related parties to finance its expansion. As of December 31, 2023, Hotel101 Global’s amount due to immediate holding company, amount due to ultimate holding company and amounts due to related parties were $34,370.1 thousand, $2,484.9 thousand and $504.4 thousand, respectively. For the year ended December 31, 2023, Hotel101 Global’s net cash flow used in operating activities was $34,147.6 thousand. As of June 30, 2024, Hotel101 Global’s amount due to immediate holding company, amount due to ultimate holding company and amounts due to related parties were $35,224.0 thousand, $11,443.4 thousand and $886.3 thousand, respectively. For the six months ended June 30, 2024 and 2023, Hotel101 Global’s net cash flow used in operating activities was $959.6 thousand and $5,239.8 thousand, respectively.

Hotel101 Global expects to continue to receive cash advances and borrow funds from related parties on favorable terms in future, subject to the willingness and ability of Hotel101 Global’s related parties to lend such funds and/or provide such cash advances.

Demand for ownership of Hotel101 Global’s hotel units

Hotel101 Global sells individual condotel units in its hospitality projects, its uniform signature Hotel101 “happy room” unit, prior to construction completion and opening of the relevant hospitality project. The Unit Owners receive individual condominium titles and will be able to receive income share from the hotel’s revenues once it commences operation. Hotel101 Global will manage the hotel once it becomes operational and will share a portion of the gross revenue with the Unit Owners in accordance with the respective management agreements. This business model allows Hotel101 Global to generate revenue and income twice from one project, first from the pre-selling of the signature Hotel101 “happy room” unit and second from the long term-recurring revenue from hotel operations after the project’s completion. As such, the continued growth in market demand for and market acceptance of the Hotel101 “happy room” unit is critical to Hotel101 Global’s growth and success.

Competition

Hotel101 Global faces significant competition in the locations in which it has projects under construction and development, including Niseko, Japan, Madrid, Spain and Los Angeles, United States, and expects to face significant competition in the hotel development markets of additional Hotel101 sites. In particular, Hotel101 Global aims to be present in 25 countries and to increase its portfolio of uniform Hotel101 rooms in the medium term and to establish a global footprint in 100 countries over the long term. As a result, Hotel101 Global competes with other developers in locating and acquiring, or entering into joint venture partnerships and franchise arrangements to develop, parcels of prime commercial property of suitable size in locations in which it intends to expand into and at attractive prices to Hotel101 Global and on terms that can yield reasonable returns. Hotel101 Global expects that competition among developers for land reserves that are suitable for development (whether through acquisitions, joint venture partnerships or franchise arrangements) will intensify and that land acquisition costs will increase as a result. Furthermore, Hotel101 Global competes with other 3-star hotels operating within the areas where Hotel101 Global has projects under construction and intends to expand into, and hospitality marketplaces aggregating unbranded accommodations.

Laws and regulations affecting the real estate and hospitality industries in each country where Hotel101 Global operates

Hotel101 Global’s operations and growth strategy may be affected by changes in laws and regulations generally affecting the real estate and hospitality industries in the areas where Hotel101 Global has projects under construction and intends to expand into. To develop its hospitality projects, Hotel101 Global is required to obtain various permits and licenses, including environmental certificates, business permits, work-permits, construction permits, and other permits and licenses from various local governments and agencies. Furthermore, Hotel101 Global aims to be present in 25 countries and to increase its portfolio of uniform Hotel101 rooms in the medium term and to establish a global footprint in 100 countries over the long term, which would increase Hotel101 Global’s compliance burden due to differences across jurisdictions in the legal regimes governing the real estate and hospitality industries.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of Hotel101 Global. Critical accounting policies are those that are both (i) relevant to the presentation of Hotel101 Global’s financial condition and results of operations and (ii) require management’s most difficult, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgements become even more subjective and complex. To provide an understanding of how Hotel101 Global’s management forms its judgements about future events, including the variables and assumptions underlying its estimates, and the sensitivity of those judgements to different circumstances, the critical accounting policies discussed below have been identified. While Hotel101 Global believes that all aspects of Hotel101 Global’s consolidated financial statements should be studied and understood in assessing its current and expected financial condition and results of operations, Hotel101 Global believes that the critical accounting policies warrant particular attention.

For information on Hotel101 Global’s significant accounting policies and significant accounting judgements and estimates, see Note 4 to Hotel101 Global’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

DESCRIPTION OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME LINE ITEMS

The following table sets forth details for Hotel101 Global’s revenues and other income line items for the periods presented:

	For the period from July 28, 2022 (date of inception of Hotel101 Global) to December 31, 2022	For the year ended December 31, 2023	For the six months ended June 30, 2023	For the six months ended June 30, 2024
	($) (thousands)

	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Rental income	—	1.4	—	0.7
Operating expenses	(169.9)	(2,071.6)	(586.3)	(1,647.7)
Results from operating activities	(169.9)	(2,070.2)	(586.3)	(1,647.0)

Finance income	1.3	11.7	2.3	2.0
Finance costs	—	(174.2)	—	(163.8)
Net finance costs	1.3	(162.5)	2.3	(161.8)

Loss before tax	(168.6)	(2,232.7)	(584.0)	(1,808.8)
Tax credit (expense)	(5.1)	28.0	—	—
Loss for the period	(173.7)	(2,204.7)	(584.0)	(1,808.8)
Other comprehensive income for the period:
Item that is or may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	307.0	687.4	372.6	(538.9)
Other comprehensive income for the period, net of tax	307.0	687.4	372.6	(538.9)

Total comprehensive income (loss) for the period	133.3	(1,517.3)	(211.4)	(2,347.7)

Rental income

Hotel101 Global’s rental income comprises rent from Hotel101-Niseko’s land used for parking purposes while the Hotel101-Niseko project is under construction.

Operating expenses

Hotel101 Global’s operating expenses comprises professional and contracted fees, other administrative expenses, travel expenses, employee benefits expense, which includes salaries, bonus and other costs and contributions to defined contribution plans, selling and marketing expenses and depreciation.

Finance income

Hotel101 Global’s finance income comprises interest income from cash in bank.

Finance costs

Hotel101 Global’s finance costs comprise interest expense on amount due to DDPC that are recognized in profit or loss. Interest expense is recognized using the effective interest method.

RESULTS OF OPERATIONS

Six months ended June 30, 2024 compared to the six months ended June 30, 2023

Rental income

Hotel101 Global recorded rental income of $0.7 thousand for the six months ended June 30, 2024, compared to nil for the six months ended June 30, 2023, due to usage of a portion of Hotel101-Niseko’s land for parking rental commencing in the last quarter of 2023.

Operating expenses

Hotel101 Global’s operating expenses increased by $1,061.4 thousand, or 181.1%, to $1,647.7 thousand for the six months ended June 30, 2024, compared to $586.3 thousand for the six months ended June 30, 2023, primarily due to increases in depreciation and salaries and wages.

Finance income

Hotel101 Global’s finance income decreased by $0.3 thousand, or 8.6%, to $2.0 thousand for the six months ended June 30, 2024, compared to $2.3 thousand for the six months ended June 30, 2023, primarily due to a decrease in interest income from banks.

Finance costs

Hotel101 Global recorded finance costs of $163.8 thousand for the six months ended June 30, 2024, compared to nil for the six months ended June 30, 2023, primarily due to the interest expense from advances granted by DDPC, Hotel101 Global’s immediate holding company.

Loss before tax

Hotel101 Global’s loss before tax increased by $1,224.8 thousand, or 209.7%, to $1,808.8 thousand for the six months ended June 30, 2024, compared to $584.0 thousand for the six months ended June 30, 2023.

Loss for the period

As a result of the foregoing, Hotel101 Global’s loss for the period increased by $1,224.8 thousand, or 209.7%, to $1,808.8 thousand for the for the six months ended June 30, 2024, compared to $584.0 thousand for the six months ended June 30, 2023.

For the year ended December 31, 2023 compared to the period from July 28, 2022 to December 31, 2022

Rental income

Hotel101 Global recorded rental income of $1.4 thousand for the year ended December 31, 2023, compared to nil for the period from July 28, 2022 to December 31, 2022, due to usage of a portion of Hotel101-Niseko’s land for parking rental commencing in the last quarter of 2023.

Operating expenses

Hotel101 Global’s operating expenses increased by $1,901.8 thousand, or 1,119.7%, to $2,071.6 thousand for the year ended December 31, 2023, compared to operating expenses of $169.9 thousand for the period from July 28, 2022 to December 31, 2022, due to increases in depreciation, professional and contracted fees, travel expenses, employee salaries and benefits and selling and marketing expenses. In addition, as Hotel101 Global was incorporated on July 28, 2022, the expenses in 2022 comprise five months of operating expenses compared to 12 months of operating expenses in 2023.

Finance income

Hotel101 Global’s finance income increased by $10.5 thousand, or 843.8%, to $11.7 thousand, compared to finance income of $1.3 thousand for the period from July 28, 2022 to December 31, 2022, primarily due to an increase in interest income from banks.

Finance costs

Hotel101 Global recorded finance costs of $174.2 thousand for the year ended December 31, 2023, compared to nil for the period from July 28, 2022 to December 31, 2022, primarily due to the interest expense from advances granted by DDPC, Hotel101 Global’s immediate holding company.

Loss before tax

Hotel101 Global’s loss before tax increased by $2,064.1 thousand, or 1,224.1%, to $2,232.7 thousand for the year ended December 31, 2023, compared to loss before tax of $168.6 thousand for the period from July 28, 2022 to December 31, 2022.

Loss for the period

As a result of the foregoing, Hotel101 Global’s loss for the period increased by $2,031.0 thousand, or 1,169.3%, to $2,204.7 thousand for the year ended December 31, 2023, compared to $173.7 thousand for the period from July 28, 2022 to December 31, 2022.

DESCRIPTION OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

The following table sets forth selected information from Hotel101 Global’s consolidated statement of financial position as of December 31, 2022 and 2023 and June 30, 2024:

	As of December 31,		As of June 30,
	2022	2023	2024
	$ (thousands)

	(Audited)	(Audited)	(Unaudited)
Non-current Assets
Other assets	—	—	92.1
Property and equipment, including right-of-use assets of $1.5 million as of June 30, 2024 and $1.3 million as of December 31, 2023	—	1,692.4	1,874.9
Deferred tax assets	—	37.8	37.8
Total Non-current Assets	—	1,730.2	2,004.8

Current Assets
Development properties	5,970.9	35,067.8	43,772.3
Other receivables	—	65.6	116.0
Prepayments and other assets	—	5,591.5	6,122.2
Cash and cash equivalents	2,954.3	2,536.2	10,793.7
Total Current Assets	8,925.2	43,261.1	60,804.2

Total Assets	8,925.2	44,991.3	62,809.0

Equity
Share capital	5,224.0	5,224.0	5,224.0
Accumulated losses	(173.7)	(2,378.3)	(4,187.1)
Foreign currency translation reserve	307.0	994.3	455.4
Total Equity	5,357.3	3,840.0	1,492.3

Non-current Liabilities
Lease liabilities	—	1,043.6	1,182.6

Current Liabilities
Lease liabilities	—	253.2	378.8
Other payables, including amounts due to holding companies and related parties of $47.6 million as of June 30, 2024, $37.4 million as of December 31, 2023 and $3.5 million as of December 31, 2022	3,567.9	39,854.5	59,755.3
Total Current Liabilities	3,567.9	40,107.7	60,134.1

Total Liabilities	3,567.9	41,151.3	61,316.7

Total Liabilities and Equity	8,925.2	44,991.3	62,809.0

Other assets

Hotel101 Global’s other assets comprises long term deposits related to the construction of Hotel101-Madrid in 2024.

Property and equipment

Hotel101 Global’s property and equipment comprises right-of-use assets, leasehold improvements and office equipment.

Deferred tax assets

Hotel101 Global’s deferred tax assets represent tax losses recognized in profit or loss. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

Development properties

Hotel101 Global’s development properties are properties that are acquired and developed or constructed for sale in the ordinary course of business, rather than to be held for rental or capital appreciation, and represent the cost of construction and development of condominium hotel units for Hotel101-Niseko and Hotel101-Madrid.

Other receivables

Hotel101 Global’s other receivables comprises other receivables and amount due from DDPC, which pertains to reimbursables paid by Hotel101 Global that are non-trade, unsecured, non-interest bearing and repayable on demand.

Prepayments and other assets

Hotel101 Global’s prepayments and other assets comprise input VAT and other taxes, prepayments, refundable deposits and other deposits.

Cash and cash equivalents

Hotel101 Global’s cash and cash equivalents comprise of cash on hand and cash in bank, which are used by Hotel101 Global and its subsidiaries in the management of its short-term commitments.

Lease liabilities

Hotel101 Global’s lease liabilities are denominated in Singapore dollars and have an incremental borrowing rate of between 6.78% to 7.50%. These lease liabilities have varying maturities between 2026 to 2029.

Other payables

Hotel101 Global’s other payables comprise deposits, amount due to ultimate holding company, amount due to immediate holding company, amount due to related parties, accrued expenses and other payables.

Deposits represent payments to Hotel101 Global by prospective buyers of the Hotel101-Niseko and Hotel101-Madrid projects which are to be applied against the contracts receivable upon recognition of revenue.

Hotel101 Global’s amount due to ultimate holding company includes advances by DoubleDragon for working capital requirements of Hotel101 Global and expenses paid by DoubleDragon on behalf of Hotel101 Global. Hotel101 Global’s amount due to ultimate holding company is non-trade, unsecured, interest-free and repayable on demand.

Hotel101 Global’s amount due to immediate holding company includes advances by DDPC for working capital requirements of Hotel101 Global, a certain portion of which bears fixed interest at a rate of 8.0% per annum, amounts due from the lease of office space from DDPC, and expenses paid by DDPC on behalf of Hotel101 Global. Hotel101 Global’s amount due to immediate holding company is non-trade, unsecured and repayable on demand.

Hotel101 Global’s amounts due to related parties pertain to advances made by related parties and reimbursables initially paid by related parties. These amounts are non-trade, interest-free, unsecured and repayable on demand.

As of June 30, 2024 compared to December 31, 2023

Assets

Hotel101 Global’s total assets were $62,809.0 thousand as of June 30, 2024, an increase of $17,817.7 thousand, or 39.6%, from total assets of $44,991.3 thousand as of December 31, 2023.

Other assets

Hotel101 Global recorded other assets of $92.1 thousand as of June 30, 2024, compared to nil as of December 31, 2023, due to the payment of long-term deposit related to the construction of Hotel101-Madrid in 2024.

Property and equipment

Hotel101 Global’s property and equipment was $1,874.9 thousand as of June 30, 2024, an increase of $182.5 thousand, or 10.8%, from property and equipment of $1,692.4 thousand as of December 31, 2023, primarily due to additional right-of-use-assets as of June 30, 2024 from the lease of the Hotel101 showroom in Madrid, Spain and additions in leasehold improvements and office equipment. Hotel101 Global’s property and equipment includes right-of-use assets of $1,478.1 thousand in June 30, 2024 and $1,262.5 thousand in December 31, 2023.

Deferred tax assets

Hotel101 Global’s deferred tax assets were $37.8 thousand as of June 30, 2024, which was the same as of December 31, 2023.

Development properties

Hotel101 Global’s development properties were $43,772.3 thousand as of June 30, 2024, an increase of $8,704.5 thousand, or 24.8%, from development properties of $35,067.8 thousand as of December 31, 2023, primarily due to the increase in construction in progress for Hotel101-Niseko and Hotel101-Madrid.

Other receivables

Hotel101 Global’s other receivables were $116.0 thousand as of June 30, 2024, an increase of $50.5 thousand, or 77.0%, from other receivables of $65.6 thousand as of December 31, 2023, primarily due to increase in amounts due from DDPC and other related parties.

Prepayments and other assets

Hotel101 Global’s prepayments and other assets were $6,122.2 thousand as of June 30, 2024, an increase of $530.7 thousand, or 9.5%, from prepayments and other assets of $5,591.5 thousand as of December 31, 2023, primarily due to the increase in prepaid expenses, commissions in advance and other deposits, which were offset by the decrease in input VAT.

Cash and cash equivalents

Hotel101 Global’s cash and cash equivalents was $10,793.7 thousand as of June 30, 2024, an increase of $8,257.4 thousand, or 325.6%, from cash and cash equivalents of $2,536.2 thousand as of December 31, 2023, primarily due to collections received from buyers of units in Hotel101-Madrid and Hotel101-Niseko and additional advances from holding companies, which were offset by construction payments.

Liabilities

Hotel101 Global’s total liabilities were $61,316.7 thousand as of June 30, 2024, an increase of $20,165.4 thousand, or 49.0%, from total liabilities of $41,151.3 thousand as of December 31, 2023.

Lease liabilities

Hotel101 Global’s lease liabilities — non-current portion were $1,182.6 thousand as of June 30, 2024, an increase of $139.0 thousand, or 13.3%, from lease liabilities — non-current portion of $1,043.6 thousand as of December 31, 2023, primarily due to additional lease liabilities in 2024 from the lease of the Hotel101 showroom in Madrid, Spain. Hotel101 Global’s lease liabilities — current portion were $378.8 thousand as of June 30, 2024, an increase of $125.6 thousand, or 49.6%, from lease liabilities — current portion of $253.2 thousand as of December 31, 2023, primarily due to the additional lease liabilities in 2024 and higher current rental payables from the escalation in rental rates under certain lease agreements.

Other payables

Hotel101 Global’s other payables were $59,755.3 thousand as of June 30, 2024, an increase of $19,900.7 thousand, or 49.9%, from other payables of $39,854.5 thousand as of December 31, 2023, primarily due to the increase in deposits received from buyers of units in Hotel101-Madrid and Hotel101-Niseko and additional advances from holding companies.

Hotel101 Global’s deposits was $11,924.4 thousand as of June 30, 2024, an increase of $9,772.2 thousand, or 454.1%, from deposits of $2,152.2 thousand as of December 31, 2023, primarily due to collections from buyers of units in Hotel101-Madrid and Hotel101-Niseko that are not yet qualified to be classified as real estate sales.

Hotel101 Global’s amount due to immediate holding company was $35,224.0 thousand as of June 30, 2024, an increase of $853.9 thousand, or 2.5%, from amounts due to immediate holding company of $34,370.1 thousand as of December 31, 2023, primarily due to additional advances from DDPC as of June 30, 2024 and the interest payable related to the advances received from DDPC.

Hotel101 Global’s amount due to ultimate holding company was $11,443.4 thousand as of June 30, 2024, an increase of $8,958.4 thousand, or 360.5%, from amount due to ultimate holding company of $2,484.9 thousand as of December 31, 2023, primarily due to additional advances from DoubleDragon and reimbursements initially paid by DoubleDragon on behalf of Hotel101 Global.

As of December 31, 2023 compared to December 31, 2022

Assets

Hotel101 Global’s total assets were $44,991.3 thousand as of December 31, 2023, an increase of $36,066.1 thousand, or 404.1%, from total assets of $8,925.2 thousand as of December 31, 2022.

Property and equipment

Hotel101 Global recorded property and equipment of $1,692.4 thousand as of December 31, 2023, compared to nil as of December 31, 2022, due to the acquisition of office equipment, construction and renovation for leasehold improvements for Hotel101 Global’s head office and showrooms, and right-of-use assets from the leases of Hotel101 Global’s head office and showroom in Singapore. Hotel101 Global’s property and equipment includes right-of-use assets of $1,262.5 thousand in 2023.

Deferred tax assets

Hotel101 Global recorded deferred tax assets of $37.8 thousand as of December 31, 2023, compared to nil as of December 31, 2022, due to deferred tax assets recognized for Hotel101 Madrid’s losses carried forward.

Development properties

Hotel101 Global’s development properties were $35,067.8 thousand as of December 31, 2023, an increase of $29,096.9 thousand, or 487.3%, from development properties of $5,970.9 thousand as of December 31, 2022, primarily due to the acquisition of an additional lot for Hotel101-Niseko and construction costs for Hotel101-Niseko and Hotel101-Madrid.

Other receivables

Hotel101 Global recorded other receivables of $65.6 thousand as of December 31, 2023, compared to nil as of December 31, 2022, primarily due to amounts due from DDPC for expenses initially paid by Hotel101 Global on behalf of DDPC.

Prepayments and other assets

Hotel101 Global recorded prepayments and other assets of $5,591.5 thousand as of December 31, 2023, compared to nil as of December 31, 2022, primarily due to input value-added taxes from land acquisition and construction costs, prepaid expenses and deposits paid by Hotel101 Global.

Cash and cash equivalents

Hotel101 Global’s cash and cash equivalents was $2,536.2 thousand as of December 31, 2023, a decrease of $418.1 thousand, or 14.2%, from cash and cash equivalents of $2,954.3 thousand as of December 31, 2022, primarily due to construction payments and the payment for the acquisition an additional lot for Hotel101-Niseko.

Liabilities

Hotel101 Global’s total liabilities were $41,151.3 thousand as of December 31, 2023, an increase of $37,583.4 thousand, or 1,053.4%, from total liabilities of $3,567.9 thousand as of December 31, 2022.

Lease liabilities

Hotel101 Global recorded lease liabilities — non-current portion of $1,043.6 thousand as of December 31, 2023, compared to nil as of December 31, 2022. Likewise, Hotel101 Global recorded lease liabilities — current portion of $253.2 thousand as of December 31, 2023, compared to nil as of December 31, 2022. The lease liabilities, current and non-current, are due to the leases for Hotel101 Global’s head office and a showroom in 2023, which are required to be recognized as right-of-use assets and lease liabilities under IFRS 16.

Other payables

Hotel101 Global’s other payables included amounts due to holding companies and related parties of $37.4 million in 2023 and $3.5 million in 2022. Hotel101 Global’s other payables were $39,854.5 thousand as of December 31, 2023, an increase of $36,286.6 thousand, or 1,017.0%, from other payables of $3,567.9 thousand as of December 31, 2022, primarily due to the following:

Hotel101 Global recorded deposits of $2,152.2 thousand as of December 31, 2023, compared to nil as of December 31, 2022, primarily due to collections received from buyers of units in Hotel101-Madrid and Hotel101-Niseko that are not yet qualified to be classified as real estate sales.

Hotel101 Global recorded amount due to immediate holding company of $34,370.1 thousand as of December 31, 2023, compared to nil as of December 31, 2022, primarily due to advances received from DDPC in 2023.

Hotel101 Global’s amount due to ultimate holding company was $2,484.9 thousand as of December 31, 2023, a decrease of $1,041.1 thousand, or 29.5%, from amount due to ultimate holding company of $3,526.0 thousand as of December 31, 2022, primarily due to payments of advances from DoubleDragon.

LIQUIDITY AND CAPITAL RESOURCES

Hotel101 Global’s principal sources of liquidity used to finance its capital requirements have been, and will continue to be, cash advances from its immediate holding company, DDPC Worldwide Pte. Ltd., ultimate holding company, DoubleDragon, and other related parties. Hotel101 Global’s liquidity has been and will continue to be influenced by a variety of factors, including: Hotel101 Global’s ability to generate cash flow from its operating activities, the willingness and ability of Hotel101 Global’s related parties to lend and/or advance funds to Hotel101 Global, changes in exchange rates which will impact Hotel101 Global’s generation of cash flows from operating activities, and Hotel101 Global’s capital expenditure requirements, as well as other factors discussed under “Risk Factors” and “— Factors Affecting Results of Operations” above. Hotel101 Global believes its existing cash balance, and additional advances from the ultimate parent company, if needed, will be sufficient to meet Hotel101 Global’s operating expenses, working capital, and capital expenditure needs for at least 12 months from June 30, 2024. Based on Hotel101 Global’s current liquidity and anticipated funding requirements, Hotel101 Global will need additional capital in the future (beyond the next 12 months) to fund Hotel101 Global’s operations and hotel projects under various stages of development. Hotel101 Global intends to finance its future working capital requirements and capital expenditures from funds raised from financing activities, including cash advances from its immediate holding company, DDPC Worldwide Pte. Ltd., ultimate holding company, DoubleDragon, and other related parties.

Cash Flows

The following table sets forth selected information from Hotel101 Global’s consolidated statements of cash flows for the periods presented:

	For the period from July 28, 2022 (date of inception of Hotel101 Global) to December 31, 2022	For the year ended December 31, 2023	For the six months ended June 30, 2023	For the six months ended June 30, 2024
	$ (thousands)

	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Net cash used in operating activities	(6,109.0)	(34,147.6)	(5,239.8)	(959.6)
Net cash (used in) provided by investing activities	1.3	(468.6)	2.3	(106.8)
Net cash from financing activities	8,750.0	33,511.3	3,496.2	9,854.0
Net changes in cash and cash equivalents	2,642.3	(1,104.9)	(1,741.3)	8,787.6
Cash at beginning of the period	—	2,954.3	2,954.3	2,536.2
Effect of exchange rate fluctuations on cash held	312.0	686.8	(70.1)	(530.1)
Cash at end of the period	2,954.3	2,536.2	1,142.9	10,793.7

Cash flow used in operating activities

Hotel101 Global’s cash flows used in operating activities reflects the expenses related to its operations, primarily acquisition, investment and development of real estate properties and ventures for the development of Hotel101 projects, as adjusted by non-cash items such as the deferred tax benefit recognized for Hotel101-Madrid in 2023 and finance income, depreciation expense and finance costs. Hotel101 Global’s cash flows used in operating activities were also affected by working capital changes such as changes in other receivables, development properties, prepayments and other assets and other payables.

Hotel101 Global’s net cash used in operating activities was $6,109.0 thousand for the period from July 28, 2022 (date of inception of Hotel101 Global) to December 31, 2022. Its net cash used in operating activities was $34,147.6 thousand for the year ended December 31, 2023. Its net cash used in operating activities for the six months ended June 30, 2023 and 2024 were $5,239.8 thousand and $959.6 thousand, respectively.

Cash flow provided by (used in) investing activities

Hotel101 Global’s cash flows used in investing activities reflects the interest received and purchase of property and equipment mainly for its head office and marketing offices.

Hotel101 Global’s net cash provided by investing activities was $1.3 thousand for the period from July 28, 2022 (date of inception of Hotel101 Global) to December 31, 2022. Its net cash used in investing activities was $468.6 thousand for the year ended December 31, 2023. Its net cash flow provided by investing activities for the six months ended June 30, 2023 was $2.3 thousand and its net cash flow used in investing activities for the six months ended June 30, 2024 was $106.8 thousand.

Cash flow from financing activities

Hotel101 Global’s cash flows from financing activities reflects the proceeds from the issuance of shares, advances from ultimate holding company, advances from immediate holding company — net, advances from related parties, payment of lease liabilities and interest paid.

Hotel101 Global’s net cash from financing activities was $8,750.0 thousand for the period from July 28, 2022 (date of inception of Hotel101 Global) to December 31, 2022. Its net cash from financing activities was $33,511.3 thousand for the year ended December 31, 2023. Its net cash flow from financing activities for the six months ended June 30, 2023 and 2024 were $3,496.2 thousand and $9,854.0 thousand, respectively.

Capital Commitments

Aside from the items described in “— Capital Expenditures” below, Hotel101 Global has no other material capital commitments.

Capital Expenditures

Hotel101 Global’s capital expenditures for the year ended December 31, 2023 and period from July 28, 2022 (date of inception of Hotel101 Global) to December 31, 2022 was $29,577.3 thousand and $5,970.9 thousand, respectively. Hotel101 Global’s capital expenditures for the six months ended June 30, 2024 and 2023 was $8,720.4 thousand and $2,008.6 thousand, respectively. The table below sets forth the primary capital expenditures of Hotel101 Global for the year ended December 31, 2023, the period from July 28, 2022 (date of inception of Hotel101 Global) to December 31, 2022 and the six months ended June 30, 2024 and 2023:

	For the period from July 28, 2022 to December 31, 2022	For the year ended December 31, 2023	For the six months ended June 30, 2023	For the six months ended June 30, 2024
	$ (thousands)

	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Land	5,949.5	25,042.3	304.5	—
Development properties, Construction-in-progress	21.4	4,054.6	1,704.1	8,704.5
Leasehold improvements	—	470.7	—	13.1
Equipment and showrooms	—	9.7	—	2.8
Total capital expenditures	5,970.9	29,577.3	2,008.6	8,720.4

Contractual Obligations and Commitments

The following table sets forth the contractual maturities of Hotel101 Global’s financial liabilities as of June 30, 2024. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements:

	Financial Liabilities
	($ thousands)
	Carrying Amount	Contractual Cash Flows	Within 1 Year	After 1 Year but within 5 Years
Non-derivative financial liabilities
Other payables	59,755.3	(59,973.7)	(59,973.7)	—
Lease liabilities	1,561.4	(1,785.7)	(426.0)	(1,359.6)
	61,316.7	(61,759.4)	(60,399.7)	(1,359.6)

Off-balance Sheet Arrangements

As of the date of this proxy statement/prospectus, Hotel101 Global has no material off-balance sheet transactions, arrangements or obligations. Hotel101 Global also has no unconsolidated subsidiaries.

QUALITATIVE AND QUANTITATIVE DISCLOSURE OF MARKET RISK

Credit Risk

Credit risk represents the risk of financial loss Hotel101 Global would incur if a customer or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Hotel101 Global’s receivable from other related parties. Hotel101 Global has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. As of June 30, 2024, there is no significant concentration of credit risk for Hotel101 Global.

Impairment on Hotel101 Global’s receivable from related parties has been measured on a 12-month expected loss basis, which reflect the low credit risk of the exposures. The amount of the allowances on these balances is insignificant. The carrying amounts of financial assets in the statements of financial position represent Hotel101 Global’s maximum exposures to credit risk.

Please refer to Note 20(ii) of Hotel101 Global’s audited consolidated financial statements and Note 18(ii) of Hotel101 Global’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for more information of Hotel101 Global’s analysis and assessment of expected credit losses.

Liquidity Risk

Liquidity risk refers to the risk that Hotel101 Global will not be able to meet its financial obligations as they fall due. Hotel101 Global manages liquidity risk by matching its payment and receipts cycle.

Market Risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect Hotel101 Global’s income or the value of its holdings of financial instruments. The objective of Hotel101 Global’s market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cashflow of Hotel101 Global’s financial instruments will fluctuate because of changes in market interest rates. Hotel101 Global is not exposed to interest rate risk in respect of amount due to immediate holding company as it bears fixed interest rates.

Foreign currency risk

Hotel101 Global is exposed to foreign currency risk on transactions that are denominated in currencies other than the respective functional currencies of Hotel101 Global’s entities. Additionally, Hotel101 Global is exposed to currency translation risk arising from net assets of subsidiaries operating in Japan, Spain and Luxembourg that are denominated in their respective domestic currencies, which is also their functional currencies.

Please refer to Note 20(iv) of Hotel101 Global’s audited consolidated financial statements and Note 18(iv) of Hotel101 Global’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for more information on Hotel101 Global’s exposure to foreign currency risk.

Seasonality

Due to its limited track record, Hotel101 Global has not experienced any seasonality to date. Going forward, Hotel101 Global expects to experience higher operating expenses during the fourth quarter of the year related to payments of year-end compensation, incentives and/or bonuses, whether required by law or based on internal polices, to executives, employees and salespersons, as well as other expenses.

HOA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the selected financial and operating data, the audited consolidated financial statements and related notes of HOA as of and for the years ended December 31, 2023 and 2022 and the unaudited interim condensed consolidated financial statements and related notes of HOA as of June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024 and 2023 included elsewhere in this proxy statement/prospectus. These financial statements have been prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP.

The discussion below contains forward-looking statements and reflects the current view of HOA and its subsidiaries and associates with respect to future events and financial performance. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors such as those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus. The translation of Peso amounts into U.S. dollars as of and for the year ended December 31, 2023 and as of and for the six months ended June 30, 2024 is provided for convenience only and is unaudited. For readers’ convenience only, amounts in Pesos as of and for the year ended December 31, 2023 and as of and for the six months ended June 30, 2024 were converted to U.S. dollars using the BSP Reference Rate quoted on in the BSP’s Reference Exchange Rate Bulletin as of June 30, 2024 of ₱58.868 = $1.00. As of January 31, 2025, the Peso/U.S. dollar exchange rate was at ₱58.362 = $1.00.

Unless the context otherwise requires, all references in this section to “HOA,” “we,” “us,” or “our” refer to HOA and its subsidiaries prior to the closing of the Business Combination.

Overview

HOA is a company with limited liability incorporated under the laws of the Philippines on June 8, 2011. HOA serves as the developer and operator of Hotel101-branded properties in the Philippines and also operates other hotels in the Philippines. On January 21, 2025, DoubleDragon transferred 216,000 common shares of HOA, representing 40% of the share capital of HOA, to Hotel101 Global as part of the Restructuring. HOA is a material associate of Hotel101 Global. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements.

As of June 30, 2024, HOA had two operating Hotel101-branded hotels, namely Hotel101-Manila and Hotel101-Fort, and seven additional Hotel101-branded hotels under various stages of development in the Philippines, namely Hotel101-Libis, Hotel101-Davao, Hotel101-Cebu Mactan Airport, Hotel101-Palawan, Hotel101 Resort-Boracay Newcoast, Hotel101-Bohol and Hotel101-Baguio. As of June 30, 2024, HOA also operated Jinjiang Inn-Ortigas, Jinjiang Inn-Makati, Jinjiang Inn-Boracay Station 1 and Injap Tower in the Philippines.

FACTORS AFFECTING RESULTS OF OPERATIONS

HOA’s results of operations are affected by a variety of factors. Set out below is a discussion of the most significant factors that have affected HOA’s results in the past and which HOA expects to affect HOA’s financial results in the future. Factors other than those set out below could also have a significant impact on HOA’s results of operations and financial condition in the future. See “Risk Factors.”

Growth of hospitality operations

As of June 30, 2024, HOA, through Hotel 101 Management Corporation, operated Injap Tower Hotel, Jinjiang Inn-Ortigas, Jinjiang Inn-Makati, Jinjiang Inn-Boracay Station 1, Hotel101-Manila and Hotel101-Fort. HOA’s room revenues increased from ₱422.2 million for the year ended December 31, 2022 to ₱613.5 million ($10.4 million) for the year ended December 31, 2023 and from ₱265.4 million for the six months ended June 30, 2023 to ₱373.6 million ($6.4 million) for the six months ended June 30, 2024, primarily due to the opening of Hotel101-Fort in August 2023 and increase in occupancy. As of June 30, 2024, HOA had three hotels under construction, including Hotel101-Libis, Hotel101-Davao, and Hotel101-Cebu Mactan Airport, and five hotels in the planning and development stages, including Hotel101-Palawan, Hotel101 Resort-Boracay Newcoast, Hotel101-Bohol, Hotel101-Baguio, and Jinjiang Inn-Boracay Newcoast. See “Business — Hospitality — Future Hotel Developments.”

Philippine macroeconomic conditions and trends

All of HOA’s hospitality projects are located in the Philippines and, as a result, its operations are significantly affected, and will continue to be significantly affected, by macroeconomic conditions in the Philippines. Growth in HOA’s hospitality operations depends on several factors, including the increase in international and domestic tourism, the completion of the transport infrastructure projects for improved access, and the general political stability and security situation in the Philippines. In particular, HOA’s hotels under the “Jinjiang Inn” brand specifically target Chinese tourists, and are affected by the Philippines’ relations with China as well as global events such as the COVID-19 pandemic.

Competition

HOA faces significant competition in the Philippine property market. In particular, HOA competes with other developers in locating and acquiring, or entering into joint venture arrangements to develop, parcels of prime commercial property of suitable size in locations and at attractive prices. This is particularly true for land located in urbanized areas (including first class municipalities and second- and third-class cities) throughout the Philippines. HOA’s continued growth also depends on its ability to either acquire prime commercial land of suitable size at attractive prices or enter into joint venture agreements with land-owning partners under terms that can yield reasonable returns. If the Philippine economy continues to grow and if demand for hospitality properties remains relatively strong, HOA expects that competition among developers for land reserves that are suitable for development (whether through acquisitions or joint venture agreements) will intensify and that land acquisition costs will increase as a result.

In the event that HOA is unable to acquire suitable land at acceptable prices or enter into joint ventures with landowners, its long-term growth prospects could be limited and its business and results of operations could be adversely affected. HOA competes with other 3-star hotels operating within the areas where HOA currently operates such as the Manila Bay Area, Pasay City, Makati City, Iloilo City, Ortigas, Pasig City, Taguig City, and Boracay, Malay, Aklan in the Philippines. As a result, the competition that HOA faces could have a material adverse effect on HOA’s results of operations.

Price volatility of construction materials and other development costs

HOA’s expenses are affected by the price of construction materials such as steel, tiles and cement, as well as fluctuations in electricity and energy prices, particularly in connection with the construction of its hotels. While HOA, as a matter of policy, attempts to fix the cost of materials components in its agreements with contractors or enters into turnkey agreements with its contractors, in cases where demand for steel, tiles and cement are high or when there are shortages in supply, the contractors that HOA hires for construction or development work may be compelled to raise their contract prices. Rising costs for any construction materials or any increase in the cost of labor will impact HOA’s construction costs.

Valuation of investment property

HOA’s investment properties are stated at their fair value on its consolidated statements of financial position as non-current assets as of each statement of financial position date on the basis of valuations by an accredited independent appraiser. Gains or losses arising from changes in the fair value of HOA’s investment properties are accounted for as change in fair value of investment property in HOA’s consolidated statements of comprehensive income, which may have a substantial effect on its profits. While property prices in the Manila Bay area have been on the rise in recent years as the area continues to develop, property prices may stabilize in the future, which could result in lower changes in fair value of HOA’s property. Property under construction or development for future use as an investment property is classified as ‘construction in progress’. If the fair value cannot be reliably determined, the investment property under development will be measured at cost until such time as fair value can be determined or development is completed, at which time any difference between the fair value and the carrying amount will be recognized in profit or loss for that period. Property valuation involves the exercise of professional judgement and requires the use of certain bases and assumptions. The valuer uses the market data approach for land and buildings. The market data approach is based on the sale prices and listings of comparable property situated within the immediate vicinity of the subject property. The fair value of HOA’s investment properties may have been higher or lower if the valuer had used a different valuation methodology or if the valuation had been conducted by other qualified independent professional valuers using a different valuation methodology. In addition, upward revaluation adjustments reflecting unrealized capital gains on

HOA’s investment properties as of the relevant statement of financial position date are not profit generated from the sales or rentals of HOA’s investment properties and do not generate any cash inflow to HOA until such investment properties are disposed of at similarly revalued amounts. The amounts of revaluation adjustments have been, and may continue to be, significantly affected by the prevailing property markets and may decrease or increase.

Availability and cost of land

HOA’s future growth and development are dependent, in part, on its ability to acquire additional tracts of land suitable for HOA’s future hospitality projects. There is a high level of scarcity covering prime commercial property in the Philippines and HOA will require additional prime properties across the Philippines to achieve its expansion plans for its hospitality business. As of June 30, 2024, HOA has 4.81 hectares of land bank spread across the Philippines.

When HOA attempts to locate sites for development, it may experience difficulty locating parcels of land of suitable size in locations and at prices acceptable to HOA, particularly parcels of land located in urban areas (including first class municipalities and second- and third-class cities) throughout the Philippines. Furthermore, land acquired by HOA may have pre-existing tenants or obligations that prevent immediate commencement of new developments. In the event that HOA is unable to acquire suitable land at prices and in locations that are attractive to HOA, or at all, its growth prospects could be limited and its business and results of operations could be adversely affected.

Laws and regulations affecting the real estate industry

HOA’s operations and growth strategy may be affected by changes in laws and regulations generally affecting the real estate industry. To develop its investment properties, HOA is required to obtain various permits and licenses, including environmental certificates, construction permits, and other permits and licenses from various local governments and agencies. Any changes in the Philippine Government regulation or policy (including that of any local government unit) or any major disruption such as a pandemic or other outbreak of disease which may cause the Philippine Government offices to shut down or adversely affect access to construction sites, may affect HOA’s ability to obtain the necessary permits and licenses on a timely basis.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of HOA. Critical accounting policies are those that are both (i) relevant to the presentation of HOA’s financial condition and results of operations and (ii) require management’s most difficult, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgements become even more subjective and complex. To provide an understanding of how HOA’s management forms its judgements about future events, including the variables and assumptions underlying its estimates, and the sensitivity of those judgements to different circumstances, the critical accounting policies discussed below have been identified. While HOA believes that all aspects of HOA’s consolidated financial statements should be studied and understood in assessing its current and expected financial condition and results of operations, HOA believes that the critical accounting policies warrant particular attention.

For information on HOA’s significant accounting policies and significant accounting judgements and estimates, see Note 4 to HOA’s audited consolidated financial statements and unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

DESCRIPTION OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME LINE ITEMS

The following table sets forth details for HOA’s revenues and other income line items for the periods presented:

	For the year ended December 31,			For the six months ended June 30,
	2022(1)	2023	2023	2023	2024	2024
	(₱)	(₱)	($)(2)	(₱)	(₱)	($)(2)
	(millions)
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
INCOME
Real estate sales	1,125.5	1,296.1	22.0	562.2	502.2	8.5
Room revenues	422.2	613.5	10.4	265.4	373.6	6.4
Unrealized gain from change in fair value of investment property	11.9	233.0	4.0	—	—	—
Interest income	99.8	144.1	2.4	28.3	7.8	0.1
Room meals	56.7	58.1	1.0	27.5	33.1	0.6
Rent income	8.3	12.5	0.2	5.4	9.5	0.2
Food and beverage	3.8	3.8	0.1	2.1	2.0	0.0
Other income	10.5	28.9	0.5	11.8	12.7	0.2
Total Income	1,738.7	2,390.0	40.6	902.7	940.9	16.0
COSTS AND EXPENSES
Cost of real estate sales	693.8	606.7	10.3	314.7	274.4	4.7
Cost of hotel operations	340.6	503.4	8.6	210.0	291.4	5.0
General and administrative expenses	256.1	246.5	4.2	98.7	127.1	2.1
Selling expenses	14.9	13.4	0.2	6.9	5.4	0.1
Equity in net loss of an associate	18.0	4.2	0.1	42.1	12.3	0.2
Franchise management fees	1.5	1.9	0.0	0.8	1.0	0.0
Interest expense	77.9	159.5	2.7	63.7	86.5	1.5
Total Costs and Expenses	1,402.8	1,535.6	26.1	736.9	798.1	13.6
Income before Income Tax	335.9	854.4	14.5	165.8	142.8	2.4
INCOME TAX EXPENSE
Current	21.6	34.8	0.6	47.5	16.2	0.3
Deferred	61.3	113.0	1.9	—	(1.3)	(0.0)
	82.9	147.8	2.5	47.5	14.9	0.3
Net Income	253.0	706.6	12.0	118.3	127.9	2.1
OTHER COMPREHENSIVE INCOME
Items that can be reclassified to profit or loss
Gain (loss) on exchange differences on translation of foreign operations	0.8	2.0	0.0	(1.3)	6.0	0.1
Deferred tax effect on gain (loss) from translation of foreign operations	(0.2)	(0.5)	0.0	0.3	(1.5)	(0.0)
	0.6	1.5	0.0	(1.0)	4.5	0.1

	For the year ended December 31,			For the six months ended June 30,
	2022(1)	2023	2023	2023	2024	2024
	(₱)	(₱)	($)(2)	(₱)	(₱)	($)(2)
	(millions)
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Items that will never be reclassified to profit or loss
Remeasurement gain (loss) on defined benefit liability	1.5	(0.1)	0.0	—	—	—
Deferred tax effect on remeasurement gain (loss) on defined benefit liability	(0.3)	0.0	0.0	—	—	—
	1.2	(0.1)	0.0	—	—	—
	1.8	1.4	0.0	(1.0)	4.5	0.1
Total Comprehensive Income	254.8	708.0	12.0	117.3	132.4	2.2
Total Net Income (Loss) attributable to:
Equity holders of HOA	254.3	708.2	12.0	119.0	128.7	2.1
Non-controlling interest	(1.3)	(1.6)	0.0	(0.7)	(0.8)	(0.0)
	253.0	706.6	12.0	118.3	127.9	2.1
Total Comprehensive Income (Loss) attributable to:
Equity holders of HOA	256.1	709.6	12.0	118.0	133.2	2.2
Non-controlling interest	(1.3)	(1.6)	0.0	(0.7)	(0.8)	(0.0)
	254.8	708.0	12.0	117.3	132.4	2.2

____________

Notes:

(1)      HOA’s audited consolidated financial statements have been prepared for the first time in compliance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The new significant accounting policies under IFRS are disclosed in Note 3 to HOA’s audited consolidated financial statements for the years ended December 31, 2023 and 2022, which are included elsewhere in this proxy statement/prospectus, while Note 32 to HOA’s audited consolidated financial statements for the years ended December 31, 2023 and 2022 explains adjustments made by HOA in preparing its IFRS opening consolidated balance sheet as at January 1, 2022 and in restating its consolidated financial statements for the year ended December 31, 2022, which were prepared in accordance with Philippine Financial Reporting Standards (“PFRS”), as modified by the application of the financial reporting reliefs issued and approved by the Philippine SEC in response to the COVID-19 pandemic. For further details, see Note 32 to HOA’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

(2)      The translation of Philippine peso amounts into U.S. dollars is provided for convenience only and is unaudited. Amounts in Philippine pesos were converted to U.S. dollars on the basis of the rate for the conversion quoted in the BSP Daily Reference Exchange Rate Bulletin as of June 30, 2024 of ₱58.868 = $1.00. See “Exchange Rates.”

The gross revenue from HOA’s main business activities (as a percentage of total revenues) for the years ended December 31, 2022 and 2023 and six months ended June 30, 2024 and 2023 are presented in the table below:

	For the year ended December 31,		For the six months ended June 30,
	2022(1)	2023	2023	2024
	(%)
Real estate sales	64.7	54.2	62.3	53.4
Room revenues	24.3	25.7	29.4	39.7
Room meals	3.3	2.4	3.0	3.5
Total	92.3	82.3	94.7	96.6

____________

Note:

(1)      HOA’s audited consolidated financial statements have been prepared for the first time in compliance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The new significant accounting policies under IFRS are disclosed in Note 3 to HOA’s audited consolidated financial statements for the years ended December 31, 2023 and 2022, which are included elsewhere in this proxy statement/prospectus, while Note 32 to HOA’s audited consolidated financial statements for the years ended December 31, 2023 and 2022 explains adjustments made by HOA in preparing its IFRS opening consolidated balance sheet as at January 1, 2022 and in restating its consolidated financial statements for the year ended December 31, 2022, which were prepared in accordance with PFRS, as modified by the application of the financial reporting reliefs issued and approved by the Philippine SEC in response to the COVID-19 pandemic. For further details, see Note 32 to HOA’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Real estate sales

HOA’s real estate sales primarily comprise revenues from the sale of real estate projects under the pre-completion stage, which are recognized over time during the construction period (or percentage of completion) since, based on the terms and conditions of its contracts with buyers, HOA’s performance does not create an asset with an alternative use and HOA has an enforceable right to payment for performance completed to date.

Room revenues

HOA’s room revenues from hotel operations are based on actual occupancy and primarily comprise revenues received from operational hotels under its management, which include Injap Tower Hotel, Jinjiang Inn-Ortigas, Jinjiang Inn-Makati, Jinjiang Inn-Boracay Station 1, Hotel101-Manila and Hotel101-Fort.

Room meals and food and beverage

HOA’s room meals and food and beverage revenues from hotel operations comprise revenues from room meals ordered and the sale of food and beverage, respectively, at its operational hotels, which include Injap Tower Hotel, Jinjiang Inn-Ortigas, Jinjiang Inn-Makati, Jinjiang Inn-Boracay Station 1, Hotel101-Manila and Hotel101-Fort.

Rent income

HOA’s rent income from investment properties comprises rent from the sublease of part of its retail commercial space and income under various noncancellable operating lease agreements entered into between HOA and concessionaires located on the ground floor of Hotel101-Fort, Hotel101-Manila and Jinjiang Inn-Ortigas, equivalent to 6% to 12% of such concessionaire’s total gross sales. Rent income is recognized on a straight-line basis over the lease term or based on a certain percentage of the gross revenue of tenants, as provided under the terms of the lease contract.

Unrealized gain from changes in fair values of investment property

HOA’s investment properties pertain to commercial units in Hotel101-Manila and Hotel101-Fort. Gains or losses arising from changes in the fair values of HOA’s investment properties are included in HOA’s statements of income in the period in which they arise. Investment property is initially measured at cost including certain transaction costs. Subsequent to initial recognition, investment property is stated at fair value, which reflects market conditions at the reporting date. The fair value of investment property is determined by independent real estate valuation experts based on recent real estate transactions with similar characteristics and location to HOA’s investment properties.

Interest income

HOA’s interest income primarily includes interest earned from HOA’s cash in banks and interest income from discounting of receivables.

Other income

Other income consists of income other than those generated in the ordinary course of business and primarily comprise income from forfeitures, common usage service area fees, transport income and other service income.

Cost of real estate sales

HOA’s cost of real estate sales primarily consists of construction costs, costs to obtain contract, which represent commissions paid to brokers and marketing agents on the sale of pre-completed real estate units, land costs, land development costs, and other project costs related to hotels under various stages of development in the Philippines.

Cost of hotel operations

HOA’s cost of hotel operations primarily consists of rent, which includes unit owners’ share in revenues in Injap Tower Hotel, Hotel101-Manila and Hotel101-Fort, which is equivalent to a fixed rate of room revenues, net of VAT and other applicable taxes as stipulated in the agreement entered between HOA and the unit owners, outside services, utilities, booking commission, room meals, laundry and pressing, direct salaries and wages, room supplies, and consumable items used in HOA’s hotel operations.

General and administrative expenses

General and administrative expenses primarily consist of general and administrative allocated costs for all administrative, manpower, managerial and other overhead costs and expenses of DoubleDragon Corporation for the benefit of HOA, taxes and licenses, depreciation and amortization, salaries, wages and employee benefits, bank charges, repairs and maintenance, professional fees, processing, sponsorship, utilities, representation, travel and transportation, insurance, contracted services, and other miscellaneous expenses.

Selling expenses

Selling expenses primarily consist of commissions paid to brokers and marketing agents which were not capitalized as part of the cost of real estate sales, and expenses relating to the advertisement and marketing of HOA’s projects.

Franchise management fees

Franchise management fees primarily consist of payments made to the owner of the “Jinjiang Inn” brand.

Interest expense

Interest expense primarily comprise interest associated with interest-bearing cash advances received from DoubleDragon for HOA’s working capital requirements, HOA’s loan obtained to finance the construction of Jinjiang Inn-Ortigas and lease liabilities.

RESULTS OF OPERATIONS

Six months ended June 30, 2024 compared to the six months ended June 30, 2023

Income

HOA’s total income increased by ₱38.2 million ($0.6 million), or 4.2%, to ₱940.9 million ($16.0 million) for the six months ended June 30, 2024, compared to ₱902.7 million for the six months ended June 30, 2023, primarily due to the increase in room revenues, room meals, rent income and other revenues from HOA’s hospitality operations.

HOA’s real estate sales decreased by ₱60.0 million ($1.0 million), or 10.7%, to ₱502.2 million ($8.5 million) for the six months ended June 30, 2024, compared to ₱562.2 million for the six months ended June 30, 2023, primarily due to the limited remaining units of inventory left for sale, and also due to the timing of recognition based on construction completion.

HOA’s room revenues increased by ₱108.2 million ($1.8 million), or 40.8%, to ₱373.6 million ($6.4 million) for the six months ended June 30, 2024, compared to ₱265.4 million for the six months ended June 30, 2023, primarily due to the higher hotel occupancy rate of HOA’s operational hotels and the opening of a new hotel, Hotel101-Fort, in August 2023.

HOA’s interest income decreased by ₱20.5 million ($0.3 million), or 72.3%, to ₱7.8 million ($0.1 million) for the six months ended June 30, 2024, compared to ₱28.3 million for the six months ended June 30, 2023, mainly due to lower interest income from discounting of receivables.

HOA’s room meals income increased by ₱5.6 million ($0.1 million), or 20.4%, to ₱33.1 million ($0.6 million) for the six months ended June 30, 2024, compared to ₱27.5 million for the six months ended June 30, 2023, primarily due to the higher hotel occupancy rate of HOA’s operational hotels and the opening of a new hotel, Hotel101-Fort, in 2023.

HOA’s rent income increased by ₱4.0 million ($0.1 million), or 74.4%, to ₱9.5 million ($0.2 million) for the six months ended June 30, 2024, compared to ₱5.4 million for the six months ended June 30, 2023, primarily due to the increase in rent income based on lessee’s sales and additional rent income from Hotel101-Fort’s commercial units.

HOA’s food and beverage income decreased by ₱0.1 million, or 3.5% to ₱2.0 million for the six months ended June 30, 2024, compared to ₱2.1 million for the six months ended June 30, 2023, primarily due to the higher occupancy rate of HOA’s operational hotels and additional income from its new operating hotel, Hotel101-Fort.

HOA’s other income increased by ₱0.9 million, or 7.4%, to ₱12.7 million ($0.2 million) for the six months ended June 30, 2024, compared to ₱11.8 million for the six months ended June 30, 2023, primarily due to the increase in income from common usage service areas fees, massage income and other hotel operating income.

Cost and expenses

HOA’s costs and expenses increased by ₱61.2 million ($1.0 million), or 8.3%, to ₱798.1 million ($13.6 million) for the six months ended June 30, 2024, compared to ₱736.9 million for the six months ended June 30, 2023, mainly due to the increase in the cost of hotel operations, general and administrative expenses and interest expenses.

HOA’s cost of real estate sales decreased by ₱40.3 million ($0.7 million), or 12.8%, to ₱274.4 million ($4.7 million) for the six months ended June 30, 2024, compared to ₱314.7 million for the six months ended June 30, 2023, which corresponds with the decrease in real estate sales for the six months ended June 30, 2024.

HOA’s cost of hotel operations increased by ₱81.5 million ($1.4 million), or 38.8%, to ₱291.4 million ($5.0 million) for the six months ended June 30, 2024, compared to ₱210.0 million for the six months ended June 30, 2023, mainly due to the operating expenses for Hotel101-Fort, which opened in 2023, and the increase in other costs, such as rent mainly due to the increase in income share to unit owners, outsourced services, utilities, room meals, booking commission and other cost of hotel operations as a result of higher occupancy.

HOA’s general and administrative expenses increased by ₱28.4 million ($0.5 million), or 28.8%, to ₱127.1 million ($2.1 million) for the six months ended June 30, 2024, compared to ₱98.7 million for the six months ended June 30, 2023, mainly due to the increase in general and administrative allocated costs, depreciation and amortization, bank charges, and salaries, wages and employee benefits, partially offset by the decrease in taxes and licenses.

HOA’s selling expenses decreased by ₱1.5 million, or 21.7%, to ₱5.4 million ($0.1 million) for the six months ended June 30, 2024, compared to ₱6.9 million for the six months ended June 30, 2023, mainly due to lower broker’s commissions and advertising expenses.

HOA’s equity in net loss of an associate decreased by ₱29.8 million ($0.5 million), or 70.8%, to ₱12.3 million ($0.2 million) for the six months ended June 30, 2024, compared to ₱42.1 million for the six months ended June 30, 2023, mainly due to lower net losses of HOA’s associates for the six months ended June 30, 2024.

HOA’s franchise management fees increased by ₱0.3 million, or 34.1%, to ₱1.0 million for the six months ended June 30, 2024, compared to ₱0.8 million for the six months ended June 30, 2023, mainly due to higher room revenues from its “Jinjiang Inn” operations as a result of higher occupancy.

HOA’s interest expense increased by ₱22.7 million ($0.4 million), or 35.7%, to ₱86.5 million ($1.5 million) for the six months ended June 30, 2024, compared to ₱63.7 million for the six months ended June 30, 2023, primarily due to the increase in interest expenses from advances received from DoubleDragon for HOA’s working capital requirements.

Income before income tax

As a result of the foregoing, HOA’s income before income tax decreased by ₱23.0 million ($0.4 million), or 13.9%, to ₱142.8 million ($2.4 million) for the six months ended June 30, 2024, compared to ₱165.8 million for the six months ended June 30, 2023.

Income tax expense

HOA’s income tax expense decreased by ₱32.6 million ($0.6 million), or 68.7%, to ₱14.9 million ($0.3 million) for the six months ended June 30, 2024, compared to ₱47.5 million for the six months ended June 30, 2023, due to lower current income tax expense from HOA’s lower taxable income and deferred tax benefit for the period mainly from the change in excess of financial realized gross profit over taxable profit.

Net income

As a result of the foregoing, HOA recorded net income of ₱127.9 million ($2.1 million) for the six months ended June 30, 2024, an increase of ₱9.6 million ($0.2 million), or 8.1%, from ₱118.3 million for the six months ended June 30, 2023.

Year ended December 31, 2023 compared to the year ended December 31, 2022

Income

HOA’s total income increased by ₱651.3 million ($11.1 million), or 37.5%, to ₱2,390.0 million ($40.6 million) for the year ended December 31, 2023, compared to ₱1,738.7 million for the year ended December 31, 2022, primarily due to the increase in real estate sales, room revenues, unrealized gain from change in fair value of investment properties and other revenues from HOA’s hospitality operations.

HOA’s real estate sales increased by ₱170.6 million ($2.9 million), or 15.2%, to ₱1,296.1 million ($22.0 million) for the year ended December 31, 2023, compared to ₱1,125.5 million for the year ended December 31, 2022, primarily due to higher real estate sales from Hotel101 projects under construction.

HOA’s room revenues increased by ₱191.4 million ($3.3 million), or 45.3%, to ₱613.5 million ($10.4 million) for the year ended December 31, 2023, compared to ₱422.2 million for the year ended December 31, 2022, primarily due to the higher hotel occupancy rate of HOA’s operational hotels and the opening of a new hotel, Hotel101-Fort, in August 2023.

HOA’s unrealized gain from change in fair value of investment property increased by ₱221.1 million ($3.8 million), or 1,861.3%, to ₱233.0 million ($4.0 million) for the year ended December 31, 2023, compared to ₱11.9 million for the year ended December 31, 2022, primarily due to the increase in fair value of investment properties, being the commercial units in Hotel101-Manila and the completion of commercial units in Hotel101-Fort.

HOA’s interest income increased by ₱44.3 million ($0.8 million), or 44.4%, to ₱144.1 million ($2.4 million) for the year ended December 31, 2023, compared to ₱99.8 million for the year ended December 31, 2022, mainly due to lower interest income from discounting of receivables.

HOA’s room meals income increased by ₱1.4 million, or 2.5%, to ₱58.1 million ($1.0 million) for the year ended December 31, 2023, compared to ₱56.7 million for the year ended December 31, 2022, primarily due to the higher hotel occupancy rate of HOA’s operational hotels and the opening of a new hotel, Hotel101-Fort, in 2023.

HOA’s rent income increased by ₱4.1 million ($0.1 million), or 49.8%, to ₱12.5 million ($0.2 million) for the year ended December 31, 2023, compared to ₱8.3 million for the year ended December 31, 2022, due to the increase in rent income based on lessee’s sales and additional rent income from Hotel101-Fort’s commercial units.

HOA’s food and beverage income remained at ₱3.8 million ($0.1 million) for the year ended December 31, 2023 and the year ended December 31, 2022.

HOA’s other income increased by ₱18.3 million ($0.3 million), or 173.2%, to ₱28.9 million ($0.5 million) for the year ended December 31, 2023, compared to ₱10.5 million for the year ended December 31, 2022, primarily due to increases in income from forfeitures, transportation income and other hotel operating income.

Cost and expenses

HOA’s costs and expenses increased by ₱132.8 million ($2.3 million), or 9.5%, to ₱1,535.6 million ($26.1 million) for the year ended December 31, 2023, compared to ₱1,402.8 million for the year ended December 31, 2022, mainly due to increases in the cost of hotel operations and interest expenses.

HOA’s cost of real estate sales decreased by ₱87.1 million ($1.5 million), or 12.6%, to ₱606.7 million ($10.3 million) for the year ended December 31, 2023, compared to ₱693.8 million for the year ended December 31, 2022, primarily due to the lower percentage of projects under construction completed as most projects were near construction completion.

HOA’s cost of hotel operations increased by ₱162.8 million ($2.8 million), or 47.8%, to ₱503.4 million ($8.6 million) for the year ended December 31, 2023, compared to ₱340.6 million for the year ended December 31, 2022, mainly due to the operating expenses for Hotel101-Fort, which opened in 2023, and increases in other costs, such as rent mainly due to the increase in income share to unit owners, outsourced services and utilities as a result of higher occupancy.

HOA’s general and administrative expenses decreased by ₱9.6 million ($0.2 million), or 3.8%, to ₱246.5 million ($4.2 million) for the year ended December 31, 2023, compared to ₱256.1 million for the year ended December 31, 2022, mainly due to decreases in taxes and licenses, general and administrative allocated costs and repairs and maintenance, which were partially offset by an increase in bank charges.

HOA’s selling expenses decreased by ₱1.5 million, or 9.8%, to ₱13.4 million ($0.2 million) for the year ended December 31, 2023, compared to ₱14.9 million for the year ended December 31, 2022, mainly due to lower broker’s commissions, marketing expenses and representation expenses during 2023.

HOA’s equity in net loss of an associate decreased by ₱13.7 million ($0.2 million), or 76.4%, to ₱4.2 million ($0.1 million) for the year ended December 31, 2023, compared to ₱18.0 million for the year ended December 31, 2022, mainly due to lower net losses of HOA’s associates.

HOA’s franchise management fees increased by ₱0.3 million, or 22.3%, to ₱1.9 million for the year ended December 31, 2023, compared to ₱1.5 million for the year ended December 31, 2022, mainly due to higher room revenues from its “Jinjiang Inn” operations as a result of higher occupancy.

HOA’s interest expense increased by ₱81.6 million ($1.4 million), or 104.7%, to ₱159.5 million ($2.7 million) for the year ended December 31, 2023, compared to ₱77.9 million for the year ended December 31, 2022, primarily due to the increase in interest expenses from advances received from DoubleDragon for HOA’s working capital requirements.

Income before income tax

As a result of the foregoing, HOA’s income before income tax increased by ₱518.5 million ($8.8 million), or 154.3%, to ₱854.4 million ($14.5 million) for the year ended December 31, 2023, compared to ₱335.9 million for the year ended December 31, 2022.

Income tax expense

HOA’s income tax expense increased by ₱64.9 million ($1.1 million), or 78.3%, to ₱147.8 million ($2.5 million) for the year ended December 31, 2023, compared to ₱82.9 million for the year ended December 31, 2022, due to higher current income tax expense from HOA’s higher taxable income in 2023 and higher deferred tax expense from the increase in deferred tax liabilities mainly from unrealized gain from change in fair value of investment property and excess of financial realized gross profit over taxable realized gross profit.

Net income

As a result of the foregoing, HOA recorded net income of ₱706.6 million ($12.0 million) for the year ended December 31, 2023, an increase of ₱453.6 million ($7.7 million), or 179.2%, from ₱253.0 million for the year ended December 31, 2022.

FINANCIAL POSITION

The following table sets forth selected information from HOA’s consolidated statements of financial position as of June 30, 2024, December 31, 2023 and 2022 and January 1, 2022:

	As of January 1,	As of December 31,			As of June 30,
	2022(1)	2022(1)	2023	2023	2024	2024
	₱	₱	₱	$(2)	₱	$(2)
	(millions)
	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash	348.6	439.6	226.4	3.9	253.7	4.3
Receivables	1,093.3	1,632.9	1,705.3	29.0	1,819.6	30.9
Due from related parties	417.6	606.8	1.9	0.0	11.2	0.2
Inventories	1,093.7	1,303.4	1,336.5	22.7	1,534.1	26.1
Advances to contractors	328.0	468.9	1,115.3	18.9	1,179.1	20.0
Prepaid expenses and other current assets	199.7	169.8	215.9	3.7	310.3	5.3
Total Current Assets	3,480.9	4,621.4	4,601.3	78.2	5,108.0	86.8
Noncurrent Assets
Installment contracts receivable – noncurrent	—	49.2	303.5	5.1	269.8	4.6
Property and equipment – net	390.8	382.0	628.8	10.7	619.7	10.5
Investment in associates	488.8	572.6	569.5	9.7	561.9	9.5
Investment property	119.3	132.5	546.7	9.3	546.7	9.3
Deposits for land acquisition	164.7	164.7	164.7	2.8	164.7	2.8
Deferred tax assets	52.6	93.2	75.4	1.3	61.5	1.0
Other noncurrent assets	25.5	21.2	25.2	0.4	22.2	0.4
Total Noncurrent Assets	1,241.7	1,415.4	2,313.8	39.3	2,246.5	38.1
Total Assets	4,722.6	6,036.8	6,915.1	117.5	7,354.5	124.9
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and other current liabilities	2,097.0	2,872.4	3,611.3	61.3	3,980.4	67.6
Lease liabilities	1.3	—	6.0	0.1	6.3	0.1
Notes payable	15.2	7.9	5.6	0.1	1.4	0.0
Income tax payable	3.2	0.1	16.6	0.3	23.2	0.4
Customers’ deposits	134.6	209.3	187.6	3.2	184.0	3.1
Collection in excess of cost – current	337.5	67.8	69.5	1.2	37.4	0.6
Due to related parties – current	6.3	7.3	322.8	5.5	241.8	4.1
Retention payable – current	59.9	89.7	42.4	0.7	61.2	1.0
Total Current Liabilities	2,655.0	3,254.5	4,261.8	72.4	4,535.7	76.9

	As of January 1,	As of December 31,			As of June 30,
	2022(1)	2022(1)	2023	2023	2024	2024
	₱	₱	₱	$(2)	₱	$(2)
	(millions)
	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
Noncurrent Liabilities
Due to related parties – net of current portion	1,057.7	1,496.6	691.8	11.8	691.7	11.8
Lease liabilities – net of current portion	—	—	15.6	0.2	12.4	0.2
Retention payable – net of current portion	34.8	34.8	101.2	1.7	101.2	1.7
Deferred tax liabilities	84.1	186.5	282.0	4.8	268.3	4.6
Collection in excess of cost – noncurrent	46.2	83.9	16.0	0.3	23.5	0.4
Other noncurrent liabilities	3.9	3.2	16.5	0.3	59.0	1.0
Notes payable – net of current portion	12.8	5.5	—	—	—	—
Total Noncurrent Liabilities	1,239.5	1,810.5	1,123.1	19.1	1,156.1	19.7
Total Liabilities	3,894.5	5,065.0	5,384.9	91.5	5,691.8	96.6
Equity Attributable to Equity Holders of HOA:
Capital stock	550.8	550.8	550.8	9.4	550.8	9.4
Retained earnings	269.0	412.3	971.6	16.5	1,100.4	18.7
Remeasurement gain on defined benefit liability – net of tax	1.2	2.3	2.3	0.0	2.3	0.0
Translation reserve	(0.0)	0.6	1.5	0.0	6.0	0.1
	821.0	966.0	1,526.2	25.9	1,659.5	28.2
Non-controlling interest	7.1	5.8	4.0	0.1	3.2	0.1
Total Equity	828.1	971.8	1,530.2	26.0	1,662.7	28.3
Total Liabilities and Equity	4,722.6	6,036.8	6,915.1	117.5	7,354.5	124.9

____________

Notes:

(1)      HOA’s audited consolidated financial statements have been prepared for the first time in compliance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The new significant accounting policies under IFRS are disclosed in Note 3 to HOA’s audited consolidated financial statements for the years ended December 31, 2023 and 2022, which are included elsewhere in this proxy statement/prospectus, while Note 32 to HOA’s audited consolidated financial statements for the years ended December 31, 2023 and 2022 explains adjustments made by HOA in preparing its IFRS opening consolidated balance sheet as at January 1, 2022 and in restating its consolidated financial statements for the year ended December 31, 2022, which were prepared in accordance with PFRS, as modified by the application of the financial reporting reliefs issued and approved by the Philippine SEC in response to the COVID-19 pandemic. For further details, see Note 32 to HOA’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

(2)      The translation of Philippine peso amounts into U.S. dollars is provided for convenience only and is unaudited. Amounts in Philippine pesos were converted to U.S. dollars on the basis of the rate for the conversion quoted in the BSP Daily Reference Exchange Rate Bulletin as of June 30, 2024 of ₱58.868 = $1.00. See “Exchange Rates.”

Cash

HOA’s cash comprises cash on hand and cash in banks. Cash in banks earn annual interest at the respective bank deposit rates.

Receivables

HOA’s receivables comprises installment contracts receivables, receivables from hotel operations, unit owners, tenants, and related parties, and other receivables. Installment contracts receivable pertains to receivables from the sale of condominium hotel units, collectible in monthly installments over a period of one to three years. Receivables from hotel operations consist of receivables from corporate hotel guests and are non-interest bearing and generally settled within 30 days. Receivable from unit owners pertains to real property taxes in Hotel101-Manila and Hotel101-Fort paid by HOA on behalf of the unit owners. Receivable from tenants include rent, utilities, common usage service area fees and other charges billed to tenants, which are generally collectible within 30 days. Other receivables include accrued rent income and receivable from concessionaires.

Due from related parties

HOA’s due from related parties comprises of receivables from Hotel101 Global and reimbursements pertaining to various operating expenses advanced by HOA, which are generally settled upon demand.

Inventories

HOA’s inventories comprises real estate inventories and hotel inventories. Real estate inventories represent the cost of construction, cost of land, and development of completed condominium hotel (condotel) units of certain Hotel101 projects in the Philippines. Hotel inventories mainly consist of consumable items used in HOA’s hotel operations.

Advances to contractors

HOA’s advances to contractors comprises primarily amounts paid to contractors as downpayment for the construction and development of condotel units of certain Hotel101 and Jinjiang Inn projects. The account also includes advance payments for soil investigation, excavation, surveying, geotechnical, traffic impact assessment and relocation for Hotel101 and Jinjiang Inn projects. These advances are expected to be utilized upon completion of the contracts.

Prepaid expenses and other current assets

HOA’s prepaid expenses and other current assets comprises of prepaid income taxes, prepaid insurance, prepaid real property taxes, input VAT, advances to suppliers, deferred input VAT, output VAT receivable, cost to obtain contract, refundable deposits and other current assets. Cost to obtain contract represents commissions paid to brokers and marketing agents on the sale of pre-completed real estate units and is charged to cost of real estate sales in the period in which the related revenue is recognized as earned. See Note 9 to HOA’s audited consolidated financial statements and HOA’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for further details.

Property and equipment

HOA’s property and equipment includes condotel units, which pertains to amenities, conference rooms, gyms, garden decks and swimming pools, office furniture and equipment, leasehold improvements, room fixtures and components, operating equipment and right-of-use assets. The right-of-use assets are recognized at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized.

Investment in associates

HOA’s investment in associates comprises its 40% equity interest in Contemporain Development Corporation, which it acquired in 2017, and its 33.33% equity interest of Hotel101 Global Pte. Ltd., which it acquired in 2022. HOA’s investment in associates is accounted for using the equity method.

Investment property

HOA’s investment properties pertain to the land and building of Jinjiang Inn-Ortigas and commercial units in Hotel101-Manila and Hotel101-Fort. See Note 12 to HOA’s audited consolidated financial statements and HOA’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for further details.

Deposits for land acquisition

HOA’s deposits for land acquisition comprise payments made by HOA to acquire real estate properties situated in the province of San Vicente, Palawan. The transfer certificate of title and deed of sale will be conveyed to HOA upon full payment of the agreed price in the succeeding years.

Deferred tax assets and deferred tax liabilities

Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets are recognized for all deductible temporary differences and the carry forward tax benefits of net operating loss carry-over, to the extent that it is probable that sufficient future taxable income will be available against which the deductible temporary differences can be utilized. Deferred tax assets are recognized only to the extent that taxable income will be available against which the deferred tax assets can be used. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off deferred tax assets against deferred tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

See Notes 3 and 4 to HOA’s audited consolidated financial statements and HOA’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for further details.

Other noncurrent assets

HOA’s other noncurrent assets comprises noncurrent refundable deposits, which pertain to non-interest bearing utility deposits paid by HOA, and intangible assets such as computer software licenses, franchise fees and trademarks.

Accounts payable and other current liabilities

HOA’s accounts payable and other current liabilities primarily comprises accrued project costs, payable to related parties, trade payables, dividend payables, payable to government agencies, deferred output VAT, customer’s deposit and unearned revenues. Payable to related parties pertain to liabilities arising from reimbursements and allocation of various operating expenses to HOA for expenses paid by DoubleDragon for the benefit of HOA. DoubleDragon charges interest on its advances to the HOA at an interest rate of 6%. These advances are generally settled upon demand. Trade payables and accrued expenses are liabilities arising from services provided by contractors and subcontractors. See Note 16 to HOA’s audited consolidated financial statements and HOA’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for further details.

Lease liabilities

HOA leases its office and advertising spaces from a lessor. The terms of the lease are one to five years, renewable on the same terms and conditions. HOA’s lease commitment with respect to these lease agreements qualify under IFRS 16 for the recognition of right-of-use asset and lease liability.

See Note 26 to HOA’s audited consolidated financial statements and Note 27 to HOA’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for further details.

Notes payable

HOA’s notes payable comprises its bilateral loan obtained to finance the construction of Jinjiang Inn-Ortigas, which was fully repaid upon maturity in July 2024.

Customers’ deposits

Customers’ deposits comprise nonrefundable reservation fees paid to HOA by prospective buyers of units in Hotel101 projects, which are to be applied against the installment contracts receivable upon recognition of revenue. Customers’ deposits also includes unidentified collections from buyers over the related revenue recognized based on the percentage of completion method and transfer of title fees paid in advance by buyers.

Collection in excess of cost

HOA’s collection in excess of cost comprises excess collections from buyers over related revenue recognized based on the percentage of completion method.

Due to related parties

HOA’s due to related parties comprises reimbursements for various operating expenses advanced by DoubleDragon, cash advances received from DoubleDragon for HOA’s working capital requirements, cash advances received from CityMall Commercial Centers, Inc., an entity under the common control of DoubleDragon, and the acquisition of land by HOA from a minority shareholder for Hotel101-Fort, Hotel101-Davao and Hotel101-Cebu Mactan Airport in exchange for condotel units in Hotel101-Fort, Hotel101-Davao and Hotel101-Cebu Mactan Airport. See Note 25 to HOA’s audited consolidated financial statements and Note 26 to HOA’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for further details.

Retention payable

HOA’s retention payable comprises amount retained by HOA from its payments to contractors to cover cost of contractors’ noncompliance with the construction of HOA’s projects.

Other noncurrent liabilities

HOA’s other noncurrent liabilities includes security deposit paid by HOA’s lessees upon inception of the relevant lease agreement, noncurrent deferred output VAT and HOA’s retirement benefit obligations.

As of June 30, 2024 compared to December 31, 2023

Assets

HOA’s assets were ₱7,354.5 million ($124.9 million) as of June 30, 2024, an increase of ₱439.4 million ($7.5 million), or 6.4%, from assets of ₱6,915.1 million ($117.5 million) as of December 31, 2023.

Cash

HOA’s cash was ₱253.7 million ($4.3 million) as of June 30, 2024, an increase of ₱27.3 million ($0.5 million), or 12.0%, from cash of ₱226.4 million ($3.9 million) as of December 31, 2023, mainly due to cash generated from operating activities.

Receivables

HOA’s receivables were ₱1,819.6 million ($30.9 million) as of June 30, 2024, an increase of ₱114.3 million ($1.9 million), or 6.7%, from receivables of ₱1,705.3 million ($29.0 million) as of December 31, 2023, primarily due to the increase in installment contract receivables, receivables from hotel operations and receivables from related parties.

Due from related parties

HOA’s due from related parties were ₱11.2 million ($0.2 million) as of June 30, 2024, an increase of ₱9.3 million ($0.2 million), or 491.5%, from due from related parties of ₱1.9 million as of December 31, 2023, mainly due to additional receivables from Hotel101 Global and reimbursements paid by HOA on behalf of Hotel101 Global.

Inventories

HOA’s inventories were ₱1,534.1 million ($26.1 million) as of June 30, 2024, an increase of ₱197.5 million ($3.4 million), or 14.8%, from inventories of ₱1,336.5 million ($22.7 million) as of December 31, 2023, primarily due to additional construction costs incurred for Hotel101-Libis and an increase in hotel inventories.

Advances to contractors

HOA’s advances to contractors were ₱1,179.1 million ($20.0 million) as of June 30, 2024, an increase of ₱63.9 million ($1.1 million), or 5.7%, from advances to contractors of ₱1,115.3 million ($18.9 million) as of December 31, 2023, primarily due to additional advances to contractors for Hotel101-Davao and Hotel101-Cebu.

Prepaid expenses and other current assets

HOA’s prepaid expenses and other current assets were ₱310.3 million ($5.3 million) as of June 30, 2024, an increase of ₱94.4 million ($1.6 million), or 43.7%, from prepaid expenses and other current assets of ₱215.9 million ($3.7 million) as of December 31, 2023, primarily due to increases in prepaid income taxes, input VAT, deferred input VAT and others.

Installment contracts receivable — noncurrent

HOA’s installment contracts receivable — noncurrent were ₱269.8 million ($4.6 million) as of June 30, 2024, a decrease of ₱33.7 million ($0.6 million), or 11.1%, from installment contracts receivable — noncurrent of ₱303.5 million ($5.1 million) as of December 31, 2023, primarily due to a decrease in noncurrent installment contract receivables for Hotel101-Cebu and Hotel101-Davao.

Property and equipment — net

HOA’s property and equipment — net was ₱619.7 million ($10.5 million) as of June 30, 2024, a decrease of ₱9.0 million ($0.2 million), or 1.4%, from property and equipment — net of ₱628.8 million ($10.7 million) as of December 31, 2023, primarily due to depreciation and amortization, which was offset by additions as of June 30, 2024.

Investment in associates

HOA’s investment in associates were ₱561.9 million ($9.5 million) as of June 30, 2024, a decrease of ₱7.6 million ($0.1 million), or 1.3%, from investment in associates of ₱569.5 million ($9.7 million) as of December 31, 2023, primarily due to HOA’s share in the associate’s net loss for the six month ended June 30, 2024.

Investment property

HOA’s investment properties were ₱546.7 million ($9.3 million) as of June 30, 2024, which was the same as investment properties as of December 31, 2023.

Deposits for land acquisition

HOA’s deposits for land acquisition were ₱164.7 million ($2.8 million) as of June 30, 2024, which was the same as deposits for land acquisition as of December 31, 2023.

Deferred tax assets

HOA’s deferred tax assets were ₱61.5 million ($1.0 million) as of June 30, 2024, a decrease of ₱13.9 million ($0.2 million), or 18.5%, from deferred tax assets of ₱75.4 million ($1.3 million) as of December 31, 2023, primarily due to the decrease in the deferred tax component of net operating losses carried forward.

Other noncurrent assets

HOA’s other noncurrent assets were ₱22.2 million ($0.4 million) as of June 30, 2024, a decrease of ₱3.0 million ($0.1 million), or 11.9%, from other noncurrent assets of ₱25.2 million ($0.4 million) as of December 31, 2023, primarily due to the decrease in noncurrent refundable deposits.

Liabilities

HOA’s liabilities were ₱5,691.8 million ($96.6 million) as of June 30, 2024, an increase of ₱307.0 million ($5.2 million), or 5.7%, from liabilities of ₱5,384.9 million ($91.5 million) as of December 31, 2023.

Accounts payable and other current liabilities

HOA’s accounts payable and other current liabilities were ₱3,980.4 million ($67.6 million) as of June 30, 2024, an increase of ₱369.1 million ($6.3 million), or 10.2%, from accounts payable and other current liabilities of ₱3,611.3 million ($61.3 million) as of December 31, 2023, primarily due to the increase in payable to related parties and accrued project cost.

Lease liabilities

HOA’s lease liabilities were ₱6.3 million ($0.1 million) as of June 30, 2024, an increase of ₱0.3 million, or 5.7%, from ₱6.0 million ($0.1 million) as of December 31, 2023, primarily due to higher lease payable in the future due to an escalation of rental rates under certain lease agreements.

Notes payable

HOA’s notes payable were ₱1.4 million as of June 30, 2024, a decrease of ₱4.2 million ($0.1 million), or 74.6%, from notes payable of ₱5.6 million ($0.1 million) as of December 31, 2023, primarily due to payments made by HOA during the six months ended June 30, 2024. HOA’s notes payable comprised its bilateral loan obtained to finance the construction of Jinjiang Inn-Ortigas, which was fully repaid upon maturity in July 2024.

Income tax payable

HOA’s income tax payable was ₱23.2 million ($0.4 million) as of June 30, 2024, an increase of ₱6.6 million ($0.1 million), or 39.6%, from income tax payable of ₱16.6 million ($0.3 million) as of December 31, 2023, primarily due to the taxable income recognized for the six month ended June 30, 2024.

Customers’ deposits

HOA’s customer’s deposits were ₱184.0 million ($3.1 million) as of June 30, 2024, a decrease of ₱3.6 million ($0.1 million), or 1.9%, from customer’s deposits of ₱187.6 million ($3.2 million) as of December 31, 2023. Customer’s deposits pertain to collections from Hotel101 unit buyers that are not yet qualified to be classified as real estate sales.

Collection in excess of cost — current

HOA’s collection in excess of cost — current was ₱37.4 million ($0.6 million) as of June 30, 2024, a decrease of ₱32.1 million ($0.5 million), or 46.2%, from collection in excess of cost — current of ₱69.5 million ($1.2 million) as of December 31, 2023, primarily due to the decrease in collection in excess of cost for Hotel101-Cebu.

Due to related parties — current

HOA’s due to related parties — current was ₱241.8 million ($4.1 million) as of June 30, 2024, a decrease of ₱81.0 million ($1.4 million), or 25.1%, from due to related parties — current of ₱322.8 million ($5.5 million) as of December 31, 2023, primarily due to the payment of the advances from DoubleDragon.

Retention payable — current

HOA’s retention payable — current was ₱61.2 million ($1.0 million) as of June 30, 2024, an increase of ₱18.8 million ($0.3 million), or 44.4%, from retention payable — current of ₱42.4 million ($0.7 million) as of December 31, 2023, primarily due to the additional retention payable to the construction contractor for Hotel101-Libis.

Due to related parties — net of current portion

HOA’s due to related parties — net of current portion was ₱691.7 million ($11.8 million) as of June 30, 2024, which was the same as due to related parties — net of current portion as of December 31, 2023.

Lease liabilities — net of current portion

HOA’s lease liabilities — net of current portion was ₱12.4 million ($0.2 million) as of June 30, 2024, a decrease of ₱3.2 million ($0.1 million), or 20.4%, from lease liabilities — net of current portion of ₱15.6 million ($0.2 million) as of December 31, 2023, primarily due to payments of lease liabilities and reclassification to current portion.

Retention payable — net of current portion

HOA’s retention payable — net of current portion was ₱101.2 million ($1.7 million) as of June 30, 2024, which was the same as retention payable — net of current portion as of December 31, 2023.

Deferred tax liabilities

HOA’s deferred tax liabilities were ₱268.3 million ($4.6 million) as of June 30, 2024, a decrease of ₱13.7 million ($0.2 million), or 4.9%, from deferred tax liabilities of ₱282.0 million ($4.8 million) as of December 31, 2023, primarily due to a decrease in the deferred tax liability for excess of financial realized gross profit over the taxable realized gross profit.

Collection in excess of cost — noncurrent

HOA’s collection in excess of cost — noncurrent was ₱23.5 million ($0.4 million) as of June 30, 2024, an increase of ₱7.4 million ($0.1 million), or 46.3%, from collection in excess of cost — noncurrent of ₱16.0 million ($0.3 million) as of December 31, 2023, primarily due to an increase in collections in excess of cost for Hotel101-Libis.

Other noncurrent liabilities

HOA’s other noncurrent liabilities were ₱59.0 million ($1.0 million) as of June 30, 2024, an increase of ₱42.5 million ($0.7 million), or 258.3%, from other noncurrent liabilities of ₱16.5 million ($0.3 million) as of December 31, 2023, primarily due to an increase in deferred output VAT.

As of December 31, 2023 compared to as of December 31, 2022

Assets

HOA’s assets were ₱6,915.1 million ($117.5 million) as of December 31, 2023, an increase of ₱878.3 million ($14.9 million), or 14.5%, from assets of ₱6,036.8 million as of December 31, 2022.

Cash

HOA’s cash was ₱226.4 million ($3.9 million) as of December 31, 2023, a decrease of ₱213.2 million ($3.6 million), or 48.5%, from cash of ₱439.6 million as of December 31, 2022, mainly due to the capital expenditures of HOA and payment of dividends.

Receivables

HOA’s receivables were ₱1,705.3 million ($29.0 million) as of December 31, 2023, an increase of ₱72.4 million ($1.2 million), or 4.4%, from receivables of ₱1,632.9 million as of December 31, 2022, primarily due to the increase in installment contracts receivable from additional real estate sales of Hotel101 projects.

Due from related parties

HOA’s due from related parties were ₱1.9 million as of December 31, 2023, a decrease of ₱604.9 million ($10.3 million), or 99.7%, from due from related parties of ₱606.8 million as of December 31, 2022, mainly due to the collection of advances from related parties.

Inventories

HOA’s inventories were ₱1,336.5 million ($22.7 million) as of December 31, 2023, an increase of ₱33.1 million ($0.6 million), or 2.5%, from inventories of ₱1,303.4 million as of December 31, 2022, primarily due to additional capital expenditures for Hotel101 projects under construction.

Advances to contractors

HOA’s advances to contractors were ₱1,115.3 million ($18.9 million) as of December 31, 2023, an increase of ₱646.4 million ($11.0 million), or 137.9%, from advances to contractors of ₱468.9 million as of December 31, 2022, primarily due to an increase in amounts paid to contractors as downpayment for the construction and development of condotel units of hotels under construction and various stages of development and advance payments for soil investigation, excavation, surveying, geotechnical, traffic impact assessment and relocation for Hotel101 projects.

Prepaid expenses and other current assets

HOA’s prepaid expenses and other current assets were ₱215.9 million ($3.7 million) as of December 31, 2023, an increase of ₱46.1 million ($0.8 million), or 27.2%, from prepaid expenses and other current assets of ₱169.8 million as of December 31, 2022, primarily due to the increases in input VAT, deferred input VAT and prepaid income tax expenses.

Installment contracts receivable — noncurrent

HOA’s installment contracts receivable — noncurrent were ₱303.5 million ($5.1 million) as of December 31, 2023, an increase of ₱254.3 million ($4.3 million), or 516.8%, from installment contracts receivable — noncurrent of ₱49.2 million as of December 31, 2022, primarily due to the increase in installment contracts receivables of Hotel101 projects’ turnover balance due upon completion, estimated to be beyond 12 months.

Property and equipment — net

HOA’s property and equipment — net was ₱628.8 million ($10.7 million) as of December 31, 2023, an increase of ₱246.7 million ($4.2 million), or 64.6%, from property and equipment — net of ₱382.0 million as of December 31, 2022, primarily due to additions during 2023 mainly from Hotel101-Fort which started operations in 2023, net of depreciation recorded in the year ended December 31, 2023.

Investment in associates

HOA’s investment in associates were ₱569.5 million ($9.7 million) as of December 31, 2023, a decrease of ₱3.0 million ($0.1 million), or 0.5%, from investment in associates of ₱572.6 million as of December 31, 2022, primarily due to HOA’s share in associates net losses during 2023.

Investment property

HOA’s investment properties were ₱546.7 million ($9.3 million) as of December 31, 2023, an increase of ₱414.2 million ($7.0 million), or 312.6%, from investment properties of ₱132.5 million as of December 31, 2022, primarily due to the appreciation of investment properties owned by HOA and additional investment properties from the completion of Hotel101-Fort’s commercial units in 2023.

Deposits for land acquisition

HOA’s deposits for land acquisition were ₱164.7 million ($2.8 million) as of December 31, 2023 and December 31, 2022.

Deferred tax assets

HOA’s deferred tax assets were ₱75.4 million ($1.3 million) as of December 31, 2023, a decrease of ₱17.8 million ($0.3 million), or 19.1%, from deferred tax assets of ₱93.2 million as of December 31, 2022, primarily due to the decrease in the deferred tax component from net operating losses carried forward.

Other noncurrent assets

HOA’s other noncurrent assets were ₱25.2 million ($0.4 million) as of December 31, 2023, an increase of ₱4.0 million ($0.1 million), or 18.7%, from other noncurrent assets of ₱21.2 million as of December 31, 2022, primarily due to an increase in refundable deposits and computer software licenses.

Liabilities

HOA’s liabilities were ₱5,384.9 million ($91.5 million) as of December 31, 2023, an increase of ₱319.9 million ($5.4 million), or 6.3%, from liabilities of ₱5,065.0 million as of December 31, 2022.

Accounts payable and other current liabilities

HOA’s accounts payable and other current liabilities were ₱3,611.3 million ($61.3 million) as of December 31, 2023, an increase of ₱738.8 million ($12.6 million), or 25.7%, from accounts payable and other current liabilities of ₱2,872.4 million as of December 31, 2022, primarily due to the increase in accrued project costs, payable to related parties, trade payables and dividends payable.

Lease liabilities

HOA recorded lease liabilities of ₱6.0 million ($0.1 million) as of December 31, 2023, compared to nil as of December 31, 2022, primarily due to the renewal of marketing office leases during 2023.

Notes payable

HOA’s notes payable were ₱5.6 million ($0.1 million) as of December 31, 2023, a decrease of ₱2.4 million, or 30.1%, from notes payable of ₱7.9 million as of December 31, 2022, primarily due to the repayment of short-term loans during 2023.

Income tax payable

HOA’s income tax payable was ₱16.6 million ($0.3 million) as of December 31, 2023, an increase of ₱16.5 million ($0.3 million), or 24,906.6%, from income tax payable of ₱0.1 million as of December 31, 2022, primarily due to the increase in HOA’s taxable income as a result of higher revenues for 2023.

Customers’ deposits

HOA’s customer’s deposits were ₱187.6 million ($3.2 million) as of December 31, 2023, a decrease of ₱21.6 million ($0.4 million), or 10.3%, from customer’s deposits of ₱209.3 million as of December 31, 2022. Customer’s deposits pertain to collections from Hotel101 unit buyers that are not yet qualified to be classified as real estate sales. The decrease in customer’s deposits as of December 31, 2023 as compared with December 31, 2022 was primarily due to the reclassification of such customer’s deposits to real estate sales as a result of additional collection and percentage of completion of projects during 2023.

Collection in excess of cost — current

HOA’s collection in excess of cost — current was ₱69.5 million ($1.2 million) as of December 31, 2023, an increase of ₱1.7 million, or 2.5%, from collection in excess of cost — current of ₱67.8 million as of December 31, 2022, primarily due to higher collection from Hotel101 unit buyers compared to revenue recognized based on percentage of completion which was offset by amounts reclassified from the noncurrent portion.

Due to related parties — current

HOA’s due to related parties — current was ₱322.8 million ($5.5 million) as of December 31, 2023, an increase of ₱315.5 million ($5.4 million), or 4,291.8%, from due to related parties — current of ₱7.3 million as of December 31, 2022, primarily due to additional advances received from related parties.

Retention payable — current

HOA’s retention payable — current was ₱42.4 million ($0.7 million) as of December 31, 2023, a decrease of ₱47.3 million ($0.8 million), or 52.7%, from retention payable — current of ₱89.7 million as of December 31, 2022, primarily due to payments of retention payable during 2023.

Due to related parties — net of current portion

HOA’s due to related parties — net of current portion was ₱691.8 million ($11.8 million) as of December 31, 2023, a decrease of ₱804.8 million ($13.7 million), or 53.8%, from due to related parties — net of current portion of ₱1,496.6 million as of December 31, 2022, primarily due to payments of advances to related parties.

Lease liabilities — net of current portion

HOA recorded lease liabilities — net of current portion of ₱15.6 million ($0.2 million) as of December 31, 2023, compared to nil as of December 31, 2022, primarily due to the renewal in 2023 of marketing office leases with a lease term longer than one year.

Retention payable — net of current portion

HOA’s retention payable — net of current portion was ₱101.2 million ($1.7 million) as of December 31, 2023, an increase of ₱66.4 million ($1.1 million), or 191.1%, from retention payable — net of current portion of ₱34.8 million as of December 31, 2022, primarily due to additional retention payable for the year mainly from the completion of Hotel101-Fort and from Hotel101 projects under construction.

Deferred tax liabilities

HOA’s deferred tax liabilities were ₱282.0 million ($4.8 million) as of December 31, 2023, an increase of ₱95.5 million ($1.6 million), or 51.2%, from deferred tax liabilities of ₱186.5 million as of December 31, 2022, primarily due to the deferred tax component of unrealized gain on fair value changes of investment properties and excess of financial realized gross profit over taxable realized gross profit.

Collection in excess of cost — noncurrent

HOA’s collection in excess of cost — noncurrent was ₱16.0 million ($0.3 million) as of December 31, 2023, a decrease of ₱67.9 million ($1.2 million), or 80.9%, from collection in excess of cost — noncurrent of ₱83.9 million as of December 31, 2022, primarily due to reclassification of the current portion.

Other noncurrent liabilities

HOA’s other noncurrent liabilities were ₱16.5 million ($0.3 million) as of December 31, 2023, an increase of ₱13.3 million ($0.2 million), or 413.6%, from other noncurrent liabilities of ₱3.2 million as of December 31, 2022, primarily due to the increase in deferred output VAT and retirement benefit obligation.

Notes payable — net of current portion

HOA’s notes payable — net of current portion was nil as of December 31, 2023, a decrease of ₱5.5 million ($0.1 million), or 100.0%, from notes payable — net of current portion of ₱5.5 million as of December 31, 2022, due to reclassification of HOA’s noncurrent notes payable to current notes payable.

LIQUIDITY AND CAPITAL RESOURCES

HOA’s principal sources of liquidity used to finance its capital requirements have been, and will continue to be, cash from operations. HOA’s liquidity has been and will continue to be influenced by a variety of factors, including: HOA’s ability to generate cash flow from its operating activities, the willingness and ability of HOA’s related parties to lend and/or advance funds to HOA, and HOA’s capital expenditure requirements, as well as other factors discussed under “Risk Factors” and “— Factors Affecting Results of Operations” above. HOA believes its existing cash balance, together with funds from financing activities to which HOA has access, will be sufficient to meet HOA’s operating expenses, working capital, and capital expenditure needs for at least 12 months from June 30, 2024. Based on HOA’s current liquidity and anticipated funding requirements, HOA will need additional capital in the future (beyond the next 12 months) to fund HOA’s operations and hotel projects under various stages of development. HOA intend to finance its future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities.

Cash Flows

The following table sets forth selected information from HOA’s consolidated statements of cash flows for the periods presented:

	For the year ended December 31,			For the six months ended June 30,
	2022	2023	2023	2023	2024	2024
	₱	₱	$(1)	₱	₱	$(1)
	(millions)
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	319.7	(132.8)	(2.3)	(61.3)	37.9	0.6
Net cash used in investing activities	(101.6)	(21.4)	(0.4)	(23.8)	(2.2)	(0.0)
Net cash used in financing activities	(127.1)	(59.0)	(1.0)	(28.4)	(8.4)	(0.1)
Net increase (decrease) in cash	91.0	(213.2)	(3.7)	(113.5)	27.3	0.5
Cash at beginning of the period	348.6	439.6	7.5	439.6	226.4	3.8
Cash at end of the period	439.6	226.4	3.8	326.1	253.7	4.3

____________

Note:

(1)      The translation of Philippine peso amounts into U.S. dollars is provided for convenience only and is unaudited. Amounts in Philippine pesos were converted to U.S. dollars on the basis of the rate for the conversion quoted in the BSP Daily Reference Exchange Rate Bulletin as of June 30, 2024 of ₱58.868 = $1.00. See “Exchange Rates.”

Cash flow from or used in operating activities

HOA’s net cash provided by or used in operating activities is primarily affected by the revenues and expenses related to its operations, primarily construction and sale of residential units, construction and revenues from hotel operations, as adjusted by non-cash items such as unrealized gain from changes in fair values of investment property, interest expense, depreciation and amortization, equity in net loss of an associate, retirement cost, and interest income. HOA’s cash flows from or used in operating activities, are also affected by working capital changes such as changes in receivables, inventories, due from related parties, advances to contractors, prepaid expenses and other current assets, and other noncurrent assets, or accounts payable and other current liabilities, due to related parties, collection in excess of cost, customers’ deposits, retention payable and deferred output tax.

HOA’s net cash provided by operating activities was ₱319.7 million for the year ended December 31, 2022. Its net cash used in operating activities was ₱132.8 million ($2.3 million) for the year ended December 31, 2023. HOA’s net cash used in operating activities was ₱61.3 million for the six months ended June 30, 2023. Its net cash provided by operating activities was ₱37.9 million ($0.6 million) for the six months ended June 30, 2024.

Cash flow used in investing activities

HOA’s net cash flow used in investing activities reflects the acquisition of an associate, collection of refundable deposits, acquisitions of property and equipment, investment property and intangible assets.

HOA’s net cash flow used in investing activities for the years ended December 31, 2022 and 2023 were ₱101.6 million and ₱21.4 million ($0.4 million), respectively. Its net cash flow used in investing activities for the six months ended June 30, 2023 and 2024 were ₱23.8 million and ₱2.2 million, respectively.

Cash flow used in financing activities

HOA’s net cash flow used in financing activities reflects the payment of dividends, notes payable during the year, lease liabilities and interest expense for lease liabilities.

HOA’s net cash flow used in financing activities for the years ended December 31, 2022 and 2023 were ₱127.1 million and ₱59.0 million ($1.0 million), respectively. Its net cash flow used in financing activities for the six months ended June 30, 2023 and 2024 were ₱28.4 million and ₱8.4 million ($0.1 million), respectively.

Capital Commitments

Aside from the items described in “— Capital Expenditures” below, HOA has no other material capital commitments.

Capital Expenditures

HOA’s capital expenditures for the years ended December 31, 2022 and 2023 were ₱870.6 million and ₱604.8 million ($10.3 million), respectively. HOA’s capital expenditures for the six months ended June 30, 2023 and 2024 were ₱383.6 million and ₱474.2 million ($8.0 million), respectively. The table below sets forth the primary capital expenditures of HOA for the periods presented:

	For the years ended December 31,			For the six months ended June 30,
	2022	2023	2023	2023	2024	2024
	₱	₱	$(1)	₱	₱	$(1)
	(millions)
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Real estate inventories	867.1	582.0	9.9	382.7	472.0	8.0
Leasehold improvements	1.3	14.4	0.3	—	—	—
Furniture and equipment	2.1	6.9	0.1	0.6	1.6	—
Room fixtures and components	0.1	1.5	—	0.3	0.6	—
Total capital expenditures	870.6	604.8	10.3	383.6	474.2	8.0

____________

Note:

(1)      The translation of Philippine peso amounts into U.S. dollars is provided for convenience only and is unaudited. Amounts in Philippine pesos were converted to U.S. dollars on the basis of the rate for the conversion quoted in the BSP Daily Reference Exchange Rate Bulletin as of June 30, 2024 of ₱58.868 = $1.00. See “Exchange Rates.”

Contractual Obligations and Commitments

The following table sets forth the contractual maturities of HOA’s financial liabilities, including estimated interest payments and excluding the impact of netting agreements as of June 30, 2024:

	Financial Liabilities
	(₱ millions)
	Carrying Amount	Contractual Cash Flow	1 Year or Less	1 Year to 5 Years	More than 5 Years
Accounts payable and other current liabilities(1)	3,835.1	3,835.1	3,835.1	—	—
Due to related parties(2)	933.5	933.5	933.5	—	—
Retention payable(2)	162.4	162.4	61.2	101.2	—
Notes payable(2)	1.4	1.4	1.4	—	—
Security deposits	1.1	1.1	—	1.1	—
Lease liabilities(2)	18.8	18.8	6.3	12.5	—

____________

Notes:

(1)      Excluding payables to government agencies and unearned hotel revenues.

(2)      Including both current and noncurrent portions of the account.

Off-balance Sheet Arrangements

As of the date of this proxy statement/prospectus, HOA has no material off-balance sheet transactions, arrangements or obligations. HOA also has no unconsolidated subsidiaries.

QUALITATIVE AND QUANTITATIVE DISCLOSURE OF MARKET RISK

Credit Risk

Credit risk represents the risk of loss HOA would incur if credit customers and counterparties fail to perform their contractual obligations. The risk arises principally from HOA’s cash in banks, receivables, due from related parties and refundable deposits, which is presented as part of “prepaid expenses and other current assets” and “other noncurrent assets” accounts.

In respect of installment contracts receivable, credit risk is managed primarily through credit reviews and an analysis of receivables on a continuous basis. HOA performs credit investigation and evaluation of customers to establish paying capacity and creditworthiness. HOA also performs supplemental credit review procedures for certain instalment payment structures. Customer payments are facilitated by post-dated cheques. Receivable balances are monitored on a regular basis to ensure timely execution of necessary intervention efforts. Exposure to bad debts is not significant as titles to real estate properties are not transferred to the buyers until full payment has been made and there are no large concentrations of credit risk given HOA’s diverse customer base.

If the buyer fails to pay the monthly amortization of the unit, HOA’s credit and collection department issues a demand letter to the buyer. If the account remains unsettled after the deadline stated in the demand letter, it will be handled by HOA’s legal department, which will then issue the notice of rescission and then the notice of cancellation for the actual cancellation of the account.

Below are the guidelines for default accounts:

Past due accounts	Issuance of demand letters by credit & collection department
Buyer may be allowed to restructure and update account
Non-payment of past due amount after deadline	Endorsement to legal department for the issuance of notice of rescission Maceda Law is applied
Accounts cancelled	Issuance of notice of cancellation Issuance of letter to HLURB for the cancelled units Client may be allowed to purchase again (new sale) after one year from cancellation

All cancelled accounts will be reopened for sale at current selling price of the similar units. No impairment loss on receivables was recognized for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2023 and 2024.

Credit risk arising from rent receivable is primarily managed through a tenant selection process. Prospective tenants are evaluated on the basis of payment track record and other credit information. In accordance with the provisions of the lease contracts, the lessees are required to deposit with HOA security deposits and advance rentals which helps reduce HOA’s credit risk exposure in case of defaults by the tenants. For existing tenants, HOA has put in place a monitoring and follow-up system. Receivables are aged and analyzed on a continuous basis to minimize credit risk associated with these receivables.

Please refer to Note 30 of HOA’s audited consolidated financial statements and HOA’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for more information of HOA’s analysis and assessment of expected credit losses.

Liquidity Risk

Liquidity risk is the risk that HOA will not be able to meet its financial obligations as they fall due.

HOA manages liquidity risk by forecasting projected cash flows and maintaining balance between continuity of funding and flexibility in operations. Treasury controls and procedures are in place to ensure that sufficient cash is maintained to cover daily operational working capital requirements. Management closely monitors HOA’s future and contingent obligations and sets up required cash reserves as necessary in accordance with internal requirements.

Interest Rate Risk

HOA’s interest risk management policy is to minimize interest rate cash flow risk exposures to changes in interest rates. HOA has short-term and long-term bank borrowings with fixed interest rates. As such, HOA is not subject to the effect of changes in interest rates with respect to its short-term and long-term bank borrowings.

Seasonality

There is no significant seasonality in HOA’s real estate sales or rent income, as most of HOA’s existing leases are based on fixed annual rates. HOA may experience seasonality with respect to its leases that are based on a percentage of its tenants’ revenues, and such seasonality may become more significant as the percentage of HOA’s variable rate leases increases.

HOA’s hospitality operations are subject to seasonality, with room revenues and other revenues from hotel operations expected to increase during the holiday seasons and the dry season in the Philippines and, specifically with respect to HOA’s Jinjiang Inn hotels, holidays in China.

HOA tends to experience higher operating expenses during the fourth quarter of the year related to payments of year-end compensation, incentives and/or bonuses, whether required by law or based on internal polices, to executives, employees and salespersons, as well as other expenses.

CERTAIN HBNB, HOTEL101 GLOBAL AND HOA RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

HBNB Related Person Transactions

Key Executive Shares

HBNB is authorized to issue a total of 34,500,000 HBNB Ordinary Shares, which is expected to take into effect prior to the closing of the Business Combination. The Key Executive Shares will be held or subscribed immediately prior to the SPAC Merger Effective Time by certain key executives of HBNB and DoubleDragon, namely Mr. Sia, Dr. Tan Caktiong, Ferdinand J. Sia, Rizza Marie S. Javelona, Marriana Henares Yulo and other persons to be determined by the board of directors of DoubleDragon in its sole discretion.

The Key Executive Shares shall be subject to a vesting period starting on the 18th month up to the 66th month from the closing.

If any Key Executive resigns or is terminated from their role with HBNB or DoubleDragon, as the case may be, while any of their Key Executive Shares remain under lock-up, all such shares under lock-up will revert to HBNB through a buyback arrangement. HBNB shall be the sole beneficiary in case of any gains arising from these buyback transactions, and the departing Key Executive shall not be entitled to any benefit whatsoever.

Hotel101 Global’s Related Person Transactions

Key Management Personnel Compensation

The key management personnel of Hotel101 Global and its subsidiaries are those persons having the authority and responsibility for planning, directing and controlling the activities of Hotel101 Global and its subsidiaries. The directors of Hotel101 Global are considered as key management personnel of Hotel101 Global. Certain directors are not paid directly by Hotel101 Global but receive remuneration from DoubleDragon, Hotel101 Global’s ultimate holding company, in respect of their services to DoubleDragon and its subsidiaries, which includes Hotel101 Global. No apportionment has been made as the services provided by these directors to Hotel101 Global are incidental to their responsibilities to DoubleDragon and its subsidiaries. The key management personnel compensation for the period from July 28, 2022 (date of inception of Hotel101 Global) to December 31, 2022, the year ended December 31, 2023, the six months ended June 30, 2023 and the six months ended June 30, 2024 for Hotel101 Global comprised short-term employee benefits amounting to $5,321, $47,662, $6,386 and $50,776, respectively.

Working Capital

Hotel101 Global has non-trade, non-interest bearing and unsecured payables due to DoubleDragon, DDPC (its immediate holding company) and other related parties for purposes of additional working capital. As of December 31, 2022 and 2023 and June 30, 2024, Hotel101 Global also had nil, $2,730.0 thousand and $2,730.0 thousand, respectively, due to DDPC which bears interest at a fixed rate of 8.0% per annum. Payables are settled on demand through cash payments or offsetting arrangements.

As of December 31, 2022, Hotel101 Global’s amount due to immediate holding company, amount due to ultimate holding company and amounts due to related parties were nil, $3,526.0 thousand and nil, respectively. As of December 31, 2023, Hotel101 Global’s amount due to immediate holding company, amount due to ultimate holding company and amount due to related parties were $34,370.1 thousand, $2,484.9 thousand and $504.4 thousand, respectively. As of June 30, 2024, Hotel101 Global’s amount due to immediate holding company, amount due to ultimate holding company and amounts due to related parties were $35,224.0 thousand, $11,443.4 thousand and $886.3 thousand, respectively.

Reimbursement Arrangement

Hotel101 Global and DoubleDragon have a reimbursement arrangement under which various operating expenses advanced by Hotel101 Global are reimbursable from DoubleDragon. These reimbursables are non-trade, unsecured, non-interest bearing and repayable on demand.

HOA’s Related Person Transactions

Working Capital

Hotel101 Global’s material associate, HOA, has receivables from and payables to its related parties for purposes of additional working capital. Receivables are non-interest bearing and payables bear interest at a rate of 6%. Interest expense recognized in profit or loss amounted to ₱76.5 million, ₱150.7 million ($2.6 million), ₱59.4 million and ₱85.6 million ($1.5 million) in 2022 and 2023 and for the six months ended June 30, 2023 and 2024, respectively. As at January 1, 2022, outstanding payables, due from related parties and due to related parties amounted to ₱385.9 million, ₱417.6 million and ₱733.8 million, respectively.

General and Administrative Allocated Costs

DoubleDragon provides administrative and finance support services to HOA at no cost to HOA except for allocated expenses. General and administrative allocated costs for all administrative, manpower, managerial and other overhead costs and expenses incurred by DoubleDragon for the benefit of HOA amounted to ₱143.1 million, ₱127.0 million ($2.2 million), ₱45.8 million and ₱67.4 million ($1.1 million) in 2022 and 2023 and for the six months ended June 30, 2023 and 2024, respectively. The balance to be paid to the related party includes VAT. These are reimbursable within one year from the date of payment. As at January 1, 2022, outstanding payable amounted to ₱556.9 million.

Reimbursement Arrangements

HOA and its related parties have a reimbursement arrangement under which various operating expenses advanced by HOA are reimbursable from the relevant related party. These reimbursables are non-trade, unsecured, non-interest bearing and repayable on demand. As at January 1, 2022, outstanding payables and due to related parties amounted to ₱19.6 million and ₱6.3 million, respectively.

Rental Fees

HOA has rental fees payable to DoubleDragon in connection with the rental of Injap Tower Hotel units from DoubleDragon. These are non-interest bearing and generally settled within 30 days. Related outstanding payables as at January 1, 2022 amounted to ₱0.4 million.

Land Acquisitions

In 2016, HOA entered into a Memorandum of Agreement and Deed of Absolute Conveyance for the Hotel101-Fort project with a minority shareholder in relation to the transfer of land owned by the minority shareholder in exchange for 60 condotel units plus a portion of the deck referred to as the “Deck Unit.”

In 2018, HOA entered into a Memorandum of Agreement and Deed of Absolute Conveyance for the Hotel101-Davao project with a related party in relation to the transfer of land owned by the related party in exchange for 80 condotel units plus 50% of the ground floor commercial units.

In 2019, HOA entered into a Memorandum of Agreement and Deed of Absolute Conveyance for the Hotel101-Cebu Mactan Airport project with a related party in relation to the transfer of land owned by the related party in exchange for 87 condotel units and 3 commercial units.

Upon receipt of the Deeds of Absolute Conveyance, land acquired for the projects were subsequently recognized as additions to inventories in the statements of financial position. As at June 30, 2024, December 31, 2023 and 2022 and January 1, 2022, HOA had not yet fully settled its payables in relation to the land acquired, pending the completion of the above-mentioned projects. Related outstanding balance as at January 1, 2022 amounted to ₱323.8 million.

Dividends Payable

HOA has cash dividends payable to DoubleDragon and other individual stockholders.

Cash Advances from Other Related Parties

HOA has unsecured and non-interest bearing payables to CityMall Commercial Centers, Inc., an entity under the common control of DoubleDragon.

SELECTED HISTORICAL FINANCIAL DATA OF HBNB

You should read the selected financial information presented below in conjunction with the financial statements and the notes thereto included elsewhere in this registration statement.

HBNB has derived its consolidated statement of comprehensive loss, financial position and cash flow data as of December 31, 2024 and for the period from March 13, 2024 (date of inception) to December 31, 2024 from its audited consolidated financial statements, which have been audited by Marcum, included elsewhere in this registration statement.

HBNB has prepared and presented its consolidated financial statements in accordance with IFRS, which differ in certain material respects from U.S. GAAP. HBNB’s financial statements are presented in U.S. dollars, have been prepared in accordance with IFRS, and are not intended to present HBNB’s financial condition, financial performance and cash flows in accordance with accounting principles other than IFRS. In making an investment decision, you should rely upon your own examination of the financial information contained in this registration statement.

Consolidated Statement of Comprehensive Loss

Period from March 13, 2024 (date of inception) to December 31, 2024
$ (Audited)
Operating expenses	(42,795)
Loss before tax	(42,795)
Income tax expense	—
Loss and comprehensive loss for the period	(42,795)

Consolidated Statement of Financial Position

As of December 31, 2024
$ (Audited)
Current assets
Prepayments and other assets	5,681
Cash	5

Total assets	5,686

Deficit
Share capital	1
Accumulated losses	(42,795)
Total deficit	(42,794)

Current liabilities
Payables to holding company and related parties	48,480
Total liabilities	48,480

Total liabilities and deficit	5,686

Consolidated Statement of Cash Flows

Period from March 13, 2024 (date of inception) to December 31, 2024
$ (Audited)
Net cash used in operating activities	(48,476)
Net cash from financing activities	48,481
Net changes in cash and cash equivalents	5
Cash at inception date	—
Cash at December 31, 2024	5

SELECTED HISTORICAL FINANCIAL DATA OF HOTEL101 GLOBAL

You should read the selected financial information presented below in conjunction with the financial statements and the notes thereto included elsewhere in this registration statement. You should also read the section of this registration statement entitled “Hotel101 Global’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Hotel101 Global has derived its consolidated statements of comprehensive income, financial position and cash flow data as of December 31, 2023 and 2022 and for the year ended December 31, 2023 and the period from July 28, 2022 (date of inception of Hotel101 Global) to December 31, 2022 from its audited consolidated financial statements, which have been audited by Marcum, and its consolidated statements of comprehensive income, financial position and cash flow data as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 from its unaudited condensed consolidated financial statements and related notes of Hotel101 Global as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 included elsewhere in this registration statement.

Hotel101 Global has prepared and presented its consolidated financial statements in accordance with IFRS, which differ in certain material respects from U.S. GAAP. Hotel101 Global’s financial statements are presented in U.S. dollars, have been prepared in accordance with IFRS, and are not intended to present Hotel101 Global’s financial condition, financial performance and cash flows in accordance with accounting principles other than IFRS. In making an investment decision, you should rely upon your own examination of the financial information contained in this registration statement.

Consolidated Statement of Comprehensive Income

	For the period from July 28, 2022 (date of inception of Hotel101 Global) to December 31, 2022	For the year ended December 31, 2023	For the six months ended June 30, 2023	For the six months ended June 30, 2024
	($) (thousands)
	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Rental income	0.0	1.4	—	0.7
Operating expenses	(169.9)	(2,071.6)	(586.3)	(1,647.7)
Results from operating activities	(169.9)	(2,070.2)	(586.3)	(1,647.0)

Finance income	1.3	11.7	2.3	2.0
Finance costs	0.0	(174.2)	—	(163.8)
Net finance costs	1.3	(162.5)	2.3	(161.8)

Loss before tax	(168.6)	(2,232.7)	(584.0)	(1,808.8)
Tax credit (expense)	(5.1)	28.0	—	—
Loss for the period	(173.7)	(2,204.7)	(584.0)	(1,808.8)
Other comprehensive income for the period:
Item that is or may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	307.0	687.4	372.6	(538.9)
Other comprehensive income for the period, net of tax	307.0	687.4	372.6	(538.9)

Total comprehensive income (loss) for the period	133.3	(1,517.3)	(211.4)	(2,347.7)

Consolidated Statement of Financial Position

	As of December 31,		As of June 30, 2024
	2022	2023
	$ (thousands)
	(Audited)	(Audited)	(Unaudited)
Non-current Assets
Other assets	—	—	92.1
Property and equipment, including right-of-use assets of $1.5 million as of June 30, 2024 and $1.3 million as of December 31, 2023	—	1,692.4	1,874.9
Deferred tax assets	—	37.8	37.8
Total Non-current Assets	—	1,730.2	2,004.8
Current Assets
Development properties	5,970.9	35,067.8	43,772.3
Other receivables	—	65.6	116.0
Prepayments and other assets	—	5,591.5	6,122.2
Cash and cash equivalents	2,954.3	2,536.2	10,793.7
Total Current Assets	8,925.2	43,261.1	60,804.2

Total Assets	8,925.2	44,991.3	62,809.0

Equity
Share capital	5,224.0	5,224.0	5,224.0
Accumulated losses	(173.7)	(2,378.3)	(4,187.1)
Foreign currency translation reserve	307.0	994.3	455.4
Total Equity	5,357.3	3,840.0	1,492.3

Non-current Liabilities
Lease liabilities	—	1,043.6	1,182.6

Current Liabilities
Lease liabilities	—	253.2	378.8
Other payables, including amounts due to holding companies and related parties of $47.6 million as of June 30, 2024, $37.4 million as of December 31, 2023 and $3.5 million as of December 31, 2022	3,567.9	39,854.5	59,755.3
Total Current Liabilities	3,567.9	40,107.7	60,134.1

Total Liabilities	3,567.9	41,151.3	61,316.7

Total Liabilities and Equity	8,925.2	44,991.3	62,809.0

Consolidated Statement of Cash Flows

	For the period from July 28, 2022 (date of inception of Hotel101 Global) to December 31, 2022	For the year ended December 31, 2023	For the six months ended June 30, 2023	For the six months ended June 30, 2024
	$ (thousands)
	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Net cash used in operating activities	(6,109.0)	(34,147.6)	(5,239.8)	(959.6)
Net cash (used in) provided by investing activities	1.3	(468.6)	2.3	(106.8)
Net cash from financing activities	8,750.0	33,511.3	3,496.2	9,854.0
Net changes in cash and cash equivalents	2,642.3	(1,104.9)	(1,741.3)	8,787.6
Cash at beginning of the period	—	2,954.3	2,954.3	2,536.2
Effect of exchange rate fluctuations on cash held	312.0	686.8	(70.1)	(530.1)
Cash at end of the period	2,954.3	2,536.2	1,142.9	10,793.7

SELECTED HISTORICAL FINANCIAL DATA OF HOA

You should read the selected financial information presented below in conjunction with the financial statements and the notes thereto included elsewhere in this registration statement. You should also read the section of this registration statement entitled “HOA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

HOA has derived its consolidated statements of comprehensive income, financial position and statements of cash flow data as of and for the years ended December 31, 2023 and 2022 from its audited consolidated financial statements, which have been audited by R.G. Manabat & Co., and its consolidated statements of comprehensive income, financial position and statements of cash flow data as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 from its unaudited interim condensed consolidated financial statements and related notes of HOA as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 included elsewhere in this proxy statement/prospectus.

HOA has prepared and presented its consolidated financial statements in accordance with IFRS, which differ in certain material respects from U.S. GAAP. HOA’s financial statements are presented in Philippine peso, have been prepared in accordance with IFRS, and are not intended to present HOA’s financial condition, financial performance and cash flows in accordance with accounting principles other than IFRS. In making an investment decision, you should rely upon your own examination of the financial information contained in this proxy statement/prospectus.

On January 21, 2025, DoubleDragon transferred 216,000 common shares of HOA, representing 40% of the share capital of HOA, to Hotel101 Global as part of the Restructuring. HOA is a material associate of Hotel101 Global. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements.

Consolidated Statements of Comprehensive Income

	For the year ended December 31,			For the six months ended June 30,
	2022(1)	2023	2023	2023	2024	2024
	(₱)	(₱)	($)(2)	(₱)	(₱)	($)(2)
	(millions)
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
INCOME
Real estate sales	1,125.5	1,296.1	22.0	562.2	502.2	8.5
Room revenues	422.2	613.5	10.4	265.4	373.6	6.4
Unrealized gain from change in fair value of investment property	11.9	233.0	4.0	—	—	—
Interest income	99.8	144.1	2.4	28.3	7.8	0.1
Room meals	56.7	58.1	1.0	27.5	33.1	0.6
Rent income	8.3	12.5	0.2	5.4	9.5	0.2
Food and beverage	3.8	3.8	0.1	2.1	2.0	0.0
Other income	10.5	28.9	0.5	11.8	12.7	0.2
Total Income	1,738.7	2,390.0	40.6	902.7	940.9	16.0

COSTS AND EXPENSES
Cost of real estate sales	693.8	606.7	10.3	314.7	274.4	4.7
Cost of hotel operations	340.6	503.4	8.6	210.0	291.4	5.0
General and administrative expenses	256.1	246.5	4.2	98.7	127.1	2.1
Selling expenses	14.9	13.4	0.2	6.9	5.4	0.1
Equity in net loss of an associate	18.0	4.2	0.1	42.1	12.3	0.2
Franchise management fees	1.5	1.9	0.0	0.8	1.0	0.0
Interest expense	77.9	159.5	2.7	63.7	86.5	1.5
Total Costs and Expenses	1,402.8	1,535.6	26.1	736.9	798.1	13.6
Income before Income Tax	335.9	854.4	14.5	165.8	142.8	2.4

	For the year ended December 31,			For the six months ended June 30,
	2022(1)	2023	2023	2023	2024	2024
	(₱)	(₱)	($)(2)	(₱)	(₱)	($)(2)
	(millions)
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
INCOME TAX EXPENSE
Current	21.6	34.8	0.6	47.5	16.2	0.3
Deferred	61.3	113.0	1.9	—	(1.3)	(0.0)
	82.9	147.8	2.5	47.5	14.9	0.3
Net Income	253.0	706.6	12.0	118.3	127.9	2.1

OTHER COMPREHENSIVE INCOME
Items that can be reclassified to profit or loss
Gain (loss) on exchange differences on translation of foreign operations	0.8	2.0	0.0	(1.3)	6.0	0.1
Deferred tax effect on gain (loss) from translation of foreign operations	(0.2)	(0.5)	0.0	0.3	(1.5)	(0.0)
	0.6	1.5	0.0	(1.0)	4.5	0.1
Items that will never be reclassified to profit or loss
Remeasurement gain (loss) on defined benefit liability	1.5	(0.1)	0.0	—	—	—
Deferred tax effect on remeasurement gain (loss) on defined benefit liability	(0.3)	0.0	0.0	—	—	—
	1.2	(0.1)	0.0	—	—	—
	1.8	1.4	0.0	(1.0)	4.5	0.1
Total Comprehensive Income	254.8	708.0	12.0	117.3	132.4	2.2
Total Net Income (Loss) attributable to:
Equity holders of HOA	254.3	708.2	12.0	119.0	128.7	2.1
Non-controlling interest	(1.3)	(1.6)	0.0	(0.7)	(0.8)	(0.0)
	253.0	706.6	12.0	118.3	127.9	2.1

Total Comprehensive Income (Loss) attributable to:
Equity holders of HOA	256.1	709.6	12.0	118.0	133.2	2.2
Non-controlling interest	(1.3)	(1.6)	0.0	(0.7)	(0.8)	(0.0)
	254.8	708.0	12.0	117.3	132.4	2.2

____________

Notes:

(1)      HOA’s audited consolidated financial statements have been prepared for the first time in compliance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The new significant accounting policies under IFRS are disclosed in Note 3 to HOA’s audited consolidated financial statements for the years ended December 31, 2023 and 2022, which are included elsewhere in this proxy statement/prospectus, while Note 32 to HOA’s audited consolidated financial statements for the years ended December 31, 2023 and 2022 explains adjustments made by HOA in preparing its IFRS opening consolidated balance sheet as at January 1, 2022 and in restating its consolidated financial statements for the year ended December 31, 2022, which were prepared in accordance with PFRS, as modified by the application of the financial reporting reliefs issued and approved by the Philippine SEC in response to the COVID-19 pandemic. For further details, see Note 32 to HOA’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

(2)      The translation of Philippine peso amounts into U.S. dollars is provided for convenience only and is unaudited. Amounts in Philippine pesos were converted to U.S. dollars on the basis of the rate for the conversion quoted in the BSP Daily Reference Exchange Rate Bulletin as of June 30, 2024 of ₱58.868 = $1.00. See “Exchange Rates.”

Consolidated Statements of Financial Position

	As of January 1, 2022(1)	As of December 31,			As of June 30,
		2022(1)	2023	2023	2024	2024
	(₱)	(₱)	(₱)	($)(2)	(₱)	($)(2)
	(millions)
	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash	348.6	439.6	226.4	3.9	253.7	4.3
Receivables	1,093.3	1,632.9	1,705.3	29.0	1,819.6	30.9
Due from related parties	417.6	606.8	1.9	0.0	11.2	0.2
Inventories	1,093.7	1,303.4	1,336.5	22.7	1,534.1	26.1
Advances to contractors	328.0	468.9	1,115.3	18.9	1,179.1	20.0
Prepaid expenses and other current assets	199.7	169.8	215.9	3.7	310.3	5.3
Total Current Assets	3,480.9	4,621.4	4,601.3	78.2	5,108.0	86.8

Noncurrent Assets
Installment contracts receivable – noncurrent	—	49.2	303.5	5.1	269.8	4.6
Property and equipment – net	390.8	382.0	628.8	10.7	619.7	10.5
Investment in associates	488.8	572.6	569.5	9.7	561.9	9.5
Investment property	119.3	132.5	546.7	9.3	546.7	9.3
Deposits for land acquisition	164.7	164.7	164.7	2.8	164.7	2.8
Deferred tax assets	52.6	93.2	75.4	1.3	61.5	1.0
Other noncurrent assets	25.5	21.2	25.2	0.4	22.2	0.4
Total Noncurrent Assets	1,241.7	1,415.4	2,313.8	39.3	2,246.5	38.1
Total Assets	4,722.6	6,036.8	6,915.1	117.5	7,354.5	124.9

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and other current liabilities	2,097.0	2,872.4	3,611.3	61.3	3,980.4	67.6
Lease liabilities	1.3	—	6.0	0.1	6.3	0.1
Notes payable	15.2	7.9	5.6	0.1	1.4	0.0
Income tax payable	3.2	0.1	16.6	0.3	23.2	0.4
Customers’ deposits	134.6	209.3	187.6	3.2	184.0	3.1
Collection in excess of cost – current	337.5	67.8	69.5	1.2	37.4	0.6
Due to related parties – current	6.3	7.3	322.8	5.5	241.8	4.1
Retention payable – current	59.9	89.7	42.4	0.7	61.2	1.0
Total Current Liabilities	2,655.0	3,254.5	4,261.8	72.4	4,535.7	76.9

	As of January 1, 2022(1)	As of December 31,			As of June 30,
		2022(1)	2023	2023	2024	2024
	(₱)	(₱)	(₱)	($)(2)	(₱)	($)(2)
	(millions)
	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
Noncurrent Liabilities
Due to related parties – net of current portion	1,057.7	1,496.6	691.8	11.8	691.7	11.8
Lease liabilities – net of current portion	—	—	15.6	0.2	12.4	0.2
Retention payable – net of current portion	34.8	34.8	101.2	1.7	101.2	1.7
Deferred tax liabilities	84.1	186.5	282.0	4.8	268.3	4.6
Collection in excess of cost – noncurrent	46.2	83.9	16.0	0.3	23.5	0.4
Other noncurrent liabilities	3.9	3.2	16.5	0.3	59.0	1.0
Notes payable – net of current portion	12.8	5.5	—	—	—	—
Total Noncurrent Liabilities	1,239.5	1,810.5	1,123.1	19.1	1,156.1	19.7
Total Liabilities	3,894.5	5,065.0	5,384.9	91.5	5,691.8	96.6

Equity Attributable to Equity Holders of HOA:
Capital stock	550.8	550.8	550.8	9.4	550.8	9.4
Retained earnings	269.0	412.3	971.6	16.5	1,100.4	18.7
Remeasurement gain on defined benefit liability – net of tax	1.2	2.3	2.3	0.0	2.3	0.0
Translation reserve	(0.0)	0.6	1.5	0.0	6.0	0.1
	821.0	966.0	1,526.2	25.9	1,659.5	28.2
Non-controlling interest	7.1	5.8	4.0	0.1	3.2	0.1
Total Equity	828.1	971.8	1,530.2	26.0	1,662.7	28.3
Total Liabilities and Equity	4,722.6	6,036.8	6,915.1	117.5	7,354.5	124.9

____________

Notes:

(1)      HOA’s audited consolidated financial statements have been prepared for the first time in compliance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The new significant accounting policies under IFRS are disclosed in Note 3 to HOA’s audited consolidated financial statements for the years ended December 31, 2023 and 2022, which are included elsewhere in this proxy statement/prospectus, while Note 32 to HOA’s audited consolidated financial statements for the years ended December 31, 2023 and 2022 explains adjustments made by HOA in preparing its IFRS opening consolidated balance sheet as at January 1, 2022 and in restating its consolidated financial statements for the year ended December 31, 2022, which were prepared in accordance with PFRS, as modified by the application of the financial reporting reliefs issued and approved by the Philippine SEC in response to the COVID-19 pandemic. For further details, see Note 32 to HOA’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

(2)      The translation of Philippine peso amounts into U.S. dollars is provided for convenience only and is unaudited. Amounts in Philippine pesos were converted to U.S. dollars on the basis of the rate for the conversion quoted in the BSP Daily Reference Exchange Rate Bulletin as of June 30, 2024 of ₱58.868 = $1.00. See “Exchange Rates.”

Consolidated Statements of Cash Flows

	For the year ended December 31,			For the six months ended June 30,
	2022	2023	2023	2023	2024	2024
	(₱)	(₱)	($)(1)	(₱)	(₱)	($)(1)
	(millions)
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	319.7	(132.8)	(2.3)	(61.3)	37.9	0.6
Net cash used in investing activities	(101.6)	(21.4)	(0.4)	(23.8)	(2.2)	(0.0)
Net cash used in financing activities	(127.1)	(59.0)	(1.0)	(28.4)	(8.4)	(0.1)
Net increase (decrease) in cash	91.0	(213.2)	(3.7)	(113.5)	27.3	0.5
Cash at beginning of the period	348.6	439.6	7.5	439.6	226.4	3.8
Cash at end of the period	439.6	226.4	3.8	326.1	253.7	4.3

____________

Note:

(1)      The translation of Philippine peso amounts into U.S. dollars is provided for convenience only and is unaudited. Amounts in Philippine pesos were converted to U.S. dollars on the basis of the rate for the conversion quoted in the BSP Daily Reference Exchange Rate Bulletin as of June 30, 2024 of ₱58.868= $1.00. See “Exchange Rates.”

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF JVSPAC

The balance sheet data of JVSPAC as of September 30, 2024 (unaudited) and December 31, 2023 and the statement of operations data of JVSPAC for the three months ended September 30, 2024 (unaudited), for the nine months ended September 30, 2024 (unaudited), and for the year ended December 31, 2023 are derived from JVSPAC’s audited or unaudited financial statements, as applicable, included elsewhere in this registration statement. The historical results of JVSPAC included below and elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of JVSPAC. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of JVSPAC” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

Statement of Operations (unaudited):	For the Three Months Ended September 30,		For The Nine Months Ended September 30,
	2024	2023	2024	2023
Loss from operations	(149,054)	(48,928)	(709,844)	(50,253)
Total other income	775,937	—	2,108,870	—

Net income (loss)	$626,883	$(48,928)	$1,399,026	$(50,253)
Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to redemption	5,750,000	—	5,267,336	—

Basic and diluted net income per share, Class A ordinary shares subject to redemption	$0.16	$—	$0.46	$—

Basic and diluted weighted average shares outstanding, Non-redeemable Class A and Class B ordinary shares	1,936,250	1,250,000	1,878,645	1,250,000

Basic and diluted net loss per share, Non-redeemable Class A and Class B ordinary shares	$(0.16)	$(0.04)	$(0.53)	$(0.04)
Statement of Operations	For the Year Ended December 31 2023
Formation and operating costs	$76,827
Net loss	$(76,827)

Basic and diluted weighted average shares outstanding(1)	1,250,000
Basic and diluted net loss per share	$(0.06)
Condensed Balance Sheet	September 30, 2024	December 31, 2023
	(unaudited)
Assets
Cash	$844,690	$—
Prepaid expenses and other current assets	124,887	7,650
Total Current Assets	969,577	7,650
Deferred offering costs	—	386,725
Investment held in Trust Account	59,579,851	—
Total Assets	$60,549,428	$394,375
Total Liabilities	467,140	491,697
Class A ordinary shares subject to possible redemption	58,294,518	—
Total Shareholders’ Equity (Deficit)	1,787,770	(97,322)
Total liabilities, ordinary shares subject to possible redemption and shareholders’ equity (deficit)	$60,549,428	$394,375

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) gives effect to the transactions contemplated by the Business Combination and related transactions. The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS. Under this method of accounting, JVSPAC would be expected to be treated as the “acquired” company for financial reporting purposes, and Hotel101 Global will be the accounting “acquirer”. The summary unaudited pro forma condensed combined statement of financial position data as of June 30, 2024 gives effect to the Business Combination and related transactions as if they had occurred on June 30, 2024. The summary unaudited pro forma condensed combined statements of profit or loss data for the six months ended June 30, 2024 and for the year ended December 31, 2023 give effect to the Business Combination and related transactions as if they had occurred on January 1, 2023, the beginning of the earliest periods presented.

The Summary Pro Forma Information has been derived from, should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of JVSPAC and Hotel101 Global for the applicable periods included in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the post-Business Combination company’s financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of the post-Business Combination company following the capital recapitalization.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption for cash of JVSPAC Public Shares:

•        Assuming No Redemption Scenario:    This presentation assumes that no Public Shareholders exercise their rights to redeem any of their JVSPAC Class A Ordinary Shares for a pro rata portion of the funds in the Trust Account. Thus, the amount of funds held in the Trust Account is available for the Business Combination.

•        Assuming Maximum Redemption Scenario:    This presentation assumes that JVSPAC Public Shareholders holding 5,750,000 JVSPAC Class A Ordinary Shares will exercise their redemption rights for $59.4 million upon consummation of the Business Combination at a redemption price of $10.33 per share. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

	No Redemption Scenario	Maximum Redemption Scenario
	(in USD and in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined Statement of Profit or Loss Data for the Six Months ended June 30, 2024
Net loss	$(46,860)	$(46,860)
Weighted average shares outstanding – basic and diluted	239,783,750	234,033,750
Basic and diluted net loss per share	$(0.20)	$(0.20)

	No Redemption Scenario	Maximum Redemption Scenario
	(in USD and in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined Statement of Profit or Loss Data for the year ended December 31, 2023
Net loss	$(139,715)	$(138,615)
Weighted average shares outstanding – basic and diluted	239,783,750	234,033,750
Basic and diluted net loss per share	$(0.58)	$(0.59)
	No Redemption Scenario	Maximum Redemption Scenario
	(in USD and in thousands)
Summary Unaudited Pro Forma Condensed Combined Statement of Financial Position Data as of June 30, 2024
Total assets	$125,450	$68,339
Total liabilities	61,394	63,673
Total shareholders’ equity	$64,056	$4,666

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of financial information of JVSPAC and Hotel101 Global, adjusted to give effect to the Business Combination and related transactions.

HBNB and Merger Subs were incorporated for the sole purpose of effectuating the Transactions. They do not meet the definition of a business. These entities have no activities other than transaction costs which are included in the transaction accounting adjustments.

Therefore, the following unaudited pro forma condensed combined statement of financial position as of June 30, 2024 combines the historical unaudited consolidated statement of financial position of Hotel101 Global as of June 30, 2024 and the historical unaudited balance sheet of JVSPAC as of June 30, 2024, giving pro forma effect to the Business Combination as if it had occurred as of June 30, 2024.

The following unaudited pro forma condensed combined statement of profit or loss for the six months ended June 30, 2024 includes the historical unaudited statement of profit or loss of Hotel101 Global for the six months ended June 30, 2024 and the historical unaudited statement of operations of JVSPAC for the six months ended June 30, 2024 on a pro forma basis as if the Business Combination had occurred on January 1, 2023, the beginning of the earliest periods presented.

The following unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2023 includes the historical audited statement of profit or loss of Hotel101 Global for the year ended December 31, 2023 and the historical audited statement of operations of JVSPAC for the year ended December 31, 2023 on a pro forma basis as if the Business Combination had occurred on January 1, 2023, the beginning of the earliest periods presented.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2024, has been derived from:

•        the historical unaudited financial statements of JVSPAC as of June 30, 2024, and the related notes thereto included in JVSPAC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 filed with the SEC on August 9, 2024;

•        the historical unaudited consolidated financial statements of Hotel101 Global as of June 30, 2024, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of profit or loss for the six months ended June 30, 2024, has been derived from:

•        the historical unaudited financial statements of JVSPAC for the six months ended June 30, 2024, and the related notes thereto included in JVSPAC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 filed with the SEC on August 9, 2024;

•        the historical unaudited consolidated financial statements of Hotel101 Global for the six months ended June 30, 2024, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2023, has been derived from:

•        the historical audited financial statements of JVSPAC for the year ended December 31, 2023, and the related notes thereto included elsewhere in this proxy statement/prospectus;

•        the historical audited consolidated financial statements of Hotel101 Global for the year ended December 31, 2023, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as in effect on the date of this proxy statement/prospectus which incorporates Transaction Accounting Adjustments. Hotel101 Global and JVSPAC have elected not to present any estimates related to potential synergies and other transaction effect that are reasonably expected to occur or have already occurred and will only be presenting Transaction Accounting Adjustments in unaudited pro forma condensed combined financial information.

This information should be read together with the financial statements and related notes, as applicable, of each of Hotel101 Global and JVSPAC included in this proxy statement/prospectus, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hotel101 Global,” the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of JVSPAC” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Transactions

Business Combination

On April 8, 2024, JVSPAC entered into the Merger Agreement with Hotel101 Global, HOA, DoubleDragon, DDPC, Hotel101 Worldwide, HBNB, Merger Sub 1, and Merger Sub 2. On September 3, 2024, JVSPAC, Hotel101 Global, HOA, DoubleDragon, DDPC, Hotel101 Worldwide, HBNB, Merger Sub 1 and Merger Sub 2 entered into the First Amendment to the Merger Agreement.

Restructuring

Prior to the Company Amalgamation and SPAC Merger and pursuant to the terms of the Merger Agreement, DoubleDragon, DDPC and Hotel101 Global will be engaged in the following Restructuring:

Share Transfer

DoubleDragon transferred 216,000 common shares of HOA, representing 40% of the share capital of HOA to Hotel101 Global in exchange for 1,987,239 Hotel101 Global shares pursuant to a Share Purchase Agreement. DoubleDragon will complete the Share Transfer including the completion of all required filings and registrations with the applicable authorities, by no later than three (3) months of the first filing of this proxy statement/prospectus with the SEC. As consideration for the Share Transfer, Hotel101 Global shall issue to DoubleDragon the Transfer Payment Shares by no later than the Closing Date. Hotel101 Global has not met the requirements for control as summarized within IFRS 10, and therefore should not consolidate HOA. The investment is accounted for using the equity method under IAS 28 in the pro forma financial statements.

Property Transfer

DDPC transferred to Hotel101 Global leasehold right over certain real estate-related properties free and clear of any encumbrances in exchange for the issuance of ordinary shares in the capital of Hotel101 Global to DDPC. DDPC and Hotel101 Global shall complete the Property Transfer, including the completion of all required filings and registrations with the applicable authorities, by no later than the Closing Date. The properties acquired are recognized at fair value and depreciated in 64 years using straight-line method in the pro forma financial statements.

Company Amalgamation and SPAC Merger

Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with applicable laws, as part of the transactions contemplated by the Merger Agreement and the Additional Agreements, after the Restructuring, (a) Hotel101 Global and Merger Sub 1 will amalgamate, with Hotel101 Global being the surviving entity and becoming a wholly-owned subsidiary of HBNB, and (b) Merger Sub 2 will merge with and into JVSPAC, with JVSPAC being the surviving entity and becoming a wholly-owned subsidiary of HBNB. The Company Amalgamation is subject to, among other things, approval by the respective shareholders and secured creditors of Hotel101 Global and Merger Sub 1.

At the effective time of the Company Amalgamation, the board of directors of Hotel101 Global shall be appointed by HBNB. At the effective time of the SPAC Merger, the board of directors of JVSPAC shall be appointed by DoubleDragon.

HBNB and Merger Subs were incorporated for the sole purpose of effectuating the merger. They do not meet the definition of a business. These entities have no activities other than transaction costs which are included in the transaction accounting adjustments.

Merger Consideration

Pursuant to the terms of the Merger Agreement, the aggregate consideration is $2,300,000,000 in newly issued ordinary shares of HBNB at a price of $10.00 per share (the “Consideration Shares”) consisting of (i) 195,500,000 HBNB Ordinary Shares to be paid to DDPC, Hotel101 Worldwide and DoubleDragon, and (ii) 34,500,000 HBNB Ordinary Shares to be issued to certain key executives (“Key Executives”) of HBNB and DoubleDragon (the “Key Executive Shares”). HBNB is authorized to issue the Key Executive Shares, which is expected to take into effect prior to the closing of the Business Combination. The Key Executive Shares will be held or subscribed immediately prior to the SPAC Merger Effective Time by the Key Executives, namely Mr. Sia, Dr. Tan Caktiong, Ferdinand J. Sia, Rizza Marie S. Javelona, Marriana Henares Yulo and other persons to be determined by the board of directors of DoubleDragon in its sole discretion. The Key Executive Shares shall be subject to a vesting period starting on the 18th month up to the 66th month from the closing. They may be cancelled by HBNB if a Key Executive leaves HBNB prior to expiry of the vesting period. In addition to the foregoing, HBNB shall also issue 600,000 HBNB Ordinary Shares to its financial adviser for the Business Combination.

If HBNB’s reported consolidated revenue for fiscal year 2025, as set forth in its annual audited consolidated financial statements, is at least $113.25 million, then HBNB, at its option, may issue in the aggregate up to an additional 500,000 ordinary shares as a bonus to the directors, executives, managers, advisors and employees of HBNB, its subsidiaries and/or parent companies, as determined at the relevant time. Parties agree that fifty percent (50%) of the Earnout Shares will not be subject to any lock-up arrangement, and the remaining fifty percent (50%) of the Earnout Shares shall be subject to a lock-up period of six months from the date of issuance. The Earnout Shares are representative of share-based payment transaction within the scope of IFRS 2. The Earnout Shares will be equity classified and measured at the market price of the entity’s shares at the grant date. The cost of services received in exchange for the Earnout Shares will be recognized during the vesting period based on the best available estimate of the number of Earnout Shares expected to vest, which will be revised in each reporting period that subsequent information indicates that a change is required. At this point of time, the revenue target is not expected to be met, and thus no expense is recognized in the pro forma financial statements.

Treatment of Hotel101 Securities

At the effective time of the Company Amalgamation, each Hotel101 Global share issued and outstanding immediately prior to the Company Amalgamation Effective Time shall automatically be cancelled in exchange for the right to receive, without interest, 195,500,000 HBNB Ordinary Shares to be issued on the Closing Date. All of the Hotel101 Global shares converted into the right to receive consideration pursuant to the Merger Agreement will no longer be outstanding and shall cease to exist, and each holder of Hotel101 Global shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable consideration pursuant to the Merger Agreement.

Treatment of JVSPAC Securities

Immediately prior to the effective time of the SPAC Merger (but immediately subsequent to the Company Amalgamation Effective Time, each JVSPAC Unit issued and outstanding immediately prior to the SPAC Merger Effective Time will separate into one JVSPAC Class A Ordinary Share and one JVSPAC Right, with every four JVSPAC Rights converting into one JVSPAC Class A Ordinary Share. At the SPAC Merger Effective Time, every JVSPAC Ordinary Share issued and outstanding (other than dissenting shares) immediately prior to the SPAC Merger Effective Time (but immediately subsequent to the conversion of the SPAC Rights) (other than JVSPAC Dissenting Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive one HBNB Ordinary Share.

Accounting for the Business Combination

The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS. Under this method of accounting, JVSPAC would be expected to be treated as the “acquired” company for financial reporting purposes, and Hotel101 Global will be the accounting “acquirer”. This determination was primarily based on the assumption that:

•        Hotel101 Global’s current shareholders will hold a majority of the voting power of the combined company post Business Combination;

•        Hotel101 Global’s operations will substantially comprise the ongoing operations of the combined company;

•        Hotel101 Global is the larger entity in terms of substantive operations and employee base; and

•        Hotel101 Global’s senior management will comprise the senior management of the combined company.

Another determining factor was that JVSPAC does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization, within the scope of International Financial Reporting Standards 2, Share-Based Payments, (“IFRS 2”). The net assets of JVSPAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of fair value of shares issued to JVSPAC over the fair value of JVSPAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

JVSPAC has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios of JVSPAC Public Shares into cash as more fully described below:

•        Assuming No Redemption Scenario:    This presentation assumes that no Public Shareholders exercise their rights to redeem any of their JVSPAC Class A Ordinary Shares for a pro rata portion of the funds in the Trust Account. Thus, the amount of funds held in the Trust Account is available for the Business Combination.

•        Assuming Maximum Redemption Scenario:    This presentation assumes that JVSPAC Public Shareholders holding 5,750,000 JVSPAC Class A Ordinary Shares will exercise their redemption rights for $59.4 million upon consummation of the Business Combination at a redemption price of $10.33 per share. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

Ownership

The following table sets out share ownership of HBNB on a pro forma basis assuming the No Redemption Scenario and the Maximum Redemption Scenario:

	No Redemption Scenario	Maximum Redemption Scenario
DDPC, Hotel101 Worldwide and DoubleDragon	195,500,000	195,500,000
Key Executives	34,500,000	34,500,000
Public Shareholders(1)	7,187,500	1,437,500
Initial Shareholders(2)	1,737,500	1,737,500
Maxim	258,750	258,750
Advisor	600,000	600,000
Total	239,783,750	234,033,750

____________

(1)      Includes 1,437,500 shares to be issued upon consummation of the Business Combination upon conversion of the Public Rights outstanding.

(2)      Includes 60,000 shares to be issued upon consummation of the Business Combination upon conversion of the Private Rights outstanding.

The following unaudited pro forma condensed combined statement of financial position as of June 30, 2024 and the unaudited pro forma condensed combined statements of profit or loss for the six months ended June 30, 2024 and for the year ended December 31, 2023 are based on (i) the audited and unaudited consolidated financial statements of Hotel101 Global for the six months ended June 30, 2024 and for the year ended December 31, 2023, and (ii) the audited and unaudited financial statements of JVSPAC for the six months ended June 30, 2024 and for the year ended December 31, 2023. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial statements:

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2024(1)
(In USD and in thousands)

	Historical			Scenario 1: No Redemption Scenario			Scenario 2: Maximum Redemption Scenario
	Hotel101 Global (IFRS)	JVSPAC (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 4)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Non-current assets
Other assets	$92	$—	$—	$—		$92	$—		$92
Property and equipment	1,875	—	—	5,192	F	7,067	—		7,067
Deferred tax assets	38	—	—	—		38	—		38
Investment in associate	—	—	—	1,929	E	1,929	—		1,929
Investments held in Trust Account	—	58,815	—	575	A	—	—		—
				(59,390)	B
Non-current assets	2,005	58,815	—	(51,694)		9,126	—		9,126
Development properties	43,772	—	—	—		43,772	—		43,772
Other receivables	116	—	—	—		116	—		116
Prepayments and other assets	6,122	176	—	676	C	6,974	(676)	K	6,298
Cash and cash equivalents	10,794	910	—	(575)	A	65,462	(56,435)	K	9,027
				59,390	B
				(4,771)	C
				(286)	D
Current assets	60,084	1,086	—	54,434		116,324	(57,111)		59,213
Total assets	$62,809	$59,901	$—	$2,740		$125,450	$(57,111)		$68,339

Commitments and contingencies
JVSPAC Class A ordinary shares subject to possible redemption	$—	$56,428	$(56,428)	$—		$—	$—		$—

EQUITY
JVSPAC Preference shares, no par value; 1,000,000 shares authorized; none issued or outstanding	—	—	—	—		—	—		—
JVSPAC Class A ordinary shares, no par value; 100,000,000 shares authorized; 498,750 shares issued and outstanding (excluding 5,750,000 shares subject to possible redemption)	—	—	—	—		—	—		—
JVSPAC Class B ordinary shares, no par value; 10,000,000 shares authorized; 1,437,500 shares issued and outstanding	—	25	—	(25)	L	—	—		—

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
FINANCIAL POSITION — (Continued)
AS OF JUNE 30, 2024(1)
(In USD and in thousands)

	Historical			Scenario 1: No Redemption Scenario			Scenario 2: Maximum Redemption Scenario
	Hotel101 Global (IFRS)	JVSPAC (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 4)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Hotel101 Global share capital	5,224	—	—	1,929	E	—	—		—
				5,192	F
				(12,345)	G
HBNB Class A ordinary shares, $1.00 par value	—	—	—	195,500	G	239,784	(5,750)	L	234,034
				34,500	H
				600	I
				7,686	L
				1,498	M
Additional paid-in capital	—	2,352	—	(575)	A	—	(59,390)	K	—
				(2,102)	C		5,750	L
				(183,155)	G		(1,100)	N
				(34,500)	H		54,740	O
				5,712	I
				(7,572)	J
				57,003	K
				(7,661)	L
				(1,498)	M
				45,380	N
				126,616	O
Retained earnings (accumulated losses)	(4,187)	651	—	(1,911)	C	(176,183)	1,100	N	(229,823)
				(6,312)	I		(54,740)	O
				7,572	J
				(45,380)	N
				(126,616)	O
Foreign currency translation reserve	455	—	—	—		455	—		455
Total Equity	1,492	3,028	—	59,536		64,056	(59,390)		4,666

LIABILITIES
Non-current liabilities
JVSPAC Class A ordinary shares subject to possible redemption	—	—	56,428	575	A	—	—		—
				(57,003)	K
Lease liabilities	1,183	—	—	—		1,183	—		1,183
Non-current liabilities	1,183	—	56,428	(56,428)		1,183	—		1,183
Accounts payable and accrued expenses	—	89	(89)	—		—	—		—
Accrued offering costs	—	70	(70)	—		—	—		—
Promissory note – related party	—	286	—	(286)	D	—	286	K	286
Lease liabilities	379	—	—	—		379	—		379
Other payables	59,755	—	159	(82)	C	59,832	1,993	K	61,825
Current liabilities	60,134	445	—	(368)		60,211	2,279		62,490
Total liabilities	61,317	445	56,428	(56,796)		61,394	2,279		63,673
Total equity and liabilities	$62,809	$59,901	$—	$2,740		$125,450	$(57,111)		$68,339

____________

(1)      The unaudited pro forma condensed combined statement of financial position as of June 30, 2024 combines the historical unaudited consolidated statement of financial position of Hotel101 Global as of June 30, 2024 and the historical unaudited balance sheet of JVSPAC as of June 30, 2024. HBNB was incorporated for the sole purpose of effectuating the Transactions. It does not meet the definition of a business. It has no activities other than transaction costs which are included in the transaction accounting adjustments.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS
FOR THE SIX MONTHS ENDED JUNE 30, 2024(1)
(In USD and in thousands, except share and per share amounts)

	Historical			Scenario 1: No Redemption Scenario			Scenario 2: Maximum Redemption Scenario
	Hotel101 Global (IFRS)	JVSPAC (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 4)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined
Rental income	$1	$—	$—	$—		$1	$—	$1
Operating expenses	(1,648)	—	(561)	3	BB	(47,616)		(47,616)
				(41)	CC
				(45,369)	EE
Operating and formation costs	—	(561)	561	—		—	—	—
Results from operating activities	(1,647)	(561)	—	(45,407)		(47,615)	—	(47,615)
Finance income	2	—	18	—		20	—	20
Finance costs	(164)	—	—	—		(164)	—	(164)
Equity in net income of an associate	—	—	—	899	DD	899	—	899
Interest income – Trust	—	1,315	—	(1,315)	AA	—	—	—
Interest income – Bank	—	18	(18)	—		—	—	—
Profit (loss) before tax	(1,809)	772	—	(45,823)		(46,860)	—	(46,860)
Tax credit	—	—	—	—		—	—	—
Profit (loss)	$(1,809)	$772	$—	$(45,823)		$(46,860)	$—	$(46,860)

Basic and diluted loss per share	$(0.35)

Basic and diluted net income per share, Class A ordinary shares subject to possible redemption		$0.29

Basic and diluted net loss per share, non-redeemable Class A and Class B ordinary shares		$(0.37)

Pro forma weighted average number of shares outstanding – basic and diluted						239,783,750		234,033,750

Pro forma loss per share – basic and diluted						$(0.20)		$(0.20)

____________

(1)      The unaudited pro forma condensed combined statement of profit or loss for the six months ended June 30, 2024 combines the historical unaudited statement of profit or loss of Hotel101 Global for the six months ended June 30, 2024 and the historical unaudited statement of operations of JVSPAC for the six months ended June 30, 2024. HBNB was incorporated for the sole purpose of effectuating the Transactions. It does not meet the definition of a business. It has no activities other than transaction costs which are included in the transaction accounting adjustments.

(2)      Please refer to Note 7 — Net Loss per Share for details.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS
FOR THE YEAR ENDED DECEMBER 31, 2023(1)
(In USD and in thousands, except share and per share amounts)

	Historical			Scenario 1: No Redemption Scenario			Scenario 2: Maximum Redemption Scenario
	Hotel101 Global (IFRS)	JVSPAC (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 4)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Rental income	$1	$—	$—	$—		$1	$—		$1
Operating expenses	(2,072)	—	(77)	(45,380)	FF	(144,660)	1,100	FF	(143,560)
				(81)	CC
				(6,312)	GG
				(90,738)	EE
Operating and formation costs	—	(77)	77	—		—	—		—
Results from operating activities	(2,071)	(77)	—	(142,511)		(144,659)	1,100		(143,559)
Finance income	12	—	—	—		12	—		12
Finance costs	(174)	—	—	—		(174)	—		(174)
Equity in net income of an associate	—	—	—	5,078	DD	5,078	—		5,078
Loss before tax	(2,233)	(77)	—	(137,433)		(139,743)	1,100		(138,643)
Tax credit	28	—	—	—		28	—		28
Loss	$(2,205)	$(77)	$—	$(137,433)		$(139,715)	$1,100		$(138,615)

Basic and diluted loss per share	$(0.42)

Basic and diluted net loss per share		$(0.06)

Pro forma weighted average number of shares outstanding – basic and diluted						239,783,750			234,033,750

Pro forma loss per share – basic and diluted						$(0.58)			$(0.59)

____________

(1)      The unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2023 combines the historical audited statement of profit or loss of Hotel101 Global for the year ended December 31, 2023 and the historical audited statement of operations of JVSPAC for the year ended December 31, 2023. HBNB was incorporated for the sole purpose of effectuating the Transactions. It does not meet the definition of a business. It has no activities other than transaction costs which are included in the transaction accounting adjustments.

(2)      Please refer to Note 7 — Net Loss per Share for details.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Proposed Transactions

Business Combination

For a description of the Business Combination and certain agreements executed in connection therewith, see “Summary of the Proxy statement/prospectus — The Business Combination” and “Certain Agreements Related to the Business Combination.”

Note 2 — Basis of Presentation

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that JVSPAC will experience. Hotel101 Global and JVSPAC have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified Transaction Accounting Adjustments and present the Management’s Adjustments. JVSPAC has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

JVSPAC does not meet the definition of a “business” pursuant to IFRS 3 as it is an empty listed shell holding only cash raised as part of its original equity issuance. As a result, the Business Combination does not qualify as a “business combination” within the meaning of IFRS 3; rather, the Business Combination will be accounted for as a capital reorganization in accordance with IFRS 2. See Note 3 — Accounting for the Business Combination for more details.

HBNB and Merger Subs were incorporated for the sole purpose of effectuating the merger. They do not meet the definition of a business. These entities have no activities other than transaction costs which are included in the transaction accounting adjustments.

The historical financial statements of Hotel101 Global has been prepared in accordance with IFRS as issued by the IASB. The historical financial statements of JVSPAC have been prepared in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial information reflects IFRS, the basis of accounting used by Hotel101 Global. One adjustment required to convert JVSPAC’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information were to reclassify JVSPAC Class A Ordinary Shares subject to redemption to non-current financial liabilities under IFRS 2. Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align JVSPAC’s historical financial information in accordance with the presentation of Hotel101 Global’s historical financial information.

JVSPAC has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios of JVSPAC Public Shares into cash as more fully described below:

•        Assuming No Redemption Scenario:    This presentation assumes that no Public Shareholders exercise their rights to redeem any of their JVSPAC Class A Ordinary Shares for a pro rata portion of the funds in the Trust Account. Thus, the amount of funds held in the Trust Account is available for the Business Combination.

•        Assuming Maximum Redemption Scenario:    This presentation assumes that JVSPAC Public Shareholders holding 5,750,000 JVSPAC Class A Ordinary Shares will exercise their redemption rights for $59.4 million upon consummation of the Business Combination at a redemption price of $10.33 per share. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The following table sets out share ownership of HBNB on a pro forma basis assuming the No Redemption Scenario and the Maximum Redemption Scenario:

	No Redemption Scenario	Maximum Redemption Scenario
DDPC, Hotel101 Worldwide and DoubleDragon	195,500,000	195,500,000
Key Executives	34,500,000	34,500,000
Public Shareholders(1)	7,187,500	1,437,500
Initial Shareholders(2)	1,737,500	1,737,500
Maxim	258,750	258,750
Advisor	600,000	600,000
Total	239,783,750	234,033,750

____________

(1)      Includes 1,437,500 shares to be issued upon consummation of the Business Combination upon conversion of the Public Rights outstanding.

(2)      Includes 60,000 shares to be issued upon consummation of the Business Combination upon conversion of the Private Rights outstanding.

The pro forma adjustments do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently non-deductible or non-taxable based on the laws of the relevant jurisdiction.

Upon consummation of the Business Combination, management will perform a comprehensive review of the entity’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 — Accounting for the Business Combination

The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS. Under this method of accounting, JVSPAC would be expected to be treated as the “acquired” company for financial reporting purposes, and Hotel101 Global will be the accounting “acquirer”. This determination was primarily based on the assumption that:

•        Hotel101 Global’s current shareholders will hold a majority of the voting power of the combined company post Business Combination;

•        Hotel101 Global’s operations will substantially comprise the ongoing operations of the combined company;

•        Hotel101 Global is the larger entity in terms of substantive operations and employee base; and

•        Hotel101 Global’s senior management will comprise the senior management of the combined company.

Another determining factor was that JVSPAC does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization, within the scope of IFRS 2. The net assets of JVSPAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of fair value of shares issued to JVSPAC over the fair value of JVSPAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Note 4 — IFRS Conversion and Presentation Alignment

The historical financial information of JVSPAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. One adjustment required to convert JVSPAC’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information were to reclassify JVSPAC Class A

Ordinary Shares subject to redemption to non-current financial liabilities under IFRS 2, as shareholders have the right to require JVSPAC to redeem the ordinary shares and JVSPAC has an irrevocable obligation to deliver cash or another financial instrument for such redemption.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align JVSPAC’s historical financial information in accordance with the presentation of Hotel101 Global’s historical financial information.

Note 5 — Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2024

The pro forma adjustments to the unaudited pro forma condensed combined statement of financial position as of June 30, 2024 are as follows:

A.     Reflects the deposit of $0.6 million into the Trust Account to extend the Combination Period and the accretion to JVSPAC Class A ordinary shares subject to possible redemption.

B.      Reflects the liquidation and reclassification of $59.4 million of funds held in the Trust Account to cash and bank balances that becomes available following the Business Combination.

C.     Represents preliminary estimated transaction costs expected to be incurred by JVSPAC and Hotel101 Global of $3.1 million and $3.3 million, respectively, for legal, accounting and printing fees incurred as part of the Business Combination.

For the JVSPAC Transaction Costs, $0.4 million of these fees have been paid and $0.1 million of these fees have been accrued as of the pro forma statement of financial position date. $0.7 million payment to D&O insurance is reflected as prepayment on the pro forma statement of financial position. The remaining amount of $1.9 million is reflected as an adjustment to accumulated deficit.

For the Hotel101 Global Transaction Costs, $1.2 million of these fees have been paid as of the pro forma statement of financial position date. The remaining amount of $2.1 million is included as an adjustment to additional paid-in capital.

D.     Reflects the repayment of related party promissory note at the Business Combination.

E.      Represents the transfer of 40% of the total issued share capital of HOA from DoubleDragon to Hotel101 Global in exchange of issuance of 1,987,239 Hotel101 Global Shares.

F.      Represents the transfer of properties from DDPC to Hotel101 Global in exchange of issuance of 5,347,244 Hotel101 Global Shares.

G.     Reflects the issuance of 195,500,000 HBNB Class A Ordinary Shares to DDPC, Hotel101 Worldwide and DoubleDragon at par value of $1.00 per share.

H.     Represents the issuance of 34,500,000 HBNB Class A Ordinary Shares to Key Executives at par value of $1.00 per share. The Key Executive Shares shall vest based on the Vesting Schedule. They may be cancelled by HBNB if a Key Executive leaves HBNB prior to expiry of the vesting period. For the purposes of these pro forma financial statements, it was assumed that the grant date fair value of the 34,500,000 Key Executive Shares was $10.52 per share (as of January 17, 2025).

I.       Represents the issuance of 600,000 HBNB Class A Ordinary Shares as compensation to an advisor at par value of $1.00 per share upon the closing for services rendered. For the purposes of these pro forma financial statements, it was assumed that the grant date fair value of the 600,000 shares granted to the advisor was $10.52 per share (as of January 17, 2025).

J.       Represents the elimination of JVSPAC’s historical accumulated losses after recording the transaction costs to be incurred by JVSPAC as described in (C) above, and the compensation as described in (I) above.

K.     The No Redemption Scenario reflects no Public Shareholders exercise their rights to redeem any of their JVSPAC Class A Ordinary Shares for a pro rata portion of the funds in the Trust Account. Thus, the amount of funds held in the Trust Account as of closing is available for the Business Combination.

The Maximum Redemption Scenario reflects JVSPAC Public Shareholders holding 5,750,000 JVSPAC Class A Ordinary Shares will exercise their redemption rights for $59.4 million upon consummation of the Business Combination at a redemption price of $10.33 per share. In addition, assuming 100% redemptions, JVSPAC would not have sufficient funds available to pay for the transaction costs of $2.7 million and the related party promissory note of $0.3 million, which would remain due and payable at the closing of the Business Combination.

L.      The No Redemption Scenario reflects the exchange of 6,248,750 JVSPAC Class A Ordinary Shares and 1,437,500 JVSPAC Class B Ordinary Share into the same number of HBNB Class A Ordinary Shares with a par value of $1.00.

The Maximum Redemption Scenario reflects the exchange of 498,750 JVSPAC Class A Ordinary Shares and 1,437,500 JVSPAC Class B Ordinary Share into the same number of HBNB Class A Ordinary Shares with a par value of $1.00.

M.     Reflects the issuance of 1,437,500 HBNB Class A Ordinary Shares to the holders of JVSPAC Public Rights and 60,000 HBNB Class A Ordinary Shares to the holders of JVSPAC Private Rights at a par value of $1.00.

N.     In the No Redemption Scenario, represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the deemed costs of the shares issued by HBNB and the fair value of JVSPAC’s identifiable net assets at the date of the Business Combination, resulting in a $45.4 million increase to accumulated loss. In the Maximum Redemption Scenario, represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the deemed costs of the shares issued by HBNB and the fair value of JVSPAC’s identifiable net assets at the date of the Business Combination, resulting in a $44.3 million increase to accumulated loss. The fair value of shares issued was estimated based on a market price of $10.52 per share (as of January 17, 2025). The value is preliminary and will change based on fluctuations in the share price of the JVSPAC Class A Ordinary Shares through the Closing Date. In the No Redemption Scenario, a one percent change in the market price per share would result in a change of $1.0 million in the estimated expense. In the Maximum Redemption Scenario, a one percent change in the market price per share would result in a change of $0.4 million in the estimated expense.

	No Redemption Scenario		Maximum Redemption Scenario
	Shares	(in 000s)	Shares	(in 000s)
JVSPAC shareholders of Class A Ordinary Shares	7,746,250		1,996,250
JVSPAC shareholders of Class B Ordinary Shares	1,437,500		1,437,500
Advisor	600,000		600,000
	9,783,750		4,033,750
Deemed costs of shares to be issued to JVSPAC shareholders		$102,925		$42,435
Net assets of JVSPAC as of June 30, 2024		3,028		3,028
Less: JVSPAC Transaction Costs		(1,911)		(1,911)
Less: Accretion to JVSPAC Class A ordinary shares subject to possible redemption		(575)		(575)
Add: Reclassification of shares subject to redemption to equity		57,003		(2,387)
Adjusted net assets of JVSPAC as of June 30, 2024		57,545		(1,845)
Difference – being IFRS 2 charge for listing services		$45,380		$44,280

O.     Reflects the classification under equity to avoid negative additional paid-in capital.

Note 6 — Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statements Of Profit or Loss for the Six Months Ended June 30, 2024 and for the Year Ended December 31, 2023

The pro forma adjustments included in the unaudited pro forma condensed combined statements of profit or loss for the six months ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

AA.  Reflect the elimination of interest income generated from the investments held in Trust Account.

BB.   Reflect the elimination of directors compensation that will be ceased paying upon closing of the Business Combination.

CC.   Reflect the depreciation of the properties acquired as summarized in the Note (F) of the statement of financial position adjustments above.

DD.   Represents the recognition of investment income on HOA as if the transfer of 40% stake in HOA had occurred on January 1, 2023.

EE.   Represents the issuance of 34,500,000 HBNB Class A Ordinary Shares to Key Executives at par value of $1.00 per share. The Key Executive Shares shall vest based on the Vesting Schedule. They may be cancelled by HBNB if a Key Executive leaves HBNB prior to expiry of the vesting period. For the purposes of these pro forma financial statements, it was assumed that the grant date fair value of the 34,500,000 Key Executive Shares was $10.52 per share (as of January 17, 2025).

FF.    Represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the deemed costs of shares issued by HBNB over the fair value of JVSPAC’s identifiable net assets at the date of the Business Combination.

GG.  Represents the issuance of 600,000 HBNB Class A Ordinary Shares as compensation to an advisor at par value of $1.00 per share upon the closing for services rendered. For the purposes of these pro forma financial statements, it was assumed that the grant date fair value of the 600,000 shares granted to the advisor was $10.52 per share (as of January 17, 2025).

Note 7 — Net Loss per Share

Represents the loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2023. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire periods presented.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of JVSPAC’s Public Shares:

	For the six months ended June 30, 2024 and for the year ended December 31, 2023
Weighted average shares outstanding – basic and diluted	No Redemption Scenario	Maximum Redemption Scenario
DDPC, Hotel101 Worldwide and DoubleDragon	195,500,000	195,500,000
Key Executives	34,500,000	34,500,000
Public Shareholders(1)	7,187,500	1,437,500
Initial Shareholders(2)	1,737,500	1,737,500
Maxim	258,750	258,750
DDPC, Hotel101 Worldwide and DoubleDragon	600,000	600,000
Total	239,783,750	234,033,750

____________

(1)      Includes 1,437,500 shares to be issued upon consummation of the Business Combination upon conversion of the Public Rights outstanding. (2)Includes 60,000 shares to be issued upon consummation of the Business Combination upon conversion of the Private Rights outstanding.

COMPARATIVE PER SHARE DATA

The following table sets forth the historical comparative share information for JVSPAC and Hotel101 Global on a stand-alone basis and the unaudited pro forma combined share information for the six months ended June 30, 2024 and for the year ended December 31, 2023, after giving effect to the Business Combination, assuming (i) no Public Shareholders exercise redemption rights with respect to their Public Shares upon the consummation of the Business Combination; and (ii) the Public Shareholders exercise their redemption rights with respect to a maximum of 5,750,000 Public Shares, or $10.33 per share or $59.4 million. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of the maximum contractual redemptions.

This information is only a summary and should be read together with the selected historical financial information summary of JVSPAC and Hotel101 Global and the historical financial statements and related notes of each of JVSPAC and Hotel101 Global, in each case, that are included elsewhere in this proxy statement. The unaudited pro forma combined per share information of JVSPAC and Hotel101 Global is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had JVSPAC and Hotel101 Global consummated a business combination during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of JVSPAC and Hotel101 Global would have been had JVSPAC and Hotel101 Global consummated a business combination during the periods presented.

	Hotel101 Global (Historical)	JVSPAC (Historical)	Pro Forma Combined (No Redemption Scenario)	Pro Forma Combined (Maximum Redemption Scenario)
As of and for the Six Months Ended June 30, 2024
Book value per share(1)	$0.29	$0.39	$0.27	$0.02
Weighted average shares outstanding – basic and diluted	5,224,050	5,023,352	239,783,750	234,033,750
Net income (loss) per share – basic and diluted	$(0.35)	$0.29	$(0.20)	$(0.20)
Weighted average shares outstanding – basic and diluted		1,849,526
Net loss per share – basic and diluted		$(0.37)
	Hotel101 Global (Historical)	JVSPAC (Historical)	Pro Forma Combined (No Redemption Scenario)	Pro Forma Combined (Maximum Redemption Scenario)
For the Year Ended December 31, 2023
Weighted average shares outstanding – basic and diluted	5,224,050	1,250,000	239,783,750	234,033,750
Net loss per share – basic and diluted	$(0.42)	$(0.06)	$(0.58)	$(0.59)

____________

(1)      The book value per share is equal to the total equity divided by the total number of outstanding shares.

DILUTION TO JVSPAC’S SHAREHOLDERS

JVSPAC’s net tangible book value as of June 30, 2024 was $3,028 thousand, or $0.39 per share, based on 7,686,250 shares of JVSPAC Class A and Class B Ordinary Shares outstanding as of that date. The net tangible book value as of June 30, 2024 based on condensed combined pro forma financial statements was $64,248 thousand, or $0.27 per share after giving effect to the issuance of 195,500,000 shares to DDPC, Hotel101 Worldwide and DoubleDragon and 34,500,000 shares to Key Executives, and assuming no redemptions of any shares by the Public Shareholders of JVSPAC in connection with the Business Combination.

The following table illustrates the changes in net tangible book value to existing shareholders and dilution to the recipient of the Closing Payment Shares and Key Executive Shares at varying redemption levels (in thousands, except share and per share data).

	Assuming No Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions
Offering Price of the Securities in the Initial Registered offering price per share	$10.00	$10.00	$10.00

Pro forma net tangible book value, as adjusted(1)	$64,056	$49,208	$34,361
Total Shares	239,783,750	238,346,250	236,908,750
Net tangible book value per share as of June 30, 2024	$0.27	$0.21	$0.15
Dilution per share to the recipient of the Closing Payment Shares and Key Executive Shares	$(9.73)	$(9.79)	$(9.85)
	Assuming 75% Redemptions	Assuming Maximum Redemptions
Offering Price of the Securities in the Initial Registered offering price per share	$10.00	$10.00

Pro forma net tangible book value, as adjusted(1)	$19,513	$4,666
Total Shares	235,471,250	234,033,750
Net tangible book value per share as of June 30, 2024	$0.08	$0.02
Dilution per share to the recipient of the Closing Payment Shares and Key Executive Shares	$(9.92)	$(9.98)

____________

(1)      Net tangible book value is based on the pro forma net tangible asset after giving effect the adjustment disclosed in pro forma including the settlement of JVSPAC transaction cost, the accretion to JVSPAC Class A ordinary shares subject to possible redemption due to Extension Deposit into Trust Account, and the funds released from Trust Account. The net tangible assets under the 25% redemption scenario was further adjusted for the redemptions of $14,848 thousand, under 50% redemption scenario was further adjusted for the redemptions of $29,695 thousand, under 75% redemption scenario was further adjusted for the redemptions of $44,543 thousand, and under maximum redemption scenario was further adjusted for the redemptions of $59,390 thousand.

The following table illustrates the changes in net tangible book value to JVSPAC’s shareholders and decrease in net tangible book value to JVSPAC’s shareholders at varying redemption levels (in thousands, except share and per share data).

	Assuming No Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions
JVSPAC’s net tangible book value as of June 30, 2024, as adjusted for redemptions	$57,545	$42,697	$27,850
JVSPAC’s shares outstanding, as adjusted for redemptions	7,686,250	6,248,750	4,811,250
JVSPAC’s net tangible book value per share as of June 30, 2024, as adjusted for redemptions	$7.49	$6.83	$5.79

Decrease in net tangible book value per share attributable to JVSPAC’s shareholders	$(7.22)	$(6.63)	$(5.64)

	Assuming 75% Redemptions	Assuming Maximum Redemptions
JVSPAC’s net tangible book value as of June 30, 2024, as adjusted for redemptions	$13,002	$(1,845)
JVSPAC’s shares outstanding	3,373,750	1,936,250
JVSPAC’s net tangible book value per share as of June 30, 2024, as adjusted for redemptions	$3.85	$(0.95)

Decrease in net tangible book value per share attributable to JVSPAC’s shareholders, as adjusted for redemptions	$(3.77)	$0.97

The following table illustrates the as adjusted net tangible book value to JVSPAC’s shareholders and decrease in net tangible book value to JVSPAC’s shareholders as a result of transaction costs incurred by JVSPAC, accretion to JVSPAC Class A ordinary shares subject to possible redemption, and funds released from the trust at de-SPAC (in thousands, except share and per share data).

	Assuming No Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions
As adjusted net tangible book value per share	$7.49	$6.83	$5.79

Numerator adjustments
JVSPAC’s net tangible book value	$3,028	$3,028	$3,028
Transaction costs attributed to JVSPAC	(1,911)	(1,911)	(1,911)
Accretion to JVSPAC Class A ordinary shares subject to possible redemption due to Extension Deposit into Trust Account	(575)	(575)	(575)
Funds released from trust(1)	57,003	42,155	27,308
As adjusted net tangible book value	$57,545	$42,697	$27,850

Denominator adjustments
JVSPAC’s shares outstanding	7,686,250	6,248,750	4,811,250
	Assuming 75% Redemptions	Assuming Maximum Redemptions
As adjusted net tangible book value per share	$3.85	$(0.95)

Numerator adjustments
JVSPAC’s net tangible book value	$3,028	$3,028
Transaction costs attributed to JVSPAC	(1,911)	(1,911)
Accretion to JVSPAC Class A ordinary shares subject to possible redemption due to Extension Deposit into Trust Account	(575)	(575)
Funds released from trust(1)	12,460	(2,387)
As adjusted net tangible book value	$13,002	$(1,845)

Denominator adjustments
JVSPAC’s shares outstanding	3,373,750	1,936,250

____________

(1)      The funds released from trust was adjusted under the 25% redemption scenario for the redemptions of $14,848 thousand, under 50% redemption scenario for the redemptions of $29,695 thousand, under 75% redemption scenario for the redemptions of $44,543 thousand, and under maximum redemption scenario for the redemptions of $59,390 thousand.

To the extent that additional shares are issued pursuant to the foregoing, JVSPAC’s shareholders will experience further dilution. In addition, JVSPAC may enter into other transactions. To the extent it issues such securities, investors and JVSPAC’s shareholders may experience further dilution.

JVSPAC issued shares in an initial registered offering at $10.00 per share. After giving effect to the IPO, the issued and outstanding Public Shares of the JVSPAC are 5,750,000, assuming no further redemptions. In connection with the de-SPAC transaction, 195,500,000 shares will be issued to DDPC, Hotel101 Worldwide and DoubleDragon and 34,500,000 shares will be issued to Key Executives, assuming no further redemptions. Redemption levels of 0%, 25%, 50%, 75% and 100% have been disclosure in the table below as required by Item 1604(c) (in thousands, except share and per share data).

For purposes of Item 1604(c)(1), HBNB would have 239,783,750 total shares after giving effect to the de-SPAC transaction under the no redemptions scenario. Where there are no redemptions are none, the company valuation is based on JVSPAC offering price of the securities in the initial registered offering price per share of $10.00 is therefore calculated as: $10.00 (per share IPO price) times 239,783,750 shares, or $2,397,838 thousand. The following table illustrates the valuation at the offering Price of the securities in the initial registered offering price of $10.00 per share for each redemption scenario:

	Assuming no Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions
JVSPAC shares valuation based on offering price of the securities in the initial registered offering of $10.00 per share	$97,838	$83,463	$69,088
JVSPAC shares outstanding post de-SPAC	9,783,750	8,346,250	6,908,750

DDPC, Hotel101 Worldwide and DoubleDragon shares valuation based on offering price of the securities in the initial registered offering of $10.00 per share	$1,955,000	$1,955,000	$1,955,000
DDPC, Hotel101 Worldwide and DoubleDragon shares outstanding post de-SPAC	195,500,000	195,500,000	195,500,000

Key Executive shares valuation based on offering price of the securities in the initial registered offering of $10.00 per share	$345,000	$345,000	$345,000
Key Executive shares outstanding post de-SPAC	34,500,000	34,500,000	34,500,000

Total valuation based on offering price of the securities in the initial registered offering of $10.00 per share	$2,397,838	$2,383,463	$2,369,088

Total shares outstanding post de-SPAC	239,783,750	238,346,250	236,908,750
	Assuming 75% Redemptions	Assuming Maximum Redemptions
JVSPAC shares valuation based on offering price of the securities in the initial registered offering of $10.00 per share	$54,713	$40,338
JVSPAC shares outstanding post de-SPAC	5,471,250	4,033,750

DDPC, Hotel101 Worldwide and DoubleDragon shares valuation based on offering price of the securities in the initial registered offering of $10.00 per share	$1,955,000	$1,955,000
DDPC, Hotel101 Worldwide and DoubleDragon shares outstanding post de-SPAC	195,500,000	195,500,000

Key Executive shares valuation based on offering price of the securities in the initial registered offering of $10.00 per share	$345,000	$345,000
Key Executive shares outstanding post de-SPAC	34,500,000	34,500,000

Total valuation based on offering price of the securities in the initial registered offering of $10.00 per share	$2,354,713	$2,340,338

Total shares outstanding post de-SPAC	235,471,250	234,033,750

The required disclosure is not a guarantee that the trading price of the combined company will not be below the IPO offering price of JVSPAC, nor is the disclosure a guarantee the company valuation will attain one of the stated levels of valuation.

DIRECTORS AND OFFICERS AFTER THE TRANSACTIONS

The following table provides information about those persons who are expected to serve as directors and executive officers of the combined company following completion of the Merger Agreement.

Name	Age	Position(s) to be Held in HBNB following Merger Agreement
Marriana Henares Yulo	41	Director and Chief Executive Officer
Rodolfo Ma. Allena Ponferrada	48	Executive Chairman and Director
Jacy Ryan Tan Chua	41	Director and Chief Financial Officer
Earl Ericson King Tanmantiong	36	Director and Chief Technology Officer
Gary Emerson Po Cheng	60	Independent Director
Rene De Jesus Buenaventura	69	Independent Director
Victoria R. Tamayao	65	Independent Director
Ng Kwang Hong Dennis	52	Chief Sales Officer
Catherine Ying Sau Chan	46	Chief Development Officer

Marriana Henares YULO has served as Director of HBNB since 2024 and is expected to serve as Chief Executive Officer of HBNB following completion of the Business Combination. In addition, Ms. Yulo has served as Director and Chief Executive Officer of Hotel101 Global from 2022 to present, Chief Investment Officer of DoubleDragon Corporation, a company listed on the Philippine Stock Exchange and the indirect parent company of HBNB, from 2015 to present and Director of Chief Financial Officer of MerryMart Consumer Corp., a company listed on the Philippine Stock Exchange and an affiliate of HBNB, from 2009 to present. Ms. Yulo has also served as Chairman and Director of Mbox Smart Lockers Corp., an affiliate of HBNB, from 2021 to present, Director of M Supplies Corp., an affiliate of HBNB, from 2009 to present, Director of Carlos Drugs-Lucena Inc., an affiliate of HBNB, from 2002 to present, Director of Z.C. Ramthel Corporation, an affiliate of HBNB, from 2009 to present, Chief Financial Officer of Beedragon Global Corp., an affiliate of HBNB, from 2021 to present, Director and Treasurer of Mevorechet Corporation from 2012 to present, Director of CanopyProperties, Inc. from 2020 to present and Director and Chief Financial Officer of Young Focus for Education and Development Foundation, a non-profit organization, from 2018 to present. Ms. Yulo holds a bachelor of science in business administration from Palawan State University and a masters in business administration from University of St. La Salle.

Rodolfo Ma. Allena PONFERRADA is expected to serve as Executive Chairman and Director of HBNB following completion of the Business Combination. Atty. Ponferrada also has served as Director of PXP Energy Corporation, a company listed on the Philippine Stock Exchange, from 2024 to present and Managing Partner of Ponferrada & San Juan Law Office. Prior to joining HBNB, Atty. Ponferrada served as President of Alphaland Corporation from 2022 to 2025, and as President of Atok-Big Wedge Co., Inc., a company listed on the Philippine Stock Exchange, from 2023 to 2024. Atty. Ponferrada holds a bachelor of science in management, magna cum laude, from Ateneo de Manila University and a bachelor of laws, cum laude, from the University of the Philippines where he was class valedictorian in 2001. He is a member of the Philippine bar and is licensed to practice law.

Jacy Ryan Tan CHUA is expected to serve as Director and Chief Financial Officer of HBNB following completion of the Business Combination. In addition, Mr. Chua has served as Chief Financial Officer of Hotel101 Global from 2024 to present. Prior to joining Hotel101 Global, Mr. Chua served as Chief Financial Officer of Trimark Group Holdings, Inc. from 2023 to 2024, President and Chief Operating Officer of CherryMobile Communications, Inc. from 2021 to 2022, Chief Financial Officer of Cosmic Technologies, Inc. from 2016 to 2020 and Director of UBS Investments Philippines, Inc. and Associate Director of UBS AG Singapore from 2009 to 2016. Mr. Chua holds a bachelor of science in business administration from Boston University.

Earl Ericson King TANMANTIONG is expected to serve as Director and Chief Technology Officer of HBNB following completion of the Business Combination. In addition, Mr. Tanmantiong has served as Chief Technology Officer of Hotel101 Global since 2024. Prior to joining Hotel101 Global, Mr. Tanmantiong served as Founder and President of Earl Hotel Revenue Management Corp., a revenue management service provider for hotel chains in the Philippines. Mr. Tanmantiong holds a bachelor of science in hotel administration, cum laude, from Cornell University. Mr. Tanmantiong is the nephew of Dr. Tan Caktiong.

Gary Emerson Po CHENG is expected to serve as Independent Director of HBNB following completion of the Business Combination. Since 2008, Mr. Cheng has served as Managing Director at Fortman Cline Capital Markets Limited, a boutique investment bank he co-founded. Mr. Cheng also has served as Independent Director of DoubleDragon Corporation, a company listed on the Philippine Stock Exchange and the indirect parent company of HBNB, from 2014 to present and Independent Director of MerryMart Consumer Corp., a company listed on the Philippine Stock Exchange and an affiliate of HBNB, from 2020 to present. He previously served as President and CEO of Amalgamated Investment Bancorporation from 2003 to 2008 and Vice President of J.P. Morgan from 1993 to 2001. Mr. Cheng holds a bachelor of arts in philosophy and a bachelor of science in business management from Be La Salle University and a doctor of philosophy in philosophy from University of Leeds.

Rene De Jesus BUENAVENTURA is expected to serve as Independent Director of HBNB following completion of the Business Combination. Mr. Buenaventura also has served as President of Gramercy Holdings Inc. from 2006 to present, President of Canyon Crest Holdings Inc. from 2006 to present, President of Cliveden Management Corp. from 2007 to present, President of Pin-An Holdings, Inc. from 2007 to present, President of Hengrave Holdings Corporation from 2013 to present, Vice Chairman of Equicom Manila Holdings, inc. from 2006 to present, Vice Chairman of ALGO Leasing and Finance, Inc. from 2008 to present, Vice Chairman of Equicom Savings Bank from 2008 to present, Director of Equitable Foundation Inc. from 2002 to present, Director of Equicom Inc. from 2007 to present, Director of Equicom Property Holdings Corp. from 2007 to present, Director of Maxicare Healthcare Corporation from 2007 to present, Director of SteelAsia Manufacturing Corporation from 2016 to present, Director of SteelAsia Development Corporation and Management Corp. from 2016 to present, Director of Candelaria Steel from 2016 to present, Director of Consumer CreditScore Philippines, Inc. from 2016 to present, Independent Director of UBS Investments Philippines, Inc. from 2010 to present, Independent Director of Lorenzo Shipping Corporation, a company listed on the Philippine Stock Exchange, from 2017 to present, Independent Director of GT Capital Holdings, Inc., a company listed on the Philippine Stock Exchange, from 2018 to present, Independent Director of Maxicare Life Insurance Corporation from 2022 to present and Trustee of GO Kim Pah Foundation, Inc. from 2006 to present. In addition, Mr. Buenaventura has served as Independent Director of DDMP REIT, Inc., a company listed on the Philippine Stock Exchange and an affiliate of HBNB, from 2020 to present, Independent Director of DDMP REIT Property Managers, Inc., an affiliate of HBNB, from 2020 to present and Independent Director of DDMP REIT Fund Managers, Inc., affiliate of HBNB, from 2020 to present. Mr. Buenaventura holds a bachelor of arts in behavioral science, summa cum laude, a bachelor of science in accounting, summa cum laude, and a masters in business administration from De La Salle University. Mr. Buenaventura is a Certified Public Accountant.

Victoria R. TAMAYAO is expected to serve as Independent Director of HBNB following completion of the Business Combination. Atty. Tamayao also currently serves as the senior partner and managing partner of Tamayao & Affiliates, Attorneys-at-Law, a law firm she co-founded in 2006. Since 2020, Atty. Tamayao has served as an Independent Director of MerryMart Consumer Corp., a company listed on the Philippine Stock Exchange and an affiliate of HBNB, from 2020 to present. Atty. Tamayao has also served as Chairman, President and Director of Glory Facilities and Development, Inc. from 2019 to present, Director of Glory Philippines, Inc. from 1994 to present, Director of Cognizant Technology Solutions Philippines, Inc. from 2008 to present and Director and Treasurer of Victoria Regina Holdings, Inc. from 2001 to present. Atty. Tamayao previously served as Director of MediCall Philippines, Inc. from 2012 to 2024. Atty. Tamayao holds a bachelor of laws and bachelor of science in business economics, cum laude, from the University of the Philippines, Diliman. She is a member of the Philippine bar and is licensed to practice law.

NG Kwang Hong Dennis is expected to serve as Chief Sales Officer of HBNB following completion of the Business Combination. In addition, Mr. Ng has served as Chief Sales Officer of Hotel101 Global since 2024. Mr. NG also currently serves as Executive Chairman of Embed Financial Group Holdings. Prior to joining Hotel101 Global, Mr. Ng served as Group CEO of Embed Financial Group Holdings from 2023 to 2024, Chief Business Officer, Chief Revenue Officer and Chief Executive Officer of Prudential PLC from 2021 to 2023, Chief Revenue Officer of Prudential Corporation Asia from 2020 to 2021, Regional Head of SME Ecosystem of Prudential Corporation Asia from 2019 to 2020 and Head of Strategy and Transformation of Prudential Assurance Corporation from 2017 to 2019. Mr. Ng holds a master of science in finance from University College of Dublin.

Catherine Ying Sau CHAN is expected to serve as Chief Development Officer of HBNB following completion of the Business Combination. In addition, Ms. Chan has served as Chief Development Officer of Hotel101 Global since 2023. Prior to joining Hotel101 Global, Ms. Chan served as Vice President — Head of Branded Residences (Asia Pacific) and Global Brand Advisory Lead at Accor from 2019 to 2023 and Chief Representative and Head of

Business Development at Berkeley Group from 2017 to 2019. Ms. Chan holds an MBA from IE University, a master’s degree in counseling from Monash University and a bachelor of science in industrial management and a bachelor of arts in psychology, with high honors, from Carnegie Mellon University.

Corporate Governance Practices

HBNB’s affairs are governed by the Amended HBNB Articles and applicable Cayman Islands law.

As a foreign private issuer whose shares will be listed on The Nasdaq Global Market, HBNB is permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of The Nasdaq Global Market. Pursuant to the “foreign private issuer exemption,” HBNB is permitted to comply with Cayman Islands corporate governance practices instead of the Nasdaq corporate governance rules, provided that it disclose which requirements it is not following and the equivalent Cayman Islands requirement. Pursuant to this “home country practice exemption,” HBNB intends to follow applicable Cayman Islands corporate governance practices instead of the following Nasdaq corporate governance rules:

•        Executive Sessions.    HBNB has elected to adopt the practices of its home country, the Cayman Islands, whose practices do not require independent directors to meet regularly in executive sessions separate from the full board of directors.

•        Nomination of Directors.    HBNB follows Cayman Islands practices which do not require it to have a formal written charter or board resolution addressing the director nominations process.

•        Composition of Board.    HBNB follows Cayman Islands practices which do not require a majority independent board.

•        Composition of Committees.    HBNB follows Cayman Islands practices which do not require that any of the member of a company’s compensation committee be independent directors.

HBNB otherwise intends to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. It may in the future decide to use the foreign private issuer exemption with respect to some or all of the other corporate governance rules.

In addition, HBNB will be a “controlled company” under Nasdaq corporate governance rules since more than 50% of the voting power for the election of HBNB’s directors will be held, directly or indirectly, by DoubleDragon.

Board of Directors

HBNB’s board of directors will consist of seven directors, within 90 days upon the SEC’s declaration of effectiveness of its registration statement on Form F-4 of which this proxy statement/prospectus is a part. The rules of the Nasdaq Stock Market generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the rules of the Nasdaq Stock Market permit foreign private issuers such as HBNB to follow “home country practice” in certain corporate governance matters. In addition, HBNB will be a “controlled company” under Nasdaq corporate governance rules since more than 50% of the voting power for the election of HBNB’s directors will be held, directly or indirectly, by DoubleDragon. HBNB intends to rely on both the “home country practice” exception and the “controlled company” exemption and will not have a majority of independent directors serving on its board of directors.

The directors may from time to time at their discretion exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. Subject to the rules of Nasdaq Stock Market and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with us is required to declare the nature of his interest at a meeting of our directors if his interest in such contract or transaction or proposed contract or transaction is material. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. None of our directors has a service contract with us that provides for benefits upon termination of service.

HBNB’s Independent Directors are entitled to the following compensation:

•        on an annual basis, a grant of restricted stock units representing shares with a then-market value of $50,000, which shall vest in full on the first anniversary of such grant;

•        annual fee of $50,000, payable on a quarterly basis;

•        to the extent applicable, annual fee of $10,000 to serve as chair of the audit committee or $3,750 to serve as a non-chair member of the audit committee; and

•        to the extent applicable, annual fee of $7,500 to serve as chair of any board committee other than the audit committee or $2,500 to serve as a non-chair member of any board committee other than the audit committee.

Committees of the Board of Directors

HBNB’s board of directors has established an audit committee.

Audit Committee.    HBNB’s audit committee will consist of Gary Emerson Po Cheng, Rene De Jesus Buenaventura and Victoria R. Tamayao, and will be chaired by Gary Emerson Po Cheng. Gary Emerson Po Cheng, Rene De Jesus Buenaventura and Victoria R. Tamayao satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. HBNB has determined that Rene De Jesus Buenaventura qualifies as an “audit committee financial expert.” The audit committee will oversee HBNB’s accounting and financial reporting processes and the audits of the financial statements of HBNB. The audit committee will be responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm; and

•        reporting regularly to the board of directors.

Aggregate Compensation of Executive Officers and Directors

The aggregate compensation paid by HBNB and Hotel101 Global to their key management and directors as a group for the years ended December 31, 2022 and 2023 and for the six months ended June 30, 2024 was nil, $128.2 thousand and $234.3 thousand, respectively.

Key Executive Shares

HBNB is authorized to issue a total of 34,500,000 shares of HBNB Ordinary shares (“Key Executive Shares”), which issuance is expected to take effect prior to the closing. The Key Executive Shares will be held or subscribed immediately prior to the SPAC Merger Effective Time by Key Executives, namely Edgar J. Sia II, Tony Tan Caktiong, Ferdinand J. Sia, Rizza Marie S. Javelona, Marriana Henares Yulo and other persons to be determined by the board of directors of DoubleDragon Corporation in its sole discretion. The Key Executive Shares will be issued at $0.0642 per share and will vest on the following schedule (the “Vesting Schedule”) from the closing of the Business Combination:

Month 18	5.00%
Month 30	10.00%
Month 42	15.00%
Month 54	20.00%
Month 66	50.00%

In case of resignation or termination of a Key Executive from his or her role with HBNB and its controlling shareholders while any of such Key Executive’s Key Executive Shares remain unvested, such Key Executive’s unvested Key Executive Shares shall be returned to HBNB through a buyback. Such Key Executive shall have zero net benefit in case the buyback results in any gains and HBNB shall be entitled to receive all benefits and gains of such buyback.

DESCRIPTION OF HBNB ORDINARY SHARES

A summary of the material provisions governing HBNB’s share capital immediately following the completion of the Transactions is described below. This summary is not complete and should be read together with the Amended HBNB Articles, to be effective upon completion of the Transactions, a copy of which is appended to this proxy statement/prospectus as Annex B.

The following descriptions of share capital and provisions of the Amended HBNB Articles are summaries and are qualified by reference to the Amended HBNB Articles. The description of the HBNB Ordinary Shares reflects changes to HBNB’s capital structure that will occur upon the closing of the Merger Agreement.

General

This section summarizes the material rights of the holders of HBNB Ordinary Shares under the applicable laws of the Cayman Islands, the Cayman Companies Act, and the material provisions of the Amended HBNB Articles which shall become effective from or shortly prior to the closing of the Merger Agreement.

HBNB is a Cayman Islands exempted company with limited liability and immediately following the closing of the Merger Agreement its affairs will be governed by the Amended HBNB Articles, the Cayman Companies Act, and the common law of the Cayman Islands.

[HBNB’s authorized share capital consists of [•] shares of a par value of $[1.00] each, consisting of [•] HBNB’s Class A Ordinary Shares.] All HBNB Ordinary Shares issued and outstanding at the closing of the Merger Agreement will be fully paid and non-assessable.

Ordinary Shares

General.    HBNB will maintain a register of its shareholders. Every shareholder whose name is entered in such register may, without payment and upon written request, request a share certificate within two calendar months after allotment or lodgement of transfer. Certificates representing HBNB Ordinary Shares (if any) are issued in registered form.

Rights of Non-Resident or Foreign Shareholders.    There are no limitations imposed by the Amended HBNB Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-Business Combination memorandum and articles of association that require HBNB to disclose ownership above any particular ownership threshold.

Dividends.    The holders of HBNB’s Ordinary Shares are entitled to such dividends as may be declared by HBNB’s board of directors subject to the Amended HBNB Articles and the Cayman Companies Act. In addition, HBNB’s shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by HBNB’s directors. The Amended HBNB Articles provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, HBNB may pay a dividend out of either profit, retained earnings or the credit standing in HBNB’s share premium account, provided that in no circumstances may a dividend be paid if this would result in HBNB being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights.    Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by our duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his name in the register of members of HBNB but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by our duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares which are cast by those HBNB shareholders who are entitled to do so attend and vote at the meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of ordinary shares which cast by those HBNB shareholders who are entitled to do so attend and vote at the meeting. Under the Cayman Companies Act, a special resolution will be required in order for HBNB to effect certain important matters as stipulated in the Cayman Companies Act, such as a change of name or making changes to the Amended HBNB Articles. Holders of the HBNB Ordinary Shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, HBNB is not obliged by the Cayman Companies Act to call shareholders’ annual general meetings. The Amended HBNB Articles provide that HBNB may (but are not obliged to) in each year hold a general meeting as HBNB’s annual general meeting in which case HBNB shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by HBNB directors.

Shareholders’ general meetings may be convened by the chairman of the HBNB board of directors or by a majority of HBNB board of directors. Advance notice of at least ten (10) calendar days is required for the convening of HBNB’s annual general shareholders’ meeting (if any) and any other general meeting of HBNB shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, who alone or together hold not less than 50% of all votes attaching to all of HBNB shares in issue and entitled to vote.

The Cayman Companies Act provides HBNB shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Amended HBNB Articles provide that upon the requisition of any one or more of HBNB shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of HBNB entitled to vote at general meetings, HBNB board will be required to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, the Amended HBNB Articles do not provide HBNB shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of HBNB shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by HBNB board of directors.

HBNB board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. HBNB board of directors may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with HBNB, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as HBNB board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of ordinary shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•        a fee of such maximum sum as The Nasdaq Global Market may determine to be payable or such lesser sum as HBNB directors may from time to time require is paid to HBNB in respect thereof.

If HBNB directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of The Nasdaq Global Market, be suspended and the register closed at such times and for such periods as HBNB board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.    On the winding up of HBNB, if the assets available for distribution amongst HBNB shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst HBNB shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to HBNB for unpaid calls or otherwise. If HBNB’s assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by HBNB shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.    HBNB’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    HBNB may issue shares on terms that such shares are subject to redemption, at HBNB’s option or at the option of the holders of these shares, on such terms and in such manner as may be determined by HBNB board of directors and we may also repurchase any of HBNB shares on such terms and in such manner as have been approved by HBNB board of directors or by an ordinary resolution of HBNB shareholders. Under the Cayman Companies Act, the redemption or repurchase of any share may be paid out of HBNB’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if HBNB can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, HBNB may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time HBNB’s share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not HBNB is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by HBNB. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares.    The Amended HBNB Articles authorizes HBNB board of directors to issue additional ordinary shares from time to time as HBNB board of directors shall determine, to the extent of available authorized but unissued shares.

The Amended HBNB Articles also authorizes HBNB board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, dividend rights, conversion rights, voting rights;

•        the rights and terms of redemption and liquidation preferences; and

•        any other powers, preferences and relative, participating, optional and other special rights.

HBNB board of directors may issue preferred shares without action by HBNB shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.    Holders of HBNB Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of HBNB’s corporate records (other than HBNB’s memorandum and articles of association, special resolutions, and HBNB’s register of mortgages and charges). However, we will provide HBNB shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Anti-Takeover Provisions.    Some provisions of Amended HBNB Articles may discourage, delay or prevent a change of control of HBNB or management that shareholders may consider favorable, including provisions that:

•        authorize HBNB board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by HBNB shareholders; and

•        limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, HBNB directors may only exercise the rights and powers granted to them under Amended HBNB Articles for a proper purpose and for what they believe in good faith to be in the best interests of HBNB.

Exempted Company.    HBNB is an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue negotiable or bearer shares or shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Transfer Agent and Registrar

The transfer agent and registrar for HBNB securities will be Continental Stock Transfer & Trust Company. Its address is 1 State Street, 30th Floor, New York, NY 10004, and its telephone numbers are 1-800-509-5586 and 1-212-509-4000.

COMPARISON OF YOUR RIGHTS AS A HOLDER OF JVSPAC’S SHARES AND YOUR RIGHTS AS A POTENTIAL HOLDER OF HBNB ORDINARY SHARES

The rights of the shareholders of JVSPAC and the relative powers of the JVSPAC board of directors are governed by BVI laws and the JVSPAC Charter. As a result of the Merger Agreement, each JVSPAC Ordinary Share issued and outstanding (other than dissenting shares) shall automatically be cancelled and cease to exist in exchange for the right to receive, without interest, one HBNB Ordinary Share. Each HBNB Ordinary Share will be issued in accordance with, and subject to the rights and obligations of, the Amended HBNB Articles that will be effective upon the consummation of the Transactions, in substantially the form attached hereto as Annex B. Because HBNB will be, at the Effective Time, an exempted company incorporated under the laws of the Cayman Islands, the rights of the shareholders of JVSPAC will then be governed by Cayman Islands law and the Amended HBNB Articles.

Many of the principal attributes of the HBNB Ordinary Shares and JVSPAC Ordinary Shares will be similar. However, there are differences between the right of shareholders of HBNB under Cayman Islands law and the rights of shareholders of JVSPAC, as in effect prior to the consummation of the Transactions, under BVI law. In addition, there are differences between the Amended HBNB Articles as such will be in effect from and after the consummation of the Transactions and the JVSPAC Charter.

The following is a summary of comparison of the material differences between the rights of JVSPAC shareholders under the JVSPAC Charter and BVI law, and the rights of HBNB shareholders under the Amended HBNB Articles to be effective upon consummation of the Transactions and Cayman Islands law. The discussion in this section does not include a description of rights or obligations under the United States federal securities laws or Nasdaq listing requirements or of HBNB or JVSPAC’s governance or other policies.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Amended HBNB Articles, the JVSPAC Charter, applicable BVI law and applicable Cayman Islands law.

	HBNB	JVSPAC
Authorized and Outstanding Capital Stock	[HBNB’s authorized share capital consists of [•] shares of a par value of $[1.00] each, consisting of [•] HBNB’s Class A Ordinary Shares.]

JVSPAC is authorised to issue a maximum of 111,000,000 shares with no par value divided into three classes of shares as follows: (a) 100,000,000 JVSPAC Class A Ordinary Shares; (b) 10,000,000 JVSPAC Class B Ordinary Shares and (c) 1,000,000 preferred shares with no par value.

Meeting of Shareholders

HBNB may (but shall not be obligated to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the directors. The board of directors of HBNB may, whenever it thinks fit, call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of HBNB.

Any director may convene shareholders’ meetings at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable. Following consummation of a business combination, an annual general meeting shall be held annually at such date and time as may be determined by the directors. Upon the written request of the shareholders entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders.

	HBNB	JVSPAC
Quorum

For all purposes the quorum for a general meeting shall be two (2) shareholders entitled to vote and present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in HBNB throughout the meeting. No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless the requisite quorum shall be present at the time when the meeting proceeds to business and continues to be present until the conclusion of the meeting.

A shareholders’ meeting is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the shares entitled to vote at the meeting.

Notice of Meetings

Every general meeting of HBNB shall be called by at least ten (10) clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day, the hour and the agenda of the meeting and particulars of the resolutions to be considered at that meeting and the general nature of that business, and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by HBNB in general meeting, to such persons as are, under the Amended HBNB Articles, entitled to receive such notices from HBNB, provided that a meeting of HBNB shall notwithstanding that it is called by shorter notice than that specified in the Amended HBNB Article be deemed to have been duly called if it is so agreed:

The director convening a meeting of shareholders shall give not less than 10 nor more than 60 days’ written notice of such meeting to: (a) those shareholders whose names on the date the notice is given appear as shareholders in the share register of JVSPAC and are entitled to vote at the meeting; and (b) the other directors.

(a) in the case of a meeting called as the annual general meeting, by all the shareholders entitled to attend and vote thereat; and

(b)    in the case of any other meeting, by a majority in number of the shareholders having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) of the total voting rights at the meeting of all shareholders.

	HBNB	JVSPAC
Charter Amendments

Subject to the Cayman Companies Act, HBNB may at any time and from time to time by special resolutions (as defined by the Cayman Companies Act) alter or amend the memorandum and articles of association in whole or in part.

JVSPAC may amend its memorandum and articles of association by a resolution of shareholders or by a resolution of directors, save that no amendment may be made by a resolution of directors:
(a) to restrict the rights or powers of the shareholders to amend the memorandum of association or the articles of association;
(b) to change the percentage of shareholders required to pass a resolution of shareholders to amend the memorandum of association or the articles of association;
(c) in circumstances where the memorandum of association or the articles of association cannot be amended by the shareholders; or
(d) to change clauses 7, 8 or 11 or regulation 24 of JVSPAC Charter (or any of the defined terms used in any such clause or regulation).
Notwithstanding clause 11.1 of the JVSPAC Charter, no amendment may be made to the memorandum and articles of association to amend:

(a)     regulation 24 of the JVSPAC Charter prior to the Business Combination (as defined therein) unless the holders of the Public Shares (as defined therein) are provided with the opportunity to redeem their Public Shares upon the approval of any such amendment in the manner and for the price as set out in regulation 24.11 of the articles of association; or

(b) clause 11.2 of the memorandum of association during the Target Business Acquisition Period (as defined therein).

	HBNB	JVSPAC
Size of Board, Election of Directors

Unless otherwise determined by HBNB in general meeting, the number of directors shall not be less than two (2). There shall be no maximum number of directors unless otherwise determined from time to time by HBNB in general meetings. A director or an alternate director shall not be required to hold any qualification shares in HBNB but shall nevertheless be entitled to attend and speak at all general meetings of HBNB and all meetings of any class of shareholders of HBNB.

HBNB may by ordinary resolution appoint any person to be a director.

The minimum number of directors shall be one and there shall be no maximum number of directors. A director is not required to hold a share in JVSPAC as a qualification to office.

Prior to the closing of a business combination, the directors shall be elected by resolution of shareholders of the JVSPAC Class B Ordinary Shares for such term as the shareholders determine.

After the closing of a business combination, the directors shall be elected by resolution of shareholders or by resolution of directors.

Removal of Directors	A Director may be removed from office by ordinary resolution.

Prior to the closing of a business combination, the directors shall be removed by resolution of shareholders of the JVSPAC Class B Ordinary Shares.

After the closing of a business combination, the directors shall be removed by resolution of shareholders or by resolution of directors.

Board Vacancies and Newly Created Directorships

The board of directors of HBNB may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board, but so that the number of directors so appointed shall not exceed the maximum number determined from time to time by the shareholders of HBNB in general meeting.

A director shall be vacated, if the director:

(a)     if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; or

A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

After the closing of a business combination, the directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

HBNB	JVSPAC

(b)    if he dies or becomes of unsound mind as determined pursuant to an order made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the board of directors of HBNB resolves that his office be vacated; or

(c)     if he absents himself from the meetings of the board of directors of HBNB during a continuous period of six months, without special leave of absence from the board of directors of HBNB, and his alternate director (if any) shall not during such period have attended in his stead, and the board of directors of HBNB resolves that his office be vacated; or

(d)    if he becomes prohibited by any applicable law or designated stock exchange rules from acting as a director, or he ceases to be a director by virtue of any provision of any applicable law or designated stock exchange rules or is removed from office pursuant to the Amended HBNB Articles; or

(e) if by notice in writing delivered to HBNB at its registered office in the Cayman Islands or at the head office or tendered at a meeting of the board of directors of HBNB he resigns his office; or
(f) if he shall be removed from office by an ordinary resolution of HBNB under the Amended HBNB Articles; or

(g)    if he shall be removed from the office by notice in writing served on him signed by not less than ¾ in number (or if that is not a round number, the nearest lower round number) of the directors (including himself) then in office.

	HBNB	JVSPAC
Directors’ Interests

Subject to the Cayman Companies Act and to the Amended HBNB Articles, no director or intended director shall be disqualified by his office from contracting with HBNB either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of HBNB with any person, company or partnership of or in which any director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any director so contracting or being any member or so interested be liable to account to HBNB for any profit so realized by any such contract or arrangement by reason only of such director holding that office or the fiduciary relationship thereby established, provided that such director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board of directors of HBNB at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may subsequently be made by HBNB.

Pursuant to JVSPAC Charter, so long as a director has disclosed any interests in a transaction entered into or to be entered into by JVSPAC to the board he/she may: vote on a matter relating to the transaction; attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and sign a document on behalf of our company, or do any other thing in his capacity as a director, that relates to the transaction.

Directors’ powers to vote on compensation

Any director may continue to be or become a director or other officer or member of any other company in which HBNB may be interested and (unless otherwise agreed between HBNB and the director) no such director shall be liable to account to HBNB or the shareholders for any remuneration or other benefits received by him as a director or other officer or member of any such other company. The directors may exercise the voting powers conferred by the shares in any other company held or owned by HBNB, or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favor of any

	HBNB	JVSPAC

resolution appointing themselves or any of them as directors or other officers of such company) and any director may vote in favor of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or is about to be, appointed a director or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in the manner aforesaid.

Pursuant to JVSPAC Charter, so long as a director has disclosed any interests in a transaction entered into or to be entered into by JVSPAC to the board he/she may: vote on a matter relating to the transaction; attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and sign a document on behalf of our company, or do any other thing in his capacity as a director, that relates to the transaction, and subject to compliance with the BVI Companies Act and the JVSPAC Charter shall not, by reason of his or her office be accountable to JVSPAC for any benefit which he or she derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

Borrowing Powers of Directors

The board of directors of HBNB may from time to time at its discretion exercise all the powers of HBNB to raise or borrow or to secure the payment of any sum or sums of money for the purposes of HBNB and to mortgage or charge its undertaking, property and uncalled capital or any part thereof.

The directors of JVSPAC may by resolution of directors exercise all the powers of JVSPAC to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of JVSPAC or of any third party, provided always that if the same occurs prior to the consummation of a business combination, JVSPAC must first obtain from the lender a waiver of any right, title, interest or claim of any kind in or to any monies held in its trust account.

Indemnification, Limitation of Liability and Insurance of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The directors, alternate directors, secretary and other officers for the time being of HBNB and the trustees (if any) for the time being acting in relation to any of the affairs of HBNB, and their respective executors or

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against willful default, civil fraud or the consequences of committing a crime. JVSPAC Charter provide for indemnification of its officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual

	HBNB	JVSPAC

administrators, shall be indemnified and secured harmless out of the assets of HBNB from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their executors or administrators, shall or may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own dishonesty, willful default or fraud, and none of them shall be answerable for the acts, receipts, neglects or defaults of any other of them, or for joining in any receipt for the sake of conformity, or for any bankers or other persons with whom any moneys or effects of HBNB shall be lodged or deposited for safe custody, or for the insufficiency or deficiency of any security upon which any moneys of HBNB shall be placed out or invested, or for any other loss, misfortune or damage which may arise in the execution of their respective offices or trusts, or in relation thereto, except as the same shall happen by or through their own dishonesty, willful default or fraud. HBNB may take out and pay the premium and other moneys for the maintenance of insurance, bonds and other instruments for the benefit either of HBNB or the directors (and/or other officers) or any of them to indemnify HBNB and/or directors (and/or other officers) named therein for this purpose against any loss, damage, liability and claim which they may suffer or sustain in connection with any breach by the directors (and/or other officers) or any of them of their duties to HBNB.

fraud or willful default. JVSPAC may purchase a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures JVSPAC against the obligations to indemnify its officers and directors

Subject to the limitations provided in the JVSPAC Charter, JVSPAC shall indemnify, hold harmless and exonerate against all direct and indirect costs, fees and expenses of any type or nature whatsoever, any person who: (a) is or was a party or is threatened to be made a party to any proceeding by reason of the fact that such person is or was a director, officer, key employee, adviser of JVSPAC or who at the request of JVSPAC; or (b) is or was, at the request of JVSPAC, serving as a director of, or in any other capacity is or was acting for, another enterprise.

The indemnity above only applies if the relevant person acted honestly and in good faith with a view to the best interests of JVSPAC and, in the case of criminal proceedings, such person had no reasonable cause to believe that his conduct was unlawful.

Power of Inspection

No shareholder (not being a director) or other person shall have any right of inspecting any account or book or document of HBNB except as conferred by the Cayman Companies Act or ordered by a court of competent jurisdiction or authorized by the board of directors of HBNB or HBNB in general meeting.

Under the BVI Companies Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs of the BVI which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and

	HBNB	JVSPAC
records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

A shareholder of a company is entitled, on giving written notice to the company, to inspect: (a) memorandum and articles; (b) register of members; (c) register of directors; and (d) the minutes of meetings and resolutions of shareholders and of those classes of shareholders of which he is a shareholder; and to make copies or take extracts from the documents and records referred to in (a) – (d) above.

Subject to a company’s memorandum and articles of association, the directors of a company may, if they are satisfied that it would be contrary to the company’s interests to allow a shareholder to inspect any document, or part of a document, specified in (b), (c) or (d) above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to the British Virgin Islands Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Right to Information

No shareholder of HBNB (not being a director) shall be entitled to require discovery of or any information respecting any detail of HBNB’s trading or any matter which is or may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of HBNB which in the opinion of the board of directors of HBNB will be inexpedient in the interests of the shareholders of HBNB to communicate to the public.

No shareholder of JVSPAC (not being a director) shall be entitled to require discovery of or any information respecting any detail of JVSPAC’s trading or any matter which is or may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of JVSPAC which in the opinion of the board of directors of JVSPAC will be inexpedient in the interests of the shareholders of JVSPAC to communicate to the public.

	HBNB	JVSPAC
Right to Dividends

Subject to the Cayman Companies Act and the Amended HBNB Articles, HBNB in general meeting may declare dividends in any currency but no dividends shall exceed the amount recommended by the board of directors of HBNB. No dividends may be paid if, after payment, HBNB would not be able to pay its debts as they come due in the ordinary course of business.

Subject to the JVSPAC Charter, the directors may, by resolution of directors, authorize a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of JVSPAC’s assets will exceed its liabilities and JVSPAC will be able to pay its debts as and when they fall due.

Dividends may be paid in money, shares, or other property.

JVSPAC may, by resolution of directors, from time to time pay to the shareholders such interim dividends as appear to the directors to be justified by the profits of JVSPAC, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of JVSPAC’s assets will exceed its liabilities and JVSPAC will be able to pay its debts as and when they fall due.

Appraisal Right

If HBNB shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the shareholders of HBNB in proportion to the capital paid up on the HBNB shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed, subject to the rights of any HBNB shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the shareholders of HBNB in proportion to the capital paid on the HBNB shares held by them respectively.

The BVI Companies Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the

HBNB	JVSPAC

Under Cayman Islands law, a merger of two or more constituent companies requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the members of each constituent company and (b) such other resolution, if any, as may be specified in such constituent company’s articles of association. Save in certain circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, subject to satisfaction of certain requirements under Cayman Islands law; and if an arrangement and reconstruction is approved, the dissenting shareholder would have no rights.

directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10 per cent, or fewer of the issued shares of the company required by the holders of 90 percent, or more of the shares of the company pursuant to the terms of the Act; and (e) a plan of arrangement, if permitted by the British Virgin Islands Court.

HBNB ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the Transactions, HBNB will have [•] HBNB Ordinary Shares authorized and, based on the assumptions set out elsewhere in this proxy statement/prospectus, at least 234,033,750 HBNB Ordinary Shares (assuming maximum redemption) will be issued and outstanding. Following the closing of the Transactions, HBNB Ordinary Shares will be freely transferable by persons other than by HBNB’s “affiliates” without restriction or further registration under the Securities Act, except 1,437,500 HBNB Ordinary Shares (and an additional 300,000 HBNB Ordinary Shares in connection with the Private Placement Units) to be issued to the Sponsor, which are subject to the lock-up and certain resell restrictions described below, and 258,750 HBNB Ordinary Shares to be issued to Maxim Partners LLC and/or its designees, which are subject to certain resale restrictions described below. The remaining HBNB Ordinary Shares held by HBNB shareholders are subject to the lock-up restrictions described below and are subject to securities law restrictions, though may still be sold under Rule 144 of the Securities Act. Sales of substantial amounts of HBNB Ordinary Shares in the public market could adversely affect prevailing market prices of the HBNB Ordinary Shares.

Lock-up Periods

[The parties to the Merger Agreement will enter into a lock-up agreement in the form and substance to be mutually agreed upon by JVSPAC and DoubleDragon at the closing of the Transactions.]

Rule 144

Pursuant to Rule 144 under the Securities Act, a person who has beneficially owned restricted HBNB Ordinary Shares for at least six months would, subject to the restrictions noted in the section below, be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of HBNB at the time of, or at any time during the three months preceding, a sale and (ii) HBNB has been subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as HBNB was required to file reports) preceding the sale.

Persons who have beneficially owned restricted HBNB Ordinary Shares for at least six months but who are affiliates of HBNB at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of HBNB then outstanding; or

•        the average weekly reported trading volume of the HBNB during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of HBNB under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about HBNB.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

•        at least one year has elapsed from the time that the issuer filed Form 20-F type information with the SEC, which is expected to be filed promptly after consummation of the Transactions, reflecting its status as an entity that is not a shell company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of JVSPAC Ordinary Shares as of the Record Date, based on information obtained from the persons named below, with respect to the beneficial ownership of JVSPAC Ordinary Shares by:

•        each person known by JVSPAC to beneficially own more than 5% of the outstanding shares of JVSPAC Ordinary Shares;

•        each of JVSPAC’s current executive officers and directors; and

•        all of JVSPAC’s current executive officers and directors as a group.

In the table below, percentage ownership is based on 7,686,250 JVSPAC Ordinary Shares, consisting of (i) 6,248,750 JVSPAC Class A Ordinary Shares and (ii) 1,437,500 JVSPAC Class B Ordinary Shares, issued and outstanding as of the Record Date. On all matters to be voted upon, holders of JVSPAC Class A Ordinary Shares and JVSPAC Class B Ordinary Shares vote together as a single class. Currently, all of the JVSPAC Class B Ordinary Shares are convertible into JVSPAC Class A Ordinary Shares on a one-for-one basis.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Approximate Percentage of Outstanding Ordinary Shares
Five Percent Holders of JVSPAC
WINKY INVESTMENTS LIMITED(2)	1,677,500	21.8%
AQR Capital Management, LLC(3)	403,700	5.3%
Meteora Capital, LLC(4)	602,397	7.8%
Mizuho Financial Group, Inc.(5)	497,430	6.5%

Executive officers and directors as a group (5 individuals)
Albert Wong	1,677,500	—
Claudius Tsang	—	—
Frank Clifford Chan	—	—
Alex Lau	—	—
Krešimir Coric	—	—
All executive officers and directors as a group (5 individuals)	1,677,500	21.8%

____________

Notes:

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is G/F Hang Tak Building 1 Electric Street, Wan Chai Hong Kong.

(2)      The Sponsor is controlled by Albert Wong.

(3)      Pursuant to the schedule 13G filed by the reporting person dated September 30, 2024, the JVSPAC Class A Ordinary Shares are beneficially owned by (i) AQR Capital Management, LLC, (ii) AQR Capital Management Holdings, LLC and (iii) AQR Arbitrage, LLC which share the power to vote and dispose of the reported shares. The address of the principal business office of each of these limited liability companies is One Greenwich Plaza, Greenwich, CT 06830.

(4)      Pursuant to the schedule 13G filed by the reporting person dated September 30, 2024, the JVSPAC Class A Ordinary Shares are held by certain funds and managed accounts to which Meteora Capital, LLC, a Delaware limited liability company (“Meteora Capital”) serves as investment manager (collectively, the “Meteora Funds”) and Vik Mittal serves as the Managing Member of Meteora Capital. The address of the principal business office of each of these persons is 1200 N Federal Hwy, #200, Boca Raton FL 33432.

(5)      Pursuant to the schedule 13G filed by the reporting person dated September 30, 2024, the JVSPAC Class A Ordinary Shares are beneficially owned by Mizuho Financial Group, Inc. which has the sole power to vote and dispose of the reported shares. Mizuho Financial Group, Inc., Mizuho Bank, Ltd. and Mizuho Americas LLC may be deemed to be indirect beneficial owners of reported shares directly held by Mizuho Securities USA LLC which is their wholly-owned subsidiary. The address of the principal business office of the reporting person is 1–5–5, Otemachi, Chiyoda–ku, Tokyo 100–8176, Japan.

The following table sets forth information regarding the beneficial ownership of HBNB Ordinary Shares as of [•], 2025.

Unless otherwise indicated, HBNB believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of HBNB Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any HBNB Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any HBNB Ordinary Shares which the holder has the right to acquire within 60 days of [•], 2025 through the exercise of any option, warrant, conversion or any other right. As of [•], 2025, there was one HBNB Ordinary Share outstanding.

Unless otherwise indicated, HBNB believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. To HBNB’s knowledge, no HBNB Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name and Address of Beneficial Owner(1)	Number of HBNB Ordinary Shares Beneficially Owned	Approximate Percentage of Outstanding HBNB Ordinary Shares
Five Percent Holders of HBNB
DoubleDragon(2)	1	100.0%
Directors and Executive Officers of HBNB
Marriana Henares Yulo	—	—
Rodolfo Ma. Allena Ponferrada	—	—
Jacy Ryan Tan Chua	—	—
Earl Ericson King Tanmantiong	—	—
Gary Emerson Po Cheng	—	—
Rene De Jesus Buenaventura	—	—
Victoria R. Tamayao	—	—
Ng Kwang Hong Dennis	—	—
Catherine Ying Sau Chan	—	—
All directors and executive officers of HBNB as a group (9 individuals)	—	—

____________

Notes:

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is 20 Cecil Street #04-03, Plus Building, Singapore 049705.

(2)      DoubleDragon is controlled by Mr. Sia and Dr. Tan Caktiong. The address of the principal business office of DoubleDragon is DD Meridian Park, EDSA Extension Boulevard cor. Macapagal Avenue, Bay Area, Pasay City, Metro Manila, Philippines 1302.

The following table shows the beneficial ownership of HBNB Ordinary Shares following the consummation of the Transactions by:

•        each person known by HBNB who will beneficially own more than 5% of the HBNB Ordinary Shares issued and outstanding immediately after the consummation of the Transactions;

•        each person who will become an executive officer or a director of HBNB upon consummation of the Transactions; and

•        all of the executive officers and directors of HBNB as a group upon consummation of the Transactions.

Except as otherwise noted herein, the number and percentage of HBNB Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any HBNB Ordinary

Shares as to which the holder has sole or shared voting power or investment power and also any HBNB Ordinary Shares which the holder has the right to acquire within 60 days of [•], 2025 through the exercise of any option, warrant or any other right.

The expected beneficial ownership of HBNB Ordinary Shares post-Transactions, assuming none of the JVSPAC Ordinary Shares are redeemed, has been determined based upon the following: (i) that no holders of shares of JVSPAC Class A Ordinary Shares exercise their redemption rights (“no redemptions” scenario), (ii) none of the investors set forth in the table below has purchased or purchases HBNB Ordinary Shares (post-Transactions), (iii) 6,248,750 HBNB Ordinary Shares are issued to holders of JVSPAC Class A Ordinary Shares, including shares underlying the Private Placement Units, (iv) 1,437,500 HBNB Ordinary Shares are issued to holders of JVSPAC Rights, (v) 1,437,500 HBNB Ordinary Shares are issued to holders of shares of JVSPAC Class B Ordinary Shares, (vi) 60,000 HBNB Ordinary Shares are issued to holder of private placement rights, (vii) 600,000 HBNB Ordinary Shares issued to HBNB’s financial advisor for the Business Combination and (viii) there will be an aggregate of 239,783,750 HBNB Ordinary Shares issued and outstanding at the closing of the Transactions.

The expected beneficial ownership of HBNB Ordinary Shares post-Transactions, assuming the maximum number of shares of JVSPAC Class A Ordinary Shares have been redeemed, has been determined based on the following: (i) holders of 5,750,000 shares of JVSPAC Class A Ordinary Shares exercise redemption rights (“maximum redemptions” scenario), (ii) none of the investors set forth in the table below has purchased or purchases HBNB Ordinary Shares (post-Transactions), (iii) 498,750 HBNB Ordinary Shares are issued to holders of shares of JVSPAC Class A Ordinary Shares, including shares underlying the Private Placement Units, (iv) 1,437,500 HBNB Ordinary Shares are issued to holders of JVSPAC Rights, (v) 1,437,500 HBNB Ordinary Shares are issued to holders of shares of JVSPAC Class B Ordinary Shares, (vi) 60,000 HBNB Ordinary Shares are issued to holder of private placement rights, (vii) 600,000 HBNB Ordinary Shares issued to HBNB’s financial advisor for the Business Combination and (viii) there will be an aggregate of 234,033,750 HBNB Ordinary Shares issued and outstanding at closing.

Unless otherwise noted, the business address of each beneficial owner of JVSPAC prior to the Business Combination is G/F Hang Tak Building 1 Electric Street, Wan Chai Hong Kong, and the business address of each beneficial owner and directors and officers of the combined company following the Business Combination is c/o Hotel101 Global Holdings Corp., 20 Cecil Street #04-03, Plus Building, Singapore 049705.

	Pre-Business Combination		Post-Business Combination (Assuming no redemptions)		Post-Business Combination (Assuming 100% redemptions)
	Number of JVSPAC Ordinary Shares	% of JVSPAC Ordinary Shares	Number of HBNB Ordinary Shares	% of HBNB Ordinary Shares	Number of HBNB Ordinary Shares	% of HBNB Ordinary Shares
Five Percent Holders of JVSPAC:
WINKY INVESTMENTS LIMITED(1)	1,677,500	21.8%	1,737,500	*	1,737,500	*
AQR Capital Management, LLC(2)	403,700	5.3%	403,700	*	403,700	*
Meteora Capital, LLC(3)	602,397	7.8%	602,397	*	602,397	*
Mizuho Financial Group, Inc.(4)	497,430	6.5%	497,430	*	497,430	*

Directors and Executive Officers of JVSPAC Pre-Business Combination
Albert Wong(5)	1,677,500	21.8%	1,737,500	*	1,737,500	*
Claudius Tsang	—	—	—	—	—	—
Frank Clifford Chan	—	—	—	—	—	—
Alex Lau	—	—	—	—	—	—
Krešimir Coric	—	—	—	—	—	—
All directors and executive officers of JVSPAC as a group (five individuals)	1,677,500	21.8%	1,737,500	*	1,737,500	*

	Pre-Business Combination		Post-Business Combination (Assuming no redemptions)		Post-Business Combination (Assuming 100% redemptions)
	Number of JVSPAC Ordinary Shares	% of JVSPAC Ordinary Shares	Number of HBNB Ordinary Shares	% of HBNB Ordinary Shares	Number of HBNB Ordinary Shares	% of HBNB Ordinary Shares
Five Percent Holders of HBNB Post-Business Combination
DDPC(6)	—	—	137,456,660	57.3%	137,456,660	58.7%
DoubleDragon(6)	—	—	30,935,563	12.9%	30,935,563	13.2%
Hotel101 Worldwide(6)	—	—	27,107,777	11.3%	27,107,777	11.6%
Mr. Sia(6)(7)	—	—	215,049,984	89.7%	215,049,984	91.9%
Dr. Tan Caktiong(6)(7)	—	—	198,950,004	83.0%	198,950,004	85.0%

Directors and Executive Officers of HBNB Post-Business Combination
Marriana Henares Yulo	—	—	3,450,004	1.4%	3,450,004	1.5%
Rodolfo Ma. Allena Ponferrada	—	—	—	—	—	—
Jacy Ryan Tan Chua	—	—	—	—	—	—
Earl Ericson King Tanmantiong	—	—	—	—	—	—
Gary Emerson Po Cheng	—	—	—	—	—	—
Rene De Jesus Buenaventura	—	—	—	—	—	—
Victoria R. Tamayao	—	—	—	—	—	—
Ng Kwang Hong Dennis	—	—	—	—	—	—
Catherine Ying Sau Chan	—	—	—	—	—	—
All directors and executive officers of HBNB as a group (9 individuals)	—	—	3,450,004	1.4%	3,450,004	1.5%

____________

Notes:

*        Less than 1%.

(1)      The Sponsor is controlled by Albert Wong. The business address of Winky Investments Limited is G/F Hang Tak Building 1 Electric Street, Wan Chai Hong Kong.

(2)      Pursuant to the schedule 13G filed by the reporting person dated September 30, 2024, the JVSPAC Class A Ordinary Shares are beneficially owned by (i) AQR Capital Management, LLC, (ii) AQR Capital Management Holdings, LLC and (iii) AQR Arbitrage, LLC which share the power to vote and dispose of the reported shares. The address of the principal business office of each of these limited liability companies is One Greenwich Plaza, Greenwich, CT 06830.

(3)      Pursuant to the schedule 13G filed by the reporting person dated September 30, 2024, the JVSPAC Class A Ordinary Shares are held by certain funds and managed accounts to which Meteora Capital, LLC, a Delaware limited liability company (“Meteora Capital”) serves as investment manager (collectively, the “Meteora Funds”) and Vik Mittal serves as the Managing Member of Meteora Capital. The address of the principal business office of each of these persons is 1200 N Federal Hwy, #200, Boca Raton FL 33432.

(4)      Pursuant to the schedule 13G filed by the reporting person dated September 30, 2024, the JVSPAC Class A Ordinary Shares are beneficially owned by Mizuho Financial Group, Inc. which has the sole power to vote and dispose of the reported shares. Mizuho Financial Group, Inc., Mizuho Bank, Ltd. and Mizuho Americas LLC may be deemed to be indirect beneficial owners of reported shares directly held by Mizuho Securities USA LLC which is their wholly-owned subsidiary. The address of the principal business office of the reporting person is 1–5–5, Otemachi, Chiyoda–ku, Tokyo 100–8176, Japan.

(5)      The Sponsor is controlled by Mr. Albert Wong.

(6)      DoubleDragon is controlled by Mr. Sia and Dr. Tan Caktiong. DDPC and Hotel101 Worldwide are subsidiaries of, and are controlled by, DoubleDragon. The address of the principal business offices of DoubleDragon, DDPC and Hotel101 Worldwide is DD Meridian Park, EDSA Extension Boulevard cor. Macapagal Avenue, Bay Area, Pasay City, Metro Manila, Philippines 1302.

(7)      Includes shares held in the name of DoubleDragon, DDPC and Hotel101 Worldwide, whose beneficial ownership are attributable to Mr. Sia and Dr. Tan Caktiong.

PRICE RANGE OF SECURITIES AND DIVIDEND INFORMATION

Market Price of JVSPAC Units, JVSPAC Class A Ordinary Shares and JVSPAC Rights

JVSPAC Units, JVSPAC Class A Ordinary Shares and JVSPAC Rights are traded on The Nasdaq Capital Market under the symbols “JVSAU,” “JVSA,” and “JVSAR,” respectively. JVSPAC Units commenced public trading on January 19, 2024 and JVSPAC Class A Ordinary Shares and JVSPAC Rights commenced public trading on March 11, 2024.

Market price information regarding JVSPAC Class B Ordinary Shares is not provided here because there is no established public trading market for JVSPAC Class B Ordinary Shares.

The closing price of JVSPAC Units, JVSPAC Class A Ordinary Shares and JVSPAC Rights on April 5, 2024, the last trading day before announcement of the execution of the Merger Agreement, was $10.30, $10.06 and $0.26, respectively. As of the Record Date, the closing price for JVSPAC Units, JVSPAC Class A Ordinary Shares and JVSPAC Rights was $[•], $[•] and $[•], respectively.

Holders of JVSPAC Units, JVSPAC Class A Ordinary Shares and JVSPAC Rights should obtain current market quotations for their securities. The market price of JVSPAC’s securities could vary at any time before the Transactions.

Holders of JVSPAC Securities

As of [•], 2025, there was [•] holder(s) of record of JVSPAC Units, [•] holder(s) of record of JVSPAC Class A Ordinary Shares, [•] holder(s) of record of JVSPAC Class B Ordinary Shares and [•] holder(s) of record of JVSPAC Rights.

Dividends of JVSPAC Securities

JVSPAC has not paid any cash dividends on the JVSPAC Class A Ordinary Shares or the JVSPAC Class B Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of the Merger Agreement. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Transactions. The payment of any cash dividends subsequent to the Transactions will be within the discretion of the board of directors of the combined company at such time. In addition, JVSPAC’s board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if JVSPAC or HBNB incurs any indebtedness in connection with the Transactions or otherwise, the ability of the combined company to declare dividends may be limited by restrictive covenants that such parties may agree to in connection therewith.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

Upon completion of the Transactions, HBNB shareholders will be entitled to attend and participate in HBNB’s annual regular and/or special meetings of shareholders. HBNB will provide notice of the date on which its annual regular and/or special meeting will be held in accordance with the Amended HBNB Articles and Cayman Islands law. If HBNB holds a 2025 annual general meeting of shareholders, it shall provide notice of or otherwise publicly disclose the date on which the 2025 annual general meeting shall be held. As a foreign private issuer, HBNB shall not be subject to the SEC’s proxy rules.

LEGAL MATTERS

The validity of the HBNB Ordinary Shares offered by this proxy statement/prospectus and certain other Cayman Islands legal matters will be passed upon for HBNB by Appleby. Certain legal matters relating to U.S. law, including the material U.S. federal income tax consequences of the Transactions to U.S. Holders, will be passed upon for JVSPAC by Loeb & Loeb LLP. Certain BVI legal matters will be passed upon for JVSPAC by Ogier.

ENFORCEABILITY OF CIVIL LIABILITY

HBNB is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Accordingly, you may have difficulty serving legal process within the United States upon HBNB. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against HBNB in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that Cayman Islands courts would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, HBNB may be served with process in the United States with respect to actions against HBNB arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of HBNB’s securities by serving HBNB’s U.S. agent irrevocably appointed for that purpose.

EXPERTS

The audited consolidated financial statements of Hotel101 Global Pte. Ltd. as of December 31, 2023 and 2022 and for the year ended December 31, 2023 and for the period from July 28, 2022 (date of inception) to December 31, 2022 have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report which is included herein. Such consolidated financial statements have been included herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The audited consolidated financial statements of HOA as of and for the years ended December 31, 2023 and 2022 have been included herein in reliance upon the report of R.G. Manabat & Co., independent auditors, appearing elsewhere herein, given on the authority of said firm as experts in accounting and auditing.

The audited financial statements of JVSPAC as of and for the years ended December 31, 2023 and 2022, have been audited by Marcum Asia CPAs LLP (“Marcum Asia”), independent registered public accounting firm, as set forth in their report which is included herein (which contains an explanatory paragraph relating to substantial doubt about the ability of JVSPAC Acquisition Corp. to continue as a going concern, as described in Note 1 to the financial statements). Such financial statements have been included herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The audited consolidated financial statements of Hotel101 Global Holdings Corp. as of December 31, 2024 and for the period from March 13, 2024 (date of inception) to December 31, 2024 have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report which is included herein. Such consolidated financial statements have been included herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

As of the date hereof, none of the above-named experts has received, or is to receive, in connection with the offering, an interest, direct or indirect, in HBNB or its subsidiaries.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, JVSPAC and service providers that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of JVSPAC’s proxy statement. Upon written or oral request, JVSPAC will deliver a separate copy of the proxy statement to any shareholder at a shared address to which a single copy of such document was delivered and who wishes to receive separate copies of such document. Shareholders receiving multiple copies of such document may likewise deliver single copies of such document in the future. Shareholders may notify JVSPAC of their requests by writing or calling JVSPAC at its principal executive offices at JVSPAC Acquisition Corp., G/F Hang Tak Building, 1 Electric Street, Wan Chai, Hong Kong, attention: Claudius Tsang.

TRANSFER AGENT AND REGISTRAR

The transfer agent for HBNB’s securities will be Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

HBNB has filed a registration statement on Form F-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

JVSPAC files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on JVSPAC at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Transactions, you should contact via phone or in writing:

JVSPAC Acquisition Corp.
G/F Hang Tak Building
1 Electric Street
Wan Chai
Hong Kong
Attention: Claudius Tsang
+852 9258 9728

To obtain timely delivery of the documents, you must request them no later than [five] business days before the date of the extraordinary general meeting, or no later than            , 2025.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. All information contained or incorporated by reference in this proxy statement/prospectus relating to JVSPAC has been supplied by JVSPAC, and all such information relating to HBNB and Hotel101 Global has been supplied by HBNB. Information provided by either JVSPAC or HBNB does not constitute any representation, estimate or projection of any other party.

Neither JVSPAC nor HBNB has authorized anyone to give any information or make any representation about the Transactions or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Page
JVSPAC Acquisition Corp. — Audited Financial Statements
Report of Independent Registered Public Accounting Firm (PCAOB ID: 5395)	F-3
Balance Sheets as of December 31, 2023 and 2022	F-4
Statements of Operations for the years ended December 31, 2023 and 2022	F-5
Statements of Changes in Shareholder’s Equity (Deficit) for the years ended December 31, 2023 and 2022	F-6
Statements of Cash Flows for the years ended December 31, 2023 and 2022	F-7
Notes to the Financial Statements	F-8

JVSPAC Acquisition Corp. — Unaudited Financial Statements
Condensed Balance Sheets as of September 30, 2024 (Unaudited) and December 31, 2023	F-19
Unaudited Statements of Operations for the three months and nine months ended September 30, 2024 and 2023	F-20
Unaudited Statements of Changes in Shareholder’s Equity (Deficit) for the three months and nine months ended September 30, 2024 and 2023	F-21
Unaudited Statements of Cash Flows for the nine months ended September 30, 2024 and 2023	F-22
Notes to the Unaudited Financial Statements	F-23

Hotel101 Global Pte. Ltd. and its Subsidiaries — Audited Financial Statements
Report of Independent Registered Public Accounting Firm (PCAOB ID: 688)	F-40
Consolidated Statement of Financial Position as at December 31, 2023 and 2022	F-41
Consolidated Statement of Comprehensive (Loss) Income for the year ended December 31, 2023 and period from July 28, 2022 (date of inception) to December 31, 2022	F-42
Consolidated Statement of Changes in Equity for the year ended December 31, 2023 and period from July 28, 2022 (date of inception) to December 31, 2022	F-43
Consolidated Statement of Cash Flows for the year ended December 31, 2023 and period from July 28, 2022 (date of inception) to December 31, 2022	F-44
Notes to the Consolidated Financial Statements	F-45

Hotel101 Global Pte. Ltd. and its Subsidiaries — Unaudited Financial Statements
Unaudited Condensed Consolidated Statement of Financial Position as of June 30, 2024 (Unaudited) and December 31, 2023	F-70
Unaudited Condensed Consolidated Statement of Comprehensive Loss for the six months ended June 30, 2024 and 2023	F-71
Unaudited Condensed Consolidated Statement of Changes in Equity for the six months ended June 30, 2024 and 2023	F-72
Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2024 and 2023	F-73
Notes to the Unaudited Condensed Consolidated Financial Statements	F-74

Hotel of Asia, Inc. and Subsidiaries — Audited Financial Statements
Report of Independent Auditors	F-87
Consolidated Statements of Financial Position as of December 31, 2023 and 2022 (as restated) and January 1, 2022 (as restated)	F-90
Consolidated Statements of Comprehensive Income for the years ended December 31, 2023 and 2022	F-91
Consolidated Statements of Changes in Equity for the years ended December 31, 2023 and 2022	F-92
Consolidated Statements of Cash Flows for the years ended December 31, 2023 and 2022	F-93
Notes to the Consolidated Financial Statements	F-94
Hotel of Asia, Inc. and Subsidiaries — Unaudited Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
JVSPAC Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of JVSPAC Acquisition Corp. (the “Company”) as of December 31, 2023 and 2022, the related statements of operations, change in shareholder’s deficit and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of completing a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities on or before January 23, 2025 (unless further extended). There is no assurance that the Company will obtain the necessary approvals or raise the additional capital it needs to fund its business operations and complete any business combination prior to January 23, 2025, if at all. The Company also has no approved plan in place to extend the business combination deadline beyond January 23, 2025 and lacks the capital resources needed to fund operations and complete any business combination, even if the deadline to complete a business combination is extended to a later date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP
Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021.

New York, NY
April 1, 2024
Firm ID: 5395

JVSPAC ACQUISITION CORP.
BALANCE SHEETS

	As of December 31,
	2023	2022
Assets:
Prepaid expenses and other current assets	$7,650	$5,000
Deferred offering costs	386,725	232,313
Total Assets	$394,375	$237,313

Liabilities and Shareholder’s Equity:
Accounts payable and accrued expenses	$5,312	$11,000
Accrued offering costs	200,000	115,773
Promissory note – related party	286,385	131,035
Total current liabilities	491,697	257,808

Commitments and Contingencies (Note 6)

Shareholder’s Deficit
Preference shares, no par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, no par value; 100,000,000 shares authorized; none issued and outstanding	—	—
Class B ordinary shares, no par value; 10,000,000 shares authorized; 1,437,500 shares issued and outstanding(1)	25,000	25,000
Accumulated deficit	(122,322)	(45,495)
Total shareholder’s deficit	(97,322)	(20,495)
Total Liabilities and Shareholder’s Deficit	$394,375	$237,313

____________

(1)      Includes up to 187,500 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5). On January 23, 2024, Company consummated its IPO and sold 5,750,000 Units, including 750,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover the over-allotment, hence the 187,500 shares of Class B ordinary shares were subsequently forfeited.

The accompanying notes are an integral part of the financial statements.

JVSPAC ACQUISITION CORP.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	For the Years Ended December 31
	2023	2022
Formation and operating costs	$76,827	$2,240
Net loss	$(76,827)	$(2,240)

Basic and diluted weighted average shares outstanding(1)	1,250,000	1,250,000
Basic and diluted net loss per share	$(0.06)	$0

____________

(1)      Excludes up to 187,500 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5). On January 23, 2024, Company consummated its IPO and sold 5,750,000 Units, including 750,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover the over-allotment, hence the 187,500 shares of Class B ordinary shares were subsequently forfeited.

The accompanying notes are an integral part of the financial statements.

JVSPAC ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Class B Ordinary shares		Accumulated Deficit	Shareholder’s Deficit
	Shares(1)	Amount
Balance as of December 31, 2022	1,437,500	$25,000	$(45,495)	$(20,495)
Net loss	—	—	(76,827)	(76,827)
Balance as of December 31, 2023	1,437,500	$25,000	$(122,322)	$(97,322)

____________

(1)      Includes up to 187,500 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5). On January 23, 2024, Company consummated its IPO and sold 5,750,000 Units, including 750,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover the over-allotment, hence the 187,500 shares of Class B ordinary shares were subsequently forfeited.

JVSPAC ACQUISITION CORP.
AUDITED STATEMENTS OF CHANGES IN SHAREHOLDER’S DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2022

	Class B Ordinary shares		Accumulated Deficit	Shareholder’s Deficit
	Shares(1)	Amount
Balance as of December 31, 2021	1,437,500	$25,000	$(43,255)	$(18,255)
Net loss	—	—	(2,240)	(2,240)
Balance as of December 31, 2022	1,437,500	$25,000	$(45,495)	$(20,495)

____________

(1)      Includes up to 187,500 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5). On January 23, 2024, Company consummated its IPO and sold 5,750,000 Units, including 750,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover the over-allotment, hence the 187,500 shares of Class B ordinary shares were subsequently forfeited.

The accompanying notes are an integral part of the financial statements.

JVSPAC ACQUISITION CORP.
STATEMENT OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(76,827)	$(2,240)
Adjustments to reconcile net loss to net cash used in operating activities:
Operating expenses paid by Sponsor	76,827	2,240
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	—	—
Net cash used in operating activities	—	—

Net change in cash	—	—
Cash, beginning of the period	—	—
Cash, end of the period	$—	$—

Supplemental disclosure of non-cash financing activities:
Accrued offering costs paid under the promissory note-related party	$25,690	$—
Deferred offering costs paid by Sponsor under the promissory note-related party	$70,185	$5,000
Deferred offering costs included in the accrued offering costs and expenses	$84,227	$—
Prepaid expense paid by Sponsor under the promissory note-related party	$2,650	$—

The accompanying notes are an integral part of the financial statements.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

JVSPAC Acquisition Corp. (the “Company”) is blank check company incorporated as a British Virgin Island (“BVI”) business company on April 20, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar Business Combination with one or more businesses (the “Business Combination”). The Company has not selected any potential Business Combination target and the Company has not, nor has anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any potential Business Combination target.

As of December 31, 2023, the Company had not commenced any operations. All activity for the period from April 20, 2021 (inception) through December 31, 2023 relates to the Company’s formation and the IPO (as defined below). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Winky Investments Limited, a British Virgin Islands company (the “Sponsor”).

The registration statement for the Company’s initial public offering (the “Proposed Public Offering”, “Initial Public Offering” or “IPO”) was declared effective on January 18, 2024. On January 19, 2024, the underwriters exercised their over-allotment option in full and purchased 750,000 additional Units. On January 23, 2024, the Company consummated its IPO of 5,750,000 units (“Units”), which includes the full exercise of the underwriter’s over-allotment option. Each Unit consists of one Class A ordinary share, no par value per share, and one right to receive of one-fourth of one Class A ordinary share upon the completion of the initial Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $57,500,000.

Simultaneously with the consummation of the IPO and the sale of the Units, the Company consummated the private placement (“Private Placement”) of 240,000 units (the “Private Placement Units”) to the Sponsor, at a price of approximately $10.00 per Private Placement Unit, generating total proceeds of $2,400,000, which is described in Note 4.

The initial Business Combination must be with one or more target businesses or assets having an aggregate fair market value of at least 80% of the value of the Trust Account (defined below) (less any taxes payable on interest earned and less any interest earned thereon that is released to the Company for taxes) at the time of signing a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

Upon the closing of the Initial Public Offering, management has agreed that an aggregate of $10.00 per Unit sold in the Initial Public Offering will be held in a Trust Account (“Trust Account”) and will be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the proceeds from the Proposed Public Offering and the private placement will not be released from the Trust Account until the earliest of (i) the completion of the initial Business Combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete the initial Business Combination within the Combination Period (defined below) or (B) with respect to any other provision relating to shareholders’ rights or pre-Business Combination activity and (iii) the redemption of all of the public shares if the Company is unable to complete the initial Business Combination within the Combination Period (defined below), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the creditors, if any, which could have priority over the claims of the public shareholders.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

The Company will provide the public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require the Company to seek shareholder approval under the law or stock exchange listing requirement. The Company will provide the public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the Trust Account is initially anticipated to be $10.00 per public share (subject to increase of up to an additional $0.20 per unit in the event that the Sponsor elects to extend the period of time to consummate a Business Combination, as described in more detail in the IPO).

The Company will account for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (ASC 480). Ordinary shares subject to mandatory redemption (if any) will be classified as a liability instrument and will be measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) will be classified as temporary equity. At all other times, ordinary shares will be classified as stockholders’ equity. In accordance with ASC 480-10-S99, the Company will classify the Class A ordinary shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. Given that the 5,000,000 Class A ordinary shares sold as part of the units in the offering will be issued with other freestanding instruments (i.e., rights), the initial carrying value of Class A ordinary shares classified as temporary equity will be the allocated proceeds determined in accordance with ASC 470-20. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes in redemption value as a charge against retained earnings or, in the absence of retained earnings, as a charge against additional paid-in-capital over an expected 12-month period leading up to a business combination.

The Company will have only 12 months from the closing of the IPO (or up to 18 months from the closing of the IPO if the Company extend the period of time to consummate a Business Combination by 2 extensions of 3 months) (the “Combination Period”) to complete the initial Business Combination. If the Company has not completed the initial Business Combination within the Combination Period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under British Virgin Islands law to provide for claims of creditors and the requirements of other applicable law.

The underwriters, the Sponsor, officers and directors have agreed to (i) to waive their redemption rights with respect to their Founder Shares (as defined in Note 5), Representative’s Shares (as defined in Note 6) and public shares in connection with the completion of the initial Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete the initial

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

Business Combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Combination Period). If the Company submits the initial Business Combination to the public shareholders for a vote, the underwriters, the Sponsor, officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with the Company, to vote any Founder Shares and Representative’s Shares held by them and any public shares purchased during or after the IPO in favor of the initial Business Combination.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third -party claims. The Company has not independently verified whether the Sponsor has sufficient funds to satisfy their indemnity obligations and believes that the Sponsor’s only assets are securities of the Company. The Company has not asked the Sponsor to reserve for such obligations.

Liquidity and Going Concern Considerations

Prior to the completion of the IPO, the Company lacked the liquidity it needed to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statement. The Company has since completed its IPO at which time capital in excess of the funds deposited in the Trust Account and/or used to fund offering expenses was released to the Company for general working capital purposes. Accordingly, management has since reevaluated the Company’s liquidity and financial condition and determined that sufficient capital exists to sustain operations one year from the date these financial statements are issued.

However, the Company initially has until January 23, 2025 to consummate the initial Business Combination (assume no extensions). If the Company does not complete a Business Combination, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the Amended and Restated Memorandum and Articles of Association. Notwithstanding management’s belief that the Company would have sufficient funds to execute its business strategy, there is a possibility that business combination might not happen within the 12-month period from the date of the auditors’ report. Management has determined that the mandatory liquidation, should a business combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after January 23, 2025 (assume no extensions).

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash or cash equivalents as of December 31, 2023 and 2022.

Deferred Offering Costs

Deferred offering costs consist of legal and other professional expenses incurred through the balance sheet date that are directly related to the IPO. Offering costs are allocated to the separable financial instruments issued in the IPO based on a relative fair value basis compared to total proceeds received. Upon completion of the IPO, offering costs associated with the Class A ordinary shares will be applied against Class A ordinary shares classified as temporary equity and offering costs associated with rights and private units was charged into equity. As of December 31, 2023 and December 31, 2022, the Company had deferred offering costs of $386,725 and $232,313, respectively.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to its short-term nature.

The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

Level 1 —

Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 —

Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 —	Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

Net Loss Per Ordinary Share

Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 187,500 ordinary shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Notes 5). At December 31, 2023 and 2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the British Virgin Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

As of December 31, 2023 and 2022, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be a British Virgin Islands business company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company has assessed the influence of the adoption of ASU 2020-06 and concluded that there’s no impact on the Company’s financial statements. The Company adopted ASU 2020-06 since January 1, 2023.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3 — Initial Public Offering

In the Proposed Public Offering, the Company will offer for sale up to 5,000,000 Units, (or 5,750,000 Units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit that the Company is offering has a price of $10.00 and consists of one Class A ordinary share with no par value and one right. Each right entitles the holder to receive one-fourth (1/4) of one Class A ordinary share upon the consummation of the Company’s initial Business Combination. The Company will not issue fractional shares upon conversion of the rights, as disclosed in Note 7.

On January 23, 2024, the Company consummated the IPO, as disclosed in Note 8.

Note 4 — Private Placement

The Company’s Sponsor has committed to purchase an aggregate of 232,500 units (or 240,000 units if the over-allotment option is exercised in full) at a price of $10.00 per unit for an aggregate purchase price of $2,325,000 (or $2,400,000 if the over-allotment option is exercised in full). Each Private Placement Unit will be identical to the units sold in the Proposed Public Offering, except as described below. The Private Placement Units will be sold in a private placement that will close simultaneously with the closing of the Proposed Public Offering, including the over-allotment option, as applicable.

Simultaneously with the consummation of the IPO and the sale of the Units, the Company consummated the Private Placement of 240,000 units to the Sponsor, as disclosed in Note 8.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 4 — Private Placement (cont.)

There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Founder Shares, private placement shares or private placement rights. The rights will expire worthless if the Company does not consummate a Business Combination within the allotted 12-month period (or up to 18 months from the completion of the Proposed Public Offering if the Company extends the period of time to consummate a Business Combination by 2 extensions of 3 months).

The private placement units, private placement shares, private placement rights and the Class A ordinary shares underlying such rights will not be transferable, assignable or salable by the Sponsor until thirty (30) days after the completion of the Company’s initial Business Combination, except to permitted transferees.

Note 5 — Related Party Transactions

Founder Shares

On April 20, 2021, the Company’s Sponsor paid $25,000, or approximately $0.017 per share, to cover certain of the offering and formation costs in exchange for an aggregate of 1,437,500 Class B ordinary shares (the “Founder Shares”) with no par value, 187,500 of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised. On January 23, 2024, the Company consummated its Initial Public Offering and sold 5,750,000 Units, including 750,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover the over-allotment, hence the 187,500 shares of Class B ordinary shares were subsequently forfeited.

The Sponsor has agreed not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) six months after the completion of the initial Business Combination or (B) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction after the initial Business Combination that results in all of the Company’s public shareholders having the right to exchange their ordinary shares for cash, securities or other property (the “Lock-up”). Notwithstanding the foregoing, if the last sale price of the Company’s ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day after the initial Business Combination, the Founder Shares will be released from the Lock-up.

Promissory Note — Related Party

The Sponsor has agreed to loan the Company up to $350,000 to be used for a portion of the expenses of the IPO. The loan is non-interest bearing, unsecured and shall be payable promptly after the date on which the Company consummates an IPO of its securities or the date on which the Company determines not to conduct an IPO of its securities. These loans will be repaid upon the closing of the IPO out of the $1,015,000 of offering proceeds not held in the Trust Account. As of December 31, 2023 and 2022, the Company had borrowed $286,385 and $131,035, respectively, under the promissory note.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company may repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,150,000 of such Working Capital Loans may be convertible into units at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units issued to our sponsor. The terms of Working Capital Loans by the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2023 and 2022, the Company had no borrowings under the Working Capital Loans.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

Extension Loan

The Company will have until 12 months from the closing of the IPO to consummate an initial Business Combination. However, if the Company anticipates that it may not be able to consummate the initial Business Combination within 12 months, it may extend the period of time to consummate a Business Combination up to two times, each by an additional three months (for a total of up to 18 months to complete a Business Combination). Pursuant to the terms of the amended and restated memorandum and articles of association and the trust agreement to be entered into between the Company and Continental Stock Transfer & Trust Company on the date of the IPO, in order to extend the time available for the Company to consummate the initial Business Combination, the Sponsor or its affiliates or designees, upon ten days advance notice prior to the applicable deadline, must deposit into the Trust Account $575,000 ($0.10 per share in either case) on or prior to the date of the applicable deadline, for each three month extension (or up to an aggregate of $1,150,000), or $0.20 per share if the Company extends for the full six months). Any such payments would be made in the form of a loan (the “Extension Loans”). Any such loans will be non-interest bearing and payable upon the consummation of the initial Business Combination. If the Company completes the initial Business Combination, it would repay such loaned amounts out of the proceeds of the Trust Account released to the Company. If the Company does not complete a Business Combination, the Company will not repay such loans. Furthermore, the letter agreement with the initial shareholder contains a provision pursuant to which the Sponsor has agreed to waive its right to be repaid for such loans out of the funds held in the Trust Account in the event that the Company does not complete a Business Combination. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete the initial Business Combination.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Units, shares being issued to the underwriters of the IPO, and units that may be issued on conversion of Working Capital Loans (and in each case holders of their component securities, as applicable) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock-up period. Notwithstanding the above, the shares to be issued to the underwriters in the IPO will be further subject to the limitations on registration requirements imposed by FINRA Rule 5110(g)(8). The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Right of First Refusal

For a period beginning on the closing of the IPO and ending 12 months from the closing of a Business Combination, the Company has granted the underwriter a right of first refusal to act as sole underwriter, sole book-running manager and sole placement agent for any and all future private or public equity, equity-linked, convertible and debt offerings during such 12 months from the closing of a Business Combination of the Company, or any successor to or any subsidiary of the Company. For the sake of clarity, this right of refusal shall encompass the time period leading up to the closing of the Business Combination while the Company is still a special purpose acquisition company. Notwithstanding the foregoing, in event that a target company — in connection with a Business Combination — sources a private placement of public equity (a “PIPE”), the aforementioned right of refusal reference shall not apply in such a limited instance. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales in the IPO.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies (cont.)

Underwriter Agreement

The underwriters have a 45-day option from the date of the IPO to purchase up to an additional 750,000 Units to cover over-allotments, if any. The underwriter exercised the over-allotment option in fully upon the closing of the IPO.

The underwriters was paid $575,000 for the underwriter’s discount, upon the closing of the IPO. Additionally, the underwriter was entitled 258,750 Class A ordinary shares (the “Representative Shares”) that were registered in the IPO, for no consideration, subject to the terms of the underwriting agreement. The underwriter has agreed not to transfer, assign or sell any such shares until the completion of the initial Business Combination. In addition, the underwriter has agreed (and its permitted transferees will agree) (i) to waive its redemption rights with respect to such shares in connection with the completion of the Company’s initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its initial Business Combination within the Combination Period.

The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the commencement of sales in the IPO pursuant to FINRA Rule 5110(e)(1).

Note 7 — Shareholder’s Equity

Preferred Shares — The Company is authorized to issue a total of 1,000,000 preferred shares with no par value. As of December 31, 2023 and 2022, there were no shares of preferred shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 100,000,000 Class A ordinary shares with no par value. As of December 31, 2023 and 2022, there were no shares of Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue a total of 10,000,000 Class B ordinary shares with no par value. As of December 31, 2023 and 2022, the Company issued 1,437,500 Class B ordinary shares to its initial shareholder for $25,000, or approximately $0.017 per share. The Founder Shares include an aggregate of up to 187,500 shares subject to forfeiture if the over-allotment option is not exercised by the underwriters in full. On January 23, 2024, Company consummated its Initial Public Offering and sold 5,750,000 Units, including 750,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover the over-allotment, hence the 187,500 shares of Class B ordinary shares were subsequently forfeited.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution right, share splits, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein and in the Company’s amended and restated memorandum and articles of association. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the IPO and related to the closing of the initial Business Combination, the ratio at which the Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares issued and outstanding upon completion of the IPO, including pursuant to the Over-Allotment Option, plus all Class A ordinary shares issued or deemed issued, or issuable upon the conversion or exercise of any equity-linked securities issued or deemed issued in connection with or in relation to the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination or any private placement-equivalent securities issued to the Sponsor or its affiliates upon conversion of loans made to the Company.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Shareholder’s Equity (cont.)

Prior to the initial Business Combination, only holders of the Founder Shares will have the right to vote on the election of directors. Holders of the public shares will not be entitled to vote on the election of directors during such time. These provisions of the Company’s amended and restated memorandum and articles of association may only be amended by a resolution passed by holders of at least a majority of the ordinary shares who are eligible to vote and attend and vote in a general meeting of the shareholders. With respect to any other matter submitted to a vote of the shareholders, including any vote in connection with the initial Business Combination, except as required by law, holders of the Founder Shares and holders of the public shares will vote together as a single class, with each share entitling the holder to one vote.

Rights — Each holder of a right will receive one-fourth (1/4) of one Class A ordinary share upon consummation of the initial Business Combination, even if the holder of such right redeemed all Class A ordinary shares held by it in connection with the initial Business Combination. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of an initial Business Combination, as the consideration related thereto has been included in the unit purchase price paid for by investors in the IPO. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the Class A ordinary shares will receive in the transaction on an as-converted into Class A ordinary share basis, and each holder of a right will be required to affirmatively convert its rights in order to receive the 1/4 share underlying each right (without paying any additional consideration) upon consummation of the Business Combination. More specifically, the right holder will be required to indicate its election to convert the rights into underlying shares as well as to return the original rights certificates to the Company.

If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless.

As soon as practicable upon the consummation of the initial Business Combination, the Company will direct registered holders of the rights to return their rights to the rights agent. Upon receipt of the rights, the rights agent will issue to the registered holder of such rights the number of full Class A ordinary shares to which it is entitled. The Company will notify registered holders of the rights to deliver their rights to the rights agent promptly upon consummation of such Business Combination and have been informed by the rights agent that the process of exchanging their rights for Class A ordinary shares should take no more than a matter of days. The foregoing exchange of rights is solely ministerial in nature and is not intended to provide the Company with any means of avoiding the Company’s obligation to issue the shares underlying the rights upon consummation of the initial Business Combination. Other than confirming that the rights delivered by a registered holder are valid, the Company will have no ability to avoid delivery of the shares underlying the rights. Nevertheless, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination.

The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company’s). The Company will not issue fractional shares upon conversion of the rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of British Virgin Island’s law. As a result, you must hold rights in multiples of 4 in order to receive shares for all of the investors’ rights upon closing of a Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination. Accordingly, the rights may expire worthless.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 8 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued. Except as noted below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On January 23, 2024, the Company consummated its Initial Public Offering and sold 5,750,000 Units, including 750,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover the over-allotment, hence the 187,500 shares of Class B ordinary shares were subsequently forfeited. Each Unit consists of one Class A ordinary share and one Right to receive one-fourth of one Class A ordinary share upon the consummation of an initial Business Combination. The Units were sold at a price of $10.00 per unit, generating gross proceeds to the Company of $57,500,000.

Simultaneously with the closing of the Initial Public Offering and the sale of the Units, the Company consummated the Private Placement of an aggregate 240,000 Private Placement Units, which included the additional 7,500 Private Placement Units sold pursuant to the full exercise of the underwriters’ option to cover the over-allotment.

Upon closing of the Initial Public Offering, the Private Placement, and the sale of the Over-Allotment Units, a total of $58,075,000 was placed in the Trust Account.

JVSPAC ACQUISITION CORP.
CONDENSED BALANCE SHEETS

	September 30, 2024	December 31, 2023
	(unaudited)
ASSETS
Current assets
Cash	$844,690	$—
Prepaid expenses and other current assets	124,887	7,650
Total Current Assets	969,577	7,650

Deferred offering costs	—	386,725
Investment held in Trust Account	59,579,851	—
TOTAL ASSETS	$60,549,428	$394,375

LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued expenses	$110,755	$5,312
Accrued offering costs	70,000	200,000
Promissory note – related party	286,385	286,385
Total Liabilities	467,140	491,697

Commitments and Contingencies (Note 6)

Class A ordinary shares subject to possible redemption 5,750,000 shares and 0 shares issued and outstanding at redemption value of $10.14 and $0 at September 30, 2024 and December 31, 2023, respectively	58,294,518	—

Shareholders’ Equity (Deficit)
Preference shares, no par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class A ordinary shares, no par value; 100,000,000 shares authorized; 498,750 shares issued and outstanding (excluding 5,750,000 subject to possible redemption) at September 30, 2024; none issued and outstanding at December 31, 2023	—	—
Class B ordinary shares, no par value; 10,000,000 shares authorized; 1,437,500 shares issued and outstanding at September 30, 2024 and December 31, 2023(1)	25,000	25,000
Additional paid-in capital	486,066	—
Retained earnings (Accumulated deficit)	1,276,704	(122,322)
Total Shareholders’ Equity (Deficit)	1,787,770	(97,322)
TOTAL LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ EQUITY (DEFICIT)	$60,549,428	$394,375

____________

(1)      Includes up to 187,500 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5). On January 23, 2024, Company consummated its IPO and sold 5,750,000 Units, including 750,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover the over-allotment, hence the 187,500 shares of Class B ordinary shares were no longer subject to forfeiture.

The accompanying notes are an integral part of the unaudited condensed financial statements.

JVSPAC ACQUISITION CORP.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended September 30,		For The Nine Months Ended September 30,
	2024	2023	2024	2023
Operating and formation costs	$149,054	$48,928	$709,844	$50,253
Loss from operations	(149,054)	(48,928)	(709,844)	(50,253)

Other income:
Interest income – Trust	764,667	—	2,079,851	—
Interest income – Bank	11,270	—	29,019	—
Total other income	775,937	—	2,108,870	—

Net income (loss)	$626,883	$(48,928)	$1,399,026	$(50,253)

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to redemption	5,750,000	—	5,267,336	—

Basic and diluted net income per share, Class A ordinary shares subject to redemption	$0.16	$—	$0.46	$—

Basic and diluted weighted average shares outstanding, Non-redeemable Class A and Class B ordinary shares	1,936,250	1,250,000	1,878,645	1,250,000

Basic and diluted net loss per share, Non-redeemable Class A and Class B ordinary shares	$(0.16)	$(0.04)	$(0.53)	$(0.04)

____________

(1)      Includes up to 187,500 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5). On January 23, 2024, Company consummated its IPO and sold 5,750,000 Units, including 750,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover the over-allotment, hence the 187,500 shares of Class B ordinary shares were no longer subject to forfeiture.

The accompanying notes are an integral part of the unaudited condensed financial statements.

JVSPAC ACQUISITION CORP.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024

	Class A Ordinary Shares		Class B Ordinary Shares(1)		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance – December 31, 2023	—	$—	1,437,500	$25,000	$—	$(122,322)	$(97,322)

Proceeds allocated to Public Rights, net of issuance costs of $83,035	—	—	—	—	2,676,965	—	2,676,965

Sale of 240,000 Private Placement Units, net of issuance costs of $21,813	240,000	—	—	—	2,378,187	—	2,378,187

Issuance of Representative Shares	258,750	—	—	—	632,284	—	632,284

Accretion of carrying value to redemption value	—	—	—	—	(1,477,390)	—	(1,477,390)

Net income	—	—	—	—	—	330,961	330,961
Balance – March 31, 2024	498,750	$—	1,437,500	$25,000	$4,210,046	$208,639	$4,443,685

Accretion of carrying value to redemption value	—	—	—	—	(1,857,601)	—	(1,857,601)

Net income	—	—	—	—	—	441,182	441,182
Balance – June 30, 2024	498,750	$—	1,437,500	$25,000	$2,352,445	$649,821	$3,027,266

Accretion of carrying value to redemption value	—	—	—	—	(1,866,379)	—	(1,866,379)

Net income	—	—	—	—	—	626,883	626,883
Balance – September 30, 2024	498,750	$—	1,437,500	$25,000	$486,066	$1,276,704	$1,787,770

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

	Class B Ordinary Shares(1)		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance – December 31, 2022	1,437,500	$25,000	$—	$(45,495)	$(20,495)

Net loss	—	—	—	(663)	(663)
Balance – March 31, 2023	1,437,500	$25,000	$—	$(46,158)	$(21,158)

Net loss	—	—	—	(662)	(662)
Balance – June 30, 2023	1,437,500	$25,000	$—	$(46,820)	$(21,820)

Net loss	—	—	—	(48,928)	(48,928)
Balance – September 30, 2023	1,437,500	$25,000	$—	$(95,748)	$(70,748)

____________

(1)      Includes up to 187,500 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5). On January 23, 2024, Company consummated its IPO and sold 5,750,000 Units, including 750,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover the over-allotment, hence the 187,500 shares of Class B ordinary shares were no longer subject to forfeiture.

The accompanying notes are an integral part of the unaudited condensed financial statements.

JVSPAC ACQUISITION CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Nine Months Ended September 30,
	2024	2023
Cash Flows from Operating Activities:
Net income (loss)	$1,399,026	$(50,253)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Interest earned on investments held in Trust Account	(2,079,851)	—
Operating expenses paid by Sponsor from issuance of Promissory Note	—	50,253
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(117,237)	—
Accounts payable and accrued expenses	105,443	—
Net cash used in operating activities	(692,619)	—

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(57,500,000)	—
Net cash used in investing activities	(57,500,000)	—

Cash Flows from Financing Activities:
Proceeds from sale of Public Units	57,500,000	—
Payment of underwriting commissions	(575,000)	—
Proceeds from sale of Private Placement Units	2,400,000	—
Payment of offering costs	(287,691)	—
Net cash provided by financing activities	59,037,309	—

Net Change in Cash	844,690	—
Cash – Beginning of period	—	—
Cash – End of period	$844,690	$—

Non-Cash investing and financing activities:
Re-measurement of carrying value of Class A ordinary shares subject to possible redemption to redemption value	$5,201,370	$—
Offering costs included in accrued offering costs	$70,000	$—
Representative shares issued and charged to offering costs	$632,284	$—

The accompanying notes are an integral part of the unaudited condensed financial statements.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

JVSPAC Acquisition Corp. (the “Company”) is a blank check company incorporated as a British Virgin Island (“BVI”) business company on April 20, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar Business Combination with one or more businesses (the “Business Combination”). The Company has entered into an Agreement and Plan of Merger with various parties as discussed below.

As of September 30, 2024, the Company had not commenced any operations. All activities for the period from April 20, 2021 (inception) through September 30, 2024 relates to the Company’s formation, the initial public offering (the “IPO” or “Initial Public Offering”) described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s IPO was declared effective on January 18, 2024. On January 19, 2024, the underwriters exercised their over-allotment option in full and purchased 750,000 additional Units. On January 23, 2024, the Company consummated its IPO of 5,750,000 units (“Units”), which includes the full exercise of the underwriter’s over-allotment option. Each Unit consists of one Class A ordinary share, no par value per share, and one right to receive of one-fourth of one Class A ordinary share upon the completion of the initial Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $57,500,000.

Simultaneously with the consummation of the IPO and the sale of the Units, the Company consummated the private placement (“Private Placement”) of 240,000 units (the “Private Placement Units”) to Winky Investments Limited, the Company’s sponsor (the “Sponsor”), at a price of approximately $10.00 per Private Placement Unit, generating total proceeds of $2,400,000, which is described in Note 4.

Transaction costs amounted to $1,715,700 consisting of $575,000 of underwriting commissions which was paid in cash at the closing date of the IPO, $632,284 of the Representative Shares (as defined in Note 6 ), and $544,416 of other offering costs.

In conjunction with the IPO, the Company issued to the underwriter 258,750 Class A ordinary shares for no consideration (the “Representative Shares”). The fair value of the Representative Shares accounted for as compensation under Accounting Standards Codification (“ASC”) 718, “Compensation — Stock Compensation” (“ASC 718”) is included in the offering costs. The estimated fair value of the Representative Shares as of the IPO date totaled $632,284.

Following the closing of the IPO on January 23, 2024, an amount of $57,500,000 ($10.00 per Unit) from the proceeds of the sale of the Units in the IPO was placed in a trust account (the “Trust Account”). The funds placed in the Trust Account will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the proceeds from the IPO and the private placement will not be released from the Trust Account until the earliest of (i) the completion of the initial Business Combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete the initial Business Combination within the Combination Period (defined below) or (B) with respect to any other provision relating to shareholders’ rights or pre-Business Combination activity and (iii) the redemption of all of the public shares if the Company is unable to complete the initial Business Combination within the Combination Period (defined below), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the creditors, if any, which could have priority over the claims of the public shareholders.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a business combination successfully. The initial Business Combination must be with one or more target businesses or assets having an aggregate fair market value of at least 80% of the value of the Trust Account (defined below) (less any taxes payable on interest earned and less any interest earned thereon that is released to the Company for taxes) at the time of signing a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide the public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require the Company to seek shareholder approval under the law or stock exchange listing requirement. The Company will provide the public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the Trust Account is initially anticipated to be $10.00 per public share (subject to increase of up to an additional $0.20 per unit in the event that the Sponsor elects to extend the period of time to consummate a Business Combination, as described in more detail in the IPO).

The Company accounted for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (ASC 480). Ordinary shares subject to mandatory redemption (if any) will be classified as a liability instrument and will be measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) will be classified as temporary equity. At all other times, ordinary shares will be classified as stockholders’ equity. In accordance with ASC 480-10-S99, the Company classified the Class A ordinary shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. Given that the 5,750,000 Class A ordinary shares sold as part of the units in the IPO were issued with other freestanding instruments (i.e., rights), the initial carrying value of Class A ordinary shares classified as temporary equity was the allocated proceeds determined in accordance with ASC 470-20. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes in redemption value as a charge against retained earnings or, in the absence of retained earnings, as a charge against additional paid-in-capital over an expected 12-month period leading up to a business combination.

The Company will have only 12 months from the closing of the IPO (or up to 18 months from the closing of the IPO if the Company extend the period of time to consummate a Business Combination by the full amount of time) (the “Combination Period”) to complete the initial Business Combination. If the Company has not completed

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

the initial Business Combination within the Combination Period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under British Virgin Islands law to provide for claims of creditors and the requirements of other applicable law.

The underwriters, the Sponsor, officers and directors have agreed to (i) to waive their redemption rights with respect to their Founder Shares (as defined in Note 5), Representative’s Shares (as defined in Note 6) and public shares in connection with the completion of the initial Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete the initial Business Combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Combination Period). If the Company submits the initial Business Combination to the public shareholders for a vote, the underwriters, the Sponsor, officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with the Company, to vote any Founder Shares and Representative’s Shares held by them and any public shares purchased during or after the IPO in favor of the initial Business Combination.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company has not independently verified whether the Sponsor has sufficient funds to satisfy their indemnity obligations and believes that the Sponsor’s only assets are securities of the Company. The Company has not asked the Sponsor to reserve for such obligations.

On April 8, 2024, the Company entered into an Agreement and Plan of Merger (the “Original Merger Agreement” and, as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with (i) Hotel101 Global Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Global”), (ii) Hotel of Asia, Inc., a company with limited liability incorporated under the laws of the Philippines (“Hotel of Asia” and together with Hotel101 Global, the “Target Parties”), (iii) DoubleDragon Corporation, a company incorporated under the laws of the Philippines and listed on the Philippine Stock Exchange, Inc. (“DoubleDragon”); (iv) DDPC Worldwide Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of DoubleDragon (“DDPC”), (v) Hotel101 Worldwide Private Limited, a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Worldwide”, and together with DDPC, and DoubleDragon, the “Principal Shareholders”), (vi) Hotel101 Global Holdings Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of DoubleDragon (“PubCo”), (vii) HGHC 4 Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of PubCo (“Merger Sub 1”), and (viii) HGHC 3 Corp., a British Virgin Islands business company and a wholly-owned subsidiary of PubCo (“Merger Sub 2”). Pursuant to the Merger Agreement, among other things, (i) prior to the Company Amalgamation and SPAC Merger (each as defined below), DoubleDragon will transfer

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

40% of the total issued share capital of Hotel of Asia to PubCo (the “Share Transfer”) in exchange for 30,935,563 PubCo Class A ordinary shares (the “Transfer Payment Shares”) pursuant to a Share Purchase Agreement, (ii) prior to the Company Amalgamation and SPAC Merger (each as defined below), DDPC will transfer to Hotel101 Global certain real estate-related properties free and clear of any encumbrances in exchange for the issuance of ordinary shares in the capital of Hotel101 Global to DDPC (the “Property Transfer”), (iii) Hotel101 Global and Merger Sub 1 will amalgamate, with Hotel101 Global being the surviving entity and becoming a wholly owned subsidiary of PubCo (“Company Amalgamation”) and (iv) the Company will merge with and into Merger Sub 2, with the Company being the surviving entity and becoming a wholly owned subsidiary of PubCo (the “SPAC Merger”). Pursuant to the terms of the Merger Agreement, the aggregate consideration to be paid to DDPC, Hotel 101 Worldwide and certain key executives of the Target Parties is an aggregate of $2,300,000,000 which will be paid entirely in stock, comprised of newly issued ordinary shares of PubCo at a price of $10.00 per share (the “Closing Payment Shares”).

The Merger Agreement contains customary representations, warranties and covenants of the parties thereto. The consummation of the proposed Merger is subject to certain conditions as further described in the Merger Agreement.

See the Current Report on Form 8-K filed by the Company with the SEC on April 8, 2024 for additional information.

On September 3, 2024, the Company entered into the First Amendment to Agreement and Plan of Merger (the “First Amendment”) with the Target Parties, the Principal Shareholders, PubCo, Merger Sub 1 and Merger Sub 2, that amended and modified the Original Merger Agreement. Pursuant to the First Amendment, (i) prior to the SPAC Merger and the Company Amalgamation, DoubleDragon will transfer 40% of the total issued share capital of Hotel of Asia to Hotel101 Global, in exchange for the issuance of 1,987,239 Hotel101 Global Shares, (ii) at the Company Amalgamation Effective Time, Hotel101 Global and Merger Sub 1 shall amalgamate and continue as one company, with Hotel101 Global being the surviving entity, and as a wholly owned subsidiary of PubCo, (iii) at the SPAC Merger Effective Time, Merger Sub 2 shall merge with and into the Company with the Company being the surviving entity, and a wholly owned subsidiary of PubCo, (iv) the definitions and provisions of “Closing Payment Shares”, “Consideration Shares”, “Hotel101 Global Shareholder Approval” and “Share Purchase Agreement” were amended, (v) at the Company Amalgamation Effective Time, each of Hotel101 Global Shares issued and outstanding immediately prior to the Company Amalgamation Effective Time shall automatically be cancelled in exchange for the right to receive one PubCo Ordinary Share to be issued on the Closing Date, aggregating to 195,500,000 PubCo Ordinary Shares in total, (vi) certain representations and warranties of the parties and certain covenants regarding D&O Tail Insurance, financial statements, minority shareholder rights, and other matters were amended, (vii) if the Closing is not expected to occur by January 23, 2025 and termination of the Merger Agreement has not occurred, then Hotel101 Global shall deposit into the Company’s working capital account US$2,000,000 to extend the existence and cover certain expenses of the Company, as further described in the First Amendment, (viii) modifications were made to the termination provisions and the Termination Fee was increased to US$2,000,000, and (ix) certain schedules and exhibits to the Original Merger Agreement were amended.

See the Current Report on Form 8-K filed by the Company with the SEC on September 5, 2024 for additional information.

Going Concern

As of September 30, 2024, the Company had cash of $844,690 and a working capital of $502,437. The Sponsor has agreed to loan the Company up to $350,000 to be used for a portion of the expenses of the IPO. The loan is non-interest bearing, unsecured and shall be payable promptly after the date on which the Company consummates an initial public offering of its securities or the date on which the Company determines not to conduct an initial public offering of its securities. As of September 30, 2024, the balance of $286,385 under the promissory note remained unpaid and will be due as demanded.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case, subject to compliance with applicable securities laws, the Company may issue additional securities or incur debt prior to or in connection with such Business Combination.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The management’s plan in addressing this uncertainty is through the Working Capital Loans.

The Company initially has until January 23, 2025 to consummate the initial Business Combination (assume no extensions). If the Company does not complete a Business Combination, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the Amended and Restated Memorandum and Articles of Association. Notwithstanding management’s belief that the Company would have sufficient funds to execute its business strategy, there is a possibility that business combination might not happen within the 12-month period from the date the unaudited condensed financial statements were issued. Management has determined that the mandatory liquidation, should a business combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern. Therefore, management believes that it would be prudent to include in its disclosure language about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after January 23, 2025 (assume no extensions).

Risks and Uncertainties

As a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position,

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K as filed with the SEC on April 1, 2024. The interim results for the three and nine months ended September 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any future periods.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company has $844,690 and $0 in cash, and no cash equivalents as of September 30, 2024 and December 31, 2023, respectively.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Investment Held in Trust Account

At September 30, 2024, all of the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. Treasury securities. At December 31, 2023, there were no assets held in the Trust Account. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Earnings on these trading securities are included in dividends, interest earned, and unrealized gain on investments held in the Trust Account in the accompanying statements of operations and are automatically reinvested therefore are considered as an adjustment to reconcile net income (loss) to net cash used in operating activities in the statements of cash flows. The fair value for these trading securities is determined using available market information.

Offering Costs associated with Initial Public Offering

Offering costs were $1,751,700 consisting principally of underwriting, legal and other expenses incurred through the balance sheet date that are related to the Public Offering and are charged to shareholders’ equity upon the completion of the Public Offering. The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. The Company allocates offering costs among Public Shares, Public Rights and Private Placement Units based on the relative fair values of Public Shares, Public Rights and Private Placement Units. Accordingly, $1,646,852 was allocated to Public Shares and charged to temporary equity, and $104,848 was allocated to Public Rights and Private Placement Units and charged to shareholders’ equity.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, ordinary shares is classified as stockholders’ equity. The Class A ordinary shares features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. In accordance with the SEC and its guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of a company require ordinary shares subject to redemption to be classified outside of permanent equity. Given that the 5,750,000 Class A ordinary shares sold as part of the Company’s IPO were issued with other freestanding instruments (i.e., Public Units), the initial carrying value of Class A ordinary shares classified as temporary equity has been allocated to the proceeds determined in accordance with ASC 470-20. The Company’s Class A ordinary shares is subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 12-month period, which is the initial period that the Company has to complete a Business Combination.

Accordingly, at September 30, 2024, Class A Ordinary Shares subject to possible redemption are presented at redemption value as temporary equity, outside of permanent shareholders’ equity (deficit) in the Company’s balance sheets.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

At September 30, 2024, the Class A Ordinary Shares reflected in the balance sheets are reconciled in the following table:

Gross proceeds	$57,500,000
Less:
Proceeds Allocated to Public Rights	(2,760,000)
Allocation of offering costs related to redeemable shares	(1,646,852)
Plus:
Accretion of carrying value to redemption value	1,477,390
Class A Ordinary Shares subject to possible redemption, March 31, 2024	$54,570,538
Plus:
Accretion of carrying value to redemption value	1,857,601
Class A Ordinary Shares subject to possible redemption, June 30, 2024	$56,428,139
Plus:
Accretion of carrying value to redemption value	1,866,379
Class A Ordinary Shares subject to possible redemption, September 30, 2024	$58,294,518

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to its short-term nature.

The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

•        Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

•        Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

•        Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the British Virgin Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of September 30, 2024 and December 31, 2023, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be a British Virgin Islands business company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Net Income (Loss) per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The condensed statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net income (loss) less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders.

The calculation of diluted income per ordinary share does not consider the effect of the rights issued in connection with the Initial Public Offering and the Private Placement Units since the exercise of the units is contingent upon the occurrence of future events. The rights are exercisable to purchase 1,497,500 Class A Ordinary Shares in the aggregate. The 187,500 Class B ordinary shares that were subject to forfeiture if the over-allotment option was not exercised by the underwriters were not included in the calculation of weighted average shares outstanding until the fully exercise of the over-allotment by the underwriters on January 23, 2024. As of September 30, 2024 and 2023, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares that then share in the earnings of the Company. As a result, diluted net income (loss) per ordinary share is the same as basic net income (loss) per ordinary share for the periods presented.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table reflects the calculation of basic and diluted net loss per ordinary share (in dollars, except per share amounts):

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Net income (loss)	$626,883	$(48,928)	$1,399,026	$(50,253)
Remeasurement for ordinary shares subject to redemption	(1,866,380)	—	(5,201,371)	—
Net loss including accretion of ordinary shares to redemption value	$(1,239,497)	$(48,928)	$(3,802,345)	$(50,253)
	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2024		2023		2024		2023
	Redeemable Class A	Non- Redeemable Class A And Class B	Redeemable Class A	Non- Redeemable Class A And Class B	Redeemable Class A	Non- Redeemable Class A And Class B	Redeemable Class A	Non- Redeemable Class A And Class B

Basic net loss per share:
Numerator:
Net loss	$(927,254)	$(312,243)	$—	$(48,928)	$(2,802,726)	$(999,619)	$—	$(50,253)
Remeasurement for ordinary shares subject to redemption	1,866,380	—	—	—	5,201,371	—	—	—
Allocation of net income (loss)	$939,126	$(312,243)	$—	$(48,928)	$2,398,645	$(999,619)	$—	$(50,253)

Denominator:
Basic and diluted weighted average shares outstanding	5,750,000	1,936,250	—	1,250,000	5,267,336	1,878,645	—	1,250,000
Basic and diluted net income (loss) per share	$0.16	$(0.16)	$—	(0.04)	$0.46	$(0.53)	$—	$(0.04)

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying condensed financial statement.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 — INITIAL PUBLIC OFFERING

On January 23, 2024, the Company consummated its Initial Public Offering and sold 5,750,000 Units, including 750,000 Units issued to the underwriter pursuant to the underwriters’ over-allotment option is exercised in full, at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share with no par value and one right (the “Public Right”). Each Public Right entitles the holder to receive one-fourth (1/4) of one Class A ordinary share upon the consummation of the Company’s initial Business Combination. The Company will not issue fractional shares upon conversion of the rights, as disclosed in Note 7.

Transaction costs amounted to $1,715,700 consisting of $575,000 of underwriting commissions which was paid in cash at the closing date of the IPO, $632,284 of the Representative Shares (As defined in Note 6), and $544,416 of other offering costs.

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the IPO and the over-allotment, the Sponsor purchased an aggregate of 240,000 private placement units at a price of $10.00 per unit for an aggregate purchase price of $2,400,000. Each Private Placement Unit was identical to the units sold in the IPO, except as described below.

There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Founder Shares, private placement shares or private placement rights. The rights will expire worthless if the Company does not consummate a Business Combination within the allotted 12-month period (or up to 18 months from the completion of the IPO if the Company extends the period of time to consummate a Business Combination by the full amount of time).

The private placement units, private placement shares, private placement rights and the Class A ordinary shares underlying such rights will not be transferable, assignable or salable by the Sponsor until the completion of the Company’s initial Business Combination, except to permitted transferees.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

On April 20, 2021, the Company’s Sponsor paid $25,000, or approximately $0.017 per share, to cover certain of the offering and formation costs in exchange for an aggregate of 1,437,500 Class B ordinary shares (the “Founder Shares”) with no par value, 187,500 of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised. On January 23, 2024, the underwriters exercised their over-allotment option in full, hence, all 187,500 Founder Shares were no longer subject to forfeiture.

Prior to the initial Business Combination, only holders of the Founder Shares will have the right to vote on the election of directors. Holders of the public shares will not be entitled to vote on the election of directors during such time. These provisions of the Company’s amended and restated memorandum and articles of association may only be amended by a resolution passed by holders of at least a majority of the ordinary shares who are eligible to vote and attend and vote in a general meeting of the shareholders. With respect to any other matter submitted to a vote of the shareholders, including any vote in connection with the initial Business Combination, except as required by law, holders of the Founder Shares and holders of the public shares will vote together as a single class, with each share entitling the holder to one vote.

The Sponsor has agreed not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) six months after the completion of the initial Business Combination or (B) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction after the initial Business Combination that results in all of the Company’s public shareholders having the right to exchange their ordinary shares for cash, securities or other property (the “Lock-up”). Notwithstanding the foregoing, if the last sale price of the Company’s ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day after the initial Business Combination, the Founder Shares will be released from the Lock-up.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

Promissory Note — Related Party

The Sponsor has agreed to loan the Company up to $350,000 to be used for a portion of the expenses of the IPO. The loan is non-interest bearing, unsecured and shall be payable promptly after the date on which the Company consummates an IPO. As of September 30, 2024, the balance of $286,385 under the promissory note remained unpaid and will be due as demanded.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company may repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,150,000 of such Working Capital Loans may be convertible into units at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units issued to our sponsor. The terms of Working Capital Loans by the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. As of September 30, 2024 and December 31, 2023, the Company had no borrowings under the Working Capital Loans.

Directors Compensation

The Company has entered into a letter agreement pursuant to which it will also pay each of its independent directors $1,000 per annum, for an aggregate total of $3,000 per annum as remuneration. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these yearly fees. As of September 30, 2024 the Company paid an aggregate of $3,000 for such expenses, which was reported as consulting expense in the accompanying statement of operations. As of September 30, 2023, the Company did not accrue any amount for such expenses.

Extension Loan

The Company will have until 12 months from the closing of the IPO to consummate an initial Business Combination. However, if the Company anticipates that it may not be able to consummate the initial Business Combination within 12 months, it may extend the period of time to consummate a Business Combination up to two times, each by an additional three months (for a total of up to 18 months to complete a Business Combination). Pursuant to the terms of the amended and restated memorandum and articles of association and the trust agreement entered into between the Company and Continental Stock Transfer & Trust Company on January 18, 2024, in order to extend the time available for the Company to consummate the initial Business Combination, the Sponsor or its affiliates or designees, upon two days advance notice prior to the applicable deadline, must deposit into the Trust Account $500,000, or up to $575,000 if the underwriters’ over-allotment option is exercised in full ($0.10 per share in either case) on or prior to the date of the applicable deadline, for each three month extension (or up to an aggregate of $1,000,000 (or $1,150,000 if the underwriters’ over-allotment option is exercised in full), or $0.20 per share if the Company extends for the full six months). Any such payments would be made in the form of a loan (the “Extension Loans”). Any such loans will be non-interest bearing and payable upon the consummation of the initial Business Combination. If the Company completes the initial Business Combination, it would repay such loaned amounts out of the proceeds of the Trust Account released to the Company. If the Company does not complete a Business Combination, the Company will not repay such loans. Furthermore, the letter agreement with the initial shareholder contains a provision pursuant to which the Sponsor has agreed to waive its right to be repaid for such loans out of the funds held in the Trust Account in the event that the Company does not complete a Business Combination. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete the initial Business Combination.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Private Placement Units, shares being issued to the underwriters of the IPO, and units that may be issued on conversion of Working Capital Loans (and in each case holders of their component securities, as applicable) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock-up period. Notwithstanding the above, the shares issued to the underwriters in the IPO will be further subject to the limitations on registration requirements imposed by FINRA Rule 5110(g)(8). The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Right of First Refusal

For a period beginning on the closing of the IPO and ending 12 months from the closing of a Business Combination, the Company has granted the underwriter a right of first refusal to act as sole underwriter, sole book-running manager and sole placement agent for any and all future private or public equity, equity-linked, convertible and debt offerings during such 12 months from the closing of a Business Combination of the Company, or any successor to or any subsidiary of the Company. For the sake of clarity, this right of refusal shall encompass the time period leading up to the closing of the Business Combination while the Company is still a special purpose acquisition company. Notwithstanding the foregoing, in event that a target company — in connection with a Business Combination — sources a private placement of public equity (a “PIPE”), the aforementioned right of refusal reference shall not apply in such a limited instance. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales in the IPO.

Underwriter Agreement

The underwriter had a 45-day option from the date of the IPO to purchase up to an additional 750,000 Units to cover over-allotments, if any. The underwriter exercised the over — allotment option in fully upon the closing of the IPO.

The underwriter was paid $575,000 for the underwriter’s discount, upon the closing of the IPO. Additionally, the underwriter was entitled 258,750 Representative Shares that were registered in the IPO, for no consideration, subject to the terms of the underwriting agreement. The underwriter has agreed not to transfer, assign or sell any such shares until the completion of the initial Business Combination. In addition, the underwriter has agreed (and its permitted transferees will agree) (i) to waive its redemption rights with respect to such shares in connection with the completion of the Company’s initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its initial Business Combination within the Combination Period.

The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the commencement of sales in the IPO pursuant to FINRA Rule 5110(e)(1).

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 — COMMITMENTS AND CONTINGENCIES (cont.)

Merger Agreement

On April 8, 2024, the Company entered into the Original Merger Agreement with (i) Hotel101 Global, (ii) Hotel of Asia (and together with Hotel101 Global, the “Target Parties”), (iii) DoubleDragon; (iv) DDPC, (v) Hotel101 Worldwide, and together with DDPC, and DoubleDragon, the Principal Shareholders, (vi) PubCo, (vii) Merger Sub 1, and (viii) Merger Sub 2. Pursuant to the Merger Agreement, among other things, (i) prior to the Company Amalgamation and SPAC Merger (each as defined below), DoubleDragon will transfer 40% of the total issued share capital of Hotel of Asia to PubCo in exchange for 30,935,563 PubCo Class A ordinary shares pursuant to a Share Purchase Agreement, (ii) prior to the Company Amalgamation and SPAC Merger (each as defined below), DDPC will transfer to Hotel101 Global certain real estate-related properties free and clear of any encumbrances in exchange for the issuance of ordinary shares in the capital of Hotel101 Global to DDPC, (iii) Hotel101 Global and Merger Sub 1 will amalgamate, with Hotel101 Global being the surviving entity and becoming a wholly owned subsidiary of PubCo and (iv) the Company will merge with and into Merger Sub 2, with the Company being the surviving entity and becoming a wholly owned subsidiary of PubCo. Pursuant to the terms of the Merger Agreement, the aggregate consideration to be paid to DDPC, Hotel 101 Worldwide and certain key executives of the Target Parties is an aggregate of $2,300,000,000 which will be paid entirely in stock, comprised of newly issued ordinary shares of PubCo at a price of $10.00 per share.

The Merger Agreement contains customary representations, warranties and covenants of the parties thereto. The consummation of the proposed Merger is subject to certain conditions as further described in the Merger Agreement.

See the Current Report on Form 8-K filed by the Company with the SEC on April 8, 2024 for additional information.

First Amendment to Merger Agreement

On September 3, 2024, the Company entered into the First Amendment with the Target Parties, the Principal Shareholders, PubCo, Merger Sub 1 and Merger Sub 2, that amended and modified the Original Merger Agreement. Pursuant to the First Amendment, (i) prior to the SPAC Merger and the Company Amalgamation, DoubleDragon will transfer 40% of the total issued share capital of Hotel of Asia to Hotel101 Global, in exchange for the issuance of 1,987,239 Hotel101 Global Shares, (ii) at the Company Amalgamation Effective Time, Hotel101 Global and Merger Sub 1 shall amalgamate and continue as one company, with Hotel101 Global being the surviving entity, and as a wholly owned subsidiary of PubCo, (iii) at the SPAC Merger Effective Time, Merger Sub 2 shall merge with and into the Company with the Company being the surviving entity, and a wholly owned subsidiary of PubCo, (iv) the definitions and provisions of “Closing Payment Shares”, “Consideration Shares”, “Hotel101 Global Shareholder Approval” and “Share Purchase Agreement” were amended, (v) at the Company Amalgamation Effective Time, each of Hotel101 Global Shares issued and outstanding immediately prior to the Company Amalgamation Effective Time shall automatically be cancelled in exchange for the right to receive one PubCo Ordinary Share to be issued on the Closing Date, aggregating to 195,500,000 PubCo Ordinary Shares in total, (vi) certain representations and warranties of the parties and certain covenants regarding D&O Tail Insurance, financial statements, minority shareholder rights, and other matters were amended, (vii) if the Closing is not expected to occur by January 23, 2025 and termination of the Merger Agreement has not occurred, then Hotel101 Global shall deposit into the Company’s working capital account US$2,000,000 to extend the existence and cover certain expenses of the Company, as further described in the First Amendment, (viii) modifications were made to the termination provisions and the Termination Fee was increased to US$2,000,000, and (ix) certain schedules and exhibits to the Original Merger Agreement were amended.

See the Current Report on Form 8-K filed by the Company with the SEC on September 5, 2024 for additional information.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 7 — SHAREHOLDER’S EQUITY (DEFICIT)

Preferred Shares — The Company is authorized to issue a total of 1,000,000 preferred shares with no par value. As of September 30, 2024 and December 31, 2023, there were no shares of preferred shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 100,000,000 Class A ordinary shares with no par value. As of September 30, 2024 and December 31, 2023, there were 498,750 and no Class A ordinary shares issued or outstanding, excluding 5,750,000 Class A ordinary shares subject to possible redemption.

Class B Ordinary Shares — The Company is authorized to issue a total of 10,000,000 Class B ordinary shares with no par value. On April 20, 2021, the Company’s Sponsor paid $25,000, or approximately $0.017 per share, to cover certain of the offering and formation costs in exchange for an aggregate of 1,437,500 Class B ordinary shares with no par value, 187,500 of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised. On January 23, 2024, the underwriters exercised their over-allotment option in full, hence, all 187,500 Class B ordinary shares were no longer subject to forfeiture. As of September 30, 2024 and December 31, 2023, there were 1,437,500 Class B ordinary shares issued or outstanding.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution right, share splits, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein and in the Company’s amended and restated memorandum and articles of association. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the IPO and related to the closing of the initial Business Combination, the ratio at which the Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares issued and outstanding upon completion of the IPO, including pursuant to the Over-Allotment Option, plus all Class A ordinary shares issued or deemed issued, or issuable upon the conversion or exercise of any equity-linked securities issued or deemed issued in connection with or in relation to the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination or any private placement-equivalent securities issued to the Sponsor or its affiliates upon conversion of loans made to the Company.

Prior to the initial Business Combination, only holders of the Founder Shares will have the right to vote on the election of directors. Holders of the public shares will not be entitled to vote on the election of directors during such time. These provisions of the Company’s amended and restated memorandum and articles of association may only be amended by a resolution passed by holders of at least a majority of the ordinary shares who are eligible to vote and attend and vote in a general meeting of the shareholders. With respect to any other matter submitted to a vote of the shareholders, including any vote in connection with the initial Business Combination, except as required by law, holders of the Founder Shares and holders of the public shares will vote together as a single class, with each share entitling the holder to one vote.

Rights — As of September 30, 2024, there were 5,990,000 rights outstanding. At December 31, 2023, there were no right outstanding. Each holder of a right will receive one-fourth (1/4) of one Class A ordinary share upon consummation of the initial Business Combination, even if the holder of such right redeemed all Class A ordinary shares held by it in connection with the initial Business Combination. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of an initial Business Combination, as the consideration related thereto has been included in the unit purchase price paid for by investors in the IPO. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the Class A ordinary shares will receive in the transaction on an as-converted into Class A ordinary share basis, and each holder of a right will be required to affirmatively convert its rights in order to receive the 1/4 share underlying each right (without paying any additional consideration) upon consummation of the Business Combination. More specifically, the right holder will be required to indicate its election to convert the rights into underlying shares as well as to return the original rights certificates to the Company.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 7 — SHAREHOLDER’S EQUITY (DEFICIT) (cont.)

If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless.

As soon as practicable upon the consummation of the initial Business Combination, the Company will direct registered holders of the rights to return their rights to the rights agent. Upon receipt of the rights, the rights agent will issue to the registered holder of such rights the number of full Class A ordinary shares to which it is entitled. The Company will notify registered holders of the rights to deliver their rights to the rights agent promptly upon consummation of such Business Combination and have been informed by the rights agent that the process of exchanging their rights for Class A ordinary shares should take no more than a matter of days. The foregoing exchange of rights is solely ministerial in nature and is not intended to provide the Company with any means of avoiding the Company’s obligation to issue the shares underlying the rights upon consummation of the initial Business Combination. Other than confirming that the rights delivered by a registered holder are valid, the Company will have no ability to avoid delivery of the shares underlying the rights. Nevertheless, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination.

The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company’s). The Company will not issue fractional shares upon conversion of the rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of British Virgin Island’s law. As a result, you must hold rights in multiples of 4 in order to receive shares for all of the investors’ rights upon closing of a Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination. Accordingly, the rights may expire worthless.

NOTE 8 — FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

JVSPAC ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 8 — FAIR VALUE MEASUREMENTS (cont.)

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2024, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	September 30, 2024
Assets:
Marketable securities held in Trust Account	1	$59,579,851

NOTE 9 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Hotel101 Global Pte. Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Hotel101 Global Pte. Ltd. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2023 and the period from July 28, 2022 (date of inception) to December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and the period from July 28, 2022 (date of inception) to December 31, 2022, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

We have served as the Company’s auditor since 2024.

New York, NY

January 31, 2025

Hotel101 Global Pte. Ltd. and its Subsidiaries
Consolidated statement of financial position
As at December 31, 2023 and 2022

	Note	2023	2022
		US$	US$
Non-current assets
Property and equipment, including right-of-use assets of US$1.26 million in 2023	5, 17	1,692,352	—
Deferred tax assets	6	37,844	—
		1,730,196	—

Current assets
Development properties	7	35,067,790	5,970,872
Other receivables	8	65,558	—
Prepayments and other assets	9	5,591,527	—
Cash and cash equivalents	10	2,536,211	2,954,287
		43,261,086	8,925,159

Total assets		44,991,282	8,925,159

Equity
Share capital	11	5,223,960	5,223,960
Accumulated losses		(2,378,336)	(173,674)
Foreign currency translation reserve	12	994,353	306,952
Total equity		3,839,977	5,357,238

Non-current liabilities
Lease liabilities	13, 17	1,043,559	—

Current liability
Lease liabilities	13, 17	253,194	—
Other payables, including amounts due to holding companies and related parties of US$37.36 million in 2023 and US$3.53 million in 2022	14	39,854,552	3,567,921
		40,107,746	3,567,921

Total liabilities		41,151,305	3,567,921

Total equity and liabilities		44,991,282	8,925,159

The accompanying notes form an integral part of these consolidated financial statements.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Consolidated statement of comprehensive (loss) income
For the year ended December 31, 2023 and period from July 28, 2022
(date of inception) to December 31, 2022

	Note	For the year ended December 31, 2023	Period from July 28, 2022 (date of inception) to December 31, 2022
		US$	US$
Rental income		1,426	—
Operating expenses	15	(2,071,644)	(169,855)
Results from operating activities		(2,070,218)	(169,855)

Finance income		11,713	1,241
Finance costs	14	(174,184)	—
Net finance costs		(162,471)	1,241

Loss before tax	15	(2,232,689)	(168,614)
Tax credit (expense)	16	28,027	(5,060)
Loss for the period		(2,204,662)	(173,674)

Other comprehensive income for the period:
Item that is or may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		687,401	306,952
Other comprehensive income for the period, net of tax		687,401	306,952

Total comprehensive income (loss) for the period		(1,517,261)	133,278
Weighted average number of ordinary shares		5,224,050	3,415,829
Basic and diluted loss per share	18	(0.42)	(0.05)

The accompanying notes form an integral part of these consolidated financial statements.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Consolidated statement of changes in equity
For the year ended December 31, 2023 and period from July 28, 2022
(date of inception) to December 31, 2022

	Share capital	Accumulated losses	Foreign currency translation reserve	Total Equity
	US$	US$	US$	US$
At July 28, 2022 (date of inception), Note 11	210	—	—	210
Total comprehensive income (loss) for the period	—	(173,674)	306,952	133,278
Issue of ordinary shares, Note 11	5,223,750	—	—	5,223,750
At December 31, 2022	5,223,960	(173,674)	306,952	5,357,238
Total comprehensive income (loss) for the period	—	(2,204,662)	687,401	(1,517,261)
At December 31, 2023	5,223,960	(2,378,336)	994,353	3,839,977

The accompanying notes form an integral part of these consolidated financial statements.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Consolidated statement of cash flows
For the year ended December 31, 2023 and period from July 28, 2022
(date of inception) to December 31, 2022

		For the year ended December 31, 2023	Period from July 28, 2022 (date of inception) to December 31, 2022
		US$	US$
Cash flows from operating activities
Loss for the period		(2,204,662)	(173,674)

Adjustments for:
Depreciation expense	5, 17	168,784	—
Finance costs	14	174,184	—
Finance income		(11,713)	(1,241)
Tax credit	6	(37,844)	—
Changes in:
Other receivables	8	(1,796)	—
Development properties	7	(29,096,918)	(5,970,872)
Prepayments and other assets	9	(5,591,419)	—
Other payables	14	2,453,827	36,814
Net cash used in operating activities		(34,147,557)	(6,108,973)

Cash flows from investing activities
Interest received		11,713	1,241
Purchase of property and equipment	5	(480,375)	—
Net cash (used in) provided by investing activities		(468,662)	1,241

Cash flows from financing activities
Proceeds from issue of shares	11	—	5,223,960
Payment of lease liabilities	13, 17	(84,008)	—
(Payment) advances from ultimate holding company – net	8, 14	(1,041,071)	3,526,000
Advances from immediate holding company – net	8, 14	34,165,672	—
Advances from related parties	14	504,305	53
Interest paid on leases	13, 17	(33,571)	—
Net cash from financing activities		33,511,327	8,750,013

Net changes in cash and cash equivalents		(1,104,892)	2,642,281
Cash and cash equivalents at beginning	10	2,954,287	—
Effect of exchange rate fluctuations on cash held	12	686,816	312,006
Cash and cash equivalents at December 31	10	2,536,211	2,954,287

The accompanying notes form an integral part of these consolidated financial statements.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

Notes to the consolidated financial statements

These notes form an integral part of the consolidated financial statements.

1       Purpose of consolidated financial statements

The consolidated financial statements have been prepared to comply with the financial reporting requirements of the Company.

2       Domicile and activities

Hotel101 Global Pte. Ltd. (the “Company”) is a private limited company incorporated in Singapore with registered office at 20 Cecil St, #04-03 Plus Singapore 049705.

The principal activity of the Company is the acquisition, investment and development of real estate properties and ventures.

The principal activities of the subsidiaries are disclosed in Note 4.1(ii).

The consolidated financial statements as at December 31, 2023 and 2022, and for the year ended December 31, 2023 and period from July 28, 2022 (date of inception) to December 31, 2022 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The immediate holding company is DDPC Worldwide Pte. Ltd., incorporated in the Republic of Singapore. The directors consider DoubleDragon Corporation, incorporated in the Philippines and registered with the Philippines Securities and Exchange Commission, to be the ultimate holding company.

3       Basis of preparation

3.1    Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applying the basis of accounting below.

3.2    Going Concern

The Group started operations in 2022. The Group sustained losses in 2022 and 2023 which resulted in accumulated losses of US$ 2,378,336 and US$ 173,674 as at December 31, 2023 and 2022, respectively. The losses were mainly due to the high start-up costs for the Group as the Group continues to expand globally. As of December 31, 2023, the Group’s cash and cash equivalents amounted to US$ 2,536,211. These factors raise significant doubt about the Group’s ability to continue as a going concern for at least twelve months from the end of the reporting period. The significant doubt is alleviated, however, as the ultimate holding company has undertaken to provide the necessary financial support to enable the Group to continue its operations as a going concern and to meet its liabilities as and when they fall due. The ultimate holding company also pledged not to enforce its right to collect from the Group any advances made and working capital loans extended until such time that the Group has the ability to repay them. The consolidated financial statements of the Group have been prepared on a going concern basis.

3.3    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except as otherwise described in the notes below.

3.4    Functional and presentation currency

The consolidated financial statements are presented in United States dollars, which is the Group’s functional currency. All financial information are presented in United States dollars (‘US$’), unless otherwise stated.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

3       Basis of preparation (cont.)

3.5    Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions about the future that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Group’s risk management. Revisions to accounting estimates are recognised prospectively.

4       Material accounting policy information

The accounting policies set out below have been applied consistently to period presented in these consolidated financial statements.

4.1    Basis of consolidation

(i)     Business combinations

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognised in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Any contingent consideration payable is recognised at fair value at the date of acquisition and included in the consideration transferred. If the contingent consideration that meets the definition of a financial instrument is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes to the fair value of the contingent consideration are recognised in profit or loss.

When share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards) and relate to past services, then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based value of the replacement awards compared with the market-based value of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

Non-controlling interests (NCI) are measured at the NCI’s proportionate share of the recognised amounts of the acquiree’s identifiable net assets, at the date of acquisition.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

4       Material accounting policy information (cont.)

(ii)    Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. Losses applicable to the NCI in a subsidiary are allocated to the NCI even if doing so causes the NCI to have a deficit balance.

Details are as follows:

Name of subsidiary	Principal activities	Country of incorporation/ Principal place of business	Ownership interest December 31, 2023	Ownership interest December 31, 2022
			%	%
Hotel101 Japan One Pte. Ltd.(1)	Holding Company	Singapore	100%	100%
Hotel101 Japan Two Pte. Ltd.(1)	Holding Company	Singapore	100%	100%
Hotel101 LA Holdings LLC(2)	Holding Company	United States	100%	—
Hotel101 EU SARL(3)	Holding Company	Luxembourg	100%	—
Hotel101 Japan Management Kabushiki Kaisha(4)	Hotel Management Company	Japan	100%	—
Held by subsidiaries
Tokutei Mokuteki Kaisha Hotel101 Niseko(5)	Hotel Developer	Japan	100%	100%
Hotel101 Madrid SLU(6)	Hotel Developer	Spain	100%	—
Hotel101 Los Angeles LLC(1)	Hotel Developer	United States	100%	—

____________

(1)      Incorporated and formed on August 5, 2022

(2)      Incorporated and formed on June 5, 2023

(3)      Incorporated and formed on June 9, 2023

(4)      Incorporated and formed on September 25, 2023

(5)      Incorporated and formed on August 24, 2022

(6)      Incorporated and formed on May 10, 2023

(iii)   Loss of control

When the Group losses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(iv)   Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

4       Material accounting policy information (cont.)

4.2    Foreign currency

(i)     Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortised cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in foreign currencies that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognised in profit or loss.

(ii)    Foreign operations

The assets and liabilities of foreign operations are translated to United States dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to United States dollars at exchange rates at the dates of the transactions or average exchange rates during the year.

Foreign currency differences are recognised in other comprehensive income and presented in the foreign currency translation reserve in equity. However, if the foreign operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of such that control or significant influence is lost, the cumulative amount in the foreign currency translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Group disposes of only part of its investment in an associate that includes a foreign operation while retaining significant influence, the relevant proportion of the cumulative amount is reclassified to profit or loss.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, foreign exchange gains and losses arising from such a monetary item that are considered to form part of a net investment in a foreign operation are recognised in other comprehensive income, and are presented in the foreign currency translation reserve in equity.

4.3    Property and equipment

(i)     Recognition and measurement

Items of property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset.

Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

If significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

The gain or loss on disposal of an item of property and equipment is recognised net in profit or loss.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

4       Material accounting policy information (cont.)

(ii)    Subsequent costs

The cost of replacing a component of an item of property and equipment is recognised in the carrying amount of the item if it is probable that future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced component is derecognised.

The costs of the day-to-day servicing of property and equipment are recognised in profit or loss as incurred.

(iii)   Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognised as an expense in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term.

The estimated useful lives for the current period are as follows:

• Leasehold improvements	– shorter of useful life or lease term
• Office equipment	– 5 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

4.4    Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

4       Material accounting policy information (cont.)

The lease terms of right-of-use assets are as follows:

• Office premise	– 5 years
• Showroom	– 3 years

The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. Generally, the Group uses the lessee’s incremental borrowing rate as the discount rate.

The Group determines the lessee’s incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•        fixed payments, including in-substance fixed payments.

•        variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date; and

•        the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Where the basis for determining future lease payments changes as required by interest rate benchmark reform, the Group remeasures the lease liability by discounting the revised lease payments using the revised discount rate that reflects the change to an alternative benchmark interest rate.

The Group presents right-of-use assets in ‘property and equipment’ and lease liabilities in the statement of financial position.

Short-term leases and leases of low-value assets

The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

4.5    Financial instruments

(i)     Recognition and initial measurement

Non-derivative financial assets and financial liabilities

Trade receivables are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

4       Material accounting policy information (cont.)

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(ii)    Classification and subsequent measurement

Non-derivative financial assets

On initial recognition, a financial asset is classified as measured at amortised cost.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

Financial assets at amortised cost

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

•        it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•        its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets: Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

The business model of the Group is as follows:

Held to collect

The Group holds financial assets which arise from its property development business and hotel operations. The objective of the business model for these financial instruments is to collect the amounts due from the Group’s receivables and to earn contractual interest income on the amounts collected.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

Non-derivative financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

4       Material accounting policy information (cont.)

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•        contingent events that would change the amount or timing of cash flows;

•        terms that may adjust the contractual coupon rate, including variable rate features;

•        prepayment and extension features; and

•        terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant on initial recognition.

Non-derivative financial assets: Subsequent measurement and gains and losses

Financial assets at amortised cost

These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Finance income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Non-derivative financial liabilities: Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortised cost. These financial liabilities are initially measured at fair value less directly attributable transaction costs. They are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss.

(iii)   Derecognition

Financial assets

The Group derecognises a financial asset when:

•        the contractual rights to the cash flows from the financial asset expire; or

•        it transfers the rights to receive the contractual cash flows in a transaction in which either

–       substantially all of the risks and rewards of ownership of the financial asset are transferred; or

–       the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Transferred assets are not derecognised when the Group enters into transactions whereby it transfers assets recognised in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

4       Material accounting policy information (cont.)

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expired. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortised cost changed as a result of interest rate benchmark reform, the Group updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. No immediate gain or loss is recognised.

A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

–       the change is necessary as a direct consequence of the reform; and

–       the new basis for determining the contractual cash flows is economically equivalent to the previous basis — i.e. the basis immediately before the change

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applies the policies on accounting for modifications to the additional changes.

(iv)   Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

(v)    Cash and cash equivalents

Cash and cash equivalents comprises of cash on hand and cash in bank are used by the Group in the management of its short-term commitments.

(vi)   Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects. Income tax relating to transactions costs of an equity transaction is accounted for in accordance with IAS 12.

4.6    Development properties

Development properties are properties that are acquired and developed or constructed for sale in the ordinary course of business, rather than to be held for rental or capital appreciation.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

4       Material accounting policy information (cont.)

Development properties are measured at the lower of cost and net realisable value. Cost includes acquisition costs, development expenditure and other costs directly attributable to the development activities.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs to make the sale. The write-down to net realisable value is presented as allowance for foreseeable losses, if any.

4.7    Impairment

(i)     Non-derivative financial assets

The Group recognises loss allowances for expected credit loss (“ECLs”) on financial assets measured at amortised cost (“cash and cash equivalents” and “other receivables”).

Loss allowances of the Group are measured on either of the following bases:

•        12-month ECLs: these are ECLs that result from default events that are possible within the 12 months after the reporting date (or for a shorter period if the expected life of the instrument is less than 12 months); or

•        Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

Simplified approach

The Group applies the simplified approach to provide for ECLs for all trade receivables. The simplified approach requires the loss allowance to be measured at an amount equal to lifetime ECLs.

General approach

The Group applies the general approach to provide for ECLs on all other financial instruments. Under the general approach, the loss allowance is measured at an amount equal to 12-month ECLs at initial recognition.

At each reporting date, the Group assesses whether the credit risk of a financial instrument has increased significantly since initial recognition. When credit risk has increased significantly since initial recognition, loss allowance is measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and includes forward-looking information.

If credit risk has not increased significantly since initial recognition or if the credit quality of the financial instruments improves such that there is no longer a significant increase in credit risk since initial recognition, loss allowance is measured at an amount equal to 12-month ECLs.

The Group considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

4       Material accounting policy information (cont.)

Measurement of ECLs

ECLs are probability-weighted estimates or credit losses. Credit losses are measured at the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•        significant financial difficulty of the borrower;

•        a breach of contract such as a default;

•        the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

•        it is probable that the borrower will enter bankruptcy or other financial reorganisation; or

•        the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECLs in the statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of these assets.

Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

(ii)    Non-financial assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. An impairment loss is recognised if the carrying amount of an asset or its related cash-generating unit (CGU) exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

4       Material accounting policy information (cont.)

Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognised.

4.8    Employee benefits

(i)     Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(ii)    Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

4.9    Provisions

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance cost.

4.10  Revenue Recognition

The Group recognizes revenue from contracts with customers when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenues exclude value-added tax (VAT) and other fees collected on behalf of other parties.

The transfer of control can occur over time or at a point in time. Revenue is recognized at a point in time unless one of the following criteria is met, in which case it is recognized over time: (a) the customer simultaneously receives and consumes the benefits as the Group performs its obligations; (b) the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (c) the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

The Group assesses its revenue arrangements to determine if it is acting as principal or agent. The Group has generally concluded that it is the principal in its revenue arrangements.

The following specific recognition criteria must also be met before revenue is recognized:

Real Estate Sales

Revenue from the sale of these development properties under pre-completion stage are recognized over time during the construction period (or percentage of completion) since based on the terms and conditions of its contract with the buyers, the Group’s performance does not create an asset with an alternative use and the Group has an enforceable right to payment for performance completed to date.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

4       Material accounting policy information (cont.)

In measuring the progress of its performance obligation over time, the Group uses the output method. The Group recognizes revenue on the basis of direct measurements of the value to customers of the goods or services transferred to date, relative to the remaining goods or services promised under the contract. Progress is measured using survey of performance completed to date. This is based on the monthly project accomplishment report prepared by the third party contractor, as approved by the construction manager which integrates the surveys of performance to date of the construction activities for both sub-contracted and those that are fulfilled by the developer itself.

Rental Income

Rental income (net of any lease incentives) is recognised on a straight-line basis over the lease term. Contingent rentals, which include gross turnover rental, are recognised as income in the accounting period in which it is earned and the amount can be reliably measured.

4.11  Finance income and finance costs

Finance income comprise of interest income from cash in bank is recognised as it accrues in profit or loss, using the effective interest method.

Finance costs comprise of interest expense on amount due to immediate holding company that are recognised in profit or loss. Interest expense is recognised using the effective interest method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•        the gross carrying amount of the financial asset; or

•        the amortised cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortised cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortised cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

4.12  Tax

Tax expense comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IFRS(I) 1-37 Provision, Contingent Liabilities and Contingent Assets.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

4       Material accounting policy information (cont.)

Deferred tax is not recognised for:

•        temporary differences on the initial recognition of assets or liabilities in a transaction that

–       is not a business combination and

–       at the time of the transaction (i) affects neither accounting nor taxable profit or loss and (ii) does not give rise to equal taxable and deductible temporary differences;

•        temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future; and

•        taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognise a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised; such reductions are reversed when the probability of future taxable profits improves.

Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

4.13  Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, for the dilutive effect arising from the conversion of the non-redeemable convertible non-cumulative preference shares.

4.14  New standards and interpretations not adopted

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted. Based on the Group’s assessments, these new standards and amendments are not expected to have an impact on the Group’s financial statements.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

5       Property and equipment

	Right-of-use assets	Leasehold improvements	Office equipment	Total
	US$	US$	US$	US$
Group
Cost
At date of inception	—	—	—	—
Additions in 2022	—	—	—	—
At December 31, 2022	—	—	—	—

Additions in 2023	1,380,761	470,718	9,657	1,861,136
At December 31, 2023	1,380,761	470,718	9,657	1,861,136

Accumulated depreciation
At date of inception	—	—	—	—
Depreciation for the period	—	—	—	—
At December 31, 2022	—	—	—	—

Depreciation for the period	118,252	50,047	485	168,784
At December 31, 2023	118,252	50,047	485	168,784

Carrying amounts
At date of inception	—	—	—	—
At December 31, 2022	—	—	—	—
At December 31, 2023	1,262,509	420,671	9,172	1,692,352

6       Deferred tax assets

Recognised deferred tax assets

Movement in deferred tax asset during the period are as follows:

Group	2023	2022
	US$	US$
Deferred tax assets
Beginning of period/At date of inception	—	—
Tax losses recognised in profit or loss for the period	37,104	—
Foreign exchange adjustment	740	—
At December 31	37,844	—

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefit therefrom.

Tax losses	Gross amount	Tax effect
	US$	US$
2023	2,232,839	447,184
2022	168,614	36,202

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

7       Development properties

	2023	2022
	US$	US$
Properties under development	35,067,790	5,970,872

Development properties represent cost of construction and development of condominium hotel units for Tokutei Mokuteki Kaisha Hotel101 Niseko and Hotel101 Madrid SLU.

8       Other receivables

	2023	2022
	US$	US$
Current
Other receivables	1,792	—
Amount due from immediate holding company	63,766	—
	65,558	—

The amount due from immediate holding company pertains to reimbursables paid by the Group. These are non-trade, unsecured, non-interest bearing and repayable on demand.

Credit and market risks

Information about the Group’s exposures to credit and market risks are disclosed in Note 20.

9       Prepayments and other assets

	2023	2022
	US$	US$
Current
Input value-added tax and other taxes	5,023,887	—
Prepayments	55,724	—
Refundable deposits	53,327	—
Other deposits	458,589	—
	5,591,527	—

10     Cash and cash equivalents

	2023	2022
	US$	US$
Cash at bank	2,536,211	2,954,287

11     Share capital

	Number of shares	US$
Fully paid ordinary shares:
At date of inception	300	210
Issued for cash in 2022	5,223,750	5,223,750
At December 31, 2022	5,224,050	5,223,960
Issued for cash in 2023	—	—
	5,224,050	5,223,960

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

11     Share capital (cont.)

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per ordinary share at meetings of the Group. All shares rank equally with regard to the Group’s residual assets.

Issue of ordinary shares

On July 28, 2022, the incorporation date, the shareholders subscribed to 300 ordinary shares of the Company at Singapore $1 per share.

On September 20, 2022, a directors’ resolution was passed to approve the issuance of 5,223,750 ordinary shares at US$1 per share.

Capital management

The Group manages its capital to ensure that the Group is able to continue as a going concern and maintains an optimal capital structure so as to maximise shareholder value.

The capital structure of the Group comprises all components of equity as shown in the statement of financial position.

The Board of Directors regularly reviews the Group’s capital structure on a periodic basis and balances its overall capital structure through new share issuance and borrowings.

No significant changes were made in the objectives, policies or processes relating to the management of the Group’s capital structure during the period. The Group is not subject to externally imposed capital requirements.

12     Foreign currency translation reserve

	2023	2022
	US$	US$
Foreign currency translation reserve	994,353	306,952

The foreign currency translation reserve comprises foreign currency differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from the presentation currency of the Group for the financial period.

13     Lease liabilities

	2023	2022
	US$	US$
Non-current
Lease liabilities	1,043,559	—

Current
Lease liabilities	253,194	—
	1,296,753	—

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

13     Lease liabilities (cont.)

Terms and debt repayment schedule

Terms and conditions of the lease liabilities are as follows:

	Currency	Incremental borrowing rate	Year of maturity	2023
				Face value	Carrying amount
		%		US$	US$
Lease liabilities	SGD	6.78% – 7.00%	2026 – 2028	1,537,364	1,296,753

14     Other payables

	2023	2022
	US$	US$
Other payables	306,990	10,150
Deposits	2,152,216	—
Amount due to ultimate holding company	2,484,929	3,526,000
Amount due to immediate holding company	34,370,052	—
Amounts due to related parties	504,358	53
Accrued expenses	36,007	31,718
	39,854,552	3,567,921

Deposits

Deposits represent payments to the Group by prospective buyers from Hotel101-Niseko and Hotel101-Madrid projects which are to be applied against the contracts receivable upon recognition of revenue.

Amount due to ultimate holding company

Amount due to ultimate holding company is non-trade, unsecured, interest-free and repayable on demand. This includes advances by the ultimate holding company for working capital requirements of the Group and expenses paid by the ultimate holding company in behalf of the Group.

Amount due to immediate holding company

Amount due to immediate holding company is non-trade, unsecured and repayable on demand.

This includes the following:

•        Advances by the immediate holding company for working capital requirements of the Group. US$2,730,000 of the amount due to immediate holding company bear a fixed interest of 8.0% per annum. Finance costs recognized amounted to US$140,614 and nil in 2023 and 2022, respectively.

•        Amounts due from the lease of office space from the immediate holding company in Note 17. As of December 31, 2023, right-of-use assets and lease liabilities amounted to US$1.04 million and US$ 1.07 million, respectively.

•        Expenses paid by the immediate holding company on behalf of the Group.

Amounts due to related parties

Amounts due to related parties pertain to advances made by related parties and reimbursables initially paid by related parties. These are non-trade, interest-free, unsecured and repayable on demand.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

15     Loss before tax

The following expense items have been included in arriving at loss before tax:

	2023	2022
	US$	US$
Depreciation	168,784	—
Professional and contracted fees	771,240	100,947
Travel expenses	368,923	1,427
Employee benefits expense	234,276	—
Other administrative expenses	342,375	67,481
Selling and marketing expenses	186,046	—
	2,071,644	169,855

Employee benefits expense
Salaries, bonus and other costs	219,789	—
Contributions to defined contribution plans	14,487	—
	234,276	—

16     Tax credit

	2023	2022
	US$	US$
Current tax expense
For the current period	9,077	5,060

Deferred tax credit
For the current period	(37,104)	—
	(28,027)	5,060
Reconciliation of effective tax rate
Loss before tax	(2,232,689)	(168,614)

Tax calculated using Singapore tax rate of 17%	(379,557)	(28,664)
Income not subjected to tax	(1,991)	(211)
Corporate capital tax expense	9,077	5,060
Non-deductible expenses	96	—
Effect of tax rates in foreign jurisdiction	(102,836)	(7,327)
Unrecognised deferred tax assets	447,184	36,202
	(28,027)	5,060

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

17     Leases

Leases as lessee

The Group leases office premise from its immediate holding company and a showroom from a third party. The leases run for periods ranging from 3 to 5 years, with options to renew after lease expiry dates.

Information about leases for which the Group is a lessee is presented below.

Right-of-use assets

	Office premise	Showroom	Total
	US$	US$	US$
Group
Balance as at date of inception	—	—	—
Additions for the period	—	—	—
Depreciation charge for the period	—	—	—
Balance at December 31, 2022	—	—	—
Additions for the period	1,118,747	262,014	1,380,761
Depreciation charge for the period	(74,583)	(43,669)	(118,252)
Balance at December 31, 2023	1,044,164	218,345	1,262,509

Amounts recognised in profit or loss

	2023	2022
	US$	US$
Interest on lease liabilities	33,571	—
Expenses relating to short-term leases	5,375	—

Amounts recognised in statement of cash flows

	2023	2022
	US$	US$
Total cash outflow for leases	122,954	—

18     Loss per share

	2023	2022
	US$	US$
Loss attributable to the owners of the company	(2,204,662)	(173,674)
Weighted average number of ordinary shares	5,224,050	3,415,829
Basic and diluted earnings loss per share	(0.42)	(0.05)

In 2023 and 2022, the Company has no potential dilutive debt or equity instruments.

19     Related parties

Key management personnel compensation

Key management personnel of the Group are those persons having the authority and responsibility for planning, directing and controlling the activities of the Group. The directors are considered as key management personnel of the Company.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

19     Related parties (cont.)

Key management personnel compensation comprises:

	2023	2022
	US$	US$
Short-term employee benefits	47,662	5,321

Certain directors are not paid directly by the Group but receive remuneration from the Group’s ultimate holding company, in respect of their services to the larger group which includes the Group. No apportionment has been made as the services provided by these directors to the Group are incidental to their responsibilities to the larger group.

20     Financial instruments

(i)     Financial risk management

Overview

The Group has exposure to the following risks from financial instruments:

•        credit risk

•        liquidity risk

•        market risk

This note represents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Management is responsible for developing and monitoring the Group’s risk management policies. Management reports regularly to the Board of Directors on its activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(ii)    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Group’s receivable from other related parties.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

At reporting date, there is no significant concentration of credit risk for the Group.

Amounts due from related parties and subsidiaries

Impairment on the Group’s receivable from related parties has been measured on the 12-month expected loss basis which reflect the low credit risk of the exposures. The amount of the allowances on these balances is insignificant.

The carrying amounts of financial assets in the statements of financial position represent the Group’s maximum exposures to credit risk.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

20     Financial instruments (cont.)

(iii)   Liquidity risk

Liquidity risk refers to the risks that the Group will not able to meet its financial obligations as they fall due. The Group manages liquidity risk by matching its payment and receipts cycle.

Exposure to liquidity risk

The following are the remaining contractual maturities of financial liabilities. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements:

December 31, 2023	Carrying amount	Contractual cash flows	Within 1 year	After 1 year but within 5 years
	US$	US$	US$	US$
Group
2023
Non-derivative financial liabilities
Other payables	39,854,552	(40,072,952)	(40,072,952)	—
Lease liabilities	1,296,753	(1,537,364)	(335,761)	(1,201,603)
	41,151,305	(41,610,316)	(40,408,713)	(1,201,603)
December 31, 2022	Carrying amount	Contractual cash flows	Within 1 year	After 1 year but within 5 years
	US$	US$	US$	US$
Group
2023
Non-derivative financial liabilities
Other payables	3,567,921	3,567,921	3,567,921	—

(iv)   Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

Interest rate risk

Interest rate risk is the risk that the fair value or future cashflow of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group is not exposed to interest rate risk in respect of amount due to immediate holding company as it bears fixed interest rates.

Foreign currency risk

The Group is exposed to foreign currency risk on transactions that are denominated in currencies other than the respective functional currencies of the Group’s entities. Additionally, the Group is exposed to currency translation risk arising from net assets of subsidiaries operating in Japan, Spain and Luxembourg. which are denominated in their respective domestic currencies which is also their functional currencies.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

20     Financial instruments (cont.)

Exposure to currency risk

The Group’s exposure to foreign currencies are as follows:

	Euro	JPY
	US$	US$
December 31, 2023
Financial assets
Cash and cash equivalents	33,310	2,235,954

Financial liabilities
Other payables	(96,370)	(332,063)
Net exposure	(63,060)	1,903,891

	Euro	JPY
	US$	US$
December 31, 2022
Financial assets
Cash and cash equivalents	—	2,626,342

Financial liabilities
Other payables	—	(69,450)
Net exposure	—	2,556,892

Sensitivity analysis

A reasonably possible strengthening (weakening) of the United States dollar, as indicated below, against the Euro and JPY as at December 31 would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remains constant and ignores any impact of forecasted sales and purchases.

	2023	Profit or loss US$ 2022
Euro (10% strengthening)	6,306	—
JPY (10% strengthening)	(190,389)	(255,689)

Euro (10% weakening)	(6,306)	—
JPY (10% weakening)	190,389	255,689

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

20     Financial instruments (cont.)

(v)    Accounting classifications and fair values

The carrying amounts of financial assets and financial liabilities in the statement of financial position are as follows.

	Note	Carrying amount
		Amortised cost	Other financial liabilities	Total
		US$	US$	US$
December 31, 2023
Group
Financial assets not measured at fair value
Other receivables	8	1,792	—	1,792
Cash and cash equivalents	10	2,536,211	—	2,536,211
Refundable deposits		53,327	—	53,327
		2,591,330	—	2,591,330
Financial liabilities not measured at fair value
Other payables	14	—	(39,854,552)	(39,854,552)
	Note	Carrying amount
		Amortised cost	Other financial liabilities	Total
		US$	US$	US$
December 31, 2022
Group
Financial assets not measured at fair value
Cash and cash equivalents	10	2,954,287	—	2,954,287
		2,954,287	—	2,954,287
Financial liabilities not measured at fair value
Other payables	14	—	(3,567,921)	(3,567,921)

Measurement of fair values

The carrying amounts of financial assets and financial liabilities with a maturity of less than one year (including other receivables, cash and cash equivalents and other payables) approximate their fair values due to their short period to maturity.

21     Subsequent events

The Group’s management has evaluated subsequent events through the date the consolidated financial statements were issued.

On April 8, 2024, the Company signed an Agreement and Plan of Merger with JVSPAC Acquisition Corp. and the Company’s related parties namely, HGHC 4 Pte. Ltd., Hotel101 Global Holdings Corp., Hotel101 Worldwide Private Limited, DDPC Worldwide Pte. Ltd. and Hotel of Asia, Inc. for the merger of these companies in relation to the planned public listing of Hotel101 Global Holdings Corp. on the NASDAQ. On September 3, 2024, the Company signed an Amendment to Agreement and Plan of Merger with the same parties to amend that DoubleDragon Corporation will transfer 40% of the total issued share capital of Hotel of Asia, Inc. to the Company in exchange for the Company’s ordinary shares. The listing is subject to regulatory and shareholder approvals and other customary closing conditions.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2023 and 2022

21     Subsequent events (cont.)

On December 30, 2024, the Company purchased its leased office premise at 20 Cecil St., Singapore from its immediate holding company for US$5,191,558 in exchange for 5,347,244 shares of the Company.

On January 21, 2025, the Company acquired 40% of the total issued share capital of Hotel of Asia, Inc from DoubleDragon Corporation in exchange for the issuance of 1,987,239 shares of the Company.

Subsequent to December 31, 2023, the Company received advances from the ultimate holding company, immediate holding company and from related parties amounting to approximately US$21.3 million.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Statement of Financial Position

	Note	June 30, 2024	December 31, 2023
		US$	US$
Non-current assets
Other assets	9	92,095	—
Property and equipment, including right-of-use assets of US$1.48 million in June 30, 2024 and US$1.26 million in December 31, 2023	5	1,874,874	1,692,352
Deferred tax assets	6	37,844	37,844
		2,004,813	1,730,196

Current assets
Development properties	7	43,772,243	35,067,790
Other receivables	8	116,032	65,558
Prepayments and other assets	9	6,122,210	5,591,527
Cash and cash equivalents	10	10,793,655	2,536,211
		60,804,140	43,261,086
Total assets		62,808,953	44,991,282

Equity
Share capital	11	5,223,960	5,223,960
Accumulated losses		(4,187,136)	(2,378,336)
Foreign currency translation reserve	12	455,428	994,353
Total equity		1,492,252	3,839,977

Non-current liabilities
Lease liabilities	13, 16	1,182,602	1,043,559

Current liability
Lease liabilities	13, 16	378,806	253,194
Other payables, including amounts due to holding companies and related parties of US$47.55 million in June 30, 2024 and US$37.36 million in December 31, 2023	14	59,755,293	39,854,552
		60,134,099	40,107,746

Total liabilities		61,316,701	41,151,305
Total equity and liabilities		62,808,953	44,991,282

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Consolidated statement of comprehensive loss

	Note	For the Six Months ended June 30, 2024	For the Six Months ended June 30, 2023
		US$	US$
Rental income		658	—
Operating expenses	15	(1,647,698)	(586,259)
Results from operating activities		(1,647,040)	(586,259)

Finance income		2,076	2,272
Finance costs		(163,836)	—
Net finance costs		(161,760)	2,272

Loss before tax	15	(1,808,800)	(583,987)
Tax credit		—	—
Loss for the period		(1,808,800)	(583,987)

Other comprehensive (loss) income for the period:
Item that is or may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(538,925)	372,627
Other comprehensive (loss) income for the period, net of tax		(538,925)	372,627
Total comprehensive loss for the period		(2,347,725)	(211,360)

Weighted average number of ordinary shares		5,224,050	5,224,050
Basic and diluted loss per share		(0.35)	(0.11)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Statement of Changes in Equity

	Share capital	Accumulated losses	Foreign currency translation reserve	Total equity
	US$	US$	US$	US$
At December 31, 2022	5,223,960	(173,674)	306,952	5,357,238
Total comprehensive income (loss) for the period	—	(583,987)	372,627	(211,360)
At June 30, 2023	5,223,960	(757,661)	679,579	5,145,878

At December 31, 2023	5,223,960	(2,378,336)	994,353	3,839,977
Total comprehensive loss for the period	—	(1,808,800)	(538,925)	(2,347,725)
At June 30, 2024	5,223,960	(4,187,136)	455,428	1,492,252

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Hotel101 Global Pte. Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Statement of Cash Flows

	Note	For the Six Months ended June 30, 2024	For the Six Months ended June 30, 2023
		US$	US$
Cash flows from operating activities
Loss for the period		(1,808,800)	(583,987)
Adjustments for:
Depreciation expense	15	238,128	—
Finance costs		151,539	—
Finance income		(2,076)	(2,272)
Changes in:
Other receivables	8	(1,762)	(53,479)
Development properties	7	(8,704,453)	(2,008,611)
Prepayments and other assets	9	(547,431)	(2,693,228)
Other payables	14	9,715,257	101,776
Net cash used in operating activities		(959,598)	(5,239,801)

Cash flows from investing activities
Interest received		2,076	2,272
Changes in other noncurrent assets	9	(92,955)	—
Purchase of property and equipment	5	(15,930)	—
Net cash (used in) provided by investing activities		(106,809)	2,272

Cash flows from financing activities
Payment of lease liabilities	13, 16	(140,063)	—
Advances from ultimate holding company – net	8, 14	8,957,045	5,619
Advances from immediate holding company – net	8, 14	740,569	3,230,000
Advances from related parties – net	8, 14	339,022	260,579
Interest paid on leases	13, 16	(42,638)	—
Net cash from financing activities		9,853,935	3,496,198

Net changes in cash and cash equivalents		8,787,528	(1,741,331)
Cash and cash equivalents at beginning	10	2,536,211	2,954,287
Effect of exchange rate fluctuations on cash held		(530,084)	(70,101)
Cash and cash equivalents at end of period	10	10,793,655	1,142,855

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Hotel101 Global Pte Ltd and its Subsidiaries
Unaudited condensed consolidated financial statements
For the Six Months Ended June 30, 2024 and June 30, 2023

1       Purpose of unaudited condensed consolidated financial statements

The unaudited condensed consolidated financial statements have been prepared to comply with the financial reporting requirements of the Company.

2       Domicile and activities

Hotel101 Global Pte. Ltd. (the “Company”) is a private limited company incorporated in Singapore with registered office at 20 Cecil St, #04-03 Plus Singapore 049705.

The principal activity of the Company is the acquisition, investment and development of real estate properties and ventures.

The principal activities of the subsidiaries are disclosed in Note 4.1(ii).

The unaudited condensed consolidated financial statements as at June 30, 2024 and for the six months ended June 30, 2024 and 2023 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The immediate holding company is DDPC Worldwide Pte. Ltd., incorporated in the Republic of Singapore. The directors consider DoubleDragon Corporation, incorporated in the Philippines and registered with the Philippines Securities and Exchange Commission, to be the ultimate holding company.

3       Basis of preparation

3.1    Statement of compliance

The unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed consolidated financial statements do not include all of the information required for the full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group for the year ended December 31, 2023.

3.2    Going Concern

The Group sustained losses in 2023 and for the six months ended June 30, 2024 which resulted in accumulated losses of US$ 4,187,136 and US$ 2,378,336 as at June 30, 2024 and December 31, 2023, respectively. The losses were mainly due to the high start-up costs for the Group as the Group continues to expand globally. As of June 30, 2024, the Company’s cash and cash equivalents amounted to US$ 10,793,655. These factors raise significant doubt about the Group’s ability to continue as a going concern for at least twelve months from the end of the reporting period. The significant doubt is alleviated, however, as the ultimate holding company has undertaken to provide the necessary financial support to enable the Group to continue its operations as a going concern and to meet its liabilities as and when they fall due. The ultimate holding company also pledged not to enforce its right to collect from the Group any advances made and working capital loans extended until such time that the Group has the ability to repay them. The consolidated financial statements of the Group have been prepared on a going concern basis.

3.3    Basis of measurement

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis except as otherwise described in the notes below.

3.4    Functional and presentation currency

The unaudited condensed consolidated financial statements are presented in United States dollars, which is the Group’s functional currency. All financial information are presented in United States dollars (‘US$’), unless otherwise stated.

Hotel101 Global Pte Ltd and its Subsidiaries
Unaudited condensed consolidated financial statements
For the Six Months Ended June 30, 2024 and June 30, 2023

3       Basis of preparation (cont.)

3.5    Use of estimates and judgements

The preparation of the unaudited condensed consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions about the future that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The results of operations of unaudited interim periods are not necessarily indicative of the results to be expected for the entire year, or any other period.

Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Group’s risk management. Revisions to accounting estimates are recognised prospectively.

Management is of the opinion that there are no critical judgements made in applying the Group’s accounting policies that have the most significant effect on the amounts recognised in the unaudited consolidated condensed interim financial statements.

4       Material accounting policy information

The accounting policies applied by the Company in these unaudited condensed consolidated financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the period ended December 31, 2023.

The accounting policies set out below have been applied consistently to period presented in these unaudited condensed consolidated financial statements.

4.1    Basis of consolidation

(i)     Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the unaudited condensed consolidated financial statements from the date that control commences until the date that control ceases.

Details are as follows:

Name of subsidiary	Principal activities	Country of inception/ Principal place of business	Ownership interest June 30, 2024%	Ownership interest December 31, 2023%
Hotel101 Japan One Pte. Ltd.(1)	Holding Company	Singapore	100%	100%
Hotel101 Japan Two Pte. Ltd.(1)	Holding Company	Singapore	100%	100%
Hotel101 LA Holdings LLC(2)	Holding Company	United States	100%	100%
Hotel101 EU SARL(3)	Holding Company	Luxembourg	100%	100%
Hotel101 Japan Management Kabushiki Kaisha(4)	Hotel Management Company	Japan	100%	100%
Hotel101 Sales Pte. Ltd(8)	Office Support Company	Singapore	100%	—
Held by subsidiaries
Tokutei Mokuteki Kaisha Hotel101 Niseko(5)	Hotel Developer	Japan	100%	100%
Hotel101 Madrid SLU(6)	Hotel Developer	Spain	100%	100%
Hotel101 Los Angeles LLC(2)	Hotel Developer	United States	100%	100%
Hotel101 Spain Management SLU(7)	Hotel Management Company	Spain	100%	—

____________

(1)      Incorporated and formed on August 5, 2022

Hotel101 Global Pte Ltd and its Subsidiaries
Unaudited condensed consolidated financial statements
For the Six Months Ended June 30, 2024 and June 30, 2023

4       Material accounting policy information (cont.)

(2)      Incorporated and formed on June 5, 2023

(3)      Incorporated and formed on June 9, 2023

(4)      Incorporated and formed on September 25, 2023

(5)      Incorporated and formed on August 24, 2022

(6)      Incorporated and formed on May 10, 2023

(7)      Incorporated and formed on January 18, 2024

(8)      Incorporated and formed on February 26, 2024

On April 8, 2024, the Company signed an Agreement and Plan of Merger with JVSPAC Acquisition Corp. and the Company’s related parties namely, HGHC 4 Pte. Ltd., Hotel101 Global Holdings Corp., Hotel101 Worldwide Private Limited, DDPC Worldwide Pte. Ltd. and Hotel of Asia, Inc. for the merger of these companies in relation to the planned public listing of Hotel101 Global Holdings Corp. on the NASDAQ.

(ii)    Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the unaudited condensed consolidated financial statements. Unrealised gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

4.2    New standards and interpretations not adopted

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted. Under prevailing circumstances, the adoption of the new and amended IFRS is not expected to have any material effect on the financial statements of the Company.

5       Property and equipment

	Right-of-use assets	Leasehold improvements	Office equipment	Total
	US$	US$	US$	US$
Cost
At date of inception	—	—	—	—
Additions for the period	1,380,761	470,718	9,657	1,861,136
At December 31, 2023	1,380,761	470,718	9,657	1,861,136
Additions for the period	404,720	13,087	2,843	420,650
At June 30, 2024	1,785,481	483,805	12,500	2,281,786

Accumulated depreciation
At date of inception	—	—	—	—
Depreciation for the period	118,252	50,047	485	168,784
At December 31, 2023	118,252	50,047	485	168,784
Depreciation for the period	189,124	47,930	1,074	238,128
At June 30, 2024	307,376	97,977	1,559	406,912

Carrying amounts
At December 31, 2023	1,262,509	420,671	9,172	1,692,352
At June 30, 2024	1,478,105	385,828	10,941	1,874,874

Hotel101 Global Pte Ltd and its Subsidiaries
Unaudited condensed consolidated financial statements
For the Six Months Ended June 30, 2024 and June 30, 2023

6       Deferred tax assets

Recognised deferred tax assets

Movement in deferred tax asset during the period are as follows:

June 30, 2024

	At January 1, 2024	Recognised in profit or loss	At June 30, 2024
	US$	US$	US$
Group
Deferred tax assets
Tax losses	37,844	—	37,844

December 31, 2023

	At date of inception	Recognised in profit or loss	At December 31, 2023
	US$	US$	US$
Group
Deferred tax assets
Tax losses	—	37,844	37,844

Unrecognised deferred tax assets

Deferred tax assets have not been recognised because it is not certain that future taxable profit will be available against which the Group can use the benefit therefrom.

	Gross amount	Tax effect
Tax losses	US$	US$
June 30, 2024	4,041,489	828,161

7       Development properties

	June 30, 2024	December 31, 2023
	US$	US$
Properties under development	43,772,243	35,067,790

Development properties represent cost of land, cost of construction and development of condominium hotel units for Tokutei Mokuteki Kaisha Hotel101 Niseko and Hotel101 Madrid SLU.

Hotel101 Global Pte Ltd and its Subsidiaries
Unaudited condensed consolidated financial statements
For the Six Months Ended June 30, 2024 and June 30, 2023

8       Other receivables

	June 30, 2024	December 31, 2023
	US$	US$
Current
Other receivables	3,553	1,792
Amount due from ultimate holding company	1,389	—
Amount due from related parties	42,893	—
Amount due from immediate holding company	68,197	63,766
	116,032	65,558

The amount due from immediate holding company pertains to reimbursables paid by the Group. These are non-trade, unsecured, non-interest bearing and repayable on demand.

Credit and market risks

Information about the Group’s exposures to credit and market risks are disclosed in Note 18.

9       Prepayments and other assets

	June 30, 2024	December 31, 2023
	US$	US$
Current
Input value-added tax and other taxes	3,418,156	5,023,887
Refundable deposits	54,561	53,327
Advance commissions	399,625	—
Other deposits	624,808	458,589
Prepayments	1,625,060	55,724
	6,122,210	5,591,527
	June 30, 2024	December 31, 2023
	US$	US$
Non-Current
Other Assets	92,095	—

10     Cash and cash equivalents

	June 30, 2024	December 31, 2023
	US$	US$
Cash at bank	10,793,655	2,536,211

Hotel101 Global Pte Ltd and its Subsidiaries
Unaudited condensed consolidated financial statements
For the Six Months Ended June 30, 2024 and June 30, 2023

11     Share capital

	Number of shares	US$
Fully paid ordinary shares:
December 31, 2022	5,224,050	5,223,960
Issued for cash	—	—
December 31, 2023	5,224,050	5,223,960

Issued for the period	—	—
June 30, 2024	5,224,050	5,223,960

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per ordinary share at meetings of the Group. All shares rank equally with regard to the Group’s residual assets.

Issue of ordinary shares

On July 28, 2022, the inception date, the shareholders subscribed to 300 ordinary shares of the Company at Singapore $1 per share.

On September 20, 2022, the general meeting of shareholders approved the issuance of 5,223,750 ordinary shares at US$1 per share.

Capital management

The Group manages its capital to ensure that the Group is able to continue as a going concern and maintains an optimal capital structure so as to maximise shareholder value.

The capital structure of the Group comprises all components of equity as shown in the statement of financial position.

The Board regularly reviews the Group’s capital structure on a periodic basis and balances its overall capital structure through new share issuance and borrowings.

No significant changes were made in the objectives, policies or processes relating to the management of the Group’s capital structure during the period. The Group is not subject to externally imposed capital requirements.

12     Foreign currency translation reserve

	June 30, 2024	December 31, 2023
	US$	US$
Foreign currency translation reserve	455,428	994,353

The foreign currency translation reserve comprises foreign currency differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from the presentation currency of the Group for the financial period.

13     Lease liabilities

	June 30, 2024	December 31, 2023
	US$	US$
Non-current
Lease liabilities	1,182,602	1,043,559

Current
Lease liabilities	378,806	253,194
	1,561,408	1,296,753

Hotel101 Global Pte Ltd and its Subsidiaries
Unaudited condensed consolidated financial statements
For the Six Months Ended June 30, 2024 and June 30, 2023

13     Lease liabilities (cont.)

The Company entered into a lease agreement in February 2024 for its Hotel101 showroom in Madrid, Spain. The term of the lease is for 5 years with no renewal provisions. The Company’s lease commitment with respect to this lease qualify under IFRS 16 and a right-of use of asset and lease liability amounting to US$ 404,720 was recognized at the commencement of the lease with a 7.50% incremental borrowing rate.

Terms and debt repayment schedule

Terms and conditions of the lease liabilities are as follows:

	Currency	Incremental borrowing rate %	Year of maturity	June 30, 2024
				Face value	Carrying amount
				US$	US$
Lease liabilities	SGD, Euros	6.78% – 7.50%	2026 – 2029	1,785,660	1,561,408
	Currency	Incremental borrowing rate %	Year of maturity	December 31, 2023
				Face value	Carrying amount
				US$	US$
Lease liabilities	SGD	6.78% – 7.00%	2026 – 2028	1,537,364	1,296,753

14     Other payables

	June 30, 2024	December 31, 2023
	US$	US$
Other payables	223,805	306,990
Deposits	11,924,397	2,152,216
Amount due to ultimate holding company	11,443,363	2,484,929
Amount due to immediate holding company	35,223,953	34,370,052
Amounts due to related parties	886,273	504,358
Accrued expenses	53,502	36,007
	59,755,293	39,854,552

Deposits

Deposits represent payments to the Group by prospective buyers from Hotel101-Niseko and Hotel101-Madrid projects which are to be applied against the contracts receivable upon recognition of revenue.

Amount due to ultimate holding company

Amount due to ultimate holding company is non-trade, unsecured, interest-free and repayable on demand. This includes advances by the ultimate holding company for working capital requirements of the Group and expenses paid by the ultimate holding company in behalf of the Group.

Amount due to immediate holding company

Amount due to immediate holding company is non-trade, unsecured and repayable on demand.

This includes the following:

•        Advances by the immediate holding company for working capital requirements of the Group. US$2,730,000 of the amount due to immediate holding company bear a fixed interest of 8.0% per annum. Finance costs recognized amounted to US$108,901 and nil for the six months ended June 30, 2024 and June 30, 2023, respectively.

Hotel101 Global Pte Ltd and its Subsidiaries
Unaudited condensed consolidated financial statements
For the Six Months Ended June 30, 2024 and June 30, 2023

14     Other payables (cont.)

•        Amounts due from the lease of office space from the immediate holding company in Note 16. As of June 30, 2024, right-of-use assets and lease liabilities amounted to US$ 932,395 and US$ 982,791, respectively.

•        Expenses paid by the immediate holding company on behalf of the Group.

Amounts due to related parties

Amounts due to related parties pertain to advances made by related parties and reimbursables initially paid by related parties. These are non-trade, interest-free, unsecured and repayable on demand.

Market and liquidity risks

Information about the Group’s exposures to market and liquidity risks are disclosed in Note 18.

15     Loss before tax

The following expense items have been included in arriving at loss before tax:

	For the Six Months ended June 30, 2024	For the Six Months ended June 30, 2023
	US$	US$
Depreciation	238,128	—
Professional and contracted fees	215,241	357,213
Travel expenses	213,338	193,353
Employee benefits expense	561,353	—
Other administrative expenses	186,458	28,113
Selling and marketing expenses	233,180	7,580
	1,647,698	586,259

Employee benefits expense
Salaries, bonus and other costs	502,109	—
Contributions to defined contribution plans	59,244	—
	561,353	—

16     Leases

Leases as lessee

The Group leases office premise from its immediate holding company and a showroom from a third party. The leases run for periods ranging from 3 to 5 years, with options to renew after lease expiry dates.

Hotel101 Global Pte Ltd and its Subsidiaries
Unaudited condensed consolidated financial statements
For the Six Months Ended June 30, 2024 and June 30, 2023

16     Leases (cont.)

Information about leases for which the Group is a lessee is presented below.

Right-of-use assets

	Office premise	Showroom	Total
	US$	US$	US$
Group
Balance as at December 31, 2022	—	—	—
Additions for the period	1,118,747	262,014	1,380,761
Depreciation charge for the period	(74,583)	(43,669)	(118,252)
Balance at December 31, 2023	1,044,164	218,345	1,262,509
Additions for the period		404,720	404,720
Depreciation charge for the period	(111,769)	(77,355)	(189,124)
Balance at June 30, 2024	932,395	545,710	1,478,105

17     Related parties

Key management personnel compensation

Key management personnel of the Group are those persons having the authority and responsibility for planning, directing and controlling the activities of the Group. The directors are considered as key management personnel of the Company.

Key management personnel compensation comprises:

	For the Six Months ended June 30, 2024	For the Six Months ended June 30, 2023
	US$	US$
Short-term employee benefits	50,776	6,386

Certain directors are not paid directly by the Group but receive remuneration from the Group’s ultimate holding company, in respect of their services to the larger group which includes the Group. No apportionment has been made as the services provided by these directors to the Group are incidental to their responsibilities to the larger group.

18     Financial instruments

(i)     Financial risk management

Overview

The Group has exposure to the following risks from financial instruments:

•        credit risk

•        liquidity risk

•        market risk

This note represents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk.

Hotel101 Global Pte Ltd and its Subsidiaries
Unaudited condensed consolidated financial statements
For the Six Months Ended June 30, 2024 and June 30, 2023

18     Financial instruments (cont.)

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Management is responsible for developing and monitoring the Group’s risk management policies. Management reports regularly to the Board of Directors on its activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(ii)    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Group’s receivable from other related parties.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

At reporting date, there is no significant concentration of credit risk for the Group.

Amounts due from related parties and subsidiaries

Impairment on the Group’s receivable from related parties has been measured on the 12-month expected loss basis which reflect the low credit risk of the exposures. The amount of the allowances on these balances is insignificant.

The carrying amounts of financial assets in the statements of financial position represent the Group’s maximum exposures to credit risk.

(iii)   Liquidity risk

Liquidity risk refers to the risks that the Group will not able to meet its financial obligations as they fall due. The Group manages liquidity risk by matching its payment and receipts cycle.

Exposure to liquidity risk

The following are the remaining contractual maturities of financial liabilities. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements:

	Carrying amount	Contractual cash flows	Within 1 year	After 1 year but within 5 years
	US$	US$	US$	US$
June 30, 2024
Non-derivative financial liabilities
Other payables	59,755,293	(59,973,693)	(59,973,693)	—
Lease liabilities	1,561,408	(1,785,660)	(426,044)	(1,359,616)
	61,316,701	(61,759,353)	(60,399,737)	(1,359,616)

Hotel101 Global Pte Ltd and its Subsidiaries
Unaudited condensed consolidated financial statements
For the Six Months Ended June 30, 2024 and June 30, 2023

18     Financial instruments (cont.)

	Carrying amount	Contractual cash flows	Within 1 year	After 1 year but within 5 years
	US$	US$	US$	US$
December 31, 2023
Non-derivative financial liabilities
Other payables	39,854,552	(40,072,952)	(40,072,952)	—
Lease liabilities	1,296,753	(1,537,364)	(335,761)	(1,201,603)
	41,151,305	(41,610,316)	(40,408,713)	(1,201,603)

(iv)   Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

Interest rate risk

Interest rate risk is the risk that the fair value or future cashflow of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group is not exposed to interest rate risk in respect of amount due to immediate holding company as it bears fixed interest rates.

Foreign currency risk

The Group is exposed to foreign currency risk on transactions that are denominated in currencies other than the respective functional currencies of the Group’s entities. Additionally, the Group is exposed to currency translation risk arising from net assets of subsidiaries operating in Japan, Spain and Luxembourg. which are denominated in their respective domestic currencies which is also their functional currencies.

Exposure to currency risk

The Group’s exposure to foreign currencies are as follows:

	June 30, 2024		December 31, 2023
	Euro	JPY	Euro	JPY
	US$	US$	US$	US$
Financial assets
Cash and cash equivalents	7,269,899	2,695,351	33,310	2,235,954

Financial liabilities
Other payables	(144,118)	(133,316)	(50,228)	(332,063)
Net exposure	7,125,781	2,562,035	(16,918)	1,903,891

Sensitivity analysis

A reasonably possible strengthening (weakening) of the United States dollar, as indicated below, against the Euro and JPY as at June 30, 2024 and December 31, 2023 would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remains constant and ignores any impact of forecasted sales and purchases.

Hotel101 Global Pte Ltd and its Subsidiaries
Unaudited condensed consolidated financial statements
For the Six Months Ended June 30, 2024 and June 30, 2023

18     Financial instruments (cont.)

	Profit or loss
	June 30, 2024	December 31, 2023
	US$	US$
Euro (10% strengthening)	(712,578)	1,692
JPY (10% strengthening)	(256,203)	(190,389)

Euro (10% weakening)	712,578	(1,692)
JPY (10% weakening)	256,203	190,389

(v)    Accounting classifications and fair values

The carrying amounts of financial assets and financial liabilities in the statement of financial position are as follows.

		Carrying amount
	Note	Amortised cost	Other financial liabilities	Total
		US$	US$	US$
June 30, 2024
Financial assets not measured at fair value
Other receivables	8	3,553	—	3,553
Cash and cash equivalents		10,793,655	—	10,793,655
Refundable deposits		54,561	—	54,561
		10,851,769	—	10,851,769
Financial liabilities not measured at fair value
Other payables	14	—	(59,755,293)	(59,755,293)
		Carrying amount
	Note	Amortised cost	Other financial liabilities	Total
		US$	US$	US$
December 31, 2023
Financial assets not measured at fair value
Other receivables	8	1,792	—	1,792
Cash and cash equivalents		2,536,211	—	2,536,211
Refundable deposits		53,327	—	53,327
		2,591,330	—	2,591,330
Financial liabilities not measured at fair value
Other payables	14	—	(39,854,552)	(39,854,552)

Measurement of fair values

The carrying amounts of financial assets and financial liabilities with a maturity of less than one year (including other receivables, cash and cash equivalents and other payables) approximate their fair values due to their short period to maturity.

Hotel101 Global Pte Ltd and its Subsidiaries
Unaudited condensed consolidated financial statements
For the Six Months Ended June 30, 2024 and June 30, 2023

19     Subsequent events

The Group’s management has evaluated subsequent events through the date of the condensed consolidated financial statements were issued.

On September 3, 2024, the Company signed an Amendment to Agreement and Plan of Merger with JVSPAC Acquisition Corp. and the Company’s related parties namely, HGHC 4 Pte. Ltd., Hotel101 Global Holdings Corp., Hotel101 Worldwide Private Limited, DDPC Worldwide Pte. Ltd. and Hotel of Asia, Inc. to amend that DoubleDragon Corporation will transfer 40% of the total issued share capital of Hotel of Asia, Inc. to the Company in exchange for the Company’s ordinary shares. The listing is subject to regulatory and shareholder approvals and other customary closing conditions.

On December 30, 2024, the Company purchased its leased office premise at 20 Cecil St., Singapore from its immediate holding company for US$ 5,191,558 in exchange for 5,347,244 shares of the Company.

On January 21, 2025, the Company acquired 40% of the total issued share capital of Hotel of Asia, Inc from DoubleDragon Corporation in exchange for the issuance of 1,987,239 ordinary shares of the Company.

Subsequent to June 30, 2024, the Company received advances from the ultimate holding company, immediate holding company and from related parties amounting to approximately US$ 11.5 million.

R.G. Manabat & Co.
The KPMG Center, 6/F
6787 Ayala Avenue, Makati City
Philippines 1209
Telephone	+63 (2) 8885 7000
Fax	+63 (2) 8894 1985
Internet	www.home.kpmg/ph
Email	ph-inquiry@kpmg.com

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Hotel of Asia, Inc.

DD Headquarters, 10th Floor, Tower 1, DoubleDragon Plaza

DD Meridian Park Corner Macapagal Avenue & EDSA Extension

Bay Area, Pasay City, Metro Manila

Opinion

We have audited the consolidated financial statements of Hotel of Asia, Inc. and Subsidiaries (“the Group”), which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits, which include relevant ethical requirements in the United States of America. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

We draw attention to Note 2 to the consolidated financial statements which indicates that the consolidated financial statements of Group as at and for the years ended December 31, 2022 and January 1, 2022 were restated to reflect the impact the Group’s first-time adoption of IFRS Accounting Standards. Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS as issued by the IASB, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise significant doubt about the Group’s ability to continue as a going concern for one year after the date that the consolidated financial statements are authorized for issuance; to disclose, as applicable, matters related to going concern; and to use the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•        Exercise professional judgment and maintain professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise significant doubt about the Group’s ability to continue as a going concern for a reasonable period of time.

•        Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

R.G. MANABAT & CO.

OLIVER C. BUCAO
Partner
CPA License No. 0086699
Tax Identification No. 129-433-612
BIR Accreditation No. 08-001987-053-2023
Issued March 10, 2023; valid until March 10, 2026
PTR No. MKT 10075172
Issued January 2, 2024 at Makati City
November 5, 2024
Makati City, Metro Manila

HOTEL OF ASIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31		January 1, 2022 (As restated – Note 32)
	Note	2023	2022 (As restated – Note 32)
ASSETS
Current Assets
Cash	6, 30	P 226,395,250	P 439,564,619	P 348,611,493
Receivables	7, 30	1,705,263,230	1,632,858,434	1,093,334,508
Due from related parties	25	1,889,874	606,806,151	417,635,177
Inventories	8	1,336,554,394	1,303,471,434	1,093,708,327
Advances to contractors	10	1,115,278,904	468,865,671	327,973,857
Prepaid expenses and other current assets	9	215,966,170	169,850,276	199,646,368
Total Current Assets		4,601,347,822	4,621,416,585	3,480,909,730
Noncurrent Assets
Installment contracts receivable – noncurrent	7	303,461,252	49,197,806	—
Property and equipment – net	11	628,756,352	382,038,879	390,782,737
Investment in associates	13	569,546,454	572,539,280	488,764,319
Investment property	12	546,715,786	132,513,286	119,296,000
Deposits for land acquisition	14	164,718,885	164,718,885	164,718,885
Deferred tax assets	28	75,398,604	93,185,897	52,582,697
Other noncurrent assets	15	25,170,349	21,205,483	25,497,230
Total Noncurrent Assets		2,313,767,682	1,415,399,516	1,241,641,868
		P 6,915,115,504	P 6,036,816,101	P 4,722,551,598

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and other current liabilities	16	P 3,611,243,647	P 2,872,399,697	P 2,097,008,484
Lease liabilities	26	6,019,531	—	1,349,232
Notes payable	18	5,561,756	7,956,145	15,187,943
Income tax payable		16,599,403	66,380	3,182,016
Customers’ deposits	19	187,618,335	209,260,544	134,628,888
Collection in excess of cost – current	20	69,505,274	67,786,469	337,447,634
Due to related parties – current	25	322,831,510	7,350,737	6,300,479
Retention payable – current	17	42,410,803	89,667,105	59,895,213
Total Current Liabilities		4,261,790,259	3,254,487,077	2,654,999,889

Noncurrent Liabilities
Due to related parties – net of current portion	25	P 691,749,121	P 1,496,582,790	P 1,057,675,907
Lease liabilities – net of current portion	26	15,646,138	—	—
Retention payable – net of current portion	17	101,162,529	34,754,897	34,754,897
Deferred tax liabilities	28	282,002,859	186,517,215	84,085,947
Collection in excess of cost – noncurrent	20	16,047,256	83,900,679	46,259,577
Other noncurrent liabilities	26, 27	16,464,095	3,205,831	3,888,535
Notes payable – net of current portion	18	—	5,551,890	12,861,571
Total Noncurrent Liabilities		1,123,071,998	1,810,513,302	1,239,526,434
Total Liabilities		5,384,862,257	5,065,000,379	3,894,526,323
Equity Attributable to Equity Holders of the Parent Company
Capital stock	29	550,810,000	550,810,000	550,810,000
Retained earnings	29	971,637,390	412,319,128	268,938,846
Remeasurement gain on defined benefit liability – net of tax		2,249,308	2,319,167	1,217,369
Translation reserve		1,464,692	627,165	(2,944)
		1,526,161,390	966,075,460	820,963,271
Non-controlling Interest		4,091,857	5,740,262	7,062,004
Total Equity		1,530,253,247	971,815,722	828,025,275
		P 6,915,115,504	P 6,036,816,101	P 4,722,551,598

See Notes to the Consolidated Financial Statements.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Years Ended December 31
	Note	2023	2022 (As restated – Note 32)
INCOME
Real estate sales	5	P 1,296,109,857	P 1,125,498,880
Room revenues		613,538,757	422,173,990
Unrealized gain from change in fair value of investment property	12	232,964,005	11,878,000
Interest income	6, 7	144,115,959	99,809,946
Room meals		58,133,313	56,691,505
Rent income	12, 26	12,420,256	8,291,149
Food and beverage		3,799,876	3,801,675
Other income		28,891,605	10,574,535
		2,389,973,628	1,738,719,680
COSTS AND EXPENSES
Cost of real estate sales	8, 21	606,661,713	693,766,791
Cost of hotel operations	22	503,397,037	340,625,465
General and administrative expenses	24	246,464,833	256,078,083
Selling expenses	23	13,418,732	14,883,204
Equity in net loss of an associate	13	4,241,468	17,983,834
Franchise management fees		1,865,707	1,525,417
Interest expense	18, 25, 26	159,515,262	77,911,356
		1,535,564,752	1,402,774,150
INCOME BEFORE INCOME TAX		854,408,876	335,945,530
INCOME TAX EXPENSE	28
Current		34,782,590	21,649,210
Deferred		113,017,051	61,250,763
		147,799,641	82,899,973
NET INCOME		706,609,235	253,045,557

OTHER COMPREHENSIVE INCOME
Items that can be reclassified to profit or loss
Gain (loss) on exchange differences on translation of foreign operations		1,956,849	840,146
Deferred tax effect on gain (loss) from translation of financial statements		(489,212)	(210,037)
		1,467,637	630,109
Items that will never be reclassified to profit or loss
Remeasurement gain on defined benefit liability	27	(93,145)	1,469,064
Deferred tax effect on remeasurement gain on defined benefit liability		23,286	(367,266)
		(69,859)	1,101,798
		1,397,778	1,731,907
TOTAL COMPREHENSIVE INCOME		P 708,007,013	P 254,777,464

Net Income (Loss) Attributable To:
Equity holders of the Parent Company		P 708,257,640	P 254,367,299
Non-controlling interest		(1,648,405)	(1,321,742)
		P 706,609,235	P 253,045,557
Total Comprehensive Income (Loss) Attributable To:
Equity holders of the Parent Company		P 709,655,418	P 256,099,206
Non-controlling interest		(1,648,405)	(1,321,742)
		P 708,007,013	P 254,777,464

See Notes to the Consolidated Financial Statements.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Years Ended December 31
	Note	2023	2022
CAPITAL STOCK – P1,000 par value	29
Authorized – 1,000,000 shares
Issued and outstanding – 540,000 shares		P 540,000,000	P 540,000,000
Additional paid-in capital		10,810,000	10,810,000
		550,810,000	550,810,000
RETAINED EARNINGS
Balance at beginning of year, as previously reported		412,617,412	285,791,207
Effect of restatement	32	(298,284)	(16,852,361)
Balance at beginning of year, as restated		412,319,128	268,938,846
Dividends declared	25, 29	(148,939,378)	(110,987,017)
Net income for the year		708,257,640	254,367,299
Balance at end of year, as restated		971,637,390	412,319,128
EQUITY ATTRIBUTABLE TO NON-CONTROLLING INTEREST
Balance at beginning of year		5,740,262	7,062,004
Share in net loss for the year		(1,648,405)	(1,321,742)
Balance at end of year		4,091,857	5,740,262
REMEASUREMENT GAIN ON DEFINED BENEFIT LIABILITY – Net of tax		2,249,308	2,319,167
TRANSLATION RESERVE – Net of tax		1,464,692	627,165
		P 1,530,253,247	P 971,815,722

See Notes to the Consolidated Financial Statements.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years Ended December 31
	Note	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax		P 854,408,876	P 335,945,530
Adjustments for:
Unrealized gain from change in fair value of investment property	12	(232,964,005)	(11,878,000)
Interest expense	18, 25, 26	159,515,262	99,809,946
Interest income	6, 7	(144,115,959)	(47,343,452)
Depreciation and amortization	11, 15	16,242,530	11,531,408
Equity in net loss of an associate	13	4,241,468	17,983,834
Retirement cost	24, 27	643,291	786,361
Operating income before working capital changes		657,971,463	406,835,627
Decrease (increase) in:
Receivables		(181,295,234)	(563,948,689)
Inventories		(428,365,109)	(209,763,107)
Due from related parties		(199,917,392)	(189,170,974)
Advances to contractors		(646,413,233)	(140,891,814)
Prepaid expenses and other current assets		(46,115,895)	29,796,091
Other noncurrent assets		(6,118,787)	—
Increase (decrease) in:
Accounts payable and other current liabilities		476,709,507	699,703,306
Due to related parties		315,480,773	439,957,142
Collection in excess of cost		(66,134,618)	(232,020,063)
Customers’ deposits		(21,642,209)	74,631,656
Retention payable		19,151,330	29,771,892
Deferred output tax		12,521,826	—
Cash generated from (used for) operations		(114,167,578)	344,901,067
Interest received		172,831	671,819
Income tax paid		(18,249,567)	(24,764,846)
Interest paid		(573,034)	(1,083,966)
Net cash provided by (used in) operating activities		(132,817,348)	319,724,074
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of an associate	13	—	(101,758,795)
Collection of refundable deposits	15	1,344,938	3,373,199
Acquisition of property and equipment	11	(22,631,121)	(2,193,523)
Acquisition of investment property	12	(87,500)	(1,339,286)
Acquisition of intangible assets	15	—	324,520
Net cash used in investing activities		(21,373,683)	(101,593,885)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of dividends		P (44,679,241)	P (110,987,017)
Payment of notes payable during the year	18	(7,946,279)	(14,541,479)
Payment of lease liabilities		(5,152,956)	(1,648,567)
Payment of interest expense for lease liabilities		(1,199,862)	—
Net cash used in financing activities		(58,978,338)	(127,177,063)
NET INCREASE (DECREASE) IN CASH		(213,169,369)	90,953,126
CASH AT BEGINNING OF YEAR	6	439,564,619	348,611,493
CASH AT END OF YEAR	6	P 226,395,250	P 439,564,619

See Notes to the Consolidated Financial Statements.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.      Reporting Entity

Hotel of Asia, Inc. (“HOA” or the “Parent Company”) was incorporated and registered with the Philippine Securities and Exchange Commission (SEC) on June 8, 2011 primarily to engage in the business of real estate development including but not limited to residential and condominium projects, to acquire by purchase or lease land and interest in land, to own, hold, impose, promote, develop, subdivide and manage any land owned, held or occupied by the Parent Company, to construct, manage or administer buildings such as condominiums, apartments, hotels, restaurants, stores or other structures and to mortgage, sell, lease or otherwise dispose of land, interests in land and buildings or other structures at any time.

The Parent Company is a 70%-owned subsidiary of DoubleDragon Corporation. (“DD” or the “Ultimate Parent Company”), a domestic corporation primarily engaged in the business of real estate development and real estate investment. DD became a publicly-listed company on April 7, 2014. DD is also the ultimate parent of the Parent Company.

On January 9, 2018, the SEC approved the Parent Company’s application to change its registered office address from 4th Floor, Left Wing, Makati Stock Exchange Plaza, Ayala Avenue, Makati City to DD Headquarters, 10th Floor, Tower 1, DoubleDragon Plaza, DD Meridian Park Corner Macapagal Avenue & EDSA Extension, Bay Area, Pasay City, Metro Manila. The application for the change of registered office address with the BIR is still in process as at December 31, 2023.

2.      Basis of Preparation

Statement of Compliance

The consolidated financial statements have been prepared for the first-time in compliance with IFRS Accounting Standards.

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards. These are the Group’s first consolidated financial statements prepared in accordance with IFRS Accounting Standards and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

The impact of the first-time adoption of IFRS Accounting Standards in the consolidated financial statements is disclosed in Note 32.

Authorization for Issuance of the Consolidated Financial Statements

The consolidated financial statements were approved and authorized for issuance by the Board of Directors (BOD) on November 4, 2024.

Basis of Preparation

The consolidated financial statements have been prepared using the historical cost basis of accounting, except for investment property that is measured at fair value and retirement benefit liability which is measured at present value of the defined benefit obligation.

Functional and Presentation Currency

The consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. All financial information expressed in Philippine peso has been rounded off to the nearest peso, unless otherwise stated.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Basis of Preparation (cont.)

Basis of Consolidation

The consolidated financial statements include the accounts of the Parent Company and the following subsidiaries (collectively referred to as the “Group”):

Subsidiaries	Percentage of Ownership
	2023	2022
Hotel 101 Management Corporation (Hotel 101)	100	100
CSI Hotels Incorporated (CSI)	50	50
Hotel101 Worldwide Private Limited (Hotel101 WW)	100	100

Hotel 101 was incorporated and registered with the SEC on November 22, 2012, to own, lease, manage and/or operate hotels, resorts and restaurants, and such other business incidental or necessary in the management or operation of hotel.

Hotel 101 started its commercial operations on July 1, 2014. Hotel 101 manages the operations of the following hotels:

Hotel	Location	Start of Operations
Injap Tower Hotel	Iloilo City	July 1, 2014
Jinjiang Inn Makati	Makati City	September 1, 2015
Jinjiang Inn Ortigas	Pasig City	January 1, 2016
Hotel101-Manila	Pasay City	February 18, 2016
Jinjiang Inn Boracay	Malay, Aklan	November 1, 2016
Hotel101-Fort	Taguig City	July 31, 2023

CSI was incorporated and registered with the SEC on August 15, 2011, to engage in the business of operating hotels and resorts. CSI started its commercial operations on January 1, 2016.

Hotel101 WW was incorporated and registered with the Accounting and Corporate Regulatory Authority in Singapore on April 2, 2019, to manage sales, marketing and admin support for real estate projects of the Group.

Non-controlling interests include the interests not held by the Parent Company in CSI in 2023 and 2022.

3.      Summary of Material Accounting Policies

The accounting policies set out below have been applied consistently to all the years presented in these consolidated financial statements.

Standards Issued But Not Yet Adopted

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2023. However, the Group has not early adopted the following new or amended standards in preparing these consolidated financial statements.

Effective January 1, 2024

•        Lease Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases). The amendments confirm the following:

•        On initial recognition, the seller-lessee includes variable lease payments when it measures a lease liability arising from a sale-and-leaseback transaction.

•        After initial recognition, the seller-lessee applies the general requirements for subsequent accounting of the lease liability such that it recognizes no gain or loss relating to the right of use it retains.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

A seller-lessee may adopt different approaches that satisfy the new requirements on subsequent measurement. For example, the seller-lessee could determine the lease payments to be deducted from the lease liability as expected lease payments or as equal periodic payments over the lease term, with the difference between those payments and amounts actually paid recognized in profit or loss.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted. Under IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, a seller-lessee will need to apply the amendments retrospectively to sale-and-leaseback transactions entered into or after the date of initial application of IFRS 16.

•        Classification of Liabilities as Current or Noncurrent — 2020 amendments and Non-Current Liabilities with Covenants — 2022 amendments (Amendments to IAS 1, Presentation of Financial Statements). To promote consistency in application and clarify the requirements on determining whether a liability is current or noncurrent, the amendments:

•        removed the requirement for a right to defer settlement of a liability for at least twelve months after the reporting period to be unconditional and instead requires that the right must have substance and exist at the end of the reporting period;

•        clarified that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current and covenants with which the entity must comply after the reporting date do not affect a liability’s classification at that date;

•        provided additional disclosure requirements for non-current liabilities subject to conditions within twelve months after the reporting period to enable the assessment of the risk that the liability could become repayable within twelve months; and

•        clarified that settlement of a liability includes transferring an entity’s own equity instruments to the counterparty, but conversion options that are classified as equity do not affect classification of the liability as current or noncurrent.

The amendments will apply retrospectively for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted. Entities that have early applied the 2020 amendments may retain application until the 2022 amendments are applied. Entities that will early apply the 2020 amendments after issue of the 2022 amendments must apply both amendments at the same time.

•        Supplier Finance Arrangements (Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures). The amendments introduce new disclosures about a company’s supplier finance arrangements that would enable users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows, and the company’s exposure to liquidity risk. Under the amendments, a company discloses in aggregate for its supplier finance arrangements.

•        the terms and conditions of the arrangements;

•        beginning and ending carrying amounts and associated line items of the financial liabilities that are part of a supplier finance arrangement, distinguishing those for which suppliers were already paid, and range of payment due dates including those for comparable trade payables not part of a supplier finance arrangement; and

•        the type and effect of non-cash changes in the carrying amounts.

The amendments also add supplier finance arrangements as an example to the existing disclosure requirements on factors a company might consider when providing specific quantitative liquidity risk disclosures about its financial liabilities.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted. However, a company is not required to disclose comparative information for any prior reporting periods, information on carrying amounts for which suppliers already received payment and range of payment due dates as at the beginning of the annual reporting period the company first applies the amendments, and information for any interim period within the annual reporting period in which the company first applies those amendments.

Financial Instruments

Date of Recognition

The Group recognizes a financial asset or financial liability in the consolidated statements of financial position when it becomes a party to the contractual provisions of the instrument. In the case of a regular way purchase or sale of financial assets, recognition is done using settlement date accounting.

Initial Recognition of Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are recognized initially at fair value, except for a trade receivable without a significant financing component from January 1, 2018. The initial measurement, except for those designated as FVPL, includes transaction costs. A trade receivable without a significant financing component is initially measured at the transaction price.

Financial Assets at Amortized Cost.    A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVPL:

•        it is held within a business model with the objective of holding financial assets to collect contractual cash flows; and

•        its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the financial asset is derecognized, modified or impaired.

The Group’s cash, receivables, due from a related party and refundable deposits under “Prepaid expenses and other current assets” and “Other noncurrent assets” accounts are included in this category (Notes 6, 7, 9, 15 and 25).

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments and maturities that are not quoted in an active market. They are not entered into with the intention of immediate or short-term resale and are not designated as AFS financial assets or financial assets at FVPL.

Subsequent to initial measurement, loans and receivables are carried at amortized cost using the effective interest rate method, less any impairment in value. Any interest earned on loans and receivables is recognized as part of “Interest income” account in the consolidated statements of comprehensive income on an accrual basis. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate. The periodic amortization is also included as part of “Interest income” account in the consolidated statements of comprehensive income. Gains or losses are recognized in profit or loss when loans and receivables are derecognized or impaired.

Cash includes cash on hand and in banks which are stated at its face value.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

The Group’s cash, receivables, due from a related party and refundable deposits included under “Prepaid expenses and other current assets” and “Other noncurrent assets” are included in this category (Notes 6, 7, 9, 15 and 25).

Other Financial Liabilities

This category pertains to financial liabilities that are not designated or classified as at FVPL. After initial measurement, other financial liabilities are carried at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any premium or discount and any directly attributable transaction costs that are considered an integral part of the effective interest rate of the liability. The effective interest rate amortization is included in “Interest expense” account in the consolidated statements of comprehensive income. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the amortization process.

The Group’s accounts payable and other current liabilities (excluding payables to government agencies and unearned hotel revenues), due to a related party, notes payable, customers’ deposits, and security deposits included under “Other noncurrent liabilities” are included in this category (Notes 16, 18, 19 and 25).

Derecognition of Financial Assets and Liabilities

Financial Assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

•        the rights to receive cash flows from the asset have expired; or

•        the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay them in full without material delay to a third party under a “pass-through” arrangement; and either: (a) has transferred substantially all the risks and rewards of the asset; or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes the associated liability. The transferred asset and the associated liability are measured on the basis that reflects the rights and obligations that the Group has retained.

Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or has expired. When an existing financial liability is replaced by another from the same lender on substantially different terms or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Impairment of Financial Assets

The Group recognizes allowance for expected credit loss (ECL) on financial assets at amortized cost.

ECLs are probability-weighted estimates of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive), discounted at the effective interest rate of the financial asset, and reflects reasonable and supportable information that is available without undue cost or effort about past events, current conditions and forecasts of future economic conditions.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

The Group recognizes an allowance for impairment based on either 12-month or lifetime ECLs, depending on whether there has been a significant increase in credit risk since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Group recognizes lifetime ECLs for receivables that do not contain significant financing component. The Group uses provision matrix that is based on the Group’s historical credit loss experience, adjusted for forward-looking factors specific to the borrowers and the economic environment.

At each reporting date, the Group assesses whether financial assets at amortized cost are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired include observable data about the following events:

(a)     significant financial difficulty of the issuer or the borrower;

(b)    a breach of contract, such as a default or past due event;

(c)     the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

(d)    it is becoming probable that the borrower will enter bankruptcy or other financial reorganization;

(e)     the disappearance of an active market for that financial asset because of financial difficulties; or

(f)     the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

The Group considers a financial asset to be in default when a counterparty fails to pay its contractual obligations, or there is a breach of other contractual terms, such as covenants.

The Group directly reduces the gross carrying amount of a financial asset when there is no reasonable expectation of recovering the contractual cash flows on a financial asset, either partially or in full. This is generally the case when the Group determines that the borrower does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

The ECLs on financial assets at amortized cost are recognized as allowance for impairment losses against the gross carrying amount of the financial asset, with the resulting impairment losses (or reversals) recognized in profit or loss.

Classification of Financial Instruments between Debt and Equity

From the perspective of the issuer, a financial instrument is classified as debt if it provides for a contractual obligation to:

•        deliver cash or another financial asset to another entity;

•        exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Group; or

•        satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares.

If the Group does not have an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation, the obligation meets the definition of a financial liability.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

Debt Issue Costs

Debt issue costs are considered as an adjustment to the effective yield of the related debt and are deferred and amortized using the effective interest rate method. When a loan is paid, the related unamortized debt issue costs at the date of repayment are recognized in profit or loss.

Offsetting of Financial Instrument

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. This is not generally the case with master netting agreements and the related assets and liabilities are presented gross in the consolidated statements of financial position.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or most advantageous market must be accessible to the Group.

The fair value of an asset or liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their best economic interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

• Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;
• Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
• Level 3:	inputs for the asset or liability that are not based on observable market data.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing the categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

Inventories

Real Estate Inventories

Real estate inventories are properties that are acquired and developed or constructed for sale in the ordinary course of business, rather than to be held for rental or capital appreciation. It consists of acquisition cost of land and other related development costs, capitalized borrowings and other capitalized costs.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

Real estate inventories are carried at the lower of cost and net realizable value (NRV). NRV is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs to make the sale.

The costs of real estate inventories recognized in profit or loss is determined with reference to the specific costs incurred on the property and allocated to saleable area based on relative size.

Hotel Inventories

Hotel inventories are valued at the lower of cost and Net Realizable Value (NRV). The cost of hotel inventories is determined using the weighted average method and includes all expenditures incurred in acquiring the inventories and in bringing them to their existing location and condition.

NRV is the estimated selling price in the ordinary course of business less the estimated costs of marketing and distribution necessary to make the sale.

The Group maintains an allowance to reduce hotel inventories to NRV at a level considered adequate to provide for potential obsolete inventories. The level of this allowance is evaluated by management based on the movements and current condition of hotel inventory items. Such allowance has been considered in the determination of the NRV of the hotel inventories.

The amount of any write-down of hotel inventories to NRV and all losses of hotel inventories are recognized as expense in the period the write-down or loss occurred. The amount of any reversal of any write-down of hotel inventories arising from an increase in NRV is recognized as a reduction in the amount of hotel inventories recognized as expense in the period in which the reversal occurred.

Property and Equipment

Property and equipment, except land, are carried at cost less accumulated depreciation, amortization and impairment losses, if any. Land is carried at cost.

Initially, an item of property and equipment is measured at its cost, which comprises its purchase price and any directly attributable costs of bringing the asset to the location and condition for its intended use. Subsequent expenditures are added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will flow to the Group. All other subsequent expenditures are recognized in profit or loss.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets as follows:

Number of Years
Building	50
Leasehold improvements	3 – 5 or term of the lease, whichever is shorter
Office furniture and equipment	3 – 10
Room fixtures and components	5 – 10
Operating equipment	3 – 10
Transportation equipment	5

Construction-in-progress represents structures under construction and is stated at cost. This includes the costs of construction and equipment and other direct costs. Borrowing costs that are directly attributed to the construction are capitalized during the construction period. Construction in-progress is not depreciated until such time that the relevant assets are ready for use.

Construction in-progress are transferred to the related property and equipment account when the construction and related activities to prepare the property for its intended use are complete, and the property is ready for occupation.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

The estimated useful lives and depreciation and amortization methods are reviewed at each reporting date to ensure that they are consistent with the expected pattern of economic benefits from those assets.

When an asset is disposed of, or is permanently withdrawn from use and no future economic benefits are expected from its disposal, the cost, accumulated depreciation and impairment losses, if any, are removed from the accounts and any resulting gain or loss arising from the retirement or disposal is recognized in profit or loss.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed to be either finite or indefinite.

Intangible assets with finite lives are amortized using the straight-line method over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of comprehensive income in the expense category consistent with the function of the intangible assets.

Intangible assets with indefinite useful life such as trademark are not amortized but tested for impairment annually, irrespective of whether there is any indication of impairment. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The following intangibles are recognized and determined by the Group to have finite lives:

Trademark

Trademark has indefinite useful life and is tested for impairment annually. Such intangible asset is not amortized. Useful life of trademark is being reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in useful life assessment from indefinite to finite is made on a prospective basis.

Capitalized Software Licenses

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and install the specific software. Capitalized costs are amortized on a straight-line basis over an estimated useful life of three (3) years as the life of this intangible asset is considered limited.

Subsequent costs a capitalized only when they increase the future economic benefits embodied in the capitalized software to which they relate. All other expenditures are recognized in profit or loss when incurred.

Capitalized software is amortized over the useful life and assessed for impairment whenever there is an indication that the capitalized software may be impaired. The amortization period and the amortization method used for capitalized software with a finite useful life is reviewed at least at each reporting date. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on capitalized software is recognized in profit or loss consistent with the function of the capitalized software.

Amortization is computed using the straight-line method over the estimated useful life of capitalized software with finite life of three (3) years.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

Franchise Fee

Franchise fee is amortized over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Amortization of franchise fee is computed using the straight-line method over the estimated useful life of fifteen years.

Investment Property

Investment property consists of properties held to earn rentals and/or for capital appreciation. Initially, investment property is measured at cost including certain transaction costs. Subsequent to initial recognition, investment property, is stated at fair value, which reflects market conditions at the reporting date. The fair value of investment property is determined by independent real estate valuation experts based on recent real estate transactions with similar characteristics and location to those of the Group’s investment property. Gains or losses arising from changes in the fair values of investment property are included in profit or loss in the period in which they arise.

Investment property of the Group is mainly composed of land, building, and commercial condominium units.

Investment property is derecognized either when it is disposed of or when it is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gain or loss on the retirement and disposal of investment property is recognized in profit or loss in the period of retirement or disposal.

Transfers are made to investment property when there is a change in use, evidenced by ending of owner-occupation or commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of the owner-occupation or commencement of development with a view to sell.

For a transfer from investment property to owner-occupied property or real estate inventories, the deemed cost of property for subsequent accounting is its fair value at the date of change in use. If owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under property and equipment up to the date of change in use. If real estate inventories become an investment property, the Group recognizes the investment property based on its fair value at the time of transfer. Gain or loss from the transfer is recognized in profit or loss.

Investment in Associates

An associate is an entity in which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the investee but is not control or joint control over those policies. The Group’s investment in associates is accounted for using the equity method.

Under the equity method, the investment in associates is initially recognized at cost. The carrying amount of the investment is adjusted to recognize the changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The Group discontinues applying the equity method when their investments in investee companies are reduced to zero. Accordingly, additional losses are not recognized unless the Group has guaranteed certain obligations of the investee companies. When the investee companies subsequently report net income, the Group will resume applying the equity method but only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The Group’s investment represents 40% equity interest in Contemporain Development Corporation (CDC) in 2017 which are accounted for using the equity method. Under the equity method, the investment in associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize the changes in the Group’s share of net assets of the associate since the acquisition date.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

The Group’s share in the profit or loss of the associate is recognized as “Equity in net earnings (loss) of an associate” account in profit or loss. Adjustments to the carrying amount may also be necessary for changes in the Group’s proportionate interest in the associate arising from changes in the associate’s other comprehensive income. The Group’s share of those changes is recognized in the consolidated statements of comprehensive income. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss with respect to the Group’s net investment in the associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group recalculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value. Such impairment loss is recognized as part of “Others” account in the profit or loss.

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

The financial statements of the associates are prepared for the same reporting period as the Group.

Impairment of Nonfinancial Assets

The carrying amounts of non-financial assets reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, and if the carrying amount exceeds the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amounts. The recoverable amount of the asset is the greater of fair value less costs of disposal and value in use. The fair value less costs of disposal is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal, the depreciation and amortization charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Revenue Recognition

The Group recognizes revenue from contracts with customers when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenues exclude value-added tax (VAT) and other fees collected on behalf of other parties.

The transfer of control can occur over time or at a point in time. Revenue is recognized at a point in time unless one of the following criteria is met, in which case it is recognized over time: (a) the customer simultaneously receives and consumes the benefits as the Group performs its obligations; (b) the Group’s performance creates or enhances an

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

asset that the customer controls as the asset is created or enhanced; or (c) the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

The Group assesses its revenue arrangements to determine if it is acting as principal or agent. The Group has generally concluded that it is the principal in its revenue arrangements.

The following specific recognition criteria must also be met before revenue is recognized:

•        Real Estate Sales

Revenue from the sale of these real estate projects under pre-completion stage are recognized over time during the construction period (or percentage of completion) since based on the terms and conditions of its contract with the buyers, the Group’s performance does not create an asset with an alternative use and the Group has an enforceable right to payment for performance completed to date.

In measuring the progress of its performance obligation over time, the Group uses the output method. The Group recognizes revenue on the basis of direct measurements of the value to customers of the goods or services transferred to date, relative to the remaining goods or services promised under the contract. Progress is measured using survey of performance completed to date. This is based on the monthly project accomplishment report prepared by the third party surveyor, as approved by the construction manager which integrates the surveys of performance to date of the construction activities for both sub-contracted and those that are fulfilled by the developer itself.

•        Room Revenues from Hotel Operations, Room Meals and Food and Beverage

The Group recognizes revenue from hotel operations at a point in time (i.e., when the related service and goods are rendered or served).

•        Revenue from Other Sources

Interest Income

Interest income is recognized as it accrues using the effective interest method. Interest income from banks which is presented net of final tax is recognized when earned.

•        Rent Income

Rent income from investment property is recognized on a straight-line basis over the lease term and terms of the lease, respectively or based on a certain percentage of the gross revenue of the tenants, as provided under the terms of the lease contract.

•        Other Income

Other income consists of income other than those generated in the ordinary course of business. This is recognized on an accrual basis.

•        Other Operating Income

Other operating income, which includes guest laundry, minibar, shuttle service and other charges, are recognized upon delivery of order or upon rendering of service.

Cost and Expense Recognition

Costs and expenses are recognized when they are incurred and are reported in the consolidated financial statements in the periods to which they relate.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

Cost Recognition of Real Estate Sales

The Group recognizes costs relating to satisfied performance obligations as these are incurred taking into consideration the contract fulfillment assets such as connection fees. These include costs of land, land development costs, building costs, professional fees, depreciation, permits and licenses and capitalized borrowing costs. These costs are allocated to the saleable area, with the portion allocable to the sold area being recognized as costs of sales while the portion allocable to the unsold area being recognized as part of real estate inventories.

Cost of Hotel Operations

Cost of hotel operations is charged to operations when incurred.

Expenses are also recognized when a decrease in future economic benefit related to a decrease in an asset or an increase in a liability that can be measured reliably has arisen. Expenses are recognized on the basis of a direct association between costs incurred and the earning of specific items of income; on the basis of systematic and rational allocation procedures when economic benefits are expected to arise over several accounting periods and the association can only be broadly or indirectly determined; or immediately when an expenditure produces no future economic benefits or when, and to the extent that future economic benefits do not qualify, or cease to qualify, for recognition as an asset.

Contract Balances

•        Receivables

A receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

•        Contract Assets

A contract asset is the right to consideration for performance completed to date that is conditional on an event other than the passage of time. The contract assets are transferred to trade receivables when the rights become unconditional.

•        Contract Liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

•        Costs to Obtain Contract

The incremental costs of obtaining a contract with a customer are recognized as an asset if the Group expects to recover them. The Group has determined that commissions paid to brokers and marketing agents on the sale of pre-completed real estate units are recognized to other current assets when recovery is reasonably expected and are charged to expense in the period in which the related revenue is recognized as earned. Commission expense which did not qualify for capitalization is included in the “Selling expenses” account in the consolidated statements of comprehensive income.

Costs incurred prior to obtaining contract with customer are not capitalized but are expensed as incurred.

Amortization, Derecognition and Impairment of Capitalized Costs to Obtain a Contract

The Group amortizes capitalized costs to obtain a contract over the expected construction period using percentage of completion following the pattern of real estate revenue recognition. The amortization is included within cost of sales.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

At each reporting date, the Group determines whether the cost to obtain a contract may be impaired. The Group estimates impairment as the excess of the carrying amount of the assets over the remaining amount of consideration that the Group expects to receive less the costs that relate directly to providing services that have not been recognized as expenses under the relevant contract. In determining the estimated amount of consideration, the Group uses the same principles as it does to determine the contract transaction price, except that any constraints used to reduce the transaction price will be removed for the impairment test and the amount is adjusted to reflect the customer’s credit risk.

Significant Financing Components

For contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year, the transaction price is adjusted for the time value money. The financing component is recognized within finance costs or finance income in the consolidated statements of comprehensive income.

Expense Recognition

Expenses are recognized when they are incurred and are reported in the consolidated financial statement in the periods to which they relate.

Expenses are also recognized when a decrease in future economic benefit related to a decrease in an asset or an increase in a liability that can be measured reliably has arisen. Expenses are recognized on the basis of a direct association between costs incurred and the earning of specific items of income; on the basis of systematic and rational allocation procedures when economic benefits are expected to arise over several accounting periods and the association can only be broadly or indirectly determined; or immediately when an expenditure produces no future economic benefits or when, and to the extent that future economic benefits do not qualify, or cease to qualify, for recognition as an asset.

Foreign Currency

Foreign Currency Translations

Transactions in foreign currencies are initially recorded in the respective functional currency of the Group entities at exchange rates at the dates of the transactions.

Monetary assets and monetary liabilities denominated in foreign currencies are translated to the functional currency at exchange rate at the reporting date.

Non-monetary assets and non-monetary liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate when the fair value was determined. Non-monetary items denominated in foreign currencies that are measured based on historical cost are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on translation are recognized in the consolidated statements of comprehensive income, except for differences arising on the translation of monetary items that in substance form part of a net investment in a foreign operation and hedging instruments in a qualifying cash flow hedge or hedge of a net investment in a foreign operation, which are recognized in other comprehensive income.

Foreign Operations

The assets and liabilities of foreign operations are translated to Philippine peso at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Philippine peso at average exchange rates for the period.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

Foreign currency differences are recognized in other comprehensive income and presented in the “Translation reserve” account in the consolidated statements of changes in equity. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to the profit or loss as part of the gain or loss on disposal.

When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of its investment in shares of stock of an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income and presented in the “Translation reserve” account in the consolidated statements of changes in equity.

Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset for a period of time, the Group assesses whether, throughout the period of use:

•        the Group has the right to obtain substantially all the economic benefits from use of the identified asset; and

•        the Group has the right to direct the use of the identified asset.

Group as Lessee

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date (i.e., the date the underlying asset is available for use). The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset related to property and equipment is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Buildings and improvements are depreciated over useful lives of 2 to 5 years.

In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The right-of-use assets recognized under “Investment property” account are subsequently measured at fair value using income approach. Gains or losses arising from changes in the fair values of right-of-use assets under “Investment property” account are included in profit or loss in the period in which they arise.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise of the following:

•        fixed payments, including in-substance fixed payments, less any lease incentives receivable;

•        variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

•        amounts expected to be payable under a residual value guarantee; and

•        the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. The carrying amount of the lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or a change in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recognized in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases (i.e., lease that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) and leases of low-value assets. The Group recognizes the lease payments associated with these leases as expense on a straight-line basis over the lease term.

Group as Lessor

The Group determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, the lease is classified as a finance lease; if not, it is classified as an operating lease. As part of the assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for the head lease and the sublease separately. It assesses the lease classification of a sublease with reference to the right-of-use asset arising from the head lease. If a head lease is a short-term lease to which the Group applies the recognition exemption, it classifies the sublease as an operating lease.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15, Revenue from Contracts with Customers, to allocate the consideration in the contract.

The Group recognizes lease payments received under operating leases as rent income on a straight-line basis over the lease term.

Operating Lease

Group as Lessee

Leases which do not transfer to the Group substantially all the risks and rewards of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term. Associated costs such as maintenance and insurance are expensed as incurred. Contingent rents are recognized as expense in the period in which they are incurred.

Group as Lessor

Leases where the Group does not transfer substantially all the risks and rewards of ownership of the assets are classified as operating leases. Rent income from operating leases is recognized as income on a straight-line basis over the lease term. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as rent income. Contingent rents are recognized as income in the period in which they are earned.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

Employee Benefits

Short-term Employee Benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Retirement Costs

The Group has no established retirement plan for its permanent employees and only conforms to the minimum regulatory benefit under the Retirement Pay Law (Republic Act No. 7641) which is of the defined benefit type. The cost of providing benefits under the defined benefit retirement plan is actuarially determined using the projected unit credit method. Projected unit credit method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognized in equity and are not reclassified to profit or loss in subsequent period.

The defined benefit retirement liability is the aggregate of the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods.

Defined benefit costs comprise the following:

•        Service costs

•        Net interest on the defined benefit retirement liability

•        Remeasurements of defined benefit retirement liability

Service costs which include current service costs, past service costs and gains or losses on non-routine settlements are recognized as expense in profit or loss. Past service costs are recognized when plan amendment or curtailment occurs.

Net interest on the defined benefit retirement liability is the change during the period as a result of contributions and benefit payments, which is determined by applying the discount rate based on the government bonds to the defined benefit retirement liability. Net interest on the defined benefit retirement liability is recognized as expense or income in profit or loss.

Remeasurements of defined benefit retirement liability comprising actuarial gains and losses are recognized immediately in other comprehensive income in the period in which they arise.

Taxes

Current Tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted by the end of the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred Tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences and the carry forward tax benefits of NOLCO, to the extent that it is probable that sufficient future taxable income will be available against which the deductible temporary differences can be

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

utilized. Deferred tax, however, is not recognized on temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss.

Future taxable profits will be available against which they can be used. If the amount of taxable temporary differences is insufficient to recognize deferred tax asset in full, the future taxable profits, adjusted for reversals of existing temporary differences, are considered based on the business plan of the Group.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting date.

Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off deferred tax assets against deferred tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT. The net amount of tax recoverable from, or payable to, the taxation authority is included as part of “Prepaid expenses and other current assets” or “Accounts payable and other current liabilities” accounts in the consolidated statements of financial position.

Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. Transactions between related parties are on an arm’s length basis in a manner similar to transactions with non-related parties.

Contingencies

Contingent liabilities are not recognized in the consolidated financial statements. These are disclosed in the notes to the consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed in the notes to the consolidated financial statements when an inflow of economic benefits is probable.

Events After the Reporting Date

Post year-end events that provide evidence of conditions that existed at the end of the reporting date (adjusting events) are recognized in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements when material.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.      Significant Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards require management to exercise judgments, make estimates and use assumptions that affect the application of accounting policies and the amounts of assets, liabilities, income and expenses reported in the consolidated financial statements at the reporting date. However, uncertainty about these judgments, estimates and assumptions could result in an outcome that could require a material adjustment to the carrying amount of the affected asset or liability in the future.

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions are recognized in the period in which the judgments and estimates are revised and in any future period affected.

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Existence of a Contract

The Group’s primary document for a contract with a customer is a signed contract to sell.

In addition, part of the assessment process of the Group before revenue recognition is to assess the probability that the Group will collect the consideration to which it will be entitled in exchange for the real estate property that will be transferred to the customer. In evaluating whether collectability of an amount of consideration is probable, an entity considers the significance of the customer’s initial payments in relation to the total contract price. Collectability is also assessed by considering factors such as history of customer, age and pricing of the property. Management regularly evaluates the historical cancellations and back-outs if it would still support its current threshold of customers’ equity before commencing revenue recognition.

In addition, the Group requires a certain percentage of buyer’s payments of total selling price (buyer’s equity), to be collected as one of the criteria in order to initiate revenue recognition. Reaching this level of collection is an indication of buyer’s continuing commitment and the probability that economic benefits will flow to the Group.

Revenue Recognition Method and Measure of Progress

The Group concluded that revenue for real estate sales is to be recognized over time because: (a) the Group’s performance does not create an asset with an alternative use and; (b) the Group has an enforceable right for performance completed to date. The promised property is specifically identified in the contract and the contractual restriction on the Group’s ability to direct the promised property for another use is substantive. This is because the property promised to the customer is not interchangeable with other properties without breaching the contract and without incurring significant costs that otherwise would not have been incurred in relation to that contract. In addition, under the current legal framework, the customer is contractually obliged to make payments to the developer up to the performance completed to date.

The Group has determined that output method used in measuring the progress of the performance obligation faithfully depicts the Group’s performance in transferring control of real estate development to the customers.

Determination of Whether the Group is Acting as a Principal or an Agent

The Group is a principal if it controls the specified good or service before it is transferred to a customer. The Group is an agent if its performance obligation is to arrange for the provision of the specified good or service by another party and the Group does not control the good or service before it is transferred to the customer.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.      Significant Accounting Judgments, Estimates and Assumptions (cont.)

The Group assesses its hotel revenue arrangements against the following indicators to help determine whether it is acting as a principal or an agent:

•        Whether the Group has primary responsibility for providing the services;

•        Whether the Group has inventory risk; and

•        Whether the Group has discretion in establishing prices.

If the Group has determined it is acting as an agent, the Group neither takes title to nor is exposed to inventory risk related to the services; and has no significant responsibility in respect of the services rendered; when the Group collects the revenue from the final customer, all credit is borne by the principal; and the Group cannot vary the selling prices set by the principal. If the Group has determined it is acting as an agent, only the net amount retained is recognized as revenue.

The Group concluded that it is acting as the principal in its hotel revenue arrangements since they have the primary responsibility in providing the services and have the discretion in establishing hotel rates.

Definition of Lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under Philippine Interpretation IFRIC 4. The Group now assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 3.

Right-of-use assets and lease liabilities and as at December 31, 2023 are disclosed in Notes 11 and 26, respectively. Rent expense charged to profit or loss amounted to nil in 2023 and 2022 (Note 24).

Determining Whether an Arrangement Contains a Lease

At inception of an arrangement, the Group determines whether the arrangement is, or contains a lease based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

The Group’s arrangement with the hotel unit owners to operate the units for hotel operations is dependent on the use of the units and conveys a right to control the use of these units. Hence, the Group assessed that the arrangement with the hotel unit owners is in substance, a lease arrangement (Note 26).

Determining the Lease Term of Contracts with Renewal Options

The Group determines the lease term as the noncancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised.

The Group has several lease contracts that include extension options. At lease commencement date, the Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew the lease by considering all relevant factors that create an economic incentive for it to exercise the renewal option. The Group reassess whether it is reasonably certain to exercise the options if there is a significant event or change in circumstances within its control.

Determination of Incremental Borrowing Rate on Leases

The Group cannot readily determine the interest rate implicit in its leases. Therefore, it uses the relevant incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Group would pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR, therefore, reflects what the Group would have to pay, which requires estimation when no observable rates are available (such as when the Group does not enter into

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.      Significant Accounting Judgments, Estimates and Assumptions (cont.)

financing transactions) and to make adjustments to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to consider certain contract and entity-specific judgement estimates.

Impairment of Nonfinancial Assets

IFRS Accounting Standards require that an impairment review be performed on property and equipment, computer software licenses, investments in subsidiaries, and investment in associates when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determining the recoverable amounts of these assets requires the estimation of cash flows expected to be generated from the continued use and ultimate disposition of such assets. While it is believed that the assumptions used in the estimation of fair values reflected in the consolidated financial statements are appropriate and reasonable, significant changes in these assumptions may materially affect the assessment of recoverable amounts and any resulting impairment loss could have a material adverse impact on the financial performance.

The combined carrying amounts of property and equipment, intangible assets, and investment in associates amounted to P1,209,772,566, P963,088,925 and P888,327,329 as at December 31, 2023 and 2022 and January 1, 2022, respectively (Notes 11, 13, and 15).

Distinction between Real Estate Inventories and Investment Property

The Group determines whether a property will be classified as inventories or investment property. In making this judgment, the Group considers whether the property is held for sale in the ordinary course of business (real estate inventories) or held primarily to earn rental and capital appreciation and are not substantially for use by, or in the operations of the Group (investment property).

Distinction between Investment Property and Property and Equipment

The Group determines whether a property qualifies as investment property. In making its judgment, the Group considers whether the property generates cash flows largely independent of the other assets held by an entity. Property and equipment or owner-occupied properties generate cash flows that are attributable not only to property but also to the other assets used in the production or supply process.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions cannot be sold separately at the reporting date, the property is accounted for as investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgment is also applied in determining whether ancillary services are so significant that a property does not qualify as investment property. The Group considers each property separately in making its judgment.

Determination of Control

The Parent Company determines control when it is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the entity. The Parent Company controls an entity, if and only if, the Parent Company has all of the following:

a.      power over the entity;

b.      exposure, or rights, to variable returns from its involvement with the entity; and

c.      the ability to use its power over the entity to affect the amount of the Parent Company’s returns.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.      Significant Accounting Judgments, Estimates and Assumptions (cont.)

Provisions and Contingencies

The Group, in the ordinary course of business, sets up appropriate provisions for its present legal or constructive obligations, if any, in accordance with its policies on provisions and contingencies. In recognizing and measuring provisions, management takes risk and uncertainties into account.

No provision for probable losses arising from legal contingencies was recognized in the Group’s financial statements as at December 31, 2023 and 2022 and January 1, 2022.

Estimates and Assumptions

The key estimates and assumptions used in the consolidated financial statements are based on management’s evaluation of relevant facts and circumstances as at the date of the Group’s consolidated financial statements. Actual results could differ from such estimates.

Revenue and Cost Recognition

The Group’s revenue recognition policies require management to make use of estimates and assumptions that may affect the reported amounts of revenues and costs. The Group’s revenue from real estate sales is recognized based on the percentage of completion. It is measured principally on the basis of the estimated completion of a physical proportion of contract work, and by reference to the actual costs incurred to date over the estimated total costs of the project. Changes in estimate may affect the reported amounts of revenue in real estate sales and receivables. There were no changes in the assumptions or basis for estimation during the year.

Revenue recognized related to real estate contracts amounted to P1,296,109,857 and P1,125,498,880 in 2023 and 2022, respectively. Cost recognized related to real estate contracts amounted to P606,661,713 and P693,766,791 in 2023 and 2022, respectively.

Assessment for ECL on Trade Receivables and Installment Contracts Receivables.    The Group, applying the simplified approach in the computation of ECL, initially uses a provision matrix based on historical default rates over a two-year period for trade receivables. The Group also uses appropriate groupings if its historical credit loss experience shows significantly different loss patterns for different customer segments. The Group then adjusts the historical credit loss experience with forward-looking information on the basis of current observable data affecting each customer segment to reflect the effects of current and forecasted economic conditions.

The Group has assessed that the forward-looking default rate component of its ECL on rent receivable is not material because substantial amount of trade and other receivables are normally collected within one year. Moreover, based on management’s assessment, current conditions and forward-looking information does not indicate a significant increase in credit risk exposure of the Group from its trade and other receivables.

For installment contracts receivables, the Group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience for two years, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group used the vintage analysis accounts for expected credit losses by calculating the cumulative loss rates of a given installment contracts receivables pool. It derives the probability of default from the historical data of a homogenous portfolio that share the same origination period. The information on the number of defaults during fixed time intervals of the accounts is utilized to create the PD model. It allows the evaluation of the loan activity from its origination period until the end of the contract period.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.      Significant Accounting Judgments, Estimates and Assumptions (cont.)

The probability of default is applied to the estimate of the loss arising on default which is based on the difference between the contractual cash flows due and those that the Group would expect to receive, including from the repossession of the subject real estate property, net of cash outflows. For purposes of calculating loss given default, accounts are segmented based on facility/collateral type and completion. In calculating the recovery rates, the Group considered collections of cash and/or cash from resale of real estate properties after foreclosure, net of direct costs of obtaining and selling the real estate properties after the default event such as commission, refurbishment, payment required under Maceda Law and cost to complete (for incomplete units).

The assessment of the correlation between historical observed default rates, forecast economic conditions (inflation and interest rates) and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

There was no trade receivables written-off in 2023 and 2022. The carrying amount of installment contract receivables amounted to P1,846,824,698, P1,534,193,970 and P931,522,644 as of December 31, 2023 and 2022 and January 1, 2022, respectively (Note 7).

Assessment for ECL on Financial Assets at Amortized Cost.    The Group determines the allowance for ECL using general approach based on the probability-weighted estimate of the present value of all cash shortfalls over the expected life of financial assets at amortized cost. ECL is provided for credit losses that result from possible default events within the next 12 months unless there has been a significant increase in credit risk since initial recognition in which case ECL is provided based on lifetime ECL.

When determining if there has been a significant increase in credit risk, the Group considers reasonable and supportable information that is available without undue cost or effort and that is relevant for the particular financial instrument being assessed such as, but not limited to, the following factors:

•        actual or expected external and internal credit rating downgrade;

•        existing or forecasted adverse changes in business, financial or economic conditions; and

•        actual or expected significant adverse changes in the operating results of the borrower.

The Group also considers financial assets at day one to be the latest point at which lifetime ECL should be recognized unless it can demonstrate that this does not represent a significant risk in credit risk such as when non-payment was an administrative oversight rather than resulting from financial difficulty of the borrower.

The Group has assessed that the ECL on other financial assets at amortized cost is not material because majority of the transactions with respect to these financial assets were entered into by the Group only with reputable banks and counterparties with good credit standing and relatively low risk of defaults. Accordingly, no provision for ECL on financial assets at amortized cost was recognized in 2023 and 2022. The carrying amounts of other financial assets at amortized cost are as follows:

	Note	December 31, 2023	December 31, 2022	January 1, 2022
Cash (excluding cash on hand)	6, 30	P 220,728,245	P 435,774,166	P 344,583,246
Receivables (excluding installment contract receivables)	7	143,899,784	147,862,270	178,664,225
Refundable deposits*	9, 15, 30	17,556,005	16,530,954	20,374,596
		P 382,184,034	P 600,167,390	P 543,622,067

____________

*        This is presented as part of “Prepaid expenses and other current assets” and “Other Noncurrent assets” accounts.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.      Significant Accounting Judgments, Estimates and Assumptions (cont.)

Write-down of Inventories

The Group writes-down the costs of real estate and hotel inventories to NRV whenever NRV becomes lower than cost due to damage, physical deterioration, obsolescence, changes in price levels or other causes.

Estimates of NRV of real estate and hotel inventories are based on the most reliable evidence available at the time the estimates are made of the amount the real estate and hotel inventories are expected to be realized. These estimates take into consideration fluctuations of price or cost directly relating to events occurring after the reporting date to the extent that such events confirm conditions existing at the reporting date. The level of hotel inventories’ write-down is evaluated by management based on the movements and current condition of inventory items. The Group reviews the stocks’ age and physical condition and identifies items that are to be written down on a continuous basis. The NRV is reviewed periodically to reflect the accurate valuation in the financial records.

No inventory was written down to its NRV in 2023 and 2022.

The carrying amount of the Group’s inventories amounted to P1,336,554,394, P1,303,471,434 and P1,093,708,327 as at December 31, 2023 and 2022 and January 1, 2022, respectively (Note 8).

Estimated Useful Lives of Property and Equipment and Intangible Assets with Finite Lives

The Group estimates the useful lives of property and equipment and intangible assets with finite lives (computer software licenses and franchise fee) based on the periods over which the assets are expected to be available for use. The estimated useful lives of property and equipment and capitalized software are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets.

In addition, the estimation of the useful lives of property and equipment and intangible assets with finite lives is based on collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property and equipment and intangible assets with finite lives would increase recorded depreciation and amortization expenses and decrease noncurrent assets.

The Group’s accumulated depreciation of property and equipment amounted to P127,743,369, P112,309,822 and P101,372,441 as at December 31, 2023 and 2022 and January 1, 2022, respectively. The carrying amount of the Group’s property and equipment amounted to P628,756,352 and P382,038,879 as at December 31, 2023 and 2022, respectively (Note 11).

The Group’s accumulated amortization of intangible assets with finite lives amounted to P9,381,811, P8,572,828 and P7,978,801 as at December 31, 2023 and 2022 and January 1, 2022, respectively. The carrying amount of the Group’s intangible assets with finite lives amounted to P11,469,760, P8,510,766 and P8,780,273 as at December 31, 2023 and 2022 and January 1, 2022, respectively (Note 15).

Assessing Significant Influence over an Associate

The Group determined that it exercises significant influence over its associate by considering, among others, its ownership interest (holding 20% or more than of the voting power in the associate), representation on the BOD and participation in policy-making of the associate.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.      Significant Accounting Judgments, Estimates and Assumptions (cont.)

Fair Value Measurement of Investment Property

The Group carries its investment property at fair value, with changes in fair value being recognized in profit or loss. The Group engages independent valuation specialists to determine the fair value. For the investment property, the appraisers used a valuation technique based on comparable market data available for such property.

Unrealized gain from change in fair value of investment property recognized in profit or loss amounted to P232,964,005 and P11,878,000 in 2023 and 2022, respectively. The carrying amount of the Group’s investment property amounted to P546,715,786, P132,513,286 and P119,296,000 as at December 31, 2023 and 2022 and January 1, 2022, respectively (Note 12).

Realizability of Deferred Tax Assets

The Group reviews its deferred tax assets at each reporting date and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. The Group’s assessment on the recognition of deferred tax asset on deductible temporary difference and carryforward benefits of NOLCO is based on the projected taxable income in the following periods.

Deferred tax assets amounted to P75,398,604, P93,185,897 and P52,582,697 as at December 31, 2023 and 2022 and January 1, 2022, respectively (Note 28).

5.      Revenue from Contracts with Customers

The Group derives revenue from the transfer of services over time. The Group’s source of revenue from contract with customer is mainly from vertical real estate sales.

All of the Group’s real estate sales from residential development are from revenue from contracts with customers recognized overtime.

The Group entered into contracts to sell with one identified performance obligation which is the sale of the real estate unit together with the services to transfer the title to the buyer upon full payment of contract price. The amount of consideration indicated in the contract to sell is fixed and has no variable consideration.

Total real estate revenue in 2023 and 2022 amounted to P1,296,109,857 and P1,125,498,880, respectively. Real estate revenue is recognized using percentage of completion method as permitted by FSRSC, based on the estimated completion of a physical proportion of the contract work. Gross profit from real estate revenues amounted to P689,448,144 and P431,732,089 in 2023 and 2022, respectively.

Contract Balances

	Note	December 31, 2023	December 31, 2022 (As restated – Note 32)	January 1, 2022 (As restated – Note 32
Installment contracts receivable:	7
Trade		P 541,614,105	P 479,275,348	P 240,665,320
Contract assets		989,214,075	1,055,216,906	690,857,324
Cost to obtain contract	9	12,678,811	12,584,894	27,279,024
Contract liabilities	20	(85,552,530)	(151,687,148)	(383,707,211)

The movement in contract assets is mainly due to new real estate sales contracts recognized during the period and increase in percentage of completion of the Group’s projects.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.      Revenue from Contracts with Customers (cont.)

Contract assets represent the right to consideration that was already delivered by the Group in excess of the amount recognized as trade installment contracts receivable. This is reclassified as trade installment contracts receivable when the rights become unconditional, in the Group’s case, upon turn-over of units.

Contract liabilities pertain to amounts received from customers in excess of the amount of revenue recognized on the percentage of completion method.

Cost to Obtain Contract

Additions during the year amounted to P19,888,570 and P16,424,296 in 2023 and 2022, respectively. Amount charged to profit or loss, based on percentage of completion, amounted to P23,030,807 and P30,808,094 in 2023 and 2022, respectively (Note 21).

6.      Cash

This account consists of:

	Note	December 31, 2023	December 31, 2022	January 1, 2022
Cash on hand		P 5,667,005	P 3,790,453	P 4,028,247
Cash in banks	30	220,728,245	435,774,166	344,583,246
		P 226,395,250	P 439,564,619	P 348,611,493

Cash in banks earn annual interest at the respective bank deposit rates. Interest income from cash in banks amounted to P172,831 and P671,819 in 2023 and 2022, respectively.

7.      Receivables

This account consists of:

		December 31		January 1,
	Note	2023	2022 (As restated – Note 32)	2022 (As restated – Note 32)
Installment contracts receivable		P 1,561,363,446	P 1,484,996,164	P 914,670,283
Receivables from:
Hotel operations		75,015,932	115,583,523	159,951,998
Unit owners		22,817,044	18,167,864	12,427,238
Tenants		16,224,990	11,832,852	4,710,932
Related parties	25	27,123,197	680,391	115,693
Other receivables		2,718,621	1,597,640	1,458,364
	30	P 1,705,263,230	P 1,632,858,434	P 1,093,334,508

The details of installment contracts receivables — current are as follows:

		December 31		January 1,
	Note	2023	2022 (As restated – Note 32)	2022 (As restated – Note 32)
Installment contracts receivable	5	P 1,864,824,698	P 1,573,283,421	P 927,733,786
Less unearned interest income		—	(39,089,451)	(13,063,503)
Net installment contracts receivable		1,864,824,698	1,534,193,970	914,670,283
Less noncurrent portion		(303,461,252)	(49,197,806)	—
Current portion		P 1,561,363,446	P 1,484,996,164	P 914,670,283

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.      Receivables (cont.)

Installment contracts receivable pertains to receivables from the sale of condominium hotel units. These receivables are collectible in monthly installments over a period of one (1) to three (3) years. Titles to real estate properties are not transferred to the buyers until full payment has been made.

Receivables from hotel operations consist of receivables from corporate hotel guests and are non-interest bearing and generally settled within thirty (30) days.

Receivable from unit owners pertains to real property taxes in “Hotel101-Manila” paid by the Company on behalf of the unit owners.

Receivable from tenants include rent, utilities, common usage service area fees and other charges billed to tenants. These are generally collectible within thirty (30) days.

Other receivables include accrued rent income and receivable from concessionaires.

8.      Inventories

This account consists of:

	December 31, 2023	December 31, 2022	January 1, 2022
Real estate inventories – at cost:
Hotel101-Libis	P 447,730,465	P 309,678,062	P 303,179,148
Hotel101-Davao	374,226,593	379,655,950	358,386,650
Hotel101-Cebu Mactan Airport	230,627,347	349,447,746	166,039,351
Hotel101-Baguio	113,374,654	103,374,654	—
Hotel101-San Vicente Palawan	98,819,554	98,819,554	98,819,554
Hotel101-Boracay	22,400,937	22,400,937	22,400,937
Hotel101-Fort	—	22,909,572	133,289,010
Hotel101-Manila	—	2,484,145	2,484,145
	1,287,179,550	1,288,770,620	1,084,598,795
Hotel inventories – at cost	49,374,844	14,700,814	9,109,532
	P 1,336,554,394	P 1,303,471,434	P 1,093,708,327

Real estate inventories represent the cost of construction, cost of land, and development of completed condominium hotel (condotel) units of the “Hotel101-Manila” and “Hotel101-Fort” project, and in-progress condotel units of “Hotel101-Libis”, “Hotel101-Davao”, “Hotel101-Cebu Mactan Airport”, “Hotel101-San Vicente Palawan”, “Hotel101-Boracay”, and “Hotel101-Baguio”.

Hotel101-Libis

On December 9, 2019, the Group acquired land for Hotel101-Libis. As at December 31, 2023, construction of the project is ongoing.

Hotel101-Davao

On August 22, 2017, the Group acquired a parcel of land in Barrio of Matina, Davao City for the development of Hotel101-Davao. As at December 31, 2023, construction of the project is ongoing.

Hotel101-Cebu Mactan Airport

On March 25, 2019 and November 13, 2019, the Group entered into a Memorandum of Agreement and Deed of Absolute Conveyance, respectively, wherein the Company acquired the land in Cebu. The land was used for the development of Hotel101-Cebu Mactan Airport. As at December 31, 2023, construction of the project is ongoing.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.      Inventories (cont.)

Hotel101-Baguio

In 2022, the Group acquired a parcel of land in Baguio for the development of Hotel101-Baguio. As at December 31, 2023, the project is under design and pre-development preparations.

Hotel101-San Vicente Palawan

On January 8, 2018, the Group purchased a portion of land in Palawan for the development of Hotel101-San Vicente Palawan. As at December 31, 2023, the project is currently under design and on pre-development preparations.

Hotel101-Boracay

In 2018, the Group secured land for development of Hotel 101-Boracay, which will be situated in Boracay Newcoast, Aklan. As at December 31, 2023, the project is currently securing permits in preparation for the start of construction.

Hotel101-Manila

In February 2016, the Group completed its first project located at EDSA Extension, Pasay City. The project is operational.

Hotel101-Fort

In July 2023, the Group completed its project located at C5 Road Corner Target Street Fort Bonifacio, Taguig City. The project is operational.

Real estate inventories recognized as “Cost of real estate sales” amounted to P583,630,906 and P662,958,697 in 2023 and 2022, respectively (Note 21).

Hotel inventories mainly consist of consumable items used in the Group’s hotel operations. The cost of hotel inventories recognized under “Cost of hotel operations” amounted to P24,828,529 and P15,607,545 in 2023 and 2022, respectively
(Note 22).

No inventory write-down was recognized on the Group’s inventories in 2023 and 2022.

9.      Prepaid Expenses and Other Current Assets

This account consists of:

	Note	December 31, 2023	December 31, 2022	January 1, 2022
Prepaid expenses:
Income taxes		P 125,499,486	P 99,683,176	P 102,308,064
Insurance		1,469,009	504,130	852,121
Real property taxes		1,747,177	2,051	470,509
Input VAT		27,829,420	10,181,312	796
Advances to suppliers		17,690,634	21,421,402	9,731,527
Deferred input VAT		14,621,582	12,768,640	48,636,366
Cost to obtain contract – net	5	12,678,811	12,584,894	27,279,024
Refundable deposits		3,855,416	3,836,237	3,657,640
Output VAT receivable		1,066,123	2,138,707	3,657,376
Others		9,508,512	6,729,727	3,052,945
		P 215,966,170	P 169,850,276	P 199,646,368

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.      Prepaid Expenses and Other Current Assets (cont.)

Input VAT represents accumulated input taxes from purchases of goods and services for business operations and purchases of materials and services for the building, condotel and hotel operations which can be applied against future output VAT.

Advances to suppliers pertain to payments to suppliers for services not yet delivered.

Deferred input VAT represents accumulated input taxes from accruals of recurring fixed expenses from services for business operations and building operations which can be applied against future output VAT upon actual payment or billing.

Output VAT receivable represents advance payment of output VAT paid to BIR from buyers with more than 25% collection.

Cost to obtain contract represents commissions paid to brokers and marketing agents on the sale of pre-completed real estate units and is charged to cost of real estate sales in the period in which the related revenue is recognized as earned.

Prepaid income taxes represent unused tax credits which can be applied against any future income tax liability.

Prepaid real property taxes, rent, insurance and other prepaid expenses are normally utilized within one (1) year.

Refundable deposits pertain to non-interest bearing deposits paid to and held by the Group’s lessor.

10.    Advances to Contractors

Advances to contractors amounting to P1,115,278,904, P468,865,671 and P327,973,857 as at December 31, 2023 and 2022 and January 1, 2022, respectively, pertain primarily to amounts paid to contractors as downpayment for the construction and development of condotel units of “Hotel101-Davao”, “Hotel101-San Vicente Palawan”, “Hotel101-Libis”, “Hotel101-Boracay”, “Hotel101-Cebu Mactan Airport”, “Hotel101-Baguio”, “Hotel101-Cagayan de Oro”, “Jinjiang Inn-Palawan”, and “Jinjiang inn-Boracay Newcoast”. The account also includes advance payments for soil investigation, excavation, surveying, geotechnical, traffic impact assessment and relocation for Hotel101 and Jinjiang Inn projects. These advances are expected to be utilized upon completion of the contracts.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.    Property and Equipment

The movements and balances of this account consist of:

	Condotel Units	Office Furniture and Equipment	Leasehold Improvements	Room Fixtures and Components	Operating Equipment	Right-of-Use Assets	Total
Cost
January 1, 2022	P 383,862,274	P 17,187,191	P —	P 44,392,441	P 29,857,493	P 16,855,779	P 492,155,178
Additions	—	788,900	—	119,482	1,285,141	—	2,193,523
December 31, 2022	383,862,274	17,976,091	—	44,511,923	31,142,634	16,855,779	494,348,701
Transfer from inventory to property and equipment	92,250,754	—	—	—	—	—	92,250,754
Additions	121,880,400	1,846,482	14,269,103	1,476,967	5,038,570	25,388,744	169,900,266
December 31, 2023	597,993,428	19,822,573	14,269,103	45,988,890	36,181,204	42,244,523	756,499,721

Accumulated Depreciation and Amortization
January 1, 2022	27,059,106	16,340,062	—	25,040,560	21,344,365	11,588,348	101,372,441
Depreciation and amortization	4,017,245	697,712	—	952,670	1,055,809	4,213,945	10,937,381
December 31, 2022	31,076,351	17,037,774	—	25,993,230	22,400,174	15,802,293	112,309,822
Depreciation and amortization	4,285,102	600,304	1,980,803	1,280,002	1,538,500	5,748,836	15,433,547
December 31, 2023	35,361,453	17,638,078	1,980,803	27,273,232	23,938,674	21,551,129	127,743,369

Carrying Amount
December 31, 2023	P 562,631,975	P 2,184,495	P 12,288,300	P 18,715,658	P 12,242,530	P 20,693,394	P 628,756,352
December 31, 2022	P 352,785,923	P 938,317	P —	P 18,518,693	P 8,742,460	P 1,053,486	P 382,038,879
January 1, 2022	P 356,803,168	P 847,129	P —	P 19,351,881	P 8,513,128	P 5,267,431	P 390,782,737

Depreciation and amortization expense is allocated as follows:

	Note	2023	2022
Cost of hotel operations	22	P 1,340,342	P 996,307
General and administrative expenses	24	14,093,204	9,941,074
		P 15,433,546	P 10,937,381

Condotel units pertain to amenities, conference rooms, gym, garden deck, swimming pool. The transfer made in 2023 from real estate inventory to property and equipment refers to the hotel amenities of Hotel101-Fort upon its completion.

The right-of-use assets are recognized at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized.

Total amortization recognized in profit or loss amounted to P5,748,836 and P4,213,945 in 2023 and 2022 respectively. Fully depreciated assets still in use is nil as of December 31, 2023, and 2022.

12.    Investment Property

The movements in the carrying amounts of investment property follow:

Balance at January 1, 2022	P 119,296,000
Unrealized gain from change in fair value of investment property	11,878,000
Additions	1,339,286
December 31, 2022	132,513,286
Unrealized gain from change in fair value of investment property	232,964,005
Transfer from inventory to investment property	181,150,995
Additions	87,500
December 31, 2023	P 546,715,786

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.    Investment Property (cont.)

The Group’s investment properties pertain to the land and building of JinJiang Inn-Ortigas and commercial units in Hotel101-Manila and Hotel101-Fort. These are valued using Fair Value Level 2.

The transfer made in 2023 from real estate inventory to investment property refers to leasable area and parking area of Hotel101-Fort upon its completion.

Valuation Technique and Significant Unobservable Inputs

The fair values of the investment property were arrived at using the Market Data Approach.

Market Data Approach is an approach that considers available market evidences. The aforesaid approach is based on sales and listings of comparable property registered within the vicinity. The technique of this approach requires the establishment of comparable property by reducing reasonable comparative sales and listings to a common denominator. This is done by adjusting the differences between the subject property and those actual sales and listings regarded as comparable. The properties used as basis of comparison are situated within the immediate vicinity of the subject property. The unobservable inputs to determine the market value of the property are the following: location characteristics, size and shape of the lot and time element.

The fair values of land and building that are measured using market data approach are sensitive to the changes in the sales price and listings of comparable property. A significant increase/decrease in the price per square meter of comparable land and buildings will result to a significant increase/decrease in profit or loss. A ten percent (10%) increase/decrease in the sales price/listing price will result to increase/decrease in profit or loss amounting to P112.4 million and P79.72 million for the years ended December 31, 2023 and 2022, respectively.

The fair value of the Group’s investment property has been categorized as Level 2 in the fair value hierarchy based on the inputs used in the valuation techniques.

Rent income earned from the investment properties amounted to P12,420,256 and P8,291,149 in 2023 and 2022, respectively, which is shown as part of “Rent income” account in profit or loss.

No cost of service and direct operating expenses was recognized in 2023 and 2022 from the Group’s investment property that generated rent income.

13.    Investment in Associates

On June 15, 2017, the Group acquired 40% of the equity interest in Contemporain Development Corporation (CDC), a corporation incorporated and operating in the Philippines. The principal activity of CDC is real estate development.

CDC was incorporated on February 21, 2011 to engage in the acquisition, improvement, development, sale and lease of real estate properties.

The Group, through Hotel101WW, on July 28, 2022, Hotel101 Global Pte. Ltd. (H101GPL) to engage in the acquisition, investment, development of real estate properties and ventures. The Group owns 33.33% of H101GPL. As of December 31, 2023, H101GPL’s net asset is United States Dollar (USD) 3.6 million.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.    Investment in Associates (cont.)

The carrying amount of the investment in associates follows:

Cost
January 1, 2022	P 422,347,000
Additions during the year	101,758,795
December 31, 2022	524,105,795
Effect of translation	1,248,642
December 31, 2023	525,354,437

Accumulated Equity in Net Earnings
January 1, 2022	66,417,319
Share in net income	(17,983,834)
December 31, 2022	48,433,485
Share in net loss	(4,241,468)
December 31, 2023	44,192,017

Carrying Amount
January 1, 2022	P 488,764,319
December 31, 2022	P 572,539,280
December 31, 2023	P 569,546,454

CDC was incorporated on February 21, 2011, to engage in the acquisition, improvement, development, sale and lease of real estate properties.

Presented below is CDC’s summary of financial information as of and for the year ended December 31:

	December 31, 2023	December 31, 2022	January 1, 2022
Percentage ownership interest	40%	40%	40%
Current assets	P 273,658,581	P 279,194,236	P 270,061,626
Noncurrent assets	2,454,768,309	2,539,785,383	2,282,160,652
Current liabilities	(481,254,336)	(675,365,878)	(852,998,579)
Noncurrent liabilities	(1,365,014,316)	(1,322,918,619)	(836,346,609)
Net assets (100%)	882,158,238	820,695,122	862,877,090
Group’s share of net assets	352,863,295	328,278,049	345,150,836
Goodwill	142,502,436	142,502,436	143,613,483
Carrying amount of interest in an associate	P 495,365,731	P 470,780,485	P 488,764,319

14.    Deposits for Land Acquisition

Deposits for land acquisition amounting to P164,718,885 as at December 31, 2023 and 2022 and January 1, 2022 pertain to the series of payments made by the Group to acquire real estate properties situated in the province of San Vicente, Palawan which would be the future landsite of the “Jinjiang Inn-Palawan” project. The Transfer Certificate of Title and Deed of Sale will be conveyed to the Group upon full payment of the agreed price in the succeeding years.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.    Other Noncurrent Assets

This account consists of:

	Note	December 31, 2023	December 31, 2022	January 1, 2022
Refundable deposits	30	P 13,700,589	P 12,694,717	P 16,716,956
Intangible assets:
Computer software licenses		8,784,180	5,436,347	5,641,535
Franchise fee		1,036,906	1,425,745	1,814,584
Trademark		1,648,674	1,648,674	1,324,155
		P 25,170,349	P 21,205,483	P 25,497,230

Noncurrent refundable deposits pertain to non-interest bearing utility deposits paid by the Group.

No impairment losses were recognized on the Group’s trademark in 2023 and 2022.

Intangible Assets

Intangible assets consist of:

	Computer Software Licenses	Franchise Fee	Trademark	Total
Cost
January 1, 2022 and December 31, 2022	P 9,602,331	P 5,832,589	P 1,648,674	P 17,083,594
Additions	3,767,977	—	—	3,767,977
December 31, 2023	13,370,308	5,832,589	1,648,674	20,851,571

Accumulated Amortization
January 1, 2022	3,960,796	4,018,005	—	7,978,801
Amortization	205,188	388,839	—	594,027
December 31, 2022	4,165,984	4,406,844	—	8,572,828
Amortization	420,144	388,839	—	808,983
December 31, 2023	4,586,128	4,795,683	—	9,381,811

Carrying Amount
January 1, 2022	P 5,641,535	P 1,814,584	P 1,324,155	P 8,780,274
December 31, 2022	P 5,436,347	P 1,425,745	P 1,648,674	P 8,510,766
December 31, 2023	P 8,784,180	P 1,036,906	P 1,648,674	P 11,469,760

No impairment losses were recognized on the Group’s franchise fee, computer software licenses and trademark in 2023 and 2022.

Amortization charged to “General and administrative expenses” amounted to P594,027 and P600,880 in 2022 and 2021, respectively (Note 24).

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.    Accounts Payable and Other Current Liabilities

	Note	December 31, 2023	December 31, 2022	January 1, 2022
Payable to related parties	30	P 1,408,967,181	P 1,223,272,725	P 962,781,116
Accrued expenses:
Project cost		1,433,367,973	1,213,108,719	788,017,056
Rent		62,598,464	84,133,501	75,759,797
Room meals		25,111,925	31,514,521	26,149,138
Outside services		16,027,176	10,740,212	5,281,213
Utilities		9,805,404	6,863,659	4,546,553
Salaries		8,224,662	5,900,573	4,142,366
Professional fees		3,456,428	2,473,928	1,782,500
Others		75,126,412	68,676,670	43,682,527
Trade payables	30	214,481,986	46,187,370	25,894,989
Dividends payable	25	180,369,612	76,160,990	76,116,853
Payable to government agencies		108,079,225	73,941,600	42,013,563
Customer’s deposit		25,227,662	—	—
Deferred output VAT		23,648,426	22,143,951	39,225,440
Unearned hotel revenues		16,269,675	6,799,842	1,133,937
Unearned rent income	30	481,436	481,436	481,436
		P 3,611,243,647	P 2,872,399,697	P 2,097,008,484

Payable to related parties pertain to liabilities arising from reimbursements and allocation of various operating expenses to the Group for expenses paid by DD for the benefit of the Group. DD charged interest on its advances to the Group at an interest rate of 6%. These advances are generally settled upon demand (Note 25).

Trade payables and accrued expenses are liabilities arising from services provided by the contractors and subcontractors. These are non-interest bearing and are normally settled within thirty (30) days.

Unearned hotel revenues pertain to bookings paid in advance by guests.

Rent pertains to the unpaid unit owners’ share in revenues and rent normally settled within 15 days.

17.    Retention Payable

Retention payable pertains to the amount retained by the Group from its payments to contractors to cover cost of contractors’ noncompliance with the construction of the Group’s projects.

The breakdown of retention payable as at December 31 is as follows:

	December 31, 2023	December 31, 2022	January 1, 2022
Current	P 42,410,803	P 89,667,105	P 59,895,213
Noncurrent	101,162,529	34,754,897	34,754,897
	P 143,573,332	P 124,422,002	P 94,650,110

18.    Notes Payable

On November 22, 2012, the Group obtained a 10-year unsecured loan from a local bank amounting to P120,000,000 to finance the construction of “Jinjiang Inn Ortigas”. Out of the P120,000,000 stated in the contract, P60,000,000 was received in 2012 and the balance of P60,000,000 was received in 2014, with maturity terms of November 2022 and July 2024, respectively. Interest is fixed at 5.5% per annum, with principal and interest due monthly.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.    Notes Payable (cont.)

Classification of the notes payable are as follows:

	Note	December 31, 2023	December 31, 2022	January 1, 2022
Balance at beginning of the year		P 13,508,035	P 28,049,514	P 43,642,456
Payments		(7,946,279)	(14,541,479)	(15,592,942)
	30	5,561,756	13,508,035	28,049,514
Less current portion of long-term notes		5,561,756	7,956,145	15,187,943
Noncurrent portion		P —	P 5,551,890	P 12,861,571

Total interest expense recognized in profit or loss amounted to P573,034 and P1,083,966 in 2023 and 2022, respectively.

All changes in liabilities arising from financing activities arise from cash flow activities. There were no non-cash changes on the Group’s “Notes payable” account as at December 31, 2023 and 2022 and January 1, 2022.

19.    Customers’ Deposits

Customers’ deposits amounting to P187,618,335, P209,260,544 and P134,628,888 as at December 31, 2023 and 2022 and January 1, 2022, respectively, represent nonrefundable reservation fees paid to the Group by prospective buyers from Hotel101-Fort, Hotel101-Davao, and Hotel101-Cebu Mactan Airport projects which are to be applied against the installment contracts receivable upon recognition of revenue. This account also includes unidentified collections from buyers over the related revenue recognized based on the percentage of completion method and transfer of title fees paid in advance by buyers.

20.    Collection in Excess of Cost

Collection in excess of cost represents excess collections from buyers over related revenue recognized based on the percentage of completion method.

The breakdown of collection in excess of cost as at December 31 is as follows:

	December 31, 2023	December 31, 2022	January 1, 2022
Current	P 69,505,274	P 67,786,469	P 337,447,634
Noncurrent	16,047,256	83,900,679	46,259,577
	P 85,552,530	P 151,687,148	P 383,707,211

21.    Cost of Real Estate Sales

This account consists of:

	Note	2023	2022
Construction costs		P 515,028,835	P 601,117,399
Cost to obtain contract	5	23,030,807	30,808,094
Land and land development costs		12,902,882	3,488,649
Other project costs		55,699,189	58,352,649
	4, 5, 8	P 606,661,713	P 693,766,791

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.    Cost of Hotel Operations

This account consists of:

	Note	2023	2022
Rent	26	P 155,857,743	P 104,785,909
Outside services		70,932,932	42,639,011
Utilities		62,453,183	45,059,313
Booking commission		57,368,505	25,364,920
Room meals		56,301,156	52,980,436
Laundry and pressing		31,586,605	18,422,740
Salaries and wages		22,108,087	18,773,768
Room supplies		21,704,192	13,819,348
Subscription		8,429,487	7,513,195
Employee meals and water		8,076,949	4,752,909
Depreciation		1,340,342	996,307
Others		7,237,856	5,517,609
		P 503,397,037	P 340,625,465

Rent includes unit owners’ share in revenues in “Injap Tower Hotel”, “Hotel101-Manila” and Hotel101-Fort projects, which is equivalent to a fixed rate of room revenues, net of VAT and other applicable taxes as stipulated in the agreement entered between the Group and the unit owners. As a result of the agreement, the unit owners deliver and assign to the Group all their rights and interests in their respective units and their undivided rights in the hotel’s common facilities, in return, the Group manages and operates the said projects into a full-service hotel facility.

Others primarily include food and beverage expense, transport expense for guest and minibar supplies expense.

23.    Selling Expenses

This account consists of:

	2023	2022
Broker’s commission	P 5,745,982	P 6,658,323
Marketing	5,517,972	6,420,185
Advertising	2,154,778	1,804,696
	P 13,418,732	P 14,883,204

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.    General and Administrative Expenses

This account consists of:

	Note	2023	2022
General and administrative allocated costs	25	P 127,024,649	P 143,124,403
Taxes and licenses		24,013,720	45,361,146
Depreciation and amortization	11, 15	14,902,187	10,535,101
Salaries, wages and employee benefits		14,213,927	11,118,931
Bank charges		12,658,002	5,905,015
Repairs and maintenance		9,159,830	12,110,851
Professional fees		7,767,932	6,854,739
Processing		5,869,257	892,800
Sponsorship		5,772,238	6,502,379
Utilities		4,034,013	1,322,978
Representation		3,801,870	1,032,905
Travel and transportation		3,403,269	663,741
Insurance		3,272,718	3,697,998
Contracted services		2,064,833	1,272,996
Communication		1,660,790	1,210,465
Supplies		1,558,181	1,006,378
Trainings		1,355,600	337,125
Retirement costs	27	643,291	786,361
Rent	26	387,756	727,449
Subscriptions		216,103	366,189
Penalties		95,531	125,665
Miscellaneous		2,589,136	1,122,468
		P 246,464,833	P 256,078,083

25.    Related Party Transaction

The Group, in the normal course of business, has transactions with its related parties as follows:

				Outstanding Balances
Category	Year	Ref	Amount of Transaction	Receivables	Due from Related Parties	Payables	Due to Related Parties	Terms and Conditions
Ultimate Parent Company
Cash advances granted	2023	a	P —	P —	P —	P —	P —	Due and demandable;
	2022	a	189,000,000	—	606,806,151	—	—	unsecured; payable in cash
Interest expense	2023	a	150,663,955	—	—	593,988,236	—	Due and demandable;
	2022	a	76,528,055	—	—	477,415,195	—	non-interest bearing; unsecured; payable in cash
General and administrative allocated costs	2023	b	127,024,649	—	—	797,538,560	—	Due and demandable;
	2022	b	143,124,403	—	—	726,395,257	—	non-interest bearing; unsecured; payable in cash

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.    Related Party Transaction (cont.)

				Outstanding Balances
Category	Year	Ref	Amount of Transaction	Receivables	Due from Related Parties	Payables	Due to Related Parties	Terms and Conditions
Reimbursements	2023	c	—	—	—	16,272,959	7,519,998	Due and demandable;
	2022	c	19,926,189	—	—	18,671,160	7,350,737	non-interest bearing; unsecured; payable in cash
Rental	2023	d	12,722,131	—	—	1,169,164	—	Due and demandable;
	2022	d	8,030,786	—	—	835,250	—	non-interest bearing; unsecured; payable in cash
Dividends	2023	f	104,251,021	—	—	180,367,874	—	Due and demandable;
	2022	f	77,677,973	—	—	76,116,853	—	non-interest bearing; unsecured; payable in cash
Cash advances received	2023	a	—	—	—	—	420,726,998	Payable more than a year after reporting period;
	2022	a	176,406,883	—	—	—	910,249,155	non-interest bearing; unsecured; payable in cash
Other Related Party
Reimbursements	2023	c	26,442,807	27,123,197	1,889,874	—	—	Due and demandable;
	2022	c	564,696	680,391	—	—	—	non-interest bearing; unsecured; collectible in cash; no impairment
Cash advances	2023	g	—	—	—	—	262,500,000	Payable more than a year after reporting period; noninterest bearing; unsecured; payable in cash
	2022	g	262,500,000	—	—	—	262,500,000
Land acquisition	2023	e	—	—	—	—	323,833,635	Payable by way of condo units
	2022	e	—	—	—	—	323,833,635
	2023	30		P 27,123,197	P 1,889,874	P 1,589,336,793	P 1,014,580,631
	2022	30		P 680,391	P 606,806,151	P 1,299,433,715	P 1,503,933,527

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.    Related Party Transaction (cont.)

a.      Cash Advances to and from Ultimate Parent Company

Cash advances to DD pertains to unsecured advances granted for working capital requirements. Cash advances received from DD pertains to unsecured and interest bearing advances for working capital requirements. Charged interest to the Group at an interest rate of 6%. Interest expense recognized in profit or loss amounted to P150,663,955 and P76,528,055 in 2023 and 2022, respectively. As at January 1, 2022, outstanding payables, due from related parties and due to related parties amounted to P385,881,082, P417,635,177 and P733,842,272, respectively.

b.      General and Administrative Allocated Costs

General and administrative allocated costs for all administrative, manpower, managerial and other overhead costs and expenses incurred by DD for the benefit of the Group amounted to P127,024,649 and P143,124,403 in 2023 and 2022, respectively. The balance to be paid to the related party includes VAT. These are reimbursable within one year from the date of payment. As at
January 1, 2022, outstanding payable amounted to P556,869,984.

c.      Reimbursements

The amount pertains to various operating expenses advanced by related parties and these advances are generally settled upon demand. As at January 1, 2022, outstanding payables and due to related parties amounted to P19,604,271 and P6,300,479, respectively.

d.      Rental

The amount pertains to rental fees in connection with the rental of Injap Tower Hotel units from Ultimate Parent Company. These are non-interest bearing and generally settled within thirty (30) days. Related outstanding payables as at January 1, 2022 amounted to P425,779.

e.      Land Acquisition

In 2016, the Group entered into a Memorandum of Agreement and Deed of Absolute Conveyance for “Hotel101-Fort” project with a minority shareholder in relation to the transfer of land owned by the minority shareholder in exchange of 60 condotel units plus a portion of the deck referred to as the “Deck Unit”.

In 2018, the Group entered into a Memorandum of Agreement and Deed of Absolute Conveyance for “Hotel101-Davao” project with a minority shareholder in relation to the transfer of land owned by the minority shareholder in exchange of 80 condotel units plus 50% of the ground floor commercial units.

In 2019, the Group entered into a Memorandum of Agreement and Deed of Absolute Conveyance for “Hotel101-Cebu Mactan Airport” project with a minority shareholder in relation to the transfer of land owned by the minority shareholder in exchange of 87 condotel units and 3 commercial units.

Upon receipt of the Deeds of Absolute Conveyance, land acquired for the projects were subsequently recognized as additions to inventories in the statements of financial position. As at December 31, 2023 and 2022 and
January 1, 2022, the Group has not yet fully settled its payables in relation to the land acquired, pending the completion of the above-mentioned projects. Related outstanding balance as at January 1, 2022 amounted to P323,833,635.

f.       Dividends

The amount pertains to cash dividends to be paid to DD and other individual stockholders.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.    Related Party Transaction (cont.)

g.      Cash Advances to Other Related Party

The amount pertains to unsecured and non-interest bearing advances from CityMall Commercial Centers, Inc., an entity under common control by the Parent Company.

h.      Key Management Personnel

There is no information with respect to compensation and benefits of key management officers and personnel to be disclosed in accordance with IAS 24, Related Party Disclosures, since the administrative and finance functions of the Group were administered by DD at no cost to the Group except for allocated expenses.

Except when indicated above, all outstanding due from/to related parties are to be settled in cash.

26.    Leases

Group as a Lessor

The Group subleases part of its office space to a lessee. The term of the lease ranges from five (5) to ten (10) years, renewable for the same period under the same terms and conditions. The rent shall escalate by an average of 8.64% each year. These contracts were subsequently renewed for three (3) to five (5) years.

The Group also entered into various noncancellable operating lease agreements among concessionaires located at the ground floor of the “Hotel101-Manila” and “JinJiang Inn Ortigas” projects. The terms of the leases range from one (1) to five (5) years. The income derived from the lease is equivalent to 6% to 12% of the total gross sales.

Upon inception of the lease agreement, the lessee is required to pay a fixed amount of security deposit, presented under “Other noncurrent liabilities” in the consolidated statements of financial position amounting to P1,079,900 as of December 31, 2023 and 2022 and January 1, 2022.

Rent income recognized amounted to P12,420,256 and P8,291,149 in 2023 and 2022, respectively (Note 12). Total contingent rent income amounted to P8,091,045 and P4,831,377 in 2023 and 2022, respectively. Total fixed rent income amounted to P4,329,211 and P3,459,772 in 2023 and 2022, respectively.

The scheduled maturities of non-cancellable minimum future rental collections are as follow:

	December 31, 2023	December 31, 2022	January 1, 2022
Within one year	P 4,855,555	P 4,774,067	P 1,230,425
Between one and five years	7,936,059	12,791,614	—
	P 12,791,614	P 17,565,681	P 1,230,425

Group as a Lessee

The Group leases its office and advertising spaces from a lessor. The terms of the lease are one (1) to five (5) years, renewable on the same terms and conditions.

The Group’s lease commitment with respect to its lease of office space agreement qualify under IFRS 16 for the recognition of right-of-use asset and lease liability. Lease for a sales office space with lease term of less than one year was expensed during the year. Related right-of-use assets were disclosed in Note 11.

The Group also has a joint venture arrangement with each of the hotel unit owners to whom hotel units were sold, where the Group operates the hotel and obtains an agreed share in the revenues, resulting to a sale and operating leaseback. The sales reflect fair values and are included in “Real estate sales” account in the consolidated statements of comprehensive income. Rent expense was recognized as part of “Cost of hotel operations” account in profit and loss amounting to P155,857,743 and P104,785,909 in 2023 and 2022, respectively (Note 22).

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.    Leases (cont.)

“Cost of hotel operations” account in the consolidated statements of comprehensive income.

Under the terms of the covering lease agreements, the Group was required to make advance rentals and refundable deposits, shown as part of “Prepaid expenses and other current assets” and “Other noncurrent assets” accounts in the consolidated statements of financial position (Notes 9 and 15).

Maturity analysis of lease payments under IFRS 16 are disclosed in Note 30.

The scheduled maturities of non-cancellable discounted minimum future rental payments are as follows:

	December 31, 2023	December 31, 2022	January 1, 2022
Within one year	P 7,225,177	P —	P 1,349,232
Between one and five years	16,670,984	—	—
	P 23,896,161	P —	P 1,349,232

The amount recognized in the consolidated statements of comprehensive income are as follows:

	Note	2023	2022
Amortization of right-of-use asset	11	P 5,748,836	P 4,213,945
Interest on lease liabilities		1,199,862	299,335
Expenses relating to short-term leases		527,042	855,128
		P 7,475,740	P 5,368,408

Total expenses relating to short-term leases and low value assets amounted to P527,042 and P855,128 in 2023 and 2022, respectively, were recognized in “Cost of hotel operations” account in profit or loss (Note 24 and 25).

Rent expense was recognized as part of “Cost of hotel operations” account in profit and loss amounting to P155,857,743 and P104,785,909 in 2023 and 2022, respectively (Note 22).

Total lease payments amounted to P7,676,257.41 and P5,318,260 in 2023 and 2022, respectively.

27.    Retirement Benefit Liability

The Group does not have an established retirement plan and only conforms to the minimum regulatory benefit under Republic Act. No. 7641, The Retirement Pay Law, which is of the defined benefit type and provides a retirement benefit equal to 22.5 days’ pay for every year of credited service for employees who attain the normal retirement age of sixty (60) with at least five (5) years of service.

The present value of the defined benefit obligation (DBO) is shown below:

	December 31, 2023	December 31, 2022	January 1, 2022
Beginning of year	P 2,125,932	P 2,808,635	P 2,582,765
Current service cost	485,972	640,312	764,209
Interest cost	157,319	146,049	108,476
	2,769,223	3,594,996	3,455,450
Actuarial loss (gain) from:
Changes in financial assumptions	(553,986)	(1,253,461)	(782,948)
Experience adjustments	647,131	(215,603)	136,133
	93,145	(1,469,064)	(646,815)
End of year	P 2,862,368	P 2,125,932	P 2,808,635

Retirement costs recognized in profit or loss amounted to P643,291 and P786,361 in 2023 and 2022, respectively, which was charged to “General and administrative expenses” account in profit or loss (Note 24).

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.    Retirement Benefit Liability (cont.)

Defined benefit cost, net of tax, recognized under “Other comprehensive income or loss” amounted to a loss of P69,859 and a gain of P1,101,798 in 2023 and 2022, respectively.

Retirement benefit obligation recorded under “Other noncurrent liabilities” amounted to P2,862,369, P2,125,932 and P2,808,635 as at December 31, 2023 and 2022 and January 1, 2022, respectively.

The following were the principal actuarial assumptions at the reporting date:

	2023	2022
Discount rate	6.20%	7.40%
Future salary increases	7.40%	5.00%

Assumptions regarding future mortality are based on the 2001 CSO Table — Generational. The average expected remaining working life of employees retiring at the age of 60 is 31.82 and 33.14 for both males and females in 2023 and 2022, respectively.

The weighted-average duration of DBO is 15 years in 2023 and 2022, respectively.

The DBO is exposed to actuarial, longevity and interest rate risks.

There were no contributions made in 2023 and 2022.

Maturity Profile of the DBO

December 31, 2023
	Carrying Amount	Contractual Cash Flows	Within 1 Year	Within 1 – 5 Years	More than 5 Years
DBO	P 2,862,369	P 96,465,061	P —	P —	P 96,465,061
December 31, 2022
	Carrying Amount	Contractual Cash Flows	Within 1 Year	Within 1 – 5 Years	More than 5 Years
DBO	P 2,125,932	P 79,828,216	P —	P —	P 79,828,216
	January 1, 2022
	Carrying Amount	Contractual Cash Flows	Within 1 Year	Within 1 – 5 Years	More than 5 Years
DBO	P 2,808,635	P 81,343,047	P —	P —	81,343,047

Asset-liability Matching Strategies to Manage Risks

The Group does not have a formal retirement plan and therefore has no plan assets to match against the liabilities under the retirement obligation.

Funding Arrangements

The Group does not have a formal retirement plan and benefit claims under the retirement obligations are paid directly by the Group when they become due.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.    Income Taxes

Income tax expense consists of:

	2023	2022
Current	P 34,782,590	P 21,649,210
Deferred	113,017,051	61,250,763
	P 147,799,641	P 82,899,973

The reconciliation of the income tax expense computed at the applicable statutory income tax rate to the income tax expense as shown in profit or loss for the years ended December 31 is as follows:

	2023	2022
Income before income tax	P 854,408,876	P 335,945,530
Income tax benefit computed at 25%	P 213,602,219	P 83,986,383
Income tax effects of:
Nontaxable income	(63,783,141)	(3,725,587)
Expired MCIT	5,110,982	5,853,633
Nondeductible expense	16,114,782	5,857,451
Equity in net loss (income) of an associate	(6,146,312)	4,495,959
Tax penalties	—	223
Interest income subjected to final tax	(43,207)	(167,816)
Optional standard deduction	(17,055,682)	(13,400,273)
	P 147,799,641	P 82,899,973

The components of the Group’s net deferred tax asset, relating to temporary differences are shown below.

	December 31, 2023
	Amount	DTL/DTA
Unrealized gain from change in fair value of investment property	P (302,260,692)	P (75,356,118)
Excess of financial realized gross profit over taxable realized gross profit	(695,411,978)	(173,852,995)
Borrowing costs	(30,800,000)	(7,700,000)
Depreciation of investment property	(23,820,894)	(5,955,223)
Rent receivable	(928,307)	(232,077)
Translation reserve	(836,220)	(209,055)
Unearned revenue	(74,789,563)	(18,697,391)
DTL	(1,128,847,654)	(282,002,859)
NOLCO	158,797,690	39,699,422
Other accrued expense	83,585,334	20,896,334
MCIT	11,834,570	11,834,570
Retirement benefits liability	4,331,432	1,082,858
Unrealized foreign exchange gain	813,391	203,348
Lease IFRS 16	6,728,292	1,682,072
DTA	266,090,709	75,398,604
Net DTA	P (862,756,945)	P (206,604,255)

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.    Income Taxes (cont.)

	December 31, 2022
	Amount	DTL/DTA
Unrealized gain from change in fair value of investment property	P (67,430,043)	P (16,857,511)
Excess of financial realized gross profit over taxable realized gross profit	(385,976,813)	(96,494,203)
Unearned interest income on installment contracts receivable	(240,095,701)	(60,023,925)
Borrowing costs	(30,800,000)	(7,700,000)
Depreciation of investment property	(19,982,160)	(4,995,540)
Rent receivable	(928,307)	(232,077)
Translation reserve	(836,220)	(209,055)
Realized foreign exchange gain	(19,608)	(4,903)
DTL	(746,068,852)	(186,517,215)
NOLCO	248,383,805	62,095,951
Other accrued expense	82,916,571	20,709,424
MCIT	8,388,506	8,388,506
Unearned hotel revenues	3,778,695	944,674
Retirement benefits liability	3,594,996	898,749
Unrealized foreign exchange gain	427,018	106,754
Lease IFRS 16	167,350	41,839
DTA	347,656,941	93,185,897
Net DTA	P (398,411,911)	P (93,331,318)
	January 1, 2022
	Amount	DTL/DTA
Unrealized gain (loss) from change in fair value of investment property	P (55,552,043)	P (13,888,011)
Unearned interest income on installment contracts receivable	(167,398,120)	(41,849,530)
Excess of financial realized gross profit over taxable realized gross profit	(63,615,066)	(15,903,767)
Borrowing cost	(30,800,000)	(7,700,000)
Depreciation of investment property	(16,143,426)	(4,035,857)
Unearned revenue	(1,887,210)	(471,803)
Rent receivable per PAS 17	(928,307)	(232,077)
Realized forex	(19,608)	(4,902)
DTL	(336,343,780)	(84,085,947)
NOLCO	112,453,677	28,113,419
Other accrued expenses	42,833,621	10,682,718
MCIT	12,747,233	12,747,233
Retirement liability	2,808,635	702,159
Lease PFRS 16	972,331	243,083
Unrealized forex	380,238	93,103
Translation reserve	3,928	982
DTA	172,199,663	52,582,697
Net DTA	P (164,144,117)	P (31,503,250)

Deferred tax assets are recognized only to the extent that taxable income will be available against which the deferred tax assets can be used. The subsidiaries will recognize a previously unrecognized deferred tax asset to the extent that it has become probable that sufficient future taxable income will allow the deferred tax asset to be recovered.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.    Income Taxes (cont.)

The details of the Group’s NOLCO which are available for offsetting against future taxable income are as follows:

Year Incurred	Amount Incurred	Applied	Expired	Remaining Balance	Year of Expiration
2022	P 135,930,128	P —	P —	P 135,930,128	2025
2021	104,575,821	(81,708,259)	—	22,867,562	2026
2020	7,877,856	(7,877,856)	—	—	2025
	P 248,383,805	P (89,586,115)	P —	P 158,797,690

The details of MCIT, which can be claimed as tax credits against future regular corporate income tax liabilities, are as follow:

Year Incurred	Amount Incurred	Applied	Expired	Remaining Balance	Year of Expiration
2023	P 8,557,046	P —	P —	P 8,557,046	2026
2022	1,494,906	—	—	1,494,906	2025
2021	1,782,618	—	—	1,782,618	2024
2020	5,110,982	—	(5,110,982)	—	2023
	P 16,945,552	P —	P (5,110,982)	P 11,834,570

Corporate Recovery and Tax Incentives for Enterprises (CREATE) Act

On March 26, 2021, the President of the Philippines has approved the Corporate Recovery and Tax Incentives for Enterprises or the CREATE Act, which provides that MCIT is reduced from 2% to 1% effective July 1, 2020 to June 30, 2023.

Effective July 1, 2023, as prescribed by BIR Revenue Memorandum Circular (RMC) No. 69-2023 issued on June 20, 2023, the rate of MCIT for domestic corporations shall be reverted from 1% to 2% of their gross income.

29.    Equity

Capital Stock

On December 6, 2017, the SEC approved the increase in the Parent Company’s authorized capital stock from 250,000 shares to 1,000,000 shares at P1,000 par value.

In compliance with the Share Purchase Agreement, DD, CCBHI and SRDC subscribed additional shares from the increase in the Parent Company’s authorized capital stock in order to maintain their 70%, 15% and 15% respective equity interest in the Group. Details of the additional subscription from these parties are as follows:

	Number of Shares Subscribed	Par Value of Shares Subscribed	Additional Paid-in Capital	Total Subscription Receivable
DD	378,000	P 378,000,000	P 7,567,000	P 385,567,000
CCBHI	81,000	81,000,000	1,621,500	82,621,500
SRDC	81,000	81,000,000	1,621,500	82,621,500
Total	540,000	P 540,000,000	P 10,810,000	P 550,810,000

From the total subscription receivable amounting to P550,810,000, P214,134,750 was received in 2017. The amount includes full payment of the subscribed capital of CCBHI and SRDC as part of the consideration from the purchase of their shares to obtain 70% ownership equity in the Group in 2016. The remaining subscription receivable from DD amounting to P336,675,250 was paid and corresponding shares were issued in 2018.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.    Equity (cont.)

Under the Revised Corporation Code (the “Code”), stock corporations are prohibited from retaining surplus profits (or retained earnings) in excess of their paid-in capital, except when justified by any of the reasons mentioned in the code.

As at December 31, 2023, the Parent Company’s unappropriated retained earnings, if calculated based on the computation per SEC Memorandum Circular No. 16-2023, Revised Guidelines on the Determination of Retained Earnings Available for Dividend Declaration, is in excess of 100% of its paid-in capital stock.

The Parent Company is finalizing its options on the plans to address the excess retained earnings and has not made any other appropriation or restriction of its excess retained earnings as at December 31, 2023.

Dividend Declaration

On June 1, 2023, the Group’s BOD approved the declaration of cash dividend of P275.80 per share or an aggregate amount of P148,939,378 to stockholders on record date of June 7, 2023, payable on July 7, 2023.

On May 22, 2022, the Group’s BOD approved the declaration of cash dividend of P205.50 per share or an aggregate amount of P110,987,017 to stockholders on record date of May 31, 2022, payable on June 16, 2022.

30.    Financial Risk and Capital Management Objectives and Policies

Objectives and Policies

The Group has significant exposure to the following financial risks primarily from its use of financial instruments:

•        Credit Risk

•        Liquidity Risk

•        Interest Rate Risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risks, and the Group’s management of capital.

The main purpose of the Group’s dealings in financial instruments is to fund its operations and capital expenditures.

The BOD has overall responsibility for the establishment and oversight of the Group’s risk management framework. The BOD has established the Executive Committee, which is responsible for developing and monitoring the Group’s risk management policies. The committee identifies all issues affecting the operations of the Group and reports regularly to the BOD on its activities.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. All risks faced by the Group are incorporated in the annual operating budget. Mitigating strategies and procedures are also devised to address the risks that inevitably occur so as not to affect the Group’s operations and forecasted results. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group’s principal financial assets include cash, receivables, due from related parties and refundable deposits. These financial assets are used to fund the Group’s operations and capital expenditures.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.    Financial Risk and Capital Management Objectives and Policies (cont.)

Credit Risk

In respect of installment contracts receivable, credit risk is managed primarily through credit reviews and an analysis of receivables on a continuous basis. Customer payments are facilitated by post-dated checks. Exposure to bad debts is not significant as titles to real estate properties are not transferred to the buyers until full payment has been made. There are no large concentrations of credit risk given the Group’s diverse customer base.

Credit risk arising from rent receivable is primarily managed through a tenant selection process. Prospective tenants are evaluated on the basis of payment track record and other credit information. In accordance with the provisions of the lease contracts, the lessees are required to deposit with the Group security deposits and advance rentals which helps reduce the Group’s credit risk exposure in case of defaults by the tenants. For existing tenants, the Group has put in place a monitoring and follow-up system. Receivables are aged and analyzed on a continuous basis to minimize credit risk associated with these receivables.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting period follows:

		December 31		January 1, 2022 (As restated – Note 32)
	Note	2023	2022 (As restated – Note 32)
Cash in banks	6	P 220,728,245	P 435,774,166	P 344,583,246
Receivables	7	1,705,263,230	1,632,858,434	1,093,334,508
Due from related parties	25	1,889,874	606,806,151	417,635,177
Refundable deposits*	9, 15	17,556,005	16,530,954	20,374,596
		P 1,705,263,230	P 1,632,858,434	P 1,875,927,527

____________

*        This is presented as part of “Prepaid expenses and other current assets” and “Other noncurrent assets” accounts.

The table below presents the Group’s exposure to credit risk and shows the credit quality of the assets by indicating whether the assets are subjected to 12-month ECL or lifetime ECL. Assets that are credit-impaired are separately presented.

	Financial Assets at Amortized Cost
2023	12-month ECL	Lifetime ECL – not Credit Impaired	Lifetime ECL – Credit Impaired	Total
Cash in banks	P 220,728,245	P —	P —	P 220,728,245
Receivables	7,430,993	1,697,832,237	—	1,705,263,230
Due from related parties	1,889,874	—	—	1,889,874
Refundable deposits*	17,556,005	—	—	17,556,005
	P 247,605,117	P 1,697,832,237	P —	P 1,945,437,354
	Financial Assets at Amortized Cost
2022 (As restated – Note 32)	12-month ECL	Lifetime ECL – not Credit Impaired	Lifetime ECL – Credit Impaired	Total
Cash in banks	P 435,774,166	P —	P —	P 435,774,166
Receivables	2,290,972	1,630,567,462	—	1,632,858,434
Due from related parties	606,806,151	—	—	606,806,151
Refundable deposits*	16,530,954	—	—	16,530,954
	P 1,061,402,243	P 1,630,567,462	P —	P 2,691,969,705

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.    Financial Risk and Capital Management Objectives and Policies (cont.)

	Financial Assets at Amortized Cost
January 1, 2022 (As restated – Note 32)	12-month ECL	Lifetime ECL – not Credit Impaired	Lifetime ECL – Credit Impaired	Total
Cash in banks	P 344,583,246	P —	P —	P 344,583,246
Receivables	95,662,914	997,671,594	—	1,093,334,508
Due from related parties	417,635,177	—	—	417,635,177
Refundable deposits*	20,374,596	—	—	20,374,596
	P 878,255,933	P 997,671,594	P —	P 1,875,927,527

The Group’s process in assessing the ECLs are discussed in Note 4 to the consolidated financial statements.

The following is the aging analysis per class of financial assets as at December 31:

		Neither Past Due nor Impaired	Past Due but not Impaired
2023	Note		1 to 30 Days	31 to 60 Days	More than 60 Days	Impaired	Total
Receivables	7	P 1,061,028,164	P 572,933,305	P 6,189,892	P 65,111,869	P —	P 1,705,263,230
Due from related parties	25	1,889,874	—	—	—	—	1,889,874
Refundable deposits*	9, 15	17,556,005	—	—	—	—	17,556,005
		P 1,080,474,043	P 572,933,305	P 6,189,892	P 65,111,869	P —	P 1,724,709,109

____________

*        This is presented as part of “Prepaid expenses and other current assets” and “Other noncurrent assets” accounts.

2022 (As restated – Note 32)		Neither Past Due nor Impaired	Past Due but not Impaired
	Note		1 to 30 Days	31 to 60 Days	More than 60 Days	Impaired	Total
Receivables	7	P 1,500,279,929	P 3,491,065	P 2,078,455	P 127,008,985	P —	P 1,632,858,434
Due from related parties	25	384,873,327	—	—	221,932,824	—	606,806,151
Refundable deposits*	9, 15	16,530,954	—	—	—	—	16,530,954
		P 1,901,684,210	P 3,491,065	P 2,078,455	P 348,941,809	P —	P 2,256,195,539

____________

*        This is presented as part of “Prepaid expenses and other current assets” and “Other noncurrent assets” accounts.

January 1, 2022 (As restated – Note 32)		Neither Past Due nor Impaired	Past Due but not Impaired
	Note		1 to 30 Days	31 to 60 Days	More than 60 Days	Impaired	Total
Receivables	7	P 992,195,702	P 2,614,721	P 2,861,171	P 95,662,914	P —	P 1,093,334,508
Due from related parties	25	195,702,353	—	—	221,932,824	—	417,635,177
Refundable deposits*	9, 15	20,374,596	—	—	—	—	20,374,596
		P 1,208,272,651	P 2,614,721	P 2,861,171	P 317,595,738	P —	P 1,531,344,281

____________

*        This is presented as part of “Prepaid expenses and other current assets” and “Other noncurrent assets” accounts.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.    Financial Risk and Capital Management Objectives and Policies (cont.)

The following is the credit quality Group’s financial assets:

		2023
	Note	High Grade	Medium Grade	Low Grade	Total
Cash in banks	6	P 220,728,245	P —	P —	P 220,728,245
Receivables	7	1,633,961,469	6,189,892	65,111,869	1,705,263,230
Due from related parties	25	1,889,874	—	—	1,889,874
Refundable deposits*	9, 15	17,556,005	—	—	17,556,005
		P 1,874,135,593	P 6,189,892	P 65,111,869	P 1,945,437,354

____________

*        This is presented as part of “Prepaid expenses and other current assets — net” and “Other noncurrent assets” accounts.

		2022 (As restated – Note 32)
	Note	High Grade	Medium Grade	Low Grade	Total
Cash in banks	6	P 435,774,166	P —	P —	P 435,774,166
Receivables	7	1,503,770,994	2,078,455	127,008,985	1,632,858,434
Due from related parties	25	606,806,151	—	—	606,806,151
Refundable deposits*	9, 15	16,530,954	—	—	16,530,954
		P 2,562,882,265	P 2,078,455	P 127,008,985	P 2,691,969,705

____________

*        This is presented as part of “Prepaid expenses and other current assets — net” and “Other noncurrent assets” accounts.

		January 1, 2022 (As restated – Note 32)
	Note	High Grade	Medium Grade	Low Grade	Total
Cash in banks	6	P 344,583,246	P —	P —	P 344,583,246
Receivables	7	997,671,594	—	95,662,914	1,093,334,508
Due from related parties	25	417,635,177	—	—	417,635,177
Refundable deposits*	9, 15	20,374,596	—	—	20,374,596
		P 1,780,264,613	P —	P 95,662,914	P 1,875,927,527

____________

*        This is presented as part of “Prepaid expenses and other current assets — net” and “Other noncurrent assets” accounts.

The Group assessed the credit quality of unrestricted cash as high grade since this is deposited in reputable banks with low probability of insolvency.

Receivables assessed as high grade pertains to receivables from buyers that had no default in payment; medium grade pertains to receivables from buyers who have history of being 31 to 60 days past due; and low grade pertains to receivables from buyers who have history of being over 60 days past due. Receivable balances are being monitored on a regular basis to ensure timely execution of necessary intervention efforts. The Group performs credit investigation and evaluation of each buyer to establish paying capacity and creditworthiness.

The credit risks for due from related parties and refundable deposits are considered negligible since these are mainly from companies and related parties that are generally financially stable.

Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group manages liquidity risk by forecasting projected cash flows and maintaining balance between continuity of funding and flexibility in operations. Treasury controls and procedures are in place to ensure that sufficient cash is maintained to cover daily operational working capital requirements. Management closely monitors the Group’s future and contingent obligations and sets up required cash reserves as necessary in accordance with internal requirements.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.    Financial Risk and Capital Management Objectives and Policies (cont.)

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	As at December 31, 2023
	Carrying Amount	Contractual Cash Flow	1 Year or Less	1 Year - 5 Years	More than 5 Years
Accounts payable and other current liabilities*	P 3,469,534,128	P 3,469,534,128	P 3,469,534,128	P —	P —
Due to related parties	322,831,510	322,831,510	322,831,510	—	—
Retention payable**	143,573,332	143,573,332	42,410,803	101,162,529	—
Notes payable**	5,561,756	5,561,756	5,561,756	—	—
Security deposits	1,079,900	1,079,900	—	1,079,900	—
Lease liabilities**	21,665,669	21,665,669	6,019,531	15,646,138	—

____________

*        Excluding payables to government agencies and unearned hotel revenues.

**      This includes current and noncurrent portions of the account.

	As at December 31, 2022
	Carrying Amount	Contractual Cash Flow	1 Year or Less	1 Year - 5 Years	More than 5 Years
Accounts payable and other current liabilities*	P 2,872,399,697	P 2,872,399,697	P 2,872,399,697	P —	P —
Due to related parties	1,503,933,527	1,503,933,527	7,350,737	1,496,582,790	—
Retention payable**	124,422,002	124,422,002	89,667,105	34,754,897	—
Notes payable**	13,508,035	13,508,035	7,956,145	5,551,890	—
Security deposits	1,079,900	1,079,900	—	1,079,900	—
Lease liabilities**	1,349,231	1,351,672	1,351,672	—	—

____________

*        Excluding payables to government agencies and unearned hotel revenues.

**      This includes current and noncurrent portions of the account.

	As at January 1, 2022
	Carrying Amount	Contractual Cash Flow	1 Year or Less	1 Year - 5 Years	More than 5 Years
Accounts payable and other current liabilities*	P 2,014,635,544	P 2,014,635,544	P 2,014,635,544	P —	P —
Due to related party	1,063,976,386	1,063,976,386	6,300,479	1,057,675,907	—
Retention payable**	94,650,110	94,650,110	59,895,213	34,754,897	—
Notes payable**	28,049,514	28,049,514	15,187,943	12,861,571	—
Lease liabilities**	1,349,232	1,349,232	1,349,232	—	—
Security deposits	1,079,900	1,079,900	—	1,079,900	—

____________

*        Excluding payables to government agencies and unearned hotel revenues.

**      This includes current and noncurrent portions of the account.

Interest Rate Risk

The Group interest risk management policy is to minimize interest rate cash flow risk exposures to changes in interest rates. The Group has short-term and long-term bank borrowings with fixed interest rates. Therefore, the Group is not subject to the effect of changes in interest rates.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.    Financial Risk and Capital Management Objectives and Policies (cont.)

Fair Values

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash, Due from Related Parties and Accounts Payable and Other Current Liabilities

The carrying amounts of cash, other receivables, due from a related parties and accounts payable and other current liabilities approximate their fair values primarily due to the relatively short-term maturities of these financial instruments.

Installment Contracts Receivable

The fair values are based on the present value of expected future cash flows using the applicable rates for similar types of instruments.

Refundable Deposits, Lease Liabilities and Security Deposits

Refundable deposits, lease liabilities and security deposits are reported at their present values, which approximate the carrying amounts that would fully satisfy the obligations as at reporting date. The carrying amounts of the refundable deposits and security deposits approximate their fair values since the impact of discounting is immaterial.

Notes Payable

The fair value of the interest-bearing fixed-rate short-term and long-term debts is based on the discounted value of expected future cash flows using the applicable market rates for similar types of loans as of reporting date.

Capital Management

Management maintains a sound capital base to ensure the Group’s ability to continue as a going concern in order to support its business and maximize shareholder value. Management uses debt-to-equity ratio to monitor and review the Group’s capital base on a regular basis. The Group’s capital is defined as the total equity as shown in the statements of financial position.

The BOD has overall responsibility for monitoring for capital in proportion to risk. Profiles for capital ratios are set in the light of changes in the Group’s external environment and the risk underlying the Group’s business operations and industry.

The Group is not subject to externally-imposed capital requirements.

31.    Note to Consolidated Statements of Cash Flows

The Company’s noncash activities are as follows:

a.      “Inventories” transferred to “Property and Equipment” amounting to P92,250,754 (Note 11) in 2023.

b.      “Inventories” transferred to “Investment Property” amounting to P181,150,995 (Note 12) in 2023.

c.      Noncash additions to “Investment Property” amounting to P121,880,400 (Note 12) in 2023.

Changes in Liabilities Arising from Financing Activities

	January 1, 2023	Cash Flows	Other Movements	December 31, 2023
Notes payable	P 13,508,035	P (7,946,279)	P —	P 5,561,756
Lease liabilities	1,349,231	(6,272,167)	26,588,605	21,665,669
Total liabilities from financing activities	P 14,857,266	P (14,218,446)	P 26,588,605	P 27,227,425

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.    Note to Consolidated Statements of Cash Flows (cont.)

	January 1, 2022	Cash Flows	Other Movements	December 31, 2022
Notes payable	P 28,049,514	P (14,541,479)	P —	P 13,508,035
Lease liabilities	6,354,383	(5,005,152)	—	1,349,231
Total liabilities from financing activities	P 34,403,897	P (19,546,631)	P —	P 14,857,266

Other movements pertain to recognized subscription payable and interest expense from amortization of lease liabilities and adoption of IFRS 16.

32.    Other Matters

First-time Adoption of IFRS Accounting Standards

As stated in Note 2 to the consolidated financial statements, these are the Group’s first consolidated financial statements prepared in accordance with IFRS Accounting Standards.

The accounting policies set out in Note 3 have been applied in preparing the financial statements for the year ended December 31, 2023, the comparative information presented in these financial statements for the year ended December 31, 2022 and in the preparation of an opening IFRS statement of financial position at January 1, 2022 (the Group’s date of transition).

In preparing its opening IFRS statement of financial position, the Group has adjusted amounts reported previously in financial statements prepared in accordance with Philippine Financial Reporting Standards (PFRS), as modified by the application of the financial reporting reliefs issued and approved by the SEC in response to the COVID-19 pandemic.

The following changes due to transition from PFRS, as modified by the application of the financial reporting reliefs issued and approved by the SEC in response to the COVID-19 pandemic to IFRS Accounting Standards pertain to the recognition of significant financing component requirement of IFRS 15 Revenue from contracts with the customer.

January 1, 2022/December 31, 2021	As Previously Reported	Effect of Restatement	As Restated
Consolidated Statement of Financial Position
Receivables	P 1,110,186,869	P (16,852,361)	P 1,093,334,508
Total current assets	3,497,762,091	(16,852,361)	3,480,909,730
Total assets	4,739,403,959	(16,852,361)	4,722,551,598
Retained earnings	285,791,207	(16,852,361)	268,938,846
Total equity	844,877,636	(16,852,361)	828,025,275
December 31, 2022	As Previously Reported	Effect of Restatement	As Restated
Consolidated Statement of Financial Position
Receivables	P 1,633,156,718	P (298,284)	P 1,632,858,434
Total current assets	4,621,714,869	(298,284)	4,621,416,585
Total assets	6,037,114,385	(298,284)	6,036,816,101
Retained earnings	412,617,412	(298,284)	412,319,128
Total equity	972,114,005	(298,284)	971,815,722

Consolidated Statement of Comprehensive Income
Real estate sales	1,161,411,297	(35,912,417)	1,125,498,880
Interest income	47,343,452	52,466,494	99,809,946
Total income	1,722,165,603	15,554,077	1,738,719,680
Total comprehensive income	238,223,387	15,554,077	254,777,464

HOTEL OF ASIA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.    Other Matters (cont.)

The adjustments have no impact to the consolidated statements of cash flows and income taxes.

Event After Reporting Period

On April 8, 2024, the Parent Company signed a Definitive Merger Agreement with JVSPAC Acquisition Corporation, Hotel101 Global Pte Ltd, DD, and other related parties for the merger of these companies in relation to the planned publicly listing of Hotel101 Global on the NASDAQ. The listing is expected to have an equity value of over US$2.3 billion following the completion of the transaction, which is expected to close during the second half of 2024 subject to regulatory and shareholder approvals and other customary closing conditions.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

	Note	(Unaudited) June 30, 2024	(Audited) December 31, 2023
ASSETS
Current Assets
Cash	6, 30	P 253,664,566	P 226,395,250
Receivables	7, 30	1,819,566,660	1,705,263,230
Due from related parties	26	11,177,992	1,889,874
Inventories	8	1,534,090,354	1,336,554,394
Advances to contractors	10	1,179,160,411	1,115,278,904
Prepaid expenses and other current assets	9	310,373,813	215,966,170
Total Current Assets		5,108,033,796	4,601,347,822

Noncurrent Assets
Installment contracts receivable – noncurrent	7	269,738,477	303,461,252
Property and equipment – net	11	619,740,803	628,756,352
Investment in associates	13	561,933,215	569,546,454
Investment property	12	546,715,786	546,715,786
Deposits for land acquisition	14	164,718,885	164,718,885
Deferred tax assets		61,457,958	75,398,604
Other noncurrent assets	15	22,178,520	25,170,349
Total Noncurrent Assets		2,246,483,644	2,313,767,682
		P 7,354,517,440	P 6,915,115,504

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and other current liabilities	16, 26, 30	P 3,980,367,484	P 3,611,243,647
Lease liabilities	27, 30	6,361,393	6,019,531
Notes payable	18	1,411,525	5,561,756
Income tax payable		23,174,440	16,599,403
Customers’ deposits	19	183,992,906	187,618,335
Collection in excess of cost – current	20	37,396,393	69,505,274
Due to related parties – current	26, 30	241,795,667	322,831,510
Retention payable – current	17	61,233,095	42,410,803
Total Current Liabilities		4,535,732,903	4,261,790,259

HOTEL OF ASIA, INC. AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION — (Continued)

	Note	(Unaudited) June 30, 2024	(Audited) December 31, 2023
Noncurrent Liabilities
Due to related parties – net of current portion	26, 30	P 691,749,121	P 691,749,121
Lease liabilities – net of current portion	27, 30	12,454,192	15,646,138
Retention payable – net of current portion	17	101,162,529	101,162,529
Deferred tax liabilities		268,281,658	282,002,859
Collection in excess of cost – noncurrent	20	23,477,020	16,047,256
Other noncurrent liabilities	27	58,995,543	16,464,095
Total Noncurrent Liabilities		1,156,120,063	1,123,071,998
Total Liabilities		5,691,852,966	5,384,862,257

Equity Attributable to Equity Holders of the Parent Company
Capital stock	29	550,810,000	550,810,000
Retained earnings	29	1,100,421,393	971,637,390
Remeasurement gain on defined benefit liability – net of tax		2,249,308	2,249,308
Translation reserve		5,938,991	1,464,692
		1,659,419,692	1,526,161,390
Non-controlling Interest		3,244,782	4,091,857
Total Equity		1,662,664,474	1,530,253,247
		P 7,354,517,440	P 6,915,115,504

See Notes to the Consolidated Financial Statements.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

		(Unaudited) For the Six Months Ended June 30
	Note	2024	2023
INCOME
Real estate sales	5	P 502,223,891	P 562,189,204
Room revenues		373,607,279	265,415,414
Interest income	6	7,848,805	28,333,166
Room meals		33,084,051	27,469,065
Rent income	12, 27	9,459,733	5,425,328
Food and beverage		2,021,326	2,094,693
Other income	25	12,693,923	11,824,762
		940,939,008	902,751,632
COSTS AND EXPENSES
Cost of real estate sales	8, 21	274,430,262	314,724,029
Cost of hotel operations	22	291,438,306	209,964,271
General and administrative expenses	24	127,052,772	98,679,275
Selling expenses	23	5,434,637	6,942,830
Equity in net loss of an associate	13	12,285,290	42,105,427
Franchise management fees		1,035,212	772,139
Interest expense	18, 26, 27	86,437,183	63,717,603
		798,113,662	736,905,574
INCOME BEFORE INCOME TAX		142,825,346	165,846,058

INCOME TAX EXPENSE	28
Current		16,160,406	47,520,727
Deferred		(1,271,988)	—
		14,888,418	47,520,727
NET INCOME		127,936,928	118,325,331

OTHER COMPREHENSIVE INCOME
Items that can be reclassified to profit or loss
Gain (loss) on exchange differences on translation of foreign operations		5,965,732	(1,351,107)
Deferred tax effect on gain (loss) from translation of foreign operations		(1,491,433)	337,777
		4,474,299	(1,013,330)
TOTAL COMPREHENSIVE INCOME		P 132,411,227	P 117,312,001
Net Income (Loss) Attributable To:
Equity holders of the Parent Company		P 128,784,003	P 119,050,962
Non-controlling interest		(847,075)	(725,631)
		P 127,936,928	P 118,325,331

Total Comprehensive Income (Loss) Attributable To:
Equity holders of the Parent Company		P 133,258,302	P 118,037,632
Non-controlling interest		(847,075)	(725,631)
		P 132,411,227	P 117,312,001

See Notes to the Consolidated Financial Statements.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

		(Unaudited) For the Six Months Ended June 30
	Note	2024	2023
CAPITAL STOCK – P1,000 par value	29
Authorized – 1,000,000 shares
Issued and outstanding – 540,000 shares		P 540,000,000	P 540,000,000
Additional paid-in capital		10,810,000	10,810,000
		550,810,000	550,810,000
RETAINED EARNINGS
Balance at beginning of year		971,637,390	412,319,128
Dividends declared	26, 29	—	(148,939,378)
Net income for the year		128,784,003	119,050,962
Balance at end of year		1,100,421,393	382,430,712
EQUITY ATTRIBUTABLE TO NON-CONTROLLING INTEREST
Balance at beginning of year		4,091,857	5,740,262
Share in net loss for the year		(847,075)	(725,631)
Balance at end of year		3,244,782	5,014,631
REMEASUREMENT GAIN ON DEFINED BENEFIT LIABILITY – Net of tax		2,249,308	2,319,167
TRANSLATION RESERVE – Net of tax		5,938,991	(383,221)
		P 1,662,664,474	P 940,191,289

See Notes to the Consolidated Financial Statements.

HOTEL OF ASIA, INC. AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

		(Unaudited) For the Six Months Ended June 30
	Note	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax		P 142,825,346	P 165,846,058
Adjustments for:
Interest expense	18, 26, 27	86,437,183	63,717,603
Interest income	6	(7,848,805)	(28,333,166)
Depreciation and amortization	11, 15	11,804,502	5,730,541
Equity in net loss of an associate	13	12,285,290	42,105,427
Operating income before working capital changes		245,503,516	249,066,463
Decrease (increase) in:
Receivables		(72,800,734)	(279,741,826)
Inventories		(197,535,960)	(67,869,223)
Due from related parties		(9,288,118)	(240,125,454)
Advances to contractors		(63,881,507)	(375,242,542)
Prepaid expenses and other current assets		(94,407,643)	(92,460,924)
Other noncurrent assets		2,405,849	(5,245,488)
Increase (decrease) in:
Accounts payable and other current liabilities		285,534,947	394,245,545
Due to related parties		(81,035,843)	372,883,143
Collection in excess of cost	20	(24,679,117)	(44,304,657)
Customers’ deposits		(3,625,429)	(10,836,962)
Retention payable		18,822,292	18,023,469
Deferred output tax		42,531,448	68,319,973
Cash generated from (used for) operations		47,543,701	(13,288,483)
Interest received		68,884	95,985
Income tax paid		(9,585,369)	(47,520,726)
Interest paid		(137,627)	(573,034)
Net cash provided by (used in) operating activities		37,889,589	(61,286,258)

CASH FLOWS FROM INVESTING ACTIVITIES
Collection of refundable deposits	15	—	(557,500)
Acquisition of property and equipment	11	(2,202,970)	(23,155,094)
Acquisition of investment property	12	—	(87,500)
Net cash used in investing activities		(2,202,970)	(23,800,094)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of dividends		—	(44,679,241)
Payment of notes payable during the year	18	(4,150,231)	(4,587,950)
Payment of lease liabilities		(3,558,578)	21,211,507
Payment of interest expense for lease liabilities		(708,494)	(393,388)
Net cash used in financing activities		(8,417,303)	(28,449,072)

NET INCREASE (DECREASE) IN CASH		27,269,316	(113,535,424)
CASH AT BEGINNING OF YEAR	6	226,395,250	439,564,619
CASH AT END OF YEAR	6	P 253,664,566	P 326,029,195

See Notes to the Consolidated Financial Statements.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.      Reporting Entity

Hotel of Asia, Inc. (“HOA” or the “Parent Company”) was incorporated and registered with the Philippine Securities and Exchange Commission (SEC) on June 8, 2011 primarily to engage in the business of real estate development including but not limited to residential and condominium projects, to acquire by purchase or lease land and interest in land, to own, hold, impose, promote, develop, subdivide and manage any land owned, held or occupied by the Parent Company, to construct, manage or administer buildings such as condominiums, apartments, hotels, restaurants, stores or other structures and to mortgage, sell, lease or otherwise dispose of land, interests in land and buildings or other structures at any time.

The Parent Company is a 70%-owned subsidiary of DoubleDragon Corporation. (“DD” or the “Ultimate Parent Company”), a domestic corporation primarily engaged in the business of real estate development and real estate investment. DD became a publicly-listed company on April 7, 2014. DD is also the ultimate parent of the Parent Company.

On January 9, 2018, the SEC approved the Parent Company’s application to change its registered office address from 4th Floor, Left Wing, Makati Stock Exchange Plaza, Ayala Avenue, Makati City to DD Headquarters, 10th Floor, Tower 1, DoubleDragon Plaza, DD Meridian Park Corner Macapagal Avenue & EDSA Extension, Bay Area, Pasay City, Metro Manila. The application for the change of registered office address with the BIR is still in process as at June 30, 2024.

2.      Basis of Preparation

Statement of Compliance

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

Authorization for Issuance of the Consolidated Interim Financial Statements

The consolidated interim financial statements were approved and authorized for issuance by the Board of Directors (BOD) on December 23, 2024.

Basis of Preparation

The consolidated interim financial statements have been prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting.

Functional and Presentation Currency

The consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. All financial information expressed in Philippine peso has been rounded off to the nearest peso, unless otherwise stated.

Basis of Consolidation

The consolidated financial statements include the accounts of the Parent Company and the following subsidiaries (collectively referred to as the “Group”):

Subsidiaries	Percentage of Ownership
	June 30, 2024	December 31, 2023
Hotel 101 Management Corporation (Hotel 101)	100	100
CSI Hotels Incorporated (CSI)	50	50
Hotel101 Worldwide Private Limited (Hotel101 WW)	100	100

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2.      Basis of Preparation (cont.)

Hotel 101 was incorporated and registered with the SEC on November 22, 2012, to own, lease, manage and/or operate hotels, resorts and restaurants, and such other business incidental or necessary in the management or operation of hotel.

Hotel 101 started its commercial operations on July 1, 2014. Hotel 101 manages the operations of the following hotels:

Hotel	Location	Start of Operations
Injap Tower Hotel	Iloilo City	July 1, 2014
Jinjiang Inn Makati	Makati City	September 1, 2015
Jinjiang Inn Ortigas	Pasig City	January 1, 2016
Hotel101-Manila	Pasay City	February 18, 2016
Jinjiang Inn Boracay	Malay, Aklan	November 1, 2016
Hotel101-Fort	Taguig City	July 31, 2023

CSI was incorporated and registered with the SEC on August 15, 2011, to engage in the business of operating hotels and resorts. CSI started its commercial operations on January 1, 2016.

Hotel101 WW was incorporated and registered with the Accounting and Corporate Regulatory Authority in Singapore on April 2, 2019, to manage sales, marketing and admin support for real estate projects of the Group.

Non-controlling interests include the interests not held by the Parent Company in CSI in 2024 and 2023.

3.      Summary of Material Accounting Policies

The accounting policies set out below have been applied consistently to all the years presented in these consolidated interim financial statements.

Amendments to Standards and Interpretations

The Group has adopted the following amendments to standards and interpretations starting January 1, 2024 and accordingly, changed its accounting policies. Except as otherwise indicated, the adoption did not have any material impact on the Group’s consolidated interim financial statements.

•        Classification of Liabilities as Current or Noncurrent — 2020 amendments and Non-Current Liabilities with Covenants — 2022 amendments (Amendments to IAS 1, Presentation of Financial Statements). To promote consistency in application and clarify the requirements on determining whether a liability is current or noncurrent, the amendments:

•        removed the requirement for a right to defer settlement of a liability for at least twelve months after the reporting period to be unconditional and instead requires that the right must have substance and exist at the end of the reporting period;

•        clarified that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current and covenants with which the entity must comply after the reporting date do not affect a liability’s classification at that date;

•        provided additional disclosure requirements for non-current liabilities subject to conditions within twelve months after the reporting period to enable the assessment of the risk that the liability could become repayable within twelve months; and

•        clarified that settlement of a liability includes transferring an entity’s own equity instruments to the counterparty, but conversion options that are classified as equity do not affect classification of the liability as current or noncurrent.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

The amendments will apply retrospectively for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted. Entities that have early applied the 2020 amendments may retain application until the 2022 amendments are applied. Entities that will early apply the 2020 amendments after issue of the 2022 amendments must apply both amendments at the same time.

Standards Issued But Not Yet Adopted

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2025. However, the Group has not early adopted the following new or amended standards in preparing these consolidated financial statements.

Effective January 1, 2025

•        Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates). The amendments clarify that a currency is exchangeable into another currency when a company is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

When a currency is not exchangeable, a company needs to estimate a spot rate. The objective in estimating the spot rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments do not specify how to estimate the spot exchange rate to meet the objective and an entity can use an observable exchange rate without adjustment or another estimation technique.

The amendments require new disclosures to help users assess the impact of using an estimated exchange rate on the financial statements, including the nature and financial impacts of the currency not being exchangeable, the spot exchange rate used, the estimation process, and risks to the company because the currency is not exchangeable.

The amendments apply for annual reporting periods beginning on or after 30 June 2025. Earlier application is permitted. Comparative information is not restated and the effect of initially applying the amendments are adjusted to the opening balance of retained earnings, or to the cumulative amount of translation differences if the company uses a presentation currency other than its functional currency.

Financial Instruments

Date of Recognition

The Group recognizes a financial asset or financial liability in the consolidated interim statements of financial position when it becomes a party to the contractual provisions of the instrument. In the case of a regular way purchase or sale of financial assets, recognition is done using settlement date accounting.

Initial Recognition of Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are recognized initially at fair value, except for a trade receivable without a significant financing component from January 1, 2018. The initial measurement, except for those designated as FVPL, includes transaction costs. A trade receivable without a significant financing component is initially measured at the transaction price.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

Financial Assets at Amortized Cost.    A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVPL:

•        it is held within a business model with the objective of holding financial assets to collect contractual cash flows; and

•        its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the financial asset is derecognized, modified or impaired.

The Group’s cash, receivables, due from a related party and refundable deposits under “Prepaid expenses and other current assets” and “Other noncurrent assets” accounts are included in this category (Notes 6, 7, 9, 15 and 26).

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments and maturities that are not quoted in an active market. They are not entered into with the intention of immediate or short-term resale and are not designated as AFS financial assets or financial assets at FVPL.

Subsequent to initial measurement, loans and receivables are carried at amortized cost using the effective interest rate method, less any impairment in value. Any interest earned on loans and receivables is recognized as part of “Interest income” account in the consolidated interim statements of comprehensive income on an accrual basis. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate. The periodic amortization is also included as part of “Interest income” account in the consolidated interim statements of comprehensive income. Gains or losses are recognized in profit or loss when loans and receivables are derecognized or impaired.

Cash includes cash on hand and in banks which are stated at its face value.

The Group’s cash, receivables, due from a related party and refundable deposits included under “Prepaid expenses and other current assets” and “Other noncurrent assets” are included in this category (Notes 6, 7, 9, 15 and 26).

Other Financial Liabilities

This category pertains to financial liabilities that are not designated or classified as at FVPL. After initial measurement, other financial liabilities are carried at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any premium or discount and any directly attributable transaction costs that are considered an integral part of the effective interest rate of the liability. The effective interest rate amortization is included in “Interest expense” account in the consolidated interim statements of comprehensive income. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the amortization process.

The Group’s accounts payable and other current liabilities (excluding payables to government agencies and unearned hotel revenues), due to a related party, notes payable, customers’ deposits, and security deposits included under “Other noncurrent liabilities” are included in this category (Notes 16, 18, 19, 26 and 27).

Derecognition of Financial Assets and Liabilities

Financial Assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

•        the rights to receive cash flows from the asset have expired; or

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

•        the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay them in full without material delay to a third party under a “pass-through” arrangement; and either: (a) has transferred substantially all the risks and rewards of the asset; or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes the associated liability. The transferred asset and the associated liability are measured on the basis that reflects the rights and obligations that the Group has retained.

Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or has expired. When an existing financial liability is replaced by another from the same lender on substantially different terms or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Impairment of Financial Assets

The Group recognizes allowance for expected credit loss (ECL) on financial assets at amortized cost.

ECLs are probability-weighted estimates of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive), discounted at the effective interest rate of the financial asset, and reflects reasonable and supportable information that is available without undue cost or effort about past events, current conditions and forecasts of future economic conditions.

The Group recognizes an allowance for impairment based on either 12-month or lifetime ECLs, depending on whether there has been a significant increase in credit risk since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Group recognizes lifetime ECLs for receivables that do not contain significant financing component. The Group uses provision matrix that is based on the Group’s historical credit loss experience, adjusted for forward-looking factors specific to the borrowers and the economic environment.

At each reporting date, the Group assesses whether financial assets at amortized cost are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired include observable data about the following events:

(a)     significant financial difficulty of the issuer or the borrower;

(b)    a breach of contract, such as a default or past due event;

(c)     the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

(d)    it is becoming probable that the borrower will enter bankruptcy or other financial reorganization;

(e)     the disappearance of an active market for that financial asset because of financial difficulties; or

(f)     the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

The Group considers a financial asset to be in default when a counterparty fails to pay its contractual obligations, or there is a breach of other contractual terms, such as covenants.

The Group directly reduces the gross carrying amount of a financial asset when there is no reasonable expectation of recovering the contractual cash flows on a financial asset, either partially or in full. This is generally the case when the Group determines that the borrower does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

The ECLs on financial assets at amortized cost are recognized as allowance for impairment losses against the gross carrying amount of the financial asset, with the resulting impairment losses (or reversals) recognized in profit or loss.

Classification of Financial Instruments between Debt and Equity

From the perspective of the issuer, a financial instrument is classified as debt if it provides for a contractual obligation to:

•        deliver cash or another financial asset to another entity;

•        exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Group; or

•        satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares.

If the Group does not have an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation, the obligation meets the definition of a financial liability.

Debt Issue Costs

Debt issue costs are considered as an adjustment to the effective yield of the related debt and are deferred and amortized using the effective interest rate method. When a loan is paid, the related unamortized debt issue costs at the date of repayment are recognized in profit or loss.

Offsetting of Financial Instrument

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated interim statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. This is not generally the case with master netting agreements and the related assets and liabilities are presented gross in the consolidated interim statements of financial position.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or most advantageous market must be accessible to the Group.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

The fair value of an asset or liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their best economic interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

• Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;
• Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
• Level 3:	inputs for the asset or liability that are not based on observable market data.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing the categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

Inventories

Real Estate Inventories

Real estate inventories are properties that are acquired and developed or constructed for sale in the ordinary course of business, rather than to be held for rental or capital appreciation. It consists of acquisition cost of land and other related development costs, capitalized borrowings and other capitalized costs.

Real estate inventories are carried at the lower of cost and net realizable value (NRV). NRV is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs to make the sale.

The costs of real estate inventories recognized in profit or loss is determined with reference to the specific costs incurred on the property and allocated to saleable area based on relative size.

Hotel Inventories

Hotel inventories are valued at the lower of cost and Net Realizable Value (NRV). The cost of hotel inventories is determined using the weighted average method and includes all expenditures incurred in acquiring the inventories and in bringing them to their existing location and condition.

NRV is the estimated selling price in the ordinary course of business less the estimated costs of marketing and distribution necessary to make the sale.

The Group maintains an allowance to reduce hotel inventories to NRV at a level considered adequate to provide for potential obsolete inventories. The level of this allowance is evaluated by management based on the movements and current condition of hotel inventory items. Such allowance has been considered in the determination of the NRV of the hotel inventories.

The amount of any write-down of hotel inventories to NRV and all losses of hotel inventories are recognized as expense in the period the write-down or loss occurred. The amount of any reversal of any write-down of hotel inventories arising from an increase in NRV is recognized as a reduction in the amount of hotel inventories recognized as expense in the period in which the reversal occurred.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

Property and Equipment

Property and equipment, except land, are carried at cost less accumulated depreciation, amortization and impairment losses, if any. Land is carried at cost.

Initially, an item of property and equipment is measured at its cost, which comprises its purchase price and any directly attributable costs of bringing the asset to the location and condition for its intended use. Subsequent expenditures are added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will flow to the Group. All other subsequent expenditures are recognized in profit or loss.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets as follows:

Number of Years
Building	50 years
Leasehold improvements	3 – 5 or term of the lease whichever is shorter year
Office furniture and equipment	3 – 10 years
Room fixtures and components	5 – 10 years
Operating equipment	3 – 10 years
Transportation equipment	5 years

Construction-in-progress represents structures under construction and is stated at cost. This includes the costs of construction and equipment and other direct costs. Borrowing costs that are directly attributed to the construction are capitalized during the construction period. Construction in-progress is not depreciated until such time that the relevant assets are ready for use.

Construction in-progress are transferred to the related property and equipment account when the construction and related activities to prepare the property for its intended use are complete, and the property is ready for occupation.

The estimated useful lives and depreciation and amortization methods are reviewed at each reporting date to ensure that they are consistent with the expected pattern of economic benefits from those assets.

When an asset is disposed of, or is permanently withdrawn from use and no future economic benefits are expected from its disposal, the cost, accumulated depreciation and impairment losses, if any, are removed from the accounts and any resulting gain or loss arising from the retirement or disposal is recognized in profit or loss.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed to be either finite or indefinite.

Intangible assets with finite lives are amortized using the straight-line method over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated interim statements of comprehensive income in the expense category consistent with the function of the intangible assets.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

Intangible assets with indefinite useful life such as trademark are not amortized but tested for impairment annually, irrespective of whether there is any indication of impairment. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The following intangibles are recognized and determined by the Group to have finite lives:

Trademark

Trademark has indefinite useful life and is tested for impairment annually. Such intangible asset is not amortized. Useful life of trademark is being reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in useful life assessment from indefinite to finite is made on a prospective basis.

Capitalized Software Licenses

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and install the specific software. Capitalized costs are amortized on a straight-line basis over an estimated useful life of three (3) years as the life of this intangible asset is considered limited.

Subsequent costs a capitalized only when they increase the future economic benefits embodied in the capitalized software to which they relate. All other expenditures are recognized in profit or loss when incurred.

Capitalized software is amortized over the useful life and assessed for impairment whenever there is an indication that the capitalized software may be impaired. The amortization period and the amortization method used for capitalized software with a finite useful life is reviewed at least at each reporting date. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on capitalized software is recognized in profit or loss consistent with the function of the capitalized software.

Amortization is computed using the straight-line method over the estimated useful life of capitalized software with finite life of three (3) years.

Franchise Fee

Franchise fee is amortized over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Amortization of franchise fee is computed using the straight-line method over the estimated useful life of fifteen years.

Investment Property

Investment property consists of properties held to earn rentals and/or for capital appreciation. Initially, investment property is measured at cost including certain transaction costs. Subsequent to initial recognition, investment property, is stated at fair value, which reflects market conditions at the reporting date. The fair value of investment property is determined by independent real estate valuation experts based on recent real estate transactions with similar characteristics and location to those of the Group’s investment property. Gains or losses arising from changes in the fair values of investment property are included in profit or loss in the period in which they arise.

Investment property of the Group is mainly composed of land, building, and commercial condominium units.

Investment property is derecognized either when it is disposed of or when it is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gain or loss on the retirement and disposal of investment property is recognized in profit or loss in the period of retirement or disposal.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

Transfers are made to investment property when there is a change in use, evidenced by ending of owner-occupation or commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of the owner-occupation or commencement of development with a view to sell.

For a transfer from investment property to owner-occupied property or real estate inventories, the deemed cost of property for subsequent accounting is its fair value at the date of change in use. If owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under property and equipment up to the date of change in use. If real estate inventories become an investment property, the Group recognizes the investment property based on its fair value at the time of transfer. Gain or loss from the transfer is recognized in profit or loss.

Investment in Associates

An associate is an entity in which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the investee but is not control or joint control over those policies. The Group’s investment in associates is accounted for using the equity method.

Under the equity method, the investment in associates is initially recognized at cost. The carrying amount of the investment is adjusted to recognize the changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The Group discontinues applying the equity method when their investments in investee companies are reduced to zero. Accordingly, additional losses are not recognized unless the Group has guaranteed certain obligations of the investee companies. When the investee companies subsequently report net income, the Group will resume applying the equity method but only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The Group’s investment represents 40% equity interest in Contemporain Development Corporation (CDC) in 2017 which are accounted for using the equity method. Under the equity method, the investment in associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize the changes in the Group’s share of net assets of the associate since the acquisition date.

The Group’s share in the profit or loss of the associate is recognized as “Equity in net earnings (loss) of an associate” account in profit or loss. Adjustments to the carrying amount may also be necessary for changes in the Group’s proportionate interest in the associate arising from changes in the associate’s other comprehensive income. The Group’s share of those changes is recognized in the consolidated interim statements of comprehensive income. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss with respect to the Group’s net investment in the associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group recalculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value. Such impairment loss is recognized as part of “Others” account in the profit or loss.

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

The financial statements of the associates are prepared for the same reporting period as the Group.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

Impairment of Nonfinancial Assets

The carrying amounts of non-financial assets reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, and if the carrying amount exceeds the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amounts. The recoverable amount of the asset is the greater of fair value less costs of disposal and value in use. The fair value less costs of disposal is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal, the depreciation and amortization charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Revenue Recognition

The Group recognizes revenue from contracts with customers when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenues exclude value-added tax (VAT) and other fees collected on behalf of other parties.

The transfer of control can occur over time or at a point in time. Revenue is recognized at a point in time unless one of the following criteria is met, in which case it is recognized over time: (a) the customer simultaneously receives and consumes the benefits as the Group performs its obligations; (b) the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (c) the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

The Group assesses its revenue arrangements to determine if it is acting as principal or agent. The Group has generally concluded that it is the principal in its revenue arrangements.

The following specific recognition criteria must also be met before revenue is recognized:

•        Real Estate Sales

Revenue from the sale of these real estate projects under pre-completion stage are recognized over time during the construction period (or percentage of completion) since based on the terms and conditions of its contract with the buyers, the Group’s performance does not create an asset with an alternative use and the Group has an enforceable right to payment for performance completed to date.

In measuring the progress of its performance obligation over time, the Group uses the output method. The Group recognizes revenue on the basis of direct measurements of the value to customers of the goods or services transferred to date, relative to the remaining goods or services promised under the contract. Progress is measured using survey of performance completed to date. This is based on the monthly project

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

accomplishment report prepared by the third party surveyor, as approved by the construction manager which integrates the surveys of performance to date of the construction activities for both sub-contracted and those that are fulfilled by the developer itself.

•        Room Revenues from Hotel Operations, Room Meals and Food and Beverage

The Group recognizes revenue from hotel operations at a point in time (i.e., when the related service and goods are rendered or served).

•        Revenue from Other Sources

Interest Income

Interest income is recognized as it accrues using the effective interest method. Interest income from banks which is presented net of final tax is recognized when earned.

•        Rent Income

Rent income from investment property is recognized on a straight-line basis over the lease term and terms of the lease, respectively or based on a certain percentage of the gross revenue of the tenants, as provided under the terms of the lease contract.

•        Other Income

Other income consists of income other than those generated in the ordinary course of business. This is recognized on an accrual basis.

•        Other Operating Income

Other operating income, which includes guest laundry, minibar, shuttle service and other charges, are recognized upon delivery of order or upon rendering of service.

Cost and Expense Recognition

Costs and expenses are recognized when they are incurred and are reported in the consolidated financial statements in the periods to which they relate.

Cost Recognition of Real Estate Sales

The Group recognizes costs relating to satisfied performance obligations as these are incurred taking into consideration the contract fulfillment assets such as connection fees. These include costs of land, land development costs, building costs, professional fees, depreciation, permits and licenses and capitalized borrowing costs. These costs are allocated to the saleable area, with the portion allocable to the sold area being recognized as costs of sales while the portion allocable to the unsold area being recognized as part of real estate inventories.

Cost of Hotel Operations

Cost of hotel operations is charged to operations when incurred.

Expenses are also recognized when a decrease in future economic benefit related to a decrease in an asset or an increase in a liability that can be measured reliably has arisen. Expenses are recognized on the basis of a direct association between costs incurred and the earning of specific items of income; on the basis of systematic and rational allocation procedures when economic benefits are expected to arise over several accounting periods and the association can only be broadly or indirectly determined; or immediately when an expenditure produces no future economic benefits or when, and to the extent that future economic benefits do not qualify, or cease to qualify, for recognition as an asset.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

Contract Balances

•        Receivables

A receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

•        Contract Assets

A contract asset is the right to consideration for performance completed to date that is conditional on an event other than the passage of time. The contract assets are transferred to trade receivables when the rights become unconditional.

•        Contract Liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

•        Costs to Obtain Contract

The incremental costs of obtaining a contract with a customer are recognized as an asset if the Group expects to recover them. The Group has determined that commissions paid to brokers and marketing agents on the sale of pre-completed real estate units are recognized to other current assets when recovery is reasonably expected and are charged to expense in the period in which the related revenue is recognized as earned. Commission expense which did not qualify for capitalization is included in the “Selling expenses” account in the consolidated interim statements of comprehensive income.

Costs incurred prior to obtaining contract with customer are not capitalized but are expensed as incurred.

Amortization, Derecognition and Impairment of Capitalized Costs to Obtain a Contract

The Group amortizes capitalized costs to obtain a contract over the expected construction period using percentage of completion following the pattern of real estate revenue recognition. The amortization is included within cost of sales.

At each reporting date, the Group determines whether the cost to obtain a contract may be impaired. The Group estimates impairment as the excess of the carrying amount of the assets over the remaining amount of consideration that the Group expects to receive less the costs that relate directly to providing services that have not been recognized as expenses under the relevant contract. In determining the estimated amount of consideration, the Group uses the same principles as it does to determine the contract transaction price, except that any constraints used to reduce the transaction price will be removed for the impairment test and the amount is adjusted to reflect the customer’s credit risk.

Significant Financing Components

For contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year, the transaction price is adjusted for the time value money. The financing component is recognized within finance costs or finance income in the consolidated interim statements of comprehensive income.

Expense Recognition

Expenses are recognized when they are incurred and are reported in the consolidated financial statement in the periods to which they relate.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

Expenses are also recognized when a decrease in future economic benefit related to a decrease in an asset or an increase in a liability that can be measured reliably has arisen. Expenses are recognized on the basis of a direct association between costs incurred and the earning of specific items of income; on the basis of systematic and rational allocation procedures when economic benefits are expected to arise over several accounting periods and the association can only be broadly or indirectly determined; or immediately when an expenditure produces no future economic benefits or when, and to the extent that future economic benefits do not qualify, or cease to qualify, for recognition as an asset.

Foreign Currency

Foreign Currency Translations

Transactions in foreign currencies are initially recorded in the respective functional currency of the Group entities at exchange rates at the dates of the transactions.

Monetary assets and monetary liabilities denominated in foreign currencies are translated to the functional currency at exchange rate at the reporting date.

Non-monetary assets and non-monetary liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate when the fair value was determined. Non-monetary items denominated in foreign currencies that are measured based on historical cost are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on translation are recognized in the consolidated interim statements of comprehensive income, except for differences arising on the translation of monetary items that in substance form part of a net investment in a foreign operation and hedging instruments in a qualifying cash flow hedge or hedge of a net investment in a foreign operation, which are recognized in other comprehensive income.

Foreign Operations

The assets and liabilities of foreign operations are translated to Philippine peso at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Philippine peso at average exchange rates for the period.

Foreign currency differences are recognized in other comprehensive income and presented in the “Translation reserve” account in the consolidated interim statements of changes in equity. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to the profit or loss as part of the gain or loss on disposal.

When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of its investment in shares of stock of an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income and presented in the “Translation reserve” account in the consolidated interim statements of changes in equity.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset for a period of time, the Group assesses whether, throughout the period of use:

•        the Group has the right to obtain substantially all the economic benefits from use of the identified asset; and

•        the Group has the right to direct the use of the identified asset.

Group as Lessee

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date (i.e., the date the underlying asset is available for use). The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset related to property and equipment is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Buildings and improvements are depreciated over useful lives of 2 to 5 years.

In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The right-of-use assets recognized under “Investment property” account are subsequently measured at fair value using income approach. Gains or losses arising from changes in the fair values of right-of-use assets under “Investment property” account are included in profit or loss in the period in which they arise.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise of the following:

•        fixed payments, including in-substance fixed payments, less any lease incentives receivable;

•        variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•        amounts expected to be payable under a residual value guarantee; and

•        the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. The carrying amount of the lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or a change in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recognized in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases (i.e., lease that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) and leases of low-value assets. The Group recognizes the lease payments associated with these leases as expense on a straight-line basis over the lease term.

Group as Lessor

The Group determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, the lease is classified as a finance lease; if not, it is classified as an operating lease. As part of the assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for the head lease and the sublease separately. It assesses the lease classification of a sublease with reference to the right-of-use asset arising from the head lease. If a head lease is a short-term lease to which the Group applies the recognition exemption, it classifies the sublease as an operating lease.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15, Revenue from Contracts with Customers, to allocate the consideration in the contract.

The Group recognizes lease payments received under operating leases as rent income on a straight-line basis over the lease term.

Operating Lease

Group as Lessee

Leases which do not transfer to the Group substantially all the risks and rewards of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term. Associated costs such as maintenance and insurance are expensed as incurred. Contingent rents are recognized as expense in the period in which they are incurred.

Group as Lessor

Leases where the Group does not transfer substantially all the risks and rewards of ownership of the assets are classified as operating leases. Rent income from operating leases is recognized as income on a straight-line basis over the lease term. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as rent income. Contingent rents are recognized as income in the period in which they are earned.

Employee Benefits

Short-term Employee Benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Retirement Costs

The Group has no established retirement plan for its permanent employees and only conforms to the minimum regulatory benefit under the Retirement Pay Law (Republic Act No. 7641) which is of the defined benefit type. The cost of providing benefits under the defined benefit retirement plan is actuarially determined using the projected

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

unit credit method. Projected unit credit method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognized in equity and are not reclassified to profit or loss in subsequent period.

The defined benefit retirement liability is the aggregate of the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods.

Defined benefit costs comprise the following:

•        Service costs

•        Net interest on the defined benefit retirement liability

•        Remeasurements of defined benefit retirement liability

Service costs which include current service costs, past service costs and gains or losses on non-routine settlements are recognized as expense in profit or loss. Past service costs are recognized when plan amendment or curtailment occurs.

Net interest on the defined benefit retirement liability is the change during the period as a result of contributions and benefit payments, which is determined by applying the discount rate based on the government bonds to the defined benefit retirement liability. Net interest on the defined benefit retirement liability is recognized as expense or income in profit or loss.

Remeasurements of defined benefit retirement liability comprising actuarial gains and losses are recognized immediately in other comprehensive income in the period in which they arise.

Taxes

Current Tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted by the end of the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred Tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences and the carry forward tax benefits of NOLCO, to the extent that it is probable that sufficient future taxable income will be available against which the deductible temporary differences can be utilized. Deferred tax, however, is not recognized on temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss.

Future taxable profits will be available against which they can be used. If the amount of taxable temporary differences is insufficient to recognize deferred tax asset in full, the future taxable profits, adjusted for reversals of existing temporary differences, are considered based on the business plan of the Group.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      Summary of Material Accounting Policies (cont.)

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting date.

Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off deferred tax assets against deferred tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT. The net amount of tax recoverable from, or payable to, the taxation authority is included as part of “Prepaid expenses and other current assets” or “Accounts payable and other current liabilities” accounts in the consolidated interim statements of financial position.

Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. Transactions between related parties are on an arm’s length basis in a manner similar to transactions with non-related parties.

Contingencies

Contingent liabilities are not recognized in the consolidated financial statements. These are disclosed in the notes to the consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed in the notes to the consolidated financial statements when an inflow of economic benefits is probable.

Events After the Reporting Date

Post year-end events that provide evidence of conditions that existed at the end of the reporting date (adjusting events) are recognized in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements when material.

4.      Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements in accordance with IFRS require management to exercise judgments, make estimates and use assumptions that affect the application of accounting policies and the amounts of assets, liabilities, income and expenses reported in the consolidated financial statements at the reporting date. However, uncertainty about these judgments, estimates and assumptions could result in an outcome that could require a material adjustment to the carrying amount of the affected asset or liability in the future.

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions are recognized in the period in which the judgments and estimates are revised and in any future period affected.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4.      Accounting Judgments, Estimates and Assumptions (cont.)

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Existence of a Contract

The Group’s primary document for a contract with a customer is a signed contract to sell.

In addition, part of the assessment process of the Group before revenue recognition is to assess the probability that the Group will collect the consideration to which it will be entitled in exchange for the real estate property that will be transferred to the customer. In evaluating whether collectability of an amount of consideration is probable, an entity considers the significance of the customer’s initial payments in relation to the total contract price. Collectability is also assessed by considering factors such as history of customer, age and pricing of the property. Management regularly evaluates the historical cancellations and back-outs if it would still support its current threshold of customers’ equity before commencing revenue recognition.

In addition, the Group requires a certain percentage of buyer’s payments of total selling price (buyer’s equity), to be collected as one of the criteria in order to initiate revenue recognition. Reaching this level of collection is an indication of buyer’s continuing commitment and the probability that economic benefits will flow to the Group.

Revenue Recognition Method and Measure of Progress

The Group concluded that revenue for real estate sales is to be recognized over time because: (a) the Group’s performance does not create an asset with an alternative use and; (b) the Group has an enforceable right for performance completed to date. The promised property is specifically identified in the contract and the contractual restriction on the Group’s ability to direct the promised property for another use is substantive. This is because the property promised to the customer is not interchangeable with other properties without breaching the contract and without incurring significant costs that otherwise would not have been incurred in relation to that contract. In addition, under the current legal framework, the customer is contractually obliged to make payments to the developer up to the performance completed to date.

The Group has determined that output method used in measuring the progress of the performance obligation faithfully depicts the Group’s performance in transferring control of real estate development to the customers.

Determination of Whether the Group is Acting as a Principal or an Agent

The Group is a principal if it controls the specified good or service before it is transferred to a customer. The Group is an agent if its performance obligation is to arrange for the provision of the specified good or service by another party and the Group does not control the good or service before it is transferred to the customer.

The Group assesses its hotel revenue arrangements against the following indicators to help determine whether it is acting as a principal or an agent:

•        Whether the Group has primary responsibility for providing the services;

•        Whether the Group has inventory risk; and

•        Whether the Group has discretion in establishing prices.

If the Group has determined it is acting as an agent, the Group neither takes title to nor is exposed to inventory risk related to the services; and has no significant responsibility in respect of the services rendered; when the Group collects the revenue from the final customer, all credit is borne by the principal; and the Group cannot vary the selling prices set by the principal. If the Group has determined it is acting as an agent, only the net amount retained is recognized as revenue.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4.      Accounting Judgments, Estimates and Assumptions (cont.)

The Group concluded that it is acting as the principal in its hotel revenue arrangements since they have the primary responsibility in providing the services and have the discretion in establishing hotel rates.

Definition of Lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under Philippine Interpretation IFRIC 4. The Group now assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 3.

Right-of-use assets and lease liabilities and as at June 30, 2024 are disclosed in Notes 11 and 27, respectively. Rent expense charged to profit or loss amounted to nil and P581,634 in 2024 and 2023, respectively (Note 24).

Determining whether an Arrangement Contains a Lease

At inception of an arrangement, the Group determines whether the arrangement is, or contains a lease based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

The Group’s arrangement with the hotel unit owners to operate the units for hotel operations is dependent on the use of the units and conveys a right to control the use of these units. Hence, the Group assessed that the arrangement with the hotel unit owners is in substance, a lease arrangement (Note 27).

Determining the Lease Term of Contracts with Renewal Options

The Group determines the lease term as the noncancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised.

The Group has several lease contracts that include extension options. At lease commencement date, the Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew the lease by considering all relevant factors that create an economic incentive for it to exercise the renewal option. The Group reassess whether it is reasonably certain to exercise the options if there is a significant event or change in circumstances within its control.

Determination of Incremental Borrowing Rate on Leases

The Group cannot readily determine the interest rate implicit in its leases. Therefore, it uses the relevant incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Group would pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR, therefore, reflects what the Group would have to pay, which requires estimation when no observable rates are available (such as when the Group does not enter into financing transactions) and to make adjustments to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to consider certain contract and entity-specific judgement estimates.

Impairment of Nonfinancial Assets

IFRS require that an impairment review be performed on property and equipment, computer software licenses, investments in subsidiaries, and investment in associates when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determining the recoverable amounts of these assets requires the estimation of cash flows expected to be generated from the continued use and ultimate disposition of such assets. While it is believed that the assumptions used in the estimation of fair values reflected in the consolidated financial statements are appropriate and reasonable, significant changes in these assumptions may materially affect the assessment of recoverable amounts and any resulting impairment loss could have a material adverse impact on the financial performance.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4.      Accounting Judgments, Estimates and Assumptions (cont.)

The combined carrying amounts of property and equipment, intangible assets, and investment in associates amounted to P1,192,564,546 and P1,209,772,566 as at June 30, 2024 and December 31, 2023, respectively (Notes 11, 13, and 15).

Distinction between Real Estate Inventories and Investment Property

The Group determines whether a property will be classified as inventories or investment property. In making this judgment, the Group considers whether the property is held for sale in the ordinary course of business (real estate inventories) or held primarily to earn rental and capital appreciation and are not substantially for use by, or in the operations of the Group (investment property).

Distinction between Investment Property and Property and Equipment

The Group determines whether a property qualifies as investment property. In making its judgment, the Group considers whether the property generates cash flows largely independent of the other assets held by an entity. Property and equipment or owner-occupied properties generate cash flows that are attributable not only to property but also to the other assets used in the production or supply process.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions cannot be sold separately at the reporting date, the property is accounted for as investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgment is also applied in determining whether ancillary services are so significant that a property does not qualify as investment property. The Group considers each property separately in making its judgment.

Determination of Control

The Parent Company determines control when it is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the entity. The Parent Company controls an entity, if and only if, the Parent Company has all of the following:

a.      power over the entity;

b.      exposure, or rights, to variable returns from its involvement with the entity; and

c.      the ability to use its power over the entity to affect the amount of the Parent Company’s returns.

Provisions and Contingencies

The Group, in the ordinary course of business, sets up appropriate provisions for its present legal or constructive obligations, if any, in accordance with its policies on provisions and contingencies. In recognizing and measuring provisions, management takes risk and uncertainties into account.

No provision for probable losses arising from legal contingencies was recognized in the Group’s financial statements as at June 30, 2024 and December 31, 2023.

Estimates and Assumptions

The key estimates and assumptions used in the consolidated financial statements are based on management’s evaluation of relevant facts and circumstances as at the date of the Group’s consolidated financial statements. Actual results could differ from such estimates.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4.      Accounting Judgments, Estimates and Assumptions (cont.)

Revenue and Cost Recognition

The Group’s revenue recognition policies require management to make use of estimates and assumptions that may affect the reported amounts of revenues and costs. The Group’s revenue from real estate sales is recognized based on the percentage of completion. It is measured principally on the basis of the estimated completion of a physical proportion of contract work, and by reference to the actual costs incurred to date over the estimated total costs of the project. Changes in estimate may affect the reported amounts of revenue in real estate sales and receivables. There were no changes in the assumptions or basis for estimation during the year.

Revenue recognized related to real estate contracts amounted to P502,223,891 and P562,189,204 in 2024 and 2023, respectively. Cost recognized related to real estate contracts amounted to P274,430,262 and P314,724,029 in 2024 and 2023, respectively (Notes 5 and 21).

Assessment for ECL on Trade Receivables and Installment Contracts Receivables.    The Group, applying the simplified approach in the computation of ECL, initially uses a provision matrix based on historical default rates over a two-year period for trade receivables. The Group also uses appropriate groupings if its historical credit loss experience shows significantly different loss patterns for different customer segments. The Group then adjusts the historical credit loss experience with forward-looking information on the basis of current observable data affecting each customer segment to reflect the effects of current and forecasted economic conditions.

The Group has assessed that the forward-looking default rate component of its ECL on rent receivable is not material because substantial amount of trade and other receivables are normally collected within one year. Moreover, based on management’s assessment, current conditions and forward-looking information does not indicate a significant increase in credit risk exposure of the Group from its trade and other receivables.

For installment contracts receivables, the Group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience for two years, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group used the vintage analysis accounts for expected credit losses by calculating the cumulative loss rates of a given installment contracts receivables pool. It derives the probability of default from the historical data of a homogenous portfolio that share the same origination period. The information on the number of defaults during fixed time intervals of the accounts is utilized to create the PD model. It allows the evaluation of the loan activity from its origination period until the end of the contract period.

The probability of default is applied to the estimate of the loss arising on default which is based on the difference between the contractual cash flows due and those that the Group would expect to receive, including from the repossession of the subject real estate property, net of cash outflows. For purposes of calculating loss given default, accounts are segmented based on facility/collateral type and completion. In calculating the recovery rates, the Group considered collections of cash and/or cash from resale of real estate properties after foreclosure, net of direct costs of obtaining and selling the real estate properties after the default event such as commission, refurbishment, payment required under Maceda Law and cost to complete (for incomplete units).

The assessment of the correlation between historical observed default rates, forecast economic conditions (inflation and interest rates) and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

There was no trade receivables written-off in 2024 and 2023. The carrying amount of installment contract receivables amounted to P1,902,027,264 and P1,864,824,698 as of June 30, 2024 and December 31, 2023, respectively (Note 7).

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4.      Accounting Judgments, Estimates and Assumptions (cont.)

Assessment for ECL on Financial Assets at Amortized Cost.    The Group determines the allowance for ECL using general approach based on the probability-weighted estimate of the present value of all cash shortfalls over the expected life of financial assets at amortized cost. ECL is provided for credit losses that result from possible default events within the next 12 months unless there has been a significant increase in credit risk since initial recognition in which case ECL is provided based on lifetime ECL.

When determining if there has been a significant increase in credit risk, the Group considers reasonable and supportable information that is available without undue cost or effort and that is relevant for the particular financial instrument being assessed such as, but not limited to, the following factors:

•        actual or expected external and internal credit rating downgrade;

•        existing or forecasted adverse changes in business, financial or economic conditions; and

•        actual or expected significant adverse changes in the operating results of the borrower.

The Group also considers financial assets at day one to be the latest point at which lifetime ECL should be recognized unless it can demonstrate that this does not represent a significant risk in credit risk such as when non-payment was an administrative oversight rather than resulting from financial difficulty of the borrower.

The Group has assessed that the ECL on other financial assets at amortized cost is not material because majority of the transactions with respect to these financial assets were entered into by the Group only with reputable banks and counterparties with good credit standing and relatively low risk of defaults. Accordingly, no provision for ECL on financial assets at amortized cost was recognized in 2024 and 2023. The carrying amounts of other financial assets at amortized cost are as follows:

	Note	June 30, 2024	December 31, 2023
Cash (excluding cash on hand)	6, 30	P 250,074,102	P 220,728,245
Receivables (excluding installment contract receivables)	7	187,277,873	143,899,784
Refundable deposits*	9, 15, 30	15,010,231	17,556,005
		P 452,362,206	P 382,184,034

____________

*        This is presented as part of “Prepaid expenses and other current assets” and “Other Noncurrent assets” accounts.

Write-down of Inventories

The Group writes-down the costs of real estate and hotel inventories to NRV whenever NRV becomes lower than cost due to damage, physical deterioration, obsolescence, changes in price levels or other causes.

Estimates of NRV of real estate and hotel inventories are based on the most reliable evidence available at the time the estimates are made of the amount the real estate and hotel inventories are expected to be realized. These estimates take into consideration fluctuations of price or cost directly relating to events occurring after the reporting date to the extent that such events confirm conditions existing at the reporting date. The level of hotel inventories’ write-down is evaluated by management based on the movements and current condition of inventory items. The Group reviews the stocks’ age and physical condition and identifies items that are to be written down on a continuous basis. The NRV is reviewed periodically to reflect the accurate valuation in the financial records.

No inventory was written down to its NRV in 2024 and 2023.

The carrying amount of the Group’s inventories amounted to P1,534,090,354 and P1,336,554,394 as at June 30, 2024 and December 31, 2023, respectively (Note 8).

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4.      Accounting Judgments, Estimates and Assumptions (cont.)

Estimated Useful Lives of Property and Equipment and Intangible Assets with Finite Lives

The Group estimates the useful lives of property and equipment and intangible assets with finite lives (computer software licenses and franchise fee) based on the periods over which the assets are expected to be available for use. The estimated useful lives of property and equipment and capitalized software are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets.

In addition, the estimation of the useful lives of property and equipment and intangible assets with finite lives is based on collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property and equipment and intangible assets with finite lives would increase recorded depreciation and amortization expenses and decrease noncurrent assets.

The Group’s accumulated depreciation of property and equipment amounted to P138,961,891 and P127,743,369 as at June 30, 2024 and December 31, 2023, respectively. The carrying amount of the Group’s property and equipment amounted to P619,740,803 and P628,756,352 as at June 30, 2024 and December 31, 2023, respectively (Note 11).

The Group’s accumulated amortization of intangible assets with finite lives amounted to P9,967,791 and P9,381,811 as at June 30, 2024 and December 31, 2023, respectively. The carrying amount of the Group’s intangible assets with finite lives amounted to P10,890,528 and P11,469,760 as at June 30, 2024 and December 31, 2023, respectively (Note 15).

Assessing Significant Influence over an Associate

The Group determined that it exercises significant influence over its associate by considering, among others, its ownership interest (holding 20% or more than of the voting power in the associate), representation on the BOD and participation in policymaking of the associate.

Fair Value Measurement of Investment Property

The Group carries its investment property at fair value, with changes in fair value being recognized in profit or loss. The Group engages independent valuation specialists to determine the fair value. For the investment property, the appraisers used a valuation technique based on comparable market data available for such property.

Unrealized gain from change in fair value of investment property recognized in profit or loss amounted to nil and in 2024 and 2023, respectively. The carrying amount of the Group’s investment property amounted to P546,715,786 as at June 30, 2024 and December 31, 2023, respectively (Note 12).

Realizability of Deferred Tax Assets

The Group reviews its deferred tax assets at each reporting date and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. The Group’s assessment on the recognition of deferred tax asset on deductible temporary difference and carryforward benefits of NOLCO is based on the projected taxable income in the following periods.

Deferred tax assets amounted to P61,457,958 and P75,398,604 as at June 30, 2024 and December 31, 2023, respectively (Note 28).

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

5.      Revenue from Contracts with Customers

The Group derives revenue from the transfer of services over time. The Group’s source of revenue from contract with customer is mainly from vertical real estate sales.

All of the Group’s real estate sales from residential development are from revenue from contracts with customers recognized overtime.

The Group entered into contracts to sell with one identified performance obligation which is the sale of the real estate unit together with the services to transfer the title to the buyer upon full payment of contract price. The amount of consideration indicated in the contract to sell is fixed and has no variable consideration.

Total real estate revenue as of June 30, 2024 and 2023 amounted to P502,223,891 and P562,189,204, respectively. Real estate revenue is recognized using percentage of completion method as permitted by FSRSC, based on the estimated completion of a physical proportion of the contract work. Gross profit from real estate revenues amounted to P227,793,629 and P247,465,175 as of June 30, 2024 and 2023, respectively.

Contract Balances

	Note	June 30, 2024	December 31, 2023
Installment contracts receivable:	7
Trade		P 368,852,545	P 541,614,105
Contract assets		1,533,174,719	989,214,075
Cost to obtain contract – net	9	12,779,782	12,678,811
Contract liabilities	20	(52,161,357)	(85,552,530)

The movement in contract assets is mainly due to new real estate sales contracts recognized during the period and increase in percentage of completion of the Group’s projects.

Contract assets represent the right to consideration that was already delivered by the Group in excess of the amount recognized as trade installment contracts receivable. This is reclassified as trade installment contracts receivable when the rights become unconditional, in the Group’s case, upon turn-over of units.

Contract liabilities pertain to amounts received from customers in excess of the amount of revenue recognized on the percentage of completion method.

Cost to Obtain Contract

Additions during the year amounted to P19,741,873 and P19,888,570 as of June 30, 2024 and December 31, 2023, respectively. Amount charged to profit or loss, based on percentage of completion, amounted to P14,104,282 and P8,302,567 as of June 30, 2024 and 2023, respectively (Note 21).

6.      Cash

This account consists of:

	Note	June 30, 2024	December 31, 2023
Cash on hand		P 3,590,464	P 5,667,005
Cash in banks	30	250,074,102	220,728,245
		P 253,664,566	P 226,395,250

Cash in banks earn annual interest at the respective bank deposit rates. Interest income from cash in banks amounted to P68,884 and P95,985 as of June 30, 2024 and 2023, respectively.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

7.      Receivables

This account consists of:

	Note	June 30, 2024	December 31, 2023
Installment contracts receivable		P 1,632,288,787	P 1,561,363,446
Receivables from:
Hotel operations		90,549,608	75,015,932
Unit owners		29,296,520	22,817,044
Tenants		23,728,901	16,224,990
Related parties	26	40,352,449	27,123,197
Other receivables		3,350,395	2,718,621
	30	P 1,819,566,660	P 1,705,263,230

The details of installment contracts receivables — current are as follows:

	Note	June 30, 2024	December 31, 2023
Installment contracts receivable	5	P 1,902,027,264	P 1,864,824,698
Less noncurrent portion		(269,738,477)	(303,461,252)
Current portion		P 1,632,288,787	P 1,561,363,446

Installment contracts receivable pertains to receivables from the sale of condominium hotel units. These receivables are collectible in monthly installments over a period of one (1) to three (3) years. Titles to real estate properties are not transferred to the buyers until full payment has been made.

Receivables from hotel operations consist of receivables from corporate hotel guests and are non-interest bearing and generally settled within thirty (30) days.

Receivable from unit owners pertains to real property taxes in “Hotel101-Manila” paid by the Company on behalf of the unit owners.

Receivable from tenants include rent, utilities, common usage service area fees and other charges billed to tenants. These are generally collectible within thirty (30) days.

Other receivables include accrued rent income and receivable from concessionaire.

8.      Inventories

This account consists of:

	June 30, 2024	December 31, 2023
Real estate inventories – at cost:
Hotel101-Libis	P 676,389,694	P 447,730,465
Hotel101-Davao	367,003,403	374,226,593
Hotel101-Cebu Mactan Airport	198,092,605	230,627,347
Hotel101-Baguio	113,374,654	113,374,654
Hotel101-San Vicente Palawan	98,819,554	98,819,554
Hotel101-Boracay	22,400,937	22,400,937
	1,476,080,847	1,287,179,550
Hotel inventories – at cost	58,009,507	49,374,844
	P 1,534,090,354	P 1,336,554,394

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

8.      Inventories (cont.)

Real estate inventories represent the cost of construction, cost of land, and development of completed condominium hotel (condotel) units of the “Hotel101-Manila” and “Hotel101-Fort” project, and in-progress condotel units of “Hotel101-Libis”, “Hotel101-Davao”, “Hotel101-Cebu Mactan Airport”, “Hotel101-San Vicente Palawan”, “Hotel101-Boracay”, and “Hotel101-Baguio”.

Hotel101-Libis

On December 9, 2019, the Group acquired land for Hotel101-Libis. As at June 30, 2024, construction of the project is ongoing.

Hotel101-Davao

On August 22, 2017, the Group acquired a parcel of land in Barrio of Matina, Davao City for the development of Hotel101-Davao. As at June 30, 2024, construction of the project is ongoing.

Hotel101-Cebu Mactan Airport

On March 25, 2019 and November 13, 2019, the Group entered into a Memorandum of Agreement and Deed of Absolute Conveyance, respectively, wherein the Company acquired the land in Cebu. The land was used for the development of Hotel101-Cebu Mactan Airport. As at June 30, 2024, construction of the project is ongoing.

Hotel101-Baguio

In 2022, the Group acquired a parcel of land in Baguio for the development of Hotel101-Baguio. As at June 30, 2024, the project is under design and pre-development preparations.

Hotel101-San Vicente Palawan

On January 8, 2018, the Group purchased a portion of land in Palawan for the development of Hotel101-San Vicente Palawan. As at June 30, 2024, the project is currently under design and on pre-development preparations.

Hotel101-Boracay

In 2018, the Group secured land for development of Hotel 101-Boracay, which will be situated in Boracay Newcoast, Aklan. As at June 30, 2024, the project is currently securing permits in preparation for the start of construction.

Hotel101-Manila

In February 2016, the Group completed its first project located at EDSA Extension, Pasay City. The project is operational.

Hotel101-Fort

In July 2023, the Group completed its project located at C5 Road Corner Target Street Fort Bonifacio, Taguig City. The project is operational.

Real estate inventories recognized as “Cost of real estate sales” amounted to P260,325,980 and P306,421,462 as of June 30, 2024 and 2023, respectively (Note 21).

Hotel inventories mainly consist of consumable items used in the Group’s hotel operations. The cost of hotel inventories recognized under “Cost of hotel operations” amounted to P14,333,865 and P9,701,611 as of June 30, 2024 and 2023, respectively (Note 22).

No inventory write-down was recognized on the Group’s inventories in 2024 and 2023.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

9.      Prepaid Expenses and Other Current Assets

This account consists of:

	Note	June 30, 2024	December 31, 2023
Prepaid expenses:
Income taxes		P 159,192,234	P 125,499,486
Insurance		1,084,388	1,469,009
Real property taxes		6,993,660	1,747,177
Input VAT		69,667,018	27,829,420
Advances to suppliers		18,044,303	17,690,634
Cost to obtain contract – net	5	12,779,782	12,678,811
Deferred input VAT		23,130,736	14,621,582
Refundable deposits		3,722,239	3,855,416
Output VAT receivable		1,066,123	1,066,123
Others		14,693,330	9,508,512
		P 310,373,813	P 215,966,170

Input VAT represents accumulated input taxes from purchases of goods and services for business operations and purchases of materials and services for the building, condotel and hotel operations which can be applied against future output VAT.

Advances to suppliers pertain to payments to suppliers for services not yet delivered.

Deferred input VAT represents accumulated input taxes from accruals of recurring fixed expenses from services for business operations and building operations which can be applied against future output VAT upon actual payment or billing.

Output VAT receivable represents advance payment of output VAT paid to BIR from buyers with more than 25% collection.

Cost to obtain contract represents commissions paid to brokers and marketing agents on the sale of pre-completed real estate units and is charged to cost of real estate sales in the period in which the related revenue is recognized as earned.

Prepaid income taxes represent unused tax credits which can be applied against any future income tax liability.

Prepaid real property taxes, rent, insurance and other prepaid expenses are normally utilized within one (1) year.

Refundable deposits pertain to non-interest bearing deposits paid to and held by the Group’s lessor.

10.    Advances to Contractors

Advances to contractors amounting to P1,179,160,411 and P1,115,278,904 as at June 30, 2024 and December 31, 2023, respectively, pertain primarily to amounts paid to contractors as downpayment for the construction and development of condotel units of “Hotel101-Davao”, “Hotel101-San Vicente Palawan”, “Hotel101-Libis”, “Hotel101-Boracay”, “Hotel101-Cebu Mactan Airport”, “Hotel101-Baguio”, “Hotel101-Cagayan de Oro”, “Jinjiang Inn-Palawan”, and “Jinjiang inn-Boracay Newcoast”. The account also includes advance payments for soil investigation, excavation, surveying, geotechnical, traffic impact assessment and relocation for Hotel101 and Jinjiang Inn projects. These advances are expected to be utilized upon completion of the contracts.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

11.    Property and Equipment

The movements and balances of this account consist of:

	Condotel Units	Office Furniture and Equipment	Leasehold Improvements	Room Fixtures and Components	Operating Equipment	Right-of-Use Assets	Total
Cost
January 1, 2023	P 383,862,274	P 17,976,091	P —	P 44,511,923	P 31,142,634	P 16,855,779	P 494,348,701
Transfer from inventory to property and equipment	92,250,754	—	—	—	—	—	92,250,754
Additions	121,880,400	1,846,482	14,269,103	1,476,967	5,038,570	25,388,744	169,900,266
December 31, 2023	597,993,428	19,822,573	14,269,103	45,988,890	36,181,204	42,244,523	756,499,721
Additions	—	785,203	—	625,000	792,770	—	2,202,973
June 30, 2024	597,993,428	20,607,776	14,269,103	46,613,890	36,973,974	42,244,523	758,702,694
Accumulated Depreciation and Amortization
January 1, 2023	31,076,351	17,037,774	—	25,993,230	22,400,174	15,802,293	112,309,822
Depreciation and amortization	4,285,102	600,304	1,980,803	1,280,002	1,538,500	5,748,836	15,433,547
December 31, 2023	35,361,453	17,638,078	1,980,803	27,273,232	23,938,674	21,551,129	127,743,369
Depreciation and amortization	4,285,613	506,794	1,426,910	707,529	988,004	3,303,672	11,218,522
June 30, 2024	39,647,066	18,144,872	3,407,713	27,980,761	24,926,678	24,854,801	138,961,891

Carrying Amount
June 30, 2024	P 558,346,362	P 2,462,904	P 10,861,390	P 18,633,129	P 12,047,296	P 17,389,722	P 619,740,803
December 31, 2023	P 562,631,975	P 2,184,495	P 12,288,300	P 18,715,658	P 12,242,530	P 20,693,394	P 628,756,352

Depreciation and amortization expense is allocated as follows:

	Note	June 30, 2024	June 30, 2023
Cost of hotel operations	22	P 776,773	P 276,166
General and administrative expenses	24	10,441,749	5,248,307
		P 11,218,522	P 5,524,473

Condotel units pertain to amenities, conference rooms, gym, garden deck, swimming pool. The transfer made in 2023 from real estate inventory to property and equipment refers to the hotel amenities of Hotel101-Fort upon its completion.

The right-of-use assets are recognized at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized.

Total amortization recognized in profit or loss amounted to P3,303,672 and P2,445,164 as of June 30, 2024 and 2023 respectively. Fully depreciated assets still in use is nil as of June 30, 2024, and December 31, 2023.

12.    Investment Property

The movements in the carrying amounts of investment property follow:

Balance at January 1, 2023	P 132,513,286
Unrealized gain from change in fair value of investment property	232,964,005
Transfer from inventory to investment property	181,150,995
Additions	87,500
December 31, 2023	546,715,786
June 30, 2024	P 546,715,786

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

12.    Investment Property (cont.)

The Group’s investment properties pertain to the land and building of JinJiang Inn-Ortigas and commercial units in Hotel101-Manila and Hotel101-Fort. These are valued using Fair Value Level 2.

The transfer made in 2023 from real estate inventory to investment property refers to leasable area and parking area of Hotel101-Fort upon its completion.

The Group engages an independent firm which is an SEC-accredited asset valuer to determine the fair values of its investment properties. The valuation is performed by a professional having the license to appraise real estate as issued by the Professional Regulations Commission of the Philippines and is a certified real estate appraiser by the Philippine Association of Realty Appraisers, Inc.

Valuation Technique and Significant Unobservable Inputs

The fair values of the investment property were arrived at using the Market Data Approach.

Market Data Approach is an approach that considers available market evidences. The aforesaid approach is based on sales and listings of comparable property registered within the vicinity. The technique of this approach requires the establishment of comparable property by reducing reasonable comparative sales and listings to a common denominator. This is done by adjusting the differences between the subject property and those actual sales and listings regarded as comparable. The properties used as basis of comparison are situated within the immediate vicinity of the subject property. The unobservable inputs to determine the market value of the property are the following: location characteristics, size and shape of the lot and time element.

The fair values of land and building that are measured using market data approach are sensitive to the changes in the sales price and listings of comparable property. A significant increase/decrease in the price per square meter of comparable land and buildings will result to a significant increase/decrease in profit or loss.

The fair value of the Group’s investment property has been categorized as Level 2 in the fair value hierarchy based on the inputs used in the valuation techniques.

Rent income earned from the investment properties amounted to P9,459,733 and P5,425,328 as of June 30, 2024 and 2023, respectively, which is shown as part of “Rent income” account in profit or loss.

No cost of service and direct operating expenses was recognized as of June 30, 2024 and 2023 from the Group’s investment property that generated rent income.

13.    Investment in Associates

On June 15, 2017, the Group acquired 40% of the equity interest in Contemporain Development Corporation (CDC), a corporation incorporated and operating in the Philippines. The principal activity of CDC is real estate development.

CDC was incorporated on February 21, 2011 to engage in the acquisition, improvement, development, sale and lease of real estate properties. Investment in CDC is measured subsequently using equity method.

The Group, through Hotel101WW, on July 28, 2022, Hotel101 Global Pte. Ltd. (H101GPL) to engage in the acquisition, investment, development of real estate properties and ventures. The Group owns 33.33% of H101GPL. H101GPL’s net asset amounted to USD 0.6 million and USD 3.6 million as of June 30, 2024, and December 31, 2023, respectively. Investment in H101GPL is measured subsequently using cost method.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

13.    Investment in Associates (cont.)

The carrying amount of the investment in associates follows:

Cost
January 1, 2023	P 524,105,795
Effect of translation	1,248,642
December 31, 2023	525,354,437
Effect of translation	4,672,051
June 30, 2024	530,026,488

Accumulated Equity in Net Earnings
January 1, 2023	48,433,485
Share in net income	(4,241,468)
December 31, 2023	44,192,017
Share in net loss	(12,285,290)
June 30, 2024	31,906,727

Carrying Amount
December 31, 2023	P 569,546,454
June 30, 2024	P 561,933,215

CDC was incorporated on February 21, 2011, to engage in the acquisition, improvement, development, sale and lease of real estate properties.

Presented below is CDC’s summary of financial information as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Percentage ownership interest	40%	40%
Current assets	P 278,245,827	P 273,658,581
Noncurrent assets	2,763,666,637	2,454,768,309
Current liabilities	(761,642,901)	(481,254,336)
Noncurrent liabilities	(1,428,824,551)	(1,365,014,316)
Net assets (100%)	851,445,012	882,158,238
Group’s share of net assets	340,578,005	352,863,295
Goodwill	142,502,436	142,502,436
Carrying amount of interest in an associate	P 483,080,441	P 495,365,731

14.    Deposits for Land Acquisition

Deposits for land acquisition amounting to P164,718,885 as at June 30, 2024 and December 31, 2023 pertain to the series of payments made by the Group to acquire real estate properties situated in the province of San Vicente, Palawan which would be the future landsite of the “Jinjiang Inn-Palawan” project. The Transfer Certificate of Title and Deed of Sale will be conveyed to the Group upon full payment of the agreed price in the succeeding years.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

15.    Other Noncurrent Assets

This account consists of:

	Note	June 30, 2024	December 31, 2023
Refundable deposits	30	P 11,287,992	P 13,700,589
Intangible assets:
Computer software licenses		8,392,618	8,784,180
Franchise fee		842,488	1,036,906
Trademark		1,655,422	1,648,674
		P 22,178,520	P 25,170,349

Noncurrent refundable deposits pertain to non-interest bearing utility deposits paid by the Group.

No impairment losses were recognized on the Group’s trademark as of June 30, 2024 and 2023.

Intangible Assets

Intangible assets consist of:

	Computer Software Licenses	Franchise Fee	Trademark	Total
Cost
December 31, 2023	P 13,370,308	P 5,832,589	P 1,648,674	P 20,851,571
Additions	—	—	6,748	6,748
June 30, 2024	13,370,308	5,832,589	1,655,422	20,858,319

Accumulated Amortization
January 1, 2023	4,165,984	4,406,844	—	8,572,828
Amortization	420,144	388,839	—	808,983
December 31, 2023	4,586,128	4,795,683	—	9,381,811
Amortization	391,562	194,418	—	585,980
June 30, 2024	4,977,690	4,990,101	—	9,967,791

Carrying Amount
December 31, 2023	P 8,784,180	P 1,036,906	P 1,648,674	P 11,469,760
June 30, 2024	P 8,392,618	P 842,488	P 1,655,422	P 10,890,528

No impairment losses were recognized on the Group’s franchise fee, computer software licenses and trademark as of June 30, 2024 and 2023.

Amortization charged to “General and administrative expenses” amounted to P585,980 and P206,068 as of June 30, 2024 and 2023, respectively (Note 24).

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

16.    Accounts Payable and Other Current Liabilities

	Note	June 30, 2024	December 31, 2023
Payable to related parties	30	P 1,673,333,504	P 1,408,967,181
Accrued expenses:
Project cost		1,547,496,905	1,433,367,973
Rent		54,816,886	62,598,464
Room meals		26,599,897	25,111,925
Outside services		15,397,544	16,027,176
Utilities		10,238,074	9,805,404
Salaries		8,919,423	8,224,662
Professional fees		2,276,130	3,456,428
Others		69,307,183	75,126,412
Trade payables	30	168,647,399	214,481,986
Dividends payable	26	180,369,612	180,369,612
Payable to government agencies		121,177,477	108,079,225
Deferred output VAT		44,188,712	23,648,426
Customer’s deposit		33,030,537	25,227,662
Unearned hotel revenues		24,086,765	16,269,675
Unearned rent income	30	481,436	481,436
		P 3,980,367,484	P 3,611,243,647

Payable to related parties pertain to liabilities arising from reimbursements and allocation of various operating expenses to the Group for expenses paid by DD for the benefit of the Group. DD charged interest on its advances to the Group at an interest rate of 6%. These advances are generally settled upon demand (Note 26).

Trade payables and accrued expenses are liabilities arising from services provided by the contractors and subcontractors. These are non-interest bearing and are normally settled within thirty (30) days.

Unearned hotel revenues pertain to bookings paid in advance by guests.

Rent pertains to the unpaid unit owners’ share in revenues and rent normally settled within 15 days.

17.    Retention Payable

Retention payable pertains to the amount retained by the Group from its payments to contractors to cover cost of contractors’ noncompliance with the construction of the Group’s projects.

The breakdown of retention payable as at December 31 is as follows:

	June 30, 2024	December 31, 2023
Current	P 61,233,095	P 42,410,803
Noncurrent	101,162,529	101,162,529
	P 162,395,624	P 143,573,332

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

18.    Notes Payable

On November 22, 2012, the Group obtained a 10-year unsecured loan from a local bank amounting to P120,000,000 to finance the construction of “Jinjiang Inn Ortigas”. Out of the P120,000,000 stated in the contract, P60,000,000 was received in 2012 and the balance of P60,000,000 was received in 2014, with maturity terms of November 2022 and July 2024, respectively. Interest is fixed at 5.5% per annum, with principal and interest due monthly.

Classification of the notes payable are as follows:

	Note	June 30, 2024	December 31, 2023
Balance at beginning of the year		P 5,561,756	P 13,508,035
Payments		(4,150,231)	(7,946,279)
	30	1,411,525	5,561,756
Less current portion of long-term notes		1,411,525	5,561,756
Noncurrent portion		P —	P —

Total interest expense recognized in profit or loss amounted to P137,627 and P370,683 as of June 30, 2024 and 2023, respectively.

All changes in liabilities arising from financing activities arise from cash flow activities. There were no non-cash changes on the Group’s “Notes payable” account as at June 30, 2024 and December 31, 2023.

19.    Customers’ Deposits

Customers’ deposits amounting to P183,992,906, and P187,618,335 as at June 30, 2024 and December 31, 2023, respectively, represent nonrefundable reservation fees paid to the Group by prospective buyers from Hotel101-Fort, Hotel101-Davao, and Hotel101-Cebu Mactan Airport projects which are to be applied against the installment contracts receivable upon recognition of revenue. This account also includes unidentified collections from buyers over the related revenue recognized based on the percentage of completion method and transfer of title fees paid in advance by buyers.

20.    Collection in Excess of Cost

Collection in excess of cost represents excess collections from buyers over related revenue recognized based on the percentage of completion method.

The breakdown of collection in excess of cost as at December 31 is as follows:

	June 30, 2024	December 31, 2023
Current	P 37,396,393	P 69,505,274
Noncurrent	23,477,020	16,047,256
	P 60,873,413	P 85,552,530

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

21.    Cost of Real Estate Sales

This account consists of:

	Note	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Construction costs		P 217,751,074	P 262,734,855
Cost to obtain contract	5	14,104,282	8,302,567
Land and land development costs		5,796,997	5,275,276
Other project costs		36,777,909	38,411,331
	4, 5, 8	P 274,430,262	P 314,724,029

Real estate margin		45.36%	44.02%

22.    Cost of Hotel Operations

This account consists of:

	Note	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Rent	27	P 90,961,129	P 68,464,514
Outside services		42,783,076	29,332,742
Utilities		40,723,746	28,489,328
Room meals		31,441,347	27,198,556
Booking commission		22,784,640	14,161,095
Laundry and pressing		21,432,697	13,243,867
Salaries and wages		14,323,167	10,117,332
Room supplies		13,073,600	8,819,914
Subscription		5,356,096	3,939,101
Employee meals and water		4,971,187	3,139,534
Depreciation	11	776,773	276,166
Others		2,810,848	2,782,122
		P 291,438,306	P 209,964,271

Hotel operations margin		30.16%	30.33%

Rent includes unit owners’ share in revenues in “Injap Tower Hotel”, “Hotel101-Manila” and Hotel101-Fort projects, which is equivalent to a fixed rate of room revenues, net of VAT and other applicable taxes as stipulated in the agreement entered between the Group and the unit owners. As a result of the agreement, the unit owners deliver and assign to the Group all their rights and interests in their respective units and their undivided rights in the hotel’s common facilities, in return, the Group manages and operates the said projects into a full-service hotel facility.

Others primarily include food and beverage expense, transport expense for guest and minibar supplies expense.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

23.    Selling Expenses

This account consists of:

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Marketing	P 2,656,837	P 2,064,334
Broker’s commission	1,825,893	3,713,839
Advertising	951,907	1,164,657
	P 5,434,637	P 6,942,830

24.    General and Administrative Expenses

This account consists of:

	Note	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
General and administrative allocated costs	26	P 67,366,375	P 45,791,113
Depreciation and amortization	11, 15	11,027,729	5,454,375
Taxes and licenses		9,996,771	12,042,730
Bank charges		8,218,423	5,549,131
Salaries, wages and employee benefits		7,381,413	6,034,668
Repairs and maintenance		4,222,601	4,583,460
Sponsorship		3,731,881	2,870,390
Professional fees		3,233,228	3,324,918
Representation		2,981,065	1,692,317
Insurance		2,019,879	1,140,572
Utilities		1,139,412	742,233
Contracted services		1,064,465	1,253,613
Processing		726,497	1,353,512
Penalties		643,700	62,603
Travel and transportation		572,958	2,890,988
Supplies		444,225	608,480
Trainings		337,680	346,249
Communication		195,635	787,213
Subscriptions		83,984	99,840
Rent	27	—	581,634
Miscellaneous		1,664,851	1,469,236
		P 127,052,772	P 98,679,275

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

25.    Other Income

This account consists of:

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Income from forfeitures	P 4,884,808	P 4,640,725
Local tax	2,661,064	2,129,452
Common usage service areas fees	2,129,169	674,360
Transport income	1,620,107	1,819,192
Massage income	977,993	24,201
Reimbursements	—	1,093,941
Others	420,782	1,442,891
	P 12,693,923	P 11,824,762

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

26.    Related Party Transaction

The Group, in the normal course of business, has transactions with its related parties as follows:

		Transactions for the Six Months Ended		Outstanding Balances
				Receivables		Due from Related Parties		Payables		Due to Related Parties
Category	Ref	June 30, 2024	June 30, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	Terms and Conditions
Ultimate Parent Company
Cash advances granted	a	P —	P —	P —	P —	P —	P —	P —	P —	P —	P —	Due and demandable; unsecured; payable in cash
Interest expense	a	85,591,062	59,414,326	—	—	—	—	703,407,300	593,988,236	—	—	Due and demandable; non-interest bearing; unsecured; payable in cash
General and administrative allocated costs	b	67,366,375	45,791,113	—	—	—	—	948,135,198	797,538,560	—	—	Due and demandable; non-interest bearing; unsecured; payable in cash
Reimbursements	c	5,523,126	—	—	—	—	—	21,792,744	16,272,959	7,523,339	7,519,998	Due and demandable; non-interest bearing; unsecured; payable in cash
Rental	d	6,684,007	5,993,685	—	—	—	—	—	1,169,164	—	—	Due and demandable; non-interest bearing; unsecured; payable in cash
Dividends	f	—	104,251,021	—	—	—	—	180,369,612	180,369,612	—	—	Due and demandable; non-interest bearing; unsecured; payable in cash
Cash advances received	a	—	—	—	—	—	—	—	—	339,687,814	420,726,998	Payable more than a year after reporting period; non-interest bearing; unsecured; payable in cash
Other Related Party
Reimbursements	c	22,517,371	782,863,889	40,352,449	27,123,197	11,177,992	1,889,874	—	—	—	—	Due and demandable; non-interest bearing; unsecured; collectible in cash; no impairment
Cash advances	g	—	—	—	—	—	—	—	—	262,500,000	262,500,000	Payable more than a year after reporting period; noninterest bearing; unsecured; payable in cash
Land acquisition	e	—	—	—	—	—	—	—	—	323,833,635	323,833,635	Payable by way of condo units
	30			P 40,352,449	P 27,123,197	P 11,177,992	P 1,889,874	P 1,853,704,854	P 1,589,338,531	P 933,544,788	P 1,014,580,631

a.      Cash Advances to and from Ultimate Parent Company

Cash advances to DD pertains to unsecured advances granted for working capital requirements. Cash advances received from DD pertains to unsecured and interest bearing advances for working capital requirements. Charged interest to the Group at an interest rate of 6%. Interest expense recognized in profit or loss amounted to P85,591,062 and P59,414,326 as of June 30, 2024 and 2023, respectively.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

26.    Related Party Transaction (cont.)

b.      General and Administrative Allocated Costs

General and administrative allocated costs for all administrative, manpower, managerial and other overhead costs and expenses incurred by DD for the benefit of the Group amounted to P67,366,375 and P45,791,113 as of June 30, 2024 and 2023, respectively. The balance to be paid to the related party includes VAT. These are reimbursable within one year from the date of payment.

c.      Reimbursements

The amount pertains to various operating expenses advanced by related parties and these advances are generally settled upon demand.

d.      Rental

The amount pertains to rental fees in connection with the rental of Injap Tower Hotel units from Ultimate Parent Company. These are non-interest bearing and generally settled within thirty (30) days.

e.      Land Acquisition

In 2016, the Group entered into a Memorandum of Agreement and Deed of Absolute Conveyance for “Hotel101-Fort” project with a minority shareholder in relation to the transfer of land owned by the minority shareholder in exchange of 60 condotel units plus a portion of the deck referred to as the “Deck Unit”.

In 2018, the Group entered into a Memorandum of Agreement and Deed of Absolute Conveyance for “Hotel101-Davao” project with other related party in relation to the transfer of land owned by the other related party in exchange of 80 condotel units plus 50% of the ground floor commercial units.

In 2019, the Group entered into a Memorandum of Agreement and Deed of Absolute Conveyance for “Hotel101-Cebu Mactan Airport” project with other related party in relation to the transfer of land owned by the other related party in exchange of 87 condotel units and 3 commercial units.

Upon receipt of the Deeds of Absolute Conveyance, land acquired for the projects were subsequently recognized as additions to inventories in the statements of financial position. As at June 30, 2024 and December 31, 2023, the Group has not yet fully settled its payables in relation to the land acquired, pending the completion of the above-mentioned projects.

f.       Dividends

The amount pertains to cash dividends to be paid to DD and other individual stockholders.

g.      Cash Advances to Other Related Party

The amount pertains to unsecured and non-interest bearing advances from CityMall Commercial Centers, Inc., an entity under common control by the Parent Company.

h.      Key Management Personnel

There is no information with respect to compensation and benefits of key management officers and personnel to be disclosed in accordance with IAS 24, Related Party Disclosures, since the administrative and finance functions of the Group were administered by DD at no cost to the Group except for allocated expenses.

Except when indicated above, all outstanding due from/to related parties are to be settled in cash.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

27.    Leases

Group as a Lessor

The Group subleases part of its office space to a lessee. The term of the lease ranges from five (5) to ten (10) years, renewable for the same period under the same terms and conditions. The rent shall escalate by an average of 8.64% each year. These contracts were subsequently renewed for three (3) to five (5) years.

The Group also entered into various noncancellable operating lease agreements among concessionaires located at the ground floor of the “Hotel101-Manila” and “JinJiang Inn Ortigas” projects. The terms of the leases range from one (1) to five (5) years. The income derived from the lease is equivalent to 6% to 12% of the total gross sales.

Upon inception of the lease agreement, the lessee is required to pay a fixed amount of security deposit, presented under “Other noncurrent liabilities” in the consolidated interim statements of financial position amounting to P1,079,900 as at June 30, 2024 and December 31, 2023.

Rent income recognized amounted to P9,459,733 and P5,425,328 as of June 30, 2024 and 2023, respectively (Note 12). Total contingent rent income amounted to P6,002,833 and P3,797,730 as of June 30, 2024 and 2023, respectively. Total fixed rent income amounted to P2,633,787 and P1,627,598 as of June 30, 2024 and 2023, respectively.

The scheduled maturities of non-cancellable minimum future rental collections are as follow:

	June 30, 2024	December 31, 2023
Within one year	P 3,641,774	P 4,855,555
Between one and five years	4,294,285	7,936,059
	P 7,936,059	P 12,791,614

Group as a Lessee

The Group leases its office and advertising spaces from a lessor. The terms of the lease are one (1) to five (5) years, renewable on the same terms and conditions.

The Group’s lease commitment with respect to its lease of office space agreement qualify under IFRS 16 for the recognition of right-of-use asset and lease liability. Lease for a sales office space with lease term of less than one year was expensed during the year. Related right-of-use assets were disclosed in Note 11.

The Group also has a joint venture arrangement with each of the hotel unit owners to whom hotel units were sold, where the Group operates the hotel and obtains an agreed share in the revenues, resulting to a sale and operating leaseback. The sales reflect fair values and are included in “Real estate sales” account in the consolidated interim statements of comprehensive income. Rent expense was recognized as part of “Cost of hotel operations” account in profit and loss amounting to P102,569,534 and P68,464,514 as of June 30, 2024 and 2023, respectively (Note 22).

“Cost of hotel operations” account in the consolidated interim statements of comprehensive income.

Under the terms of the covering lease agreements, the Group was required to make advance rentals and refundable deposits, shown as part of “Prepaid expenses and other current assets” and “Other noncurrent assets” accounts in the consolidated interim statements of financial position (Notes 9 and 15).

Maturity analysis of lease payments under IFRS 16 are disclosed in Note 30.

The scheduled maturities of non-cancellable discounted minimum future rental payments are as follows:

	June 30, 2024	December 31, 2023
Within one year	P 6,361,393	P 6,019,531
Between one and five years	12,454,192	15,646,138
	P 18,815,585	P 21,665,669

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

27.    Leases (cont.)

The amount recognized in the consolidated interim statements of comprehensive income are as follows:

	Note	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Amortization of right-of-use asset	11	P 3,303,672	P 2,445,164
Interest on lease liabilities		708,494	393,388
Expenses relating to short-term leases	24	—	581,634
		P 4,012,166	P 3,420,186

Total expenses relating to short-term leases and low value assets amounted to nil and P581,634 as of June 30, 2024 and 2023, respectively, were recognized in “General and Administrative Expenses” account in profit or loss (Note 24).

Rent expense was recognized as part of “Cost of hotel operations” account in profit and loss amounting to P102,569,534 and P68,464,514 as of June 30, 2024 and 2023, respectively (Note 22).

Total lease payments amounted to P3,558,578 and P1,543,226 as at June 30, 2024 and December 31, 2023, respectively.

28.    Income Taxes

Income tax expense consists of:

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Current	P 16,160,406	P 47,520,727
Deferred	(1,271,988)	—
	P 14,888,418	P 47,520,727

The reconciliation of the income tax expense computed at the applicable statutory income tax rate to the income tax expense as shown in profit or loss for the period ended June 30 is as follows:

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Income before income tax	P 142,825,346	P 165,846,058
Income tax benefit computed at 25%	P 35,706,337	P 41,461,515
Income tax effects of:
Application of NOLCO	(21,922,704)	—
Nondeductible expense	8,528,728	—
Nontaxable income	(2,711,885)	—
Equity in net loss of an associate	3,071,323	3,319,679
Interest income subjected to final tax	(14,544)	(23,996)
Optional standard deduction	(7,768,837)	2,763,529
	P 14,888,418	P 47,520,727

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

28.    Income Taxes (cont.)

The components of the Group’s net deferred tax asset, relating to temporary differences are shown below.

	June 30, 2024
	Amount	DTL/DTA
Unrealized gain from change in fair value of investment property	P (301,424,472)	P (75,356,118)
Excess of financial realized gross profit over taxable realized gross profit	(627,197,560)	(156,799,390)
Borrowing costs	(30,800,000)	(7,700,000)
Depreciation of investment property	(23,820,894)	(5,955,223)
Rent receivable	(928,307)	(232,077)
Translation reserve	(7,918,655)	(1,979,664)
Unearned revenue	(81,036,742)	(20,259,186)
DTL	(1,073,126,630)	(268,281,658)
NOLCO	96,833,411	24,208,353
Other accrued expense	85,729,276	21,432,319
MCIT	11,834,570	11,834,570
Retirement benefits liability	4,331,432	1,082,858
Unrealized foreign exchange gain	858,970	214,743
Lease IFRS 16	10,740,458	2,685,115
DTA	210,328,117	61,457,958
Net DTA	P (862,798,513)	P (206,823,700)
	December 31, 2023
	Amount	DTL/DTA
Unrealized gain from change in fair value of investment property	P (302,260,692)	P (75,356,118)
Excess of financial realized gross profit over taxable realized gross profit	(695,411,978)	(173,852,995)
Borrowing costs	(30,800,000)	(7,700,000)
Depreciation of investment property	(23,820,894)	(5,955,223)
Rent receivable	(928,307)	(232,077)
Translation reserve	(836,220)	(209,055)
Unearned revenue	(74,789,563)	(18,697,391)
DTL	(1,128,847,654)	(282,002,859)
NOLCO	158,797,690	39,699,422
Other accrued expense	83,585,334	20,896,334
MCIT	11,834,570	11,834,570
Retirement benefits liability	4,331,432	1,082,858
Unrealized foreign exchange gain	813,391	203,348
Lease IFRS 16	6,728,292	1,682,072
DTA	266,090,709	75,398,604
Net DTA	P (862,756,945)	P (206,604,255)

Deferred tax assets are recognized only to the extent that taxable income will be available against which the deferred tax assets can be used. The subsidiaries will recognize a previously unrecognized deferred tax asset to the extent that it has become probable that sufficient future taxable income will allow the deferred tax asset to be recovered.

The details of the Group’s NOLCO which are available for offsetting against future taxable income are as follows:

Year Incurred	Amount Incurred	Applied	Expired	Remaining Balance	Year of Expiration
2022	P 135,930,128	P (39,096,717)	P —	P 96,833,411	2025
2021	104,575,821	(104,575,821)	—	—	2026
	P 240,505,949	P (143,672,538)	P —	P 96,833,411

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

28.    Income Taxes (cont.)

The details of MCIT, which can be claimed as tax credits against future regular corporate income tax liabilities, are as follow:

Year Incurred	Amount Incurred	Applied	Expired	Remaining Balance	Year of Expiration
2023	P 8,557,046	P —	P —	P 8,557,046	2026
2022	1,494,906	—	—	1,494,906	2025
2021	1,782,618	—	—	1,782,618	2024
2020	5,110,982	—	(5,110,982)	—	2023
	P 16,945,552	P —	P (5,110,982)	P 11,834,570

Corporate Recovery and Tax Incentives for Enterprises (CREATE) Act

On March 26, 2021, the President of the Philippines has approved the Corporate Recovery and Tax Incentives for Enterprises or the CREATE Act, which provides that MCIT is reduced from 2% to 1% effective July 1, 2020 to June 30, 2023.

Effective July 1, 2023, as prescribed by BIR Revenue Memorandum Circular (RMC) No. 69-2023 issued on June 20, 2023, the rate of MCIT for domestic corporations shall be reverted from 1% to 2% of their gross income.

29.    Equity

Capital Stock

On December 6, 2017, the SEC approved the increase in the Parent Company’s authorized capital stock from 250,000 shares to 1,000,000 shares at P1,000 par value.

In compliance with the Share Purchase Agreement, DD, CCBHI and SRDC subscribed additional shares from the increase in the Parent Company’s authorized capital stock in order to maintain their 70%, 15% and 15% respective equity interest in the Group. Details of the additional subscription from these parties are as follows:

	Number of Shares Subscribed	Par Value of Shares Subscribed	Additional Paid-in Capital	Total Subscription Receivable
DD	378,000	P 378,000,000	P 7,567,000	P 385,567,000
CCBHI	81,000	81,000,000	1,621,500	82,621,500
SRDC	81,000	81,000,000	1,621,500	82,621,500
Total	540,000	P 540,000,000	P 10,810,000	P 550,810,000

From the total subscription receivable amounting to P550,810,000, P214,134,750 was received in 2017. The amount includes full payment of the subscribed capital of CCBHI and SRDC as part of the consideration from the purchase of their shares to obtain 70% ownership equity in the Group in 2016. The remaining subscription receivable from DD amounting to P336,675,250 was paid and corresponding shares were issued in 2018.

Under the Revised Corporation Code (the “Code”), stock corporations are prohibited from retaining surplus profits (or retained earnings) in excess of their paid-in capital, except when justified by any of the reasons mentioned in the code.

As at December 31, 2023, the Parent Company’s unappropriated retained earnings, if calculated based on the computation per SEC Memorandum Circular No. 16-2023, Revised Guidelines on the Determination of Retained Earnings Available for Dividend Declaration, is in excess of 100% of its paid-in capital stock.

The Parent Company is finalizing its options on the plans to address the excess retained earnings and has not made any other appropriation or restriction of its excess retained earnings as at December 31, 2023.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

29.    Equity (cont.)

Dividend Declaration

On June 1, 2023, the Group’s BOD approved the declaration of cash dividend of P275.80 per share or an aggregate amount of P148,939,378 to stockholders on record date of June 7, 2023, payable on July 7, 2023.

On May 22, 2022, the Group’s BOD approved the declaration of cash dividend of P205.50 per share or an aggregate amount of P110,970,000 to stockholders on record date of May 31, 2022, payable on June 16, 2022.

30.    Financial Risk and Capital Management Objectives and Policies

Objectives and Policies

The Group has significant exposure to the following financial risks primarily from its use of financial instruments:

•        Credit Risk

•        Liquidity Risk

•        Interest Rate Risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risks, and the Group’s management of capital.

The main purpose of the Group’s dealings in financial instruments is to fund its operations and capital expenditures.

The BOD has overall responsibility for the establishment and oversight of the Group’s risk management framework. The BOD has established the Executive Committee, which is responsible for developing and monitoring the Group’s risk management policies. The committee identifies all issues affecting the operations of the Group and reports regularly to the BOD on its activities.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. All risks faced by the Group are incorporated in the annual operating budget. Mitigating strategies and procedures are also devised to address the risks that inevitably occur so as not to affect the Group’s operations and forecasted results. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group’s principal financial assets include cash, receivables, due from related parties and refundable deposits. These financial assets are used to fund the Group’s operations and capital expenditures.

Credit Risk

In respect of installment contracts receivable, credit risk is managed primarily through credit reviews and an analysis of receivables on a continuous basis. Customer payments are facilitated by post-dated checks. Exposure to bad debts is not significant as titles to real estate properties are not transferred to the buyers until full payment has been made. There are no large concentrations of credit risk given the Group’s diverse customer base.

Credit risk arising from rent receivable is primarily managed through a tenant selection process. Prospective tenants are evaluated on the basis of payment track record and other credit information. In accordance with the provisions of the lease contracts, the lessees are required to deposit with the Group security deposits and advance rentals which helps reduce the Group’s credit risk exposure in case of defaults by the tenants. For existing tenants, the Group has put in place a monitoring and follow-up system. Receivables are aged and analyzed on a continuous basis to minimize credit risk associated with these receivables.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30.    Financial Risk and Capital Management Objectives and Policies (cont.)

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting period follows:

	Note	June 30, 2024	December 31, 2023
Cash in banks	6	P 250,074,102	P 220,728,245
Receivables	7	1,819,566,660	1,705,263,230
Due from related parties	26	11,177,992	1,889,874
Refundable deposits*	9, 15	15,010,231	17,556,005
		P 2,095,828,985	P 1,945,437,354

____________

*        This is presented as part of “Prepaid expenses and other current assets” and “Other noncurrent assets” accounts.

The table below presents the Group’s exposure to credit risk and shows the credit quality of the assets by indicating whether the assets are subjected to 12-month ECL or lifetime ECL. Assets that are credit-impaired are separately presented.

	Financial Assets at Amortized Cost
June 30, 2024	12-month ECL	Lifetime ECL – not Credit Impaired	Lifetime ECL – Credit Impaired	Total
Cash in banks	P 250,074,102	P —	P —	P 250,074,102
Receivables	10,243,086	1,809,323,574	—	1,819,566,660
Due from related parties	11,177,992	—	—	11,177,992
Refundable deposits*	15,010,231	—	—	15,010,231
	P 286,505,411	P 1,809,323,574	P —	P 2,095,828,985
	Financial Assets at Amortized Cost
December 31, 2023	12-month ECL	Lifetime ECL – not Credit Impaired	Lifetime ECL – Credit Impaired	Total
Cash in banks	P 220,728,245	P —	P —	P 220,728,245
Receivables	7,430,993	1,697,832,237	—	1,705,263,230
Due from related parties	1,889,874	—	—	1,889,874
Refundable deposits*	17,556,005	—	—	17,556,005
	P 247,605,117	P 1,697,832,237	P —	P 1,945,437,354

The Group’s process in assessing the ECLs are discussed in Note 4 to the consolidated financial statements.

The following is the aging analysis per class of financial assets as at June 30:

June 30, 2024	Note	Neither Past Due nor Impaired	Past Due but not Impaired			Impaired	Total
			1 to 30 Days	31 to 60 Days	More than 60 Days
Receivables	7	P 1,386,862,112	P 21,347,335	P 14,591,773	P 396,765,440	P —	P 1,819,566,660
Due from related parties	26	11,177,992	—	—	—	—	11,177,992
Refundable deposits*	9, 15	15,010,231	—	—	—	—	15,010,231
		P 1,413,050,335	P 21,347,335	P 14,591,773	P 396,765,440	P —	P 1,845,754,883

____________

*        This is presented as part of “Prepaid expenses and other current assets” and “Other noncurrent assets” accounts.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30.    Financial Risk and Capital Management Objectives and Policies (cont.)

December 31, 2023	Note	Neither Past Due nor Impaired	Past Due but not Impaired			Impaired	Total
			1 to 30 Days	31 to 60 Days	More than 60 Days
Receivables	7	P 1,061,028,164	P 572,933,305	P 6,189,892	P 65,111,869	P —	P 1,705,263,230
Due from related parties	26	1,889,874	—	—	—	—	1,889,874
Refundable deposits*	9, 15	17,556,005	—	—	—	—	17,556,005
		P 1,080,474,043	P 572,933,305	P 6,189,892	P 65,111,869	P —	P 1,724,709,109

____________

*        This is presented as part of “Prepaid expenses and other current assets” and “Other noncurrent assets” accounts.

The following is the credit quality Group’s financial assets:

		June 30, 2024
	Note	High Grade	Medium Grade	Low Grade	Total
Cash in banks	6	P 250,074,102	P —	P —	P 250,074,102
Receivables	7	1,408,209,447	14,591,773	396,765,440	1,819,566,660
Due from related parties	26	11,177,992	—	—	11,177,992
Refundable deposits*	9, 15	15,010,231	—	—	15,010,231
		P 1,684,471,772	P 14,591,773	P 396,765,440	P 2,092,418,797

____________

*        This is presented as part of “Prepaid expenses and other current assets — net” and “Other noncurrent assets” accounts.

		December 31, 2023
	Note	High Grade	Medium Grade	Low Grade	Total
Cash in banks	6	P 220,728,245	P —	P —	P 220,728,245
Receivables	7	1,633,961,469	6,189,892	65,111,869	1,705,263,230
Due from related parties	26	1,889,874	—	—	1,889,874
Refundable deposits*	9, 15	17,556,005	—	—	17,556,005
		P 1,874,135,593	P 6,189,892	P 65,111,869	P 1,945,437,354

____________

*        This is presented as part of “Prepaid expenses and other current assets — net” and “Other noncurrent assets” accounts.

The Group assessed the credit quality of unrestricted cash as high grade since this is deposited in reputable banks with low probability of insolvency.

Receivables assessed as high grade pertains to receivables from buyers that had no default in payment; medium grade pertains to receivables from buyers who have history of being 31 to 60 days past due; and low grade pertains to receivables from buyers who have history of being over 60 days past due. Receivable balances are being monitored on a regular basis to ensure timely execution of necessary intervention efforts. The Group performs credit investigation and evaluation of each buyer to establish paying capacity and creditworthiness.

The credit risks for due from related parties and refundable deposits are considered negligible since these are mainly from companies and related parties that are generally financially stable.

Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group manages liquidity risk by forecasting projected cash flows and maintaining balance between continuity of funding and flexibility in operations. Treasury controls and procedures are in place to ensure that sufficient cash is maintained to cover daily operational working capital requirements. Management closely monitors the Group’s future and contingent obligations and sets up required cash reserves as necessary in accordance with internal requirements.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30.    Financial Risk and Capital Management Objectives and Policies (cont.)

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	As at June 30, 2024
	Carrying Amount	Contractual Cash Flow	1 Year or Less	1 Year – 5 Years	More than 5 Years
Accounts payable and other current liabilities*	P 3,835,103,242	P 3,835,103,242	P 3,835,103,242	P —	P —
Due to related parties	933,544,788	933,544,788	933,544,788	—	—
Retention payable**	162,395,624	162,395,624	61,233,095	101,162,529	—
Notes payable**	1,411,525	1,411,525	1,411,525	—	—
Security deposits	1,079,900	1,079,900	—	1,079,900	—
Lease liabilities**	18,815,585	18,815,585	6,361,393	12,454,192	—

____________

*        Excluding payables to government agencies and unearned hotel revenues.

**      This includes current and noncurrent portions of the account.

	As at December 31, 2023
	Carrying Amount	Contractual Cash Flow	1 Year or Less	1 Year – 5 Years	More than 5 Years
Accounts payable and other current liabilities*	P 3,469,534,128	P 3,469,534,128	P 3,469,534,128	P —	P —
Due to related parties	322,831,510	322,831,510	322,831,510	—	—
Retention payable**	143,573,332	143,573,332	42,410,803	101,162,529	—
Notes payable**	5,561,756	5,561,756	5,561,756	—	—
Security deposits	1,079,900	1,079,900	—	1,079,900	—
Lease liabilities**	21,665,669	21,665,669	6,019,531	15,646,138	—

____________

*        Excluding payables to government agencies and unearned hotel revenues.

**      This includes current and noncurrent portions of the account.

Interest Rate Risk

The Group interest risk management policy is to minimize interest rate cash flow risk exposures to changes in interest rates. The Group has short-term and long-term bank borrowings with fixed interest rates. Therefore, the Group is not subject to the effect of changes in interest rates.

Fair Values

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash, Due from Related Parties and Accounts Payable and Other Current Liabilities The carrying amounts of cash, other receivables, due from a related parties and accounts payable and other current liabilities approximate their fair values primarily due to the relatively short-term maturities of these financial instruments.

Installment Contracts Receivable

The fair values are based on the present value of expected future cash flows using the applicable rates for similar types of instruments.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30.    Financial Risk and Capital Management Objectives and Policies (cont.)

Refundable Deposits, Lease Liabilities and Security Deposits

Refundable deposits, lease liabilities and security deposits are reported at their present values, which approximate the carrying amounts that would fully satisfy the obligations as at reporting date. The carrying amounts of the refundable deposits and security deposits approximate their fair values since the impact of discounting is immaterial.

Notes Payable

The fair value of the interest-bearing fixed-rate short-term and long-term debts is based on the discounted value of expected future cash flows using the applicable market rates for similar types of loans as of reporting date.

Capital Management

Management maintains a sound capital base to ensure the Group’s ability to continue as a going concern in order to support its business and maximize shareholder value. Management uses debt-to-equity ratio to monitor and review the Group’s capital base on a regular basis. The Group’s capital is defined as the total equity as shown in the statements of financial position.

The BOD has overall responsibility for monitoring for capital in proportion to risk. Profiles for capital ratios are set in the light of changes in the Group’s external environment and the risk underlying the Group’s business operations and industry.

The Group is not subject to externally-imposed capital requirements.

31.    Note to Consolidated Interim Statements of Cash Flows

The Company’s noncash activities are as follows:

a.      “Inventories” transferred to “Property and Equipment” amounting to P92,250,754 (Note 11) in 2023.

b.      “Inventories” transferred to “Investment Property” amounting to P181,150,995 (Note 12) in 2023.

c.      Noncash additions to “Investment Property” amounting to P121,880,400 (Note 12) in 2023.

Changes in Liabilities Arising from Financing Activities

	January 1, 2024	Cash Flows	Other Movements	June 30, 2024
Notes payable	P 5,561,756	P (4,150,231)	P —	P 1,411,525
Lease liabilities	21,665,669	(4,267,072)	—	17,398,597
Total liabilities from financing activities	P 27,227,425	P (8,417,303)	P —	P 18,810,122
	January 1, 2023	Cash Flows	Other Movements	December 31, 2023
Notes payable	P 13,508,035	P (7,946,279)	P —	P 5,561,756
Lease liabilities	1,349,231	(6,272,167)	26,588,605	21,665,669
Total liabilities from financing activities	P 14,857,266	P (14,218,446)	P 26,588,605	P 27,227,425

Other movements pertain to recognized subscription payable and interest expense from amortization of lease liabilities and adoption of IFRS 16.

HOTEL OF ASIA, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

32.    Other Matters

On April 8, 2024, the Parent Company signed a Definitive Merger Agreement with JVSPAC Acquisition Corporation, Hotel101 Global Pte Ltd, DD, and other related parties for the merger of these companies in relation to the planned publicly listing of Hotel101 Global on the NASDAQ. The listing is expected to have an equity value of over US$2.3 billion following the completion of the transaction, which is expected to close during the second half of 2024 subject to regulatory and shareholder approvals and other customary closing conditions. As of the date of the approval of the financial statements, the merger agreement remains executory.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Director of
Hotel101 Global Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Hotel101 Global Holdings Corp. (the “Company”) as of December 31, 2024, the related consolidated statements of comprehensive loss, changes in deficit and cash flows for the period from March 13, 2024 (date of inception) to December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from March 13, 2024 (date of inception) to December 31, 2024, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum llp

We have served as the Company’s auditor since 2025.

New York, NY
January 31, 2025

Hotel101 Global Holdings Corp. and its Subsidiaries
Consolidated statement of financial position
As at December 31, 2024

	Note	December 31, 2024

		US$
Current assets
Prepayments and other assets	4	5,681
Cash		5
Total assets		5,686

Deficit
Share capital	5	1
Accumulated losses		(42,795)
Total deficit		(42,794)

Current liabilities
Payables to holding company and related parties	6	48,480
Total liabilities		48,480

Total liabilities and deficit		5,686

The accompanying notes form an integral part of these consolidated financial statements.

Hotel101 Global Holdings Corp. and its Subsidiaries
Consolidated statement of comprehensive loss
For the period from March 13, 2024 (date of inception) to December 31, 2024

	Note	Period from March 13, 2024 (date of inception) to December 31, 2024
		US$
Operating expenses	7	(42,795)
Loss before tax		(42,795)
Income tax expense		—
Loss and comprehensive loss for the period		(42,795)

Weighted average number of ordinary shares		1
Basic and diluted loss per share	8	(42,795)

The accompanying notes form an integral part of these consolidated financial statements.

Hotel101 Global Holdings Corp. and its Subsidiaries
Consolidated statement of changes in deficit
For the period from March 13, 2024 (date of inception) to December 31, 2024

	Share capital	Accumulated losses	Total Deficit
	US$	US$	US$
At March 13, 2024 (date of inception), Note 5	1	—	1
Total comprehensive loss for the period	—	(42,795)	(42,795)

At December 31, 2024	1	(42,795)	(42,794)

The accompanying notes form an integral part of these consolidated financial statements.

Hotel101 Global Holdings Corp. and its Subsidiaries
Consolidated statement of cash flows
For the period from March 13, 2024 (date of inception) to December 31, 2024

	Note	Period from March 13, 2024 (date of inception) to December 31, 2024
		US$
Cash flows from operating activities
Loss for the period	7	(42,795)
Change in prepayments and other assets	4	(5,681)
Net cash used in operating activities		(48,476)

Cash flows from financing activities
Proceeds from issue of shares	5	1
Advances from holding company	6	4
Advances from related parties	6	48,476
Net cash from financing activities		48,481

Net changes in cash and cash equivalents		5
Cash at inception date		—
Cash at December 31, 2024		5

The accompanying notes form an integral part of these consolidated financial statements.

Hotel101 Global Holdings Corp. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2024

Notes to the consolidated financial statements

These notes form an integral part of the consolidated financial statements.

1       Domicile and activities

Hotel101 Global Holdings Corp. (the “Company”) is an exempted company incorporated in the Cayman Islands with registered office at 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands.

The Company is established and shall have full power and authority to carry out any object that is not prohibited by any law of the Cayman Islands. The principal activities of the Company is a holding company.

The principal activities of the subsidiaries are disclosed in Note 3.1(i).

The consolidated financial statements as at December 31, 2024 and for the period from March 13, 2024 (date of inception) to December 31, 2024 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The holding company is DoubleDragon Corporation, incorporated in the Philippines and registered with the Philippines Securities and Exchange Commission.

As of December 31, 2024, the Group has not started operations.

2       Basis of preparation

2.1    Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applying the basis of accounting below.

2.2    Going Concern

The Group was incorporated in 2024. The Group sustained losses in 2024 which resulted in accumulated losses of US$ 42,795 as at December 31, 2024. The losses were mainly due to the operating expenses of the Group. These factors raise significant doubt about the Group’s ability to continue as a going concern for at least twelve months from the end of the reporting period. The significant doubt is alleviated, however, as the ultimate holding company has undertaken to provide the necessary financial support to enable the Group to continue its operations as a going concern and to meet its liabilities as and when they fall due. The ultimate holding company also pledged not to enforce its right to collect from the Group any advances made and working capital loans extended until such time that the Group has the ability to repay them. The consolidated financial statements of the Group have been prepared on a going concern basis.

2.3    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except as otherwise described in the notes below.

2.4    Functional and presentation currency

The consolidated financial statements are presented in United States dollars, which is the Group’s functional currency. All financial information are presented in United States dollars (‘US$’), unless otherwise stated.

2.5    Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions about the future that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Hotel101 Global Holdings Corp. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2024

2       Basis of preparation (cont.)

Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Group’s risk management. Revisions to accounting estimates are recognised prospectively.

3       Material accounting policy information

The accounting policies set out below have been applied consistently to period presented in these consolidated financial statements.

3.1    Basis of consolidation

(i)     Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Details are as follows:

Name of subsidiary	Principal activities	Country of incorporation/ Principal place of business	Ownership interest December 31, 2024%
HGHC 1 Corp.(1)	Holding Company	Cayman Islands	100%
HGHC 2 Corp.(1)	Holding Company	Cayman Islands	100%
HGHC 3 Corp.(1)	Holding Company	The British Virgin Islands	100%
HGHC 4 Pte. Ltd.(2)	Holding Company	Singapore	100%

____________

(1)      Incorporated and formed on March 13, 2024

(2)      Incorporated and formed on April 4, 2024

On April 8, 2024, the Company and HGHC 4 Pte. Ltd. signed an Agreement and Plan of Merger with JVSPAC Acquisition Corp. and the Group’s related parties namely, Hotel101 Global Pte. Ltd, Hotel101 Worldwide Private Limited, DDPC Worldwide Pte. Ltd. and Hotel of Asia, Inc. for the merger of these companies in relation to the planned public listing of the Company on the NASDAQ. On September 3, 2024, the parties signed an Amendment to Agreement and Plan of Merger mainly to amend that DoubleDragon Corporation will transfer 40% of the total issued share capital of Hotel of Asia, Inc. to Hotel101 Global Pte Ltd. The listing is subject to regulatory and shareholder approvals and other customary closing conditions. As of the date of these financial statements, the Plan of Merger remains executory.

(ii)    Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

3.2    Cash

Cash comprises of cash on hand as payment for the Group’s share capital.

Hotel101 Global Holdings Corp. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2024

3       Material accounting policy information (cont.)

3.3    Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects. Income tax relating to transactions costs of an equity transaction is accounted for in accordance with IAS 12.

3.4    Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income. Effective tax rate is zero due to losses recorded in jurisdictions with no corporate tax rate and other losses that do not meet the criteria to be recognized under IAS 12.

The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IFRS(I) 1-37 Provision, Contingent Liabilities and Contingent Assets.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognised

•        temporary differences on the initial recognition of assets or liabilities in a transaction that

-        is not a business combination and

-        at the time of the transaction (i) affects neither accounting nor taxable profit or loss and (ii) does not give rise to equal taxable and deductible temporary differences;

•        temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future; and

•        taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognise a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in

Hotel101 Global Holdings Corp. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2024

3       Material accounting policy information (cont.)

the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised; such reductions are reversed when the probability of future taxable profits improves.

Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used. As of December 31, 2024, the Group has US$ 2,607 unrecognised deferred tax assets from the Group’s taxable losses of US$42,795.

3.5    Earnings (loss) per share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, for the dilutive effect arising from the conversion of the non-redeemable convertible non-cumulative preference shares.

3.6    New standards and interpretations not adopted

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted. Based on the Group’s assessments, these new standards and amendments are not expected to have an impact on the Group’s financial statements.

4       Prepayments and other assets

December 31, 2024
US$
Current
Refundable deposits	4,544
Prepayments	1,137
4,544

5       Share capital

	Number of shares	US$
Fully paid ordinary shares:
At date of inception	1	1

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per ordinary share at meetings of the Group. All shares rank equally with regard to the Group’s residual assets.

Issue of ordinary shares

On March 13, 2024, the incorporation date, the shareholder subscribed to 1 ordinary share of the Company at U$1 per share.

Hotel101 Global Holdings Corp. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2024

6       Payables to holding company and related parties

2024
US$
Amount due to holding company	4
Amounts due to related parties	48,480
48,476

Amount due to holding company

Amount due to holding company is non-trade, unsecured, interest-free and repayable on demand. This includes advances by the holding company for investment in subsidiaries of the Company.

Amounts due to related parties

Amounts due to related parties pertain to advances made by related parties and reimbursables initially paid by related parties. These are non-trade, interest-free, unsecured and repayable on demand.

7       Operating expenses

Period from March 13, 2024 (date of inception) to December 31, 2024
US$
Professional fees	26,583
Processing expenses	11,540
Directors’ fees	3,408
Taxes and dues	183
Miscellaneous Expenses	1,081
42,795

8       Loss per share

Period from March 13, 2024 (date of inception) to December 31, 2024
US$
Loss attributable to the owners of the company	(42,795)
Weighted average number of ordinary shares	1
Basic and diluted earnings loss per share	(42,795)

As of December 31, 2024, the Company has no potential dilutive debt or equity instruments.

Hotel101 Global Holdings Corp. and its Subsidiaries
Notes to the consolidated financial statements
December 31, 2024

9       Related parties

Key management personnel compensation

Key management personnel of the Group are those persons having the authority and responsibility for planning, directing and controlling the activities of the Group. The directors are considered as key management personnel of the Company.

Key management personnel compensation comprises:

Period from March 13, 2024 (date of inception) to December 31, 2024
US$
Short-term employee benefits	3,408

Certain directors are not paid directly by the Group but receive remuneration from the Group’s ultimate holding company, in respect of their services to the larger group which includes the Group. No apportionment has been made as the services provided by these directors to the Group are incidental to their responsibilities to the larger group.

10     Subsequent events

The Company has evaluated subsequent events through January 31, 2025, the date on which the financial statements were issued, and has determined that there are no subsequent events that require disclosure or adjustments to the financial statements.

Annex A-1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated

April 8, 2024

by and among

Hotel101 Global Pte. Ltd.

Hotel of Asia, Inc.

DoubleDragon Corporation

DDPC Worldwide Pte. Ltd.

Hotel101 Worldwide Private Limited

JVSPAC Acquisition Corp.

Hotel101 Global Holdings Corp.

HGHC 4 Pte. Ltd.

and

HGHC 3 Corp.

		Annex A-1 Page No.
ARTICLE I DEFINITIONS		2
1.1	The Following Terms, As Used In This Agreement, Have The Following Meanings:	2
1.2	The following terms have the meanings set forth in the Sections set forth below:	8

ARTICLE II COMPANY AMALGAMATION AND SPAC MERGER		9
2.1	Company Amalgamation; SPAC Merger	9
2.2	Closing	9
2.3	Amalgamation and Merger Effective Time	10
2.4	Effect of the Company Amalgamation	10
2.5	Effect of the SPAC Merger	10
2.6	Memorandum and Articles of Association of SPAC Surviving Sub	10
2.7	Directors and Officers of SPAC Surviving Sub	10
2.8	Constitution of the Company Surviving Sub	11
2.9	Directors and Officers of the Company Surviving Sub	11
2.10	Taking of Necessary Action; Further Action	11

ARTICLE III CONSIDERATION		11
3.1	Effect of Company Amalgamation on Hotel101 Global Securities	11
3.2	Effect of SPAC Merger on SPAC Securities	11
3.3	Conversion	12
3.4	Payment of Merger Consideration	12
3.5	Legend	13
3.6	Dissenter’s Rights	13
3.7	Withholding Rights	13
3.8	Taxes	13
3.9	Earnout Shares	14

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES AND PRINCIPAL SHAREHOLDERS		14
4.1	Corporate Existence and Power	14
4.2	Authorization	15
4.3	Governmental Authorization	15
4.4	Non-Contravention	16
4.5	Capital Structure	16
4.6	Corporate Records	17
4.7	Assumed Names	17
4.8	Subsidiaries.	17
4.9	Financial Statements	17
4.10	Books and Records	18
4.11	Absence of Certain Changes	18
4.12	Properties; Title to the Company Group’s Assets	18
4.13	Litigation	19
4.14	Contracts	19
4.15	Licenses and Permits	21
4.16	Cybersecurity; Compliance with Laws	21
4.17	Intellectual Property	22
4.18	Customers and Suppliers	24
4.19	Employees	24
4.20	Employment Matters	24
4.21	Real Property	24

Annex A-1-i

		Annex A-1 Page No.
4.23	Environmental Laws	26
4.24	Finders’ Fees	27
4.25	Powers of Attorney and Suretyships	27
4.26	Directors and Officers	27
4.27	Certain Business Practices	27
4.28	Sanctions; Anti-Money Laundering Laws	27
4.29	Not an Investment Company	28
4.30	Insurance	28
4.31	Related Party Agreements	28
4.32	Other Information	28
4.33	No Additional Representation or Warranties	28

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE SPAC		28
5.1	Corporate Existence and Power	28
5.2	Authorization	29
5.3	Governmental Authorization	29
5.4	Non-Contravention.	29
5.5	Finders’ Fees	29
5.6	Capitalization	29
5.7	Trust Fund	30
5.8	Listing	30
5.9	Reporting Company	30
5.10	Board Approval	30
5.11	SPAC SEC Documents and Financial Statements	30
5.12	Litigation	31
5.13	Compliance with Laws	31
5.14	Not an Investment Company	31
5.15	Tax Matters	31
5.16	Prior Expenses	31
5.17	Certain Business Practices	31
5.18	Sanctions; Anti-Money Laundering Laws	32

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF ACQUISITION ENTITIES		32
6.1	Corporate Existence and Power	32
6.2	Authorization	32
6.3	Governmental Authorization	32
6.4	Non-Contravention	32
6.5	Finders’ Fees	33
6.6	Issuance of Shares	33
6.7	Capitalization	33
6.8	Board Approval	33
6.9	Litigation	33
6.10	Compliance with Laws	33
6.11	Not an Investment Company	34
6.12	Business Activities	34
6.13	Foreign Private Issuer	34
6.14	Organizational	34

Annex A-1-ii

		Annex A-1 Page No.
ARTICLE VII COVENANTS OF THE RELEVANT PARTIES		34
7.1	Conduct of the Business.	34
7.2	Access to Information.	37
7.3	Notices of Certain Events	37
7.4	SEC Filings	37
7.5	The Registration Statement	38
7.6	Trust Account	39
7.7	Directors’ and Officers’ Indemnification and Insurance	39
7.8	Board of Directors of PubCo	40
7.9	Non-Compete Agreements	40

ARTICLE VIII COVENANTS OF THE COMPANY GROUP AND PRINCIPAL SHAREHOLDERS		41
8.1	Annual and Interim Financial Statements	41
8.2	Restructuring	41
8.3	Required Company Approvals	41
8.4	Key Employees of the Company Parties	41
8.5	Rights of PubCo as Minority Shareholder	41
8.6	Financial Statements	41
8.7	Key Executive Shares	42

ARTICLE IX COVENANTS OF ALL PARTIES HERETO		42
9.1	Commercially Reasonable Efforts; Further Assurances	42
9.2	Tax Matters	42
9.3	Settlement of the SPAC’s Liabilities	43
9.4	Compliance with SPAC Agreements	43
9.5	Confidentiality	43
9.6	PIPE Investment	43
9.7	Company Amalgamation	43

ARTICLE X CONDITIONS TO CLOSING		45
10.1	Condition to the Obligations of the Parties	45
10.2	Additional Conditions to Obligations of SPAC	45
10.3	Additional Conditions to Obligations of the Company Parties	47
10.4	Frustration of Conditions.	47

ARTICLE XI DISPUTE RESOLUTION		47
11.1	Jurisdiction	47
11.2	Waiver of Jury Trial; No Exemplary Damages	47

ARTICLE XII TERMINATION		48
12.1	Termination	48
12.2	Effect of Termination.	49
12.3	Survival of Representations, Warranties and Covenants	49
12.4	Termination Fee	49
12.5	Reverse Termination Fee	49

ARTICLE XIII MISCELLANEOUS		50
13.1	Notices	50
13.2	Amendments; No Waivers; Remedies	51
13.3	Arm’s Length Bargaining; No Presumption Against Drafter	51
13.4	Publicity	51

Annex A-1-iii

		Annex A-1 Page No.
13.5	Expenses	51
13.6	No Assignment or Delegation	51
13.7	Governing Law	51
13.8	Counterparts	52
13.9	Entire Agreement	52
13.10	Severability	52
13.11	Construction of Certain Terms and References; Captions	52
13.12	Further Assurances	53
13.13	Third Party Beneficiaries	53
13.14	Non-survival of Representations, Warranties and Covenants	53
13.15	Waiver	53
13.16	Enforcement	53
13.17	Non-Recourse	53

Schedules and Exhibits

Schedule A-1	Closing Payment Shares
Schedule A-2	Allocation of Key Executive Shares
Schedule A-3	Transfer Payment Shares
Schedule B	PubCo Minority Shareholder Rights
Schedule C	Company Disclosure Schedule
Exhibit A	Form of Plan of Merger
Exhibit B	Individuals Entitled to Indemnification Agreements

Annex A-1-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 8, 2024, by and among (i) Hotel101 Global Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Global”), (ii) Hotel of Asia, Inc., a company with limited liability incorporated under the laws of the Philippines (“Hotel of Asia” and together with Hotel101 Global, the “Company Parties”), (iii) DoubleDragon Corporation, a company incorporated under the laws of the Philippines and listed on the Philippine Stock Exchange, Inc. (“DoubleDragon”), (iv) DDPC Worldwide Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of DoubleDragon (“DDPC”), (v) Hotel101 Worldwide Private Limited, a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Worldwide”, and together with DDPC, and DoubleDragon, the “Principal Shareholders”), (vi) JVSPAC Acquisition Corp., a British Virgin Islands business company (“SPAC”), (vii) Hotel101 Global Holdings Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of DoubleDragon (“PubCo”), (viii) HGHC 4 Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of PubCo (“Merger Sub 1”), and (ix) HGHC 3 Corp., a British Virgin Islands business company and a wholly-owned subsidiary of PubCo (“Merger Sub 2”). Hotel101 Global, DoubleDragon, DDPC, Hotel101 Worldwide, SPAC, PubCo, Merger Sub 1, Merger Sub 2, and Hotel of Asia are collectively referred to herein as the “Parties” and individually as a “Party”.

WITNESSETH

A. Hotel101 Global and Hotel of Asia, through their wholly owned or Controlled (as defined below) subsidiaries, respectively, are engaged in the hotel, hospitality and real estate related businesses.

B. SPAC is a blank check company known as a special purpose acquisition company, formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

C. PubCo is a newly formed Cayman Islands company, formed for the purpose of making acquisitions and investments, with the objective of acting as the publicly traded holding company for its investee entities.

D. Merger Sub 1 is a newly formed Singapore private company limited by shares, wholly owned by PubCo.

E. Merger Sub 2 is a newly formed British Virgin Islands business company, wholly owned by PubCo and formed for the purpose of effectuating the SPAC Merger (as defined below).

F. DoubleDragon is the current holder of 70% of the share capital of Hotel of Asia.

G. DoubleDragon, through its subsidiaries, DDPC and Hotel of Asia, is a majority shareholder of Hotel101 Global.

H. Prior to the SPAC Merger and the Company Amalgamation (each as defined below), the Parties desire that DoubleDragon will transfer 40% of the total issued share capital of Hotel of Asia to PubCo (“Share Transfer”), free and clear of any and all encumbrances in exchange of issuance of 30,935,563 PubCo Ordinary Shares (“Transfer Payment Shares”) as set out in Schedule A-3 hereto.

I. Prior to the SPAC Merger and the Company Amalgamation (each as defined below), the Parties desire that DDPC shall transfer the DDPC Properties to Hotel101 Global, free and clear of any and all encumbrances in exchange for the issuance of ordinary shares in the capital of Hotel101 Global to DDPC (“Property Transfer”).

J. Following the Share Transfer, the Property Transfer and the fulfillment of other conditions set out in Sections 10.1, 10.2 and 10.3, the Parties desire further that (1) Hotel101 Global and Merger Sub 1 (Hotel101 Global and Merger Sub 1 sometimes being referred to herein as “Amalgamating Entities”) will amalgamate and continue as one company, with Hotel101 Global being the surviving entity and becoming a wholly-owned subsidiary of PubCo (“Company Amalgamation”), and the Company Amalgamation will occur upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Companies Act 1967 of Singapore (As Amended) (the “Singapore Companies Act”) and (2) SPAC will merge with and into Merger Sub 2, with SPAC being the surviving entity and becoming a wholly-owned subsidiary of PubCo (the “SPAC Merger”), and the SPAC Merger will occur upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the BVI Business Companies Act, 2004 (As Amended) (the “BVI Companies Act”).

Annex A-1-1

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 The following terms, as used in this Agreement, have the following meanings:

“Acquisition Entity” means each of PubCo, Merger Sub 1 and Merger Sub 2.

“ACRA” means the Singapore Accounting and Corporate Regulatory Authority.

“Action” means any action, suit, arbitration or claim, or any investigation, hearing or legal, judicial or administrative proceeding by or before any Authority, including any audit, claim or assessment for Taxes or otherwise.

“Additional Agreements” mean the Lock-up Agreements and the Share Purchase Agreement.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly Controls, is Controlled by, or is under common Control with such specified Person through one or more intermediaries or otherwise. For avoidance of any doubt, (a) with respect to all periods prior to the Closing and subsequent to the Closing, each Principal Shareholder is an Affiliate of the Company Parties, and (b) with respect to all periods subsequent to the Closing, PubCo is an Affiliate of the Company Parties.

“Amalgamation Proposal” means the amalgamation proposal as prescribed by Section 215B of the Singapore Companies Act (being the amalgamation proposal which requires the approval by the shareholders of each Amalgamating Entity by special resolution at a general meeting for the purposes of Section 215C of the Singapore Companies Act) in relation to the Company Amalgamation.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of the Company Group, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, government employee or commercial entity to obtain or retain business or a business advantage such as, without limitation, the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010, each as amended from time to time, and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, any relevant stock exchange, whether international, national, federal, state, or local.

“Books and Records” means the financial books and records (whether written, electronic, or otherwise embodied) in which a Person’s assets, the business or its transactions are otherwise reflected, other than registers of members, stock books and minute books.

“Business” means the business of the Company Group.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, the Cayman Islands, the British Virgin Islands, Hong Kong, Makati City or Pasay City are authorized or required by applicable Law to close.

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Closing Date” means the date on which the Closing occurs.

“Closing Payment Shares” means 164,564,437 shares of PubCo Ordinary Shares issuable upon the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company Parties to SPAC and the Acquisition Entities concurrently with the signing of this Agreement as Schedule C hereto.

“Company Group” means each of (a) Hotel101 Global and its Subsidiaries, and (b) Hotel of Asia and its Subsidiaries.

Annex A-1-2

“Company Real Property” means the Owned Real Property and the Leased Real Property.

“Company Share Rights” means all options, warrants, rights, or other securities (including debt instruments) to purchase, convert or exchange into Shares of a Company Party.

“Consideration Shares” means such number of PubCo Ordinary Shares equal to US$2,300,000,000, divided by US$10.00, consisting of the Transfer Payment Shares, the Closing Payment Shares and the Key Executive Shares.

“Contracts” means all legally binding contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise; and the terms “Controlled” and “Controlling” shall have the meaning correlative to the foregoing.

“Data Room” means the electronic data room maintained at https://services.intralinks.com/web/#workspace/16471925/documents established for the posting of documents for review by SPAC in connection with the Transactions.

“DDPC Properties” means the leasehold right over the properties located at (i) #04-03, 20 Cecil Street, Singapore 049705, and (ii) #04-04, 20 Cecil Street, Singapore 049705.

“DDPC Shareholder Approval” means the approval of the Property Transfer and the transactions contemplated thereby, by an ordinary resolution of the holders of at least 50% of the shares in the capital of DDPC entitled to vote, who attend and vote thereupon, pursuant to the terms and subject to the conditions of DDPC’s Organizational Documents and applicable Law.

“Environmental Laws” shall mean all applicable Laws relating to pollution, human health and safety or protection of the environment (including natural resources), or prohibition, regulation or control of any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Franchise Agreement” means (i) any franchise, inbound, trademark, license or other similar agreement entered into by any Company Group pursuant to which any Company Real Property is flagged under a hotel brand owned by any third party (each a “Franchise Company”), and any amendment thereto or guarantee thereof, and (ii) each additional license (whether with the Franchise Company or any Affiliate thereof) or other Contract related to such franchise agreement and entered into by the Company Group, in each case with respect to this clause (ii), that are material to any Company Real Property.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“Government Official” means (a) any official, officer, employee or representative of, or other individual acting for or on behalf of, any Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise), or any public international organization (as defined in the U.S. Foreign Corrupt Practices Act), (b) any political party or party official or candidate for political office or (c) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clause (a) or (b) of this definition.

“Hazardous Material” shall mean any material, emission, chemical, substance or waste that has been designated or regulated as radioactive, toxic, hazardous, or as a pollutant or a contaminant (or words of similar intent or meaning) by any Authority or under applicable Laws.

“Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

Annex A-1-3

“Hotel101 Global Shareholder Approval” means the approval of (i) the Company Amalgamation, the Amalgamation Proposal and the transactions contemplated thereby, by a special resolution of the holders of at least 75% of the Hotel101 Global Shares entitled to vote, who attend and vote thereupon, pursuant to the terms and subject to the conditions of Hotel101 Global’s Organizational Documents and applicable Law, and (ii) the Property Transfer and the transactions contemplated thereby, by an ordinary resolution of the holders of at least 50% of the Hotel101 Global Shares entitled to vote, who attend and vote thereupon, pursuant to the terms and subject to the conditions of Hotel101 Global’s Organizational Documents and applicable Law.

“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standards Board from time to time.

“IPO” means the initial public offering of SPAC pursuant to a prospectus dated January 18, 2024.

“IT Assets” means computers, software, hardware, servers, workstations, routers, hubs, switches, data communications lines, networks and all other information technology equipment and all associated documentation.

“Indebtedness” means with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs and prepayment and other penalties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP or IFRS (as applicable to such Person), and (g) all guarantees by such Person.

“Intellectual Property Right” means any trademark, service mark, registration thereof or application for registration therefor, trade name, license, domain names, invention, patent, patent application, trade secret, trade dress, know-how, copyright, copyrightable materials, copyright registration, application for copyright registration, software programs, data bases, u.r.l.s., trade secrets, know-how, invention rights, rights of privacy and publicity, and any other type of proprietary intellectual property right, and all embodiments and fixations thereof and related documentation, registrations and franchises and all renewals, extensions, additions, improvements and accessions thereto and all allied, ancillary and subsidiary rights relating thereto; and with respect to each of the forgoing items in this definition, which is owned, licensed, filed, used by or proprietary to the Company Group, or used or held for use in the business operated by the Company Group, whether registered or unregistered, or domestic or foreign, and whether computer generated or otherwise.

“Investment Management Trust Agreement” means the investment management trust agreement, dated as of January 18, 2024, by and between SPAC and the Trustee.

“Key Employee” means any Company Party Employee (a) whose most recent annual base compensation amount was in excess of US$1,000,000 or (b) that holds a title of ‘President’ or higher.

“Key Executive” means each of Edgar J. Sia II, Tony Tan Caktiong, Ferdinand J. Sia, Rizza Marie S. Javelona, Marriana Henares Yulo and other persons to be determined by the board of directors of DoubleDragon in its sole discretion.

“Key Executive Shares” means, without duplication, the PubCo Ordinary Shares held or subscribed by a Key Executive immediately prior to the SPAC Merger Effective Time.

“Law” means any domestic, international or foreign, federal, state, municipality or local law, statute, ordinance, code, principle of common law, act, treaty or order of any Authority, including rule or regulation promulgated thereunder.

“Lease” means any and all leases, subleases, licenses, concessions, sale/leaseback arrangements or similar arrangements and other occupancy agreements pursuant to which the Company Group holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company Group thereunder.

Annex A-1-4

“Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company Group as tenant, sublessee, licensee or occupier, together with, to the extent leased by the Company Group, all buildings and other structures, facilities, improvements or fixtures currently or hereafter located thereon.

“Liabilities” means any and all liabilities, Indebtedness, claims, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due).

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

“Lock-up Agreements” means the lock-up agreements in the form and substance to be mutually agreed upon by SPAC and DoubleDragon, dated as of the Closing Date and entered into by and between PubCo and Sponsor or each Principal Shareholder.

“Management Agreement” means the management agreements entered into by any of the Company Group (as amended from time to time) pursuant to which any hotel operator (other than any of the Company Group) manages or operates any Company Real Property (each a “Management Company”) on behalf of the Company Group and each amendment, guarantee, license or franchise agreement (whether with the Management Company or any Affiliate thereof) or other Contracts related to such management agreements and entered into by any of the Company Group.

“Material Adverse Effect” means any fact, development, event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with all other facts, development, events, circumstances, changes, conditions, occurrences or effects, (a) has had, is or would reasonably be expected to have a material adverse effect on the business, customer relationships, operations, financial condition, regulatory environment or prospects, of the Company Group, whether or not arising from transactions in the ordinary course of business or (b) has prevented or materially delayed, is preventing or is materially delaying or would reasonably be expected to prevent or materially delay the consummation by the Company Parties of the Transactions; provided, however, that in no event shall any of the following, alone or in combination, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company Group operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any change in the price of any security, currency, market index or prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken or not to take with the written consent of or at the written request of SPAC, provided that this clause (v) shall not apply to any representation or warranty set forth in Section 4.4 and, to the extent related thereto, the condition in Section 10.2(g); (vi) any changes in applicable Laws or accounting rules (including U.S. GAAP, IFRS or other applicable accounting principles) or the enforcement, implementation or interpretation thereof; (vii) the announcement, pendency or completion of the Transactions, including losses or threatened losses of employees, provided that this clause (vii) shall not apply to any representation or warranty set forth in Section 4.4 and, to the extent related thereto, the condition in Section 10.2(g); (viii) any natural or man-made disaster or acts of God; and (ix) any failure in and of itself of the Company Parties and any of its Subsidiaries to meet any projections, forecasts, or budgets (provided, that clause (ix) shall not prevent a determination that any change or event not otherwise excluded from this definition of Material Adverse Effect underlying such failure to meet projections, forecasts or budgets has resulted in a Material Adverse Effect); except in the cases of clauses (i), (ii), (iii), (iv), (vi) or (viii), such facts, events, circumstances, conditions, occurrences and effects may be taken into account if the Company Group is disproportionately affected thereby as compared with other participants in the same industries or markets in which the Company Group operates.

“Mergers” means the SPAC Merger and the Company Amalgamation.

“Order” means any decree, order, judgment, writ, award, injunction, rule, determination or consent of or by an Authority.

“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association, constitution or similar organizational documents, in each case, as amended.

“Owned Real Property” means all land, buildings, structures and improvements owned by any member of the Company Group.

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“Permitted Liens” means (a) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (i) that are not yet due and payable or which are being contested in good faith through appropriate proceedings, (ii) that are not material to the business, operations and financial condition of any Company Group so encumbered, either individually or in the aggregate, or (iii) that are not resulting from a breach, default or violation by any Company Group and/or any of its Subsidiaries of any Contract or Law; (b) liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established in accordance to U.S. GAAP or IFRS); (c) with respect to any Leased Real Property (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (ii) any Lien permitted under a Lease, (iii) any Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a part, and (iv) guaranties, letters of credit or deposits arising from any Leases, including security deposits made in the ordinary course of business; (d) zoning, building, entitlement and other land use and environmental regulations promulgated by any Authority that do not, individual or in the aggregate, materially interfere with the current use of the Owned Real Property or Leased Real Property; (e) non-exclusive, non-source code licenses of Intellectual Property Rights entered into in the ordinary course of business consistent with past practice; and (f) Liens to be released prior to or at the Closing.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“PubCo Ordinary Shares” means the Class A ordinary shares of PubCo.

“Registration Statement” means the Registration Statement on Form F-4, or other appropriate form determined by the Parties, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by PubCo and, if applicable, the Company Group, under the Securities Act with respect to PubCo Ordinary Shares to be issued in connection with the Transactions.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Share” means, with respect to a given Person, the shares and any other class of securities in the capital of such Person, including ordinary shares, preferred shares and any other classes of shares.

“Share Purchase Agreement” means the share purchase agreement to be entered into by and among DoubleDragon and PubCo, pursuant to which DoubleDragon will transfer 40% of the total issued share capital of Hotel of Asia to PubCo, free and clear of any and all encumbrances in exchange of issuance of the Transfer Payment Shares.

“SPAC Class A Ordinary Shares” means the class A ordinary shares with no par value of SPAC.

“SPAC Class B Ordinary Shares” means the class B ordinary shares with no par value of SPAC.

“SPAC Material Adverse Effect” means a material adverse effect on the ability of the SPAC to consummate the transaction contemplated by this Agreement or any of the Additional Agreements; provided, however, that in no event shall any of the following, alone or in combination, be taken into account in determining whether a SPAC Material Adverse Effect has occurred or would reasonably be expected to occur: (i) general economic or political conditions; (ii) conditions generally affecting the special purpose acquisition companies industry; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any change in the price of any security, currency, market index or prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken or not to take with the written consent of or at the written request of Company Parties; (vi) any changes in applicable Laws or accounting rules (including U.S. GAAP, IFRS or other applicable accounting principles) or the enforcement, implementation or interpretation thereof; (vii) the announcement, pendency or completion of the Transactions, including losses or threatened losses of employees; and (viii) any natural or man-made disaster or acts of God; except in the cases of clauses (i), (ii), (iii), (iv), (vi) or (viii), such facts, events, circumstances, conditions, occurrences and effects may be taken into account if the SPAC is disproportionately affected thereby as compared with other participants in the same industries or markets in which the SPAC operates.

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“SPAC Ordinary Shares” means the SPAC Class A Ordinary Shares and the SPAC Class B Ordinary Shares.

“SPAC Rights” means the issued and outstanding rights of SPAC, each such right convertible into one-fourth (1/4) of a SPAC Class A Ordinary Share at the closing of a business combination.

“SPAC Shareholder” means any shareholder of SPAC.

“SPAC Unit” means a unit of SPAC issued in the IPO or upon the exercise of the underwriters’ overallotment option comprised of one SPAC Class A Ordinary Share and one SPAC Right.

“Sponsor” means Winky Investments Limited., a British Virgin Islands business company.

“Subsidiary” means, with respect to any specified Person, any other Person (a) of which such specified Person or any other Subsidiary of such specified Person is a general or managing partner, (b) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such specified Person or by any one or more of its Subsidiaries, (c) of which at least a majority of the economic interests is, directly or indirectly, owned or controlled by such specified Person or by any one or more of its Subsidiaries, including interests held through a variable-interest-entity structure or other similar contractual arrangements, or (d) whose assets and financial results are consolidated with the net earnings of such specified Person and are recorded on the books of such specified Person for financial reporting purposes in accordance with IFRS or U.S. GAAP, whichever is relevant.

“Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, trucks, forklifts and other vehicles owned or leased by the Company Group and other tangible property.

“Tax” means any federal, state, local or foreign tax, levy, custom, duty, deficiency, or other assessment of any kind or nature including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax, including any liability therefor as a transferee or successor, pursuant to Treasury Regulations Section 1.1502-6 or similar provision of applicable Law or as a result of any Tax sharing, indemnification or similar agreement, together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.

“Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

“Taxing Authority” means the Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

“Transactions” means the transactions contemplated under this Agreement, the Additional Agreements and any other agreement or document delivered pursuant to this Agreement and the Additional Agreements.

“Transfer Right” means a buy/sell, put option, call option, option to purchase, a marketing right, a forced sale, tag or drag right or a right of first offer or right of first refusal, pursuant to the terms of which any Person (including any Company Group) could be required to purchase or sell the applicable equity interests of any Person, any fee owned real property or any other material assets, rights or properties.

“Trustee” means Continental Stock Transfer & Trust Company, LLC.

“U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

“$” or “US$” means U.S. dollars, the legal currency of the United States.

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1.2 The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Section
Agreement	Preamble
Alternative Transaction	7.1(d)
Amalgamating Entities	Recital J
Amalgamation Documents	9.7(a)(i)
Amalgamation Objection	9.7(f)
Amended PubCo Charter	6.14
Anti-Money Laundering Laws	4.28
Articles of Merger	2.3(b)
Balance Sheet Date	4.9(c)
Bankruptcy and Equity Exception	4.2(a)
BVI Companies Act	Recital J
Closing	2.2
Company Amalgamation	Recital J
Company Amalgamation Effective Time	2.3(a)
Company Filing Documents	4.16(c)
Company Parties	Preamble
Company Real Property Leases	4.21(c)
Company Surviving Sub	2.1
D&O Indemnified Persons	7.7(a)
D&O Tail Insurance	7.7(a)
DDPC	Preamble
DoubleDragon	Preamble
Earnout Shares	3.9(a)
Effectiveness Date	12.1(d)
Employment Agreements	8.4
Financial Statements	4.9(a)
Governmental Approval	4.3(a)
Ground Leased Real Property	4.21(c)
Hotel of Asia	Preamble
Hotel of Asia Shares	4.5(b)
Hotel101 Global	Preamble
Hotel101 Global Shares	4.5(a)
Hotel101 Worldwide	Preamble
Indemnified Parties	7.7(a)
Indemnifying Party	7.7(a)
Insurance Policies	4.30
Key Personnel	4.19(a)
Licensed Intellectual Property Rights	4.17(b)
Material Contract	4.14(a)
Merger Sub 1	Preamble
Merger Sub 1 Share	6.7(a)
Merger Sub 2	Preamble
Merger Sub 2 Share	6.7(a)
Other Amalgamation Documents	9.7(a)(i)
Party	Preamble
Permits	4.15(a)
Personal Information	4.16(b)
PIPE Financing	9.6

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Defined Term	Section
PIPE Investors	9.6
Plan of Merger	2.3(b)
Premium Termination Fee	12.3
Principal Shareholders	Preamble
Prior Sales	4.21(d)
Property Transfer	Recital I
Prospectus	14.15
Proxy Statement	7.5(a)
PubCo	Preamble
Related-Party Assets	4.12(b)
Required SPAC Shareholder Approval	10.1(d)
Reverse Termination Fee	12.4
Safety Notices	4.15(b)
Sanctions	4.28
Services	4.15(b)
Share Transfer	Recital H
Singapore Companies Act	Recital J
SPAC	Preamble
SPAC Dissenting Shareholders	3.2(f)
SPAC Dissenting Shares	3.2(f)
SPAC Merger	Recital J
SPAC Merger Effective Time	2.3(b)
SPAC SEC Documents	5.11(a)
SPAC Shareholder Approval Matters	7.5(b)
SPAC Special Meeting	7.5(a)
SPAC Surviving Sub	2.1
Termination Fee	12.3
Top Customers	4.18(a)
Top Supplier	4.18(a)
Transfer Payment Shares	Recital H
Transfer Taxes	3.8
Transferred Hotel of Asia Shares	8.2(a)(i)
Trust Account	5.7
Vesting Period	8.7

ARTICLE II
COMPANY AMALGAMATION AND SPAC MERGER

2.1 Company Amalgamation; SPAC Merger. Subject to the terms of this Agreement and in accordance with the applicable provisions of the BVI Companies Act or Singapore Companies Act (as the case may be), (a) at the Company Amalgamation Effective Time (as defined below), Hotel101 Global and Merger Sub 1 shall amalgamate and continue as one company, with Hotel101 Global being the surviving entity (hereinafter referred to for the periods at and after the Company Amalgamation Effective Time (as defined) as the “Company Surviving Sub”), and as a wholly owned subsidiary of PubCo; and (b) at the SPAC Merger Effective Time (as defined below), SPAC shall be merged with and into Merger Sub 2. Following the SPAC Merger, the separate corporate existence of Merger Sub 2 will cease and SPAC will continue as the surviving company (the “SPAC Surviving Sub”) in the SPAC Merger under the Laws of the British Virgin Islands as a wholly owned subsidiary of PubCo.

2.2 Closing. Unless this Agreement is earlier terminated in accordance with Article XII, the closing of the Company Amalgamation and the SPAC Merger (the “Closing”) shall take place at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154 at 9:00 a.m. New York time on a date no later than three (3) Business Days after the satisfaction or (if permissible) waiver of all the conditions set forth in Article X (other than those conditions

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that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions), or at such other place and time as DoubleDragon and SPAC may mutually agree upon in writing. The Parties may participate in the Closing via electronic means by the mutual exchange of electronic signatures (including portable document format (.PDF) and Verisign).

2.3 Amalgamation and Merger Effective Time. Subject to the terms of this Agreement:

(a) at the Closing and immediately prior to the SPAC Merger Effective Time, Hotel101 Global and Merger Sub 1 shall execute and cause to be lodged with ACRA, the Amalgamation Proposal, the Other Amalgamation Documents, and such other documents as may be required in accordance with the applicable provisions of the Singapore Companies Act or by any other applicable Law to make the Company Amalgamation effective by no later than 9:00 a.m. Singapore time on the Closing Date. The Company Amalgamation shall become effective on the date as may be agreed by the Parties in writing and specified in writing in the Amalgamation Proposal and as set out in the notice of amalgamation issued by ACRA in respect of the Company Amalgamation (the “Company Amalgamation Effective Time”); and

(b) at the Closing and immediately after the Company Amalgamation Effective Time, SPAC and Merger Sub 2 shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Exhibit A and an articles of merger (the “Articles of Merger”) and the Parties shall cause the SPAC Merger to be consummated by filing the Articles of Merger (appending the Plan of Merger) (and other documents required by the BVI Companies Act) with the Registrar of Corporate Affairs of the British Virgin Islands in accordance with the relevant provisions of the BVI Companies Act (the time at which the SPAC Merger will be effective as agreed in writing by DoubleDragon and SPAC and specified in the Articles of Merger, the “SPAC Merger Effective Time”).

2.4 Effect of the Company Amalgamation. At and after the Company Amalgamation Effective Time, in accordance with Section 215G of the Singapore Companies Act, (a) all the property, rights and privileges of Hotel101 Global and Merger Sub 1 shall be transferred to and vest in the Company Surviving Sub; (b) all the liabilities and obligations of Hotel101 Global and Merger Sub 1 shall be transferred to and become the liabilities and obligations of the Company Surviving Sub; (c) all proceedings pending by or against either of Hotel101 Global or Merger Sub 1 may be continued by or against the Company Surviving Sub; (d) any conviction, ruling, order or judgement in favor or against either of Hotel101 Global or Merger Sub 1 may be enforced by or against the Company Surviving Sub; and (e) the shares and rights of the members in each Amalgamating Entity shall be cancelled, exchanged or converted into the shares and rights provided for in the Amalgamation Proposal, and in accordance with Section 3.1.

2.5 Effect of the SPAC Merger. At the SPAC Merger Effective Time, the effect of the SPAC Merger will be as provided in this Agreement, the Articles of Merger, the Plan of Merger and the applicable provisions of the BVI Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the SPAC Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of each of SPAC and Merger Sub 2 shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of SPAC Surviving Sub, which will include the assumption by SPAC Surviving Sub of any and all agreements, covenants, duties and obligations of SPAC and Merger Sub 2 set forth in this Agreement to be performed after the SPAC Merger Effective Time.

2.6 Memorandum and Articles of Association of SPAC Surviving Sub. At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of SPAC, Merger Sub 2 or any other Person, the memorandum and articles of association of Merger Sub 2, as in effect immediately prior to the SPAC Merger Effective Time, shall become the memorandum and articles of association of the SPAC Surviving Sub until thereafter amended as provided therein, in this Agreement and under the BVI Companies Act, except that the name of the SPAC Surviving Sub reflected therein shall be mutually agreed by DoubleDragon and SPAC.

2.7 Directors and Officers of SPAC Surviving Sub. At the SPAC Merger Effective Time, the board of directors and officers of Merger Sub 2 and SPAC shall cease to hold office, and the board of directors and officers of SPAC Surviving Sub shall be appointed as determined by DoubleDragon, each to hold office in accordance with the memorandum and articles of association of the SPAC Surviving Sub then effective or until their respective successors are duly elected or appointed and qualified.

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2.8 Constitution of the Company Surviving Sub. At the Company Amalgamation Effective Time, the constitution of the Company Surviving Sub shall be the constitution set out in the Amalgamation Proposal, until thereafter amended as provided therein and under the Singapore Companies Act.

2.9 Directors and Officers of the Company Surviving Sub. At the Company Amalgamation Effective Time, the board of directors and officers of Merger Sub 1 shall cease to hold office, and the board of directors and officers of the Company Surviving Sub shall be appointed as determined by PubCo, each to hold office in accordance with the constitution of the Company Surviving Sub then effective.

2.10 Taking of Necessary Action; Further Action.

(a) If, at any time after the SPAC Merger, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest SPAC Surviving Sub, as the surviving company in the SPAC Merger, with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of SPAC and Merger Sub 2, the officers and directors of SPAC and Merger Sub 2 are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

(b) If, at any time after the Company Amalgamation Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Company Surviving Sub following the Company Amalgamation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of Hotel101 Global and Merger Sub 1, the officers and directors of Hotel101 Global and Merger Sub 1 are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE III
CONSIDERATION

3.1 Effect of Company Amalgamation on Hotel101 Global Securities.

(a) At the Company Amalgamation Effective Time, by virtue of the Company Amalgamation and without any action on the part of PubCo, Hotel101 Global, Merger Sub 1 or any other Party, each Hotel101 Global Share issued and outstanding immediately prior to the Company Amalgamation Effective Time shall automatically be cancelled (which cancellation of Hotel101 Global Shares shall be deemed not to be a reduction of share capital within the meaning of the Singapore Companies Act) in exchange for the right to receive, without interest, 164,564,437 PubCo Ordinary Shares to be issued on the Closing Date. All of the Hotel101 Global Shares converted into the right to receive consideration as described in this Section 3.1(a) shall no longer be outstanding and shall cease to exist, and each holder of Hotel101 Global Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable consideration described in this Section 3.1(a) into which such Hotel101 Global Share shall have been converted into in the Company Amalgamation.

(b) At the Company Amalgamation Effective Time, by virtue of the Company Amalgamation and without any action on the part of any holder thereof, each ordinary share of Merger Sub 1 shall be converted into and become one validly issued ordinary share of the Company Surviving Sub and all such shares shall constitute the only outstanding share capital of the Company Surviving Sub as of immediately following the Company Amalgamation Effective Time and accordingly, PubCo shall become, pursuant to the Company Amalgamation and the cancellation of the Hotel101 Global Shares, the holder of all of the ordinary shares in the capital of the Company Surviving Sub.

3.2 Effect of SPAC Merger on SPAC Securities.

(a) Treatment of SPAC Units. Immediately prior to the SPAC Merger Effective Time (but immediately subsequent to the Company Amalgamation Effective Time), without any action on the part of PubCo, SPAC, Merger Sub 2 or the SPAC Shareholders, each SPAC Unit issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be detached and the holder thereof shall be deemed to hold such number of SPAC Class A Ordinary Shares and SPAC Rights in accordance with the terms of the applicable SPAC Unit.

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(b) Conversion of SPAC Rights. Immediately prior to the SPAC Merger Effective Time (but immediately subsequent to the detachment of the SPAC Units as set forth in Section 3.2(a)), pursuant to the terms and conditions of the SPAC Rights, each SPAC Right outstanding immediately prior to the SPAC Merger Effective Time (and immediately subsequent to the detachment of the SPAC Units as set forth in Section 3.2(a)) shall be cancelled and cease to exist in exchange for the right to receive, without interest, one-fourth (1/4) of a SPAC Class A Ordinary Share. Fractional shares will either be rounded down pursuant to the terms of the Rights Agreement dated as of January 18, 2024 by and between SPAC and the Trustee, or otherwise addressed in accordance with the applicable provisions of the Laws of British Virgin Islands.

(c) Conversion of SPAC Ordinary Shares. At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of PubCo, SPAC, Merger Sub 2 or the SPAC Shareholders, each SPAC Ordinary Share issued and outstanding immediately prior to the SPAC Merger Effective Time (but immediately subsequent to the conversion of the SPAC Rights as set forth in Section 3.2(b)) (other than SPAC Dissenting Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive, without interest, one PubCo Ordinary Share.

(d) Merger Sub 2 Share. At the SPAC Merger Effective Time, each share of Merger Sub 2 that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically convert into one share of SPAC Surviving Sub, which shall constitute the only outstanding share of SPAC Surviving Sub and shall be solely owned by PubCo.

(e) SPAC Treasury Shares. Notwithstanding Section 3.2(c) or any other provision of this Agreement to the contrary, if there are any SPAC Ordinary Shares that are owned by SPAC as treasury shares or any SPAC Ordinary Shares owned by any direct or indirect Subsidiary of SPAC immediately prior to the SPAC Merger Effective Time, at the SPAC Merger Effective Time, such SPAC Ordinary Shares shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

(f) SPAC Dissenting Shares. Each SPAC Ordinary Share (the “SPAC Dissenting Shares”) owned by SPAC Shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the SPAC Merger pursuant to the BVI Companies Act (the “SPAC Dissenting Shareholders”) shall thereafter represent only the right to receive the applicable payments set forth in Section 3.6, unless and until such SPAC Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, dissent from the SPAC Merger pursuant to the BVI Companies Act with respect to any SPAC Dissenting Shares in accordance with Section 3.6.

3.3 Conversion

(a) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the SPAC Merger Effective Time, any change in the outstanding securities of the Company Parties or PubCo shall occur (other than the issuance of additional shares of share capital of the Company Parties or PubCo as permitted by this Agreement), including by reason of any repurchase, reclassification, recapitalization, share split (including a reverse share split), or combination, exchange, readjustment of shares, or similar transaction, or any share dividend or distribution paid in share, the Consideration Shares and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit the Company Parties or PubCo to take any action with respect to its securities that is prohibited by the terms of this Agreement.

3.4 Payment of Merger Consideration.

(a) Subject to the terms of this Agreement, on the Closing Date, PubCo shall issue to each Person described in Schedule A-1 such number of Closing Payment Shares opposite such Person’s name on Schedule A-1, in each case as adjusted pursuant to Section 3.3(a); provided that DoubleDragon may adjust the number of Closing Payment Shares to be issued to each Person described in Schedule A-1 so long as the total number of Closing Payment Shares remains unchanged.

(b) No certificates or scrip representing fractional PubCo Ordinary Shares will be issued pursuant to the SPAC Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the PubCo.

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3.5 Legend. Each certificate issued pursuant to the SPAC Merger and the Company Amalgamation to any holder of PubCo Ordinary Shares shall bear the legend set forth below, or legend substantially equivalent thereto, together with any other legends that may be required by any securities Laws at the time of the issuance of the PubCo Ordinary Shares:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL (I) SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION HAS BEEN REGISTERED UNDER THE ACT OR (II) THE ISSUER OF THE SECURITIES HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT.

3.6 Dissenter’s Rights.

(a) No Person who has validly exercised their dissenters’ rights pursuant to the BVI Companies Act shall be entitled to receive applicable PubCo Ordinary Shares under Section 3.2(c) with respect to the SPAC Dissenting Shares owned by such SPAC Dissenting Shareholder unless such SPAC Dissenting Shareholder shall have, prior to the SPAC Merger Effective Time, effectively withdrawn or lost their dissenters’ rights under the BVI Companies Act. Each SPAC Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure set forth in the BVI Companies Act with respect to the SPAC Dissenting Shares owned by such SPAC Dissenting Shareholder. SPAC shall give the Company Parties (i) prompt notice of any notices of objection, notices of dissent, written demands for appraisal, demands for fair value, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by SPAC relating to any SPAC Dissenting Shareholder’s rights of dissent under the BVI Companies Act and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the BVI Companies Act. SPAC shall not, except with the prior written consent of DoubleDragon, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(b) In the event that any written notices of objection to the SPAC Merger are served by any SPAC Shareholders pursuant section 179 of the BVI Companies Act, SPAC shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the SPAC Merger on such shareholders pursuant to section 179 of the BVI Companies Act within twenty (20) days of obtaining the Required SPAC Shareholder Approval, provided, that prior to serving any such notice, SPAC shall consult with DoubleDragon with respect to such notice and shall afford DoubleDragon a reasonable opportunity to comment thereon.

3.7 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, SPAC, PubCo, the Company Group and their respective Affiliates shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under applicable Law; provided, that if PubCo or any party acting on its behalf determines that any payment to be made under this Agreement is subject to deduction and/or withholding, then PubCo shall (a) provide written notice to the recipient of such payment as soon as reasonably practicable after such determination and (b) reasonably consult and cooperate with the recipient of such payment reasonably and in good faith to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Authority.

3.8 Taxes. The Company Parties shall bear and pay any transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes in connection with the Transactions (“Transfer Taxes”). The Company Parties shall file (or cause to be filed) all necessary Tax Returns with respect to all such Transfer Taxes. The Parties agree to reasonably cooperate to (a) sign and deliver such resale and other certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) any such Transfer Taxes and (b) prepare and file (or cause to be prepared and filed) all Tax Returns in respect of any such Transfer Taxes.

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3.9 Earnout Shares

(a) If PubCo’s reported consolidated revenue for fiscal year 2025, as set forth in PubCo’s annual audited consolidated financial statements on its annual report filed on Form 20-F, is at least US$113.25 million, then PubCo, at its option, may issue in the aggregate up to an additional 500,000 PubCo Ordinary Shares or equity securities representing PubCo (subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted) (the “Earnout Shares”) as a bonus to the directors, executives, managers, advisors and employees of PubCo, its Subsidiaries and/or parent companies, as determined at the relevant time (together with the proportion of awards that each such Person shall be entitled to) in the sole discretion of the compensation committee of PubCo’s board of directors. PubCo shall take such actions as may be required for the allotment and issuance of PubCo Ordinary Shares or other equity securities pursuant to this Section 3.9.

(b) It is agreed by the Parties that, fifty percent (50%) of the Earnout Shares issued hereunder shall be vested upon issuance and not subject to any lock-up arrangement, and the remaining fifty percent (50%) of the Earnout Shares issued hereunder shall be subject to a lock-up period of six (6) months from the date of the issuance. DoubleDragon shall cause each Person who received the Earnout Shares to enter into a Lock-up Agreement as applicable.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES AND PRINCIPAL SHAREHOLDERS

Except as set forth in the Company Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to qualify the section or subsection of this Agreement to which it corresponds in number along with each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section of subsection), the Company Parties and the Principal Shareholders, jointly and severally, hereby represent and warrant to the SPAC that each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date). For the avoidance of doubt, unless the context otherwise required, the below representations and warranties relate to each Company Party on a consolidated basis with its Subsidiaries.

4.1 Corporate Existence and Power.

(a) Each of the Company Parties is duly incorporated, validly existing and, where applicable, in good standing under the Laws of its jurisdiction and its Subsidiaries are duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization. Each member of the Company Group (i) has all requisite power and authority, corporate and otherwise, and (ii) has, and is in compliance thereof with, all governmental licenses, franchises, Permits, authorizations, consents and approvals to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect. In respect of the Permits requisite for the conduct of any part of the Business which are subject to periodic renewal, the Company Group has no reason to believe that such requisite renewals will not be timely granted by the relevant Authorities. Each member of the Company Group is duly licensed, qualified or authorized to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing, qualification or authorization necessary. Except as set forth in Section 4.1 of the Company Disclosure Schedule, the Company Group has made available to SPAC true, accurate, complete and correct copies of the Organizational Documents of each member of the Company Group, each as amended, restated, supplemented or otherwise modified as of the date hereof, each of which is in full force and effect on the date hereof. Each member of the Company Group is in compliance with the terms of its Organizational Documents.

(b) Each of the Principal Shareholders except DoubleDragon is a private company limited by shares duly incorporated, validly existing and in good standing under the Laws of its jurisdiction and its Subsidiaries are duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. DoubleDragon is a listed company duly incorporated, validly existing and in good standing under the Laws of the Philippines. The Principal Shareholders have made available to SPAC true, accurate, complete and correct copies of

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the Organizational Documents of each Principal Shareholder, each as amended, restated, supplemented or otherwise modified as of the date hereof, each of which is in full force and effect on the date hereof. Each Principal Shareholder is in compliance with the terms of its Organizational Documents.

4.2 Authorization.

(a) Except as disclosed in Section 4.2 of the Company Disclosure Schedule, each relevant member of the Company Group has all the requisite power and authority to execute and deliver this Agreement and each Additional Agreement to which it is a party and to perform all its obligations hereunder and thereunder and to consummate the SPAC Merger, the Company Amalgamation, the Share Transfer, the Property Transfer and the transactions contemplated hereby and thereby. The execution, delivery and performance by each such member of the Company Group of this Agreement and the Additional Agreements to which it is a party and the consummation by such member of the Company Group of the transactions contemplated hereby and thereby are within the corporate powers of such member of the Company Group and have been duly authorized by all necessary action on the part of such member of the Company Group (including the board of directors of such member of the Company Group). Assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement has been, and each Additional Agreement (when executed and delivered by the relevant members of the Company Group) will be, duly and validly executed and delivered by each relevant member of the Company Group to which it is a party, and this Agreement constitutes, and each Additional Agreement (when executed and delivered by such member of the Company Group) will constitute, a valid and legally binding obligation of such member of the Company Group, enforceable against such member of the Company Group in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b) Since the date of this Agreement and until the completion of the Company Amalgamation, no creditor(s) or shareholders of Hotel101 Global or creditor(s) or shareholders of Merger Sub 1 has had or will have the rights to object the Company Amalgamation or in any other way cause the Company Amalgamation to be not effective.

(c) Except as disclosed in Section 4.2 of the Company Disclosure Schedule, each Principal Shareholder has all the requisite power and authority to execute and deliver this Agreement and each Additional Agreement to which it is a party and to perform all its obligations hereunder and thereunder and to consummate the SPAC Merger, the Company Amalgamation, the Share Transfer, the Property Transfer and the transactions contemplated hereby and thereby. The execution, delivery and performance by each Principal Shareholder of this Agreement and the Additional Agreements to which it is a party and the consummation by such Principal Shareholder of the transactions contemplated hereby and thereby are within the corporate powers of such Principal Shareholder and have been duly authorized by all necessary action on the part of such Principal Shareholder (including the board of directors of such Principal Shareholder). Assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement has been, and each Additional Agreement (when executed and delivered by the relevant Principal Shareholder) will be, duly and validly executed and delivered by each Principal Shareholder to which it is a party, and this Agreement constitutes, and each Additional Agreement (when executed and delivered by a Principal Shareholder) will constitute, a valid and legally binding obligation of such Principal Shareholder enforceable against such Principal Shareholder in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

4.3 Governmental Authorization.

(a) Neither the execution, delivery nor performance by each member of the Company Group of this Agreement or any Additional Agreements to which it is a party requires any notice to, consent, approval, permit, license or other action by or in respect of, or registration, declaration or filing with, any Authority (each of the foregoing, a “Governmental Approval”), except for (i) the filing of the Amalgamation Proposal with ACRA and the issuance of the notice of amalgamation by ACRA in respect of the Company Amalgamation, each in accordance with the Singapore Companies Act, and (ii) the filing of the return of allotment with ACRA to issue shares in the capital of Hotel101 Global to DDPC in connection with the Property Transfer, in accordance with the Singapore Companies Act.

(b) Neither the execution, delivery nor performance by each Principal Shareholder of this Agreement or any Additional Agreements to which it is a party requires any Governmental Approval.
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4.4 Non-Contravention.

(a) The execution, delivery and performance by each member of the Company Group of this Agreement and any Additional Agreements to which it is a party does not and will not (i) contravene or conflict with the Organizational Documents of such member of the Company Group, (ii) contravene or conflict with or constitute a violation of any provision of any Permit, Law or Order binding upon or applicable to such member of the Company Group, (iii) constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of such member of the Company Group or require any payment or reimbursement or to a loss of any benefit relating to the Business to which such member of the Company Group is entitled under any provision of any Permit, Contract or other instrument or obligations to which such member of the Company Group is a party or binding upon such member of the Company Group or by which any Share of a member of the Company Group, or any of such member of the Company Group’s assets, is or may be bound or any Permit, or (iv) result in the creation or imposition of any Lien on any Share of a member of the Company Group, (v) cause a loss of any material benefit relating to the Business to which such member of the Company Group is entitled under any provision of any Permit or Contract binding upon such member of the Company Group, or (vi) result in the creation or imposition of any Lien (except for Permitted Liens) on any of such member of the Company Group’s material assets, except, in the cases of (ii), (iii), (iv), for such contravention, conflict, violation, breach, default or failure to act as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

(b) The execution, delivery and performance by each Principal Shareholder of this Agreement and any Additional Agreements to which it is a party does not and will not (i) contravene or conflict with the Organizational Documents of such Principal Shareholder or (ii) contravene or conflict with or constitute a violation of any provision of any Permit, Law or Order binding upon or applicable to such Principal Shareholder, except, in the case of (ii), for such contravention or conflict that as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

4.5 Capital Structure of Company Group and Principal Shareholders.

(a) Share Capital of Hotel101 Global. As of the date of this Agreement, the issued and paid-up capital of Hotel101 Global is US$5,223,750 comprising 5,223,750 ordinary shares in the capital of Hotel101 Global and S$300 comprising 300 ordinary shares in the capital of Hotel101 Global (the “Hotel101 Global Shares”), among which 3,482,700 ordinary shares are owned and held by DDPC and 1,741,350 ordinary shares are owned and held by Hotel101 Worldwide. No Hotel101 Global Share is held in its treasury. All of the issued and outstanding Hotel101 Global Shares have been duly authorized and validly issued, are fully paid and non-assessable, and are not subject to any preemptive rights or have been issued in violation of any preemptive or similar rights of any Person. The only Hotel101 Global Shares that will be issued and outstanding immediately after the Closing will be the Hotel101 Global Shares owned by the PubCo. No other class in the share capital of Hotel101 Global is authorized or issued or outstanding.

(b) Share Capital of Hotel of Asia. As of the date of this Agreement, the authorized share capital of Hotel of Asia is comprised of 1,000,000 common shares of par value PHP 1,000 each, of which (i) DoubleDragon holds 377,995 common shares, (ii) Chan C. Bros. Holding, Inc. holds 80,999 common shares, (iii) Staniel Realty & Development Corp. holds 80,999 common shares, (iv) Chan Kiong Ki See holds 1 common share, (v) Edgar J. Sia II holds 1 common share, (vi) Simon L. Paz holds 1 common share, (vii) Ferdinand J. Sia holds 1 common share, (viii) Rizza Marie Joy S. Javelona holds 1 common share, (ix) Tony Tan Caktiong holds 1 common share, and (x) William Tan Untiong holds 1 common share (collectively, the “Hotel of Asia Shares”), all of which are issued and outstanding. No Hotel of Asia Share is held in its treasury. All of the issued and outstanding Hotel of Asia Shares have been duly authorized and validly issued, are fully paid and non-assessable, and are not subject to any preemptive rights or have been issued in violation of any preemptive or similar rights of any Person. No other class in the share capital of Hotel of Asia is authorized or issued or outstanding.

(c) There are no: (i) outstanding Company Share Rights; (ii) outstanding subscriptions, options, warrants, rights (including phantom stock rights), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any share of the Company Group (other than the issuance of ordinary shares in the capital of Hotel101 Global to DDPC pursuant to the Property Transfer and the sale of common shares in the capital of Hotel of Asia by DoubleDragon to PubCo pursuant to

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the Share Transfer), or (iii) agreements with respect to the Share of any member of the Company Group, including any voting trust, other voting agreement or proxy with respect thereto; or (iv) disputes, controversies, demands or claims as to any Share of any member of the Company Group.

4.6 Corporate Records. All registers of members and all proceedings of the board of directors and stockholders or shareholders of each member of the Company Group occurring since January 1, 2021 (and with respect to the Company Parties, since their establishment), including committees thereof, and all consents to actions taken thereby, are maintained in the ordinary course consistent with past practice. The register of members or the equivalent documents of the Company Group are complete and accurate. The register of members or the equivalent documents and minute book records of the Company Group relating to all issuances and transfers of stock or share by each member of the Company Group, and all proceedings of the board of directors, including committees thereof, and stockholders or shareholders of each member of the Company Group since January 1, 2021 (and with respect to the Company Parties, since their establishment), have been made available to SPAC, and are true, correct and complete copies of the original register of members or the equivalent documents and minute book records of the Company Group.

4.7 Assumed Names Section 4.7 of the Company Disclosure Schedule is a complete and correct list of all material assumed or “doing business as” names currently or, within three (3) years prior to the date of this Agreement used by the Company Group, including names on any websites. Since January 1, 2021, none of the Company Group has used any name other than the names listed in Section 4.7 of the Company Disclosure Schedule to conduct the Business.

4.8 Subsidiaries. Section 4.8 of the Company Disclosure Schedule sets forth the name of each Subsidiary of each Company Party, and with respect to such Subsidiary, its jurisdiction of incorporation or organization, its authorized shares or other equity interests, and the number of issued and outstanding shares or other equity interests and the record holders thereof. With respect to each Subsidiary of a Company Party, except as set forth on Section 4.8 of the Company Disclosure Schedule, (a) all of the outstanding equity securities of such Subsidiary are duly authorized and validly issued, duly registered and non-assessable (if applicable), were offered, sold and delivered in compliance with all applicable securities Laws, and are owned by a member of the Company Group free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents); (b) there are no Contracts to which a Company Party or any of its Affiliates is a party or bound with respect to ownership rights or the voting (including voting trusts or proxies) of the shares or other equity interests of such Subsidiary other than the Organizational Documents of such Subsidiary; (c) there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which such Subsidiary is a party or which are binding upon such Subsidiary providing for the issuance or redemption of any shares or other equity interests in or of such Subsidiary; (d) there are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by such Subsidiary; and (e) such Subsidiary does not have any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, Order or applicable Law. Except as set forth on Section 4.8 of the Company Disclosure Schedule, (a) the Company Group does not own or have any rights to acquire, directly or indirectly, any shares or other equity interests of, or otherwise Control, any Person; (b) none of the Company Parties or their respective Subsidiaries is a participant in any joint venture, partnership or similar arrangement, and (c) there are no outstanding contractual obligations of the Company Party or its respective Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.9 Financial Statements.

(a) Hotel of Asia has made available to SPAC true, correct and complete copies of its unaudited consolidated financial statements as of and for the fiscal year ended December 31, 2022, consisting of the unaudited consolidated balance sheets as of such date, the unaudited consolidated income statements for the twelve (12) month periods ended on such date, and the unaudited consolidated cash flow statements for the twelve (12) month periods ended on such date (collectively, the “Financial Statements”).

(b) The Financial Statements are complete and accurate and fairly present, in all material respects, in conformity with IFRS applied on a consistent basis, the financial position of Hotel of Asia as of the dates thereof and the results of operations of Hotel of Asia for the periods reflected therein. The Financial Statements (i) were prepared from the Books and Records of Hotel of Asia; (ii) were prepared on an accrual basis in accordance with its applicable accounting standards consistently applied; (iii) contain and reflect all necessary adjustments and accruals

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for a fair presentation of Hotel of Asia’s financial condition in all material respects as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to Hotel of Asia with respect to the periods then ended.

(c) Except as accrued, reflected, disclosed or reserved against on the Financial Statements or to be accrued, reflected, disclosed or reserved against on the financial statements to be delivered under Section 8.6(a), and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since December 31, 2022 (the “Balance Sheet Date”), there are no material Liabilities, Indebtedness, debts or obligations of any nature (whether accrued, absolute, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise), or any material “off-balance sheet arrangements” relating to Hotel of Asia and or its Subsidiaries that would be required by IFRS to be accrued, reflected, disclosed, or reserved on the Financial Statements. All material debts and Liabilities, fixed or contingent, which should be included under IFRS on the Financial Statements are included therein.

4.10 Books and Records. All Contracts, documents, and other papers or copies thereof delivered to SPAC by or on behalf of the Company Group are accurate, complete, and authentic in all material respects.

(a) The Books and Records accurately and fairly, in all material respects, reflect the transactions and dispositions of assets of and the providing of services by each member of the Company Group. The Company Group maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) transactions are executed only in accordance with the respective management’s authorization;

(ii) all income and expense items are promptly and properly recorded for the relevant periods in accordance with the revenue recognition and expense policies maintained by the Company Group, as permitted by IFRS;

(iii) access to assets is permitted only in accordance with the respective management’s authorization; and

(iv) recorded assets are compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

(b) All accounts, books and ledgers of the Company Group have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(c) Since January 1, 2021, no member of the Company Group has received any material written or, to the knowledge of the Company Group, oral allegation, assertion or claim with respect to accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of any member of the Company Group, or unlawful accounting or auditing matters with respect to any member of the Company Group.

(d) Since January 1, 2021, no material internal investigations with respect to accounting, auditing or revenue recognition have been conducted by a member of the Company Group.

4.11 Absence of Certain Changes. Since the Balance Sheet Date, except as contemplated by this Agreement, any Additional Agreements or in connection with the transactions contemplated hereby and thereby, (a) the Company Group has, in all material respects, conducted the Business in the ordinary course consistent with past practices; (b) there has not been any Material Adverse Effect; and (c) the Company Group has not taken any action set forth in Section 7.1 herein nor, to the knowledge of the Company Group, has any such event set forth in Section 7.1 occurred.

4.12 Properties; Title to the Company Group’s Assets.

(a) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the items of Tangible Personal Property have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto. All of the material Tangible Personal Property is in the control of the Company Group or their respective employees.

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(b) Other than would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group’s assets constitute all of the assets of any kind or description whatsoever, including goodwill, for the Company Group to operate the Business immediately after the Closing in the same manner as the Business is currently being conducted. Without limiting the generality of the foregoing, as of the date hereof, except for the assets subject to the Property Transfer, full rights, titles and interests in, and possessions of, all material assets (whether real or personal, tangible or intangible, and including any trademark, trade name, license, domain names, invention, patent, trade secret, trade dress, copyright, software programs, databases, trade secrets and know-how) used by the Company Group to carry out its business as now conducted which were held or sub-licensed by the Company Group’s Affiliates (other than the Company Group) or other related parties (the “Related-Party Assets”) have been transferred or, in case of a third-party license, irrevocably assigned to the Company Group, and the Company Parties have made available to SPAC a true, correct and complete list of such Related-Party Assets.

4.13 Litigation Except as would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2021 (a) there is no Action (or any basis therefore) pending against, or to the knowledge of the Company Group threatened against or affecting, the Company Group, the Business, or any Share of a member of the Company Group, or any of the Company Group’s assets or any Contract or, to the knowledge of the Company Group, any of their respective officers or directors in their capacity as such before any court, Authority or official or which in any manner challenges, inquiry or seeks to prevent, enjoin, alter or delay the Transactions; (b) there are no outstanding Orders against the Company Group to enter into and perform its obligations under this Agreement; (c) each member of the Company Group is not, and has not been, subject to any Actions with any Authority, provided that the foregoing shall exclude matters relating to Intellectual Property Rights.

4.14 Contracts.

(a) Section 4.14(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Contracts to which any member of the Company Group is a party or is bound by falling within the following categories and in effect as of the date hereof (each such Contract, a “Material Contract”) and true, correct and complete copies of such Material Contracts as of the date hereof have been delivered to or made available to SPAC:

(i) all Contracts that would constitute a “materials contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii) all Contracts that require annual payments or expenses by, or annual payments or income to, the Company Group of US$1,500,000 or more (other than standard purchase and sale orders and agreements entered into in the ordinary course of business consistent with past practice);

(iii) all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions due on confirmed sales by the Company Group in excess of US$1,500,000 annually;

(iv) all employment Contracts, employee leasing Contracts, consultant and sales representatives Contracts or any other Contract with any current or former officer, director, employee or consultant of the Company Group or other Person, under which the Company Group (1) has continuing obligations for payment of annual compensation of at least US$1,000,000 (other than oral arrangements for at-will employment), (2) has material severance or post termination obligations to such Person, or (3) has an obligation to make or increase any payment or provide compensation, or benefits (including the vesting thereof) upon consummation of the Transactions, or the amount of value of such payment, compensation or benefits will be calculated on the basis of the Transactions;

(v) all definitive Contracts creating a joint venture, strategic alliance, limited liability company and partnership agreements to which any member of the Company Group is a party, under which the Company Group has payment obligations of at least US$1,000,000;

(vi) all Management Agreements with contract value of at least US$1,000,000 entered into by any member of the Company Group pursuant to which such member of the Company Group acts as an operator or manages or operates any real property on behalf of a third party, or any Franchise Agreement or other Contracts related to such management agreement entered into by any member of the Company Group;

(vii) all Franchise Agreements pursuant to which any property is branded under a hotel brand owned by any member of the Company Group;

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(viii) all ongoing and outstanding Contracts relating to any acquisitions or dispositions of assets by the Company Group in excess of US$1,500,000;

(ix) all material Contracts with the Top Customers and the Top Suppliers of the Company Group;

(x) all material Contracts (1) under which the Company Group is currently: (A) licensing or otherwise providing the right to use to any third party Intellectual Property Rights owned by the Company Group, or (B) licensing or otherwise receiving the right to use from any third party any Intellectual Property Right, with the exception of (I) non-exclusive licenses, “shrink wrap” licenses, and subscriptions to commercially available software or technology used for internal use by the Company Group, with a dollar value individually not in excess of US$2,000,000, (II) any Contract related to open source software, or (3) any Contract under which the Company Group licenses any of its Intellectual Property Rights in the ordinary course of business, and (2) under which the Company Group has entered into an agreement not to assert or sue with respect to any Intellectual Property Right;

(xi) all material Contracts relating to patents, trademarks, service marks, trade names, brands, copyrights, trade secrets and other Intellectual Property Rights of the Company Group;

(xii) all material Contracts providing for guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company Group, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations;

(xiii) all material Contracts (1) between the Company Group and any shareholder, any director or officer of the Company Group or any of the foregoing Persons’ respective Affiliates or any other related persons of any member of the Company Group as defined under Item 404 of Regulation S-K (other than standard employment agreement with any director or officer of the Company Group) or (2) otherwise relating to the voting or control of the equity interests of the Company Group or the election of directors of the Company Parties;

(xiv) all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which the Company Group holds a leasehold interest (including the Leases) and which involve payments to the lessor thereunder in excess of US$2,000,000 per year;

(xv) any Contract materially prohibiting or restricting in any respect the ability of any member of the Company Group to engage in any business, to solicit any potential customer, or to operate in any geographical area (including the ability to compete in any line of business or with any Person or in any geographic area), or requiring any payments by or with respect to any member of the Company Group (to the extent not covered in (xiii) above);

(xvi) all Contracts relating to outstanding Indebtedness, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit, except any such Contract with an aggregate outstanding principal amount not exceeding US$2,000,000;

(xvii) all Contracts relating to any currency or interest hedging arrangement;

(xviii) any Contract involving a loan or advance to, or investment in, any Person other than the Company Group or any Contract relating to the making of any such loan, advance or investment, in each case individually or in the aggregate in excess of US$2,000,000;

(xix) any Contract in excess of US$2,000,000 that can be terminated, or the provisions of which are altered, as a result of the consummation of the Transactions to which the Company Group is a party;

(xx) any Contract with any Authority, including, without limitation, any Contract relating to a settlement, conciliation or similar agreement with any Authority, pursuant to which any member of the Company Group would have any material outstanding obligation as of the date hereof; and

(xxi) any Contract relating to or in connection with any resolution or settlement of any actual or threatened Action in excess of US$2,000,000.

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(b) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth in Section 4.14(b) of the Company Disclosure Schedule, (i) each Material Contract is a valid and binding agreement, and is in full force and effect, and neither the Company Group nor, to the Company Group’s knowledge, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract, (ii) the Company Group has not assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any of the Company Group’s assets, (iii) the Company Group has not received any written claim or notice of breach of or default under any Contract, (iv) no party to any Contract that is a customer of or supplier to the Company Group has canceled or terminated its business with, or threatened in writing to cancel or terminate its business with, any member of the Company Group, and (v) no Contract requires the Company Group to post a bond or deliver any other form of security or payment to secure its obligations thereunder. Where templates were provided in the Data Room, the executed Contracts entered into by any member of the Company Group are consistent with the templates provided in the Data Room in all material respects, as applicable.

(c) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group is in compliance with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness.

(d) Each of the material transactions between any member of the Company Group and any shareholder, officer, employee or director of such member of the Company Group or any Affiliate of any such Person entered into or occurring prior to the Closing (i) is an arm’s-length transaction with fair market price and does not impair the interests of the Principal Shareholders; and (ii) was duly approved by such member of the Company Group’s board of directors in accordance with its Organizational Documents (if applicable).

4.15 Licenses and Permits.

(a) Except as disclosed on in Section 4.15 of the Company Disclosure Schedule, the Data Room contains accurate and complete copies of each material license, grants, authorizations, easements, variances, exceptions, consents, certificates, franchise, permit, registration, order or approval or other similar authorization affecting, or relating in any way to, the Business (the “Permits”), together with the name of the Authority issuing the same. All Permits are valid and in full force and effect or are in the process of renewal, and none of the Permits will be terminated or impaired or become terminable as a result of the Transactions.

(b) There are no citations, decisions, adjudications or written statements by any Authority or consent decrees or other Orders received by the Company Group stating that any services marketed, sold, offered, distributed or provided by the Company Group (“Services”) is defective or unsafe or fails to meet any standards or requirements promulgated by any such Authority (collectively, “Safety Notices”). There have been no material complaints with respect to any Services, and there are no facts that would be reasonably likely to result in either of the following: (i) a material Safety Notice or a material liability with respect to any Services, or (ii) a termination or suspension of provision of any Services.

4.16 Cybersecurity; Compliance with Laws; Regulatory Matters.

(a) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, each Company Party and its respective Subsidiaries, and each of its directors, officers, and to the knowledge of the Company Group, each of its employees, agents, and other Persons acting on its behalf, have complied with all applicable Laws, Permits and Orders entered by any court, arbitrator, or other Authority, domestic or foreign, including but not limited to Laws regarding sale of real property, related parties, employment and employment practices, Environmental Laws, and all applicable regulations issued by relevant Authorities, including but not limited to applicable anti-corruption or anti-bribery Laws (including the Foreign Corrupt Practices Act of 1977, as amended) and associated Authority guidelines, and is not in violation of, has not violated, and to the Company Group’s knowledge is neither under investigation with respect to nor has been threatened to be charged with or given notice of any default, violation or alleged violation of, any such applicable Laws, Permits or Orders, nor is there any basis for any such charge. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2021 the Company Group has not received any subpoenas by any Authority. The Company Group has not made any disclosure to Authority nor conducted any investigation or audit concerning any actual or potential violation.

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(b) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, in connection with its collection, storage, use, processing and/or disclosure of any information that constitutes “personal information,” “personal data” or “personally identifiable information” as defined in applicable Laws (collectively “Personal Information”) by or on behalf of any member of the Company Group, the Company Group is and has been in compliance with (i) all applicable Laws (including, without limitation, Laws relating to privacy, personal data protection, use of data, data security, telephone and text message communications, and marketing by email or other channels) in all relevant jurisdictions, (ii) the Company Group’s privacy policies and public written statements regarding the Company Group’s privacy or data security practices, and (iii) the requirements of any contract codes of conduct or industry standards by which any member of the Company Group is bound. The Company Group maintains reasonable security measures and policies designed to protect all Personal Information owned, stored, used, processed, maintained or controlled by or on behalf of the Company Group from and against unlawful, accidental or unauthorized access, destruction, loss, use, modification and/or disclosure. To the knowledge of the Company Group, there has been no occurrence of (x) unlawful, accidental or unauthorized destruction, loss, use, processing, modification or disclosure of or access to Personal Information owned, stored, used, processed, maintained or controlled by or on behalf of the Company Group which require or required the Company Group to notify Authorities, affected individuals or other parties of such occurrence or (y) unauthorized access to or disclosure of the Company Group’s confidential information or trade secrets.

(c) All reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments filed by the Company Group as required by applicable Laws or Orders for the Business and operation of the Company Group (the “Company Filing Documents”) were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission).

(d) No member of the Company Group has received notice from any Authority asserting in writing that any Company Filing Documents provided to such Authority contains material deficiencies or will not be accepted based on any compliance concerns.

(e) No member of the Company Group has received written notice or communication of (i) any alleged material noncompliance or major or critical findings, as a result of any internal audit or inspection or any audit or inspection performed by or on behalf of another Person, or (ii) any alleged material falsification or fraudulent activity regarding any Company Filing Documents generated or submitted to such Authority or other Person. True and complete copies of any such audit, inspection, and corrective action material, or audit, inspection or corrective material performed or rendered by or on behalf of an Authority, that are in the possession or control of a member of the Company Group as of the date of this Agreement, if any, have been made available to SPAC. Since January 1, 2021, (i) there have been no material breaches of the security of the IT Assets used or held for use by the Company Group in their businesses, and (ii) there have been no disruptions in any such IT Assets that materially adversely affected business or operations of any member of the Company Group. The Company Group take commercially reasonable and legally compliant measures designed to protect confidential or sensitive information and Personal Information in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. Since January 1, 2021, none of the Company Group has (i) experienced any material incident in which such information was stolen, or accessed, used or disclosed without authorization, including in connection with a breach of security, or (ii) received any written (or, to the knowledge of the Company Group, any other) notice or complaint from any Person (including an Authority) with respect to any such incident, nor has any such notice or complaint been threatened in writing against a member of the Company Group.

4.17 Intellectual Property.

(a) Section 4.17(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all material Intellectual Property Rights of the Company Group, and all material Intellectual Property Rights incorporated in any products and services of the Company Group, including all material Intellectual Property Right owned (including partially owned) and in process of registration or application by the Company Group, specifying as to each, as applicable: (i) the nature of such Intellectual Property Right; (ii) the owner or applicant of such Intellectual Property Right; (iii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed; and (iv) licenses, sublicenses and other agreements pursuant to which any Person is authorized to use such Intellectual Property Rights. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, within the past three (3) years, (i) the Company Group has not been sued or been a defendant in any Action that involves a claim of infringement

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of any Intellectual Property Rights, and the Company Group has no knowledge of any other claim of infringement by the Company Group, and no knowledge of any continuing infringement by any other Person of any Intellectual Property Rights of the Company Group; (ii) there is no Action in relation to any Intellectual Property Rights of the Company Group pending against, or to the knowledge of the Company Group threatened against or affecting, the Company Group or the Business before any court, Authority or official.

(b) Section 4.17(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the Intellectual Property Rights licensed by a third party to the Company Group (the “Licensed Intellectual Property Rights”), specifying: (i) the nature of such Intellectual Property Right; (ii) the owners of such Intellectual Property Rights; (iii) the jurisdictions by or in which such Intellectual Property Rights have been issued or registered.

(c) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group owns free and clear of all Liens, or has the valid right or license to use, all products, materials, scripts, pictures, software, tools, software tools, computer programs, specifications, source code, object code, improvements, discoveries, user interfaces, software, Internet domain names, enterprise or business names, logos, data, information and inventions, and all documentation and media constituting, describing or relating to the foregoing that is required or used in its Business as currently conducted or as proposed to be conducted together with all Intellectual Property Rights in or to all of the foregoing (other than the Licensed Intellectual Property Rights). None of the material Intellectual Property Rights (other than the Licensed Intellectual Property Rights, as to which no representation is made) is subject to any Contract or other obligation as a result of any funding or support from, or any arrangement with, any Authority or agency or nonprofit organization. No material Intellectual Property Rights (other than the Licensed Intellectual Property Rights, as to which no representation is made) is the subject of any current opposition, cancellation, or similar proceeding before any Authority. The Company Group is not subject to (i) any injunction or other specific judicial, administrative, or other Order that restricts or impairs its ownership, registrability, enforceability, use or distribution of any material Intellectual Property Right, or (ii) any current proceeding that the Company Parties reasonably expect would adversely affect the use or enforceability by the Company Group of any material Intellectual Property Right.

(d) To the Company Group’s knowledge, the use of any Intellectual Property Rights by the Company Group does not and will not infringe upon, misappropriate, or otherwise violate and has not infringed upon, misappropriated or otherwise violated the Intellectual Property Rights of any Person or any applicable Law and is in accordance with any applicable license pursuant to which the Company Group has acquired the right to use such Intellectual Property Rights. To the knowledge of the Company Group, no Person (including current and former officers, employees, consultants and contractors of any Company Group) is currently infringing or misappropriating any material Intellectual Property Rights owned or purported to be owned by the Company Group.

(e) All employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any material copyrights, patents, trade secrets, or Intellectual Property Rights on behalf of the Company Group or any predecessor in interest thereto either: (i) is a party to a “work-for-hire” agreement under which the Company Group is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of the Company Group (or such predecessor in interest, as applicable) all right, title and interest in such material.

(f) The Company Group has taken reasonable measures, consistent with industry practices, to safeguard and maintain the confidentiality and value of all trade secrets and other items of Intellectual Property Rights of the Company Group that are confidential and all other confidential information, data and materials licensed by the Company Group or otherwise used in the operation of the Business. To the knowledge of the Company Group, (1) there has been no unauthorized disclosure or use of any Person’s material trade secrets by any officer, employee, contractor, or consultant of the Company Group, and none of the Company Group’s material trade secrets have been disclosed to any Person except pursuant to valid and appropriate written non-disclosure agreements or license agreements, and (2) there has been no material breach of the Company Group’s security measures wherein any trade secrets have been disclosed or may have reasonably been disclosed without authorization to any Person.

(g) The Company Group is not a member of or party to any patent pool, industry standards body, trade association, or other organization pursuant to which the Company Group is obligated to grant any license, rights, or immunity in or to any Intellectual Property Right to any Person.

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4.18 Customers and Suppliers.

(a) Section 4.18(a) of the Company Disclosure Schedule sets forth a true and complete list of the Company Group’s ten (10) largest customers (the “Top Customers”) and the ten (10) largest suppliers (the “Top Suppliers”) as measured by the dollar amount of purchases therefrom or thereby, for each Company Party’s 2022 fiscal year and for each Company Party’s 2023 fiscal year, showing the approximate total sales by the Company Group to each such customer and the approximate total purchases by the Company Group from each such supplier, during each such period.

(b) No supplier or customer listed on Section 4.18(a) of the Company Disclosure Schedule has (i) terminated its relationship with the Company Group, (ii) materially and adversely reduced its business with the Company Group or materially and adversely modified its relationship with the Company Group, (iii) has ceased to supply goods or services to the Company Group or notified the Company Group of its intention to take any such action, or (iv) to the knowledge of the Company Group, become insolvent or subject to bankruptcy proceedings.

4.19 Employees.

(a) Section 4.19(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each of the key personnel of the Company Group as of the date of this Agreement (“Key Personnel”), setting forth the name, title for each such person.

(b) The Company Group is not a party to or subject to any collective bargaining agreement, confidentiality agreement, non-competition agreement restricting the activities of the Company Group, or any similar agreement, and there has been no labor disputes, activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group.

(c) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, there are no pending or, to the knowledge of the Company Group, threatened claims, proceedings or Actions against the Company Group under any worker’s compensation policy or long-term disability policy.

(d) Each member of the Company Group has fulfilled or made adequate accruals in the Financial Statements for all obligations with respect to unemployment, social insurance and any other benefits for its employees in all material respects. All reasonably anticipated obligations of the Company Group with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business) for salaries and holiday pay, bonuses and other forms of compensation payable to employees in respect of services rendered prior to the date hereof have been or will be paid by the Company Group prior to the Closing Date, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

4.20 Employment Matters.

(a) The Data Room contains (i) forms of each material employment-related document used by the Company Group, including without limitation employee handbooks or policies, confidentiality, non-solicitation, non-competition, intellectual right agreements and commission agreements with employees, if applicable, and (ii) copies of each Key Employee group or insurance plan, and each Key Employee incentive, bonus or stock option plan of the Company Group now in effect or under which the Company Group has any obligation.

(b) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, to the knowledge of the Company Group, no current employee of the Company Group, in the ordinary course of his or her duties, has breached any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or confidentiality or any proprietary right of such former employer.

4.21 Real Property.

(a) Section 4.21(a) of the Company Disclosure Schedule lists the common name and street address for all Owned Real Property as of the date hereof and the applicable member of the Company Group which owns each such real property.

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(b) The Company Group has good, valid and marketable title to, or in the case of the Leases and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the Financial Statements or acquired after Balance Sheet Date, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. No such asset is subject to any Liens other than Permitted Liens.

(c) Section 4.21(c)(i) of the Company Disclosure Schedule lists the common name and street address for all material real property in which any member of the Company Group holds as a lessee or sublessee a ground leasehold or ground sublease interest (the “Ground Leased Real Property”) and the applicable member of the Company Group which holds each such interest. As of the date of this Agreement, there is no lease, sublease, license or occupancy agreement of real property (other than Ground Leased Real Property) under which any member of the Company Group is the landlord or sub-landlord or serves in a similar capacity. Section 4.21(c)(iii) of the Company Disclosure Schedule lists any lease, sublease or occupancy agreement of real property (other than Ground Leased Real Property) under which any member of the Company Group is the tenant or subtenant or serves in a similar capacity (such leases, together with the Ground Leased Real Property, the “Company Real Property Leases”). Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Company Real Property Lease is valid, binding and in full force and (ii) no uncured default of a material nature on the part of such member of the Company Group or, to the knowledge of the Company Group, the landlord thereunder exists under any Company Real Property Lease. The relevant member of the Company Group holds a valid leasehold or sub-leasehold interest in each Leased Real Property free and clear of all Liens except for Permitted Liens.

(d) As of the date of this Agreement, except as indicated on Section 4.21(d)(i) of the Company Disclosure Schedule, there are no material Company Real Properties under contract to be sold, disposed of or otherwise transferred, directly or indirectly, including pursuant to a ground lease or the sale, transfer or disposition of all or any portion of the equity interests in any member of Company Group. As of the date hereof, except as indicated on Section 4.21(d)(ii) of the Company Disclosure Schedule, no Person other than a member of the Company Group has exercised any Transfer Right with respect to any Subsidiary of a Company Party or Company Real Property, which transaction has not yet been consummated. Section 4.21(d)(iii) of the Company Disclosure Schedule lists each material real property or material leasehold interest in any ground lease conveyed, transferred, assigned or otherwise disposed of by the Company Group since January 1, 2021, except for easements or similar immaterial interests (“Prior Sales”). None of the Company Group has received written notice of any claims under any Contracts pursuant to which the Prior Sales were consummated which have or would reasonably be expected to result in liability to a member of the Company Group in an amount, in the aggregate, in excess of US$1,500,000.

(e) Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (i) none of the Company Group has received written notice of any violation of Law, including any existing building, zoning or fire violations with respect to any Company Real Property, (ii) to the knowledge of the Company Group, there are no pending or threatened (in writing) Actions initiated by or on behalf of any member of the Company Group or any other Person to change or redefine the zoning classification of all or any portion of any Company Real Property or to effect a condemnation with respect to all or any portion of any Company Real Property and (iii) none of the Company Group has received written notice of any Action of such kind.

(f) Section 4.21(f) of the Company Disclosure Schedule discloses, as of the date hereof, the Company Parties’ good faith estimate of the Company Parties’ future growth and strategy, provided however, that these statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied.

(g) To the best of their knowledge, each of the Company Parties has made available to SPAC true and complete copies of all Leases in respect of the Leased Real Property. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Lease is legal, valid, binding, enforceable and in full force and effect; (ii) the Company Group has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (iii) the Company Group has not collaterally assigned or granted any other security interest in such Lease or any interest therein; (iv) the Company Group’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, and there are no disputes with respect to such Lease; and (v) the Company Group is not in breach or violation of, or default under any Lease and

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to the knowledge of the Company Group, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease.

4.22 Tax Matters.

(a) Except in each case as to matters that would not individually or in the aggregate be material to the Company Group, (i) the Company Group has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due, except with respect to matters contested in good faith by appropriate proceedings or an extension of the date for the payment of such Taxes is being considered by the competent authorities; (ii) all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid; (iii) there is no Action, pending or proposed in writing or, to the knowledge of the Company Group, threatened, with respect to Taxes of the Company Group or for which a Lien (other than a Permitted Lien) may be imposed upon any of the Company Group’s assets; (iv) no statute of limitations in respect of the assessment or collection of any Taxes of the Company Group for which a Lien (other than a Permitted Lien) may be imposed on any of the Company Group’s assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (v) to the knowledge of the Company Group, the Company Group has complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Company Group; (vi) no stock transfer Tax, sales Tax, use Tax, real estate transfer Tax or other similar Tax will be imposed in respect of the Company Amalgamation; (vii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Company Group; (viii) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the Company Group; (ix) no claim has been made by a Taxing Authority in a jurisdiction where the Company Group has not paid any tax or filed Tax Returns, asserting that the Company Group is or may be subject to Tax in such jurisdiction; (x) there is no outstanding power of attorney from the Company Group authorizing anyone to act on behalf of the Company Group in connection with any Tax, Tax Return or Action relating to any Tax or Tax Return of the Company Group; (xi) the Company Group is not, and has ever been, a party to any Tax sharing, Tax indemnity or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xii) the Company Group is not currently and has never been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the Company Group.

(b) The unpaid Taxes of the Company Group for the current fiscal year (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company Group in filing its Tax Return.

4.23 Environmental Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) all members of the Company Group are in compliance with all applicable Environmental Laws, and possess, maintain and comply with all applicable Permits required under such Environmental Laws to operate the businesses of the Company Group as currently conducted; (ii) there has been no treatment, storage, disposal or release of, contamination by, or exposure of any Person to any Hazardous Material (including from any properties owned, leased or operated by any member of the Company Group or as a result of any activity of any member of the Company Group during the time such properties were owned, leased or operated by such member of the Company Group) that has given rise to any Liability of or for any member of the Company Group under any Environmental Laws, and (iii) none of the Company Group has received any written claim, notice or complaint, or is subject to any pending or, to the knowledge of the Company Group, threatened Action, relating to noncompliance with Environmental Laws.

(a) The Company Group has not (i) received any written notice of any alleged claim, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials so as to give rise to any Liability or corrective or remedial obligation under any

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Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company Group, except, with respect to (i), (ii) and (iii), in each case as would not be material to the Company Group.

(b) None of the Company Group is required by any Environmental Law (i) to perform an environmental audit or environmental assessment for Hazardous Materials, or (ii) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters.

4.24 Finders’ Fees. There is no investment banker, financial advisor, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company Group or any of Affiliates who might be entitled to any fee or commission from SPAC or any of its Affiliates (including the Company Group following the Closing) upon consummation of the Transactions.

4.25 Powers of Attorney and Suretyships. Except as set forth in Section 4.25 the Company Disclosure Schedule, the Company Group does not have any material general or special powers of attorney outstanding (whether as grantor or grantee thereof) outside the Company Group or any material obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person outside the Company Group or other than as reflected in the Financial Statements.

4.26 Directors and Officers. Section 4.26 of the Company Disclosure Schedule sets forth a true, correct and complete list of all directors and officers of the Company Group.

4.27 Certain Business Practices. The Company Group, its officers, directors, and to the knowledge of the Company Group, its employees, agents, representatives or other Persons acting on its behalf, have complied with and are in compliance in all respects with Anti-Corruption Laws. Neither the Company Group nor any of its officers, directors, nor to the knowledge of the Company Group, any of its employees, agents, representatives or other Persons acting on its behalf, in the last five years (a) has offered, promised, given or authorized the giving of money or anything else of value, whether directly or through another Person, to (i) any Government Official or (ii) any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of the foregoing clauses (i) and (ii) for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, inducing the Government Official to use his or her influence with any Authority to affect or influence any official act, or otherwise obtaining an improper advantage; or (b) has or will make or authorize any other person to make any payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business. For purposes of this Article IV and subject to Section 13.11(g), a Person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such Person is aware of (a) the existence of or (b) a high probability of the existence of such conduct, circumstances or results. The Company Group has in place policies, procedures and controls that are reasonably designed to promote and ensure compliance with Anti-Corruption Laws.

4.28 Sanctions; Anti-Money Laundering Laws. Neither the Company Group nor, to the knowledge of the Company Group, any of the Company Group’s Affiliates or its or their directors, officers, employees, agents or representatives, is, or is owned or controlled by one or more Persons that are: (a) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (b) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria) or has conducted business with any Person or entity or any of its respective officers, directors, employees, agents, representatives or other Persons acting on its behalf that is located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria). The operations of the Company Group are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and the applicable anti-money laundering statutes of jurisdictions where the Company Group conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Authority (collectively, the “Anti-Money Laundering Laws”).

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4.29 Not an Investment Company. Neither Company Party is an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

4.30 Insurance. Except as would not be material, individually or in the aggregate, to the Company Group: (a) all of the policies of insurance held by, or forth benefit of, the Company Group with respect to policy periods that include the date of this Agreement are in full force and effect, and (b) the Company Group has not received any written notice of cancellation or termination of any of such policies or of any material changes that are required for the continuation of coverage under, or renewal of, any such policies. Additionally, Section 4.30 of the Company Disclosure Schedule sets forth a true and complete list of all material insurance policies, material fidelity bonds or other material insurance contracts held by or on behalf of a Company Party and the Subsidiaries of the Company Parties (the “Insurance Policies”). These Insurance Policies are of the type and in the amounts customarily carried by entities conducting similar businesses or owning similar assets, and are sufficient to allow the members of Company Group to replace any damaged or destroyed assets. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) all Insurance Policies maintained by the members of the Company Group are in full force and effect, with all premiums paid in accordance with the policy terms, (ii) the members of the Company Group are not in breach or default of any Insurance Policies, and (iii) no action has been taken or failed to be taken that would constitute such a breach or default or permit termination or material adverse modification of any Insurance Policies. Since January 1, 2021, no written notice of premature cancellation, refusal of coverage, refusal to renew, termination, or increase in premium has been received by a member of the Company Group regarding any policy that has not been replaced on substantially similar terms prior to the date of such cancellation.

4.31 Related Party Agreements. Except as indicated on Section 4.31 of the Company Disclosure Schedule, since January 1, 2021, there have been no Contracts, agreements, arrangements or understandings between the Company Parties or any of their Subsidiaries, on the one hand, and (a) any Affiliate thereof (including any past or present officer or trustee or director of any Company Parties, or the Subsidiaries of the Company Parties) or current or former holder of at least 5% of all outstanding shares of beneficial interest of a Company Party, or (b) any immediate family member of any associate (as defined in Rule 12b-2 under the Exchange Act) or Affiliate of any such Affiliate or holder, on the other hand (other than those exclusively among the Company Parties and their Subsidiaries or ordinary course of business employment agreements and similar employee arrangements otherwise set forth on the Company Disclosure Schedule), in each case, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

4.32 Other Information. The information provided during the due diligence sessions and company presentation meetings and the documents provided by the Company Group in the Data Room are true, accurate and complete in all material respects. The information supplied or to be supplied by the Company Group expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to PubCo’s shareholders with respect to the solicitation of proxies to approve the Transactions does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading. The Company Group has provided SPAC with all requested and all material information regarding the operation and the business conducted by the Company Group.

4.33 No Additional Representation or Warranties. Except as provided in this Article IV, none of the Company Parties or the Principal Shareholders, nor any of their Affiliates or their respective directors, managers, officers, employees, equityholders, partners, members or representatives, has made, or is making, any representation or warranty whatsoever to SPAC or its Affiliates.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE SPAC

Except as disclosed in the SPAC SEC Documents filed by SPAC, SPAC represents and warrants to the Company Group that each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date):

5.1 Corporate Existence and Power. SPAC is a business company duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands. A true and complete copy of the SPAC Organizational Documents has been made available by SPAC to DoubleDragon. The SPAC Organizational Documents is in full force and effect and SPAC is not in violation of any of the provisions thereof, except as would not be reasonably expected

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to, individually or in the aggregate, have a SPAC Material Adverse Effect. The SPAC has all requisite power and authority, corporate and otherwise, to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted, except as would not be reasonably expected to, individually or in the aggregate, have a SPAC Material Adverse Effect.

5.2 Authorization. The SPAC has the requisite power and authority to execute and deliver this Agreement and each Additional Agreement to which it is a party and to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the SPAC of this Agreement and the Additional Agreements to which it is a party and the consummation by the SPAC of the transactions contemplated hereby and thereby are within the corporate powers of the SPAC and have been duly authorized by all necessary corporate action on the part of the SPAC, subject to the receipt of the Required SPAC Shareholder Approval. This Agreement has been, and each Additional Agreement (when executed and delivered by the SPAC) will be, duly and validly executed and delivered by the SPAC, and assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each the Additional Agreement (when executed and delivered by the SPAC) will constitute, a valid and legally binding obligation of the SPAC, enforceable against the SPAC in accordance with their representative terms subject to the Bankruptcy and Equity Exception. The Required SPAC Shareholder Approval is the only vote of any of SPAC’s share capital necessary in connection with the entry into this Agreement and the Additional Agreements by SPAC, and the consummation of the transactions contemplated hereby, including the Closing.

5.3 Governmental Authorization. Other than as required under applicable Laws, neither the execution, delivery nor performance by the SPAC of this Agreement or any Additional Agreements requires any consent, approval, permit, license or other action by or in respect of, or registration, declaration or filing with any Authority.

5.4 Non-Contravention. The execution, delivery and performance by the SPAC of this Agreement and any Additional Agreements to which it is a party do not and will not (a) contravene or conflict with any provision of, or result in the breach of, the Organizational Documents of the SPAC, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the SPAC, (c) conflict with, violate or result in a breach of any term, condition or provision of any material Contract to which SPAC is a party or by which SPAC is bound, or terminate or result in a default under, or require any consent, notice or other action by any Person under (with or without notice or lapse of time, or both) or the loss of any right under, or create any right of termination, acceleration or cancellation of any such material Contract, or (d) result in the creation of any Lien upon any of the material assets of SPAC or constitute an event which, after notice or lapse of time or both, would reasonably be expected to result in any such violation, breach, termination or creation of a Lien (except for Permitted Liens), except in cases of (b), (c) and (d) for such contravention or conflict that would not reasonably be expected to have a SPAC Material Adverse Effect.

5.5 Finders’ Fees. There is no investment banker, broker, finder or other intermediary who might be entitled to any fee or commission from the Company Parties or any of their Affiliates upon consummation of the Transactions.

5.6 Capitalization.

(a) As of the date hereof, SPAC is authorized to issue a maximum of 111,000,000 shares with no par value divided into three classes of shares, namely, (i) 100,000,000 SPAC Class A Ordinary Shares, (ii) 10,000,000 SPAC Class B Ordinary Shares, and (iii) 1,000,000 preferred shares with no par value, of which 6,248,750 SPAC Class A Ordinary Shares (5,750,000 shares of which are subject to redemption) and 1,437,500 SPAC Class B Ordinary Shares are issued and outstanding. As of the date hereof, 604,250 SPAC Ordinary Shares are reserved for issuance with respect to SPAC Rights. No other shares of capital stock or other voting securities of SPAC are issued, reserved for issuance or outstanding. All issued and outstanding SPAC Ordinary Shares are (1) duly authorized, validly issued, fully paid and nonassessable, (2) not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Laws of British Virgin Islands, SPAC’s Organizational Documents or any contract to which SPAC is a party or by which SPAC is bound and (3) are free and clear of all Liens and other restrictions (including any restriction on the right to vote, sell or otherwise dispose of such SPAC Ordinary Shares). Except as set forth in SPAC’s Organizational Documents, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any SPAC Ordinary Shares or any capital equity of SPAC. SPAC has no Subsidiaries, and does not own, directly or indirectly, any equity interests or other interests or

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investments (whether equity or debt) in any Person, whether incorporated or unincorporated. There are no outstanding contractual obligations of SPAC to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

5.7 Trust Fund. As of the date of this Agreement, SPAC has at least US$57,500,000 in the trust fund established by SPAC for the benefit of its public shareholders in a United States-based account located in the United States, maintained by the Trustee (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by the Trustee pursuant to the Investment Management Trust Agreement. There are no separate agreements, side letters or other agreements or understandings (whether written, unwritten, express or implied) that would cause the description of the Investment Management Trust Agreement in the SPAC SEC Documents to be inaccurate in any material respect or, to the SPAC’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Organizational Documents of SPAC and the Investment Management Trust Agreement. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Investment Management Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since the consummation of the IPO, SPAC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Investment Management Trust Agreement). Upon the consummation of the transactions contemplated hereby, SPAC shall have no further obligation under either the Investment Management Trust Agreement or the Organizational Documents of SPAC to liquidate or distribute any assets held in the Investment Management Trust Account, and the Trust Agreement shall terminate in accordance with its terms. To SPAC’s knowledge, as of the date hereof, no SPAC Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such SPAC Shareholder is exercising an SPAC Shareholder Redemption Right.

5.8 Listing. As of the date hereof, SPAC Units, SPAC Class A Ordinary Shares and SPAC Rights are listed on the Nasdaq Capital Market, with trading symbols “JVSAU” “JVSA” and “JVSAR.” As of the date hereof, SPAC is in compliance with the rules of the Nasdaq and there is no Action pending or threatened against SPAC by the Nasdaq or the SEC with respect to any intention by such entity to deregister any SPAC Class A Ordinary Shares or prohibit or terminate the listing of any SPAC Class A Ordinary Shares on the Nasdaq. SPAC has not taken any action in an attempt to terminate the registration of SPAC Units, SPAC Class A Ordinary Shares or SPAC Rights under the Exchange Act except as contemplated by this Agreement.

5.9 Reporting Company. SPAC is a publicly-held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and the SPAC Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act.

5.10 Board Approval. Each of the board of directors of SPAC (including any required committee or subgroup of such boards) have (a) declared the advisability of the transactions contemplated by this Agreement, (b) determined that the transactions contemplated hereby are in the best interests of the shareholders of the SPAC, as applicable, and (c) solely with respect to the board of directors of SPAC, determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in SPAC’s Organizational Documents.

5.11  SPAC SEC Documents and Financial Statements.

(a) SPAC has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC under the Securities Act or the Exchange Act since January 18, 2024 (collectively, as they have been amended since the time of their filing and including all exhibits, amendments, restatements or supplements thereto, the “SPAC SEC Documents”). None of the SPAC SEC Documents, as of their respective filing dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As used herein, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SPAC SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with

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U.S. GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments that are not material and the absence of complete footnotes) in all material respects the financial position of SPAC as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

5.12 Litigation. There is no Action (or any basis therefore) pending or, to SPAC’s knowledge, threatened (in writing) against the SPAC, any of its officers, directors, or any of its securities or any of its assets or Contracts before any court, Authority or official that challenges or seeks to prevent, enjoin, alter or delay the Transactions, other than as would not, individually or in the aggregate, have a SPAC Material Adverse Effect. As of the date of this Agreement, there is no unsatisfied judgment or any open injunction binding upon SPAC.

5.13 Compliance with Laws. Since SPAC’s date of formation, the SPAC, and each of its officers and directors in their capacity as such, is not in violation of, has not violated, under investigation with respect to any violation or alleged violation of, any Law, or Order entered by any court, arbitrator or Authority, domestic or foreign in any material respect, nor is there any basis for any such charge and the SPAC has not previously received any subpoenas by any Authority.

5.14 Not an Investment Company. SPAC is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

5.15 Tax Matters.

(a) Except in each case as to matters that would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect: (i) The SPAC has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid; (iii) there is no Action, pending or proposed in writing or, to the knowledge of the SPAC, threatened, with respect to Taxes of the SPAC or for which a Lien (other than a Permitted Lien) may be imposed upon any of either of the SPAC’s assets; (iv) no statute of limitations in respect of the assessment or collection of any Taxes of the SPAC for which a Lien (other than a Permitted Lien) may be imposed on any of the SPAC’s assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (v) to the knowledge of the SPAC, the SPAC has complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the SPAC; (vi) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the SPAC; (vii) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the SPAC; (viii) no claim has been made by a Taxing Authority in a jurisdiction where the SPAC have not paid any tax or filed Tax Returns, asserting that SPAC is or may be subject to Tax in such jurisdiction; (ix) there is no outstanding power of attorney from either of the SPAC authorizing anyone to act on behalf of such party in connection with any Tax, Tax Return or Action relating to any Tax or Tax Return of that party; (x) the SPAC is not, or has never been, a party to any Tax sharing or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xi) the SPAC is currently not or has never been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the SPAC.

(b) The unpaid Taxes of the SPAC for the current fiscal year did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements.

5.16 Prior Expenses. As of February 12, 2024, SPAC has paid for all of its previously incurred expenses.

5.17 Certain Business Practices. The SPAC, its officers, directors, and to the knowledge of the SPAC, its employees, agents, representatives or other Persons acting on its behalf, have complied with and are in compliance in all respects with Anti-Corruption Laws. Neither the SPAC nor any of its officers, directors, nor to the knowledge of the SPAC, any of its employees, agents, representatives or other Persons acting on its behalf, in the last five years (a) has offered, promised, given or authorized the giving of money or anything else of value, whether directly or through

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another Person, to (i) any Government Official or (ii) any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of the foregoing clauses (i) and (ii) for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, inducing the Government Official to use his or her influence with any Authority to affect or influence any official act, or otherwise obtaining an improper advantage; or (b) has or will make or authorize any other person to make any payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business. For purposes of this Article V, a Person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such Person or its officers is aware of (a) the existence of or (b) a high probability of the existence of such conduct, circumstances or results.

5.18 Sanctions; Anti-Money Laundering Laws. Neither the SPAC nor, to the knowledge of the SPAC, any of the SPAC’s Affiliates or its or their directors, officers, employees, agents or representatives, is, or is owned or controlled by one or more Persons that are: (a) the subject of any Sanctions, or (b) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria) or (c) has conducted business with any Person or entity or any of its respective officers, directors, employees, agents, representatives or other Persons acting on its behalf that is located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria). The operations of the SPAC are and have been conducted at all times in material compliance with all applicable Anti-Money Laundering Laws.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF ACQUISITION ENTITIES

The Acquisition Entities, jointly and severally, represent and warrant to the Company Parties and the SPAC that:

6.1 Corporate Existence and Power. PubCo is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Merger Sub 1 is a private company limited by shares incorporated, validly existing and in good standing under the Laws of Singapore. Merger Sub 2 is a business company duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands. Each of the Acquisition Entities has all requisite power and authority, corporate and otherwise, to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted, except as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

6.2  Authorization. Each Acquisition Entity has the requisite power and authority to execute and deliver this Agreement and each Additional Agreement to which it is a party and to perform all its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each Acquisition Entity of this Agreement and the Additional Agreements to which it is a party and the consummation by such Acquisition Entity of the transactions contemplated hereby and thereby are within the corporate powers of such Acquisition Entity and have been duly authorized by all necessary corporate action on the part of such Acquisition Entity. Assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement has been, and each Additional Agreement (when executed and delivered by the relevant Acquisition Entities) will be, duly and validly executed and delivered by each relevant Acquisition Entity to which it is a party, and assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each the Additional Agreement (when executed and delivered by such Acquisition Entity) will constitute, a valid and legally binding obligation of such Acquisition Entity, enforceable against such Acquisition Entity in accordance with their representative terms subject to the Bankruptcy and Equity Exception.

6.3 Governmental Authorization. Other than as required under applicable Laws, neither the execution, delivery nor performance by each Acquisition Entity of this Agreement or any Additional Agreements to which it is a party requires any Governmental Approval.

6.4 Non-Contravention. The execution, delivery and performance by each Acquisition Entity of this Agreement and any Additional Agreements to which it is a party do not and will not (a) contravene or conflict with the Organizational Documents of such Acquisition Entity, or (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to such Acquisition Entity, except, in cases of (b), for such contravention, conflict or violation as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

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6.5 Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of any Acquisition Entity or any of its Affiliates who might be entitled to any fee or commission from the Acquisition Entities, or any of their Affiliates upon consummation of the Transactions.

6.6 Issuance of Shares. The PubCo Ordinary Shares issuable to SPAC Shareholders as consideration for the SPAC Merger, to DDPC and Hotel101 Worldwide as consideration for the Company Amalgamation, and to DoubleDragon as consideration for the Share Transfer when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable, free and clear of any Liens (other than those, if any, imposed by PubCo’s Organizational Documents) and not subject to or issued in violation of any right of any third party pursuant to any contract to which PubCo is bound, applicable Law or PubCo’s Organizational Documents.

6.7 Capitalization.

(a)  As of the date of this Agreement, the authorized share capital of PubCo consists of 50,000 ordinary shares, of which one share is issued and outstanding as of the date of this Agreement. As at the date of this Agreement, the issued and paid-up capital of Merger Sub 1 is US$1 comprising 1 ordinary share (the “Merger Sub 1 Share”). The authorized share capital of Merger Sub 2 consists of 50,000 shares, of which one share (the “Merger Sub 2 Share”) is issued and outstanding as of the date of this Agreement. The PubCo Ordinary Share, the Merger Sub 1 Share and the Merger Sub 2 Share, and any PubCo Ordinary Shares and shares of Merger Sub 1 and Merger Sub 2 that will be issued pursuant to the transactions contemplated under this Agreement, (i) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly issued and are fully paid, (ii) were, or will be, issued, in compliance in all material respects with applicable Law, and (iii) were not, and will not be, issued in breach or violation of any preemptive rights or Contract.

(b) Except as set forth in Section 6.7(a),  as of the date of this Agreement (i) no Acquisition Entity has authorized, outstanding or issued any equity securities; (ii) no Acquisition Entity is obligated to issue, sell or transfer any equity securities; (iii) no Acquisition Entity is a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any equity security of such Acquisition Entity; (iv) no Acquisition Entity has granted any registration rights or information rights to any other Person; (v) there are no phantom shares and there are no voting or similar agreements entered into by any Acquisition Entity which relate to the share capital, registered capital or charter capital of such Acquisition Entity; and (vi) no Acquisition Entity has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of such Acquisition Entity on any matter or any agreements to issue such bonds, debentures, notes or other obligations.

(c) PubCo does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than, (i) as of the date of this Agreement, Merger Sub 1, Merger Sub 2, HGHC 1 Corp. and HGHC 2 Corp., (ii) immediately after the Closing, SPAC Surviving Sub, Company Surviving Sub, Hotel of Asia, HGHC 1 Corp. and HGHC 2 Corp. As of the date of this Agreement, none of Merger Sub 1, Merger Sub 2, HGHC 1 Corp. and HGHC 2 Corp. owns or controls, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.

(d) PubCo intends to issue Key Executive Shares, which will take into effect prior to the Closing, pursuant to which PubCo is authorized to issue a total of 34,500,000 shares of PubCo Ordinary Shares.

6.8 Board Approval. The sole director of each of the Acquisition Entities has (i) declared the advisability of the transactions contemplated by this Agreement, and (ii) determined that the transactions contemplated hereby are in the best interests of the shareholders of the Acquisition Entities, as applicable.

6.9 Litigation. Except as would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2021 (i) there is no Action (or any basis therefore) pending against, or to the knowledge of the Company Group threatened against or affecting, any Acquisition Entities or any of its securities or any of its assets or Contracts or, to the knowledge of the Acquisition Entities, any of their respective officers or directors in their capacity as such before any court, Authority or official or which in any manner challenges, inquiry or seeks to prevent, enjoin, alter or delay the Transactions.

6.10 Compliance with Laws. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, each Acquisition Entity is not in violation of, has not violated, and to the Acquisition Entities’ knowledge is neither under investigation with respect to nor has been threatened to be charged with or given

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notice of any default, violation or alleged violation of, any applicable Law or Order entered by any court, arbitrator or other Authority, domestic or foreign. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2021 the Acquisition Entities have not received any subpoenas by any Authority.

6.11 Not an Investment Company. No Acquisition Entity is an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

6.12 Business Activities. Each Acquisition Entity was formed solely for the purpose of effecting the transactions contemplated under this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated under this Agreement and has no, and at all times prior to the Closing except as expressly contemplated by the Additional Agreements and the transactions contemplated under this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

6.13 Foreign Private Issuer. PubCo is and shall be at all times commencing from the date 30 days prior to the first filing of the Proxy Statement and Registration Statements with the SEC through the Closing, a foreign private issuer as defined in Rule 405 under the Securities Act.

6.14 Organizational Documents. PubCo shall take all necessary actions under applicable Law to approve and adopt the amended PubCo Charter in the form and substance to be mutually agreed upon by DoubleDragon and SPAC (“Amended PubCo Charter”), which shall become effective at the SPAC Merger Effective Time.

ARTICLE VII
COVENANTS OF THE RELEVANT PARTIES

Each Party hereby covenants and agrees that:

7.1 Conduct of the Business.

(a) From the date hereof until the SPAC Merger Effective Time or, if earlier, the termination of this Agreement in accordance with Article XII, except as expressly contemplated or permitted by this Agreement or Additional Agreements or as required by applicable Law, each Party shall, and shall cause its Subsidiaries to use its commercially reasonable efforts to, (i) conduct their respective business only in the ordinary course consistent with past practice in all material respects, and (ii) preserve intact its assets, keep available the services of its current officers and key employees and maintain in all material respects its current relationships with key suppliers and customers and other third parties with which it has material business relations. Without limiting the generality of the foregoing, except as expressly contemplated or permitted by this Agreement or Additional Agreements or as required by applicable Law, from the date hereof until the SPAC Merger Effective Time, without the prior written consent of DoubleDragon and SPAC (provided that (x) such consent shall not be required if DoubleDragon or SPAC reasonably believes that obtaining such consent may violate applicable Law, (y) such written consent shall not be unreasonably withheld, and (z) such other Party shall respond to such request for written consent as soon as practicable and such written consent shall be deemed given if such other Party does not respond to such request with three (3) Business Days after the receipt of the request), each of the Parties shall use commercially reasonable efforts to not, and shall use commercially reasonable efforts to cause its Subsidiaries not to:

(i) amend, modify or supplement its Organizational Documents other than pursuant to this Agreement;

(ii) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any shares or other equity or voting securities of any of the Company Group or the SPAC (except with regards to any redemptions) other than pursuant to this Agreement including, for the avoidance of doubt, (1) the issuance of shares by Hotel101 Global to DDPC for certain asset infusions, (2) the issuance of Key Executive Shares by PubCo or (3) the issuance of shares by Hotel101 Global to one or more strategic investors;

(iii) modify, amend, enter into, consent to the termination of, or waive any material rights under, any Material Contract of any of the Company Group (or any Contract that would be a Material Contract of any if such Contract has been entered into prior to the date hereof) or any material Contract of the SPAC, except for in

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ordinary course of business consistent with past practice or pursuant to this Agreement including, for the avoidance of doubt, in connection with (1) the issuance of shares by Hotel101 Global to DDPC for certain asset infusions or (2) the issuance of Key Executive Shares by PubCo;

(iv) make any capital expenditures of any member of the Company Group or SPAC, except to the extent of the Company Group, in excess of US$1,500,000 (individually or in the aggregate) except for in ordinary course of business consistent with past practice;

(v) sell, transfer, lease, sublease, mortgage, license, grant or incur any Lien on, or otherwise dispose of any of the Company Group’s or the SPAC’s assets, title or interest in, to, or under Intellectual Property Rights, except to the extent of the Company Group, (1) sales of products to customers in the ordinary course of business consistent with past practice and not exceeding US$1,500,000 individually or in the aggregate and (2) any sale, transfer or disposal of assets for each on arm’s length terms and provided that such net disposal proceeds will be reinvested in the Business or used to pay down debt within 364 days;

(vi) pay, declare or promise to pay any dividends or other distributions with respect to its share capital, or pay, declare or promise to pay any other payments to any shareholder (other than, in the case of any shareholder that is an employee, payments of salary accrued in said period at the current salary rate), except for in connection with the restructuring described in Section 8.2) in which case no consent would be required;

(vii) (1) establish, adopt, amend or terminate any share incentive plan of any member of the Company Group or the SPAC, or (2) grant, accelerate or amend the terms of any equity awards to any employee of the Company Group or SPAC or to any person except as contemplated by this Agreement;

(viii) obtain or incur any loan or other Indebtedness, expect (1) to the extent of the Company Group, in excess of US$1,500,000 individually or in the aggregate, or assume, guarantee or otherwise become responsible for the obligations of any Person for Indebtedness, except for in ordinary course of business consistent with past practice; and (2) to the extent of the SPAC, in excess of US$1,000,000;

(ix) commence, settle, release, waive or compromise any ongoing, pending or threatened Action of or against any member of the Company Group or the SPAC (1) for an amount in excess of US$1,500,000 (exclusive of attorney’s fees), (2) that would impose any material restrictions on the business or operations of any member of the Company Group or SPAC, (3) that is brought by or on behalf of any current, former or purported holder of any share capital or other securities of any member of the Company Group or SPAC relating to the Transactions; or (4) granting injunctive or other equitable remedy against the Company Group or SPAC that would reasonably be expected to constitute a Material Adverse Effect or a SPAC Material Adverse Effect (as applicable);

(x) adopt or enter into a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any member of the Company Group or SPAC;

(xi) acquire, whether by purchase, merger, spin off, consolidation, scheme of arrangement, amalgamation or acquisition of shares or assets, any assets, securities or properties, in aggregate, with a value or purchase price, except to the extent of the Company Group, in excess of US$1,500,000 individually or in the aggregate, in any transaction or related series of transactions;

(xii)  fail to maintain in full force and effect material insurance policies covering the Company Group or the SPAC and their respective properties, assets and businesses in a form and amount consistent with past practices;

(xiii) make any change in its accounting principles or methods of accounting, other than as may be required by the applicable accounting principles or applicable Law;

(xiv) issue, sell, transfer, pledge, dispose of, place any Lien, redeem or repurchase any shares or other equity or voting securities of SPAC or any member of the Company Group, or issue or grant any securities exchangeable for or convertible into any shares or other equity or voting securities of SPAC or any member of the Company Group, except (1) to the extent of the Company Group, for transactions among the members of the Company Group, (2) to the extent of SPAC, for (A) trading of its securities on public markets; (B) redemptions required under its Organizational Documents or (C) meeting listing requirements;

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(xv) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(xvi) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and/or IFRS and after consulting with DoubleDragon’s or the SPAC’s outside auditors;

(xvii) except in the ordinary course of business, make, change or revoke any material Tax election, amend any Tax Return in a material manner, enter into any closing agreement or seek any ruling from any Authority with respect to material Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business, change any method of Tax accounting or Tax accounting period, or initiate any voluntary Tax disclosure to any Authority with respect to a material amount of Taxes; in each case, if such action could, individually or in the aggregate, reasonably be expected to have the effect of increasing the present or future Tax liability and provided any Company Party may take any action that it determines, acting reasonably, is necessary to optimize its expected liability for Taxes following the Transaction; or

(xviii) undertake any legally binding obligation to do any of the foregoing.

Nothing contained in this Section 7.1 shall give to any Party, directly or indirectly, the right to control or direct the ordinary course of business operations of any other Party prior to the Closing. Prior to the Closing, each of SPAC, the Company Group and the Acquisition Entities shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

(b) From the date hereof through the Closing Date, SPAC shall remain a “blank check company” as defined under the Securities Act, shall not conduct any business operations other than in connection with this Agreement and ordinary course operations to maintain its status as a Nasdaq-listed special purpose acquisition company pending the completion of the transactions contemplated hereby. Without limiting the generality of the foregoing, through the Closing Date, other than in connection with the transactions contemplated by this Agreement, without DoubleDragon’s prior written consent (which shall not be unreasonably withheld), SPAC shall not, and shall not cause its Subsidiaries to amend, waive or otherwise change the Investment Management Trust Agreement in any manner adverse to SPAC.

(c) Neither Party shall (i) take or agree to take any action that might make any representation or warranty of such party inaccurate or misleading in any material respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any material respect at any such time provided that the foregoing shall not apply to representations and warranties made with respect to a certain date.

(d) From the date hereof through the earlier of (x) termination of this Agreement in accordance with Article XII and (y) the Closing, other than in connection with the transactions contemplated hereby, none of the Company Group, SPAC or Acquisition Entities, shall, and such Persons shall cause each of their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning, or make any offers or proposals related to, any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an Alternative Transaction, (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction For purposes of this Agreement, the term “Alternative Transaction” shall mean any of the following transactions involving the Company Group, the SPAC or the Acquisition Entities (other than the transactions contemplated by this Agreement): (1) any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, consolidation, liquidation or dissolution or other similar transaction, or (2) any sale, lease, exchange, transfer or other disposition of a material portion of the assets of such Person (other than the sale, the lease, transfer or other disposition of assets in the ordinary course of business) or any class or series of the share capital or capital stock or other equity interests of the Company Group, the SPAC or the Acquisition Entities in a single transaction or series of transactions.

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(e) In the event that any litigation related to this Agreement, any Additional Agreement or the Transaction is brought, or threatened in writing, against SPAC, the Company Parties or the board of directors of SPAC or the Company Parties by any SPAC Shareholders prior to the Closing, SPAC shall, within a reasonable time after learning of such litigation, notify the Company Parties of any such litigation and keep the Company Parties reasonably informed with respect to the status thereof. If, at its sole discretion, the Company Parties chooses to bear the costs, expenses and fees related to the SPAC’s litigation fees and expenses, then the SPAC shall provide the Company Parties the opportunity to participate in (subject to a customary joint defense agreement) the defense of any such litigation, shall consider in good faith the Company Parties’ suggestions with respect to such litigation and shall not settle any such litigation without prior written consent of the Company Parties, such consent not to be unreasonably withheld, conditioned, delayed or denied. Notwithstanding the foregoing, in no event shall the Company Parties or any of their Representatives settle or compromise any such litigation without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned, delayed or denied).

7.2 Access to Information. From the date hereof until and including the Closing Date, the Company Group, the Principal Shareholders, the SPAC and the Acquisition Entities shall, using commercially reasonable efforts, (a) continue to give the other Parties, their legal counsel and other representatives full access to the offices, properties, and Books and Records, (b) furnish to the other Parties, their legal counsel and other representatives such information relating to the business of the Company Group, the SPAC or the Acquisition Entities as such Persons may reasonably request and (c) cause its respective employees, legal counsel, accountants and representatives to cooperate with the other Parties in such other Parties’ investigation of its business; provided that no investigation pursuant to this Section 7.2 (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company Group, the SPAC or the Acquisition Entities and, provided further, that any investigation pursuant to this Section 7.2 shall be conducted in such manner as not to unreasonably interfere with the conduct of the business of the Company Group, the SPAC or the Acquisition Entities. Notwithstanding anything to the contrary in this Agreement, neither Party shall be required to provide the access described above or disclose any information if doing so is reasonably likely to (i) result in a waiver of attorney client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a Party or to which it is subject or applicable Law, provided that the non-disclosing party must advise the other Parties that it is withholding such access and/or information and (to the extent reasonably practicable) and provide a description of the access not granted and/or information not disclosed.

7.3 Notices of Certain Events. Each Party shall promptly notify each other Party of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action by or on behalf of such Person or result in the creation of any Lien on any Hotel101 Global Share, Hotel of Asia Share or share capital or capital stock of the SPAC or the Acquisition Entities or any of the Company Group’s, the SPAC’s or the Acquisition Entities’ assets;

(b)  any notice or other communication from any Authority in connection with the Transactions;

(c) any Actions commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting the consummation of the Transactions;

(d) the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result, in a Material Adverse Effect; and

(e) the occurrence of any fact or circumstance which results, or might reasonably be expected to result, in any representation made hereunder by such Party to be false or misleading in any material respect or to omit or fail to state a material fact.

7.4 SEC Filings.

(a) The Company Group acknowledge that:

(i) SPAC Shareholders must approve the transactions contemplated by this Agreement prior to the SPAC Merger contemplated hereby being consummated and that, in connection with such approval, SPAC must call a special meeting of its shareholders requiring SPAC to prepare and file with the SEC a Proxy Statement and Registration Statement;

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(ii) SPAC will be required to file Quarterly and Annual reports that may be required to contain information about the transactions contemplated by this Agreement; and

(iii) SPAC will be required to file a Form 8-K to announce the transactions contemplated hereby and other significant events that may occur in connection with such transactions.

(b) In connection with any filing the SPAC makes with the SEC that requires information about the transactions contemplated by this Agreement to be included, the Company Group will use best efforts and cause its Affiliates, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, to use best efforts to (i) cooperate with SPAC, (ii) respond to questions about the Company Group required in any filing or requested by the SEC, and (iii) provide any information requested by SPAC in connection with any filing with the SEC.

(c) From the date hereof through the SPAC Merger Effective Time, SPAC will use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC.

7.5 The Registration Statement.

(a) As promptly as reasonably practicable after the date hereof, SPAC, PubCo and DoubleDragon shall jointly prepare, and PubCo and SPAC shall jointly file with the SEC, (i) in preliminary form, a proxy statement in connection with the transactions contemplated by this Agreement (as amended or supplemented, the “Proxy Statement”) to be filed as part of the Registration Statement and to be sent to the shareholders of SPAC in advance of the an extraordinary general meeting of SPAC Shareholders, as adjourned (the “SPAC Special Meeting”), for the purpose of, among other things, (1) providing the public shareholders of SPAC an opportunity to redeem their SPAC Class A Ordinary Share in accordance with SPAC’s Organizational Documents and the Prospectus, and (2) soliciting proxies from SPAC Shareholders to vote at the SPAC Special Meeting, as adjourned or postponed, on the SPAC Shareholder Approval Matters (as defined below), and (ii) the Registration Statement, in which the Proxy Statement will be included as a prospectus.

(b) The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from SPAC Shareholders to vote, at the SPAC Special Meeting, in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, (ii) the replacement of the existing memorandum and articles of association of SPAC with the Amended PubCo Charter, (iii) any other proposals that the Parties agree are necessary or desirable to consummate the transactions contemplated by this Agreement (including the adoption and approval of the memorandum and articles of association of the Merger Sub 2, as in effect immediately prior to the SPAC Merger Effective Time, as the memorandum and articles of the association of the SPAC Surviving Sub at the SPAC Merger Effective Time), and (iv) the adjournment of the SPAC Special Meeting, if necessary or desirable in the reasonable determination of SPAC (collectively, the “SPAC Shareholder Approval Matters”). If on the date for which SPAC Special Meeting is scheduled, SPAC has not received proxies representing a sufficient number of shares to obtain the Required SPAC Shareholder Approval (as defined below), whether or not a quorum is present, SPAC may make one or more successive postponements or adjournments of SPAC Special Meeting.

(c) In connection with the Registration Statement, SPAC, DoubleDragon and PubCo will jointly file, with the Company Party’s reasonable cooperation, with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in SPAC’s Organizational Documents and applicable Laws of the British Virgin Islands, applicable Laws of the Cayman Islands and the rules and regulations of the SEC and Nasdaq. SPAC (and its counsel), PubCo (and its counsel) and DoubleDragon (and its counsel) shall provide each other Party with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC, and no such filing shall be made without the consent of SPAC and DoubleDragon. DoubleDragon shall provide such information concerning the Company Group and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by DoubleDragon shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading. SPAC shall provide such information concerning SPAC and its equity holders, officers, directors, employees, assets, liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by SPAC shall

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be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading. Each Acquisition Entity shall provide such information concerning the relevant Acquisition Entity and its equity holders, officers, directors, employees, assets, liabilities, condition (financial or otherwise), business and operations, as applicable, that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the relevant Acquisition Entity shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading. SPAC and PubCo will use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the SPAC Merger and the transactions contemplated hereby subject to applicable Laws and subject to the terms and conditions of this Agreement and the SPAC’s Organizational Documents.

(d) Each of SPAC, PubCo and DoubleDragon shall take any and all commercially reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement and the Proxy Statement. Each of SPAC, PubCo and DoubleDragon shall, and shall cause each of its Subsidiaries to make their respective directors, officers and employees, as applicable, upon reasonable advance notice, available at a reasonable time and location to DoubleDragon, PubCo, SPAC and their respective representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. SPAC and PubCo shall jointly amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and SPAC shall cause the Proxy Statement to be disseminated to SPAC Shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the SPAC’s Organizational Documents.

(e) SPAC, PubCo and DoubleDragon shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their respective commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Each Party shall provide the other Party with copies of any written comments, and shall inform the other Party of any material oral comments, that such Party or its representatives receive from the SEC or its staff with respect to the Registration Statement and the Proxy Statement promptly after the receipt of such comments and shall give the other Party a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(f)  As soon as reasonably practicable following the Registration Statement “clearing” comments from the SEC and being declared effective by the SEC, SPAC shall distribute the Proxy Statement to SPAC Shareholders, and, pursuant thereto, shall call SPAC Special Meeting in accordance with applicable Laws of the British Virgin Islands as promptly as practicable. SPAC shall take necessary actions to enforce Section 1 of the Letter Agreement, dated as of January 18, 2024, by and among SPAC, the Sponsor and certain directors and officers of SPAC, in order to obtain the Required SPAC Shareholder Approval.

7.6 Trust Account. The Company Group and the Acquisition Entities acknowledge that the SPAC shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Investment Management Trust Agreement and for the payment of (a) all amounts payable to shareholders of SPAC holding SPAC Units or SPAC Ordinary Shares who shall have validly redeemed their SPAC Units or SPAC Ordinary Shares upon acceptance by the SPAC of such SPAC Units or SPAC Ordinary Shares, (b) the expenses of the SPAC, including transaction expenses, advisor fees and obligations owed to the Sponsor, up to US$4.5 million of expenses incurred since February 12, 2024 and (c) the remaining monies in the Trust Account to the SPAC, which will be used to for working capital and general corporate purposes of the Company Group. The SPAC shall not agree to, or permit, any amendment or modification of, or waiver under, the Investment Management Trust Agreement without the prior written consent of DoubleDragon.

7.7 Directors’ and Officers’ Indemnification and Insurance.

(a) Indemnification. Subject to the terms and conditions of this Section 7.7 and from and after the Closing Date, the Principal Shareholders (the “Indemnifying Party”) hereby jointly and severally agree to indemnify and hold harmless each of SPAC’s directors and officers (the “Indemnified Parties”), against and in respect of any and

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all loss, cost, payment, interest, demand, penalty, forfeiture, expense, liability, judgment, deficiency or damage, and diminution in value or claim (including actual costs of investigation, court costs and attorneys’ fees and other costs and expenses) incurred or sustained by, or imposed upon any Indemnified Party as a result of or in connection with any breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of the Company Group or the Principal Shareholders contained herein. Following the Closing, disinterested independent directors of PubCo shall have the authority to institute and prosecute any claims for indemnification under this Section 7.7(a) in good faith on behalf of the Indemnified Parties to enforce the terms of this Agreement.

(b) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the SPAC (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents, in each case as in effect on the date of this Agreement, or under any indemnification, employment or other similar agreements between any D&O Indemnified Party and any of the SPAC in effect on the date hereof, shall survive Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law; provided that the foregoing shall exclude fraud, gross negligence, willful default or willful neglect on the part of any D&O Indemnified Party. For a period of six (6) years after the SPAC Merger Effective Time, PubCo shall cause the Organizational Documents of PubCo and SPAC Surviving Sub to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the SPAC to the extent permitted by applicable Law. The provisions of this Section 7.7 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives. The Company Parties and PubCo shall, or shall cause its Affiliates to, obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from the Closing Date, for the benefit of the D&O Indemnified Persons (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than SPAC’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; with respect to the current or former directors and officers of the SPAC, provided that in no event shall the PubCo be required to expend for such policies pursuant to this Section 7.7(b) an annual premium amount in excess of 300% of the amount per annum payable by SPAC under its currently effective D&O insurance policies as of the date of this Agreement. PubCo shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and cause its Subsidiaries to honor all obligations thereunder. If any claim is asserted or made within such six-year period, the provisions of this Section 7.7 shall be continued in respect of such claim until the final disposition thereof.

(c) On the Closing Date, PubCo and SPAC shall enter into customary indemnification agreements reasonably satisfactory to each of DoubleDragon and SPAC with the individuals set forth in Exhibit B, which indemnification agreements shall continue to be effective following the Closing.

(d)  Notwithstanding anything contained in this Agreement to the contrary, this Section 7.7 shall survive the SPAC Merger Effective Time indefinitely and shall be binding, jointly and severally, on all successors and assigns of the SPAC Surviving Sub. In the event that the SPAC Surviving Sub or any of its successors or assigns consolidates with or merges into another Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the SPAC Surviving Sub shall succeed to the obligations set forth in this Section 7.7.

7.8 Board of Directors of PubCo. Immediately after the SPAC Merger Effective Time, PubCo’s board of directors shall consist of directors and independent directors designated by DoubleDragon; provided, however, the composition of such board of directors shall comply with the requirements of SEC and Nasdaq.

7.9 Non-Compete Agreements. Each of the Principal Shareholders and SPAC shall enter into a non-compete, non-solicitation agreement with PubCo, which shall take into effect upon the Closing Date and be valid for two (2) years after the Closing Date, provided that (a) there shall be no restriction on any of SPAC’s Affiliates, directors, officers, shareholders or their respective Affiliates from completing a business combination with any other target, including target in the same industry or market, (b) there shall be no restrictions with respect to the Philippines and (c) any restrictions shall be limited to the ‘value segment’ of the hospitality market.

7.10  Reporting and Compliance with Laws. From the date hereof through the Closing Date, the SPAC, Acquisition Entities, the Company Group and the Principal Shareholders shall duly and timely file all Tax Returns required to be filed with the applicable Taxing Authorities, pay any and all Taxes required by any Taxing Authority and duly observe and conform in all material respects, to all applicable Laws and Orders.

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ARTICLE VIII
COVENANTS OF THE COMPANY GROUP AND PRINCIPAL SHAREHOLDERS

8.1 Annual and Interim Financial Statements. From the date hereof through the Closing Date, within forty-five (45) days following the end of each three-month quarterly period, the Company Group shall deliver to SPAC, for the first three quarters of the year, unaudited consolidated financial statements, in each case accompanied by a certificate of the Chief Financial Officer of the Company Group to the effect that all such financial statements fairly present the financial position and results of operations of the Company Group as of the date or for the periods indicated, in accordance with GAAP or IFRS, subject to year-end audit adjustments and excluding footnotes.

8.2 Restructuring.

(a) Subject to the terms of this Agreement and applicable Law,

(i) DoubleDragon shall initiate the transfer of 216,000 common shares of Hotel of Asia, representing 40% of the share capital of Hotel of Asia (the “Transferred Hotel of Asia Shares”), to PubCo, by duly executing a Deed of Sale for the sale of the Transferred Hotel of Asia Shares and submission of all required filing documents with the relevant governmental authorities, by no later than the first filing of the Proxy Statement and Registration Statement with the SEC efforts to complete the Share Transfer thereafter;

(ii) DoubleDragon shall complete the Share Transfer, including the completion of all required filings and registrations with the applicable Authority, by no later than three (3) months of the first filing of the Proxy Statement and the Registration Statement with the SEC;

(iii) DDPC and Hotel101 Global shall complete the Property Transfer, including the completion of all required filings and registrations with the applicable Authority, by no later than the Closing Date,

(b) As consideration for the Share Transfer, PubCo shall issue to DoubleDragon the Transfer Payment Shares, by no later than the Closing Date.

(c) Prior to consummating the Share Transfer, the Principal Shareholders shall furnish draft documents and Contracts for the Share Transfer to SPAC for reasonable review and comments. DoubleDragon shall provide SPAC with periodic updates on the status of the Share Transfer after the completion of any material step thereto and any relevant documentation evidencing the completion of such material step.

8.3 Required Company Approvals. Each of the Company Group and the Principal Shareholders shall duly and promptly obtain all corporate governance approvals required to perform this Agreement and any Additional Agreement to which it is a party, including the Hotel101 Global Shareholder Approval, DDPC Shareholder Approval prior to the Closing.

8.4 Key Employees of the Company Parties. The Company Parties and the Principal Shareholders shall use commercially reasonable efforts to procure each Key Personnel to execute employment agreements, including a term of at least three (3) years of services from the Closing Date, and customary non-disclosure, non-solicitation, non-compete and assignment of inventions provisions and other customary restrictive covenant provisions, in each case effective as of the Closing, between each such Key Personnel and PubCo or a Subsidiary of PubCo, as applicable (the “Employment Agreements”). The Company Group shall be entitled to update the list of Key Employees prior to the Closing; provided that any such update shall be subject to the SPAC’s prior written consent (which consent shall not be unreasonably withheld).

8.5 Rights of PubCo as Minority Shareholder. The Company Parties and the Principal Shareholders hereby agree that, following the Closing, PubCo shall be granted certain rights and privileges as a minority shareholder of Hotel of Asia as set out in Schedule B so long as it holds any Share of Hotel of Asia (and its successors and assignees).

8.6 Financial Statements.

(a) The Company Parties shall have prepared and delivered to SPAC (i) by April 30, 2024, (A) the audited consolidated IFRS financial statements of each of Hotel101 Global and Hotel of Asia for the years ended December 31, 2023 and 2022 and (B) the unaudited pro forma condensed combined financial information of Hotel101 Global, Hotel of Asia and SPAC (provided that the SPAC financials have been prepared) in connection with the filing of the Proxy Statement and Registration Statement, provided that the Company Parties shall receive an extension

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of 15 days in connection with the requirements for the financial statements of Hotel101 Global and the pro forma financial information under this paragraph (i) and shall be deemed to have not violated this provision until the expiry of such extension period; and (ii) by September 30, 2024, the reviewed consolidated IFRS financial statements of each of Hotel101 Global and Hotel of Asia for the six-month period ended June 30, 2024.

(b) The above required financial statements will be complete and accurate and will fairly present, in all material respects, in conformity with IFRS applied on a consistent basis, the financial position of the Company Group or the relevant Company Party, as the case may be, as of the dates thereof and the results of operations of the Company Group or the relevant Company Party, as the case may be, for the periods reflected therein. The financial statements (i) will prepared from the Books and Records of the Company Group; (ii) will be prepared on an accrual basis in accordance with its applicable accounting standards consistently applied; (iii) will contain and reflect all necessary adjustments and accruals for a fair presentation of the financial condition of the Company Group or the relevant Company Party, as the case may be, in all material respects as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) will contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company Group or the relevant Company Party, as the case may be, with respect to the periods then ended.

(c) Except as to be accrued, reflected, disclosed or reserved against on the aforementioned financial statements and for liabilities and obligations of a similar nature and in similar amounts to be incurred in the ordinary course of business since the relevant balance sheet dates, there will be no material Liabilities, Indebtedness, debts or obligations of any nature (whether accrued, absolute, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise), or any material “off-balance sheet arrangements” relating to each Company Party and or its respective Subsidiaries that would be required by IFRS to be accrued, reflected, disclosed, or reserved on such financial statements. All material debts and Liabilities, fixed or contingent, which should be included under IFRS on such financial statements will be included therein during the relevant financial periods.

8.7 Key Executive Shares. On or prior to the Closing Date, PubCo shall issue to each Key Executive described in Schedule A-2 such number of Key Executive Shares opposite such Person’s name on Schedule A-2, provided that ‘Others’ shall refer to one or more persons to be determined by the board of directors of DoubleDragon in its sole discretion. The Key Executive Shares shall be subject to a 18-month vesting (“Vesting Period”) and may be cancelled by PubCo if a Key Executive leaves PubCo prior to expiry of the Vesting Period.

ARTICLE IX
COVENANTS OF ALL PARTIES HERETO

The Parties covenant and agree that:

9.1 Commercially Reasonable Efforts; Further Assurances Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and cooperate as reasonably requested by the other Parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement. The Parties shall execute and deliver such other documents, certificates, agreements and other writings, including executed subscription agreements in form and substance mutually agreed by SPAC and DoubleDragon, and take such other actions as may be necessary or reasonably desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.

9.2 Tax Matters.

(a)  PubCo shall retain (or cause the Company Group to retain) all Books and Records with respect to Tax matters of the Company Group for at least seven (7) years following the Closing Date and to abide by all record retention agreements entered into by or with respect to the Company Group with any Taxing Authority.

(b) In the event that the SEC requests or requires a tax opinion regarding any aspect of the tax consequences of the SPAC Merger (or transactions related thereto), each party shall use commercially reasonable efforts to execute and deliver customary tax representation letters to each other party’s tax advisors for the purpose of issuing such opinions. If the SEC requests or requires any opinion on the tax consequences of the Company Amalgamation or the SPAC Merger (or transactions related thereto) or other tax consequences to the SPAC or the SPAC Shareholders, SPAC shall use reasonable best efforts to cause such opinion (as so required or requested) to be provided by its tax advisor. If the SEC requests or requires any opinion on the tax consequences of the Company

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Amalgamation or the Company Amalgamation (or transactions related thereto) or other tax consequences to any Company Party or shareholder of a Company Party, the relevant Company Party shall use commercially reasonable efforts to cause such opinion (as so required or requested) to be provided by its tax advisor. For the avoidance of doubt, a tax opinion regarding the tax consequences of the Company Amalgamation or the SPAC Merger (or transactions related thereto) is not a condition to closing.

9.3 Settlement of the SPAC’s Liabilities. Subject to Section 13.5, immediately upon the Closing, all outstanding liabilities of the SPAC shall be settled and paid in full and reimbursement of out-of-pocket expenses reasonably incurred by SPAC’s or SPAC’s officers, directors, or any of their respective Affiliates, in connection with identifying, investigating and consummating a business combination, up to US$ 4.5 million, all of which has been incurred since February 12, 2024.

9.4 Compliance with SPAC Agreements. The Company Group and SPAC shall comply with each of the applicable agreements entered into in connection with the IPO, including that certain registration rights agreement, dated as of January 18, 2024 by and between SPAC and the investors named therein.

9.5 Confidentiality. Except as necessary to complete the Proxy Statement and Registration Statement, the Company Group and Acquisition Entities, on the one hand, and the SPAC, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information. The Parties acknowledge that some previously confidential information will be required to be disclosed in the Proxy Statement.

9.6 PIPE Investment. The Parties shall, and shall cause their respective Affiliates to, use commercially reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable (a) to obtain executed subscription agreements, which shall have terms, and be in a form, mutually agreed by both SPAC and DoubleDragon, from investors mutually selected by SPAC and DoubleDragon (the “PIPE Investors”) pursuant to which the PIPE Investors commit to make private investments in public equity at the Closing in an amount to be mutually agreed by the Parties (the “PIPE Financing”), and (b) to consummate the PIPE Financing substantially concurrently with the Closing. From the date hereof until the Closing Date, SPAC and DoubleDragon shall, and shall request their respective financial advisors and legal counsel to, keep each other and their respective financial advisors and legal counsel reasonably informed with respect to the PIPE Financing.

9.7 Company Amalgamation.

(a) Prior to the Closing, each of Hotel101 Global and Merger Sub 1 shall take all such actions as are reasonably necessary so that the Company Amalgamation shall be consummated in accordance with the terms and subject to the conditions set forth in this Agreement. Without limiting the generality of the foregoing:

(i) as soon as practicable following the execution of this Agreement, Hotel101 Global and Merger Sub 1 shall begin drafting (or cause its auditors to begin drafting) directors’ declarations, statements of material interests of directors, solvency statements, accompanying auditors’ reports and such other information relating to the Company Amalgamation as is or may be required under the Singapore Companies Act, in each case with respect to the Company Amalgamation (the “Other Amalgamation Documents” and together with the Amalgamation Proposal, the “Amalgamation Documents”);

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(ii) as soon as practicable following the execution of this Agreement, each of Hotel101 Global and Merger Sub 1 shall contact and engage with its secured creditors (if any) and such other creditors of the Hotel101 Global and/or Merger Sub 1 as may be agreed between SPAC and DoubleDragon and obtain the written consent of such creditors to the Company Amalgamation and the Transactions on terms satisfactory to SPAC and DoubleDragon, both acting reasonably;

(iii) as soon as practicable each of Hotel101 Global and Merger Sub 1 shall:

(A) exercise their powers to cause the boards of directors of each of Hotel101 Global and Merger Sub 1, respectively, to approve the Company Amalgamation and make solvency statements and/or declarations in respect of Hotel101 Global and/or Merger Sub 1 (as the case may be);

(B) dispatch the Amalgamation Documents to its shareholders in accordance with the Singapore Companies Act;

(C) dispatch the notice of Amalgamation Proposal to its secured creditors (if any) in accordance with the Singapore Companies Act and such other creditors of Hotel101 Global and/or Merger Sub 1 as may be agreed between SPAC and DoubleDragon; and

(D) cause the notice of Amalgamation Proposal to be published in one daily English-language newspaper of general circulation in Singapore in accordance with the Singapore Companies Act;

(iv) as soon as practicable following receipt of the Hotel101 Global Shareholder Approval and the approval of the sole member of Merger Sub 1, each of Hotel101 Global and Merger Sub 1 shall take all steps necessary to secure the pre-clearance of the Company Amalgamation by ACRA and obtain such pre-clearance from ACRA prior to the Closing Date;

(v) by no later than 9:00 a.m. Singapore time on the Closing Date, Hotel101 Global shall pay the fee prescribed by ACRA to effect the Company Amalgamation and lodge with ACRA the prescribed form relating to the Company Amalgamation, the Amalgamation Proposal, the required directors’ declarations, the required solvency statements, the required declaration of the directors of each of Hotel101 Global and Merger Sub 1 that the Company Amalgamation has been approved by the shareholders of Hotel101 Global and Merger Sub 1, respectively, the required declarations regarding no prejudice to creditors, and the constitution of Company Surviving Sub, in each case relating to the Company Amalgamation and in accordance with the Singapore Companies Act.

(b) Hotel101 Global and Merger Sub 1 shall, and Hotel101 Global shall cause each of the Hotel101 Global’s Subsidiaries to, (i) cause the Amalgamation Documents when delivered to shareholders, secured creditors or such other creditors as may be agreed between SPAC and DoubleDragon or lodged with ACRA, to comply with all Laws applicable thereto (including the Singapore Companies Act) and rules and regulations promulgated by ACRA, and (ii) cause the Company Amalgamation to be declared effective under the Singapore Companies Act as promptly as practicable.

(c) Any filing of, or amendment or supplement to the Amalgamation Documents will be mutually prepared and agreed upon by Hotel101 Global and Merger Sub 1. Each of Hotel101 Global and Merger Sub 1 will advise PubCo and SPAC, promptly after receiving notice thereof, of the time when the Company Amalgamation has become effective under the Singapore Companies Act or of any request by the ACRA for amendment of the Amalgamation Documents or comments thereon and responses thereto or requests by ACRA for additional information and responses thereto, and shall provide PubCo and SPAC a reasonable opportunity to provide comments and amendments to any such filing. PubCo, Hotel101 Global and Merger Sub 1 shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of ACRA or its staff with respect to the Amalgamation Documents and any amendment to the Amalgamation Documents filed in response thereto.

(d) Each of PubCo, Hotel101 Global and Merger Sub 1 shall ensure that all of the information supplied by it or on its behalf for inclusion or incorporation by reference in the Amalgamation Documents will, at the time the Amalgamation Documents are (i) sent to shareholders, secured creditors and such other creditors as may be agreed between SPAC and DoubleDragon, of Hotel101 Global or Merger Sub 1, as applicable or (ii) lodged with ACRA, be true, accurate and not misleading in all material respects.

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(e) If at any time prior to or after the Company Amalgamation Effective Time Hotel101 Global, PubCo or Merger Sub 1 becomes aware that any information relating to Hotel101 Global, PubCo, Merger Sub 1 or any of their respective Subsidiaries, Affiliates, directors or officers set forth in the Amalgamation Documents is required to be amended, so that the Amalgamation Documents would not fail to be true, accurate or not misleading in all material respects, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing and/or correcting such information shall be promptly lodged with ACRA and, to the extent required by the Singapore Companies Act, disseminated to the shareholders and secured creditors of Hotel101 Global and Merger Sub 1.

(f) If at any time prior to the Company Amalgamation Effective Time Hotel101 Global, PubCo or Merger Sub 1 becomes aware that any member or creditor of Hotel101 Global or Merger Sub 1 or any other person to whom Hotel101 Global or Merger Sub 1 is under an obligation, intends to object or has objected to the Amalgamation Proposal (or the notification of publication thereof) (each, an “Amalgamation Objection”), (i) Hotel101 Global, PubCo and Merger Sub 1 shall discuss in good faith how to address any such Amalgamation Objection and Hotel101 Global shall, and shall cause its Subsidiaries to, deal with such Amalgamation Objection (whether by paying or discharging obligations to the applicable creditors or otherwise) so that no member or creditor of Hotel101 Global or Merger Sub 1 or other person to whom Hotel101 Global or Merger Sub 1 is under an obligation, is able to delay the Company Amalgamation or cause the Company Amalgamation not to be consummated pursuant to the Amalgamation Proposal and (ii) neither Hotel101 Global nor Merger Sub 1 shall agree to any material settlement or accommodation in respect of any Amalgamation Objection without the prior written consent of SPAC (not to be unreasonably withheld, conditioned or delayed).

ARTICLE X
CONDITIONS TO CLOSING

10.1 Condition to the Obligations of the Parties. The obligations of all of the Parties to consummate the Closing are subject to the satisfaction of all the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such Parties:

(a) There shall not be in force any applicable Law or Order enjoining, prohibiting, making illegal or preventing the consummation of the Closing, whether temporary, preliminary or permanent, which is then in effect or is pending or threatened.

(b) The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no Action seeking such stop order shall have been threatened or initiated by the SEC and not withdrawn.

(c) The PubCo Ordinary Shares to be issued in connection with the Closing shall be conditionally approved for listing upon the Closing on Nasdaq, subject only to official notice of issuance thereof.

(d) The approval of the SPAC Shareholder Approval Matters shall have been duly obtained in accordance with the Laws of the British Virgin Islands, SPAC’s Organizational Documents and the rules and regulations of Nasdaq (the “Required SPAC Shareholder Approval”).

(e) There shall have not been any Material Adverse Effect in the business, customer relationships, operations, financial condition, regulatory environment or prospects of the Company Group.

10.2 Additional Conditions to Obligations of SPAC. The obligations of the SPAC to consummate the Closing are subject to the satisfaction of all the following additional conditions, any one or more of which may be waived in writing by SPAC:

(a)  The Company Group, Principal Shareholders and Acquisition Entities shall have duly performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects; provided, that for the purposes of this Section 10.2(a), a covenant of the Company Group, a Principal Shareholder or any Acquisition Entity shall only be deemed to have not been performed if such Party (as the case may be) has breached such covenant and failed to cure, if curable, within 30 days after receipt by the Principal Shareholders or such Acquisition Entity (as the case may be) from SPAC notice of such breach.

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(b) The SPAC has completed financial due diligence investigations over the Company Group, and the due diligence results are fully satisfactory to the SPAC; provided that (i) the Company Group shall provide substantially all of the financial due diligence information, materials and documents requested by SPAC on or prior to May 31, 2024, (iii) SPAC shall raise any further material requests by June 15, 2024 and the Company Group shall promptly respond to SPAC’s further requests, if any, in reasonable details, and (iii) SPAC shall be deemed to have completed and be fully satisfied with such investigations if it does not raise any objection within 30 days upon the provision by the Company Group of all financial due diligence information, materials and documents reasonably requested by SPAC.

(c) The Property Transfer shall have been consummated and applicable certificates filed in the appropriate jurisdictions.

(d) (i) The Company Amalgamation shall have been pre-cleared by ACRA and reasonable proof of such pre-clearance shall have been delivered the SPAC; and (ii) no Amalgamation Objection shall have been raised, or any such Amalgamation Objection which has been raised shall have been addressed such that no member or creditor of Hotel101 Global or Merger Sub 1 or other person to whom Hotel101 Global or Merger Sub 1 is under an obligation, shall have the ability to delay the Company Amalgamation or cause the Company Amalgamation not to be consummated pursuant to the Amalgamation Proposal.

(e) The Share Transfer shall have been completed, including the completion of all required filings and registrations with the applicable Authority.

(f) (i) Each of the representations and warranties of the Company Parties and Principal Shareholders contained in Article IV shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a material adverse effect on the ability of any of the Company Group and Principal Shareholders to consummate the transactions contemplated hereby; and (ii) each of the representations and warranties of the Acquisition Entities contained in Article VI shall be true and correct (without giving any effect to any limitation as to “materiality” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a material adverse effect on the ability of any Acquisition Entity to consummate the transactions contemplated hereby.

(g) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect.

(h) The SPAC shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of each Company Party, and a certificate signed by the sole director or an authorized signatory of PubCo, dated of the Closing Date, certifying that the conditions set forth in this Section 10.2 have been fulfilled.

(i) The SPAC shall have received duly executed opinions from the PubCo’s British Virgin Islands and Cayman Islands counsel, Appleby, Singapore counsel, Allen & Gledhill LLP and Philippines Counsel, Romulo Mabanta Buenaventura Sayoc and de los Angeles Law, in form and substance reasonably satisfactory to the SPAC, addressed to the SPAC and dated as of the Closing Date.

(j) The SPAC shall have received a copy of each of the Additional Agreements duly executed by all parties thereto (other than the SPAC) and such Additional Agreement shall be in full force and effect.

(k) Excluding deferred underwriting fees and commissions and any fees and expenses incurred in connection with the negotiation, preparation and execution of this Agreement and the performance of the transactions contemplated thereby, the total outstanding liabilities of SPAC shall not exceed US$4,500,000.

(l) The PubCo or a relevant Subsidiary of PubCo shall have entered into the Employment Agreements with each Key Personnel to the reasonable satisfaction of SPAC, with a copy of each such agreement has been delivered to SPAC.

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10.3 Additional Conditions to Obligations of the Company Parties. The obligations of the Company Parties, the Principal Shareholders and DoubleDragon to consummate the Closing are subject to the satisfaction of all of the following additional conditions, any one or more of which may be waived in writing by DoubleDragon:

(a) SPAC shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) Each of the representations and warranties of SPAC contained in Article V shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a SPAC Material Adverse Effect.

(c) DoubleDragon shall have received a certificate signed by an authorized officer of SPAC to the effect set forth in clauses (a) and (b) of this Section 10.3.

(d) SPAC shall have executed and delivered to DoubleDragon each Additional Agreement to which it is a party.

(e) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a SPAC Material Adverse Effect.

10.4 Frustration of Conditions. None of the SPAC or the Principal Shareholders may rely on the failure of any condition set forth in this Article X to be satisfied if such failure was caused by such Party’s failure to act in good faith to comply with this Agreement and consummate the transactions contemplated hereby.

ARTICLE XI
DISPUTE RESOLUTION

11.1 Jurisdiction.

(a) Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the City of New York, Borough of Manhattan, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court.

(b) Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.1.

11.2 Waiver of Jury Trial; No Exemplary Damages.

(a) THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION OF ANY KIND OR NATURE, IN ANY COURT IN WHICH AN ACTION MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT OF ANY KIND OR NATURE. NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT.

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(b) Each of the parties to this Agreement acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective Party and that such Party has discussed the legal consequences and import of this waiver with legal counsel. Each of the Parties further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

ARTICLE XII
TERMINATION

12.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual consent of DoubleDragon and SPAC;

(b) by either SPAC or DoubleDragon if the consummation of the Closing is permanently enjoined or prohibited by a final, non-appealable Order;

(c) by either DoubleDragon or SPAC if the Required SPAC Shareholder Approval shall have not been obtained at the SPAC Special Meeting or at any adjournment thereof, in each case, at which a vote on the approval of the SPAC Shareholder Approval Matters was taken;

(d) by SPAC if the relevant shareholder approvals required for each of the Company Group and Principal Shareholders to consummate the Transactions contemplated hereunder, including the Hotel101 Global Shareholder Approval and DDPC Shareholder Approval, shall not have been obtained within 25 days after the effectiveness date of the Registration Statement (“Effectiveness Date”);

(e) by SPAC if, within 30 days upon the provision by the Company Group of all financial due diligence information, materials and documents requested by SPAC, it is not satisfied with the Company Group’s financial due diligence results as set out in Section 10.2(b);

(f) by SPAC if any Company Party, Principal Shareholder or Acquisition Entity shall have materially breached any of its representations, warranties, agreements or covenants contained herein or in any Additional Agreement such that the conditions set forth in Section 10.1 or Section 10.2 would not be satisfied and, such breach is not curable or, if curable, is not cured prior to 30 days following receipt by the applicable Company Party, Principal Shareholder or Acquisition Entity of a written notice describing in reasonable detail the nature of such breach; provided that SPAC shall not have the right to terminate this Agreement pursuant to this Section 12.1(f) if SPAC is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause a condition set forth in Section 10.1 or Section 10.3 not to be satisfied;

(g) by SPAC if any of the Company Parties fails to prepare and deliver the financial statements required under Section 8.6 in accordance with the schedule contained therein, including any applicable extension thereof (for the avoidance of any doubt, the failure to prepare or deliver any of such financial statements within the required time periods (including a 15-day extension period provided under Section 8.6(a)(i)) shall constitute a material breach of the Company Parties and Principal Shareholders, and in no event will the 30-day cure period set forth in Section 12.1(f) apply to Section 8.6(a) or this Section 12.1(g));

(h) by SPAC if, after the SEC allows the Registration Statement to be declared effective, the SPAC fails to obtain the Nasdaq approval prior to the earlier of (i) 60 days after the date when the SEC allows the Registration Statement to be declared effective and (ii) January 23, 2025, and such failure to obtain Nasdaq approval is primarily due to the listing of DoubleDragon on the Philippine Stock Exchange, Inc.;

(i) by DoubleDragon if the SPAC shall have materially breached any of its covenants, agreements, representations, and warranties contained herein or in any Additional Agreement such that the conditions set forth in Section 10.1 or Section 10.3 would not be satisfied and, such breach is not curable or, if curable, is not cured prior to 30 days following receipt by SPAC of a written notice describing in reasonable detail the nature of such breach; provided that DoubleDragon shall not have the right to terminate this Agreement pursuant to this Section 12.1(i) if any of the

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Principal Shareholders and the Company Parties is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause a condition set forth in Section 10.1 or Section 10.2 not to be satisfied;

(j) by DoubleDragon in its sole discretion at any time, without the occurrence of any event set out in Section 12.1(a) to (c) or (i); or

(k) by SPAC in its sole discretion at any time, without the occurrence of any event set out in Section 12.1(a) to (h).

12.2 Effect of Termination. In the event of the valid termination of this Agreement pursuant to Section 12.1, written notice thereof shall be given to the other Parties, specifying the provision of this Agreement pursuant to which such termination is made and this Agreement shall forthwith become void and there shall be no liability or obligation under this Agreement on the part of any Party, except the provisions of Section 9.5 (Confidentiality), Article XI, this Section 12.2, Section 12.3 and, if applicable, Section 12.4 or Section 12.5, as the case may be, shall survive such valid termination in accordance with its terms and conditions.

12.3 Survival of Representations, Warranties and Covenants. All representations, warranties and covenants of the Company Parties and the Principal Shareholders contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive the Closing for a period of six (6) years after the Closing Date; provided that (a) the representations and warranties set forth in Sections 4.1 (Corporate Existence and Power), 4.2 (Authorization), 4.3 (Governmental Authorization), 4.4 (Non-Contravention), and 4.5 (Capital Structure of Company Group and Principal Shareholders) shall survive the Closing indefinitely, and (b) the representations and warranties set forth in Sections 4.17 (Intellectual Property), 4.20 (Employment Matters), 4.21 (Real Property), 4.22 (Tax Matters) and 4.23 (Environmental Laws) shall survive for the applicable statute of limitations. Any claim based upon a Fraud Claim will survive indefinitely.

12.4 Termination Fee. In the event that this Agreement is terminated by DoubleDragon pursuant to Section 12.1(j) or by SPAC pursuant to Sections 12.1(f) or 12.1(g), then, upon written notice from DoubleDragon to SPAC in the event of Section 12.1(j), or upon written notice from SPAC to DoubleDragon in the event of Section 12.1(f) or 12.1(g), DoubleDragon will pay SPAC (or its designees) an amount equal to US$1,000,000 (the “Termination Fee”). In addition, if the SPAC terminates this Agreement pursuant to Section 12.1(h), then upon written notice from SPAC to DoubleDragon, DoubleDragon shall pay SPAC (or its designees) an amount equal to US$2,000,000 (the “Premium Termination Fee”). Each of the Parties acknowledges and agrees that (a) the agreements contained in this Section 12.4 are an integral part of the this Agreement and the transactions contemplated hereby and (b) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement and payment in full of the Termination Fee or Premium Termination Fee, as the case may be, pursuant to this Section 12.4, the right to such payment constitutes a reasonable estimate of the losses that will be suffered by reason of any such termination of this Agreement and constitutes liquidated damages (and not a penalty).

12.5 Reverse Termination Fee. In the event that this Agreement is terminated by SPAC pursuant to Section 12.1(k) or by DoubleDragon pursuant to Section 12.1(i), then, upon written notice from SPAC to DoubleDragon in the event of Section 12.1(k) or upon written notice from DoubleDragon to SPAC in the event of Section 12.1(i), SPAC will pay DoubleDragon (or its designees) an amount equal to US$1,000,000 (the “Reverse Termination Fee”). Each of the parties hereto acknowledges and agrees that (a) the agreements contained in this Section 12.5 are an integral part of the this Agreement and the transactions contemplated hereby and (b) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement and payment in full of the Reverse Termination Fee pursuant to this Section 12.5, the right to such payment constitutes a reasonable estimate of the losses that will be suffered by reason of any such termination of this Agreement and constitutes liquidated damages (and not a penalty).

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ARTICLE XIII
MISCELLANEOUS

13.1 Notices. Any notice under this Agreement shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 5:00PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 5:00PM on a Business Day, addressee’s day and time, and otherwise on the first Business Day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective Parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a Party shall specify to the others in accordance with these notice provisions:

if to the DoubleDragon (following the Closing), to:

Hotel101 Global Pte. Ltd.
20 Cecil Street #04-03, PLUS Building, Singapore 049705
Attn: Marriana H. Yulo
Email: mhy@hotel101global.com

with a copy (which shall not constitute notice) to:

Milbank (Hong Kong) LLP
30/F Alexandra House
18 Chater Road
Hong Kong
Attn: James Grandolfo
Email: jgrandolfo@milbank.com

if to any Acquisition Entity, to:

Hotel101 Global Pte. Ltd.
20 Cecil Street #04-03, PLUS Building, Singapore 049705
Attn: Marriana H. Yulo
Email: mhy@hotel101global.com

with a copy (which shall not constitute notice) to:

Milbank (Hong Kong) LLP
30/F Alexandra House
18 Chater Road
Hong Kong
Attn: James Grandolfo
Email: jgrandolfo@milbank.com

if to the SPAC, to:

JVSPAC Acquisition Corp.
G/F Hang Tak Building
Electric Street
Wan Chai
Hong Kong
Attn: Serena Shie
Email: serena@firsteuro.co

with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attn: Giovanni Caruso
Email: gcaruso@loeb.com

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13.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by the SPAC (prior to the SPAC Merger Effective Time), the Company Parties and the Principal Shareholders, and cannot be terminated orally or by course of conduct. No provision of this Agreement can be waived, except by a writing signed by the Party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any Party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a Party waives or otherwise affects any obligation of that party or impairs any right of the Party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved Party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided in this Agreement, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d) Notwithstanding anything else contained herein, neither shall any Party seek, nor shall any Party be liable for, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith; provided that the foregoing shall not apply in case of fraud, gross negligence, willful default or willful neglect.

13.3 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship among the Parties, and no such relationship otherwise exists. No presumption in favor of or against any Party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

13.4 Publicity. Except as required by law and except with respect to the SPAC SEC Documents, the Parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other Party hereto. If a Party is required to make such a disclosure as required by law, the Parties will use their best efforts to cause a mutually agreeable release or public disclosure to be issued.

13.5 Expenses. Each Party shall bear its own upfront costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby; provided that, (x) any printing fees and filing fees and printing payable with respect to any regulatory or governmental filings relating to the transactions contemplated by this Agreement, whether or not such transactions shall be consummated, shall be paid by the Company Parties and (y) the transaction expenses incurred by SPAC in connection with the negotiation, preparation and execution of this Agreement and the performance of the transactions contemplated thereby, including fees and expenses of counsel, accountants, advisors and consultants of SPAC (excluding deferred underwriting fees and commissions, Taxes and filing fees payable to obtain required regulatory approvals) shall be borne by the surviving company shall not exceed US$4,500,000 without DoubleDragon’s prior consent (such consent not to be unreasonably withheld). SPAC shall provide DoubleDragon with written notice (which delivery shall be made via email), on a quarterly basis from the date hereof until the consummation of the Transactions or termination of this Agreement, of its reasonable estimates of the costs and expenses incurred as of such date by SPAC.

13.6 No Assignment or Delegation. No Party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other Party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

13.7 Governing Law. This Agreement shall be construed in accordance with and governed by the Laws of the State of New York, without giving effect to the conflict of laws principles thereof.

Annex A-1-51

13.8 Counterparts. This Agreement may be executed and delivered (including by e-mail of PDF or scanned versions or facsimile transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

13.9 Entire Agreement. This Agreement together with the Additional Agreements, including any exhibits and schedules attached hereto or thereto, sets forth the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Additional Agreement, including any exhibits and schedules attached hereto or thereto, may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof. No Party has relied on any representation from, or warranty or agreement of, any Person in entering into this Agreement, prior hereto or contemporaneous herewith or any Additional Agreement, except those expressly stated herein or therein.

13.10 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

13.11 Construction of Certain Terms and References; Captions. In this Agreement:

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.

(c) Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company Group.

(d) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time; provided that with respect to any Contract listed in the Company Disclosure Schedule, all such amendments, modifications or supplements must also be listed in the Company Disclosure Schedule. Any reference to a numbered schedule means the same-numbered section of the disclosure schedule.

(e)  If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(f) Captions are not a part of this Agreement, but are included for convenience, only.

(g) For the avoidance of any doubt, and without prejudice of any other provision under this Agreement all references in this Agreement to “the knowledge of the Company Group” or similar terms shall be deemed to include the actual or constructive (e.g., implied by Law) knowledge of the Key Personnel and any other directors or officers of any member of the Company Group.

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13.12 Further Assurances. Each Party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such Party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

13.13 Third Party Beneficiaries. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the SPAC (and their respective successors, heirs and representatives) and each of their respective Affiliates are intended third-party beneficiaries of, and may enforce, Section 7.7(a) and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of any Party, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 13.16 and Section 13.17.

13.14 Non-survival of Representations, Warranties and Covenants. The representations, warranties, covenants, obligations or other agreements in this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall not survive the Closing Date and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing Date in respect thereof), except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants and agreements shall survive the Closing and continue until fully performed in accordance with their terms). Nothing in this Section 13.1 shall be construed to modify or otherwise affect the provisions of Section 7.7 and Section 13.15.

13.15 Waiver. Reference is made to the final IPO prospectus of the SPAC, dated January 18, 2024 (the “Prospectus”). The Company Group and the Principal Shareholder have read the Prospectus and understand that the SPAC has established the Trust Account for the benefit of the public shareholders of the SPAC and the underwriters of the IPO pursuant to the Investment Management Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, the SPAC may disburse monies from the Trust Account only for the purposes set forth in the Investment Management Trust Agreement. For and in consideration of the SPAC agreeing to enter into this Agreement, the Company Group and the Principal Shareholder hereby agrees that it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agrees that it will not seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations or Contracts with the SPAC.

13.16 Enforcement. The Parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement or any Additional Agreements were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any Party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and each Party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

13.17 Non-Recourse. This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named Party and no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Parties of or for any Action based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 13.17, nothing in this Section 13.17 shall limit any Party’s remedies in the event of fraud.

[The remainder of this page intentionally left blank; signature pages to follow]

Annex A-1-53

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

SPAC:
JVSPAC Acquisition Corp.
By:	/s/ Albert Wong
Name:	Albert Wong
Title:	Director

Signature Page to Merger Agreement

Annex A-1-54

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

PubCo:
Hotel101 Global Holdings Corp.
By:	/s/ Marriana Henares YULO
Name:	Marriana Henares YULO
Title:	Director

Signature Page to Merger Agreement

Annex A-1-55

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

Merger Sub 1:
HGHC 4 Pte. Ltd.
By:	/s/ Marriana Henares YULO
Name:	Marriana Henares YULO
Title:	Director

Signature Page to Merger Agreement

Annex A-1-56

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

Merger Sub 2:
HGHC 3 Corp.
By:	/s/ Marriana Henares YULO
Name:	Marriana Henares YULO
Title:	Director

Signature Page to Merger Agreement

Annex A-1-57

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

Company Parties:
Hotel101 Global Pte. Ltd.
By:	/s/ Marriana Henares YULO
Name:	Marriana Henares YULO
Title:	Director

Signature Page to Merger Agreement

Annex A-1-58

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

Hotel of Asia, Inc.
By:	/s/ Ferdinand J. Sia
Name:	Ferdinand J. Sia
Title:	President

Signature Page to Merger Agreement

Annex A-1-59

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

Principal Shareholders:
DoubleDragon Corporation
By:	/s/ Edgar J. SIA II
Name:	Edgar J. SIA II
Title:	Director

Signature Page to Merger Agreement

Annex A-1-60

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

DDPC Worldwide Pte Ltd.
By:	/s/ Marriana Henares YULO
Name:	Marriana Henares YULO
Title:	Director

Signature Page to Merger Agreement

Annex A-1-61

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

Hotel101 Worldwide Private Limited
By:	/s/ Marriana Henares YULO
Name:	Marriana Henares YULO
Title:	Director

Signature Page to Merger Agreement

Annex A-1-62

Schedule A-1

Closing Payment Shares

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Schedule A-2

Allocation of Key Executive Shares

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Schedule A-3

Transfer Payment Shares

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Schedule B

PubCo Minority Shareholder Rights

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Schedule C

Company Disclosure Schedule

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Exhibit A

Form of Plan of Merger

PLAN OF MERGER

THIS PLAN OF MERGER is made on _________________ between:

(1)         HGHC 3 Corp., a company incorporated in the British Virgin Islands, with company number 2143914, whose registered office is at Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands (the Merging Company); and

(2)         JVSPAC Acquisition Corp., a company incorporated in the British Virgin Islands, with company number 2060649, whose registered office is at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands (the Surviving Company or the SPAC).

BACKGROUND

(A)        Hotel101 Global Pte Ltd., Hotel of Asia, Inc., DoubleDragon Corporation, DDPC Worldwide Pte. Ltd., Hotel101 Worldwide Private Limited, the SPAC, Hotel101 Global Holdings Corp., HGHC 4 Pte. Ltd. and the Merging Company have entered into an agreement and plan of merger dated 8 April 2024 (the Merger Agreement), pursuant to which, among other things, the Merging Company will merge with and into the Surviving Company, with the Surviving Company being the surviving company in accordance with the terms and conditions set forth therein.

(B)         The parties to this Plan of Merger wish to merge in accordance with the Act.

(C)         This Plan of Merger is the plan of merger for the Merger for the purposes of the Act.

(D)        Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Merger Agreement.

IT IS AGREED as follows.

1.           In this Plan of Merger:

(a)         Act means the BVI Business Companies Act 2004, as amended;

(b)         Articles of Merger means the articles of merger for the Merger executed by the Merging Company and the SPAC, in accordance with the requirements of the Act;

(c)         BVI Registrar means the registrar of corporate affairs of the British Virgin Islands appointed under the Act;

(d)         Effective Time means such time on the date subsequent thereto, not exceeding 30 days which is mutually agreed between the Merging Company and the SPAC and specified in the Articles of Merger;

(e)         Merger means the merger between the Merging Company and the SPAC pursuant to this Plan of Merger, with the SPAC being the surviving company;

(f)          SPAC Class A Ordinary Shares means the class A ordinary shares with no par value of the SPAC;

(g)         SPAC Class B Ordinary Shares means the class B ordinary shares with no par value of the SPAC;

(h)         SPAC Ordinary Shares means the SPAC Class A Ordinary Shares and the SPAC Class B Ordinary Shares; and

(i)          definitions in the Act apply in this Plan of Merger unless the context requires otherwise.

2.           The Merging Company and the SPAC are the constituent companies.

Exhibit to Merger Agreement

Annex A-1-68

3.           The SPAC is the surviving company, which shall continue to be named “JVSPAC Acquisition Corp.”.

4.           The Merging Company is authorised to issue a maximum of 50,000 ordinary shares of a single class with a par value of US$1.00.

5.           The Merging Company has one ordinary share in issue, each of which is entitled to vote on the Merger as one class.

6.           The SPAC is authorised to issue a maximum of 111,000,000 shares with no par value divided into 100,000,000 class A ordinary shares, 10,000,000 class B ordinary shares and 1,000,000 preferred shares.

7.           The SPAC has [•] class A ordinary shares and [•] class B ordinary shares in issue, each of which are entitled to vote on the Merger. No preferred shares of the SPAC are issued and outstanding.

8.           The Merger will take place at the Effective Time.

9.           The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Merger Agreement. In particular, at the Effective Time, and in accordance with the terms and conditions of the Merger:

(a)          each SPAC Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the SPAC Dissenting Shares (as defined below)) shall automatically be cancelled and cease to exist in exchange for the right to receive, without interest, the applicable portion of the closing payment shares for such number of SPAC Ordinary Shares as specified in Schedule A of the Merger Agreement;

(b)         if there are any SPAC Ordinary Shares that are owned by the SPAC as treasury shares or any SPAC Ordinary Shares owned by any direct or indirect subsidiary of the SPAC immediately prior to the Effective Time, such SPAC Ordinary Shares shall be cancelled and shall cease to exist without any conversion thereof or payment or other consideration therefor;

(c)         each SPAC Ordinary Share (the SPAC Dissenting Shares) owned by SPAC shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to the Act (the SPAC Dissenting Shareholders) shall thereafter represent only the right to receive the applicable payments set forth in the Merger Agreement, unless and until such SPAC Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, dissent from the Merger pursuant to the Act with respect to any SPAC Dissenting Shares;

(d)         each share of the Merging Company that is issued and outstanding immediately prior to the Effective Time shall automatically convert into one share of the Surviving Company, which shall constitute the only outstanding share of the Surviving Company; and

(e)         the Surviving Company will automatically:

(i)          have vested in it all assets and business and all rights, privileges, immunities, powers, objects and purposes of each constituent company; and

(ii)         be liable for all claims against, debts, liabilities and obligations of, each constituent company.

10.         The current memorandum and articles of association of the SPAC shall remain as the memorandum and articles of association of the Surviving Company until such time as duly altered or amended.

11.         The directors of the Surviving Company shall be [•].

12.         Each party will execute any document of any kind, and do any other act or thing, that is reasonably necessary to give effect to the Merger.

13.         This Plan of Merger may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this Plan of Merger.

14.         The laws of the British Virgin Islands govern this Plan of Merger and its interpretation.

Exhibit to Merger Agreement

Annex A-1-69

Signatures

Merging Company

Signed for and on behalf of
HGHC 3 Corp.
By:
Name:
Title:	Director

Surviving Company

Signed for and on behalf of
JVSPAC Acquisition Corp.
By:
Name:
Title:	Director

Exhibit to Merger Agreement

Annex A-1-70

Exhibit B

Individuals Entitled to Indemnification Agreements

Annex A-1-71

Annex A-2

Execution Version

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of September 3, 2024, is entered into by and among(i) Hotel101 Global Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Global”), (ii) Hotel of Asia, Inc., a company with limited liability incorporated under the laws of the Philippines (“Hotel of Asia” and together with Hotel101 Global, the “Company Parties”), (iii) DoubleDragon Corporation, a company incorporated under the laws of the Philippines and listed on the Philippine Stock Exchange, Inc. (“DoubleDragon”), (iv) DDPC Worldwide Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of DoubleDragon (“DDPC”), (v) Hotel101 Worldwide Private Limited, a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Worldwide”, and together with DDPC, and DoubleDragon, the “Principal Shareholders”), (vi) JVSPAC Acquisition Corp., a British Virgin Islands business company (“SPAC”), (vii) Hotel101 Global Holdings Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of DoubleDragon (“PubCo”), (viii) HGHC 4 Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of PubCo (“Merger Sub 1”), and (ix) HGHC 3 Corp., a British Virgin Islands business company and a wholly-owned subsidiary of PubCo (“Merger Sub 2”).

RECITALS

WHEREAS, Hotel101 Global, DoubleDragon, DDPC, Hotel101 Worldwide, SPAC, PubCo, Merger Sub 1, Merger Sub 2, and Hotel of Asia entered into that certain Merger Agreement dated as of April 8, 2024 (the “Merger Agreement”);

WHEREAS, Section 13.2 of the Merger Agreement provides that the Merger Agreement may be amended by a writing signed by each of the SPAC (prior to the SPAC Merger Effective Time), the Company Parties and the Principal Shareholders;

WHEREAS, the parties hereto wish to make certain amendments to the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.    Definitions. Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the Merger Agreement.

2.    Amendments.

2.1  Preamble. The Preamble of the Merger Agreement is amended as follows:

(a)  Paragraph H of the Preamble of the Merger Agreement is amended and restated in its entirety as follows:

“H. Prior to the SPAC Merger and the Company Amalgamation (each as defined below), the Parties desire that DoubleDragon will transfer 40% of the total issued share capital of Hotel of Asia to Hotel101 Global (“Share Transfer”), free and clear of any and all encumbrances in exchange of issuance of 1,987,239 Hotel101 Global Shares (or such other amount as adjusted by DoubleDragon in its sole discretion) (“Transfer Payment Shares”).”

(b)  Paragraph J of the Preamble of the Merger Agreement is amended and restated in its entirety as follows:

“J. Following the Share Transfer, the Property Transfer and the fulfillment of other conditions set out in Sections 10.1, 10.2 and 10.3, the Parties desire further that (1) Hotel101 Global and Merger Sub 1 (Hotel101 Global and Merger Sub 1 sometimes being referred to herein as “Amalgamating Entities”) will amalgamate and continue as one company, with Hotel101 Global being the surviving

Annex A-2-1

entity and becoming a wholly-owned subsidiary of PubCo (“Company Amalgamation”), and the Company Amalgamation will occur upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Companies Act 1967 of Singapore (As Amended) (the “Singapore Companies Act”) and (2) Merger Sub 2 will merge with and into SPAC, with SPAC being the surviving entity and becoming a wholly-owned subsidiary of PubCo (the “SPAC Merger”), and the SPAC Merger will occur upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the BVI Business Companies Act, 2004 (As Amended) (the “BVI Companies Act”).”

2.2  Definitions. Article I of the Merger Agreement is amended as follows:

(a)  The definition of “Closing Payment Shares” in Section 1.1 of the Merger Agreement is amended and restated in its entirety as follows:

““Closing Payment Shares” means 195,500,000 shares of PubCo Ordinary Shares issuable upon the Closing.”

(b)  The definition of “Consideration Shares” in Section 1.1 of the Merger Agreement is amended and restated in its entirety as follows:

““Consideration Shares” means such number of PubCo Ordinary Shares equal to US$2,300,000,000, divided by US$10.00, consisting of the Closing Payment Shares and the Key Executive Shares.”

(c)  The definition of “Hotel101 Global Shareholder Approval” in Section 1.1 of the Merger Agreement is amended and restated in its entirety as follows:

““Hotel101 Global Shareholder Approval” means the approval of (i) the Company Amalgamation, the Amalgamation Proposal and the transactions contemplated thereby, by a special resolution of the holders of at least 75% of the Hotel101 Global Shares entitled to vote, who attend and vote thereupon, pursuant to the terms and subject to the conditions of Hotel101 Global’s Organizational Documents and applicable Law, (ii) the Share Transfer and the issuance of the Transfer Payment Shares and (iii) the Property Transfer and the transactions contemplated thereby, by an ordinary resolution of the holders of at least 50% of the Hotel101 Global Shares entitled to vote, who attend and vote thereupon, pursuant to the terms and subject to the conditions of Hotel101 Global’s Organizational Documents and applicable Law.”

(d)  The definition of “Share Purchase Agreement” in Section 1.1 of the Merger Agreement is amended and restated in its entirety as follows:

““Share Purchase Agreement” means the share purchase agreement to be entered into by and among DoubleDragon and Hotel101 Global, pursuant to which DoubleDragon will transfer 40% of the total issued share capital of Hotel of Asia to Hotel101 Global, free and clear of any and all encumbrances, in exchange of issuance of the Transfer Payment Shares.”

2.3  Company Amalgamation and SPAC Merger. Article II of the Merger Agreement is amended as follows:

(a)  Section 2.1 of the Merger Agreement is amended and restated in its entirety as follows:

“2.1 Company Amalgamation; SPAC Merger. Subject to the terms of this Agreement and in accordance with the applicable provisions of the BVI Companies Act or Singapore Companies Act (as the case may be), (a) at the Company Amalgamation Effective Time (as defined below), Hotel101 Global and Merger Sub 1 shall amalgamate and continue as one company, with Hotel101 Global being the surviving entity (hereinafter referred to for the periods at and after the Company Amalgamation Effective Time (as defined) as the “Company Surviving Sub”), and as a wholly owned subsidiary of PubCo; and (b) at the SPAC Merger Effective Time (as defined below), Merger Sub 2 shall be merged with and into SPAC. Following the SPAC Merger, the separate corporate existence of Merger Sub 2 will cease and SPAC will continue as the surviving company (the “SPAC Surviving Sub”) in the SPAC Merger under the Laws of the British Virgin Islands as a wholly owned subsidiary of PubCo.”

Annex A-2-2

2.4  Consideration. Article III of the Merger Agreement is amended as follows:

(b)  Section 3.1(a) of the Merger Agreement is amended and restated in its entirety as follows:

“(a) At the Company Amalgamation Effective Time, by virtue of the Company Amalgamation and without any action on the part of PubCo, Hotel101 Global, Merger Sub 1 or any other Party, each Hotel101 Global Share issued and outstanding immediately prior to the Company Amalgamation Effective Time shall automatically be cancelled (which cancellation of Hotel101 Global Shares shall be deemed not to be a reduction of share capital within the meaning of the Singapore Companies Act) in exchange for the right to receive, without interest, 195,500,000 PubCo Ordinary Shares to be issued on the Closing Date. All of the Hotel101 Global Shares converted into the right to receive consideration as described in this Section 3.1(a) shall no longer be outstanding and shall cease to exist, and each holder of Hotel101 Global Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable consideration described in this Section 3.1(a) into which such Hotel101 Global Share shall have been converted into in the Company Amalgamation.”

2.5  Representations and Warranties of the Company Parties and Principal Shareholders. Article IV of the Merger Agreement is amended as follows:

(a)  Section 4.5(c) of the Merger Agreement is amended and restated in its entirety as follows:

“(c) There are no: (i) outstanding Company Share Rights; (ii) outstanding subscriptions, options, warrants, rights (including phantom stock rights), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any share of the Company Group (other than (x) the issuance of ordinary shares in the capital of Hotel101 Global to DDPC pursuant to the Property Transfer and (y) the sale of common shares in the capital of Hotel of Asia by DoubleDragon to Hotel101 Global and the issuance of ordinary shares in the capital of Hotel101 Global to DoubleDragon pursuant to the Share Transfer), or (iii) agreements with respect to the Share of any member of the Company Group, including any voting trust, other voting agreement or proxy with respect thereto; or (iv) disputes, controversies, demands or claims as to any Share of any member of the Company Group.”

(b)  Section 4.9(c) of the Merger Agreement is amended and restated in its entirety as follows:

“(c) Except as accrued, reflected, disclosed or reserved against on the Financial Statements or to be accrued, reflected, disclosed or reserved against on the financial statements to be delivered under Section 8.6(a) and Section 8.6(b), and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since December 31, 2022 (the “Balance Sheet Date”), there are no material Liabilities, Indebtedness, debts or obligations of any nature (whether accrued, absolute, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise), or any material “off-balance sheet arrangements” relating to Hotel of Asia and or its Subsidiaries that would be required by IFRS to be accrued, reflected, disclosed, or reserved on the Financial Statements. All material debts and Liabilities, fixed or contingent, which should be included under IFRS on the Financial Statements are included therein.”

2.6  Representations and Warranties of Acquisition Entities. Article VI of the Merger Agreement is amended as follows:

(a)  Section 6.6 of the Merger Agreement is amended and restated in its entirety as follows:

“6.6 Issuance of Shares. The PubCo Ordinary Shares issuable to SPAC Shareholders as consideration for the SPAC Merger, and to DDPC, Hotel101 Worldwide and DoubleDragon as consideration for the Company Amalgamation, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable, free and clear of any Liens (other than those, if any, imposed by PubCo’s Organizational Documents) and not subject to or issued in violation of any right of any third party pursuant to any contract to which PubCo is bound, applicable Law or PubCo’s Organizational Documents.”

Annex A-2-3

2.7  Covenants of the Relevant Parties. Article VII of the Merger Agreement is amended as follows:

(b)  Section 7.7(b) of the Merger Agreement is amended and restated in its entirety as follows:

“(b) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the SPAC (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents, in each case as in effect on the date of this Agreement, or under any indemnification, employment or other similar agreements between any D&O Indemnified Party and any of the SPAC in effect on the date hereof, shall survive Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law; provided that the foregoing shall exclude fraud, gross negligence, willful default or willful neglect on the part of any D&O Indemnified Party. For a period of six (6) years after the SPAC Merger Effective Time, PubCo shall cause the Organizational Documents of PubCo and SPAC Surviving Sub to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the SPAC to the extent permitted by applicable Law. The provisions of this Section 7.7 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives. The Company Parties and PubCo shall, or shall cause its Affiliates to, obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from the Closing Date, for the benefit of the D&O Indemnified Persons (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than SPAC’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; with respect to the current or former directors and officers of the SPAC, provided that in no event shall the PubCo be required to expend for such policies pursuant to this Section 7.7(b) a total premium amount in excess of 300% of the amount per annum payable by SPAC under its currently effective D&O insurance policies as of September 3, 2024. PubCo shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and cause its Subsidiaries to honor all obligations thereunder. If any claim is asserted or made within such six-year period, the provisions of this Section 7.7 shall be continued in respect of such claim until the final disposition thereof.”

2.8  Covenants of the Company Group and Principal Shareholders. Article VIII of the Merger Agreement is amended as follows:

(a)  Section 8.2(a)(i) of the Merger Agreement is amended and restated in its entirety as follows:

“(i) DoubleDragon shall initiate the transfer of 216,000 common shares of Hotel of Asia, representing 40% of the share capital of Hotel of Asia (the “Transferred Hotel of Asia Shares”), to Hotel101 Global, by duly executing a Deed of Sale for the sale of the Transferred Hotel of Asia Shares and submission of all required filing documents with the relevant governmental authorities, by no later than the first filing of the Proxy Statement and Registration Statement with the SEC;”

(b)  Section 8.2(b) of the Merger Agreement is amended and restated in its entirety as follows:

“(b) As consideration for the Share Transfer, Hotel101 Global shall issue to DoubleDragon the Transfer Payment Shares, by no later than the Closing Date.”

(c)  Section 8.5 of the Merger Agreement is amended and restated in its entirety as follows:

“8.5 Rights of Hotel101 Global as Minority Shareholder. The Company Parties and the Principal Shareholders hereby agree that, following the Closing, Hotel101 Global shall be granted certain rights and privileges as a minority shareholder of Hotel of Asia as set out in Schedule B so long as it holds any Share of Hotel of Asia (and its successors and assignees).”

Annex A-2-4

(d)  Section 8.6(a) of the Merger Agreement is amended and restated in its entirety as follows:

“(a) The Company Parties shall have prepared and delivered to SPAC by April 30, 2024 (A) the audited consolidated IFRS financial statements of each of Hotel101 Global and Hotel of Asia for the years ended December 31, 2023 and 2022 and (B) the unaudited pro forma condensed combined financial information of Hotel101 Global, Hotel of Asia and SPAC (provided that the SPAC financials have been prepared) in connection with the filing of the Proxy Statement and Registration Statement, provided that the Company Parties shall receive an extension of 15 days in connection with the requirements for the financial statements of Hotel101 Global and the pro forma financial information under this paragraph and shall be deemed to have not violated this provision until the expiry of such extension period.”

(e)  Section 8.6(b) of the Merger Agreement is amended and restated in its entirety as follows:

“(b) The financial statements to be provided pursuant to Section 8.6(a) and Section 8.6(d) will be complete and accurate and will fairly present, in all material respects, in conformity with IFRS applied on a consistent basis, the financial position of the Company Group or the relevant Company Party, as the case may be, as of the dates thereof and the results of operations of the Company Group or the relevant Company Party, as the case may be, for the periods reflected therein. The financial statements (i) will be prepared from the Books and Records of the Company Group; (ii) will be prepared on an accrual basis in accordance with its applicable accounting standards consistently applied; (iii) will contain and reflect all necessary adjustments and accruals for a fair presentation of the financial condition of the Company Group or the relevant Company Party, as the case may be, in all material respects as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) will contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company Group or the relevant Company Party, as the case may be, with respect to the periods then ended.”

(f)   The following is newly added as Section 8.6(d) of the Merger Agreement:

“(d) The Company Parties shall have prepared and delivered to SPAC, by February 28, 2025, (i) the consolidated IFRS financial statements of Hotel101 Global for the years ended December 31, 2023 and 2022 audited in accordance with the auditing standards of the Public Company Accounting Oversight Board (the “PCAOB”), (ii) the consolidated IFRS financial statements of Hotel of Asia for the years ended December 31, 2023 and 2022 audited in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”), (iii) the reviewed consolidated IFRS financial statements of Hotel101 Global for the six months ended June 30, 2024 in a form appropriate and satisfactory for inclusion in the Proxy Statement and Registration Statement, (iv) the reviewed consolidated IFRS financial statements of Hotel of Asia for the six months ended June 30, 2024 in a form appropriate and satisfactory for inclusion in the Proxy Statement and Registration Statement and (v) the unaudited pro forma condensed combined financial information of Hotel101 Global, Hotel of Asia and SPAC (provided that the SPAC financials have been prepared) in a form appropriate and satisfactory for inclusion in the Proxy Statement and Registration Statement.”

(g)  The following is newly added as Section 8.8 of the Merger Agreement:

“8.8 Extension Fees and SPAC Expense Fees.

(a)  If Closing is not expected to occur by January 23, 2025 and termination of this Agreement has not occurred, then on or prior to January 7, 2025 (the “Extension Deadline”) Hotel101 Global shall deposit into SPAC’s working capital account US$2,000,000 (the “Extension Payment”) to extend the existence and cover certain expenses of SPAC.

(b)  SPAC shall use the Extension Payment solely in the following manner:

(i)   (A) deposit in the Trust Account up to US$575,000 to extend SPAC’s existence for three (3) months beyond the initial twelve (12) months from the initial public offering of SPAC (the “First Extension”) and (B) use US$100,000 to cover expenses arising from or related to the First Extension, including, without limitation, auditing, review and bookkeeping expenses, securities filings, legal fees, transfer agent fees, and insurance expenses;

Annex A-2-5

(ii)  If Closing does not occur by April 23, 2025 and termination of this Agreement has not occurred by April 23, 2025, (A) deposit in the Trust Account up to US$575,000 to extend SPAC’s existence for an additional three (3) months beyond the First Extension (the “Second Extension”) and (B) use US$100,000 to cover expenses arising from or related to the Second Extension, including without limitation auditing and bookkeeping expenses, securities filings, legal fees, transfer agent fees, and insurance expenses;

(iii) If Closing does not occur by July 23, 2025 and termination of this Agreement has not occurred by July 23, 2025, (A) deposit in the Trust Account up to US$600,000 to extend SPAC’s existence for an additional three (3) or six (6) months (which period shall be determined in writing by the Parties) beyond the Second Extension (the “Third Extension”) and (B) use up to US$100,000 to cover expenses arising from or related to the Third Extension, including without limitation auditing and bookkeeping expenses, securities filings, legal fees, transfer agent fees, and insurance expenses; and

(iv) if the Third Extension is for three (3) months, Closing does not occur by October 23, 2025 and termination of this Agreement has not occurred by October 23, 2025, (A) deposit in the Trust Account up to US$575,000 to extend SPAC’s existence for an additional three (3) months beyond the Third Extension (the “Fourth Extension” and, together with the First Extension, the Second Extension and the Third Extension, the “Extensions”) and (B) use up to US$100,000 to cover expenses arising from or related to the Fourth Extension, including without limitation auditing and bookkeeping expenses, securities filings, legal fees, transfer agent fees, and insurance expenses.

SPAC shall return any unused portion of the Extension Payment to Hotel101 Global within fifteen (15) days of the Closing or termination of this Agreement.

(c)  The Company Parties acknowledge that to extend the existence of SPAC beyond the Second Extension, SPAC will need to obtain approval from its shareholders in accordance with its governance documents and may result in one or more shareholders redeeming their shares from SPAC. The Company Parties further acknowledge that any such redemption or reduction in the size of SPAC or its number of shareholders will not be grounds for any Company Party to terminate this Agreement.

(d)  For the avoidance of doubt, (i) the aggregate length of all Extensions shall not exceed one (1) year, (ii) the Extension Payment payable by Hotel101 Global under this Section 8.8 shall be capped at US$2,000,000, (iii) the occurrence of the SPAC Merger or the Closing shall not obligate Hotel101 Global to pay any further amounts under this Section 8.8, and (iv) the Extension Payment is separate from and in addition to any Termination Fee that may be required to be paid.”

2.9  Termination. Article XII of the Merger Agreement is amended as follows:

(a)  Section 12.1(h) of the Merger Agreement is amended and restated in its entirety as follows:

“(h) by SPAC if, after the SEC allows the Registration Statement to be declared effective, the SPAC fails to obtain the Nasdaq approval prior to 60 days after the date when the SEC allows the Registration Statement to be declared effective, and such failure to obtain Nasdaq approval is due to the application or interpretation of Nasdaq listing rules relating directly and primarily to the listing of DoubleDragon on the Philippine Stock Exchange, Inc.;”

(b)  Section 12.1(g) of the Merger Agreement is amended and restated in its entirety as follows:

“(g) by SPAC if any of the Company Parties fails to prepare and deliver the financial statements required under Section 8.6 in accordance with the schedule contained therein, including any applicable extension thereof (for the avoidance of any doubt, the failure to prepare or deliver any of such financial statements within the required time periods (including a 15-day extension period provided under Section 8.6(a)(i)) shall constitute a material breach of the Company Parties and Principal Shareholders, and in no event will the 30-day cure period set forth in Section 12.1(f) apply to Section 8.6(a), Section 8.6(d) or this Section 12.1(g));”

Annex A-2-6

(c)  Section 12.4 of the Merger Agreement is amended and restated in its entirety as follows:

“12.4 Termination Fee. In the event that this Agreement is terminated by DoubleDragon pursuant to Section 12.1(j) or by SPAC pursuant to Sections 12.1(f) or 12.1(g), then upon written notice from DoubleDragon to SPAC in the event of Section 12.1(j), or upon written notice from SPAC to DoubleDragon in the event of Section 12.1(f) or 12.1(g), DoubleDragon will pay SPAC (or its designees) an amount equal to US$2,000,000 (the “Termination Fee”) within fifteen (15) days of termination of this Agreement. In addition, if the SPAC terminates this Agreement pursuant to Section 12.1(h), then upon written notice from SPAC to DoubleDragon, DoubleDragon shall pay SPAC (or its designees) an amount equal to US$2,000,000 (the “Premium Termination Fee”) within fifteen (15) days of termination of this Agreement. Each of the Parties acknowledges and agrees that (a) the agreements contained in this Section 12.4 are an integral part of this Agreement and the transactions contemplated hereby and (b) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement and payment in full of the Termination Fee or Premium Termination Fee, as the case may be, pursuant to this Section 12.4, the right to such payment constitutes a reasonable estimate of the losses that will be suffered by reason of any such termination of this Agreement and constitutes liquidated damages (and not a penalty).”

(d)  Section 12.5 of the Merger Agreement is amended and restated in its entirety as follows:

“12.5 Reverse Termination Fee. In the event that this Agreement is terminated by SPAC pursuant to Section 12.1(k) or by DoubleDragon pursuant to Section 12.1(i), then, upon written notice from SPAC to DoubleDragon in the event of Section 12.1(k) or upon written notice from DoubleDragon to SPAC in the event of Section 12.1(i), SPAC will pay DoubleDragon (or its designees) an amount equal to US$1,000,000 (the “Reverse Termination Fee”) within fifteen (15) days of termination of this Agreement. Each of the parties hereto acknowledges and agrees that (a) the agreements contained in this Section 12.5 are an integral part of the this Agreement and the transactions contemplated hereby and (b) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement and payment in full of the Reverse Termination Fee pursuant to this Section 12.5, the right to such payment constitutes a reasonable estimate of the losses that will be suffered by reason of any such termination of this Agreement and constitutes liquidated damages (and not a penalty).”

2.10  Amendment of Schedule A-1 of the Merger Agreement. The information set forth on Schedule A-1 of the Merger Agreement is deleted and replaced in its entirety with the information set forth on Schedule A-1 attached hereto.

2.11  Amendment of Schedule A-3 of the Merger Agreement. Schedule A-3 of the Merger Agreement is deleted in its entirety.

2.12  Amendment of Schedule B of the Merger Agreement. The reference to “PubCo” in Schedule B of the Merger Agreement is replaced by “Hotel101 Global.”

2.13  Amendment of Exhibit A of the Merger Agreement. The information set forth on Exhibit A of the Merger Agreement is deleted and replaced in its entirety with the information set forth on Annex 1 attached hereto.

3.    No Other Amendments; Effect of Amendment. Except for the amendments expressly set forth in this Amendment, the Merger Agreement shall remain unchanged and in full force and effect. This Amendment shall form a part of the Merger Agreement for all purposes, and the parties thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.

Annex A-2-7

4.    Incorporation by Reference. Each of the provisions under Article XI (Dispute Resolution), Sections 13.7 (Governing Law) and 13.8 (Counterparts) of the Merger Agreement shall be incorporated into this Amendment by reference as if set out in full herein, mutatis mutandis.

5.    Further Assurance. Each party hereto shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions and matters contemplated by this Amendment.

[The remainder of this page intentionally left blank; signature pages to follow]

Annex A-2-8

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

SPAC:
JVSPAC ACQUISITION CORP.
By:	/s/ Albert Wong
Name:	Albert Wong
Title:	Director
PubCo:
Hotel101 Global Holdings Corp.
By:	/s/ Marriana Henares YULO
Name:	Marriana Henares YULO
Title:	Director
Merger Sub 1:
HGHC 4 Pte. Ltd.
By:	/s/ Marriana Henares YULO
Name:	Marriana Henares YULO
Title:	Director
Merger Sub 2:
HGHC 3 Corp.
By:	/s/ Marriana Henares YULO
Name:	Marriana Henares YULO
Title:	Director

Annex A-2-9

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Company Parties:
Hotel101 Global Pte. Ltd.
By:	/s/ Marriana Henares YULO
Name:	Marriana Henares YULO
Title:	Director
Hotel of Asia, Inc.
By:	/s/ FERDINAND J. SIA
Name:	FERDINAND J. SIA
Title:	DIRECTOR

Annex A-2-10

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Principal Shareholders:
DoubleDragon Corporation
By:	/s/ Edgar J. SIA II
Name:	Edgar J. SIA II
Title:	Director
DDPC Worldwide Pte Ltd.
By:	/s/ Marriana Henares YULO
Name:	Marriana Henares YULO
Title:	Director
Hotel101 Worldwide Private Limited
By:	/s/ Marriana Henares YULO
Name:	Marriana Henares YULO
Title:	Director

Annex A-2-11

Schedule A-1

Closing Payment Shares

Annex A-2-12

ANNEX 1

EXHIBIT A

Form of Plan of Merger

PLAN OF MERGER

THIS PLAN OF MERGER is made on ____________________ between:

(1)      HGHC 3 Corp., a company incorporated in the British Virgin Islands, with company number 2143914, whose registered office is at Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands (the Merging Company); and

(2)      JVSPAC Acquisition Corp., a company incorporated in the British Virgin Islands, with company number 2060649, whose registered office is at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands (the Surviving Company or the SPAC).

BACKGROUND

1         Hotel101 Global Pte Ltd., Hotel of Asia, Inc., DoubleDragon Corporation, DDPC Worldwide Pte. Ltd., Hotel101 Worldwide Private Limited, the SPAC, Hotel101 Global Holdings Corp. (the PubCo), HGHC 4 Pte. Ltd. and the Merging Company have entered into an agreement and plan of merger dated 8 April 2024 and a first amendment to agreement and plan of merger dated [•] (together, the Merger Agreement), pursuant to which, among other things, the Merging Company will merge with and into the Surviving Company, with the Surviving Company being the surviving company in accordance with the terms and conditions set forth therein.

2         The parties to this Plan of Merger wish to merge in accordance with the Act.

3         This Plan of Merger is the plan of merger for the Merger for the purposes of the Act.

4         Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Merger Agreement.

IT IS AGREED as follows.

1.        In this Plan of Merger:

(a)      Act means the BVI Business Companies Act 2004, as amended;

(b)      Articles of Merger means the articles of merger for the Merger executed by the Merging Company and the SPAC, in accordance with the requirements of the Act;

(c)       BVI Registrar means the registrar of corporate affairs of the British Virgin Islands appointed under the Act;

(d)      Effective Time means such time on the date subsequent thereto, not exceeding 30 days which is mutually agreed between the Merging Company and the SPAC and specified in the Articles of Merger;

(e)      Merger means the merger between the Merging Company and the SPAC pursuant to this Plan of Merger, with the SPAC being the surviving company;

(f)       PubCo Ordinary Share means a class A ordinary share of the PubCo;

(g)      SPAC Class A Ordinary Shares means the class A ordinary shares with no par value of the SPAC;

(h)      SPAC Class B Ordinary Shares means the class B ordinary shares with no par value of the SPAC;

(i)       SPAC Ordinary Shares means the SPAC Class A Ordinary Shares and the SPAC Class B Ordinary Shares; and

(j)       definitions in the Act apply in this Plan of Merger unless the context requires otherwise.

Exhibit to Merger Agreement

Annex A-2-13

2.        The Merging Company and the SPAC are the constituent companies.

3.        The SPAC is the surviving company, which shall continue to be named “JVSPAC Acquisition Corp.”.

4.        The Merging Company is authorised to issue a maximum of 50,000 ordinary shares of a single class with a par value of US$1.00.

5.        The Merging Company has one ordinary share in issue, which is entitled to vote on the Merger as one class.

6.        The SPAC is authorised to issue a maximum of 111,000,000 shares with no par value divided into 100,000,000 class A ordinary shares, 10,000,000 class B ordinary shares and 1,000,000 preferred shares.

7.        The SPAC has [•] class A ordinary shares and [•] class B ordinary shares in issue, each of which are entitled to vote on the Merger. No preferred shares of the SPAC are issued and outstanding.

8.        The Merger will take place at the Effective Time.

9.        The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Merger Agreement. In particular, at the Effective Time, and in accordance with the terms and conditions of the Merger:

(a)      each SPAC Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the SPAC Dissenting Shares (as defined below)) shall automatically be cancelled and cease to exist in exchange for the right to receive, without interest, one PubCo Ordinary Share;

(b)      if there are any SPAC Ordinary Shares that are owned by the SPAC as treasury shares or any SPAC Ordinary Shares owned by any direct or indirect subsidiary of the SPAC immediately prior to the Effective Time, such SPAC Ordinary Shares shall be cancelled and shall cease to exist without any conversion thereof or payment or other consideration therefor;

(c)      each SPAC Ordinary Share (the SPAC Dissenting Shares) owned by SPAC shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to the Act (the SPAC Dissenting Shareholders) shall thereafter represent only the right to receive the applicable payments set forth in the Merger Agreement, unless and until such SPAC Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, dissent from the Merger pursuant to the Act with respect to any SPAC Dissenting Shares;

(d)      each share of the Merging Company that is issued and outstanding immediately prior to the Effective Time shall automatically convert into one share of the Surviving Company, which shall constitute the only outstanding share of the Surviving Company; and

(e)      the Surviving Company will automatically:

(i)       have vested in it all assets of every description, including choses in action and business of each constituent company, and all rights, privileges, immunities, powers, objects and purposes of each constituent company; and

(ii)      be liable for all claims against, debts, liabilities and obligations of each constituent company.

10.      The current memorandum and articles of association of the SPAC shall remain as the memorandum and articles of association of the Surviving Company until such time as duly altered or amended.

11.      The directors of the Surviving Company shall be [•].

12.      Each party will execute any document of any kind, and do any other act or thing, that is reasonably necessary to give effect to the Merger.

13.      This Plan of Merger may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this Plan of Merger.

14.      The laws of the British Virgin Islands govern this Plan of Merger and its interpretation.

Exhibit to Merger Agreement

Annex A-2-14

Signatures

Merging Company

Signed for and on behalf of
HGHC 3 Corp.
By:
Name:
Title:	Director

Surviving Company

Signed for and on behalf of
JVSPAC Acquisition Corp.
By:
Name:
Title:	Director

Annex A-2-15

Annex B

AMENDED AND RESTATED

MEMORANDUM

AND

ARTICLES

OF

ASSOCIATION

Hotel101 Global Holdings Corp.

(as adopted by a Special Resolution passed on [*] and effective on [*])

Hong Kong Office
Suites 3505 – 06, 35/F,
Two Taikoo Place,
979 King’s Road,
Quarry Bay
Hong Kong

Annex B Page Nos.
Shares, Warrants and Modification of Rights	B-7
Register of Shareholders and Share Certificates	B-10
Lien	B-11
Calls on Shares	B-11
Transfer of Shares	B-12
Transmission of Shares	B-14
Forfeiture of Shares	B-14
General Meetings	B-15
Proceedings at General Meetings	B-16
Votes of Shareholders	B-18
Appointment of Proxy and Corporate Representative	B-18
Registered Office	B-20
Board of Directors	B-20
Appointment of Directors	B-23
Borrowing Powers	B-23
General Powers of the Directors	B-24
Chairman and other Officers	B-24
Proceedings of the Directors	B-24
Minutes and Corporate Records	B-26
Secretary	B-26
General Management and Use of the Seal	B-27
Authentication of Documents	B-28
Capitalisation of Reserves	B-29
Dividends and Reserves	B-29
Record Date	B-34
Annual Returns	B-34
Accounts	B-34
Auditors	B-35
Notices	B-36
Information	B-38
Winding Up	B-38
Indemnity	B-38
Untraceable Shareholders	B-39
Destruction of Documents	B-39

Annex B-i

THE COMPANIES ACT (AS REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Hotel101 Global Holdings Corp.

(Company)

(adopted by a Special Resolution passed on [*] and effective on [*])

1.           The name of the Company is HOTEL101 GLOBAL HOLDINGS CORP..

2.           The registered office will be situated at the offices of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands or at such other place in the Cayman Islands as the Directors may from time to time decide.

3.           The objects for which the Company is established are unrestricted and except as prohibited or limited by the laws of the Cayman Islands, the Company shall have full power and authority to carry out any object and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in any part of the world whether as principal, agent, contractor or otherwise.

4.           Without prejudice to the generality of the foregoing, the objects of the Company shall include, but without limitation, the following:

4.1         To carry on the business of an investment company and for that purpose to acquire and hold, either in the name of the Company or in that of any nominee, land and real estate, gold and silver bullion, shares (including shares in the Company), stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company wherever incorporated or carrying on business and debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any government, sovereign, ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world.

4.2         To lend money with or without security either at interest or without and to invest money of the Company in such manner as the Directors think fit.

4.3         To acquire by purchase, lease, exchange, or otherwise lands, houses, buildings and other property or any interest in the same in any part of the world.

4.4         To carry on the business of a commodity, commodity futures and forward contracts trader and for that purpose to enter into spot, future or forward contracts for the purchase and sale of any commodity including, but without prejudice to the generality of the foregoing, any raw materials, processed materials, agricultural products, produce or livestock, gold and silver bullion, specie and precious or semi-precious stones, goods, articles, services, currencies, rights and interests which may now or in the future be bought and sold in commerce and whether such trading is effected on an organised commodity exchange or otherwise and either to take delivery of, or to sell or exchange any such commodities pursuant to any contract capable of being entered into on any such commodities exchange.

4.5         To carry on whether as principals, agents or otherwise the business of providing and supplying goods, equipment, materials and services of whatsoever nature, and of financiers, company promoters, realtors, financial agents, land owners and dealers in or managers of companies, estates, lands, buildings, goods, materials, services, stocks, leases, annuities and securities of whatsoever type or kind.

4.6         To purchase or otherwise acquire and hold any rights, privileges, concessions, patents, patent rights, licences, secret processes and any real or personal property of any kind whatsoever.

Annex B-1

4.7         To build, equip, furnish, outfit, repair, purchase, own, charter and lease steam, motor, sail or other vessels, ships, boats, tugs, barges, lighters or other property to be used in the business of shipping, transportation, chartering and other communication and transport operations for the use of the Company or for others, and to sell, charter, lease, mortgage, pledge or transfer the same or any interest therein to others.

4.8         To carry on the business of importers, exporters and merchants of goods, produce, stores and articles of all kinds both wholesale and retail, packers, customs brokers, ship agents, warehousemen, bonded or otherwise and carriers and to transact every kind of agency, factor and brokerage business or transaction which may seem to the Company directly or indirectly conducive to its interests.

4.9         To carry on the business of consultants in connection with all manner of services and advisers on all matters relating to companies, firms, partnerships, charities, political and non-political persons and organisations, governments, principalities, sovereign and republican states and countries and to carry on all or any of the businesses of financial, industrial, development, architectural, engineering, manufacturing, contracting, management, advertising, professional business and personal consultants and to advise upon the means and methods for extending, developing, marketing and improving all types of projects, developments, businesses or industries and all systems or processes relating to such businesses and the financing, planning, distribution, marketing and sale thereof.

4.10       To act as a management company in all branches of that activity and without limiting the generality of the foregoing, to act as managers of investments and hotels, estates, real property, buildings and businesses of every kind and generally to carry on business as managers, consultants or agents for or representatives of owners of property of every kind, manufacturers, funds, syndicates, persons, firms and companies for any purpose whatsoever.

4.11       To carry on any other trade or business which may seem to the Company capable of being carried on conveniently in connection with any business of the Company.

4.12       To borrow or raise money by the issue of ordinary debenture stock or on mortgage or in such other manner as the Company shall think fit.

4.13       To draw, make, accept, endorse, discount, execute and issue all instruments both negotiable and non-negotiable and transferable including promissory notes, bills of exchange, bills of lading, warrants, debentures and bonds.

4.14       To establish branches or agencies in the Cayman Islands and elsewhere and to regulate and to discontinue the same.

4.15       To distribute any of the property of the Company among the members of the Company in specie.

4.16       To acquire and take over the whole or any part of the business, property and liabilities of any person or persons, firm or company or to take or otherwise acquire and hold shares, stock, debentures or other securities of or interest in any other company carrying on any business or possessed of any property or rights.

4.17       To grant pensions, allowances, gratuities and bonuses to employees or ex-employees of the Company or the dependents of such persons and to support, establish or subscribe to any charitable or other institutions, clubs, societies or funds or to any national or patriotic fund.

4.18       To lend and advance moneys or give credit to such persons and on such terms as may be thought fit and to guarantee or stand surety for the obligations of any third party whether such third party is related to the Company or otherwise and whether or not such guarantee or surety is to provide any benefits to the Company and for that purpose to mortgage or charge the Company’s undertaking, property and uncalled capital or any part thereof, on such terms and conditions as may be thought expedient in support of any such obligations binding on the Company whether contingent or otherwise.

4.19       To enter into partnership or into any arrangements for sharing profits, union of interests, co-operation, joint venture, reciprocal concession, amalgamation or otherwise with any person or persons or company engaged or interested or about to become engaged or interested in the carrying on or conduct of any business or enterprise from which this Company would or might derive any benefit whether direct or indirect and to lend

Annex B-2

money, guarantee the contracts of or otherwise assist any such person or company and to take subscribe for or otherwise acquire shares and securities of any such company and to sell, hold, re issue with or without guarantee or otherwise deal with the same.

4.20       To enter into any arrangements with any authorities, municipal or local or otherwise and to obtain from any such authority any rights, privileges or concessions which the Company may think it desirable to obtain and to carry out, exercise and comply with any such arrangements, rights, privileges or concessions.

4.21       To do all such things as are incidental to or which the Company may think conducive to the attainment of the above objects or any of them.

5.           If the Company is registered as an exempted company as defined in the Cayman Islands Companies Act (as revised), it shall have the power, subject to the provisions of the Cayman Islands Companies Act (as revised) and with the approval of a special resolution, to continue as a body incorporated under the laws of any jurisdiction outside of the Cayman Islands and to be de-registered in the Cayman Islands.

6.           The liability of the members of the Company is limited.

7.           The authorised share capital of the Company is US$50,000 consisting of [*] ordinary shares of par value US$[*] each with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

Annex B-3

THE COMPANIES ACT (AS REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Hotel101 Global Holdings Corp.

(Company)

(adopted by a Special Resolution passed on [*] and effective on [*])

1	(a)	Table “A” of the Companies Act (as revised) shall not apply to the Company.

(b)         Any marginal notes, titles or lead in references to Articles and the index of the Memorandum and Articles of Association shall not form part of the Memorandum or Articles of Association and shall not affect their interpretation. In interpreting these Articles of Association, unless there be something in the subject or context inconsistent therewith:

address: shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or address or website used for the purposes of any communication pursuant to these Articles;

appointor: means in relation to an alternate Director, the Director who appointed the alternate to act as his alternate;

Articles: means these Articles of Association in their present form and all supplementary, amended or substituted articles for the time being in force;

Auditors: means the independent auditor of the Company which shall be an internationally recognized firm of independent accountants;

Audit Committee: the audit committee of the Company formed by the Board pursuant to Article 136 hereof, or any successor audit committee;

Board: means the board of Directors of the Company as constituted from time to time or as the context may require the majority of Directors present and voting at a meeting of the Directors at which a quorum is present;

Call: shall include any instalment of a call;

clear days: means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

Clearing House: means a clearing house recognised by the laws of the jurisdiction in which the Shares are listed or quoted with the permission of the Company on a stock exchange in such jurisdiction;

Companies Act: means the Companies Act (as revised) of the Cayman Islands as amended from time to time and every other act, order regulation or other instrument having statutory effect (as amended from time to time) for the time being in force in the Cayman Islands applying to or affecting the Company, the Memorandum of Association and/or the Articles;

Company: means the above named company;

Competent Regulatory Authority: means a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory;

Annex B-4

Debenture and Debenture Holder: means and includes respectively debenture stock and debenture stockholder;

Designated Stock Exchange: means the Nasdaq Stock Market in the United States of America and/or any other stock exchange or interdealer quotation system on which the Shares are listed or quoted;

Designated Stock Exchange Rules: means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;

Director: means the directors for the time being of the Company and the expression Director shall be construed accordingly;

Dividend: means dividends, distributions in specie or in kind, capital distributions and capitalisation issues;

dollars and $: means the lawful currency for the time being of the United States of America;

Exchange Act: means the Securities Exchange Act of 1934, as amended;

Head Office: means such office of the Company as the Board may from time to time determine to be the principal office of the Company;

Month: means a calendar month;

Ordinary Resolution: means a resolution as described in Article 1(e) of these Articles;

Paid: means, as it relates to a Share, paid or credited as paid;

Register: means the principal register and any branch register of Shareholders of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time;

Registered Office: means the registered office of the Company for the time being as required by the Companies Act;

SEC: means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

Seal: means the common seal of the Company and any one or more facsimile seals from time to time of the Company for use in the Cayman Islands or in any place outside the Cayman Islands;

Secretary: means the person for the time being performing the duties of that office of the Company and includes any assistant, deputy, acting or temporary secretary;

Securities Act: means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time;

Securities Seal: shall mean a seal for use for sealing certificates for shares or other securities issued by the Company which is a facsimile of the Seal of the Company with the addition on its face of the words Securities Seal;

Share: means a share in the share capital of the Company and includes stock except where a distinction between stock and Shares is expressed or implied;

Shareholder: means the person who is duly registered in the Register as holder for the time being of any Share and includes persons who are jointly so registered;

Special Resolution: means a resolution as described in Article 1(d) of these Articles;

Annex B-5

Statutes: means the Companies Act and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, the memorandum of association of the Company as from time to time amended, and/or these Articles;

Transfer Office: means the place where the principal register of Shareholders is located for the time being.

(c)         In these Articles, unless there be something in the subject or context inconsistent herewith:

(i)          words denoting the singular number shall include the plural number and vice versa;

(ii)         words importing any gender shall include every gender and words importing persons shall include partnerships, firms, companies and corporations;

(iii)        subject to the foregoing provisions of this Article, any words or expressions defined in the Companies Act (except any statutory modification thereof not in force when these Articles become binding on the Company) shall bear the same meaning in these Articles, save that “company” shall where the context permits include any company incorporated in the Cayman Islands or elsewhere;

(iv)        references to any law, ordinance, statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force; and

(v)         save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context.

(d)         A resolution shall be a Special Resolution when it has been passed by a majority of not less than two-thirds of the votes cast by such Shareholders as, being entitled to do, vote in person or by proxy or, in the cases of Shareholders which are corporations, by their respective duly authorised representatives at a general meeting held in accordance with these Articles and of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

(e)         A resolution shall be an Ordinary Resolution when it has been passed by a simple majority of the votes cast by such Shareholders as, being entitled so to do, vote in person or, by proxy or, in the cases of Shareholders which are corporations, by their respective duly authorised representatives at a general meeting held in accordance with these Articles and of which not less than ten (10) clear days’ notice has been duly given.

(f)          A resolution in writing signed (in such manner as to indicate, expressly or impliedly, unconditional approval) by or on behalf of all Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company shall, for the purpose of these Articles, be treated as an Ordinary Resolution duly passed at a general meeting of the Company duly convened and held and, where relevant as a Special Resolution so passed. Any such resolution shall be deemed to have been passed at a meeting held on the date on which it was signed by the last Shareholder to sign, and where the resolution states a date as being the date of his signature thereof by any Shareholder the statement shall be prima facie evidence that it was signed by him on that date. Such a resolution may consist of several documents in the like form, and signed by one or more relevant Shareholders.

(g)         A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

2            To the extent that the same is permissible under Cayman Islands law and subject to Article 13, a Special Resolution shall be required to alter the Memorandum of Association of the Company, to approve any amendment of the Articles or to change the name of the Company.

Annex B-6

SHARES, WARRANTS AND MODIFICATION OF RIGHTS

3            Subject to the Statutes and without prejudice to any special rights or restrictions for the time being attaching to any Shares or any class of Shares including preference Shares, any Share may be issued upon such terms and conditions and with such preferred, deferred or other qualified or special rights, or such restrictions, whether in regard to Dividend, voting, return of capital or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination or so far as the same may not make specific provision, as the Board may determine) and any Share may be issued on the terms that it is liable to be redeemed upon the happening of a specified event or upon a given date and either at the option of the Company, or at the option of the holder. Subject to the Companies Act, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder thereof, are to be redeemed or are liable to be redeemed on such terms and in such manner as the Board may in their absolute discretion determine. No Shares shall be issued to bearer.

4            The Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities of the Company, which options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof may be issued on such terms as the Board may from time to time determine.

5	(a)

Subject to the Companies Act and without prejudice to Article 11, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the special rights attached to any class (unless otherwise provided for by the terms of issue of the Shares of that class) may, subject to the provisions of the Companies Act, be varied, modified or abrogated with the sanction of a Special Resolution passed at a separate general meeting of the holders of the Shares of that class. To every such separate general meeting the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or representing by proxy not less than one-third (1/3) in nominal value of the issued Shares of that class, that the quorum for any meeting adjourned for want of quorum shall be two (2) Shareholders present in person (or in the case of the Shareholder being a corporation, by its duly authorised representative) or by proxy (whatever the number of Shares held by them) , that every holder of shares of the class shall be entitled on a poll to one (1) vote for every such share held by him and that any holder of Shares of the class present in person (or in the case of the Shareholder being a corporation, by its duly authorised representative) or by proxy may demand a poll.

(b)         The provisions of this Article shall apply to the variation or abrogation of the rights attached to the Shares of any class as if each group of Shares of the class differently treated formed a separate class the rights whereof are to be varied or abrogated.

(c)         The special rights conferred upon the holders of any Shares or class of Shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such Shares be deemed to be altered by the creation or issue of further Shares ranking pari passu therewith.

6            The authorised share capital of the Company on the date of the adoption of these Articles is US$50,000 divided into [*] ordinary shares of par value US$[*] each.

7            The Company in general meeting may from time to time, whether or not all the Shares for the time being authorised shall have been issued and whether or not all the Shares for the time being issued shall have been fully paid up, by Ordinary Resolution increase its share capital by the creation of new Shares, such new capital to be of such amount and to be divided into Shares of such class or classes and of such amounts in any currency as the Shareholders may think fit and as the resolution may prescribe.

8            Any new Shares shall be issued upon such terms and conditions and with such rights, privileges or restrictions attached thereto as the general meeting resolving upon the creation thereof shall direct, and if no direction be given, subject to the provisions of the Companies Act and of these Articles, as the Board shall determine; and in particular such Shares may be issued with a preferential or qualified right to participate in Dividends and in the distribution of assets of the Company and with a special right or without any right of voting.

Annex B-7

9            The Board may, before the issue of any new Shares, determine that the same, or any of them, shall be offered in the first instance, and either at par or at a premium, to all the existing holders of any class of Shares in proportion as nearly as may be to the number of Shares of such class held by them respectively, or make any other provisions as to the allotment and issue such Shares, but in default of any such determination or so far as the same shall not extend, such Shares may be dealt with as if they formed part of the capital of the Company existing prior to the issue of the same.

10          Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new Shares shall be treated as if it formed part of the original capital of the Company and such Shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

11	(a)

Subject to the Statutes and where applicable, the Designated Stock Exchange Rules and without prejudice to any special rights of restrictions for the time being attached to any shares or any class of shares, all unissued Shares and other securities of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board and it may offer, allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times, for such consideration and generally on such terms (subject to Article 9) as it in its absolute discretion thinks fit, but so that no Shares shall be issued at a discount. The Board shall, as regards any offer or allotment of Shares, comply with the provisions of the Companies Act, if and so far as such provisions may be applicable thereto. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by Companies Act. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series.

(b)         Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of Shares or other securities of the Company, to make, or make available, and may resolve not to make, or make available, any such allotment, offer, option or Shares or other securities to Shareholders or others with registered addresses, or in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable, or the existence or extent of the requirement for such registration statement or special formalities might be expensive (whether in absolute terms or in relation to the rights of the Shareholder(s) who may be affected) or time consuming to determine. The Board shall be entitled to make such arrangements to deal with fractional entitlements arising on an offer of any unissued Shares or other securities as it thinks fit, including the aggregation and the sale thereof for the benefit of the Company. Shareholders who may be affected as a result of any of the matters referred to in this paragraph (b) shall not be, and shall be deemed not to be, a separate class of Shareholders for any purposes whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares of or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Statutes.

12          The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Act. Subject to the Companies Act, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

Annex B-8

13          The Company may from time to time by Ordinary Resolution:

(a)         increase its share capital as provided by Article 7;

(b)         consolidate or divide all or any of its share capital into Shares of larger amount than its existing Shares; and on any consolidation of fully paid Shares into Shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of Shares to be consolidated determine which particular Shares are to be consolidated into a consolidated Share, and if it shall happen that any person shall become entitled to fractions of a consolidated Share or Shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the Shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated Share or Shares rateably in accordance with their rights and interest or may be paid to the Company for the Company’s benefit;

(c)         without prejudice to the powers of the Board under Article 11, divide its unissued Shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Board may determine provided always that, for the avoidance of doubt, where a class of shares has been authorized by the Company no resolution of the Company in general meeting is required for the issuance of shares of that class and the Board may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid;

(d)         sub-divide its Shares or any of them into Shares of smaller amount than is fixed by the Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the share from which the reduced Share is derived;

(e)         cancel any Shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled;

(f)          convert all or any of its paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination.

14          The Company may by Special Resolution reduce its share capital or any capital redemption reserve in any manner authorised, and subject to any conditions prescribed, by law.

15	(a)

Subject to the Statutes, and, where applicable, the Designated Stock Exchange Rules and/or any Competent Regulatory Authority, or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of the Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in this Article includes redeemable Shares) be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

(b)         Subject to the Statutes, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of the Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

16          Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any Share upon any trust and, except as aforesaid, the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or any interest in any fractional part of a Share or any other right or claim to or in respect of any Shares except an absolute right to the entirety thereof of the registered holder.

Annex B-9

REGISTER OF SHAREHOLDERS AND SHARE CERTIFICATES

17	(a)	The Board shall keep or cause to be kept the Register and there shall be entered therein the particulars required under the Companies Act.

(b)         Subject to the provisions of the Companies Act, if the Board considers it necessary or appropriate, the Company may establish and maintain a principal or branch register of Shareholders at such location as the Board thinks fit and in the absence of any such determination, the Register shall be kept at the Registered Office.

18	(a)

Every share certificate shall be issued under the Seal or a facsimile thereof and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

(b)         Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled, without payment, to receive one (1) certificate for all such shares of any one (1) class or several certificates each for one (1) or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board from time to time determines.

(c)         Share certificates shall be issued within the relevant time limit as prescribed by the Companies Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

(d)         Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (e) of this Article. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(e)         The fee referred to in paragraph (d) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

(f)          Every Share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

19	(a)

In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one (1) certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(b)         If any Shares shall stand in the names of two (2) or more persons, the person first named in the Register shall be deemed to be sole holder thereof as regards service of notice and, subject to the provisions of these Articles, all or any other matter connected with the Company, except the transfer of the Share.

20          If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such fee (if any) and on such terms (if any) as to evidence and indemnity, and on the payment of expenses of the Company in investigating such evidence and preparing such indemnity as the Board shall think fit and, in case of defacement, on delivery of the old certificate to the Company for cancellation.

Annex B-10

LIEN

21          The Company shall have a first and paramount lien on every Share (not being a fully paid Share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of that Share; and the Company shall also have a first and paramount lien and charge on all Shares (other than fully paid-up Shares) standing registered in the name of a Shareholder, whether singly or jointly with any other person or persons, for all the debts and liabilities of such Shareholder or his estate to the Company and whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such Shareholder, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Shareholder or his estate and any other person, whether a Shareholder of the Company or not. The Company’s lien (if any) on a Share shall extend to all Dividends and bonuses declared in respect thereof. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any Share to be exempt wholly or partially from the provisions of this Article.

22          The Company may sell, in such manner as the Board thinks fit, any Shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until       the expiration of fourteen (14) days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of intention to sell in default, shall have been given, in the manner in which notices may be sent to Shareholders of the Company as provided in these Articles, to the registered holder for the time being of the Shares, or the person entitled by reason of such holder’s death, bankruptcy or winding-up to the Shares.

23          The net proceeds of such sale after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the Shares prior to the sale) be paid to the person entitled to the Shares at the time of the sale. For the purpose of giving effect to any such sale, the Board may authorise some person to transfer the Shares sold to the purchaser thereof and may enter the purchaser’s name in the Register as holder of the Shares, and the purchaser shall not be bound to see the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

24          Subject to these Articles and to the terms of allotment, the Board may from time to time make such calls as it thinks fit upon the Shareholders in respect of any moneys unpaid on the Shares held by them respectively (whether on account of the nominal value of the Shares or by way of premiums) and not by the conditions of allotment thereof made payable at a fixed time. A call may be made payable either in one sum or by instalments.

25          At least fourteen (14) clear days’ notice of any call shall be given to the relevant Shareholders specifying the time and place of payment and to whom such call shall be paid.

26          A copy of the notice referred to in Article 25 shall be sent to relevant Shareholders in the manner in which notices may be sent to Shareholders by the Company as herein provided.

27          Every Shareholder upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place or places as the Board shall appoint.

28          A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed.

29          The joint holders of a Share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such Share or other moneys due in respect thereof.

30          A call may be extended, postponed or revoked in whole or in part as the Board determines but no Shareholder shall be entitled to any such extension except as a matter of grace and favour.

Annex B-11

31          If the sum payable in respect of any call or instalment is not paid before or on the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as the Board shall fix from the day appointed for the payment thereof to the time of the actual payment, but the Board may waive payment of such interest wholly or in part.

32          No Shareholder shall be entitled to receive any Dividend or bonus or to be present or vote (save as proxy or authorised representative for another Shareholder) at any general meeting, either personally, or (save as proxy or authorised representative for another Shareholder) by proxy, or be reckoned in a quorum, or to exercise any other privilege as a Shareholder until all calls or instalments due from him to the Company, whether alone or jointly or jointly and severally with any other person, together with interest and expenses (if any) shall have been paid.

33          On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Shareholder sued is entered in the Register as the holder, or one of the holders, of the Shares in respect of which such debt accrues; that the resolution of the Board making the call has been duly recorded in the minute book of the Board; and that notice of such call was given to the Shareholder sued, in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

34	(a)

Any sum which by the terms of allotment of a Share is made payable upon allotment or at any fixed date, whether on account of the nominal value of the Share and/or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made and notified and payable on the date fixed for payment, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture and the like, shall apply as if such sums had become payable by virtue of a call duly made and notified.

(b)         Subject to the terms of allotment, the Board may on the issue of Shares differentiate between the allottees or holders as to the amount of calls to be paid and the time of payment.

35          The Board may, if it thinks fit, receive from any Shareholder willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any Shares held by him, and in respect of all or any of the moneys so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as the Board may decide but a payment in advance of a call shall not entitle the Shareholder to receive any Dividend subsequently declared or to exercise any other rights or privileges as a Shareholder in respect of the Share or the due portion of the Shares upon which payment has been advanced by such Shareholder before it is called up. The Board may at any time repay the amount so advanced upon giving to such Shareholder not less than one (1) Month’s notice in writing of its intention on that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the Shares in respect of which it was advanced.

TRANSFER OF SHARES

36          Subject to the Statutes, all transfers of Shares shall be effected by transfer in writing in the usual or common form or in such other form as the Board may accept provided always that it shall be in such a form prescribed by the Designated Stock Exchange and may be under hand only or, if the transferor or transferee is a Clearing House (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature or by such other means of execution as the Board may approve from time to time.

37          The instrument of transfer of any Share shall be executed by or on behalf of the transferor and by or on behalf of the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferor or the transferee or accept mechanically executed transfers in any case in which it in its absolute discretion thinks fit to do so. The transferor shall be deemed to remain the holder of the Share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board    from recognising a renunciation of the allotment or provisional allotment of any Share by the allottee in favour of some other person.

Annex B-12

38	(a)

The Board may, in its absolute discretion at any time and from time to time, remove any Share on the principal Register to any branch Register or any Share on any branch Register to the principal Register or any other branch Register.

(b)         Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time stipulate, and which agreement it shall, without giving any reason therefore, be entitled in its absolute discretion to give or withhold) no Shares on the principal Register shall be removed to any branch Register nor shall Shares on any branch Register be removed to the principal Register or any other branch Register and all removals and other documents of title relating to or affecting the title to any share or other securities of the Company shall be lodged for registration, and be registered, in the case of any Shares on a branch Register, at the Registered Office, and, in the case of any Shares on the principal Register, at the Transfer Office.

(c)         Notwithstanding anything contained in these Articles, the Company shall as soon as practicable and on a regular basis record in the principal Register all removals of Shares effected on any branch Register and shall at all times maintain the principal Register and all branch Registers in all respects in accordance with the Companies Act.

39          Fully paid Shares shall be free from any restriction with respect to the right of the holder thereof to transfer such Shares (except when permitted by the Designated Stock Exchange) and shall also be free from all liens. The Board however, may, in its absolute discretion, refuse to register a transfer of any Share which is not fully paid to a person of whom it does not approve or any Share issued under any share option scheme upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register a transfer of any Share (whether fully paid up or not) to more than four (4) joint holders or a transfer of any Shares (not being a fully paid up Share) on which the Company has a lien.

40          The Board may also decline to recognise any instrument of transfer unless:

(a)         a fee of such maximum as the Designated Stock Exchange may from time to time determine to be payable (or such lesser sum as the Board may from time to time require) has been paid to the Company;

(b)         the instrument of transfer is lodged at the Registered Office or, as the case may be, the Transfer Office accompanied by the certificate of the Shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do);

(c)         the instrument of transfer is in respect of only one class of Share;

(d)         the Shares concerned are free of any lien in favour of the Company; and

(e)         if applicable, the instrument of transfer is properly stamped.

41          If the Board shall refuse to register a transfer of any Share, it shall, within two (2) months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal and, except where the subject Share is not a fully paid Share, the reason(s) for such refusal.

42          Upon every transfer of Shares, the certificate in respect thereof held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the Shares transferred to him as provided in Article 18, and if any of the Shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him as provided in Article 18. The Company shall retain the instrument of transfer.

43          The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the Designated Stock Exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

Annex B-13

TRANSMISSION OF SHARES

44          In the case of the death of a Shareholder, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the Shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any Share solely or jointly held by him.

45          Any person becoming entitled to a Share in consequence of the death or bankruptcy or winding-up of a Shareholder may, upon such evidence as to his title being produced as may from time to time be required by the Board, and subject as hereinafter provided, elect either to be registered himself as holder of the Share or to have some person nominated by him registered as the transferee thereof.

46          If the person becoming entitled to a Share pursuant to Article 45 shall elect to be registered himself as the holder of such Share, he shall deliver or send to the Company a notice in writing signed by him, at (unless the Board otherwise agrees) the Registered Office, stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing a transfer of such Share to his nominee. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of Shares shall be applicable to any such notice or transfer as aforesaid as if the death, bankruptcy or winding-up of the Shareholder had not occurred and the notice or transfer were a transfer executed by such Shareholder.

47          A person becoming entitled to a Share by reason of the death, bankruptcy or winding-up of the holder shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, the Board may, if it thinks fit, withhold the payment of any Dividend payable or other advantages in respect of such Share until such person shall become the registered holder of the Share or shall have effectually transferred such Share, but, subject to the requirements of Article 76 being met, such a person may vote at general meetings of the Company.

FORFEITURE OF SHARES

48          If a Shareholder fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without prejudice to the provisions of Article 31, serve notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment.

49          The notice shall name a further day (not earlier than the expiration of fourteen (14) days from the date of the notice) on or before which the payment required by the notice is to be made, and it shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

50          If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all Dividends and bonuses declared in respect of the forfeited Share and not actually paid before the forfeiture. The Board may accept the surrender of any Share liable to be forfeited hereunder and in such cases references in these Articles to forfeiture shall include surrender.

51          Any Share so forfeited shall be deemed to be the property of the Company, and may be re-allotted, sold or otherwise disposed of on such terms and in such manner as the Board thinks fit and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Board thinks fit.

52          A person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, nevertheless, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the forfeited Shares, together with (if the Board shall in its discretion so require) interest thereon from the date of forfeiture until the date of actual payment (including the payment of such interest) at such rate not exceeding 20% per annum as the Board may prescribe, and the Board may enforce the payment thereof if it thinks fit, and without any deduction or allowance for the value

Annex B-14

of the Shares at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the Shares. For the purposes of this Article any sum which by the terms of issue of a Share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the Share or by way of premium, shall notwithstanding that such time has not yet arrived be deemed to be payable on the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

53          A certificate in writing that the declarant is a Director or the Secretary, and that a Share has been duly forfeited or surrendered on a date stated in the certificate, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the Share. The Company may receive the consideration, if any, given for the Share on any re-allotment, sale or disposition thereof and may execute a transfer of the Share in favour of the person to whom the Share is re-allotted, sold or disposed of and such person shall thereupon be registered as the holder of the Share, and shall not be bound to see to the application of the subscription or purchase money, (if any), nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, re-allotment, sale or disposal of such Share.

54          When any Share shall have been forfeited, notice of the forfeiture shall be given to the Shareholder in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

55          Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any Shares so forfeited shall have been re-allotted, sold or otherwise disposed of, cancel the forfeiture on such terms as it thinks fit or permit the Shares so forfeited to be bought back or redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the Shares, and upon such further terms (if any) as it thinks fit.

56          The forfeiture of a Share shall not prejudice the right of the Company to any call already made or any instalment payment thereon.

57	(a)

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by terms of issue of a Share, becomes payable at a fixed time, whether on account of the nominal value of the Share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

(b)         In the event of a forfeiture of Shares the Shareholder shall be bound to deliver and shall forthwith deliver to the Company the certificate or certificates held by him for the Shares so forfeited and in any event the certificates representing Shares so forfeited shall be void and of no further effect.

GENERAL MEETINGS

58          Other than the fiscal year of the Company’s adoption of these Articles, the Company shall in each fiscal year hold a general meeting as its annual general meeting in addition to any other meeting in that year at such time and place as may be determined by the Board and shall specify the meeting as such in the notice calling it. A meeting of the Shareholders or any class thereof may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence at such meetings.

59          All general meetings other than annual general meetings shall be called extraordinary general meetings.

60          The Board may, whenever it thinks fit, convene an extraordinary general meeting. Extraordinary general meetings shall also be convened on the requisition of one (1) or more Shareholders holding, at the date of deposit of the requisition, not less than one tenth of the paid up capital of the Company having the right of voting at general meetings. Such requisition shall be made in writing to the Board or the Secretary for the purpose of requiring an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition. Such meeting shall be held within two (2) Months after the deposit of such requisition. If within twenty-one (21) days of such deposit, the Board fails to proceed to convene

Annex B-15

such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

61          Every general meeting of the Company shall be called by at least ten (10) clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day, the hour and the agenda of the meeting and particulars of the resolutions to be considered at that meeting and the general nature of that business, and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company, provided that a meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it is so agreed:

(a)         in the case of a meeting called as the annual general meeting, by all the Shareholders entitled to attend and vote thereat; and

(b)         in the case of any other meeting, by a majority in number of the Shareholders having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) of the total voting rights at the meeting of all Shareholders.

62	(a)

The accidental omission to give any notice to, or the non-receipt of any notice by, any person entitled to receive notice shall not invalidate any resolution passed or any proceedings at any such meeting.

(b)         In the case where forms of proxy or notice of appointment of corporate representative are to be sent out with any notice, the accidental omission to send such forms of proxy or notice of appointment of corporate representative to, or the non-receipt of such forms by, any person entitled to receive notice of the relevant meeting shall not invalidate any resolution passed or any proceeding at any such meeting.

PROCEEDINGS AT GENERAL MEETINGS

63          All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the election of Directors.

64          For all purposes the quorum for a general meeting shall be two (2) Shareholders entitled to vote and present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in the Company throughout the meeting. No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless the requisite quorum shall be present at the time when the meeting proceeds to business and continues to be present until the conclusion of the meeting.

65          If within fifteen (15) minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Board, and if at such adjourned meeting a quorum is not present within fifteen (15) minutes from the time appointed for holding the meeting, the Shareholder or the Shareholders present in person (or, in the case of a Shareholder being a corporation by its duly authorised representative) or by proxy and entitled to vote shall be a quorum and may transact the business for which the meeting was called.

66          The chairman (if any) of the Company or if he is absent or declines to take the chair at such meeting, the vice chairman (if any) of the Company shall take the chair at every general meeting, or, if there be no such chairman or vice chairman, or, if at any general meeting neither of such chairman or vice chairman is present within fifteen (15) minutes after the time appointed for holding such meeting, or both such persons decline to take the chair at such meeting, the Directors present shall choose one of their number as chairman of the meeting, and if no Director be present or if all the Directors present decline to take the chair or if the chairman chosen shall retire from the chair, then the Shareholders present shall choose one of their number to be chairman of the meeting.

Annex B-16

67          The chairman of the meeting may, with the consent of any general meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days’ notice, specifying the place, the day and the hour of the adjourned meeting shall be given in the same manner as in the case of an original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, no notice of an adjournment or of the business to be transacted at any adjourned meeting needs to be given nor shall any Shareholder be entitled to any such notice. No business shall be transacted at an adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

68          At any general meeting a resolution put to the vote of the meeting shall be decided by poll save that the chairman of the meeting may, pursuant to the Designated Stock Exchange Rules, allow a resolution to be voted on by a show of hands. Where a show of hands is allowed, before or on the declaration of the result of the show of hands, a poll may be demanded by:

(a)         the chairman of such meeting or

(b)         any one Shareholder present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting.

69          Where a resolution is voted on by a show of hands, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded in favour of or against such resolution.

70          A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was required or demanded. There shall be no requirement for the chairman to disclose the voting figures on a poll. In the event that a poll is demanded after the chairman of the meeting allows a show of hands pursuant to Article 68, the demand for a poll may be withdrawn, with the consent of the chairman of the meeting, at any time before the close of the meeting at which the poll was demanded or the taking of the poll, whichever is the earlier.

71          Any poll on the election of a chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

72          All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to a second or casting vote. In case of any dispute as to the admission or rejection of any vote, the chairman of the meeting shall determine the same, and such determination shall be final and conclusive.

73          The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded, and, with the consent of the chairman, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

74          If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

Annex B-17

Votes of Shareholders

75          Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of Shares, at any general meeting on a poll every Shareholder present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy, shall have one (1) vote for every Share of which he is the holder which is fully paid or credited as fully paid (but so that no amount paid or credited as paid on a Share in advance of calls or instalments shall be treated for the purposes of this Article as paid on the Share), and on a show of hands every Shareholder who is present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy shall (save as provided otherwise in this Article) have one (1) vote. On a poll a Shareholder entitled to more than one (1) vote need not use all his votes or cast all his votes in the same way. Notwithstanding anything contained in these Articles, where more than one (1) proxy is appointed by a Shareholder which is a Clearing House (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one (1) vote on a show of hands and on a poll, each such proxy is under no obligation to cast all his votes in the same way.

76          Any person entitled under Article 47 to be registered as the holder of any Shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such Shares, provided that at least forty-eight (48) hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such Shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

77          Where there are joint registered holders of any Share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy, that one of the said persons so present whose name stands first on the Register in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased Shareholder, and several trustees in bankruptcy or liquidators of a Shareholder in whose name any Share stands shall for the purposes of this Article be deemed joint holders thereof.

78          A Shareholder of unsound mind or in respect of whom an order has been made by any court having jurisdiction in lunacy may vote, whether on a poll or on a show of hands, by his committee or receiver, or other person in the nature of a committee or receiver appointed by that court, and any such committee, receiver or other person may vote on a poll by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be delivered to such place or one of such places (if any) as is specified in accordance with these Articles for the deposit of instruments of proxy or, if no place is specified, at the Registered Office, not later than the latest time at which an instrument of proxy must, if it is to be valid for the meeting, be delivered.

79          Save as expressly provided in these Articles or otherwise determined by the Board, no person other than a Shareholder duly registered and who shall have paid everything for the time being due from him payable to the Company in respect of his Shares shall be entitled to be present or to vote (save as proxy or authorised representative for another Shareholder) whether personally, by proxy or by attorney or to be reckoned in the quorum, at any general meeting.

80          No objection shall be raised to the qualification of any person exercising or purporting to exercise a vote or the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

Appointment of Proxy and Corporate Representative

81          Any Shareholder entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Shareholder who is the holder of two (2) or more Shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Shareholder of the Company. On a poll or a show of hands votes may be given either personally (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy shall be entitled to exercise the same powers on behalf of a Shareholder who is an individual and for whom he acts as proxy as such Shareholder could

Annex B-18

exercise. In addition, a proxy shall be entitled to exercise the same powers on behalf of a Shareholder which is a corporation and for which he acts as proxy as such Shareholder could exercise if it were an individual Shareholder.

82          No appointment of a proxy shall be valid unless it names the person appointed and his appointor. The Board may, unless it is satisfied that the person purporting to act as proxy is the person named in the relevant instrument for his appointment and the validity and authenticity of the signature of his appointor, decline such person’s admission to the relevant meeting, reject his vote or, in the event that a poll is demanded after the chairman of the meeting allows a show of hands pursuant to Article 68, his demand for a poll and no Shareholder who may be affected by any exercise by the Board of its power in this connection shall have any claim against the Directors or any of them nor may any such exercise by the Board of its powers invalidate the proceedings of the meeting in respect of which they were exercised or any resolution passed or defeated at such meeting.

83          The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

84          The instrument appointing a proxy and, if requested by the Board, the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall be deposited at such place or one of such places (if any) as is specified in the notice of meeting or in the instrument of proxy issued by the Company (or, if no place is specified, at the Registered Office) not less than forty-right (48) hours before the time for holding the meeting or adjourned meeting (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) Months from the date of its execution, except at an adjourned meeting where the meeting was originally held within twelve (12) Months from such date. Delivery of an instrument appointing a proxy shall not preclude a Shareholder from attending and voting in person (or in the case of a Shareholder being a corporation, its duly authorised representative) at the meeting concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

85          Every instrument of proxy, whether for a specified meeting or otherwise, shall be in any common form or in such form as the Board may from time to time approve, provided that it shall not preclude the use of the two-way form. Any form issued to a Shareholder for use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which any business is to be transacted shall be such as to enable the Shareholder, according to his intentions, to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such business.

86          The instrument appointing a proxy to vote at a general meeting shall: (i) be deemed to confer authority upon the proxy to demand or join in demanding a poll and to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit; and (ii) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

87         A vote given in accordance with the terms of an instrument of proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy was executed or the transfer of the Share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its Registered Office, or at such other place as is referred to in Article 84, at least two (2) hours before the commencement of the meeting, or the taking of the poll, or adjourned meeting at which the instrument of proxy is used.

88	(a)

Any corporation which is a Shareholder may, by resolution of its directors or other governing body or by power of attorney, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Shareholders of the Company, and the person so authorised shall be entitled to exercise the same rights and powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder of the Company. References in these Articles to a Shareholder present in person at a meeting shall, unless the context otherwise requires, include a corporation which is a Shareholder represented at the meeting by such duly authorised representative.

Annex B-19

(b)         Where a Shareholder is a Clearing House (or its nominee(s)) or a central depository house (or its nominee(s)), it may authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any meeting of any class of Shareholders provided that if more than one person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. A person so authorised pursuant to the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) or a central depository house (or its nominee(s)) which he represents as that Clearing House (or its nominee(s)) or a central depository house (or its nominee(s)) could exercise as if such person were an individual Shareholder, including the right to vote.

89          No appointment of a corporate representative shall be valid unless it names the person authorised to act as the appointor’s representative and the appointor is also named. The Board may, unless it is satisfied that a person purporting to act as a corporate representative is the person named in the relevant instrument for his appointment, decline such person’s admission to the relevant meeting and/or reject his vote or demand for a poll and no Shareholder who may be affected by any exercise by the Board of its power in this connection shall have any claim against the Board or any of them nor may any such exercise by the Board of its powers invalidate the proceedings of the meeting in respect of which they were exercised or any resolution passed or defeated at such meeting.

REGISTERED OFFICE

90          The Registered Office of the Company shall be at such place in the Cayman Islands as the Board shall from time to time decide.

BOARD OF DIRECTORS

91          Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Company in general meeting. The Directors shall be elected or appointed in accordance with Articles 103, 104 and 105 and shall hold office until their successors are elected or appointed. The Company shall keep at its Registered Office a register of its directors and officers in accordance with the Companies Act.

92          A Director may at any time, by notice in writing signed by him delivered to the Registered Office or at the Head Office or at a meeting of the Board, appoint any person (including another Director) to act as alternate Director in his place during his absence and may in like manner at any time determine such appointment. If such person is not another Director such appointment unless previously approved by the Board shall have effect only upon and subject to being so approved. Any person so appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present. An alternate Director may be removed at any time by the body which appointed him and, subject thereto, the office appointment of an alternate Director shall continue until the happening of any event which, were he a Director, would cause him to vacate such office or if his appointor ceases to be a Director. Any appointment or removal of an alternate Director shall be effected by notice signed by the appointor and delivered to the Office or head office or tendered at a meeting of the Board. An alternate Director may act as alternate to more than one Director. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, however, such alternate Director or any other person may be re-appointed by the Directors to serve as an alternate Director PROVIDED always that, if at any meeting any Director retires but is re-elected at the same meeting, any appointment of such alternate Director pursuant to these Articles which was in force immediately before his retirement shall remain in force as though he had not retired.

Annex B-20

93	(a)

An alternate Director shall (subject to his giving to the Company an address, telephone and facsimile number within the territory of the Head Office for the time being for the giving of notices on him and except when absent from the territory in which the Head Office is for the time being situate) be entitled (in addition to his appointor) to receive and (in lieu of his appointor) to waive notices of meetings of the Board and of any committee of the Board of which his appointor is a member and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all the functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director his voting rights shall be cumulative. If his appointor is for the time being absent from the territory in which the Head Office is for the time being situate or otherwise not available or unable to act, his signature to any resolution in writing of the Directors or any such committee shall be as effective as the signature of his appointor. His attestation of the affixing of the Seal shall be as effective as the signature and attestation of his appointor. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.

(b)         An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the ordinary remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

(c)         A certificate by a Director (including for the purpose of this paragraph (c) an alternate Director) or the Secretary that a Director (who may be the one signing the certificate) was at the time of a resolution of the Directors or any committee thereof absent from the territory of the Head Office or otherwise not available or unable to act or has not supplied an address, telephone and facsimile number within the territory of the Head Office for the purposes of giving of notice to him shall in favour of all persons without express notice to the contrary, be conclusive of the matter so certified.

94          A Director or an alternate Director shall not be required to hold any qualification Shares but shall nevertheless be entitled to attend and speak at all general meetings of the Company and all meetings of any class of Shareholders of the Company.

95          Subject to the Designated Stock Exchange Rules, the Directors shall receive such remuneration as the Board may from time to time determine.

96          The Directors shall also be entitled to be repaid all travelling, hotel and other expenses reasonably incurred by them respectively in or about the performance of their duties as Directors, including their expenses of travelling to and from Board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.

97          The Board may grant special remuneration to any Director who shall perform or has performed any special or extra services at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be arranged.

98          Notwithstanding Articles 95, 96 and 97, the remuneration of a Director appointed to any other office in the management of the Company may from time to time be fixed by the Board and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration shall be in addition to his ordinary remuneration as a Director.

99          Payments to any Director or past director of the Company of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the director of the Company or past director is contractually or statutorily entitled) must be approved by the Company in general meeting.

Annex B-21

100        A Director shall vacate his office:

(a)         if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; or

(b)         if he dies or becomes of unsound mind as determined pursuant to an order made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the Board resolves that his office be vacated; or

(c)         if he absents himself from the meetings of the Board during a continuous period of six (6) months, without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board resolves that his office be vacated; or

(d)         if he becomes prohibited by any applicable law or Designated Stock Exchange Rules from acting as a Director, or he ceases to be a Director by virtue of any provision of any applicable law or Designated Stock Exchange Rules or is removed from office pursuant to these Articles; or

(e)         if by notice in writing delivered to the Company at its Registered Office or at the Head Office or tendered at a meeting of the Board he resigns his office; or

(f)          if he shall be removed from office by an Ordinary Resolution of the Company under Article 107; or

(g)         if he shall be removed from the office by notice in writing served on him signed by not less than ¾ in number (or if that is not a round number, the nearest lower round number) of the Directors (including himself) then in office.

101        No Director shall be required to vacate office or be ineligible for re-election or re-appointment as a Director, and no person shall be ineligible for appointment as a Director by reason only of his having attained any particular age.

102	(a)

Subject to the Companies Act and to these Articles, no Director or intended Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director so contracting or being any member or so interested be liable to account to the Company for any profit so realized by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship thereby established, provided that such Director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the Board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may subsequently be made by the Company. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7.N of Form 20F promulgated by the SEC, shall require the approval of the Audit Committee.

(b)         Any Director may continue to be or become a director or other officer or member of any other company in which the Company may be interested and (unless otherwise agreed between the Company and the Director) no such Director shall be liable to account to the Company or the Shareholders for any remuneration or other benefits received by him as a director or other officer or member of any such other company. The Directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them as directors or other officers of such company) and any Director may vote in favour of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or is about to be, appointed a director or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in the manner aforesaid.

Annex B-22

(c)         A Director may hold any other office or place of profit with the Company (except that of Auditors) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profit or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Articles.

(d)         A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director.

Notwithstanding the foregoing, no “Independent Director” as defined in Designated Stock Exchange Rules or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

APPOINTMENT OF DIRECTORS

103        The Company in general meeting may from time to time fix and may from time to time by Ordinary Resolution increase or reduce the maximum and minimum number of Directors but so that the number of Directors shall not be less than two (2).

104        Subject to the Articles and the Companies Act, the Company may from time to time in general meeting by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy or as an additional Director.

105        The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an additional Director but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time by the Shareholders in general meeting.

106        Unless otherwise provided by the rules of the Designated Stock Exchange, no person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting.

107        Subject to any provision to the contrary in these Articles, the Shareholders may by Ordinary Resolution remove any Director before the expiration of his term of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and may by Ordinary Resolution elect another person in his stead.

BORROWING POWERS

108        The Board may from time to time at its discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and uncalled capital or any part thereof.

109        The Board may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it thinks fit and in particular but subject to the provisions of the Companies Act, by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

110        Debentures, debenture stock, bonds and other securities (other than Shares which are not fully paid) may be made assignable free from any equities between the Company and the person to whom the same may be issued.

111        Any debentures, debenture stock, bonds or other securities (other than Shares) may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment or subscription of or conversion into Shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

Annex B-23

112        The Directors shall cause a proper register to be kept, in accordance with the provisions of the Companies Act, of all mortgages and charges specifically affecting the property of the Company and shall duly comply with such provisions of the Companies Act with regard to the registration of mortgages and charges as may be specified or required.

113        If the Company issues a series of debentures or debenture stock not transferable by delivery, the Board shall cause a proper register to be kept of the holders of such debentures.

114        Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Shareholders or otherwise, to obtain priority over such prior charge.

GENERAL POWERS OF THE DIRECTORS

115        The business of the Company shall be managed and conducted by the Board who, in addition to the powers and authorities by these Articles expressly conferred upon it, may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) and do all such acts and things as may be exercised or done or approved by the Company and are not hereby or by the Statutes expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Companies Act and of these Articles and to any regulations from time to time made by the Company in general meeting not being inconsistent with such provisions or these Articles, provided that no regulation so made shall invalidate any prior act of the Board which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

116        Without prejudice to the general powers conferred by these Articles, it is hereby expressly declared that the Board shall have the following powers:

(a)         to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any Share at par or at such premium and on such other terms as may be agreed; and

(b)         to give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

117        The Board may, from time to time, and except as required by applicable law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

CHAIRMAN AND OTHER OFFICERS

118        The Board may from time to time elect or otherwise appoint one of them to the office of chairman of the Company and another to be the vice chairman of the Company (or two or more vice chairmen) and determine the period for which each of them is to hold office. The chairman of the Company or, in his absence, the vice chairman of the Company shall preside as chairman at meetings of the Board, but if no such chairman or vice chairman be elected or appointed, or if at any meeting the chairman or vice chairman is not present within five (5) minutes after the time appointed for holding the same and willing to act, the Directors present shall choose one of their number to be chairman of such meeting. The provisions of Article 98 shall mutatis mutandis apply to any Directors elected or otherwise appointed to any office in accordance with the provisions of this Article.

PROCEEDINGS OF THE DIRECTORS

119        The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings and proceedings as it thinks fit and may determine the quorum necessary for the transaction of business. Unless otherwise determined two (2) Directors shall be a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum separately in respect of himself (if a Director) and in respect of each Director for whom he is an alternate and his voting rights shall be cumulative and he need not use all his votes or cast all his votes in the same way. A meeting of the Board or any committee of the Board may be held by

Annex B-24

means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

120        A Director may, and on the request of a Director the Secretary shall, at any time summon a meeting of the Board which may be held in any part of the world, but no such meeting shall be summoned to be held outside the territory in which the Head Office is for the time being situate without the prior approval of the Board. Notice thereof shall be given to each Director and alternate Director in person orally or in writing or by telephone or by telex or telegram or facsimile transmission at the telephone or facsimile number or address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine. A Director absent or intending to be absent from the territory in which the Head Office is for the time being situate may request the Board or the Secretary that notices of Board meetings shall during his absence be sent in writing to him at his last known address, facsimile or telex number or any other address, facsimile or telex number given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to the other Directors not so absent and in the absence of any such request it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from such territory.

121        Subject to Article 102, questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the chairman of the meeting shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

122        A meeting of the Board for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under these Articles for the time being vested in or exercisable by the Board generally.

123	(a)

Subject to applicable law and the Designated Stock Exchange Rules, the Board may delegate any of their powers to any committee (including, without limitation, an Audit Committee, Compensation Committee or Remuneration Committee and Nomination Committee), consisting of one or more Directors. They may also delegate to any managing Director or any Director holding any other office such of their powers as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of its own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two (2) or more Members shall be governed by the provisions of the Articles regulating the proceedings of Directors so far as they are capable of applying. Where a provision of the Articles refers to the exercise of a power, authority or discretion by the Directors and that power, authority or discretion has been delegated by the Directors to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

(b)         The Board may delegate any of its powers to any other committees consisting of such Director or Directors and other person(s) as it thinks fit, and they may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Board.

124        All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company.

125        The meetings and proceedings of any such committee consisting of two (2) or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and are not replaced by any regulations imposed by the Board pursuant to Article 123, indicating, without limitation, any committee charter adopted by the Board for purposes or in respect of any such committee.

Annex B-25

126        All acts bona fide done by any meeting of the Board or by any such committee or by any person acting as a Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of such Director or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or member of such committee.

127        The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of the Board meeting, the continuing Director or Directors may act for the purpose of increasing the number of Directors to that number of the necessary quorum or of summoning a general meeting of the Company but for no other purpose.

128	(a)

A resolution in writing signed by all the Directors (or their respective alternate Directors) shall be as valid and effectual as if it had been passed at a meeting of the Board duly convened and held. Any such resolutions in writing may consist of several documents in like form each signed by one or more of the Directors or alternate Directors.

(b)         Where a Director is, on the date on which a resolution in writing is last signed by a Director, absent from the territory in which the Head Office is for the time being situated, or cannot be contacted at his last known address or contact telephone or facsimile number, or is temporarily unable to act through ill-health or disability and, in each case, his alternate (if any) is affected by any of these events, the signature of such Director (or his alternate) to the resolution shall not be required, and the resolution in writing, so long as such a resolution shall have been signed by at least two (2) Directors or their respective alternates who are entitled to vote thereon or such number of Directors as shall form a quorum, shall be deemed to have been passed at a meeting of the Board duly convened and held, provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors (or their respective alternates) for the time being entitled to receive notices of meetings of the Board at their respective last known address, telephone or facsimile number or, if none, at the Head Office and provided further that no Director is aware of or has received from any Director any objection to the resolution.

(c)         A certificate signed by a Director (who may be one of the signatories to the relevant resolution in writing) or the Secretary as to any of the matters referred to in paragraph (a) or (b) of this Article shall in the absence of express notice to the contrary of the person relying thereon, be conclusive of the matters stated on such certificate.

MINUTES AND CORPORATE RECORDS

129	(a)	The Board shall cause minutes to be made of:

(i)          all appointments of officers made by it;

(ii)         the names of the Directors present at each meeting of the Board and of committees appointed pursuant to Article 123; and

(iii)        all resolutions and proceedings at all meetings of the Company and of the Board and of such committees.

(b)         Any such minutes shall be conclusive evidence of any such proceedings if they purport to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting.

Secretary

130        The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit, and any Secretary so appointed may, without prejudice to his right under any contract with the Company, be removed by the Board. Anything by the Companies Act or these Articles required or authorised to be done by or to the Secretary, if the office is vacant or there is for any other reason no Secretary

Annex B-26

capable of acting, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specifically on behalf of the Board.

131        The Secretary shall attend all meetings of the Shareholders and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Companies Act and these Articles, together with such other duties as may from time to time be prescribed by the Board.

132        A provision of the Companies Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of the Secretary.

General Management and Use of the Seal

133	(a)

Subject to the Companies Act, the Company shall have one or more Seals as the Board may determine, and may have a Seal for use outside the Cayman Islands. The Board shall provide for the safe custody of each Seal, and no Seal shall be used without the authority of the Board or a committee authorised by the Board in that behalf.

(b)         Every instrument to which a Seal shall be affixed shall be signed autographically by one Director and the Secretary, or by two (2) Directors, or by any person or persons (including a Director and/or the Secretary) appointed by the Board for the purpose, provided that as regards any certificates for Shares or Debentures or other securities of the Company, the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature other than autographic or may be printed thereon as specified in such resolution or that such certificates need not be signed by any person.

(c)         The Company may have a Securities Seal for use for sealing certificates for shares or other securities issued by the Company and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document and any such certificates or other document to which such Securities Seal is affixed shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid. The Board may by resolution determine that the affixation of Securities Seal on certificates for shares or other securities issued by the Company be dispensed with or be affixed by printing the image of the Securities Seal on such certificates.

134        All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

135	(a)

The Board may from time to time and at any time, by power of attorney under the Seal, appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

(b)         The Company may, by writing under its Seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the Seal duly affixed by the Company.

Annex B-27

136        The Board may establish an Audit Committee, a Compensation Committee or Remuneration Committee and a Nomination Committee and, if such committees are established, it shall adopt formal written charters for such committees and review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles and shall have such powers as the Board may delegate pursuant to Article 123(a). Each of the Audit Committee, the Compensation Committee or the Remuneration Committee and the Nomination Committee, if established, shall consist of such number of directors as the Board shall from time to time determine (or such minimum number as may be required from time to time by any Designated Stock Exchange). For so long as any class of Shares are listed on a Designated Stock Exchange, the Compensation Committee or the Remuneration Committee and the Nomination Committee shall be made up of such number of Independent Directors as required from time to time by any rules of the Designated Stock Exchange or otherwise required by applicable law.

137        The Board may establish any committees, regional or local boards or agencies for managing any of the affairs of the Company in any place, and may appoint any persons to be members of such committees, regional or local boards or agencies and may fix their remuneration (either by way of salary or by commission or by conferring the right to participation in the profits of the Company or by a combination of two (2) or more of these modes) and pay the working expenses of any staff employed by them upon the business of the Company. The Board may delegate to any committee, regional or local board or agent any of the powers, authorities and discretions vested in the Board (other than its powers to make calls and forfeit Shares), with power to sub-delegate, and may authorise the members of any regional or local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

138       The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds or personal pension plans for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the spouses, widows, widowers, families and dependants of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or employment.

AUTHENTICATION OF DOCUMENTS

139	(a)

Any Director or the Secretary or other authorised officer of the Company shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies of extracts; and where any books, records, documents or accounts are elsewhere than at the Registered Office or the Head Office, the local manager or such other officer of the Company having the custody thereof shall be deemed to be the authorised officer of the Company as aforesaid.

(b)         A document purporting to be a document so authenticated or a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any local board or committee, or of any books, records, documents or accounts or extracts therefrom as aforesaid, and which is certified as aforesaid, shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that the document authenticated (or, if this be authenticated as aforesaid, the matter

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so authenticated) is authentic or, as the case may be, that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting or, as the case may be, that the copies of such books, records, documents or accounts were true copies of their originals or as the case may be, the extracts of such books, records, documents or accounts are true and accurate records of the books, records, documents or accounts from which they were extracted.

CAPITALISATION OF RESERVES

140	(a)

The Board may resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts which are available for distribution (including its share premium account and capital redemption reserve fund, subject to the Companies Act) and to appropriate such sums to the holders of Shares on the Register at the close of business on the date of the relevant resolution (or such other date as may be specified therein or determined as provided therein) in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of Dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid.

(b)         Subject to the Companies Act, whenever such a resolution as aforesaid shall have been passed, the Board shall make all appropriations and applications of the reserves or profits and undivided profits resolved to be capitalised thereby, and attend to all allotments and issues of fully paid Shares, debentures, or other securities and generally shall do all acts and things required to give effect thereto. For the purpose of giving effect to any resolution under this Article, the Board may settle any difficulty which may arise in regard to a capitalisation issue as it thinks fit, and in particular may disregard fractional entitlements or round the same up or down and may determine that cash payments shall be made to any Shareholders in lieu of fractional entitlements or that fractions of such value as the Board may determine may be disregarded in order to adjust the rights of all parties or that fractional entitlements shall be aggregated and sold and the benefit shall accrue to the Company rather than to the Shareholders concerned, and no Shareholders who are affected thereby shall be deemed to be, and they shall be deemed not to be, a separate class of Shareholders by reason only of the exercise of this power. The Board may authorise any person to enter on behalf of all Shareholders interested in a capitalisation issue any agreement with the Company or other(s) providing for such capitalisation and matters in connection therewith and any agreement made under such authority shall be effective and binding upon all concerned. Without limiting the generality of the foregoing, any such agreement may provide for the acceptance by such persons of the Shares, debentures or other securities to be allotted and distributed to them respectively in satisfaction of their claims in respect of the sum so capitalised.

(c)         The provisions of paragraph (e) of Article 147 shall apply to the power of the Company to capitalise under this Article as it applies to the grant of election thereunder mutatis mutandis and no Shareholder who may be affected thereby shall be, and they shall be deemed not to be, a separate class of Shareholders by reason only of the exercise of this power.

Dividends and Reserves

141        Subject to the Companies Act and these Articles, the Company in general meeting may declare Dividends in any currency but no Dividends shall exceed the amount recommended by the Board.

142	(a)

The Board may subject to Article 143 from time to time pay to the Shareholders such interim Dividends as appear to the Board to be justified by the financial conditions and the profits of the Company and, in particular but without prejudice to the generality of the foregoing, if at any time the share capital of the Company is divided into different classes, the Board may pay such interim Dividends in respect of those Shares in the capital of the Company which confer to the holders thereof deferred or non-preferential rights as well as in respect of those Shares which confer on the holders thereof preferential rights with regard to Dividend and provided that the Board acts bona fide it shall not incur any responsibility to the holders of Shares conferring any preference for any damage that they may suffer by reason of the payment of an interim Dividend on any Shares having deferred or non-preferential rights.

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(b)         The Board may also pay half-yearly or at other suitable intervals to be settled by it any Dividend which may be payable at a fixed rate if the Board is of the opinion that the financial conditions and the profits of the Company justify the payment.

(c)         The Board may in addition from time to time declare and pay special Dividends of such amounts and on such dates and out of such distributable funds of the Company as it thinks fit, and the provisions of paragraph (a) of this Article as regards the power and exemption from liability of the Board as relate to the declaration and payment of interim Dividends shall apply, mutatis mutandis, to the declaration and payment of any such special Dividends.

143	(a)	No Dividend shall be declared or paid or shall be made otherwise than in accordance with the Companies Act.

(b)         Subject to the provisions of the Companies Act but without prejudice to paragraph (a) of this Article, where any asset, business or property is bought by the Company as from a past date (whether such date be before or after the incorporation of the Company) the profits and losses thereof as from such date may at the discretion of the Board in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company, and be available for Dividend accordingly. Subject as aforesaid, if any Shares or securities are purchased cum Dividend or interest, such Dividend or interest may at the discretion of the Board be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof or to apply the same towards reduction of or writing down the book cost of the asset, business or property acquired.

(c)         Subject to paragraph (d) of this Article all Dividends and other distributions in respect of Shares shall be stated and discharged, in the case of Shares denominated in any currency, in such currency, provided that the Board may determine in the case of any distribution that Shareholders may elect to receive the same in any other currency selected by the Board, converted at such rate of exchange as the Board may determine.

(d)         If, in the opinion of the Board, any Dividend or other distribution in respect of Shares or any other payment to be made by the Company to any Shareholder is of such a small amount as to make payment to that Shareholder in the relevant currency impracticable or unduly expensive either for the Company or the Shareholder then such Dividend or other distribution or other payment may, at the absolute discretion of the Board, be, if this be practicable, converted at such rate of exchange as the Board may determine and paid or made in the currency of the country of the relevant Shareholder (as indicated by the address of such Shareholder on the Register).

144        Notice of the declaration of an interim Dividend shall be given in such manner as the Board shall determine.

145        No Dividend or other moneys payable on or in respect of a Share shall bear interest as against the Company.

146        Whenever the Board or the Company in general meeting has resolved that a Dividend be paid or declared, the Board may further resolve that such Dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, or in any one or more of such ways, with or without offering any rights to Shareholders to elect to receive such Dividend in cash, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Shareholders upon the footing of the value so fixed in order to adjust the rights of all parties and may determine that fractional entitlements shall be aggregated and sold and the benefit shall accrue to the Company rather than to the Shareholders concerned, and may vest any such specific assets in trustees as may seem expedient to the Board and may authorise any person to sign any requisite instruments of transfer and other documents on behalf of all Shareholders interested in the Dividend and such instrument and document shall be effective. The Board may further authorise any person to enter into on behalf of all Shareholders having an interest in any agreement with the Company or other(s) providing for such Dividend and matters in connection therewith and any such agreement made under such authority shall be effective. The Board may resolve that no such assets shall be made available or made to Shareholders with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might,

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in the opinion of the Board, be unlawful or impracticable or the legality or practicality of which may be time consuming or expensive to ascertain whether in absolute terms or in relation to the value of the holding of Shares of the Shareholder concerned and in any such event the only entitlement of the Shareholders aforesaid shall be to receive cash payments as aforesaid. Shareholders affected as a result of exercise by the Board of its discretion under this Article shall not be, and shall be deemed not to be, a separate class of Shareholders for any purposes whatsoever.

147	(a)	Whenever the Board or the Company in general meeting has resolved that a Dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve, either:

(i)          that such Dividend be satisfied wholly or in part in the form of an allotment of Shares credited as fully paid on the basis that the Shares so allotted shall be of the same class or classes as the class or classes already held by the allottee, provided that the Shareholders entitled thereto will be entitled to elect to receive such Dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(A)        the basis of any such allotment shall be determined by the Board;

(B)         the Board, after determining the basis of allotment, shall give not less than ten (10) clear days’ notice in writing to the Shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(C)         the right of election may be exercised in respect of the whole or part of that portion of the Dividend in respect of which the right of election has been accorded; and

(D)        Dividend (or that part of the Dividend to be satisfied by the allotment of Shares as aforesaid) shall not be payable in cash in respect whereof the cash election has not been duly exercised (the “non-elected Shares”) and in lieu and in satisfaction thereof Shares shall be allotted credited as fully paid to the holders of the non-elected Shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company’s reserve accounts (including any special account, or share premium account (if there be any such reserve)) as the Board may determine, a sum equal to the aggregate nominal amount of the Shares to be allotted on such basis and apply the same in paying up in full the appropriate number of Shares for allotment and distribution to and amongst the holders of the non-elected Shares on such basis;

or

(ii)         that Shareholders entitled to such Dividend will be entitled to elect to receive an allotment of Shares credited as fully paid in lieu of the whole or such part of the Dividend as the Board may think fit on the basis that the Shares so allotted shall be of the same class or classes as the class or classes of Shares already held by the allottee. In such case, the following provisions shall apply:

(A)        the basis of any such allotment shall be determined by the Board;

(B)         the Board, after determining the basis of allotment, shall give not less than ten (10) clear days’ notice in writing to the Shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(C)         the right of election may be exercised in respect of the whole or part of that portion of the Dividend in respect of which the right of election has been accorded; and

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(D)        the Dividend (or that part of the Dividend in respect of which a right of election has been accorded) shall not be payable on Shares in respect whereof the Share election has been duly exercised (the “elected Shares”) and in lieu thereof Shares shall be allotted credited as fully paid to the holders of the elected Shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company’s reserve accounts (including any special account, contributed surplus account, share premium account and capital redemption reserve fund (if there be any such reserve)) as the Board may determine, a sum equal to the aggregate nominal amount of the Shares to be allotted on such basis and apply the same in paying up in full the appropriate number of Shares for allotment and distribution to and amongst the holders of the elected Shares on such basis.

(b)         The Shares allotted pursuant to the provisions of paragraph (a) of this Article shall rank pari passu in all respects with the Shares then in issue and held by the allottee in respect of which they were allotted, save only as regards participation:

(i)          in the relevant Dividend (or the right to receive or to elect to receive an allotment of Shares in lieu thereof as aforesaid); or

(ii)         in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant Dividend unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (a) of this Article in relation to the relevant Dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall have specified that the Shares to be allotted pursuant to the provisions of paragraph (a) of this Article shall rank for participation in such distribution, bonus or rights.

(c)         The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (a) of this Article with full power to the Board to make such provisions as it thinks fit in the case of Shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Shareholders concerned), and no Shareholders who will be affected thereby shall be, and they shall be deemed not to be, a separate class of Shareholders by reason only of the exercise of this power. The Board may authorise any person to enter into on behalf of all Shareholders interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(d)         The Company may upon the recommendation of the Board by Ordinary Resolution resolve in respect of any one particular Dividend that notwithstanding the provisions of paragraph (a) of this Article a Dividend may be satisfied wholly in the form of an allotment of Shares credited as fully paid without offering any right to Shareholders to elect to receive such Dividend in cash in lieu of such allotment.

(e)         The Board may on any occasion determine that rights of election and the allotment of Shares under paragraph (a) of this Article shall not be made available or made to any Shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of such rights of election or the allotment of Shares would or might be unlawful or impracticable or the legality or practicability of which may be time consuming or expensive to ascertain whether in absolute terms or in relation to the value of the holding of Shares of the Shareholder concerned, and in such event the provisions aforesaid shall be read and construed subject to such determination and no Shareholder who may be affected by any such determination shall be, and they shall be deemed not to be, a separate class of Shareholders for any purposes whatsoever.

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(f)          Subject to the Designated Stock Exchange Rules, any resolution declaring a Dividend or other distribution on Shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or made to the persons registered as the holder of such Shares at the close of business on a particular date or at a particular time on a particular date, and thereupon the Dividend or other distribution shall be payable or made to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such Dividend or other distribution between the transferors and transferees of any such Shares. The provisions of this Article shall mutatis mutandis apply to determining the Shareholders entitled to receive notice and vote at any general meeting of the Company, bonuses, capitalisation issues, distributions of realised and unrealised capital profits or other distributable reserves or accounts of the Company and offers or grants made by the Company to the Shareholders.

148        The Board may, before recommending any Dividend, set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the absolute discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for equalising Dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like absolute discretion, either be employed in the business of the Company or be invested in such investments (other than Shares) as the Board may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve, carry forward any profits which it may think prudent not to distribute by way of Dividend.

149        Unless and to the extent that the rights attached to any Shares or the terms of issue thereof otherwise provide, all Dividends shall (as regards any Shares not fully paid throughout the period in respect of which the Dividend is paid) be apportioned and paid pro rata according to the amounts paid or credited as paid on the Shares during any portion or portions of the period in respect of which the Dividend is paid. For the purposes of this Article no amount paid on a Share in advance of calls pursuant to Article 35 shall be treated as paid on the Share.

150	(a)

The Board may retain any Dividends or other moneys payable on or in respect of a Share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

(b)         The Board may deduct from any Dividend or other money payable to any Shareholder all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

151        Any general meeting sanctioning a Dividend may make a call on the Shareholders of such amount as the meeting fixes, but so that the call on each Shareholder shall not exceed the Dividend payable to him, and so that the call shall be made payable at the same time as the Dividend, and the Dividend may, if so arranged between the Company and the Shareholder, be set off against the call.

152        A transfer of Shares shall not, as against the Company but without prejudice to the rights of the transferor and transferee inter se, pass the right to any Dividend or bonus declared thereon before the registration of the transfer.

153        If two (2) or more persons are registered as joint holders of any Share, any one of such persons may give effectual receipts for any Dividends and other moneys payable and bonuses, rights and other distributions in respect of such Shares.

154        Unless otherwise directed by the Board, any Dividend or other moneys payable or bonuses, rights or other distributions in respect of any Share may be paid or satisfied by cheque or warrant or certificate or other documents or evidence of title sent through the post to the registered address of the Shareholder entitled, or, in the case of joint holders, to the registered address of that one whose name stands first in the Register in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct. Every cheque, warrant, certificate or other document or evidence of title so sent shall be made payable to the order of the person to whom it is sent or, in the case of certificates or other documents or evidence of title as aforesaid, in favour of the Shareholder(s) entitled thereto, and the payment on any such cheque or warrant by the banker upon whom it is drawn shall operate as a good discharge to the

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Company in respect of the Dividend and/or other moneys represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Every such cheque, warrant, certificate or other document or evidence of title as aforesaid shall be sent at the risk of the person entitled to the Dividend, money, bonus, rights and other distributions represented thereby.

155        All Dividends, bonuses or other distributions or the proceeds of the realisation of any of the foregoing unclaimed for one (1) year after having been declared by the Company until claimed and, notwithstanding any entry in any books of the Company may be invested or otherwise made use of by the Board for the benefit of the Company or otherwise howsoever, and the Company shall not be constituted a trustee in respect thereof. All Dividends, bonuses or other distributions or the proceeds of the realisation of any of the foregoing unclaimed for six (6) years after having been declared may be forfeited by the Board and, upon such forfeiture, shall revert to the Company and, in the case where any of the same are securities of the Company, may be re-allotted or re-issued for such consideration as the Board thinks fit and the proceeds thereof shall accrue to the benefit of the Company absolutely.

RECORD DATE

156	(a)

For the purpose of determining Shareholders entitled to notice of, or to vote at any meeting of Shareholders or any adjournment thereof, or Shareholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of Shareholders for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not in any case exceed sixty (60) clear days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders, the Register shall be so closed for at least ten (10) clear days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

(b)         In lieu of, or apart from, closing the Register, the Directors may fix in advance or arrears a date as the record date for any such determination of Shareholders entitled to notice of, or to vote at any meeting of the Shareholders or any adjournment thereof, or for the purpose of determining the Shareholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of Shareholders for any other purpose.

(c)         If the Register is not so closed and no record date is fixed for the determination of Shareholders entitled to notice of, or to vote at, a meeting of Shareholders or Shareholders entitled to receive payment of a dividend or other distribution, the date on which notice of the meeting is sent or posted or the date on which the resolution of the Directors resolving to pay such dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Shareholders. When a determination of Shareholders entitled to vote at any meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

ANNUAL RETURNS

157        The Board shall make or cause to be made such annual or other returns or filings as may be required to be made in accordance with the Companies Act.

ACCOUNTS

158        The Board shall cause proper books of account to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipts and expenditure take place; and of the assets and liabilities of the Company and of all other matters required by the Companies Act necessary to give a true and fair view of the state of the Company’s affairs and to show and explain its transactions. The financial year end of the Company shall be 31 March in each calendar year or as otherwise determined by the Board.

159        The books of account shall be kept at the Head Office or at such other place or places as the Board thinks fit and shall always be open to the inspection of the Directors.

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160        No Shareholder (not being a Director) or other person shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Act or ordered by a court of competent jurisdiction or authorised by the Board or the Company in general meeting.

161	(a)

The Board shall from time to time cause to be prepared and laid before the Company at its annual general meeting profit and loss accounts and balance sheets of the Company and such other reports and documents as may be required by law and the Designated Stock Exchange Rules. The accounts of the Company shall be prepared and audited based on the generally accepted accounting principles, the International Accounting Standards, or such other standards as may be permitted by the Designated Stock Exchange.

(b)         Subject to paragraph (c) below, every balance sheet of the Company shall be signed on behalf of the Board by two (2) of the Directors and a copy of every balance sheet (including every document required by law to be comprised therein or annexed thereto) and profit and loss account which is to be laid before the Company at its annual general meeting held in accordance with these Article, together with a copy of the Directors’ report and a copy of the Auditors’ report thereon, shall, not less than ten (10) clear days before the date of the meeting be delivered or sent by post to every Shareholder and every Debenture Holder of the Company and every other person entitled to receive notices of general meetings of the Company under the provisions of these Articles, provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any Shares or Debentures, but any Shareholder or Debenture Holder to whom a copy of those documents has not been sent shall be entitled to receive a copy free of charge on application at the Head Office or the Registered Office. If all or any of the Shares or Debentures or other securities of the Company shall for the time being be (with the consent of the Company) listed or dealt in on any stock exchange or market, there shall be forwarded to such stock exchange or market such number of copies of such documents as may for the time being be required under its regulations or practice.

(c)         Subject to the Designated Stock Exchange Rules, the Company may send summarised financial statements to Shareholders who has, in accordance with the Designated Stock Exchange Rules, consented and elected to receive summarised financial statements instead of the full financial statements. The summarised financial statements must be accompanied by any other documents as may be required under the Designated Stock Exchange Rules and must be sent to the Shareholders not less than ten (10) clear days before the general meeting to those Shareholders that have consented and elected to receive the summarised financial statements.

AUDITORS

162	(a)

Subject to applicable law and rules of the Designated Stock Exchange, the Board shall appoint an Auditor to audit the accounts of the Company and such Auditor shall hold office until the Board appoints another Auditor. Such Auditor may be a Shareholder but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor. The remuneration of the Auditor shall be fixed by the Board. If the office of Auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

(b)         The Shareholders may by Ordinary Resolution appoint one or more firms of Auditors to hold office until the conclusion of the next annual general meeting on such terms and with such duties as may be agreed with the Board, but if an appointment is not made, the Auditors in office shall continue in office until a successor is appointed. A Director, officer or employee of any such Director, officer or employee shall not be appointed Auditors of the Company. The Board may fill any casual vacancy in the office of Auditors, but while any such vacancy continues the surviving or continuing Auditors (if any) may act. The remuneration of the Auditors shall be fixed by the Shareholders in general meeting by Ordinary Resolution or in such manner as the Shareholders may determine.

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(c)         The Board may remove the Auditor at any time before the expiration of his term of office and may by resolution appoint another Auditor in his stead.

163        The Auditors of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information as may be necessary for the performance of his or their duties. Subject to the Companies Act, the Auditors shall audit every balance sheet and profit and loss account of the Company in each year and prepare an Auditors’ report thereon to be annexed thereto. Such report shall be laid before the Company in the annual general meeting.

164        No person other than the retiring Auditors shall be appointed as Auditors at an annual general meeting unless notice of an intention to nominate that person to the office of Auditors has been given to the Company not less than fourteen (14) clear days before the annual general meeting, and the Company shall send a copy of any such notice to the retiring Auditors and shall give notice thereof to the Shareholders not less than seven (7) days before the annual general meeting provided that the above requirement for sending a copy of such notice to the retiring Auditors may be waived by notice in writing by the retiring Auditors to the Secretary.

165        All acts done by any person acting as Auditors shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in their appointment or that they were at the time of their appointment not qualified for appointment or subsequently became disqualified.

NOTICES

166	(a)

Except where otherwise expressly stated, any notice or document to be given to or by any person pursuant to these Articles shall be in writing or, to the extent permitted by the Companies Act and the Designated Stock Exchange Rules from time to time and subject to this Article, contained in an electronic communication. A notice calling a meeting of the Board need not be in writing.

(b)         Except where otherwise expressly stated, any notice or document to be given to or by any person pursuant to these Articles may be served on or delivered to any Shareholder either personally or by sending it through the post in a prepaid envelope or wrapper addressed to such Shareholder at his registered address as appearing in the register or by leaving it at that address addressed to the Shareholder or by any other means authorised in writing by the Shareholder concerned or (other than share certificate) by publishing it by way of advertisement in the appropriate newspapers in accordance with the requirements of the Designated Stock Exchange. In case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders. Without limiting the generality of the foregoing but subject to the Companies Act and the Designated Stock Exchange Rules, a notice or document may be served or delivered by the Company to any Shareholder by electronic means to such address as may from time to time be authorised by the Shareholder concerned or by publishing it on a website and notifying the Shareholder concerned that it has been so published.

(c)         Any such notice or document may be served or delivered by the Company by reference to the register as it stands at any time not more than fifteen (15) days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery. Where any notice or document is served or delivered to any person in respect of a share in accordance with these Articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

(d)         Any notice or document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid envelope or wrapper addressed to the Company or to such officer at the Head Office or Registered Office.

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(e)         The Board may from time to time specify the form and manner in which a notice may be given to the Company by electronic means, including one or more addresses for the receipt of an electronic communication, and may prescribe such procedures as they think fit for verifying the authenticity or integrity of any such electronic communication. Any notice may be given to the Company by electronic means only if it is given in accordance with the requirements specified by the Board.

167	(a)

Any Shareholder who fails (and, where a Share is held by joint holders, where the first joint holder named on the register fails) to supply his registered address or a correct registered address to the Company for service of notices and documents on him shall not (and where a Share is held by joint holders, none of the other joint holders whether or not they have supplied a registered address shall) be entitled to service of any notice or documents by the Company and any notice or document which is otherwise required to be served on him may, if the Board in its absolute discretion so elects (and subject to them re-electing otherwise from time to time), be served, in the case of notices, by displaying a copy of such notice conspicuously at the Registered Office and the Head Office or, if the Board sees fit, by advertisement in the appropriate newspapers in accordance with the requirements of the Designated Stock Exchange, and, in the case of documents, by posting up a notice conspicuously at the Registered Office and the Head Office addressed to such Shareholder which notice shall state the address at which he served in the manner so described which shall be sufficient service as regards Shareholders with no registered or incorrect addresses, provided that nothing in this paragraph (b) shall be construed as requiring the Company to serve any notice or document on any Shareholder with no or an incorrect registered address for the service of notice or document on him or on any Shareholder other than the first named on the register of members of the Company.

(b)         If on three (3) consecutive occasions notices or other documents have been sent through the post to any Shareholder (or, in the case of joint holders of a share, the first holder named on the register) at his registered address but have been returned undelivered, such Shareholder (and, in the case of joint holders of a Share, all other joint holders of the share) shall not thereafter be entitled to receive or be served (save as the Board may elect otherwise pursuant to paragraph (a) of this Article) and shall be deemed to have waived the service of notices and other documents from the Company until he shall have communicated with the Company and supplied in writing a new registered address for the service of notices on him.

168        Any notice or other document, if sent by mail, postage prepaid, shall be deemed to have been served or delivered on the day following that on which the letter, envelope, or wrapper containing the same is put into the post. In proving such service it shall be sufficient to prove that the letter, envelope or wrapper containing the notice or document was properly addressed and put into the post as prepaid mail. Any notice or document not sent by post but left by the Company at a registered address shall be deemed to have been served or delivered on the day it was so left. Any notice or document, if sent by electronic means (including through any relevant system), shall be deemed to have been given on the day following that on which the electronic communication was sent by or on behalf of the Company. Any notice or document served or delivered by the Company by any other means authorised in writing by the Shareholder concerned shall be deemed to have been served when the Company has carried out the action it has been authorised to take for that purpose. Any notice or other document published by way of advertisement or on a website shall be deemed to have been served or delivered on the day it was so published.

169        A notice or document may be given by the Company to the person entitled to a Share in consequence of the death, mental disorder, bankruptcy or liquidation of a Shareholder by sending it through the post in a prepaid envelope or wrapper addressed to him by name, or by the title of representative of the deceased, the trustee of the bankrupt or the liquidator of the Shareholder, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice or document in any manner in which the same might have been given if the death, metal disorder, bankruptcy or winding up had not occurred.

170        Any person who by operation of law, transfer or other means whatsoever shall become entitled to any Share shall be bound by every notice in respect of such share which prior to his name and address being entered on the register shall have been duly served to the person from whom he derives his title to such share.

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171        Any notice or document delivered or sent by post to, or left at the registered address of any Shareholder in pursuance of these Articles, shall notwithstanding that such Shareholder be then deceased, bankrupt or wound up and whether or not the Company has notice of his death, bankruptcy or winding up, be deemed to have duly served in respect of any registered Shares whether held solely or jointly with other persons by such Shareholder until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such Shares.

172        The signature to any notice or document to be given by the Company may be written or printed.

INFORMATION

173        No Shareholder (not being a Director) shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company which in the opinion of the Board will be inexpedient in the interests of the Shareholders of the Company to communicate to the public.

WINDING UP

174        Subject to the Companies Act, a resolution that the Company be wound up by the Court or be wound up voluntarily shall be passed by way of a Special Resolution. The Board shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

175        If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the Shareholders in proportion to the capital paid up on the Shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed, subject to the rights of any Shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the capital paid on the Shares held by them respectively. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

176        If the Company shall be wound up (in whatever manner) the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Companies Act, divide among the Shareholders in specie or kind the whole or any part of the assets of the Company whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders and the Shareholders within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of Shareholders as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any Shares or other assets upon which there is a liability.

INDEMNITY

177        The Directors, alternate Directors, Secretary and other officers for the time being of the Company and the trustees (if any) for the time being acting in relation to any of the affairs of the Company, and their respective executors or administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their executors or administrators, shall or may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own dishonesty, wilful default or fraud, and none of them shall be answerable for the acts, receipts, neglects or defaults of any other of them, or for joining in any receipt for the sake of conformity, or for any bankers or other persons with whom any moneys or effects of the Company shall be lodged or deposited for safe custody, or for the insufficiency or deficiency of any security upon which any moneys of the Company shall be placed out or invested, or for any other loss, misfortune or damage which may arise in the execution of their respective offices or trusts, or in relation thereto, except as the same shall happen by or through their own dishonesty, wilful default or fraud. The Company may take out and pay the premium and other moneys for the maintenance of insurance, bonds and other instruments

Annex B-38

for the benefit either of the Company or the Directors (and/or other officers) or any of them to indemnify the Company and/or Directors (and/or other officers) named therein for this purpose against any loss, damage, liability and claim which they may suffer or sustain in connection with any breach by the Directors (and/or other officers) or any of them of their duties to the Company.

UNTRACEABLE SHAREHOLDERS

178        The Company may exercise the power to cease sending cheques for Dividend entitlements or Dividend warrants by post if such cheques or warrants remain uncashed on two (2) consecutive occasions or after the first occasion on which such a cheque or warrant is returned undelivered.

179	(a)	The Company shall have the power to sell, in such manner as the Board thinks fit, any Shares of a Shareholder who is untraceable, but no such sale shall be made unless:

(i)          during the period of twelve (12) years prior to the date of the advertisements referred to in sub-paragraph (ii) below (or, if published more than once, the first thereof) at least three (3) Dividends or other distributions in respect of the Shares in question have become payable or been made and no Dividend or other distribution in respect of the Shares during that period has been claimed;

(ii)         the Company has caused an advertisement to be inserted in newspapers of its intention to sell such Shares and a period of three (3) months has elapsed since the date of such advertisement (or, if published more than once, the first thereof); and

(iii)        the Company has not at any time during the said periods of twelve (12) years and three (3) months received any indication of the existence of the holder of such Shares or of a person entitled to such Shares by death, bankruptcy or operation of law.

(b)         To give effect to any such sale the Board may authorise any person to transfer the said Shares and the instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such Shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such proceeds it shall become indebted to the former Shareholder for an amount equal to such net proceeds. Notwithstanding any entries made by the Company in any of its books or otherwise howsoever, no trusts shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Shareholder holding the Shares sold is dead, bankrupt, wound up or otherwise under any legal disability or incapacity.

DESTRUCTION OF DOCUMENTS

180        The Company may destroy:

(a)         any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(b)         any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two (2) years from the date on which such mandate, variation, cancellation or notification was recorded by the Company;

(c)         any instrument of transfer of Shares which has been registered at any time after the expiry of six (6) years from the date of registration;

(d)         any other document, on the basis of which any entry in the Register is made, at any time after the expiry of six (6) years from the date on which an entry in the Register was first made in respect of it;

Annex B-39

and it shall conclusively be presumed in favour of the Company that every Share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company provided always that:

(i)          the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(ii)         nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (i) above are not fulfilled; and

(iii)        references in this Article to the destruction of any document include reference to its disposal in any manner.

Annex B-40

Annex C

PLAN OF MERGER

THIS PLAN OF MERGER is made on _________________ between:

(1)         HGHC 3 Corp., a company incorporated in the British Virgin Islands, with company number 2143914, whose registered office is at Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands (the Merging Company); and

(2)         JVSPAC Acquisition Corp., a company incorporated in the British Virgin Islands, with company number 2060649, whose registered office is at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands (the Surviving Company or the SPAC).

BACKGROUND

(A)        Hotel101 Global Pte Ltd., Hotel of Asia, Inc., DoubleDragon Corporation, DDPC Worldwide Pte. Ltd., Hotel101 Worldwide Private Limited, the SPAC, Hotel101 Global Holdings Corp. (the PubCo), HGHC 4 Pte. Ltd. and the Merging Company have entered into an agreement and plan of merger dated 8 April 2024 and a first amendment to agreement and plan of merger dated 3 September 2024 (together, the Merger Agreement), pursuant to which, among other things, the Merging Company will merge with and into the Surviving Company, with the Surviving Company being the surviving company in accordance with the terms and conditions set forth therein.

(B)         The parties to this Plan of Merger wish to merge in accordance with the Act.

(C)         This Plan of Merger is the plan of merger for the Merger for the purposes of the Act.

(D)        Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Merger Agreement.

IT IS AGREED as follows.

1.           In this Plan of Merger:

(a)         Act means the BVI Business Companies Act 2004, as amended;

(b)         Articles of Merger means the articles of merger for the Merger executed by the Merging Company and the SPAC, in accordance with the requirements of the Act;

(c)         BVI Registrar means the registrar of corporate affairs of the British Virgin Islands appointed under the Act;

(d)         Effective Time means such time on the date subsequent thereto, not exceeding 30 days which is mutually agreed between the Merging Company and the SPAC and specified in the Articles of Merger;

(e)         Merger means the merger between the Merging Company and the SPAC pursuant to this Plan of Merger, with the SPAC being the surviving company;

(f)          PubCo Ordinary Share means a class A ordinary share of the PubCo;

(g)         SPAC Class A Ordinary Shares means the class A ordinary shares with no par value of the SPAC;

(h)         SPAC Class B Ordinary Shares means the class B ordinary shares with no par value of the SPAC;

(i)          SPAC Ordinary Shares means the SPAC Class A Ordinary Shares and the SPAC Class B Ordinary Shares; and

(j)          definitions in the Act apply in this Plan of Merger unless the context requires otherwise.

Annex C-1

2.           The Merging Company and the SPAC are the constituent companies.

3.           The SPAC is the surviving company, which shall continue to be named “JVSPAC Acquisition Corp.”.

4.           The Merging Company is authorised to issue a maximum of 50,000 ordinary shares of a single class with a par value of US$1.00.

5.           The Merging Company has one ordinary share in issue, each of which is entitled to vote on the Merger as one class.

6.           The SPAC is authorised to issue a maximum of 111,000,000 shares with no par value divided into 100,000,000 class A ordinary shares, 10,000,000 class B ordinary shares and 1,000,000 preferred shares.

7.           The SPAC has [•] class A ordinary shares and [•] class B ordinary shares in issue, each of which are entitled to vote on the Merger. No preferred shares of the SPAC are issued and outstanding.

8.           The Merger will take place at the Effective Time.

9.           The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Merger Agreement. In particular, at the Effective Time, and in accordance with the terms and conditions of the Merger:

(a)         each SPAC Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the SPAC Dissenting Shares (as defined below)) shall automatically be cancelled and cease to exist in exchange for the right to receive, without interest, one PubCo Ordinary Share;

(b)         if there are any SPAC Ordinary Shares that are owned by the SPAC as treasury shares or any SPAC Ordinary Shares owned by any direct or indirect subsidiary of the SPAC immediately prior to the Effective Time, such SPAC Ordinary Shares shall be cancelled and shall cease to exist without any conversion thereof or payment or other consideration therefor;

(c)         each SPAC Ordinary Share (the SPAC Dissenting Shares) owned by SPAC shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to the Act (the SPAC Dissenting Shareholders) shall thereafter represent only the right to receive the applicable payments set forth in the Merger Agreement, unless and until such SPAC Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, dissent from the Merger pursuant to the Act with respect to any SPAC Dissenting Shares;

(d)         each share of the Merging Company that is issued and outstanding immediately prior to the Effective Time shall automatically convert into one class A ordinary share of the Surviving Company, which shall constitute the only outstanding share of the Surviving Company; and

(e)         the Surviving Company will automatically:

(i)          have vested in it all assets of every description, including choses in action and business of each constituent company, and all rights, privileges, immunities, powers, objects and purposes of each constituent company; and

(ii)         be liable for all claims against, debts, liabilities and obligations of each constituent company.

10.         The current memorandum and articles of association of the SPAC shall remain as the memorandum and articles of association of the Surviving Company until such time as duly altered or amended.

11.         The directors of the Surviving Company shall be [•].

12.         Each party will execute any document of any kind, and do any other act or thing, that is reasonably necessary to give effect to the Merger.

13.         This Plan of Merger may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this Plan of Merger.

14.         The laws of the British Virgin Islands govern this Plan of Merger and its interpretation.

Annex C-2

Signatures

Merging Company
Signed for and on behalf of
HGHC 3 Corp.
By:
Name:
Title:	Director
Surviving Company
Signed for and on behalf of
JVSPAC Acquisition Corp.
By:
Name:
Title:	Director

Annex C-3

Annex D

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT

( NO. 16 OF 2004 )

AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

JVSPAC Acquisition Corp.

Incorporated the 20 April 2021

(Amended and restated on [•])

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

(the “Act”)

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

JVSPAC Acquisition Corp.

(Amended and restated on [•])

1            NAME

              The name of the Company is “JVSPAC Acquisition Corp.”.

2            COMPANY LIMITED BY SHARES

              The Company is a company limited by shares. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

3            REGISTERED OFFICE

              The first registered office of the Company will be situated at the office of the registered agent which is at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands or such other place as the directors or members may from time to time decide, being the office of the registered agent.

4            REGISTERED AGENT

              The first registered agent of the Company will be Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands or such other registered agent as the directors or members may decide from time to time.

5            GENERAL OBJECTS AND POWERS

Subject to Regulation 6 below the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the BVI Business Companies Act, 2004 or as the same may be revised from time to time, or any other law of the British Virgin Islands.

6            LIMITATIONS ON THE COMPANY’S BUSINESS

For the purposes of section 9(4) of the Act the Company has no power to:

(a)         carry on banking or trust business, unless it is licensed under the Banks and Trust Companies Act, 1990;

(b)         carry on business as an insurance or as a reinsurance company, insurance agent or insurance broker, unless it is licensed under an enactment authorising it to carry on that business;

(c)         carry on the business of company management unless it is licensed under the Companies Management Act, 1990;

(d)         carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands; or

(e)         carry on the business as a mutual fund, mutual fund manager or mutual fund administrator unless it is licensed under the Mutual Funds Act, 1996.

Annex D-2

7            AUTHORISED SHARES

(a)         The Company is authorised to issue a maximum of 111,000,000 shares with no par value divided into three classes of shares as follows:

(i)          100,000,000 class A ordinary shares with no par value (Class A Ordinary Shares);

(ii)         10,000,000 class B ordinary shares with no par value (Class B Ordinary Shares and together with the Class A Ordinary Shares being referred to as Ordinary Shares); and

(iii)        1,000,000 preferred shares with no par value (Preferred Shares).

              (b)         Each Ordinary Share in the Company confers on the holder (unless waived by such holder):

(i)          subject to Clause 9, the right to one vote at a meeting of the members of the Company or on any resolution of the members of the Company;

(ii)         the right to an equal share in any dividend paid by the Company in accordance with the Act; and

(iii)        the right to an equal share in the distribution of the surplus assets of the Company.

(c)         The rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be stated in this Memorandum of Association, which shall be amended accordingly prior to the issue of such Preferred Shares. Such rights, privileges, restrictions and conditions may include:

(i)          the number of shares and series constituting that class and the distinctive designation of that class;

(ii)         the dividend rate of the shares of that class, if any, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in relation to, the dividends payable on any other class or classes of shares (including the Ordinary Shares);

(iii)        whether that class shall have voting rights, and, if so, the terms of such voting rights;

(iv)        whether that class shall have conversion or exchange privileges, and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the board of directors shall determine;

(v)         whether or not the Preferred Shares of that class shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting shares for redemption if less than all Preferred Shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount maybe less than fair value and which may vary under different conditions and at different dates;

(vi)        whether that class shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of Preferred Shares of that class, and, if so, the terms and amounts of such sinking fund;

(vii)       the right of the Preferred Shares of that class to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional shares (including additional shares of such class of any other class) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition or any subsidiary of any outstanding Preferred Shares of the Company;

Annex D-3

(viii)      the right of the Preferred Shares of that class in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and whether such rights be in preference to, or in relation to, the comparable rights or any other class or classes of shares; and

(viiii)     any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of that class.

8            REGISTERED SHARES ONLY

              Shares in the Company may only be issued as registered shares and the Company is not authorised to issue bearer shares. Registered shares may not be exchanged for bearer shares or converted to bearer shares.

9            AMENDMENTS

              Subject to the provisions of the Act, the Company shall by resolution of the directors or members have the power to amend or modify any of the conditions contained in this Memorandum of Association.

Annex D-4

We, Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands, for the purpose of incorporating a BVU business company under the laws of the British Virgin Islands hereby sign this Memorandum of Association.

Dated [•]

Incorporator

Signed for and on behalf of Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands

________________________________

Signature of authorised signatory

________________________________

Print name

Annex D-5

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

JVSPAC Acquisition Corp.

(Amended and restated on [•])

1            INTERPRETATION

              References in these Articles of Association (“Articles”) to the Act shall mean the BVI Business Companies Act, 2004. The following Articles shall constitute the Articles of the Company. In these Articles, words and expressions defined in the Act shall have the same meaning and, unless otherwise required by the context, the singular shall include the plural and vice versa, the masculine shall include the feminine and the neuter and references to persons shall include corporations and all legal entities capable of having a legal existence.

2            SHARES

              Every person whose name is entered as a member in the share register, being the holder of registered shares, shall without payment, be entitled to a certificate signed by a director or under the common seal of the Company with or without the signature of any director or officer of the Company specifying the share or shares held and the par value thereof, provided that in respect of shares held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all.

              If a certificate is worn out or lost it may be renewed on production of the worn out certificate, or on satisfactory proof of its loss together with such indemnity as the directors may reasonably require. Any member receiving a share certificate shall indemnify and hold the Company and its officers harmless from any loss or liability which it or they may incur by reason of wrongful or fraudulent use or representation made by any person by virtue of the possession of such a certificate.

3            SHARES AND VARIATION OF RIGHTS

              Subject to the provisions of these Articles, the unissued shares of the Company (whether forming part of the original or any increased authorised shares) shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration, being not less than the par value of the shares being disposed of, and upon such terms and conditions as the directors may determine.

              Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share in the Company may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise as the directors may from time to time determine.

              Subject to the provisions of the Act in this regard, shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such shares may determine.

              The directors may redeem any share issued by the Company at a premium.

              If at any time the Company is authorised to issue shares of more than one class the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by such variation.

Annex D-6

              The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith. For the avoidance of doubt, the initial issuance of any Preferred Shares with rights as contemplated at Clause 7(c) of the Memorandum of Association above shall not be considered as a variation of the rights of the Ordinary Shares or any other class of Preferred Share then in issue.

              Except as required by the Act, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except as provided by these Articles or by the Act) any other rights in respect of any share except any absolute right to the entirety thereof by the registered holder.

4            TRANSFER OF SHARES

              Shares in the Company shall be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. The instrument of transfer shall also be signed by the transferee if registration as a holder of the shares imposes a liability to the Company on the transferee. The instrument of transfer of a registered share shall be sent to the Company for registration.

              Subject to the Memorandum of Association, these Articles and to Section 54(5) of the Act, the Company shall, on receipt of an instrument of transfer, enter the name of the transferee of the share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in the resolution.

5            TRANSMISSION OF SHARES

              Subject to Sections 52(2) and 53 of the Act, the executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognised by the Company as having any title to his share, save that and only in the event of death, incompetence or bankruptcy of any member or members of the Company as a consequence of which the Company no longer has any directors or members, then upon the production of any documentation which is reasonable evidence of the applicant being entitled to:

(a)         a grant of probate of the deceased’s will, or grant of letters of administration of the deceased’s estate, or confirmation of the appointment as executor or administrator (as the case may be), of a deceased member’s estate; or

(b)         the appointment of a guardian of an incompetent member; or

(c)         the appointment as trustee of a bankrupt member; or

(d)         upon production of any other reasonable evidence of the applicant’s beneficial ownership of, or entitlement to the shares,

              to the Company’s registered agent in the British Virgin Islands together with (if so requested by the registered agent) a notarised copy of the share certificate(s) of the deceased, incompetent or bankrupt member, an indemnity in favour of the registered agent and appropriate legal advice in respect of any document issued by a foreign court, then the administrator, executor, guardian or trustee in bankruptcy (as the case may be) notwithstanding that their name has not been entered in the share register of the Company, may by written resolution of the applicant, endorsed with written approval by the registered agent, be appointed a director of the Company or entered in the share register as the legal and or beneficial owner of the shares.

              The production to the Company of any document which is reasonable evidence of:

(a)         a grant of probate of the will, or grant of letters of administration of the estate, or confirmation of the appointment as executor, of a deceased member; or

(b)         the appointment of a guardian of an incompetent member; or

Annex D-7

(c)         the trustee of a bankrupt member; or

(d)         the applicant’s legal and or beneficial ownership of the shares,

shall be accepted by the Company even if the deceased, incompetent member or bankrupt member is domiciled outside the British Virgin Islands if the document is issued by a foreign court which had competent jurisdiction in the matter. For the purposes of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

              Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

              Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

              What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

6            ACQUISITION OF OWN SHARES

              Subject to the provisions of the Act in this regard, the directors may, on behalf of the Company purchase, redeem or otherwise acquire any of the Company’s own shares for such consideration as they consider fit, and either cancel or hold such shares as treasury shares. The directors may dispose of any shares held as treasury shares on such terms and conditions as they may from time to time determine. Shares may be purchased or otherwise acquired in exchange for newly issued shares in the Company.

7            MEETINGS OF MEMBERS

              The directors may convene meetings of the members of the Company at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members entitled to exercise at least thirty (30) percent of the voting rights in respect of the matter for which the meeting is requested.

              Seven (7) days notice at the least specifying the place, the day and the hour of the meeting and general nature of the business to be conducted shall be given in the manner hereinafter mentioned to such persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting.

              Notwithstanding Article 20, a meeting of members held in contravention of the requirement to give notice is valid if members holding a ninety (90) percent majority of:

(a)         the total voting rights on all the matters to be considered at the meeting; or

(b)         the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with an absolute majority of the remaining votes,

have waived notice of the meeting and, for this purpose, the presence of a member at the meeting shall be deemed to constitute waiver on his part.

              The inadvertent failure of the directors to give notice of a meeting to a member or the fact that a member has not received the notice, shall not invalidate the meeting.

Annex D-8

8            PROCEEDINGS AT MEETINGS OF MEMBERS

              No business shall be transacted at any meeting unless a quorum of members is present at the time when the meeting proceeds to business. A quorum shall consist of the holder or holders present in person or by proxy entitled to exercise at least fifty (50) percent of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

              If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting shall be dissolved.

              At every meeting the members present shall choose someone of their number to be the chairman (the “Chairman”). If the members are unable to choose a Chairman for any reason, then the person representing the greatest number of voting shares present at the meeting shall preside as Chairman failing which the oldest individual member present at the meeting or failing any member personally attending the meeting, the proxy present at the meeting representing the oldest member of the Company, shall take the chair.

              The Chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

              At any meeting a resolution put to the vote of the meeting shall be decided on a show of hands by a simple majority unless a poll is (before or on the declaration of the result of the show of hands) demanded:

              (a)         by the Chairman; or

              (b)         by any member present in person or by proxy and holding not less than one tenth of the total voting shares issued by the Company and having the right to vote at the meeting.

              Unless a poll be so demanded, a declaration by the Chairman that a resolution has, on a show of hands been carried, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be sufficient evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

              If a poll is duly demanded it shall be taken in such manner as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

              In the case of an equality of votes, whether on a show of hands, or on a poll, the Chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall be entitled to a second or casting vote.

9            VOTES OF MEMBERS

              At any meeting of members whether on a show of hands or on a poll every holder of a voting share present in person or by proxy shall have one vote for every voting share of which he is the holder.

              Subject to the Memorandum of Association or these Articles, an action that may be taken by members of the Company at a meeting of members may also be taken by a resolution of members consented to in writing or by telex, telegram, cable or other written electronic communication, without the need for any notice.

              If a committee is appointed for any member who is of unsound mind, that member may vote by such committee.

              If two or more persons are jointly entitled to a registered share or shares and if more than one of such persons shall vote in person or by proxy at any meeting of members or in accordance with the terms of Article 31, the vote of that person whose name appears first among such voting joint holders in the share register shall alone be counted.

              Votes may be given either personally or by proxy.

Annex D-9

              The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

              Subject to Article 38 below, an instrument appointing a proxy shall be in such form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.

              The instrument appointing a proxy shall be in writing under the hand of the appointer unless the appointer is a corporation or other form of legal entity other than one or more individuals holding as joint owner in which case the instrument appointing a proxy shall be in writing under the hand of an individual duly authorised by such corporation or legal entity to execute the same. The Chairman of any meeting at which a vote is cast by proxy so authorised may call for a notarially certified copy of such authority which shall be produced within seven days of being so requested failing which the vote or votes cast by such proxy shall be disregarded.

10          CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

              Any corporation or other form of corporate legal entity which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the members or any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

11          DIRECTORS

              Subject to any subsequent amendment to change the number of directors, the number of the directors shall be not less than one or more than fifteen.

              The first director or directors shall be appointed by the registered agent of the Company. Thereafter, the directors shall be appointed by the members or the directors for such terms as the members or directors may determine and may be removed by the members or the directors by way of a resolution.

              Notwithstanding the provisions of Section 114 of the Act, each director holds office until his successor takes office or until his earlier death, resignation or removal by the members as per Article 41 or a resolution passed by the majority of the remaining directors.

              A vacancy in the board of directors may be filled by a resolution of members or a resolution passed by the majority of the remaining directors.

              A director shall not require a share qualification, but nevertheless shall be entitled to attend and speak at any meeting of the members and at any separate meeting of the holders of any class of shares in the Company.

              A director, by writing under his hand deposited at the registered office of the Company, may from time to time appoint another director or another person to be his alternate. Every such alternate shall be entitled to be given notice of meetings of the directors and to attend and vote as a director at any such meeting at which the director appointing him is not personally present and generally at such meeting to have and exercise all the powers, rights, duties and authorities of the director appointing him. Every such alternate shall be deemed to be an officer of the Company and shall not be deemed to be an agent of the director appointing him. If undue delay or difficulty would be occasioned by giving notice to a director of a resolution of which his approval is sought in accordance with Article 70 his alternate (if any) shall be entitled to signify approval of the same on behalf of that director. The remuneration of an alternate shall be payable out of the remuneration payable to the director appointing him, and shall consist of such portion of the last mentioned remuneration as shall be agreed between such alternate and the director appointing him. A director by writing under his hand deposited at the registered office of the Company may at any time revoke the appointment of an alternate appointed by him. If a director shall die or cease to hold the office of director, the appointment of his alternate shall thereupon cease and terminate.

              The directors may, by resolution, fix the emolument of directors in respect of services rendered or to be rendered in any capacity to the Company. The directors may also be paid such travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors or meetings of the members, or in connection with the business of the Company as shall be approved by resolution of the directors.

Annex D-10

              Any director who, by request, goes or resides abroad for any purposes of the Company, or who performs services which in the opinion of the Board go beyond the ordinary duties of a director, may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as shall be approved by resolution of the directors.

              The Company may pay to a director who at the request of the Company holds any office (including a directorship) in, or renders services to, any company in which the Company may be interested, such remuneration (whether by way of salary, commission, participation in profits or otherwise) in respect of such office or services as shall be approved by resolution of the directors.

              The office of director shall be vacated if the director:

(a)         is removed from office by resolution of members; or

(b)         is removed from office by resolution of the directors of the Company; or

(c)         becomes disqualified to act as a director under Section 111 of the Act.

              (a)         A director may hold any other office or position of profit under the Company (except that of auditor) in conjunction with his office of director, and may act in a professional capacity to the Company on such terms as to remuneration and otherwise as the directors shall arrange.

              (b)         A director may be or become a director or officer of, or otherwise be interested in any company promoted by the Company, or in which the Company may be interested, as a member or otherwise and no such director shall be accountable for any remuneration or other benefits received by him as director or officer or from his interest in such other company. The directors may also exercise the voting powers conferred by the shares in any other company held or owned by the Company in such manner in all respects as they think fit, including the exercise thereof in favour of any resolutions appointing them, or of their number, directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company. A director may vote in favour of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or be about to become, a director or officer of such other company, and as such in any other manner is, or may be, interested in the exercise of such voting rights in the manner aforesaid.

              (c)          No director shall be disqualified by his office from contracting with the Company either as a vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director shall be in any way interested be voided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement, by reason of such director holding that office or by reason of the fiduciary relationship thereby established, provided the procedure in Article 50 (d) below is followed.

              (d)         A director of the Company shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose such interest to the board of directors.

              (e)         A director of the Company is not required to comply with Article 50(d) above if:

(i)          the transaction or proposed transaction is between the director and the Company; and

(ii)         the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions.

(f)          For the purposes of Article 50(d) above, a disclosure to the board to the effect that a director is a member, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction.

(g)         Subject to Section 125(1) of the Act, the failure by a director to comply with Article 50(d) does not affect the validity of a transaction entered into by the director or the Company.

Annex D-11

12          OFFICERS

              The directors of the Company may, by resolution of directors, appoint officers of the Company at such times as shall be considered necessary or expedient, and such officers may consist of a President, one or more Vice Presidents, a Secretary, and a Treasurer and/or such other officers as may from time to time be deemed desirable. The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modifications in such duties as may be prescribed by the directors thereafter, but in the absence of any specific allocation of duties it shall be the responsibility of the President to manage the day to day affairs of the Company, the Vice Presidents to act in order of seniority in the absence of the President, but otherwise to perform such duties as may be delegated to them by the President, the Secretary to maintain the registers, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the Treasurer to be responsible for the financial affairs of the Company.

              Any person may hold more than one office and no officer need be a director or member of the Company. The officers shall remain in office until removed from office by the directors, whether or not a successor is appointed.

              Any officer who is a body corporate may appoint any person its duly authorised representative for the purpose of representing it and of transacting any of the business of the officers.

13          POWERS OF DIRECTORS

              The business of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company, and may exercise all such powers of the Company necessary for managing and for directing and supervising, the business and affairs of the Company as are not by the Act or by these Articles required to be exercised by the members subject to any delegation of such powers as may be authorised by these Articles and permitted by the Act and to such requirements as may be prescribed by resolution of the members, but no requirement made by resolution of the members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

              The board of directors may entrust to and confer upon any director or officer any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to the provisions of Section 110 of the Act, the directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committees so formed shall in the exercise of powers so delegated conform to any regulations that may be imposed on it by the directors or the provisions of the Act.

              The directors may from time to time by power of attorney appoint any company, firm or person or body of persons to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles) and for such period and subject to such conditions as the directors think fit.

              Any director who is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at meetings of the directors and of transacting any of the business of the directors.

              All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be, in such manner as the directors shall from time to time by resolution determine.

              The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

              The continuing directors may act notwithstanding any vacancy in their body, save that if the number of directors shall have been fixed at two or more persons and by reason of vacancies having occurred in the board of directors there shall be only one continuing director, he shall be authorised to act alone only for the purpose of appointing another director.

Annex D-12

14          PROCEEDINGS OF DIRECTORS

              The meetings of the board of directors and any committee thereof shall be held at such place or places as the directors shall decide.

              The directors may elect a chairman (the “Chairman of the Board of Directors”) of their meeting and determine the period for which he is to hold office. If no such Chairman of the Board of Directors is elected, or if at any meeting the Chairman of the Board of Directors is not present at the time appointed for holding the meeting, the directors present may choose one of their members to be Chairman of the Board of Directors for the meeting. If the directors are unable to choose a Chairman of the Board of Directors, for any reason, then the oldest director present at the meeting shall preside as the Chairman of the Board of Directors.

              The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality in votes the Chairman shall have a second or casting vote. A director may at any time summon a meeting of the directors. If the Company shall have only one director, the provisions hereinafter contained for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters and in lieu of minutes of a meeting shall record in writing and sign a note of memorandum of all matters requiring a resolution of the directors. Such note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

              A director shall be given not less than three (3) days notice of a meeting of the directors.

              Notwithstanding Article 64, a meeting of directors held in contravention of Article 64 is valid if a majority of the directors, entitled to vote at the meeting, have waived the notice of the meeting; and, for this purpose, the presence of a director at the meeting shall be deemed to constitute waiver on his part.

              The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice shall not invalidate the meeting.

              A meeting of the directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-third of the total number of directors with a minimum of two (2), or in the case of only one director a minimum of one (1).

              If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

              Any one or more members of the board of directors or any committee thereof may participate in a meeting of such board of directors or committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participating by such means shall constitute presence in person at a meeting.

              A resolution approved by a majority of the directors for the time being entitled to receive notice of a meeting of the directors or of a committee of the directors and taking the form of one or more documents in writing or by telefax or other written or electronic communication shall be as valid and effectual as if it had been passed at a meeting of the directors or of such committee duly convened and held, without the need for any notice.

15          INDEMNITY

              Subject to the provisions of the Act, the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)         is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)         is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

Annex D-13

16          SEAL

              The directors shall provide for the safe custody of the common seal of the Company. The common seal when affixed to any instrument except as provided in Article 2, shall be witnessed by a director or officer of the Company or any other person so authorised from time to time by the directors. The directors may provide for a facsimile of the common seal and approve the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the common seal has been affixed to such instrument and the same had been signed as hereinbefore described.

17          DISTRIBUTIONS

              Subject to the provisions of the Act, the directors of a Company may, by resolution, authorise a distribution by the Company at a time, and of an amount, and to any members they think fit if they are satisfied, on reasonable grounds, that the Company will, immediately after the distribution, satisfy the solvency test as stipulated in Section 56 of the Act.

              Subject to the rights of the holders of shares entitled to special rights as to distributions, all distributions shall be declared and paid according to the par value of the shares in issue, excluding those shares which are held by the Company as Treasury Shares at the date of declaration of the distribution.

              The directors may, before recommending any distribution, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at their discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit.

              If several persons are registered as joint holders of any share, any of them may give effectual receipt for any distribution or other monies payable on or in respect of the share.

              Notice of any distribution that may have been declared shall be given to each member in manner hereinafter mentioned and all distributions unclaimed for three years after having been declared may be forfeited by the directors for the benefit of the Company.

              No distribution shall bear interest against the Company.

18          COMPANY RECORDS

              The Company shall keep records that:

(a)         are sufficient to show and explain the Company’s transactions; and

(b)         will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

              The Company shall keep:

(a)         minutes of all meetings of:

(i)          directors,

(ii)         members,

(iii)        committees of directors, and

(iv)        committees of members;

(b)         copies of all resolutions consented to by:

(i)          directors,

(ii)         members,

(iii)        committees of directors, and

(iv)        committees of members;

(c)         an imprint of the common seal at the registered office of the Company.

Annex D-14

              The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)         minutes of meetings and resolutions of members and of classes of members maintained in accordance with Article 80; and

(b)         minutes of meetings and resolutions of directors and committees of directors maintained in accordance with Article 80.

              The Company shall keep the following documents at the office of its registered agent:

(a)         the Memorandum of Association and Articles of the Company;

(b)         the register of members maintained in accordance with Article 85 or a copy of the register of members;

(c)         the register of directors maintained in accordance with Article 84 or a copy of the register of directors;

(d)         copies of all notices and other documents filed by the Company in the previous ten years; and

(e)         a copy of the register of charges kept by the Company pursuant to Section 162(1) of the Act.

              (a)         Where the Company keeps a copy of the register of members or the register of directors at the office of its registered agent, it shall

(i)          within 15 days of any change in the register, notify the registered agent, in writing, of the change; and

(ii)         provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

(b)         Where the place at which the original register of members or the original register of directors is changed, the Company shall provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

              The Company shall keep a register to be known as a register of directors containing the names and addresses of the persons who are directors of the Company, the date on which each person whose name is entered in the register was appointed as a director of the Company, the date on which each person named as a director ceased to be a director of the Company, and such other information as may be prescribed.

              The Company shall maintain an accurate and complete register of members showing the full names and addresses of all persons holding registered shares in the Company, the number of each class and series of registered shares held by such person, the date on which the name of each member was entered in the register of members and where applicable, the date such person ceased to hold any registered shares in the Company.

              The records, documents and registers required by Articles 79 to 85 inclusive shall be open to the inspection of the directors at all times.

              The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the records, documents and registers of the Company or any of them shall be open to the inspection of members not being directors, and no member (not being a director) shall have any right of inspecting any records, documents or registers of the Company except as conferred by the Act or authorised by resolution of the directors.

19          AUDIT

              The directors may by resolution call for the accounts of the Company to be examined by an auditor or auditors to be appointed by them at such remuneration as may from time to time be agreed.

              The auditor may be a member of the company but no director or officer shall be eligible during his continuance in office.

Annex D-15

              Every auditor of the Company shall have a right of access at all times to the books of accounts of the Company, and shall be entitled to require from the officers of the Company such information and explanations as he thinks necessary for the performance of his duties.

              The report of the auditor shall be annexed to the accounts upon which he reports, and the auditor shall be entitled to receive notice of, and to attend, any meeting at which the Company’s audited Profit and Loss Account and Balance Sheet is to be presented.

20          NOTICES

              Any notice, information or written statement required to be given to members shall be served by mail (air-mail service if available) addressed to each member at the address shown in the share register.

              All notices directed to be given to the members shall, with respect to any registered shares to which persons are jointly entitled, be given to whichever of such persons is named first in the share register, and notice so given shall be sufficient notice to all the holders of such shares.

              Any notice, if served by post, shall be deemed to have been served within ten days of posting, and in proving such service it shall be sufficient to prove that the letter containing the notice was properly addressed and mailed with the postage prepaid.

21          PENSION AND SUPERANNUATION FUND

              The directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company or any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid or who hold or held any salaried employment or office in the Company or such other company, or any persons in whose welfare the Company or any such other company as aforesaid is, or has been at any time, interested, and to the wives, widows, families and dependents of any such persons, and make payments for or towards the insurance of such persons as aforesaid, and may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. A director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

22          WINDING UP

              The Company may be voluntarily liquidated under Part XII of the Act if it has no liabilities and it is able to pay its debts as they become due. If the Company shall be wound up, the liquidator may, in accordance with a resolution of members, divide amongst the members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any such property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributors as the liquidator shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

23          AMENDMENT TO ARTICLES

              The Company may alter or modify the conditions contained in these Articles as originally drafted or as amended from time to time by a resolution of the directors or the members.

Annex D-16

We, Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands, for the purpose of incorporating a BVI business company under the laws of the British Virgin Islands hereby sign these Articles of Association.

Dated [•]

Incorporator

Signed for and on behalf of Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands

________________________________

Signature of authorised signatory

________________________________

Print name

Annex D-17

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The directors, alternate directors, secretary and other officers for the time being of HBNB and the trustees (if any) for the time being acting in relation to any of the affairs of HBNB, and their respective executors or administrators, shall be indemnified and secured harmless out of the assets of HBNB from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their executors or administrators, shall or may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own dishonesty, willful default or fraud, and none of them shall be answerable for the acts, receipts, neglects or defaults of any other of them, or for joining in any receipt for the sake of conformity, or for any bankers or other persons with whom any moneys or effects of HBNB shall be lodged or deposited for safe custody, or for the insufficiency or deficiency of any security upon which any moneys of HBNB shall be placed out or invested, or for any other loss, misfortune or damage which may arise in the execution of their respective offices or trusts, or in relation thereto, except as the same shall happen by or through their own dishonesty, willful default or fraud. HBNB may take out and pay the premium and other moneys for the maintenance of insurance, bonds and other instruments for the benefit either of HBNB or the directors (and/or other officers) or any of them to indemnify HBNB and/or directors (and/or other officers) named therein for this purpose against any loss, damage, liability and claim which they may suffer or sustain in connection with any breach by the directors (and/or other officers) or any of them of their duties to HBNB.

Item 21. Exhibits.

(a)     The following exhibits are filed as part of this registration statement, including those incorporated herein by reference:

Exhibit Number	Description
2.1*†

Agreement and Plan of Merger, dated as of April 8, 2024, by and among HBNB, HOA, DoubleDragon, DDPC, Hotel101 Worldwide, JVSPAC, Hotel101 Global, Merger Sub 1 and Merger Sub 2 (included as Annex A-1 to the proxy statement/prospectus).

2.2*†

First Amendment to Agreement and Plan of Merger, dated as of September 3, 2024 by and among HBNB, HOA, DoubleDragon, DDPC, Hotel101 Worldwide, JVSPAC, Hotel101 Global, Merger Sub 1 and Merger Sub 2 (included as Annex A-2 to the proxy statement/prospectus).

2.3*	Form of Plan of Merger, by and between JVSPAC and Merger Sub 2 (included as Annex C to the proxy statement/prospectus).
3.1*	Memorandum and articles of association of HBNB.
3.2*	Form of amended memorandum and articles of association of HBNB (included as Annex B to the proxy statement/prospectus).
3.3*	Form of Amended and Restated Memorandum of Association and Articles of Association of JVSPAC (included as Annex D to the proxy statement/prospectus).
3.4*	Constitution of Hotel101 Global.
4.1

Specimen Unit Certificate of JVSPAC (incorporated by reference to Exhibit 4.1 of Amendment No. 2 to JVSPAC Acquisition Corp.’s Registration Statement on Form S-1/A (File No. 333-275176) filed with the SEC on December 21, 2023).

4.2

Specimen Class A Ordinary Share Certificate of JVSPAC (incorporated by reference to Exhibit 4.2 of Amendment No. 2 to JVSPAC Acquisition Corp.’s Registration Statement on Form S-1/A (File No. 333-275176) filed with the SEC on December 21, 2023).

4.3

Specimen Right Certificate of JVSPAC (incorporated by reference to Exhibit 4.3 of Amendment No. 2 to JVSPAC Acquisition Corp.’s Registration Statement on Form S-1/A (File No. 333-275176) filed with the SEC on December 21, 2023).

4.4*	Specimen Class A Ordinary Share Certificate of HBNB.

Exhibit Number	Description
5.1*	Form of Opinion of Appleby as to the validity of HBNB Ordinary Shares.
5.2**	Form of Opinion of Loeb & Loeb LLP.
10.1*	Real Estate Sales Contract by and among Kabushikigaisha Izumikyo, Hotel101 Worldwide Private Limited and DDPC Worldwide Pte. Ltd dated June 30, 2022.
10.2*

Memorandum on Assignment of Contractual Status and Rights Under Contract for a Real Estate Sales Contract by and among Hotel101 Worldwide Private Limited, DDPC Worldwide Pte Ltd, TMK Hotel101 Niseko and Kabushikigaisha Izumicho dated September 2, 2022.

10.3*	Real Estate Purchase and Sale Contract between Maruyoshi Kabushikigaisha and TMK Hotel101 Niseko dated June 12, 2023.
10.4*	Construction Contract between TMK Hotel101 Niseko and Iwata Chizaki Construction Co., Ltd. dated August 26, 2023.
10.5*	English translation of Deed of Sale of Property between Metrovacesa S.A. and Hotel101 Madrid, S.L.U. dated October 27, 2023.
10.6*	English translation of Contract for Works and Materials for the Construction of a Hotel between Hotel101 Madrid, S.L.U. and Ferrovial Construcción, S.A. dated March 13, 2024.
10.7*

Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate by and among DBF IDGT W. 2ND STREET LLC, DBF LT W. 2ND STREET LLC, RAF IDGT W. 2ND STREET LLC, RAF LT W. 2ND STREET LLC, HOTEL101 LOS ANGELES LLC and Chicago Title Company dated September 27, 2023.

10.8*

First Amendment to Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate by and among DBF IDGT W. 2ND STREET LLC, DBF LT W. 2ND STREET LLC, RAF IDGT W. 2ND STREET LLC, RAF LT W. 2ND STREET LLC and HOTEL101 LOS ANGELES LLC dated November 13, 2023.

10.9*

Second Amendment to Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate by and among DBF IDGT W. 2ND STREET LLC, DBF LT W. 2ND STREET LLC, RAF IDGT W. 2ND STREET LLC, RAF LT W. 2ND STREET LLC and HOTEL101 LOS ANGELES LLC dated November 21, 2023.

10.10*

Third Amendment to Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate by and among DBF IDGT W. 2ND STREET LLC, DBF LT W. 2ND STREET LLC, RAF IDGT W. 2ND STREET LLC, RAF LT W. 2ND STREET LLC and HOTEL101 LOS ANGELES LLC dated November 12, 2024.

21.1*	List of subsidiaries of HBNB.
23.1**	Consent of Marcum LLP, independent registered public accounting firm for HBNB and Hotel101 Global.
23.2**	Consent of R.G. Manabat & Co., independent auditors for HOA.
23.3**	Consent of Marcum Asia CPAs LLP, independent registered public accounting firm for JVSPAC.
23.4*	Consent of Appleby (included in Exhibit 5.1).
23.5**	Consent of Loeb & Loeb LLP (included in Exhibit 8.1).
99.1**	Form of proxy for extraordinary general meeting.
99.2**	Consent of Marriana Henares Yulo to be named as a director.
99.3**	Consent of Rodolfo Ma. Allena Ponferrada to be named as a director.
99.4**	Consent of Jacy Ryan Tan Chua to be named as a director.
99.5**	Consent of Earl Ericson King Tanmantiong to be named as a director.
99.6**	Consent of Gary Emerson Po Cheng to be named as a director.
99.7**	Consent of Rene De Jesus Buenaventura to be named as a director.
99.8**	Consent of Victoria R. Tamayao to be named as a director.
107**	Filing Fee Table

____________

*        Filed herewith

**      To be filed by amendment.

[***   Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(10)(iv). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.]

†        Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Item 22. Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(5)    That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)    That, for the purpose of determining liability of the undersigned registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of such undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    (i) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (ii) To arrange or provide for a facility in the United States for purposes of responding to such requests.

(9)    To file a post-effective amendment to this registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 will not be furnished; provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(10)  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [place] on the [date] day of [month], 2025.

HOTEL101 GLOBAL HOLDINGS CORP.
By:
Name:	Marriana Henares Yulo, for and on behalf of Hotel101 Global Holdings Corp.
Title:	Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized U.S. representative of Hotel101 Global Holdings Corp. has signed this registration statement in [the City of New York, State of New York], on the [•] day of [•], 2025.

By:
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the co-registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [place] on the [date] day of [month], 2025.

HOTEL101 GLOBAL PTE. LTD.
By:
Name:	Marriana Henares Yulo, for and on behalf of Hotel101 Global Pte. Ltd.
Title:	Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE
	Director and Chief Executive Officer	[Date]
Marriana Henares Yulo
	Director	[Date]
Joselito L. Barrera, Jr.
	Director	[Date]
Tan Cher Wee
	Chief Financial Officer	[Date]
Jacy Ryan Tan Chua

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized U.S. representative of Hotel101 Global Pte. Ltd. has signed this registration statement in [the City of New York, State of New York], on the [•] day of [•], 2025.

By:
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.